As filed with the United States Securities and Exchange Commission on June 25, 2021.

Registration No: 333-256127

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

Amendment No. 1
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

CM LIFE SCIENCES II INC.

(Exact name of registrant as specified in its charter)

_____________________________

Delaware	001-40090	85-4298912
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065
Telephone: (212) 474-6745

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________

Eli Casdin
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065
Telephone: (212) 474-6745
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

Joel Rubinstein Matthew Kautz Andrew J. Ericksen White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 (212) 819-8200	Herbert F. Kozlov Ari Edelman Jared Kelly Lynwood E. Reinhardt Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 (212) 521-5400

_____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Class A common stock, par value $0.0001 per share	130,000,000	(1)	$11.69	(2)	$1,519,700,000	(2)	$165,799.27	(3)(4)
Total

____________

(1)      Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“CMLS II Class A common stock”), of the registrant estimated to be issued in connection with the business combination described herein (“Business Combination”). Such maximum number of shares of CMLS II Class A common stock is based on (a) up to 125,000,000 shares of CMLS II Class A common stock to be issued to the holders of shares of SomaLogic, Inc. (“SomaLogic”), plus (b) up to 5,000,000 shares of CMLS II Class A common stock to be issued as Earn-Out Shares (as defined below). The exchange ratio is currently expected to be 0.8426 shares of CMLS II Class A common stock per share of SomaLogic Class B common stock, after giving effect to the conversion of each share of SomaLogic preferred stock into two shares of SomaLogic Class B common stock.

(2)      Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act of 1933, as amended (“Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 130,000,000 shares of CMLS II Class A common stock and (ii) $11.69, the average of the high and low trading prices of CMLS II Class A common stock on May 10, 2021 (within five business days prior to the date of this Registration Statement).

(3)      Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)      Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED JUNE 25, 2021

PROXY STATEMENT/PROSPECTUS
DATED            , 2021

CM LIFE SCIENCES II INC.

c/o Corvex Management
667 Madison Avenue
New York, New York

Dear Stockholder of CM Life Sciences II Inc.:

You are cordially invited to attend the special meeting of stockholders (“Special Meeting”) of CM Life Sciences II Inc. (“we,” “us,” “our”, “CMLS II” or the “Company”) to be held on [day], [date] at [time] Eastern time at [virtual meeting link]. In light of ongoing developments related to coronavirus (COVID-19), after careful consideration, the Company has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend and vote at the Special Meeting online by visiting [virtual meeting link] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus.

On March 28, 2021, the Company and its wholly owned subsidiary, S-Craft Merger Sub, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended, “Merger Agreement”) with SomaLogic, Inc. (“SomaLogic”). If the Merger Agreement is approved by the Company’s stockholders at the Special Meeting (and all other conditions pursuant to the Merger Agreement are either satisfied or waived), Merger Sub will merge with and into SomaLogic, with SomaLogic surviving the merger as a wholly owned subsidiary of the Company (“Merger”). Upon the consummation of the transactions contemplated by the Merger Agreement (“Business Combination”), the Company will change its name to SomaLogic, Inc. As described in this proxy statement/prospectus, CMLS II’s stockholders are being asked to consider and vote upon, among other things, the Business Combination and the other proposals set forth herein. For ease of reference, certain capitalized terms used in this proxy statement/prospectus are defined below in “Frequently Used Terms.”

Under the Merger Agreement, CMLS II has agreed to acquire all of the outstanding equity interests of SomaLogic for at least $1.25 billion in aggregate consideration consisting of 125,000,000 shares of CMLS II Class A common stock (assuming no cash elections will be made by SomaLogic stockholders) and up to an additional 5,000,000 shares of CMLS II Class A common stock pursuant to the Earn-Out Shares (as defined below). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (“Effective Time”), and as further described in this proxy statement/prospectus, (i) each share of SomaLogic common stock and SomaLogic preferred stock held in SomaLogic’s treasury or owned by the Company, Merger Sub or SomaLogic immediately prior to the Effective Time (each an “Excluded Share”), will be cancelled and no consideration will be paid or payable with respect thereto and (ii) each share of SomaLogic stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each SomaLogic’s stockholder (as applicable) being entitled to receive (the consideration in clauses (a) through (c), the “Merger Consideration”):

(a)     if such stockholder has made a cash election as set forth and in accordance with the terms of the Merger Agreement, a portion of the specified aggregate amount of cash consideration payable under the terms of the Merger Agreement (such aggregate amount not to exceed $50,000,000) and pursuant to the terms of such stockholder’s cash election;

(b)    a number of shares of Class A common stock, par value $0.0001 per share, of CMLS II (“CMLS II Class A common stock”) equal to the quotient of: (i) (A) the product of (x) such stockholder’s total shares of SomaLogic stock (with the SomaLogic common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement minus (B) the amount of cash payable to such stockholder pursuant to its cash election, described in clause (a) above, if any, divided by (ii) $10.00; and

(c)     such stockholder’s earn-out pro rata share of any Earn-Out Shares (as defined below) to which such stockholder is entitled pursuant to the terms of the Merger Agreement.

The exchange ratio is currently expected to be 0.8426 shares of CMLS II Class A common stock per share of SomaLogic’s Class B common stock, after giving effect to the conversion of each share of SomaLogic preferred stock into two shares of SomaLogic Class B common stock.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if at any time between the 13-month anniversary of the closing and the 24-month anniversary of the closing (inclusive of the first and last day of such period, the “Earn-Out Period”), the volume-weighted average closing sale price of a share of CMLS II Class A common stock as reported on Nasdaq for a period of at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination is greater than or equal to $20.00 (“Triggering Event”), then we will deliver or cause to be delivered to each applicable SomaLogic stockholder in accordance with such stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement), and each employee or individual service provider of SomaLogic, in each case whom the board of directors of SomaLogic designates as an Earn-Out Service Provider prior to the Closing and who enters into an earn-out award agreement (such employee or individual service provider, an “Earn-Out Service Provider”) (in accordance with its respective earn-out pro rata share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), 5,000,000 shares of CMLS II Class A common stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the CMLS II Class A common stock occurring on or after the Closing) (“Earn-Out Shares”), upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

The Business Combination will have no effect on the CMLS II Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. The CMLS II Class B common stock which is held by the Company’s Initial Stockholders and referred to as the Founder Shares will automatically convert into CMLS II Class A common stock concurrently with or immediately following the consummation of the Business Combination on a one-for-one basis.

Upon the Closing, the former SomaLogic stockholders are expected to hold, in the aggregate, approximately 61.7% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Any cash not paid to SomaLogic stockholders as Merger Consideration under the terms of the Merger Agreement will remain on the balance sheet of the post-combination company and be available for the payment of transaction expenses and other post-combination company uses.

In connection with the Business Combination, the Company entered into subscription agreements, each dated as of March 28, 2021 (“Subscription Agreements”), with certain institutional investors (collectively, “PIPE Investors”), including certain stockholders of SomaLogic and certain affiliates of CMLS Holdings II LLC (“Sponsor”), pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 37,500,000 shares of CMLS II Class A common stock at $10.00 per share, for an aggregate purchase price of $375,000,000 (“PIPE Investment”).

The Company and SomaLogic cannot complete the Business Combination unless the Company’s stockholders approve the Business Combination, including the issuance of common stock to SomaLogic stockholders as Merger Consideration, and certain of the other proposals contained herein. The Company is sending you this proxy statement/prospectus to ask you to vote in favor of the Business Combination Proposal, as described below, and the other matters described in this proxy statement/prospectus.

At the Special Meeting, the Company’s stockholders will be asked to consider and vote upon a proposal (“Business Combination Proposal” or “Proposal No. 1”) to adopt the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the Business Combination. In addition, you are being asked to consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq Stock Market (“Nasdaq”) listing rules, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and the Subscription Agreements,

including up to 125,000,000 shares of common stock to the SomaLogic stockholders, up to 5,000,000 Earn-Out Shares and 37,500,000 shares of common stock to the PIPE Investors (“Nasdaq Stock Issuance Proposal” or “Proposal No. 2”); a proposal to approve the SomaLogic, Inc. 2021 Omnibus Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (“Incentive Plan”) (“Incentive Plan Proposal” or “Proposal No. 3”); a proposal to approve the SomaLogic, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (“ESPP”) (“ESPP Proposal” or “Proposal No. 4”); a proposal to adopt the A&R Certificate of Incorporation in the form attached to the accompanying proxy statement/prospectus as Annex E (“Charter Amendment Proposal” or “Proposal No. 5”); a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal (“Adjournment Proposal” or “Proposal No. 6”).

Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to carefully read.

Pursuant to our current Certificate of Incorporation (“Current Charter”), we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (“Trust Account”) that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $276 million as of March 31, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and SomaLogic transaction expenses.

Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that SomaLogic’s obligation to consummate the Business Combination is subject to the condition that that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and SomaLogic transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, SomaLogic. If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by SomaLogic), then SomaLogic may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

Our Sponsor and the Company’s officers and directors at the time of our IPO (together, our “Initial Stockholders”) have agreed to vote their shares of common stock in favor of the Business Combination. Currently, our Initial Stockholders own approximately 20% of our issued and outstanding shares of common stock. In addition, our Initial Stockholders have agreed to waive their redemption rights with respect to such shares.

We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our stockholders in connection with the solicitation of proxies to be voted at the Special Meeting (including following any adjournments or postponements of the Special Meeting). Information about the Special Meeting, the Business Combination and other related business to be considered by the Company’s stockholders at the Special Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, we urge all Company stockholders to read this proxy statement/prospectus, including the Annexes and the accompanying financial statements of the Company and SomaLogic, carefully and in their entirety. In particular, we urge you to carefully read the section entitled “Risk Factors” beginning on page 47 of this proxy statement/prospectus.

After careful consideration, our Board has approved the Merger Agreement and the transactions contemplated therein, and recommends that our stockholders vote “FOR” adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to our stockholders in the accompanying proxy statement/prospectus. When you consider the Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. Please see the section entitled “Proposal No. 1 — The Business Combination — Proposal – Interests of Certain Persons in the Business Combination” for additional information.

Approval of each of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the Special Meeting. Approval of the Charter Amendment Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. Even if you have voted by proxy, you may still vote during the Special Meeting by visiting [virtual meeting link] with your 12-digit control number assigned by Continental Stock Transfer & Trust Company included on your proxy card or obtained from them via email. The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote at the Special Meeting, you may revoke your proxy and vote at the Special Meeting.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT THE COMPANY REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE COMPANY’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our Board, I would like to thank you for your support of CM Life Sciences II Inc. and look forward to a successful completion of the Business Combination.

By Order of the Board of Directors,
, 2021
/s/ Eli Casdin
Eli Casdin
Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated             , 2021 and is expected to be first mailed to the Company’s stockholders on or about             , 2021.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

CM LIFE SCIENCES II INC.

TO BE HELD ON              , 2021

To the Stockholders of CM Life Sciences II Inc.:

NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders of CM Life Sciences II Inc., a Delaware corporation (“Company”), will be held on [day], [date] at [time] Eastern time at [virtual meeting link] (“Special Meeting”). In light of ongoing developments related to coronavirus (COVID-19), after careful consideration, the Company has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend and vote at the Special Meeting online by visiting [virtual meeting link] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus.

At the Special Meeting, you will be asked to consider and vote on proposals to:

1.      Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Agreement and Plan of Merger, dated as of March 28, 2021 (as it may be amended and/or restated from time to time, the “Merger Agreement”) by and among the Company, its wholly owned subsidiary, Merger Sub, and SomaLogic, Inc. (SomaLogic”), a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby (“Business Combination”), including the merger of Merger Sub with and into SomaLogic, with SomaLogic surviving the Merger as a wholly owned subsidiary of the Company, and the issuance of common stock to SomaLogic stockholders as Merger Consideration;

2.      Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and Subscription Agreements, including up to 37,500,000 shares of our common stock to the PIPE Investors, which includes affiliates of our Sponsor that subscribed for 5,450,000 shares of common stock, and up to 125,000,000 shares of our common stock to SomaLogic stockholders and up to 5,000,000 Earn-Out Shares;

3.      Proposal No. 3 — The Incentive Plan Proposal — To approve the SomaLogic, Inc. 2021 Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C (“Incentive Plan”), including the authorization of the initial share reserve under the Incentive Plan;

4.      Proposal No. 4 — The ESPP Proposal — To approve the SomaLogic, Inc. 2021 Employee Stock Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex D (“ESPP”), including the authorization of the initial share reserve under the ESPP;

5.      Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation in the form attached to the accompanying proxy statement/prospectus as Annex E; and

6.      Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal the Incentive Plan Proposal or the ESPP Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal.

The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, a copy of the Merger Agreement. We urge you to carefully read this proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of the Company and SomaLogic.

The record date for the Special Meeting is [day], [date]. Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting and electronically during the Special Meeting at [virtual meeting link].

Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $276 million as of March 31, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and SomaLogic transaction expenses.

Our Initial Stockholders (as defined above), who own approximately 20% of our issued and outstanding shares of common stock, have agreed to vote their shares of common stock in favor of the Business Combination. In addition, our Initial Stockholders have agreed to waive their redemption rights with respect to such shares, which will be excluded from the pro rata calculation used to determine the per-share redemption price.

Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that SomaLogic’s obligation to consummate the Business Combination is subject to the condition that that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and SomaLogic transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, SomaLogic. If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by SomaLogic), then SomaLogic may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

In connection with the Business Combination, the Company entered into the Subscription Agreements (as defined above) with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 37,500,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $375,000,000.

A majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote must be present in person or by proxy to constitute a quorum for the transaction of business at the Special Meeting. The Board recommends that you vote “FOR” each of these proposals.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF OUR CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF OUR CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, TELEPHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF OUR CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DTC’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SPECIAL MEETING OF COMPANY STOCKHOLDERS — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

By Order of the Board of Directors,
/s/ Eli Casdin
Eli Casdin
Chief Executive Officer
New York, New York
, 2021

i

SUMMARY TERM SHEET

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals for Stockholders” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

•        CM Life Sciences II Inc., a Delaware corporation, which we refer to as “we,” “us,” “our,” “CMLS II” or the “Company,” is a special purpose acquisition company (“SPAC”) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

•        There are currently 34,500,000 shares of Class A and Class B common stock, par value $0.0001 per share, of the Company, issued and outstanding, consisting of (i) 27,600,000 public shares, and (ii) 6,900,000 Founder Shares held by our Initial Stockholders (“Founder Shares”). There are currently no shares of Company preferred stock issued and outstanding. In addition, we have 5,520,000 public warrants to purchase common stock (originally sold as part of the units issued in our IPO) outstanding along with 5,013,333 private placement warrants issued to our Sponsor in a private placement concurrently with our IPO. Each warrant entitles its holder to purchase one share of our Class A common stock at an exercise price of $11.50 per whole share, to be exercised only for a whole number of shares of our Class A common stock. The warrants will become exercisable 30 days after the completion of the Business Combination, and they expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding public warrants at a price of $0.01 per warrant, if the last reported sales price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we give notice of such redemption and provided certain other conditions are met. For more information regarding the public warrants, please see the section entitled “Description of Securities.”

•        SomaLogic is a commercial stage proteomics company and has historically served over 300 pharmaceutical and research customers and collaborators. SomaLogic’s pioneering technology platform is uniquely capable of becoming a universal proteomics solution. Proprietary aptamers, which are target specific oligonucleotides, facilitate both broad and precise protein measurements. As of April 30, 2021, SomaScan® assay measures 7,000 protein target measurements in a single sample, with high specificity, low variance and high reproducibility, enabling the possibility of faster, more precise drug discovery for researchers. The SomaSignal™ tests, one of the industry’s leading clinical proteomic diagnostic applications, which provide additional insights to a wide customer base, are a combination of artificial intelligence and machine learning powered bioinformatics algorithms operated in tandem with the SomaLogic’s database of over 450,000 samples. Findings using this patented technology have been published by SomaLogic or collaborators in more than 250 scientific and clinical manuscripts with some of the leading key opinion leaders (“KOLs”).

•        Under the Merger Agreement, CMLS II has agreed to acquire all of the outstanding equity interests of SomaLogic for at least $1.25 billion in aggregate consideration consisting 125,000,000 shares of CMLS II Class A common stock (assuming no cash elections will be made by SomaLogic stockholders) and up to an additional 5,000,000 shares of CMLS II Class A common stock pursuant to the Earn-Out Shares. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, and as further described in this proxy statement/prospectus, each share of SomaLogic stock other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement) that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each SomaLogic’s stockholder (as applicable) being entitled to receive: (a) if such stockholder has made a cash election as set forth and in accordance with the terms of the Merger Agreement, a portion of the specified aggregate amount of cash consideration payable under the terms of the Merger Agreement (such aggregate amount not to exceed $50,000,000) and pursuant to the terms of such stockholder’s cash election; (b) a number of shares of Class A Common

Stock equal to the quotient of: (i) (A) the product of (x) such stockholder’s total shares of SomaLogic stock (with the SomaLogic common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement minus (B) the amount of cash payable to such stockholder pursuant to its cash election, if any, divided by (ii) $10.00; and (c) such stockholder’s earn-out pro rata share of any Earn-Out Shares to which such stockholder is entitled pursuant to the terms of the Merger Agreement.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if during the Earn-Out Period, the Triggering Event occurs, then we will deliver or cause to be delivered to each applicable SomaLogic stockholder in accordance with such stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement), and Earn-Out Service Provider (in accordance with its respective earn-out pro rata share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), the Earn-Out Shares. Such issuance shall be upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

•        In connection with the Business Combination, CMLS II entered into the Subscription Agreements, each dated as of March 28, 2021, with the PIPE Investors, including certain stockholders of SomaLogic and certain affiliates of our Sponsor, pursuant to which, among other things, CMLS II agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 37,500,000 shares of CMLS II Class A common stock at $10.00 per share, for an aggregate purchase price of $375,000,000 (“PIPE Investment”).

•        It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 14.7% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 19.9% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 34.6% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 3.7% of the outstanding shares of the post-combination company; and (iv) the former SomaLogic stockholders are expected to hold, in the aggregate, approximately 61.7% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Upon the Effective Time, each outstanding option to purchase SomaLogic common stock will be rolled over into options to purchase Company common stock in accordance with the terms of the Merger Agreement.

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 125,000,000 shares of CMLS II Class A Common Stock (assuming no cash elections will be made by SomaLogic stockholders) and assume 116,013,417 shares will be issued at Closing to current holders of issued and outstanding shares of SomaLogic stock, but does not include the portion of the Merger Consideration that will be allocated to shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the Incentive Plan or the ESPP, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS II underlying warrants to purchase common stock of CMLS II that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of

the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

•        The Sponsor Support Agreement provides that, our Sponsor will vote their shares of common stock in favor of the Business Combination, be bound by certain other covenants and agreements related to the Business Combination and be bound by certain transfer restrictions with respect to their shares of common stock prior to the closing of the Business Combination.

•        The Forfeiture Agreement provides that, our Sponsor, subject to certain limitations and in accordance with the terms of the agreement, will forfeit up to 33% of its shares of our Class B common stock determined based on the actual exercise of redemption rights by stockholders of our company in connection with the Business Combination.

•        Our management and the Board considered various factors in determining whether to approve the Merger Agreement and the Business Combination. For more information about our decision-making process, see the section entitled “Proposal No. 1 — The Business Combination Proposal — CMLS II Board of Directors’ Reasons for the Approval of the Business Combination.”

•        Pursuant to our Current Charter, in connection with the Business Combination, holders of our public shares may elect to have their public shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Current Charter. As of March 31, 2021, the estimated per share redemption price would have been approximately $10.00. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our common stock for cash and will no longer own outstanding shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent, Continental Stock Transfer & Trust Company, at least two business days prior to the Special Meeting. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights.”

•        In addition to voting on the proposal to adopt the Merger Agreement and approve the transactions contemplated thereunder, including the Business Combination, at the Special Meeting, the stockholders of the Company will be asked to vote on:

Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and Subscription Agreements, including up to 37,500,000 shares of our common stock to the PIPE Investors, which includes affiliates of our Sponsor that subscribed for 5,450,000 shares of common stock, and up to 125,000,000 shares of our common stock to SomaLogic stockholders and up to 5,000,000 Earn-Out Shares;

Proposal No. 3 — The Incentive Plan Proposal — To approve the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the Incentive Plan;

Proposal No. 4 — The ESPP Proposal — To approve the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the ESPP;

Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation in the form attached to the accompanying proxy statement/prospectus as Annex E; and

Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal. This

proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal.

Please see the sections entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Nasdaq Stock Issuance Proposal,” “Proposal No. 3 — The Incentive Plan Proposal,” “Proposal No. 4 — The ESPP Proposal,” “Proposal No. 5 — The Charter Amendment Proposal,” and “Proposal No. 6 — The Adjournment Proposal.” Proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

•        The Merger Agreement may be terminated at any time prior to the consummation of the Business Combination upon mutual written agreement of the parties thereto, or by the Company or SomaLogic in specified circumstances. For more information about the termination rights under the Merger Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Termination.”

•        The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

•        In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and its affiliates and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 6,900,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by February 25, 2023 or any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Current Charter (“applicable deadline”);

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin, Kevin Conroy, Troy Cox and Stephen Quake will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin serves on the board of directors of SomaLogic;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS II Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 5,013,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of CMLS II’s directors (and/or entities controlled by them) generating gross proceeds to CMLS II of $7,520,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless; and

•        that affiliates of the Sponsor, Casdin Capital LLC and Corvex Management L.P. and Dr. Quake and Mr. Cox, have entered into Subscription Agreements with CMLS II, pursuant to which such affiliates have committed to purchase 2,500,000; 2,500,000; 400,000 and 50,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $25,000,000; $25,000,000; $4,000,000; $500,000, respectively.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “CMLS II” refer to CM Life Sciences II Inc., a Delaware corporation, and the term “post-combination company” refers to the company following the consummation of the Business Combination. In this proxy statement/prospectus:

“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to the Company from the Trust Account in connection with the transactions contemplated by the Merger Agreement (after giving effect to any redemptions of public shares, if any) and (ii) the aggregate cash proceeds actually received by CMLS II with respect to the PIPE Investment.

“Aggregate Transaction Proceeds Condition” means the minimum aggregate cash amount that CMLS II must have available from the Aggregate Transaction Proceeds, which amount will not be less than $250,000,000.

“A&R Certificate of Incorporation” means the proposed Amended and Restated Certificate of Incorporation of the Company, a form of which is attached hereto as Annex E, which will become the post-combination company’s certificate of incorporation assuming the approval of the Charter Amendment Proposal and consummation of the Business Combination. In case the Charter Amendment Proposal is not approved or the Business Combination is not consummated, the Current Charter will continue to be the certificate of incorporation of the post-combination company.

“Business Combination” means the transactions contemplated by the Merger Agreement, including the Merger.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the closing date of the Business Combination.

“CMLS II Board”, “our Board” or the “the Board” means the board of directors of CMLS II.

“CMLS II Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of CMLS II.

“CMLS II Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of CMLS II.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the volume weighted average closing sale price of one share of CMLS II Class A common stock as reported on Nasdaq (or the exchange on which the shares of CMLS II Class A common stock are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into CMLS II Class A common stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of CMLS II and SomaLogic), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to CMLS II Class A common stock).

“Company common stock” means, collectively, the CMLS II Class A common stock and the CMLS II Class B common stock.

“D.F. King” means D.F. King & Co., Inc., proxy solicitor to the Company.

“DGCL” means the General Corporation Law of the State of Delaware.

“DTC” means The Depository Trust Company.

“Earn-Out Period” shall mean the time period between the 13-month anniversary of the Closing and the 24-month anniversary of the Closing (inclusive of the first and last day of such period).

“Earn-Out RSU” shall mean the award of restricted stock units in respect of the Earn-Out Shares granted to the Earn-Out Service Providers pursuant to the earn-out award agreement.

“Earn-Out Service Provider” shall mean each employee or individual service provider of SomaLogic, in each case whom the SomaLogic Board designates as an Earn-Out Service Provider prior to the Closing and who enters into an earn-out award agreement.

“Earn-Out Shares” shall mean 5,000,000 shares of CMLS II Class A common stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to CMLS II Class A common stock occurring on or after the Closing).

“Earn-Out Pro Rata Share” shall mean for each SomaLogic Stockholder, such amount determined in accordance with the following formula and as applied by the CMLS II Board in good faith: (The total number of Earn-Out Shares minus the number of Earn-Out Shares underlying any Earn-Out RSUs that are not forfeited by any recipient thereof) multiplied by (such SomaLogic Stockholder’s pro rata portion of the Closing Number of Securities divided by the total Closing Number of Securities).

“Effective Time” means, with respect to the Merger, the time on the Closing Date at which the Merger becomes effective.

“ESPP” means the SomaLogic, Inc. Employee Stock Purchase Plan, a copy of which is attached to this proxy statement/prospectus as Annex D, to be approved and adopted by the stockholders of CMLS II pursuant to the ESPP Proposal at the Special Meeting.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Credit Agreements” means (a) the Amended and Restated Credit Agreement, dated as of December 28, 2017, by and among SomaLogic, the guarantors thereto, the lenders thereto and Madryn Health Partners, L.P., as Administrative Agent (the “Madryn Credit Agreement”), provided, however, that on April 9, 2021, with the consent of the Company, SomaLogic repaid in full all amounts owed under the Madryn Credit Agreement and all related loan documents and security documents have been terminated, (b) the Paycheck Protection Program loan, dated as of April 13, 2020, by and between SomaLogic and JPMorgan Chase Bank, N.A. (on June 21, 2021, JPMorgan Chase Bank, N.A. notified SomaLogic that the loan was 100% forgiven by the U.S. Small Business Administration), and (c) the Fifth Amended and Restated Convertible Promissory Note, dated as of June 28, 2017, by and between SomaLogic and Jane W. Butcher, in each case as may be amended, amended and restated, restated, supplemented or otherwise modified from time to time.

“FASB” means the Financial Accounting Standards Board.

“Founder Shares” means the aggregate of 6,900,000 shares of CMLS II Class B common stock held by our Initial Stockholders.

“GAAP” means United States generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incentive Plan” means the SomaLogic, Inc. 2021 Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, to be approved and adopted by the stockholders of CMLS II pursuant to the Incentive Plan Proposal at the Special Meeting.

“Initial Stockholders” means the Sponsor, Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means CMLS II’s initial public offering, consummated on February 25, 2021, through the sale of an aggregate of 27,600,000 units at $10.00 per unit, including the issuance of 3,600,000 units as a result of the underwriter’s exercise of its over-allotment in full.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger” means the merger of Merger Sub with and into SomaLogic.

“Merger Agreement” means that Merger Agreement, dated as of March 28, 2021, by and among CMLS II, Merger Sub and SomaLogic, a copy of which is attached to this proxy statement/prospectus as Annex A.

“Merger Sub” means S-Craft Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CMLS II.

“Nasdaq” means The Nasdaq Stock Market.

“Outside Date” means December 31, 2021.

“PIPE Investment” means the issuance of an aggregate of 37,500,000 shares of CMLS II Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately prior to the Closing, at a purchase price of $10.00 per share.

“PIPE Investors” means the certain institutional and accredited investors who are party to the Subscription Agreements.

“Post-combination company” means the surviving corporation resulting from the Merger.

“Private placement warrants” means the 5,013,333 private placement warrants issued to our Sponsor and CMLS II’s independent director nominees concurrently with CMLS II’s IPO.

“Public shares” means shares of CMLS II Class A common stock included in the units issued in CMLS II’s IPO.

“Public stockholders” means the holders of public shares.

“Public warrants” means the warrants included in the units issued in the IPO, each of which is exercisable for one share of CMLS II Class A common stock, in accordance with its terms.

“Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into as of the Closing by and among CMLS II, the Sponsor, certain affiliates of the Sponsor, and certain stockholders of CMLS II.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SomaLogic” means SomaLogic, Inc., a Delaware corporation.

“SomaLogic Board” means the board of directors of SomaLogic.

“SomaLogic Class A common stock” means the shares of Class A common stock, par value $0.01 per share, of SomaLogic.

“SomaLogic Class B common stock” means the shares of Class B common stock, par value $0.01 per share, of SomaLogic.

“SomaLogic preferred stock” means the shares of Series A preferred stock, par value $0.01 per share, of SomaLogic.

“SomaLogic common stock” means, collectively, the SomaLogic Class A common stock and the SomaLogic Class B common stock.

“SomaLogic stock” means, collectively, the SomaLogic Class A common stock, the SomaLogic Class B common stock and the SomaLogic preferred stock.

“SomaLogic Stockholder Approval” means the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement by the holders of shares of SomaLogic stock representing a majority of the voting power of SomaLogic, including, without limitation, the approval of the holders of the SomaLogic preferred stock, SomaLogic Class A common stock and SomaLogic Class B common stock, respectively, including the (y) approval of the holders of SomaLogic preferred stock voting as a separate class and (z) approval of holders of the SomaLogic preferred stock and SomaLogic common stock voting as a single class (on an as converted basis).

“SomaLogic Management” means the management of SomaLogic following the Closing.

“Sponsor” means CMLS Holdings II LLC, a Delaware limited liability company.

“Special Meeting” means the special meeting of the stockholders of CMLS II to consider matters relating to the Business Combination, to be held at              a.m., New York City time, on                 , 2021, in virtual format.

“Subscription Agreements” means the subscription agreements, each dated as of March 28, 2021, by and between CMLS II and the PIPE Investors, pursuant to which CMLS II has agreed to issue an aggregate of 37,500,000 shares of CMLS II Class A common stock to the PIPE Investors immediately prior to the Closing at a purchase price of $10.00 per share.

“Transactions” means the Business Combination, as well as the issuance of 37,500,000 shares of CMLS II Class A common stock to the PIPE Investors pursuant to the PIPE Investment immediately prior to the Closing.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Triggering Event” shall mean if the Common Share Price is greater than or equal to $20.00 during the Earn-Out Period.

“Trust Account” means the Trust Account of CMLS II that holds the proceeds from CMLS II’s IPO and the private placement of the private placement warrants.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of February 22, 2021, by and between CMLS II and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Units” means the units of CMLS II, each consisting of one share of CMLS II Class A common stock and one-fifth of one public warrant of CMLS II.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our stockholders. We urge stockholders to carefully read this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held on [day], [date] at [time] Eastern time at [virtual meeting link].

Q:     Why am I receiving this proxy statement/prospectus?

A:     Our stockholders are being asked to consider and vote upon a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination, among other proposals. We have entered into the Merger Agreement, pursuant to which the Company’s wholly owned subsidiary will merge with and into SomaLogic, with SomaLogic surviving the Merger as a wholly owned subsidiary of the Company. Subject to the terms of the Merger Agreement, at the Effective Time of the Business Combination, each share of SomaLogic stock issued and outstanding immediately prior to the Effective Time of the Business Combination, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), will convert into the Merger Consideration set forth in the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:     When is the Special Meeting?

A:     The Special Meeting will be held on [day], [date] at [time] Eastern time at [virtual meeting link]. In light of ongoing developments related to coronavirus (COVID-19), after careful consideration, the Company has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit questions during the Special Meeting by visiting [virtual meeting link] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Q:     How can I attend and vote at the Special Meeting?

Any stockholder wishing to attend the virtual meeting should register for the meeting by                 , 2021. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

•        If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the Special Meeting, go to [virtual meeting link], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Q:     What are the specific proposals on which I am being asked to vote on at the Special Meeting?

A:     You are being asked to consider and vote on proposals to:

1.      Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the merger of Merger Sub with and into SomaLogic, with SomaLogic surviving the Merger as a wholly owned subsidiary of the Company, and the issuance of common stock to SomaLogic stockholders as Merger Consideration;

2.      Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and Subscription Agreements, including up to 37,500,000 shares of our common stock to the PIPE Investors, which includes affiliates of our Sponsor that subscribed for 5,450,000 shares of common stock, and up to 125,000,000 shares of our common stock to SomaLogic stockholders and up to 5,000,000 Earn-Out Shares;

3.      Proposal No. 3 — The Incentive Plan Proposal — To approve the Incentive Plan a copy of which is attached to this proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the Incentive Plan;

4.      Proposal No. 4 — The ESPP Proposal — To approve the ESPP a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the ESPP;

5.      Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation in the form attached to the accompanying proxy statement/prospectus as Annex E; and

6.      Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal.

Q:     Are the proposals conditioned on one another?

A:     Yes. Under the Merger Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal in this proxy statement/prospectus (other than the Adjournment Proposal) is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve of each of the condition precedent proposals, the Business Combination may not be consummated. Therefore, approval of the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned upon stockholders’ approval of the Business Combination Proposal. Moreover, the transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and ESPP Proposal are approved at the Special Meeting.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Q:     Why is the Company providing stockholders with the opportunity to vote on the Business Combination?

A:     Under our Current Charter, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote, rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing. The adoption of the Merger Agreement is required under Delaware law and the approval of the Business Combination is required under our Current Charter. In addition, such approval is also a condition to the Closing under the Merger Agreement.

Q:     What will happen in the Business Combination?

A:     Pursuant to the Merger Agreement, SomaLogic will become a wholly-owned subsidiary of the Company as a result of the Merger of the Company’s wholly owned subsidiary, Merger Sub, with and into SomaLogic, with SomaLogic surviving the Merger as a wholly owned subsidiary of the Company.

Q:     Following the Business Combination, will the Company’s securities continue to trade on a stock exchange?

A:     Yes. We intend to apply to list the post-combination company’s common stock and warrants on Nasdaq under symbols “SLGC” and “SLGCW,” respectively, upon the Closing. Our units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

Q:     How has the announcement of the Business Combination affected the trading price of the Company’s common stock?

A:     On March 26, 2021, the trading date before the public announcement of the Business Combination, the Company’s units closed at $11.64. On such date, the Company’s common stock and warrants did not trade separately. On [•], 2021, the trading date immediately prior to the date of this proxy statement/prospectus, the Company’s units, common stock and warrants closed at $[•], $[•] and $[•], respectively.

Q:     How will the Business Combination impact the shares of the Company outstanding after the Business Combination?

A:     After the Business Combination and the consummation of the transactions contemplated thereby, including the PIPE Investment, the amount of common stock outstanding will increase by approximately 456.5% to approximately 192 million shares of common stock (assuming that no shares of common stock are redeemed and SomaLogic stockholders elect to receive all $50 million in cash). Additional shares of common stock may be issuable in the future as a result of the issuance of additional shares that are not currently outstanding, including the issuance of shares of common stock upon exercise or settlement of the public warrants, private placement warrants, Earn-Out Shares, options and Earn-Out RSUs issued in connection with the Business Combination after the Business Combination. The issuance and sale of such shares in the public market could adversely impact the market price of our common stock, even if our business is doing well.

Q:     Is the Business Combination the first step in a “going private” transaction?

A:     No. The Company does not intend for the Business Combination to be the first step in a “going private” transaction. One of the primary purposes of the Business Combination is to provide a platform for SomaLogic to access the U.S. public markets.

Q:     Will the management of SomaLogic change in the Business Combination?

A:     We anticipate that all of the executive officers of SomaLogic serving as of the date hereof will remain with the post-combination company. The current directors of the Company will resign at the time of the Business Combination, other than Mr. Conroy, Mr. Cox and Dr. Quake, who have been nominated by CMLS II, subject to the approval of the SomaLogic Board, to serve as directors of the post-combination company upon completion of the Business Combination, and Eli Casdin, who has been nominated by SomaLogic to serve as a director of the post-combination company upon completion of the Business Combination. The remaining director nominees will be designated by SomaLogic in accordance with the terms of the Merger Agreement. Please see the section entitled “Management After the Business Combination.”

Q:     What equity stake will current stockholders of the Company, PIPE Investors and the SomaLogic stockholders hold in the post-combination company after the Closing?

A:     It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 14.7% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 19.9% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 34.6% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 3.7% of the outstanding shares of the post-combination company; and (iv) the former SomaLogic stockholders are expected to hold, in the aggregate, approximately 61.7% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 125,000,000 shares of CMLS II Class A Common Stock (assuming no cash elections will be made by SomaLogic stockholders) and assume 116,013,417 shares will be issued at Closing to current holders of issued and outstanding shares of SomaLogic stock, but does not include the portion of the Merger Consideration that will be allocated to shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the Incentive Plan or the ESPP, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS II underlying warrants to purchase common stock of CMLS II that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

Q:     Will the Company obtain new financing in connection with the Business Combination?

A:     Yes. The PIPE Investors have agreed to purchase 37,500,000 shares of common stock, in the aggregate, for $375,000,000 of gross proceeds, pursuant to the Subscription Agreements. The Subscription Agreements are contingent upon, among other things, stockholder approval of the Business Combination Proposal and the Closing. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreements.” The Company does not currently anticipate obtaining any new debt financing to fund the Business Combination.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of the Company of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive

Plan Proposal and the ESPP Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.”

Q:     Are there any arrangements to help ensure that the Company will have sufficient funds, together with the proceeds in its Trust Account and from the PIPE Investment, to fund the aggregate purchase price?

A:     Unless waived by SomaLogic, the Merger Agreement provides that SomaLogic’s obligation to consummate the Business Combination is conditioned on the funds in the Trust Account, together with the funding of any amounts payable under the Subscription Agreements, being equal to no less than an aggregate amount of $250,000,000 after payment of redemptions and Company and SomaLogic transaction expenses. The PIPE Investors have agreed to purchase approximately 37,500,000 shares of common stock at $10.00 per share for gross proceeds to the Company of approximately $375,000,000 pursuant to Subscription Agreements entered into at the signing of the Merger Agreement. The PIPE Investment is contingent upon, among other things, stockholder approval of the Business Combination Proposal and the Closing.

The Company will use the proceeds of the PIPE Investment, together with the funds in the Trust Account, to pay certain fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by the Company and other parties to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, including the Business Combination, and pursuant to the terms of the Merger Agreement.

Q:     Why is the Company proposing the Nasdaq Stock Issuance Proposal?

A:     We are proposing the Nasdaq Stock Issuance Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (d), which require stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power or shares of common stock outstanding before the issuance of stock or securities.

In connection with the Business Combination, we expect to issue (i) up to 125,000,000 shares of common stock in the Business Combination plus up to 5,000,000 Earn-Out Shares, and (ii) approximately 37,500,000 shares of common stock in the PIPE Investment. Because we may issue 20% or more of our outstanding common stock when considering together the Stock Consideration and the PIPE Investment, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (d). For more information, please see the section entitled “Proposal No. 2 — The Nasdaq Stock Issuance Proposal.”

Q:     Why is the Company proposing the Incentive Plan Proposal?

A:     The purpose of the Incentive Plan Proposal is to further align the interests of the eligible participants with those of stockholders by providing long- term incentive compensation opportunities tied to the performance of the post-combination company. Please see the section entitled “Proposal No. 3 — The Incentive Plan Proposal” for additional information.

Q:     Why is the Company proposing the ESPP Proposal?

A:     The purpose of the ESPP Proposal is to provide eligible employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing common stock on favorable terms and to pay for such purchases through payroll deductions. The Company believes by providing eligible employees with an opportunity to increase their proprietary interest in the success of the Company, the ESPP will motivate participants to offer their maximum effort to the Company and help focus them on the creation of long-term value consistent with the interests of the Company’s stockholders. For more information about the ESPP, please see the section entitled “Proposal No. 4 — The ESPP Proposal”.

Q:     Why is the Company proposing the Charter Amendment Proposal?

A:     The A&R Certificate of Incorporation that we are asking our stockholders to adopt in connection with the Business Combination provides for certain amendments to our Current Charter. Pursuant to Delaware law, we are required to submit the Charter Amendment Proposal to the Company’s stockholders for adoption. The A&R

Certificate of Incorporation will not be adopted if the Business Combination is not consummated; however, approval of the Charter Amendment Proposal is not a condition to completing the Business Combination. For additional information please see the section entitled “Proposal No. 5 — The Charter Amendment Proposal.”

Q:     Why is the Company proposing the Adjournment Proposal?

A:     We are proposing the Adjournment Proposal to allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal, but no other proposal if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved. Please see the section entitled “Proposal No. 5 — The Adjournment Proposal” for additional information.

Q:     What happens if I sell my shares of common stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of common stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of common stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of common stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:     What constitutes a quorum at the Special Meeting?

A:     A majority of the voting power of all outstanding shares of the capital stock of the Company entitled to vote must be present in person or by proxy (which would include presence at the virtual Special Meeting) to constitute a quorum for the transaction of business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. Our Initial Stockholders, who currently own approximately 20% of our issued and outstanding shares of common stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, 17,250,001 shares of our common stock would be required to achieve a quorum.

Q:     What vote is required to approve the proposals presented at the Special Meeting?

A:     Proposal No. 1 — The Business Combination Proposal:    The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Business Combination Proposal.

Proposal No. 2 — The Nasdaq Stock Issuance Proposal:    The approval of the Nasdaq Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Nasdaq Stock Issuance Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Nasdaq Stock Issuance Proposal.

Proposal No. 3 — The Incentive Plan Proposal:    The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Incentive Plan Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Incentive Plan Proposal.

Proposal No. 4 — The ESPP Proposal:    The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the ESPP Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the ESPP Proposal.

Proposal No. 5 — The Charter Amendment Proposal:    The approval of the Charter Amendment Proposal requires the affirmative vote of a majority of the outstanding shares of CMLS II common stock present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have the same effect as a vote “AGAINST” such Charter Amendment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Charter Amendment Proposal, however, the Business Combination is not conditioned to approval of the Charter Amendment Proposal. Therefore, if the Charter Amendment Proposal is not approved, the Current Charter will continue to be the certificate of incorporation of the post-combination company.

Proposal No. 6 — The Adjournment Proposal:    The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Q:     What happens if the Business Combination Proposal is not approved?

A:     If the Business Combination Proposal is not approved and we do not consummate a business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account.

Q:     May the Company, its Sponsor or the Company’s directors or officers or their affiliates purchase shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, we, our Sponsor, or our directors or officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such selling stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such selling stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:     How many votes do I have at the Special Meeting?

A:     Our stockholders are entitled to one vote on each proposal presented at the Special Meeting for each share of common stock held of record as of [•], 2021, the record date for the Special Meeting. As of the close of business on the record date, there were 34,500,000 outstanding shares of our common stock.

Q:     How do I vote?

A:     If you were a stockholder of record on [•], 2021, you may vote by granting a proxy. Specifically, you may vote:

By Mail — You may vote by mail by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Votes submitted by mail must be received by 11:59 pm Eastern time on [•], 2021.

•        You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•        We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

•        If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

•        Voting at the Special Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at [virtual meeting link], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting.

If you hold your shares in street name, you must submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. A failure to vote or an abstention will have the same effect as a vote against the Charter Amendment Proposal.

Q:     What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:     If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:     Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully. If you are a stockholder of record of our common stock as of the close of business on the record date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner of our common stock, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q:     What is the difference between a stockholder of record and a “street name” holder?

A:     If your shares are registered directly in your name with the Company’s transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee.

We believe that all of the proposals presented to the stockholders at this Special Meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. Accordingly, if your broker submits a proxy for your shares, but you do not submit voting instructions on the proposals, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     How will a broker non-vote impact the results of each proposal?

A:     Broker non-votes will not have any effect on the outcome of any of the proposals.

Q:     May I change my vote after I have returned my signed proxy card or voting instruction form?

A:     Yes. If you are a holder of record of our common stock as of the close of business on the record date, whether you vote by mail, you can change or revoke your proxy before it is voted at the Special Meeting by:

•        delivering a signed written notice of revocation to our Secretary at CM Life Sciences II Inc., 667 Madison Ave, New York, NY 10065, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•        signing and delivering a new proxy, relating to the same shares and bearing a later date; or

•        attending and voting at the Special Meeting and voting, although attendance at the Special Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner of our common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     How will the Company’s Sponsor, directors and officers vote?

A:     Prior to our IPO, we entered into agreements with our Sponsor and each of our directors and officers, pursuant to which each agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal. None of our Sponsor, directors or officers has purchased any shares of our common stock during or after our IPO and, as of the date of this proxy statement/prospectus, neither we nor our Sponsor, directors or officers have entered into agreements, and are not currently in negotiations, to purchase shares prior to the consummation of the Business Combination. Currently, our Initial Stockholders own approximately 20% of our issued and outstanding shares of common stock, including all of the Founder Shares, and will be able to vote all such shares at the Special Meeting.

Q:     What interests do the Sponsor and the Company’s current officers and directors have in the Business Combination?

A:     Our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 6,900,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin, Kevin Conroy, Troy Cox and Stephen Quake will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin serves on the board of directors of SomaLogic;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS II Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 5,013,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of $7,520,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless; and

•        that affiliates of the Sponsor, Casdin Capital LLC and Corvex Management L.P. and Dr. Quake and Mr. Cox, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 2,500,000; 2,500,000; 400,000 and 50,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $25,000,000; $25,000,000; $4,000,000; $500,000, respectively.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:     What happens if I vote against the Business Combination Proposal?

A:     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will be approved and, assuming the approval of the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal and the satisfaction or waiver of the other conditions to closing, the Business Combination will be consummated in accordance with the terms of the Merger Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the votes cast by holders of our of common stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:     Do I have redemption rights?

A:     Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $276 million as of March 31, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, after the payment of redemptions and satisfaction of Company and SomaLogic transaction expenses.

Our Initial Stockholders have agreed to waive their redemption rights with respect to such shares, which will be excluded from the pro rata calculation used to determine the per-share redemption price.

Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that SomaLogic’s obligation to consummate the Business Combination is subject to the condition that that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and SomaLogic transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, SomaLogic. If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by SomaLogic), then SomaLogic may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

Q:     Can the Initial Stockholders redeem their Founder Shares in connection with consummation of the Business Combination?

A:     No. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to their shares of common stock in connection with the consummation of our Business Combination. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination.

Q:     Is there a limit on the number of shares I may redeem?

A:     We have no specified maximum redemption threshold under our Current Charter. Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that SomaLogic’s obligation to consummate the Business Combination is subject to the condition that that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and SomaLogic transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, SomaLogic. If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by SomaLogic), then SomaLogic may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

Q:     Is there a limit on the total number of shares that may be redeemed?

A:     Yes. Our Current Charter provides that we may not redeem our public shares in an amount that would result in the Company’s failure to have net tangible assets in excess of $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the Merger Agreement. Other than this limitation, our Current Charter does not provide a specified maximum redemption threshold. In addition, the Merger Agreement provides that the obligation of SomaLogic to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $250,000,000, after the payment of redemptions and satisfaction of Company and SomaLogic transaction expenses. In the event the aggregate cash consideration we would be required to pay for all shares of common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Based on the amount of approximately $276 million in our Trust Account as of March 31, 2021, and taking into account the anticipated gross proceeds of approximately $375 million from the PIPE Investment, approximately 27,600,000 shares of common stock may be redeemed and still enable us to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement. We refer to this as the maximum redemption scenario.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your shares of common stock for or against, or whether you abstain from voting on the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on [•], 2021 (two business days before the Special Meeting) (a) submit a written request to the Transfer Agent that the Company redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004

Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date set forth in these proxy materials, or up to two business days prior to the vote on the proposal to approve the Business Combination at the Special Meeting, or to deliver their shares to the Transfer Agent electronically using Depository Trust Company’s (“DTC”) Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise redemption rights to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of exercising your redemption rights depends on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of the warrants). Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — Material United States Federal Income Tax Considerations for Public Stockholders Exercising Redemption Rights” for a more detailed discussion of the U.S. federal income tax considerations of an exercise of redemption rights. We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights in your particular facts and circumstances.

Q:     If I am a Company warrant holder, can I exercise redemption rights with respect to my public warrants?

A:     No. The holders of our public warrants have no redemption rights with respect to our public warrants.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. Appraisal rights are not available to holders of our common stock in connection with the Business Combination.

Q:     What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:     The funds held in the Trust Account (together with the proceeds from the PIPE Investment) will be used to pay certain fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by the Company and other parties to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, including the Business Combination, and pursuant to the terms of the Merger Agreement.

Q:     What happens if the Business Combination is not consummated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” for information regarding the parties’ specific termination rights.

If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the IPO price per unit in the IPO. Please see the section entitled “Risk Factors — Risks Related to CMLS II and the Business Combination.”

Holders of our Founder Shares have waived any right to any liquidation distribution with respect to such shares and the underwriters of our IPO agreed to waive their rights to the business combination marketing fee held in the Trust Account in the event we do not complete our initial business combination within the required period. In addition, if we fail to complete a business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless.

Q:     When is the Business Combination expected to be completed?

A:     The closing of the Business Combination is expected to take place on or prior to the third business day following the satisfaction or waiver of the conditions described below in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing the Business Combination.” The closing is expected to occur in the [third] quarter of 2021. The Merger Agreement may be terminated by the Company or SomaLogic if the Closing has not occurred by December 31, 2021.

For a description of the conditions to the completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing the Business Combination.”

Q:     What do I need to do now?

A:     You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:     The Company is soliciting proxies on behalf of its Board. The Company will pay the cost of soliciting proxies for the Special Meeting. The Company has engaged D.F. King to assist in the solicitation of proxies for the Special Meeting. The Company has agreed to pay D.F. King a fee of $25,000, plus disbursements, and will reimburse D.F. King for its reasonable out-of-pocket expenses and indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses. The Company will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Company common stock for their expenses in forwarding soliciting materials to beneficial owners of the Company common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

c/o Corvex Management LP
667 Madison Avenue
New York 10065
Attn: Eli Casdin
Email: Eli@casdincapital.com

You may also contact our proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Stockholders Call (toll-free): (866) 864-7961
Banks and Brokers Call: (212) 269-5550
Email: CMII@dfking.com

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our Transfer Agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact our Transfer Agent:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004

Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should carefully read this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of the Company and SomaLogic, to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the Special Meeting (as described below). Please see the section entitled “Where You Can Find More Information” beginning on page 301 of this proxy statement/prospectus.

Unless otherwise specified, the ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 125,000,000 shares of CMLS II Class A Common Stock (assuming no cash elections will be made by SomaLogic stockholders) and assume 116,013,417 shares will be issued at Closing to current holders of issued and outstanding shares of SomaLogic stock, but does not include the portion of the Merger Consideration that will be allocated to shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the Incentive Plan or the ESPP, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS II underlying warrants to purchase common stock of CMLS II that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company.

Parties to the Business Combination

The Company

The Company is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The mailing address of the Company’s principal executive office is 667 Madison Avenue, New York, New York 10065.

Merger Sub

Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of the Company, formed by the Company in Delaware, to consummate the Business Combination. In the Business Combination, Merger Sub will merge with and into SomaLogic, with SomaLogic surviving the Merger as a wholly-owned subsidiary of the Company.

The mailing address of Merger Sub’s principal executive office is 667 Madison Avenue, New York, New York 10065.

SomaLogic

SomaLogic is a commercial stage proteomics company and has historically served over 300 pharmaceutical and research customers and collaborators. The company’s pioneering technology platform is uniquely capable of becoming a universal proteomics solution. Proprietary aptamers, which are target specific oligonucleotides, facilitate both broad and precise protein measurements. The SomaScan® assay measures 7,000 protein target measurements in a single sample as of April 30, 2021, with high specificity, low variance and high reproducibility, enabling the possibility of faster, more precise drug discovery for researchers. The SomaSignal™ tests, one of the industry’s leading clinical proteomic diagnostic applications, which provide additional insights to a wide customer base, are a combination of artificial intelligence and machine learning powered bioinformatics algorithms operated in tandem with SomaLogic’s database of over 450,000 samples. Findings using this patented technology have been published by the company or collaborators in more than 250 scientific and clinical manuscripts with some of the leading KOLs.

The Business Combination Proposal

On March 28, 2021, the Company and Merger Sub entered into the Merger Agreement with SomaLogic. The SomaLogic stockholders have adopted and approved the Merger Agreement. CMLS II Class A common stock is currently listed on Nasdaq. If the Merger Agreement is approved by Company stockholders at the Special Meeting, Merger Sub will merge with and into SomaLogic, with SomaLogic surviving the merger as a wholly owned subsidiary of the Company. For more information about the transactions contemplated by the Merger Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.” Copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Merger Consideration to the SomaLogic Stockholders

Under the Merger Agreement, CMLS II has agreed to acquire all of the outstanding equity interests of SomaLogic for at least $1.25 billion in aggregate consideration consisting of 125,000,000 shares of CMLS II Class A common stock (assuming no cash elections will be made by SomaLogic stockholders) and up to an additional 5,000,000 shares of CMLS II Class A common stock pursuant to the Earn-Out Shares. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, and as further described in this proxy statement/prospectus, each share of SomaLogic stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each SomaLogic’s stockholder (as applicable) being entitled to receive:

(a)     if such stockholder has made a cash election as set forth and in accordance with the terms of the Merger Agreement, a portion of the specified aggregate amount of cash consideration payable under the terms of the Merger Agreement (such aggregate amount not to exceed $50,000,000) and pursuant to the terms of such stockholder’s cash election;

(b)    a number of shares of CMLS II Class A Common Stock equal to the quotient of: (i) (A) the product of (x) such stockholder’s total shares of SomaLogic stock (with the SomaLogic common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement minus (B) the amount of cash payable to such stockholder pursuant to its cash election referenced in clause (a) above, if any, divided by (ii) $10.00; and

(c)     such stockholder’s earn-out pro rata share of any Earn-Out Shares to which such stockholder is entitled pursuant to the terms of the Merger Agreement.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if during the Earn-Out Period, the Triggering Event occurs, then we will deliver or cause to be delivered to each applicable SomaLogic stockholder in accordance with such stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement), and Earn-Out Service Provider (in accordance with its respective earn-out pro rata share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), the Earn-Out Shares. Such issuance shall be upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — CMLS II Board of Directors’ Reasons for the Approval of the Business Combination,” the CMLS II Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for CMLS II’s IPO, including that the aggregate fair market value of the proposed Business Combination was at least 80% of the net assets held in the Trust Account. For more information about the transactions contemplated by the Merger Agreement, please see the section entitled “The Business Combination Proposal.”

For further details, please see the section entitled “The Business Combination Proposal — Merger Consideration.”

Related Agreements

This section describes the material provisions of the Related Agreements, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Forms of the Forfeiture Agreement, Stockholder Support Agreement, Sponsor Support Agreement and Subscription Agreement are attached hereto as Annexes G, H, I, and J, respectively. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Company, the Sponsor and certain other parties thereto (collectively, the “rights holders”) expect to enter the Amended and Restated Registration Rights Agreement, which will amend and restate in its entirety the existing registration rights agreement, dated February 22, 2021, by and between CMLS II and the parties thereto. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, CMLS II is to prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable shares under the Amended and Restated Registration Rights Agreement. CMLS II is further required to use commercially reasonable efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and five business days after the SEC notifies CMLS II that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the rights holders may demand at any time or from time to time, that CMLS II file a registration statement on Form S-1 or Form S-3 to register certain shares of CMLS II Class A common stock held by such rights holders. The Amended and Restated Registration Rights Agreement will also provide the rights holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Forfeiture Agreement

In connection with the execution of the Merger Agreement, the Company and the Sponsor entered into the Forfeiture Agreement whereby the Sponsor agreed to forfeit certain of its CMLS II Class B common stock. Under the Forfeiture Agreement, up to 33% of Sponsor’s shares are subject to forfeiture based on the extent of redemptions from the Trust Account, such that Sponsor shall forfeit the full 33% of such shares if there are redemptions for 100% of the Trust Account and no shares if there are 0% redemptions (with the portion of such 33% of Sponsor’s shares that are forfeited adjusting on a linear basis in between 100% and 0% redemptions from the Trust Account).

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, CMLS II entered into the Stockholder Support Agreement with certain stockholders of SomaLogic, pursuant to which, among other things, such stockholders have agreed, respectively, to execute written consents with respect to their shares of SomaLogic stock held of record or thereafter acquired in favor of the Merger and related matters, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with the Company and SomaLogic, pursuant to which, among other things, the Sponsor agreed to vote all shares of Company common stock beneficially owned by the Sponsor in favor of each of the proposals and any other matters necessary or reasonably requested by SomaLogic for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and against any other competing business combination proposal.

The Sponsor Support Agreement provides that the Sponsor will not redeem any shares of common stock in connection with the Merger.

The Sponsor also agreed, subject to certain exceptions, not to (a) transfer any of its CMLS II Class B common stock or private placement warrants, (b) enter into any swap or other arrangement that transfers to another the Sponsor’s CMLS II Class B common stock or private placement warrants, and (c) publicly announce any intention to effect any transaction specified by the foregoing until the earlier of (i) the Effective Time, (ii) such date and time as the Merger Agreement is terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”), and (iii) the liquidation of the Company subsequent to the Closing.

The Sponsor Support Agreement provides for the terms of the Sponsor’s lock-up period with respect to its capital stock and warrants, the agreement also provides that no amendment may be made to the Inside Letter.

The Sponsor Support Agreement shall terminate and be of no further force or effect upon the earliest of: (i) the Expiration Time, (ii) the liquidation of the Company, and (iii) the written agreement of the Company, Sponsor and SomaLogic. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under such agreement will terminate, without any liability or other obligation on the part of any party to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of the Sponsor Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Support Agreement prior to such termination.

Insider Letter

In connection with the underwriting agreement and the IPO of the Company, the Company, the Sponsor and each insider entered into the Insider Letter providing for a lock-up in relation to the Sponsor’s Class B common stock of the Company or any shares of Class A common stock of the Company until the earlier of (a) one year after the completion of the Company’s initial business combination and (b) subsequent to the business combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-day trading day period commencing at least 150 days after the Company’s initial business combination, or (y) the date following the completion of the Company’s initial business combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash securities or other property. The Sponsor and each insider also agreed not to transfer any private placement warrants (or any share of Class A common stock issued or issuable upon the exercise of the private placement warrants), until 30 days after the completion of a business combination.

Subscription Agreements

In connection with the Business Combination, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 37,500,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $375,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment will be consummated substantially concurrently with the Closing.

Lock-up Agreements

In connection with the execution of the Merger Agreement, SomaLogic agrees to use reasonable best efforts to obtain a Stockholder Lock-Up Agreement from each SomaLogic stockholder holding more than 1% of the outstanding capital stock of SomaLogic. Pursuant to such Stockholder Lock-Up Agreement, each stockholder agrees, from the Closing Date until the earliest of (a) the date that is 180 calendar days from the Closing Date, and (b) the date following the Closing Date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Company capital stock for cash, securities or other property; not to (i) sell, offer to sell, contract or agree to sell, hypothecate pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to shares of CMLS II Class A common stock issued to such shareholder pursuant to the Merger Agreement (such shares of CMLS II Class A common stock, the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up

Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, the referred shareholder may take any of the actions specified in clauses (i), (ii) and (iii) above at any time after the first date on which the closing price of CMLS II Class A common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

Incentive Plan

Our Board approved the Incentive Plan on March 28, 2021, subject to stockholder approval of the Incentive Plan at the Special Meeting. The purpose of the Incentive Plan is to promote the long-term success of the post-combination company and the creation of stockholder value by encouraging service providers to focus on critical long-range corporate objectives, encouraging the attraction and retention of service providers, employees and directors with exceptional qualifications and linking service providers directly to stockholder interests through increased stock ownership. These incentives are provided through the grant of stock options, including incentive stock options, and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, and cash-based awards. For more information about the Incentive Plan, please see the section entitled “Proposal No. 3 — The Incentive Plan Proposal — Summary of the Incentive Plan.”

Employee Stock Purchase Plan

Our Board approved the ESPP on March 28, 2021, subject to stockholder approval of the ESPP at the Special Meeting. The purpose of the ESPP Proposal is to provide eligible employees with an opportunity to increase their proprietary interest in the success of the post-combination company by purchasing common stock on favorable terms and to pay for such purchases through payroll deductions. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of the post-combination company, the ESPP will motivate participants to offer their maximum effort to the post-combination company and help focus them on the creation of long-term value consistent with the interests of the post-combination company’s stockholders. For more information about the ESPP, please see the section entitled “Proposal No. 4 — The ESPP Proposal.”

Redemption Rights

Pursuant to our Current Charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to the Company to pay its franchise and income taxes, by (ii) the total number of then-outstanding public shares; provided that the Company will not redeem any shares of common stock issued in the IPO to the extent that such redemption would result in the Company’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5,000,001. As of March 31, 2021, the estimated per share redemption price would have been approximately $10.00.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of our common stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. Any request for redemption may be withdrawn until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing.

Impact of the Business Combination on the Company’s Public Float

It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 14.7% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 19.9% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 34.6% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 3.7% of the outstanding shares of the post-combination company; and (iv) the former

SomaLogic stockholders are expected to hold, in the aggregate, approximately 61.7% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. The PIPE Investors have agreed to purchase 37,500,000 shares of common stock, in the aggregate, for $375,000,000 of gross proceeds.

The ownership percentages with respect to the post-combination and PIPE Investment are based on aggregate Merger Consideration of 125,000,000 shares of CMLS II Class A Common Stock (assuming no cash elections will be made by SomaLogic stockholders) and assume 116,013,417 shares will be issued at Closing to current holders of issued and outstanding shares of SomaLogic stock, but does not include the portion of the Merger Consideration that will be allocated to shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the Incentive Plan or the ESPP, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS II underlying warrants to purchase common stock of CMLS II that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

The following table illustrates varying ownership levels in the Company, assuming no redemptions by the Company’s public stockholders and the maximum redemptions by the Company’s stockholders:

	# of shares assuming no redemptions	% assuming no redemptions	# of shares assuming maximum redemptions	% assuming maximum redemptions
Public stockholders	27,600,000	14.7%	—	0.0%
PIPE Investors(1)	37,500,000	19.9%	37,500,000	23.7%
Initial Stockholders	6,900,000	3.7%	4,623,000	2.9%
Former SomaLogic stockholders(2)	116,013,417	61.7%	116,013,417	73.4%
	188,013,417	100%	158,136,417	100%

____________

(1)      The PIPE Investors includes 5,450,000 shares held by affiliates of our Sponsor.

(2)      Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

Other Proposals

In addition, the stockholders of the Company will be asked to vote on:

•        a proposal to approve, for purposes of complying with applicable Nasdaq Listing Rules, the issuance of more than 20% of the Company’s issued and outstanding common stock pursuant to the Business Combination and the PIPE Investment (Proposal No. 2);

•        a proposal to approve and adopt the Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the Incentive Plan (Proposal No. 3);

•        a proposal to approve and adopt the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the ESPP (Proposal No. 4);

•        a proposal to adopt the A&R Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex E (Proposal No. 5); and

•        a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal (Proposal No. 6).

Please see the sections entitled “Proposal No. 2 — The Nasdaq Stock Issuance Proposal,” “Proposal No. 3 — The Incentive Plan Proposal,” “Proposal No. 4 — The ESPP Proposal,” “Proposal No. 5 — The Charter Amendment Proposal,” and “Proposal No. 6 — The Adjournment Proposal” for more information.

Date and Time of Special Meeting

The Special Meeting will be held on [day], [date] at [time] Eastern time at [virtual meeting link], or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast and so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting [virtual meeting link] and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting should register for the meeting by [date] at [virtual meeting link]. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

•        If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to [virtual meeting link], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Voting Power; Record Date

Only Company stockholders of record at the close of business on [•], 2021, the record date for the Special Meeting, will be entitled to vote at the Special Meeting. You are entitled to one vote for each share of Company common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 34,500,000 shares of Company common stock outstanding and entitled to vote, of which 27,600,000 are public shares and 6,900,000 are Founder Shares held by our Initial Stockholders.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SomaLogic issuing stock for the net assets of the Company, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

Appraisal Rights

Appraisal rights are not available to our stockholders in connection with the Business Combination.

Proxy Solicitation

The Company is soliciting proxies on behalf of its Board. Proxies may be solicited by mail. The Company has engaged D.F. King to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of Company Stockholders — Revoking Your Proxy.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 6,900,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin, Kevin Conroy, Troy Cox and Stephen Quake will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin serves on the board of directors of SomaLogic;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS II Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Initial Stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 5,013,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of $7,520,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless; and

•        that affiliates of the Sponsor, Casdin Capital LLC and Corvex Management L.P. and Dr. Quake and Mr. Cox, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 2,500,000; 2,500,000; 400,000 and 50,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $25,000,000; $25,000,000; $4,000,000; $500,000, respectively.

Reasons for the Approval of the Business Combination

We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We sought to do this by utilizing the networks and industry experience of both our Sponsor and our Board to identify, acquire and operate one or more businesses within or outside of the United States, although we were not limited to a particular industry or sector, we focused on the life sciences sector.

In particular, our Board considered the following positive factors, although not weighted or in any order of significance:

•        Opportunities Arising from SomaLogic’s Business and Growth Model.    Our Board considered SomaLogic’s focus on the opportunities arising from its leadership in proteomics, a strong revenue base, and the goal of developing a universal proteomics platform to enable biomedical discovery, advance translational research and transform clinical diagnostics. Our Board believes the additional cash available to SomaLogic from the transaction will accelerate its business plan.

•        Committed and Capable Management Team.    Our Board considered that SomaLogic has an experienced and professional management team. Roy Smythe, SomaLogic’s Chief Executive Officer, held senior management positions throughout the industry including Royal Philips to Valence Health and AVIA.

•        Fairness Opinion. The financial analysis reviewed by Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) with the Board as well as the oral opinion of Houlihan Lokey rendered to the Board on March 28, 2021 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Board dated March 28, 2021), as to the fairness, from a financial point of view, to CMLS II of the Closing Merger Consideration (defined below) to be issued and paid by CMLS II in the Merger pursuant to the Merger Agreement. The Merger Consideration, excluding any Earn-Out Shares to which a stockholder is entitled pursuant to the terms of the Merger Agreement is referred to herein as the “Closing Merger Consideration.”

•        Potential for Key Industry Partnerships.    The SomaLogic Board and management team includes individuals with relationships across the industry allowing SomaLogic to strategically create synergistic collaborations and partnerships with other companies and healthcare systems in the industry.

•        Potential to Grow Through Both Organic and Inorganic Opportunities.    Our Board considered that SomaLogic has the potential to grow organically with its commercial sales and business development efforts focused on the life sciences and diagnostic healthcare markets. In addition, SomaLogic is in an industry with opportunities and rationale for inorganic growth through acquisitions of complementary businesses in addition to organic growth. The ability to take advantage of these opportunities is expected to be facilitated by the additional cash being made available to SomaLogic as a result of the Business Combination.

•        Benefit of Adding Members of the CMLS II Board to the SomaLogic Board.    Our Board considered that the addition of members of the CMLS II Board to the SomaLogic Board as part of the Business Combination provides additional Board members experienced in the life sciences industry and public companies.

•        Familiarity of Management with SomaLogic.    Certain members of management of CMLS II associated with Casdin Capital LLC have historical familiarity with SomaLogic because Casdin Capital has been an active investor in the life sciences industry for over 10 years. Eli Casdin, who has served as a director of SomaLogic since December 2020 (upon being designated by the holders of SomaLogic’s Series A preferred stock pursuant to the terms of the Series A Financing described in this section), currently serves as the Chief Executive Officer of CMLS II. Because of this familiarity, Casdin Capital’s due diligence of SomaLogic in connection with its previous investment in SomaLogic and Mr. Casdin’s position at SomaLogic, Mr. Casdin was familiar with the information about SomaLogic’s business and growth opportunities that was presented to our Board.

•        Other Alternatives.    Our Board believed that the proposed Business Combination represents an excellent opportunity for CMLS II and its stockholders based upon its view of the growth prospects and risks associated with SomaLogic and its business, and at the time it approved the transaction had not identified another target that it determined would represent a preferred transaction opportunity.

•        Terms of the Merger Agreement.    Our Board considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination. In particular our Board noted the limited number of conditions to closing of the Business Combination.

•        PIPE Equity Commitment.    A group of institutional and accredited investors, including certain existing SomaLogic stockholders, and our Sponsor have committed $375,000,000 in PIPE subscriptions, $320,500,000 of which are from investors not associated with our Sponsor. This was viewed as support from institutional investors for the opportunities represented by the transaction, and provides for additional capital for the execution by SomaLogic of its business plan after the transaction is completed.

•        Sellers’ Retained Interest.    SomaLogic’s stockholders’ retention of a large stake in the business combination shows ongoing commitment and support for the post-combination company.

For a complete list of the factors considered by the CMLS II Board, please see the section entitled “The Business Combination Proposal — CMLS II Board of Directors’ Reasons for the Approval of the Business Combination.”

Conditions to Closing the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of the Company and SomaLogic to complete the Business Combination are subject to the satisfaction of the following conditions:

•        the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the requisite vote of the Company stockholders;

•        the Company must have $5,000,001 of net tangible assets, as more fully described in “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to the Merger” on page 140;

•        the applicable waiting period(s) under the HSR Act and, if required, any other applicable antitrust law in respect of the transactions contemplated by the Merger Agreement must have expired or been terminated and the parties to the Merger Agreement have received or been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all governmental entities in connection with the execution, delivery and performance of the Merger Agreement and the related transactions set forth on the disclosure schedules; and

•        there must be no legal requirement prohibiting, enjoining or making illegal the consummation of the transactions contemplated by the Merger Agreement and no restraining order prohibiting, enjoining or making illegal the consummation of such transactions may be in effect, as more fully described in “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to the Merger” on page 140.

Conditions to Obligations of the Company

The obligation of the Company to complete the Merger is also subject to the satisfaction, or waiver by the Company, of the following conditions:

•        the representations and warranties of SomaLogic related to organization, qualification, subsidiaries, due authorization, brokers and third party expenses, and absence of certain business practices must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the representations and warranties of SomaLogic set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies;

•        all other representations and warranties of SomaLogic set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of SomaLogic to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        SomaLogic must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects;

•        SomaLogic must have delivered to the Company a certificate signed by an executive officer of SomaLogic certifying that the two preceding conditions have been satisfied;

•        the SomaLogic Stockholder Approval shall have been obtained;

•        no material adverse effect may have occurred since the date of the Merger Agreement that is continuing; and

•        SomaLogic must have delivered, or caused to have been delivered, or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the company pursuant to the Merger Agreement, duly executed by the applicable signatory or signatories specified therein, if any.

Conditions to Obligations of SomaLogic

The obligation of SomaLogic to complete the Merger is also subject to the satisfaction or waiver by SomaLogic of the following conditions:

•        the representations and warranties of the Company related to organization, subsidiaries, authority in relation to the Merger Agreement and business activities and liabilities must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the representations and warranties of the Company set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies;

•        all other representations and warranties of the Company set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        the Company and Merger Sub must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects;

•        the Company must have delivered to SomaLogic a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying that the two preceding conditions have been satisfied;

•        the Company must have delivered or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to the Merger Agreement, duly executed by the Company and Merger Sub, as applicable;

•        the Company must have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant the Merger Agreement, available to the Company for payment of the cash payment amount to be paid at Closing, and the Company and SomaLogic transaction costs at the Closing;

•        the funds contained in the Trust Account, together with the Subscription Agreements to be received substantially concurrently with the Closing, must equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any exercise of the redemptions by the Company stockholders;

•        the shares of Company common stock to be issued in connection with the Merger must have been approved for listing on the Nasdaq; and

•        no material adverse effect must have occurred since the date of the Merger Agreement and be continuing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by mutual written agreement of CMLS II and SomaLogic at any time;

•        by either CMLS II or SomaLogic (i) if the Transactions shall not have been consummated by the Outside Date; provided, however, that the right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement; (ii) if a governmental entity has issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions, including the Merger, which order or other action is final and non-appealable; or (iii) at the Special Meeting (including any adjournments thereof), the Company’s stockholder matters are not duly adopted by stockholders of CMLS II by the requisite vote under the DGCL and our Current Charter;

•        by SomaLogic, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of CMLS II or Merger Sub, or if any representation or warranty of CMLS II or Merger Sub has become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by CMLS II or Merger Sub is curable by CMLS II or Merger Sub prior to the Closing, then SomaLogic must first provide written notice of such breach and may not terminate the Merger Agreement in accordance with Section 9.1(d) thereof until the earlier of: (i) 30 days after delivery of written notice from SomaLogic to CMLS II of such breach; and (ii) the Outside Date; provided, further, that each of CMLS II and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that SomaLogic may not terminate the Merger Agreement pursuant to Section 9.1(d) thereof if: (A) it has materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by CMLS II or Merger Sub is cured during such 30-day period);

•        by CMLS II, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of SomaLogic or if any representation or warranty of SomaLogic has become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by SomaLogic prior to the Closing, then CMLS II must first provide written notice of such breach and may not terminate the Merger Agreement under Section 9.1(e) thereof until the earlier of: (i) 30 days after delivery of written notice from the Company to the SomaLogic of such breach; and (ii) the Outside Date; provided, further, that SomaLogic continues to exercise commercially reasonable efforts to cure such breach (it being understood that CMLS II may not terminate the Merger Agreement pursuant to Section 9.1(e) thereof if: (A) it has materially breached this Agreement and such breach has not been cured; or (B) if such breach by SomaLogic is cured during such 30-day period); or

•        by SomaLogic, if the redemptions by the Company stockholders results in the Aggregate Transaction Proceeds Condition becoming incapable of being satisfied at the Closing.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the Antitrust Division makes a request for additional information or documentary material related to the Business Combination (a “Second Request”), the waiting period with respect to the Business Combination will be extended for an additional period of 30 calendar days, which will begin on the date on which the Company and SomaLogic each certify compliance with the Second Request. Complying with a Second Request can take a significant period of time. On April 9, 2021, the Company and SomaLogic filed the required forms under the HSR Act with the Antitrust Division and the FTC. The waiting period under the HSR Act with respect to the Business Combination expired on May 10, 2021.

At any time before or after consummation of the Business Combination, notwithstanding any termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Neither the Company nor SomaLogic is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Company stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the common stock outstanding on the record date and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock.

A failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. An abstention or broker non-vote will have the same effect as a vote against the Charter Amendment Proposal.

The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal. The approval of the Charter Amendment Proposal is not a condition to the other proposals in this proxy statement/prospectus. In case the Charter Amendment Proposal is not approved, the Current Charter will continue to be the certificate of incorporation of the post-combination company.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Recommendation to Company Stockholders

Our Board believes that each of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Charter Amendment Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of the Company and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. Please see the section entitled “Special Meeting of Company Stockholders — Recommendation to Company Stockholders.”

Risk Factors Summary

In evaluating the proposals to be presented at the Special Meeting, a CMLS II stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”

Some of the risks related to SomaLogic’s business and industry and CMLS II’s business are summarized below. References in the summary below to “SomaLogic” generally refer to SomaLogic, Inc. in the present tense or the post-combination company from and after the Business Combination.

•        SomaLogic is an early-stage life sciences technology company that has incurred losses since inception, and SomaLogic expects to make significant investments in its continued research and development of new services and products, which may not be successful.

•        Seasonality may cause fluctuations in SomaLogic’s revenue and results of operations. SomaLogic’s operating results have in the past fluctuated significantly and may continue to fluctuate significantly in the future, which makes its future results difficult to predict and could cause its operating results to fall below expectations or any guidance we may provide.

•        SomaLogic’s current and future services and products may never achieve significant commercial market acceptance.

•        SomaLogic’s business will depend significantly on research and development spending by pharmaceuticals, biotechnology, and academic, governmental and other research institutions, and any reduction in spending could limit demand for SomaLogic’s services and adversely affect the business, results of operations, financial condition and prospects.

•        The life sciences industry is subject to rapid change, which could make SomaLogic’s proteomics platform and related services and products that we develop obsolete. SomaLogic’s long term results depend upon its ability to improve existing services and products, and our ability to introduce and market new services and products successfully.

•        The majority of SomaLogic’s operations and laboratory processes are currently conducted at a single location in Boulder, Colorado and any disruption at SomaLogic’s facility could negatively impact its operations and increase expenses.

•        Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, or otherwise, could adversely affect SomaLogic’s ability to raise capital, results of operations and financial conditions.

•        Cybersecurity risks that could result in damage to SomaLogic’s data integrity and subject it to fines or lawsuits under data privacy laws.

•        SomaLogic depends on its key personnel and other highly qualified personnel, and if it’s unable to recruit, train and retain its personnel, SomaLogic may not achieve its goals.

•        If SomaLogic fails to protect its intellectual property effectively, its business would be harmed. SomaLogic’s inability to effectively protect its proprietary technologies, including the confidentiality of trade secrets, could harm its competitive position.

•        SomaLogic is in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce its revenue, adversely affect SomaLogic’s results of operations and financial condition and harm its business.

•        SomaLogic’s products could become subject to government regulation as medical devices by the FDA and other regulatory agencies, which could adversely impact its ability to market and sell its products and harm its business.

•        SomaLogic could be adversely affected by alleged violations of the Federal Trade Commission Act or other truth-in-advertising and consumer protection laws.

•        The requirements of being a public company may strain SomaLogic’s resources, result in litigation and divert management’s attention.

•        Sponsor, certain members of the Board and officers of CMLS II have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

•        The public stockholders of CMLS II will experience dilution as a consequence of, among other transactions, the issuance of common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that current stockholders of CMLS II have on the management of the post-combination company.

•        The exercise of discretion by the CMLS II directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of the stockholders of CMLS II.

•        Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect CMLS II’s business, investments and results of operations.

•        There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

The following table contains summary historical financial data for the Company as of March 31, 2021 and as of December 31, 2020. Only balance sheet data is presented as of December 31, 2020 as we did not have any significant operations as of and for the period ended on such date. The selected historical financial information as of December 31, 2020 has been derived from the audited balance sheet of the Company, and the selected historical financial information as of March 31, 2021 has been derived from the unaudited condensed financial statements of the Company, both of which are included elsewhere in this proxy statement/prospectus. The information below is only a summary and should be read in conjunction with the sections entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About the Company” and our financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

For the Three Months Ended March 31, 2021
Statement of Operations Data:
Loss from operations	$(57,619)
Other income:
Interest earned on cash and marketable securities held in Trust Account	2,571
Offering costs allocated to warrants	(504,743)
Change in fair value of warrant liability	(25,851,465)
Total other income	(26,353,637)
Net loss	$(26,411,256)
Weighted average shares outstanding of Class A common stock, basic and diluted	27,600,000
Basic and diluted net loss per share, Class A	$—
Weighted average shares outstanding of Class B common stock, basic and diluted	6,294,231
Basic and diluted net loss per share, Class B	$(4.20)

Statement of Cash Flows Data:
Net cash used in operating activities	$(239,698)
Net cash used in investing activities	(276,000,000)
Net cash provided by financing activities	277,831,753
	As of March 31, 2021	As of December 31, 2020
Balance Sheet Data:
Working capital (deficiency)	$1,470,996	$(48,340)
Total assets	277,775,567	72,202
Total liabilities	52,220,665	48,340
Stockholders’ equity	5,000,002	23,862

SELECTED HISTORICAL FINANCIAL INFORMATION OF SOMALOGIC

The following table sets forth summary historical financial information of SomaLogic for the periods and as of the dates indicated. The summary historical financial information of SomaLogic as of and for the years ended December 31, 2020, and 2019 was derived from the audited consolidated financial statements of SomaLogic included elsewhere in this proxy statement/prospectus. The selected historical financial information of SomaLogic as of and for the three months ended March 31, 2021 and 2020 was derived from the unaudited condensed consolidated financial statements of SomaLogic included elsewhere in this proxy statement/prospectus.

The following summary historical financial information should be read together with SomaLogic’s consolidated financial statements and accompanying notes and “SomaLogic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The summary historical financial information in this section is not intended to replace SomaLogic’s financial statements and the related notes thereto. SomaLogic’s historical results are not necessarily indicative of the results that may be expected in the future.

Selected Historical Balance Sheet Information

(dollars in thousands)	As of March 31,	As of December 31,
	2021	2020	2019
Cash and cash equivalents	$85,453	$164,944	$14,060
Working capital(1)	204,830	214,178	50,863
Total assets	238,083	242,290	71,262
Total liabilities	57,580	56,373	50,842
Total stockholders’ equity (deficit)	(21,613)	(16,199)	20,420

____________

(1)      SomaLogic defines working capital as current assets less current liabilities.

Selected Historical Income Statement Information

(dollars in thousands, except for share and per share amounts)	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
Total revenue	$18,860	$6,273	$55,889	$32,187
Total operating expenses	27,172	22,336	90,245	84,500
Loss from operations	(8,312)	(16,063)	(34,356)	(52,313)
Total other expense	(1,172)	(1,516)	(18,659)	(4,689)
Net loss	$(9,484)	$(17,579)	$(53,015)	$(57,002)
Net loss per share, basic and diluted	$(0.13)	$(0.24)	$(0.73)	$(0.79)
Weighted-average shares used to compute net loss per share, basic and diluted	73,617,247	72,554,477	72,833,736	72,365,489

Selected Historical Statement of Cash Flows Information

	Three Months Ended March 31,		Year Ended December 31,
(dollars in thousands)	2021	2020	2020	2019
Net cash provided by (used in):
Operating activities	$(3,891)	$(11,210)	$(28,338)	$(50,536)
Investing activities	(75,682)	19,703	(9,535)	30,665
Financing activities	617	5,033	188,766	144

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations, and the accompanying notes included elsewhere herein. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of CMLS II and SomaLogic, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

The Business Combination is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, because SomaLogic has been determined to be the accounting acquirer in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the post-combination company will represent a continuation of the consolidated financial statements of SomaLogic with the Business Combination treated as the equivalent of SomaLogic issuing stock for the net assets of CMLS II, accompanied by a recapitalization. The net assets of CMLS II are stated at historical cost. Operations prior to the Business Combination are those of SomaLogic.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the unaudited condensed balance sheet of CMLS II as of March 31, 2021 with the unaudited condensed consolidated balance sheet of SomaLogic as of March 31, 2021, giving effect to the Business Combination and PIPE Investment as if they had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the unaudited condensed statement of operations of CMLS II for the three months ended March 31, 2021 with the unaudited condensed consolidated statement of operations of SomaLogic for the three months ended March 31, 2021 as if the Business Combination and PIPE Investment had been consummated on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the audited statement of operations for CMLS II for the period from December 15, 2020 (inception) through December 31, 2020 with the audited consolidated statement of operations of SomaLogic for the year ended December 31, 2020 as if the Business Combination and PIPE Investment had been consummated on January 1, 2020. The unaudited pro forma condensed combined financial information presented gives effect to the Business Combination and PIPE Investment, as summarized below:

•        the merger of Merger Sub, a wholly owned subsidiary of CMLS II, with and into SomaLogic, with SomaLogic surviving the Merger as a wholly owned subsidiary of CMLS II;

•        the issuance of 37,500,000 shares of CMLS II Class A common stock for aggregate proceeds of $375.0 million from consummation of the PIPE Investment;

•        the conversion of SomaLogic’s convertible debt first assuming conversion into SomaLogic preferred stock prior to the Business Combination, and secondly assuming conversion into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing;

•        the conversion of SomaLogic’s outstanding redeemable convertible preferred stock (on an as converted basis) into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing, assuming no cash elections will be made by SomaLogic stockholders;

•        the conversion of SomaLogic’s outstanding Class B common stock into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing, assuming no cash elections will be made by SomaLogic stockholders;

•        the conversion of CMLS II Class B common stock into CMLS II Class A common stock on a one-for-one basis;

•        the payment of transaction costs incurred by CMLS II and SomaLogic; and

•        the payment of deferred legal fees, underwriting commissions and other costs incurred in connection with the Business Combination and PIPE Investment.

The exchange ratio is currently expected to be 0.8426 shares of CMLS II Class A common stock per share of SomaLogic’s Class B common stock, after giving effect to the conversion of each share of SomaLogic preferred stock into two shares of SomaLogic Class B common stock.

The summary pro forma information has been presented for informational purposes only and is not necessarily indicative of what the post-combination company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operation results of the post-combination company.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption, which produce different allocations of the total post-combination company equity between holders of the common stock:

•        No Redemption Scenario — This scenario assumes that no shares of CMLS II Class A common stock are redeemed;

•        Maximum Redemption Scenario — This scenario assumes that all of the public stockholders of CMLS II exercise redemption rights with respect to their CMLS II Class A common stock. This scenario assumes that 27,600,000 shares of CMLS II Class A common stock are redeemed for an aggregate redemption payment of $276.0 million. This maximum redemption scenario is based on the maximum number of redemptions that may occur but that would still provide the minimum aggregate Business Combination and PIPE Investment proceeds of $250.0 million, consisting of CMLS II’s Trust Account and PIPE Investment proceeds less CMLS II’s and SomaLogic’s unpaid transaction expenses, to be delivered at the Closing of the Business Combination and the PIPE Investment. This scenario also assumes the forfeiture of 33% of the CMLS II Class B common stock (Initial Stockholders) pursuant to the Forfeiture Agreement.

The following summarizes the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment, presented under the two redemption scenarios:

	No Redemption Scenario		Maximum Redemption Scenario
	Shares Outstanding	%	Shares Outstanding	%
Public stockholders	27,600,000	14.7%	—	0.0%
PIPE Investors	37,500,000	19.9%	37,500,000	23.7%
Initial Stockholders	6,900,000	3.7%	4,623,000	2.9%
Former SomaLogic stockholders(1)	116,013,417	61.7%	116,013,417	73.4%
	188,013,417	100%	158,136,417	100%

____________

(1)      Amount excludes shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in the aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II common stock, calculated on a treasury stock basis) that may be exercised in the future.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments to the pro forma shares outstanding for CMLS II private placement and public warrants issued in connection with its IPO, as such securities are not exercisable until 30 days after the Closing. Additionally, the two alternative levels of redemptions assume no cash elections will be made by SomaLogic stockholders.

The following summary data derived from the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 and the summary data derived from the unaudited pro forma condensed combined balance sheet as of March 31, 2021 under the no redemption scenario and maximum redemption scenario are based on the historical financial statements of CMLS II and SomaLogic. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages.

	Historical		Pro Forma
(dollars in thousands, except for per share amounts)	CMLS II	SomaLogic	No Redemption Scenario	Maximum Redemption Scenario
Statement of Operations Data – For the Three Months Ended March 31, 2021
Total operating expenses	$58	$27,172	$27,230	$27,230
Loss from operations	(58)	(8,312)	(8,730)	(8,730)
Net loss	(26,411)	(9,484)	(27,870)	(27,870)
Basic and diluted net loss per share	(4.20)	(0.13)	(0.15)	(0.18)
Statement of Operations Data – For the 12 Months Ended December 31, 2020
Total operating expenses	$1	$90,245	$90,246	$90,246
Loss from operations	(1)	(34,356)	(34,357)	(34,357)
Net loss	(1)	(53,015)	(52,867)	(52,867)
Basic and diluted net loss per share	(0.00)	(0.73)	(0.28)	(0.33)
	Historical		Pro Forma
(dollars in thousands)	CMLS II	SomaLogic	No Redemption Scenario	Maximum Redemption Scenario
Balance Sheet Data – As of March 31, 2021
Total current assets	$1,774	$226,358	$834,681	$558,681
Total assets	277,777	238,083	844,835	568,835
Total current liabilities	302	21,528	18,534	18,534
Total liabilities	52,221	57,580	103,954	103,954
Class A common stock, subject to possible redemption	220,555	—	—	—
Redeemable convertible preferred stock	—	202,116	—	—
Total other stockholders’ equity (deficit)	5,001	(21,613)	740,881	464,881

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the Business Combination. These statements are based on the current expectations and beliefs of management of the Company and SomaLogic, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results of the post-combination company; benefits of the Business Combination; statements of the plans, strategies and objectives of management for future operations of the post-combination company; statements regarding future economic conditions or performance; and other statements regarding the Business Combination. Forward-looking statements may contain words such as “will be,” “will,” “expect,” “anticipate,” “continue,” “project,” “believe,” “plan,” “could,” “estimate,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “pursue,” “should,” “target” or similar expressions, and include the assumptions that underlie such statements. These statements include, but are not limited to the following:

•        the ability of CMLS II and SomaLogic to meet the closing conditions in the Merger Agreement, including the receipt of approval by the stockholders of CMLS II of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal and the availability of the Aggregate Transaction Proceeds at Closing from the Trust Account, together with the aggregate gross proceeds from the PIPE Investment;

•        the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against CMLS II and SomaLogic following the announcement of the Merger Agreement and the transactions contemplated therein, that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close;

•        the ability to obtain or maintain the listing of the post-combination company’s Class A common stock on the Nasdaq, as applicable, following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of SomaLogic as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitably and retain its key employees;

•        costs related to the proposed Business Combination;

•        changes in applicable laws or regulations;

•        the ability of the post-combination company to raise financing in the future;

•        the success, cost and timing of SomaLogic’s and the post-combination company’s product development activities;

•        SomaLogic’s and the post-combination company’s ability to obtain and maintain regulatory approval for SomaLogic’s or the post-combination company’s products, and any related restrictions and limitations of any approved product;

•        SomaLogic’s and the post-combination company’s ability to maintain SomaLogic’s existing license agreements and manufacturing arrangements;

•        SomaLogic’s and the post-combination company’s ability to compete with other companies currently marketing or engaged in the development of products and services that serve customers engaged in proteomic analysis, many of which have greater financial and marketing resources than SomaLogic;

•        the size and growth potential of the markets for SomaLogic’s and the post-combination company’s products, and the ability of each to serve those markets, either alone or in partnership with others;

•        CMLS II’s and the post-combination company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•        CMLS II’s and the post-combination company’s financial performance;

•        the impact of the COVID-19 pandemic on SomaLogic’s and the post-combination company, including on the ability of CMLS II and SomaLogic to consummate the Business Combination; and

•        other factors detailed under the section titled “Risk Factors.”

Factors that could cause the actual results to differ materially from those described in the forward-looking statements include those set forth in the risk factors included in this proxy statement/prospectus. Any forward-looking statements made in this proxy statement/prospectus are qualified in their entirety by the forward-looking statements contained or referred to in this section, and there is no assurance that the actual results or developments anticipated by either the Company or SomaLogic will be realized. All subsequent written and oral forward-looking statements concerning the Company, SomaLogic, the post-combination company, the transactions contemplated by the Merger Agreement or other matters attributable to the Company or SomaLogic or any person acting on their behalf are expressly qualified in their entirety by the forward-looking statements above. Except to the extent required by applicable law, the Company and SomaLogic are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals to be voted on at the Special Meeting. The following risk factors related to SomaLogic apply to the business and operations of SomaLogic and will also apply to the business and operations of the post-combination company following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of the post-combination company. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” CMLS II or SomaLogic may face additional risks and uncertainties that are not presently known to CMLS II or SomaLogic, or that CMLS II or SomaLogic currently deem immaterial, which may also impair CMLS II’s or SomaLogic’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of SomaLogic, Inc., a Delaware corporation, and its subsidiary prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiary following the consummation of the Business Combination.

Risks Related to Our Business and Industry

We expect to make significant investments in our continued research and development of new services and products, which may not be successful

As of April 30, 2021, we have a library of approximately 7,000 protein target measurements and plan to increase our library to approximately 10,000 protein target measurements in the next 24 months, and an even greater number over time. We also plan to invest in our sales and marketing infrastructure to grow our customer base and sell more products and services to existing customers. We expect to incur significant expenses to advance these development efforts, but they may not be successful. Even if we are ultimately successful in these efforts, our gross margins may suffer as we invest in advance of potential revenue growth. Further, despite our plans to increase our library of protein targets over time, we cannot guarantee this trajectory.

Developing new products, services and software is a speculative and risky endeavor. Products, services or software that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or clinical utility. We may need to alter our products in development and repeat studies before we identify a potentially successful product or service. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a product appears successful, we or our collaborators may, depending on the nature of the product, need to obtain the U.S. Food and Drug Administration (the “FDA”), European Medicines Agency (“EMA”) and other regulatory clearances, authorizations or approvals before we can market the product. The FDA’s and EMA’s clearance, authorization or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. The FDA, EMA or other applicable regulatory authority may not clear, authorize or approve any future product we develop. Even if we develop a product that receives regulatory clearance, authorization or approval, we or our collaborators would need to commit substantial resources to commercialize, sell and market the product before it could be profitable, and the product or service may never be commercially successful. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

New potential products and services may fail at any stage of development or commercialization and if we determine that any of our current or future services, products or software is unlikely to succeed, we may abandon them without any return on our investment. If we are unsuccessful in developing additional services, products or software, our potential for growth may be impaired.

We have incurred losses, from time to time, since we were formed and we may incur losses in the future.

We incurred net losses of $9.5 million and $17.6 million for the three months ended March 31, 2021 and 2020, respectively, and $53.0 million and $57.0 million for the years ended December 31, 2020 and 2019, respectively. As of March 31, 2021, we had an accumulated deficit of $420.9 million. We may incur additional losses in the future as we plan to invest significant additional funds toward expansion of our commercial organization, the improvement and development of our technology and new product and service development. In addition, the post-combination public company will incur significant legal, accounting, and other expenses that SomaLogic did not incur as a private business. These increased expenses will make it harder for the post-combination company to sustain future profitability. We may incur additional losses in the future for a number of reasons, many of which are beyond our control, including the other risks described in this “Risk Factors” section, the market acceptance of our new services, future service development and our market penetration and margins. Our failure to become profitable could depress the value of our common stock could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of the post-combination company’s common stock could also cause you to lose all or part of your investment.

Seasonality may cause fluctuations in our revenue and results of operations.

We operate on a December 31st fiscal year end and believe that there are significant seasonal factors which may cause sales of our products to vary on a quarterly or yearly basis and increase the magnitude of quarterly or annual fluctuations in our operating results. We believe that this seasonality results from a number of factors, including the procurement and budgeting cycles of many of our customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends. For example, the U.S. government’s fiscal year end occurs in our third quarter and may result in increased sales of our products during such quarter if government-funded customers have unused funds that may be forfeited, or future budgets that may be reduced, if such funds remain unspent at such fiscal year end. Furthermore, the academic budgetary cycle similarly requires grantees to “use or lose” their grant funding, which seems to be tied disproportionately to the end of the calendar year, driving sales higher during the fourth quarter. Similarly, our biopharmaceutical customers typically have calendar year fiscal years that also result in a disproportionate amount of their purchasing activity occurring during our fourth quarter. These factors have contributed, and may contribute in the future, to substantial fluctuations in our quarterly operating results. Because of these fluctuations, it is possible that in some quarters our operating results will fall below the expectations of securities analysts or investors. If that happens, the market price of our shares could decrease. These fluctuations, among other factors, also mean that our operating results in any particular period may not be relied upon as an indication of future performance. Seasonal or cyclical variations in our sales have in the past, and may in the future, become more or less pronounced over time, and have in the past materially affected, and may in the future materially affect, our business, financial condition, results of operations and prospects. Additionally, impacts of the COVID-19 pandemic could cause unpredictable temporary or permanent fluctuations in seasonal or cyclical variations.

We may need to raise additional capital to fund commercialization plans for our services and products, including manufacturing, sales and marketing activities, expand investments in research, and development and commercialize new products and applications.

Our operations have consumed substantial amounts of cash since inception. We expect to expend substantial additional amounts to continue to commercialize our services and products and to develop new ones. We expect to use the funds received in connection with the Business Combination to continue to develop and commercialize our services and products, develop new products and services, engage in commercial collaborations and relationships, and for working capital and general corporate purposes. We may require additional capital to continue to develop and commercialize our services and products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any future financing may adversely affect the holdings or the rights of new stockholders and the issuance of additional securities, whether equity or debt, by the post-combination company, or the possibility of such issuance, may cause the market price of the post-combination company common stock to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and the post-combination company may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact the post-combination company’s ability to conduct its business. The post-combination company could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms that are unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. In addition, raising additional capital through the issuance of equity or convertible debt securities would cause dilution to holders of the post-combination company’s equity securities, and may affect the rights of then-existing holders of the post-combination company equity securities. Even if we believe that we have sufficient funds for our current or future operating plans, the post-combination company may seek additional capital if market conditions are favorable or if it has specific strategic considerations.

Our ability to use our net operating losses and certain other tax attributes may be limited.

Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, unused federal net operating losses (“NOLs”) generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that under the CARES Act, net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Additionally, the deductibility of such federal NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act, or the CARES Act. In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership (some of which may be outside our control), including in connection with the Business Combination and the PIPE Investment. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset such taxable income may be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. For example, California recently imposed limits on the usability of California state NOLs to offset taxable income in tax years beginning after 2019 and before 2023. As a result, even if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Our operating results have in the past fluctuated significantly and may continue to fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•        cyclical nature of business, including budget cycles of customers, such as pharmaceutical companies as well as research partners;

•        our dependence on single source and sole source suppliers for some of the components and materials used in our assay services;

•        production problems that could impact our ability to perform our assay at optimal production levels;

•        the level of demand for our proteomics analysis services, which may vary significantly, and our ability to increase penetration in our existing markets and expand into new markets;

•        the outcomes of and related rulings in the litigation and administrative proceedings in which we are currently or may in the future become involved;

•        the timing and cost of, and level of investment in, research and development and commercialization activities relating to our services and products, which may change from time to time;

•        the volume and mix of our service sales or changes in the manufacturing or sales costs related to our proteomics analysis services;

•        the success of our recently introduced services and the introduction of other new services and products or service enhancements by us or others in our industry;

•        the timing and amount of expenditures that we may incur to acquire, develop or commercialize additional services and technologies or for other purposes, such as the expansion of our facilities;

•        future accounting pronouncements;

•        the outcome of any future litigation or governmental investigations involving us, our industry or both;

•        general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•        customers accelerating, canceling, reducing or delaying orders as a result of developments related to any potential litigation;

•        the impacts of infectious disease, epidemics and outbreaks, including the effects of the coronavirus outbreak on our business operations in geographic locations impacted by such disease, epidemic or outbreak and on the business operations of our customers, manufacturers and suppliers; and

•        other factors described in this “Risk Factors” section.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of common stock of the post-combination company could decline substantially. Such a stock price decline could occur even when we have met or exceeded any previously publicly stated guidance we may provide.

Our current and future services and products may never achieve significant commercial market acceptance.

Our success depends on the market’s confidence that we can provide research and diagnostic products and services that improve clinical outcomes, lower healthcare costs, aid in research efforts directed at the better understanding of human biology, and enable better biopharmaceutical development. Failure of our services and products, or those jointly developed with our collaborators, to perform as expected could significantly impair our operating results and our reputation. We believe academic institutions and biopharmaceutical companies are likely to be particularly sensitive to defects, errors, inaccuracies, delays in or associated with our services. We and our collaborators may not succeed in achieving significant commercial market acceptance for our current or future services and products due to a number of factors, including:

•        the impact of our investments in service and product innovation and commercial growth

•        our ability to demonstrate the utility of our platform and related services and their potential advantages over existing technologies to academic institutions, biopharmaceutical companies and the medical community;

•        our ability, and that of our collaborators, to comply with FDA and other regulatory requirements; and

•        the rate of adoption of our services and products by academic institutions, key opinion leaders and advocacy groups.

Additionally, our customers and collaborators may decide to decrease or discontinue their use of our services due to changes in their research and development plans, financial constraints, the regulatory environment, negative publicity about our services or competing products both of which are circumstances outside of our control. We may not be successful in addressing these or other factors that might affect the market acceptance of our services and technologies. Failure to achieve widespread market acceptance of our services and products could materially harm our business, financial condition and results of operations.

Errors or defects in our services or products could harm our reputation, decrease market acceptance of our services or products or expose us to product liability claims.

We are creating new services and products. The testing processes utilize a number of complex and sophisticated biochemical, informatics, optical and mechanical processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external factors may result in less efficient processing or variation between testing runs. Refinements to our processes may initially result in unanticipated issues that reduce the efficiency or increase variability. In particular, sequencing, which is a key component of these processes, could be inefficient with higher than expected variability thereby increasing total sequencing costs and reducing the number of samples we can process in a given time period. Therefore, inefficient or variable processes can cause variability in our operating results and damage our reputation.

In addition, our laboratory operations could result in any number of errors or defects. Our quality assurance system may fail to prevent us from inadvertent problems with samples, sample quality, lab processes including sequencing, software, data upload or analysis, raw materials, reagent manufacturing, assay quality or design, or other components or processes. In addition, our assays may have quality or design errors, and we may have inadequate procedures or instrumentation to process samples, assemble our proprietary primer mixes and commercial materials, upload and analyze data, or otherwise conduct our laboratory operations. If we provide services with undiscovered errors to our customers, our clinical diagnostics may falsely indicate a patient has a disease or fail to detect disease in a patient who requires treatment. We believe our customers are likely to be particularly sensitive to service and product defects, errors and delays, including if our services and products fail to indicate the presence of residual disease with high accuracy from clinical specimens or if we fail to list or inaccurately indicate the presence or absence of disease in our test report. In drug discovery, such errors may interfere with our customers’ clinical studies or result in adverse safety or efficacy profiles for their products in development. This may harm our customers’ businesses and may cause us to incur significant costs, divert the attention of key personnel, encourage regulatory enforcement action against us, create a significant customer relations problem for us and cause our reputation to suffer. We may also be subject to warranty and liability claims for damages related to errors or defects in our services or products. Any of these developments could harm our business and operating results.

Our business will depend significantly on research and development spending by pharmaceuticals, biotechnology, and academic, governmental and other research institutions, and any reduction in spending could limit demand for our services and products and adversely affect our business, results of operations, financial condition and prospects.

We expect that substantially all of our sales revenue in the near term will be generated from sales to pharmaceuticals, biotechnology, and academic, governmental and other research institutions. Much of these customers’ funding will be, in turn, provided by various state, federal and international government agencies. As a result, the demand for our services and products will depend upon the research and development budgets of these customers, which are impacted by factors beyond our control, such as:

•        decreases in government funding of research and development;

•        changes to programs that provide funding to research laboratories and institutions, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of the funding process;

•        macroeconomic conditions and the political climate;

•        researchers’ opinions of the utility of our technology platform;

•        citation of our technology platform in published research;

•        potential changes in the regulatory environment;

•        differences in budgetary cycles, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends;

•        competitor services and product offerings or pricing;

•        market-driven pressures to consolidate operations and reduce costs; and

•        market acceptance of relatively new technologies.

In addition, various state, federal and international government agencies that provide grants and other funding may be subject to stringent budgetary constraints that could result in spending reductions, reduced grant making, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers, or the customers to whom they provide funding, to purchase our assay services. For example, congressional appropriations to the National Institutes of Health (“NIH”) have generally increased year-over-year for the last 20 years, and reached a new high in 2020, but the NIH also experiences occasional year-over-year decreases in appropriations, including as recently as 2013. In addition, funding for life science research has increased more slowly during the past several years compared to previous years and has actually declined in some countries. There is no guarantee that NIH appropriations will not decrease in the future, and a decrease may be more likely under the current administration, whose annual budget proposals have repeatedly decreased NIH appropriations. A decrease in the amount of, or delay in the approval of, appropriations to NIH or other similar United States or international organizations, such as the Medical Research Council in the United Kingdom, could result in fewer grants benefiting life sciences research. These reductions or delays could also result in a decrease in the aggregate amount of grants awarded for life sciences research or the redirection of existing funding to other projects or priorities, any of which in turn could cause our customers and potential customers to reduce or delay purchases of our services and products. Our operating results may fluctuate substantially due to any such reductions and delays. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of their capital or operating expenditures, could materially and adversely affect our business, results of operations, financial condition and prospects.

The life sciences industry is subject to rapid change, which could make our proteomics platform and related services and products that we develop obsolete. Our long-term results depend upon our ability to improve existing services and products, and our ability to introduce and market new services and products successfully.

Our business is dependent on the continued improvement of our existing services and products and our development of new services and products utilizing our existing technology or other potential future technology. As we introduce new services and products or refine, improve or upgrade versions of existing services and products, we cannot predict the level of market acceptance or the amount of market share these services and products will achieve, if any. We cannot assure you that we will not experience material delays in the introduction of new services and products in the future.

We generally sell our services and products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop new services and products and service enhancements based on technological innovation on a timely basis, our services and products may become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer. Our success will depend on several factors, including our ability to:

•        correctly identify customer needs and preferences and predict future needs and preferences;

•        allocate our research and development funding to services and products with higher growth prospects;

•        anticipate and respond to our competitors’ development of new services and products and technological innovations;

•        innovate and develop new technologies and applications, and acquire or obtain rights to third party technologies that may have valuable applications in the markets we serve;

•        successfully commercialize new technologies in a timely manner, price them competitively and manufacture and deliver sufficient volumes of new services and products of appropriate quality on time; and

•        convince customers to adopt new technologies.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of services and products that do not lead to significant revenue. Even if we successfully innovate and develop new services and products and service enhancements, we may incur substantial costs in doing so, and our profitability may suffer.

Our ability to develop new services and products based on innovation can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and services or failure to gain market acceptance of new services and products and technologies may reduce future revenues and adversely affect our competitive position.

The majority of our operations and laboratory processes are currently conducted at a single location and any disruption at our facility could negatively impact our operations and increase our expenses.

Our headquarters in Boulder, Colorado contains nearly all of our corporate and administrative functions, the majority of our research, laboratory facilities, and all of our in-house manufacturing. A natural or other disaster or casualty event could cause substantial delays or other disruptions in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to operate our platform for some period of time. The inability to perform our laboratory processes or to reduce the backlog that could develop if our facilities are inoperable, for even a short period of time, may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future.

Although we maintain insurance that may cover certain losses in connection with a fire and certain types of other casualty events, we cannot be certain our insurance coverage will be adequate for losses actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future losses. One or more large losses that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation. With or without insurance, damage to our manufacturing facility or our other property due to fire, natural disaster or other casualty event may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to support demand for our commercial assay services, our business could suffer.

As demand for our assay services grows, we will need to continue to scale our assay capacity and processing technology in order to support our data retention. We will also need to expand customer service, billing and systems processes and enhance our internal quality assurance program in order to support demand for assay services. We will also need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of samples. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available.

Further, our data and bioinformatics platform leverages third-parties heavily for day-to-day operations. If we cannot expand capabilities or have any issues relying on third-parties it could negatively impact our growth and our business. Additionally, if there are advancements in artificial intelligence technologies that we do not have access or the ability to use and our competitors can use it then they may create a superior or more desirable service.

Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing samples, quality control issues or inability to meet demand. There can be no assurance that we will be able to perform our assay services on a timely basis at a level consistent with demand, or that our efforts to scale our operations will not negatively affect the quality of assay services results. If we encounter difficulty meeting market demand or quality standards, our reputation could be harmed and our future prospects and our business could suffer.

Our reliance on distributors for sales of our services and products in certain geographies outside of the United States could limit or prevent us from selling our services and products and impact our revenue.

In Asia and certain regions of Europe, we sell our services and products through third-party distributors, and we intend to continue to grow our business internationally and to do so we must attract additional distributors and retain existing distributors to maximize the commercial opportunity for our services. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms. Most of our distribution relationships are non-exclusive and permit such distributors to distribute competing services. As such, our distributors may not commit the necessary resources to market our services to the level of our expectations or may choose to favor marketing the services of our competitors. If current or future distributors do not perform adequately or we are unable to enter into effective arrangements with distributors in particular geographic areas, we may not realize long-term international revenue growth.

If we experience a significant disruption in our information technology systems or breaches of data security, our business could be adversely affected.

We rely on information technology systems to keep financial records, manage our manufacturing operations, fulfill customer orders, capture laboratory data, maintain corporate records, communicate with staff and external parties and operate other critical functions. Our information technology systems, and those of our vendors, are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events including but not limited to natural disaster. If we were to experience a prolonged system disruption in our information technology systems or those of certain of our vendors, it could negatively impact our ability to serve our customers, which could adversely impact our business. Although we maintain offsite back-ups of our data, if operations at our facilities were disrupted, it could cause a material disruption in our business if we are not capable of restoring function on an acceptable timeframe.

In addition, our information technology systems, and those of our vendors, are potentially vulnerable to data security breaches — whether by employees or others — which may expose sensitive data to unauthorized persons. Such data security breaches, whether resulting from hacking, social engineering, phishing, or other causes could lead to the loss of confidential information, trade secrets or other intellectual property, or could lead to unauthorized access to or acquisition of, or the public exposure of, personal information (including sensitive personal information) of our employees, customers and others, any of which could have a material adverse effect on our business, reputation, financial condition and results of operations. In addition, any such access, disclosure or other loss of information could result in legal claims, investigations or proceedings by governmental entities or private parties, adverse publicity and harm to our reputation, loss of business, and liability under laws or regulations, including state data protection regulations and the GDPR (as defined below), and other regulations, the breach of which could result in significant penalties. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the types described above. We expect to continue to expend significant resources to protect against security breaches, and could be required to expend significant amounts to remediate and otherwise respond to security breaches, including in connection with making notifications to customers or other persons or implementing additional security measures.

Although we maintain insurance that may cover certain liabilities and losses in connection with a security breach or other security incident, we cannot be certain our insurance coverage will be adequate for liabilities or losses actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us or experience of losses that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

We rely on assumptions and estimates and data to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

In addition to our financial results, our management regularly reviews a number of operating and financial metrics, including a breakdown of assay services revenue, product revenue and other revenue, revenue by customer market (government, pharmaceutical/biotechnology and academia), and status of pipeline opportunities that represent customers in test, trials, pilots and full deployments, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. As both the industry in which we operate and our businesses continue to evolve, so too might the metrics by which we evaluate our businesses. In addition, while the calculation of the metrics we use is based on what we believe to be reasonable estimates, our internal tools are not independently verified by a third party and have a number of limitations and, furthermore, our methodologies for tracking these metrics may change over time, for example, the industry breakdown of our customer revenue by government, pharma/bio and academia sales. Further, our pipeline opportunities may fail to materialize, which may lead to an inability to develop our business at all. Accordingly, investors should not place undue reliance on these metrics.

Our business has inherent operational risks that cannot be adequately covered by insurance or indemnity.

We may face unanticipated risks of legal liability for damages caused by the actual or alleged failure of our services and products. Our services and products may be deployed in response to an emergency or terrorist attack, which may increase our exposure to third party claims. While we have attempted to secure business liability insurance coverage at appropriate cost, it is impossible to insure against all risks inherent in our industry, nor can we assure you that our insurers will pay a particular claim, or that we will be able to maintain coverage at reasonable rates in the future. Our insurance policies also contain deductibles, limitations and exclusions, which increase our costs in the event of a claim. Substantial claims in excess of or not otherwise covered by indemnity or insurance could have a material adverse effect on our business, financial condition and results of operations.

Our current revenues are derived almost entirely from our research-based business operations with a limited number of customers and collaborators in a concentrated and competitive business sector.

Our current and largest customer base is primarily composed of pharmaceutical and academic institutions, as well as biopharmaceutical organizations. Given that our current revenues are derived from these concentrated business sectors and a limited number of customers and collaborators our ability to conduct our business and generate revenue could be harmed by the loss of major customers in our research-based business operations, and any events or circumstances that broadly affect research-based sectors within our customer base, including, pharmaceuticals, biotechnology, contracted research and academia. Although research-based business is a large sector of the life sciences industry, it is a concentrated sector and our future revenues and success will depend upon our ability to respond to the evolving needs of the marketplace, including among existing customers and collaborators, and through increasing our customer base both in our research-based business and other sectors of the life-sciences industry, such as our clinical-based business and direct-to-consumer business operations. Although we have recently experienced success in the life sciences industry, which we believe is in part due to a growing customer base and wider acceptance of our technology, it is not advisable to rely on our past results as an indication of our future performance in a competitive industry where our continued success will be dependent upon our ability to expand our existing customer base and attracting new types of customers.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement expressed the view that certain terms and conditions common to warrants issued in connection with the initial public offerings of special purpose acquisition companies may require such warrants to be classified as liabilities on a balance sheet rather than as equity. As a result of the SEC Statement and in light of evolving views as to certain provisions commonly included in warrants issued by special purpose acquisition companies, we, in consultation with our independent registered public accounting firm and our audit committee, reevaluated the accounting treatment of our 5,520,000 public warrants and 5,013,333 private placement warrants, and determined to revise our prior position and reclassify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our balance sheet as of March 31, 2021 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to our warrants. Accounting Standards Codification 815, Derivatives and Hedging, provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly, based on factors, which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

We have identified a material weakness in our internal control over financial reporting as of February 25, 2021. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Following the issuance of the SEC Statement on April 12, 2021, our management and our audit committee re-evaluated our accounting for our public warrants and private placement warrants issued in connection with the IPO and concluded that, in light of the SEC Statement, it was appropriate to revise our prior position on accounting for warrants as equity instruments to instead classify warrants as liabilities measured at fair value, with subsequent fair value remeasurement. (the “Reclassification”). See “— Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.” As part of such process, we identified a material weakness in our internal controls over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We continue to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

We, and following the Business Combination, the post-business combination company, may face litigation and other risks as a result of the material weakness in our internal control over financial reporting.

Following the issuance of the SEC Statement, our management and our audit committee concluded that it was appropriate to revise our prior position on accounting for warrants as equity instruments to instead classify warrants as liabilities measured at fair value, with subsequent fair value remeasurement. See section entitled “— Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.” As part of the Reclassification, we identified a material weakness in our internal controls over financial reporting.

As a result of such material weakness, the Reclassification, and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Reclassification and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete a business combination.

SomaLogic has identified a material weakness in its internal control over financial reporting. If SomaLogic’s remediation measures are ineffective, or if SomaLogic experiences additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls in the future, the post-combination company may not be able to report its financial condition or results of operations accurately or on a timely basis, which may adversely affect the investor confidence in the post-combination company and , as a result, the value of the post-combination company’s common stock.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

SomaLogic identified a material weakness in its internal control over financial reporting for the year ended December 31, 2020 due to ineffective controls over the financial statement close process and lack of sufficient accounting and financial reporting personnel to ensure consistent application of GAAP and compliance with SEC rules and regulations.

We are in the process of remediating the deficiency. We cannot assure you that the material weakness will be remediated by the post-combination company on the timelines currently anticipated by SomaLogic, or at all, and/or that there will not be additional material weaknesses in the post-combination company’s internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit the post-combination company’s ability to accurately report its financial condition, results of operations or cash flows.

If the post-combination company is unable to conclude that its internal control over financial reporting is effective, or if the post-combination company’s independent registered public accounting firm determines the post-combination company has a material weakness in the post-combination company’s internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the post-combination company’s financial reports, the market price of the post-combination company’s common stock could decline, and the post-combination company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in the post-combination company’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict the post-combination company’s future access to the capital markets.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which would harm our business.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in a timely manner, or at all. In addition, any testing by us conducted in connection with Section 404(a) of SOX or any subsequent testing by our independent registered public accounting firm in connection with Section 404(b) of SOX, may reveal deficiencies in our internal controls over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. As discussed above, we have identified a material weakness which we are in the process of remedying. However, our efforts to remediate previous material weaknesses may not be effective or prevent any future deficiency in our internal control over financial reporting. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose material changes made in our internal controls over financing reporting on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. Beginning with CMLS II’s second annual report on Form 10-K, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting. Once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b).

To achieve compliance with Section 404(a) within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively and implement a continuous reporting and improvement process for internal control over financial reporting.

An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not identify. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and related notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “SomaLogic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Critical accounting policies and estimates used in preparing our consolidated financial statements include those related to revenue recognition, inventory, compound derivative liability and stock-based compensation expense. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our common stock.

If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our services and products could lead to the filing of product or professional liability claims were someone to allege that our services or products identified inaccurate, incomplete or untimely information regarding the binding specificity and/or performance of our reagents for their respective protein targets, the performance consistency of our SomaScan® assay and SomaSignalTM tests, or that our services or products otherwise failed to perform as designed or intended. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Regardless of merit or eventual outcome, product liability and professional liability claims may result in:

•        decreased demand for any products, services or clinical solutions that we have developed or may develop;

•        loss of revenue;

•        significant time and costs to defend related litigation;

•        the inability to commercialize any products, services or clinical solutions that we have developed or may develop; and

•        injury to our reputation and significant negative media attention.

Although we maintain insurance that may cover certain product liability and professional liability claims, we cannot be certain our insurance coverage will be adequate for claims actually asserted, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future liabilities. One or more large claims that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause current collaborators to terminate existing agreements or potential collaborators to seek other companies, any of which could impact our results of operations.

We rely on certain scientific methodologies and metrics to evaluate our services and products, and real or perceived inaccuracies in such metrics or new developments in the industry may adversely affect our reputation and business.

As part of achieving commercial market acceptance for our current and future services and products, our management and experts regularly review and use a number of methodologies and metrics, including affinity levels, to evaluate and measure the performance of our services and products. Although we believe that the current science and data available to us, including metrics such as affinity levels, demonstrates that our services and products are superior in the proteomics field, there is always potential that through discoveries, innovations and advances in technology in an emerging field like proteomics, the metrics underlying our assumptions and estimations could be perceived to be inaccurate or misplaced, or our services and products could be proved to be outdated or inferior to new technologies. As both the industry in which we operate and our business continues to evolve, so too might the methodologies and metrics by which we evaluate our services and products. If we do not continue to improve our methodologies and metrics and our ability to evaluate our services and products against other technologies, or such efforts are outpaced by our competitors, it could ultimately have a negative effect on our business and reputation which we believe to be a leader in the field of proteomics. Additionally, while the scientific methodologies and calculation of the metrics we use is based on established science and current technology and data to inform what we believe to be reasonable estimates about our services and products, there could be limitations or superior methods we are not aware of and, further, our current practices for tracking these methodologies and metrics and may change over time, as new technologies, innovations and discoveries are adopted or become generally accepted in the scientific community. Accordingly, investors should not place undue reliance on the scientific metrics and methodologies that we use to evaluate the performance of our services and products given the evolving proteomics field and innovative nature of the life sciences industry.

If our services and products fail to achieve and sustain sufficient market acceptance, our revenue could be adversely affected.

Our success depends on our ability to develop and market services and products that are recognized and accepted as reliable, enabling and cost-effective. Most of the potential customers for our services already use expensive research systems in their laboratories that they have used for many years and may be reluctant to replace those systems with ours. Market acceptance of our technology platform will depend on many factors, including our ability to convince potential customers that our technology is an attractive alternative to other available technologies. Prior to adopting our technologies, some potential customers may need to devote time and effort to testing and validating our systems. Any failure of our systems to meet these customer benchmarks could result in potential customers choosing to retain their existing systems or to purchase systems other than ours. In addition, it is important that our technology platform be perceived as accurate and reliable by the scientific and medical research community as a whole. Historically, a significant part of our sales and marketing efforts have been directed at demonstrating the advantages of our technology to industry leaders and encouraging such leaders to publish or present the results of their evaluation of our system. If we are unable to continue to motivate leading researchers to use our technology platform, or if such researchers are unable to achieve or unwilling to publish or present significant experimental results using our systems, acceptance and adoption of our systems may be slowed and our ability to increase our revenue would be adversely affected.

If we fail to offer high-quality customer service, our business and reputation could suffer.

We will continue to differentiate ourselves from our competition through our commitment to an exceptional customer experience. Accordingly, high-quality customer service is important for the growth of our business and any failure to maintain such standards of customer service, or a related market perception, could affect our ability to sell services and products to existing and prospective customers. Therefore, failure to scale our customer service organization adequately may adversely impact our business results and financial condition.

Customers utilize our service teams and online content for help with a variety of topics, including how to use our services and products efficiently, how to integrate our services and products into existing workflows, how to determine which of our other services may be needed for a given experiment and how to resolve technical, analysis and operational issues if and when they arise. As we introduce new services and enhance existing services and products, we expect utilization of our customer service teams to increase. In particular, the introduction of new or improved services that utilize different workflows or variations on existing workflows may require additional customer service efforts to ensure customers use such services correctly and efficiently. Additionally, as our business scales, we may need to engage third-party customer service providers, which could increase our costs and negatively impact the quality of the customer experience if such third parties are unable to provide service levels equivalent to ours.

The number of our customers has grown significantly and such growth, as well as any future growth, will put additional pressure on our customer service organization. We may be unable to hire qualified staff quickly enough or to the extent necessary to accommodate increases in demand.

In addition, as we continue to grow our operations and reach a global customer base, we need to be able to provide efficient customer service that meets our customers’ needs globally at scale. In geographies where we sell through distributors, we rely on those distributors to provide customer service. If these third-party distributors do not provide a high-quality customer experience, our business operations and reputation may suffer.

We have limited experience producing and supplying our products, we may be unable to consistently manufacture our products or source our components to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or at an acceptable performance level.

Our SomaScan® assay requires an integrated workstation with many different components that work together. As such, a quality defect in a single component can compromise the performance of the entire solution. In order to successfully generate revenue from our SomaScan® assay services, we need to acquire products that meet our expectations for quality and functionality in accordance with established specifications on a timely basis. Our equipment and components are manufactured with complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures.

In order to successfully generate revenue from our services and products, we need to supply our customers with services and products that meet their expectations for quality and functionality in accordance with established specifications. While customer complaints regarding defects in our services and products have historically been low, we have experienced quality control and manufacturing defects in the past. Our ability to generate revenue could be impacted by any future quality control issues.

As we continue to grow and introduce new services and products, and as our services and products incorporate increasingly sophisticated technology, it will be increasingly difficult to ensure our services and products are produced in the necessary quantities without sacrificing quality. There is no assurance that we or our third-party suppliers will be able to continue to manufacture our services, products and components thereof so that they consistently achieve the product specifications and quality that our customers expect. Certain of our raw materials are subjected to a shelf life, after which their performance is not ensured. While we have implemented liquid stability and expiry standards, our long-term stability studies are underway and not complete. Use of raw materials that effectively expire early or shipment of defective products or components to customers, or using such defective supplies, products or components in our own labs may result in incorrect assay results, which could increase our costs or damage our reputation with customers, and depending upon current inventory levels and the availability and lead time for additional inventory, could lead to availability issues. Any future design issues, unforeseen manufacturing problems, such as contamination of facilities, equipment malfunctions, aging components, quality issues with components and materials sourced from third-party suppliers, or failures to strictly follow procedures or meet specifications, may have a material adverse effect on our brand, business, financial condition and operating results. If we or our third-party suppliers fail to maintain quality standards or certifications, our customers might choose not to purchase services or products from us.

In addition, as we increase manufacturing capacity, we will also need to make corresponding improvements to other operational functions, such as our customer service and billing systems, compliance programs and our internal quality assurance programs. We will also need additional equipment, manufacturing time, warehouse space and trained personnel to process higher volumes of services and products. We cannot assure that any increases in scale, related improvements and quality assurance will be successfully implemented or that equipment, manufacturing and warehouse space and appropriate personnel will be available. As we develop additional services and products, we may need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications. Our ability to increase our manufacturing capacity at our Boulder, Colorado location and in supplying services and products to our customers is complicated by the use of our proprietary equipment that is not readily available from third-party manufacturers.

Development of new SomaSignalTM tests, is a complex process, and we may be unable to commercialize new diagnostic tests on a timely basis, or at all.

We cannot assure you that we will be able to develop and commercialize new diagnostic tests on a timely basis. Before we can commercialize any new diagnostic tests, we will need to expend significant funds in order to:

•        conduct research and development;

•        further develop and scale our laboratory processes; and

•        further develop and scale our infrastructure to be able to analyze increasingly larger and more diverse amounts of data.

Our testing service development process involves risk, and development efforts may fail for many reasons, including:

•        failure of any test to perform as expected;

•        lack of validation or reference data; and

•        failure to demonstrate utility of a test.

As we develop tests, we will have to make significant investments in development resources, especially if we discover that proteomic signatures are not adequate for certain tests that we are creating or might attempt to create in the future. Further, some new tests we are developing may require biological signatures that are not available yet, or are not adequate to allow for an effective test. Finally, there may be protein target classes that are more difficult to achieve high affinity measurements and test results. In addition, competitors may develop and commercialize competing tests faster than we are able to do so, which may result in an adverse effect on our business or financial condition

If we cannot obtain enough samples, it will limit our ability to grow the business. If there is a change in public confidence in personal data management, it could lead to us not being able to store or have access to enough data. If we cannot develop strong enough insights from the data collected, then we might not grow our business.

Our research and development efforts will be hindered if we are not able to contract with third parties for access to samples, including sources such as biobanks.

Under standard clinical practice, samples collected from patients, including serum, plasma, blood and other tissues, are preserved and stored onsite. We rely on our ability to secure access to these archived samples, as well as information pertaining to the clinical outcomes of the patients from which they were derived for our clinical development activities. Others compete with us for access to these samples. Additionally, the process of negotiating access to archived samples is lengthy because it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters.

In January 2017, the Department of Health and Human Services (“HHS”) finalized new rules, which became effective as of January 19, 2018, expanding the language to be included in informed consent forms related to the collection of identifiable private information or identifiable biospecimens. Existing legal requirements concerning the collection and archiving of human samples and privacy related thereto, or other legal factors arising in the future, may impact our ability to negotiate access to samples with biobanks, hospitals, clinical partners, pharmaceutical companies, or companies developing diagnostics or therapeutics on a timely basis or on commercially reasonable terms. Other laboratories or our competitors may secure access to archived samples before us, and may therefore delay or limit our ability to research, develop and commercialize future services or products.

We have multi-step manufacturing processes some with long cycle times (months/years) that will continue to expand as our platform content expands. We will need to begin outsourcing some unit operations over time to ensure raw material availability and that has risks associated with it, as these are complex process chemistry operations with quality and yield requirements. Our batch sizes for key internal manufactured items are relatively fixed and generate multiple years of production in single lots. This may lead to inventory write-offs if technology advancements occur at a faster pace than our consumption of existing inventories allow generating early obsolescence. Additionally, we are reliant on a number of sole or single-sourced vendors for key raw material and those have relatively long lead times which may limit our ability to quickly respond to market changes without large inventory investments. We have scalable service capacity as adequate raw materials are available for surge capacities as we currently are not running a 24/7 operating model.

We rely on a limited number of suppliers, or in some cases, a sole supplier, for some of the equipment and materials, or components thereof, that we use for our services and products and the loss of such suppliers or the need to find replacements or immediately transition to alternative suppliers could adversely impact our business.

We rely on a limited number of suppliers for equipment and materials, or components thereof, that we use in our services and products or laboratory operations. Any disruption in certain of our supplier’s operations, or our inability to negotiate an extension to the applicable agreements on acceptable terms, or at all, or any competitive pressures, could negatively impact our supply chain and operations and our ability to conduct our business and generate revenue. Our suppliers could cease supplying these materials and equipment, or components thereof, at any time, or fail to provide us with sufficient quantities to meet our specifications. Any such interruption could significantly affect our business, financial condition, results of operations, and reputation.

We believe that there are only a select number of manufacturers other than those we rely on that are currently capable of supplying and servicing the arrays and other equipment and materials necessary for our operations. In the event it becomes necessary to utilize a different contract manufacturer for our products, we would experience additional costs, delays and difficulties in doing so as a result of identifying and entering into an agreement with a new manufacturer as well as preparing such new manufacturer to meet the logistical requirements associated with manufacturing our services and products, and our business would suffer.

Additionally, the use of equipment or materials provided by these replacement suppliers could require us to alter our current operations, establish new quality or performance standards, or revalidate our tests. Transitioning to new suppliers could also result in interruptions to our operations and affect our ability to service our customers and collaborators if we encounter delays or difficulties in securing these components, or if the quality of the components supplied do not meet specifications, or if we cannot then obtain an acceptable substitute. Therefore, we cannot assure you that, if we were forced to replace any of our limited or sole suppliers on which we rely, we would be able to secure alternative equipment and materials, or components thereof, or integrate such alternatives or replacements into our business without affecting our services and products or interrupting our current operations and business. If we encounter delays or difficulties in securing, replacing, reconfiguring, or revalidating the equipment and materials, or components thereof, and other supplies we require for our services and products and operations, it could adversely affect our business, revenue, financial condition and reputation.

Our suppliers have also been impacted by the COVID-19 pandemic, and we have also experienced supply delays for certain equipment, instrumentation and other supplies that we use for our services and products, as certain medical and testing supplies are otherwise diverted to COVID-19-related uses. If any of these events occur, our business, results of operations, financial condition and prospects could be harmed.

Certain aspects of our business rely on relationships with collaborative partners, distributors and other third parties for development, supply and marketing of certain services and potential services, and such collaborative partners or other third parties could fail to perform sufficiently.

We believe that success in penetrating certain geographic markets depends in part on our ability to develop and maintain relationships with key distributors of our services and products. Relying on distribution relationships is risky because, among other things, our distributors may: not devote sufficient resources to the sales of our services and products; fail to obtain approvals necessary to distribute our services and products; be acquired by other companies and terminate our distribution agreements or become insolvent; or decline to renew existing agreements on acceptable terms. Because these and other factors may be beyond our control, the distribution of our services and products in certain jurisdictions may be delayed or otherwise adversely affected. If we or any of our distributors terminate a distribution agreement, we may be required to devote additional resources to commercialization and distribution, which could adversely affect our business, financial condition and results of operations.

Certain disruptions in supply of, and changes in the competitive environment for, raw materials integral to the manufacturing of our services and products may adversely affect our profitability.

We use a broad range of materials and supplies, including metals, chemicals and other electronic components, in our services and products. A significant disruption in the supply of these materials could decrease production and shipping levels, materially increase our operating costs and materially adversely affect our profit margins. Shortages of materials or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism or other interruptions to or difficulties in the employment of labor or transportation in the markets in which we purchase materials, components and supplies for the production of our services and products, in each case may adversely affect our ability to maintain production of our services and products and sustain profitability. Unforeseen end-of-life for certain components, such as enzymes, could cause backorders as we modify our product specifications to accommodate replacement components. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers and could not procure the components from other sources, we would be unable to manufacture our services and products and to ship such services and products to our customers in a timely fashion, which would adversely affect our sales, margins and customer relations.

We may experience problems with supply chain efficiencies or logistical management, which could adversely affect our business operations.

Certain aspects of our business depend upon supply chain efficiencies and logistical management of samples. For example, our technology and assay services depend on processing specifically sized samples from multiple locations while maintaining the integrity of the samples such they remain free from corruption or contamination. If there are interruptions to the supply chain or sample logistics, including circumstances that cause the improper handling of the samples, it would limit our ability to complete high quality assays and properly service our customers and collaborators. Therefore, unlike some of our competitors, which do not need high-quality, uncorrupted samples of the size that we require, our supply chain operations and logistical management are more integral to our sample processing and testing, and the breakdown of the supply chain or sample logistics would negatively impact our business operations. Likewise, if there are technological advancements that improve our competitors business operations, but which we are unable to utilize due to our specific requirements for the supply chain and sample logistics, we would be at a competitive disadvantage which could harm our business, revenue and reputation.

We may experience manufacturing problems or delays that could limit our growth or adversely affect our operating results.

Our products and services are manufactured or performed at our facilities located in Boulder, Colorado using complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures. Any unforeseen manufacturing problems, such as contamination of our facilities, equipment malfunction, quality issues with components and materials sourced from third-party suppliers or failure to strictly follow procedures or meet specifications, could result in delays or shortfalls in performance. Identifying and resolving the cause of any such manufacturing or supplier issues could require substantial time and resources. If we are unable to keep up with demand for our products or services by successfully manufacturing and delivering our products or services in a timely manner, our revenue could be impaired, market acceptance for our products or services could be adversely affected and our customers might instead purchase our competitors’ products or services.

In addition, the introduction of new products and services may require the development of new manufacturing processes and procedures as well as new suppliers. While all of our assay services are performed using the same basic processes, significant variations may be required to meet new product or service specifications. Developing new processes and negotiating supply agreements can be very time consuming, and any unexpected difficulty in doing so could delay the introduction of a product or service.

We or our third parties upon whom we depend may be adversely affected by natural or man-made disasters or other business interruptions, such as cybersecurity attacks, and our business continuity and disaster recovery plans, or those of our collaborators, may not adequately protect us from the effects of a serious disaster.

Natural and man-made disasters and other events beyond our control could severely disrupt our operations, or those of third parties upon whom we depend, and have a material adverse impact on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, cybersecurity attack or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, such as our laboratory facilities or those of our collaborators, limited our or our collaborators’ ability to access or use our respective digital information systems or that otherwise disrupted our respective operations, it may be difficult or, in certain cases, impossible for us or our collaborators to continue our respective businesses for a substantial period of time. The disaster recovery and business continuity plans we and our collaborators currently have in place are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. Our cybersecurity liability insurance may not cover any or all losses or liabilities, depending on the severity and extent of such liabilities or losses that we or our collaborators could sustain based on any breach of our respective computer security protocols or other cybersecurity attack. We may incur substantial expenses as a result of the limited nature of our respective disaster recovery and business continuity plans, which could have a material adverse impact on our business.

Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, or otherwise, could adversely affect our ability to raise capital and our business, results of operations and financial condition.

While the potential economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, extreme volatility and disruptions in the capital and credit markets, reducing our ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact our short-term and long-term liquidity and our ability to operate in accordance with our operating plan, or at all. Additionally, our results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our SomaScan® assay services and our ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could strain our customers’ budgets or cause delays in their payments to us. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our ability to raise capital, business, results of operations and financial condition.

We have estimated the sizes of the markets for our current and future services and products, and these markets may be smaller than we estimate.

The market for proteomics technologies and products is new and evolving, making it difficult to predict with any accuracy the size of the markets for our current and future services. Our estimates of the total addressable market for our current services and products and those under development are based on a number of internal and third-party estimates, including, without limitation, the research community’s unmet need for methods to better facilitate prediction of drug response and disease risk and outcomes, whether novel proteomics are successfully integrated into the genomics markets from full discovery to clinical decision making, the applicability of our technology in vitro diagnostics and laboratory developed tests, and the assumed prices at which we can sell our current and future services and products for markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the total addressable market for our current or future services and products may prove to be incorrect.

The future growth of the market for our current and future services depends on many factors beyond our control, including recognition and acceptance of our services by the scientific community and the growth, prevalence and costs of competing services and solutions. Such recognition and acceptance may not occur in the near term, or at all. If the markets for our current and future services are smaller than estimated or do not develop as we expect, or if the price at which we can sell future services and services or the total addressable market for our services and products is smaller than we have estimated, our growth may be limited and our business, financial condition and operational results of operations could be adversely affected.

Acquisitions or joint ventures could disrupt our business, cause dilution to our stockholders and otherwise harm our business.

We may acquire other businesses, products or technologies as well as pursue strategic alliances, joint ventures, technology licenses or investments in complementary businesses. We have not made any acquisitions to date, and our ability to do so successfully is unproven. Any of these transactions could be material to our financial condition and operating results and expose us to many risks, including:

•        disruption in our relationships with customers, distributors or suppliers as a result of such a transaction;

•        unanticipated liabilities related to acquired companies;

•        difficulties integrating acquired personnel, technologies and operations into our existing business;

•        diversion of management time and focus from operating our business;

•        increases in our expenses and reductions in our cash available for operations and other uses; and

•        possible write-offs or impairment charges relating to acquired businesses.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of any strategic transaction may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future joint ventures or acquisitions, or the effect that any such transactions might have on our operating results.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Because we and our collaborators currently market our services and products outside of the United States and may market future services and products outside of the United States, if cleared, authorized or approved, our business is subject to risks associated with doing business outside of the United States, including an increase in our expenses and diversion of our management’s attention from the development of future services and products. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

•        multiple, conflicting and changing laws and regulations such as privacy, security and data use regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, anticorruption laws, regulatory requirements, and other governmental approvals, permits and licenses;

•        failure by us, our collaborators or our distributors to obtain regulatory clearance, authorization or approval for the use of our services and products in various countries;

•        additional potentially relevant third-party patent rights;

•        complexities and difficulties in obtaining intellectual property protection and enforcing our intellectual property;

•        difficulties in attracting talent, staffing, and retention, and managing foreign operations;

•        logistics and regulations associated with shipping samples, including infrastructure conditions and transportation delays;

•        limits in our ability to penetrate international markets if we are not able to conduct our immunosequencing or clinical diagnostic services locally;

•        financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our services and products and exposure to foreign currency exchange rate fluctuations;

•        natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, retaliatory measures or economic sanctions imposed by governments, curtailment of trade and other business restrictions;

•        regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act (“FCPA”), its books and records provisions, or its anti-bribery provisions, or laws similar to the FCPA in other jurisdictions in which we may now or in the future operate; and

•        anti-bribery requirements of several member states in the European Union (“EU”) and other countries, such as the United Kingdom’s Bribery Act of 2010, that are constantly changing and require disclosure of information to which U.S. legal privilege may not extend.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

Cybersecurity risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements.

The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. Implementing and maintaining compliance with applicable security and privacy regulations may increase our operating costs and/or adversely impact our ability to market our services and products to customers. Although our computer and communications hardware are protected through physical and software safeguards, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses and similar events. These events could lead to the unauthorized access, disclosure and use of non-public information. We could be subject to risks caused by misappropriation, misuse, leakage, falsification, system malfunction or intentional or accidental release or loss of information maintained in our information systems and networks and those of our original equipment manufacturer suppliers. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. We are also reliant on the quality of our training of employees to allow them to spot and appropriately respond to cyber security threats. We have been subject to a number of phishing attempts and require employees to remain vigilant to ensure that such attempts are unsuccessful. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, customers could curtail or cease using its applications, and we could lose trade secrets, the occurrence of which could harm our business.

If we are unable to maintain reliable information technology systems and appropriate controls with respect to global data privacy and security requirements and prevent data breaches, we may suffer regulatory consequences in addition to business consequences. As an organization with a global impact, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of our business. There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks, and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such unauthorized access, breach or other loss of information could result in legal claims or proceedings and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA and the Health Information Technology for Economic and Clinical Health Act and may result in regulatory penalties. In most cases, notice of breaches must be made to affected individuals, HHS, and for extensive breaches, notice may need to be made to the media or state Attorneys General. Such a notice could harm our brand and reputation and adversely affect our ability to compete.

In addition, many U.S. states in which we operate now or may operate in the future have laws that protect the privacy and security of sensitive and personal information. Certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 (“CCPA”), which went into effect on January 1, 2020, imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents and households. Among other things, it requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information that may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and the final text of the proposed regulation was submitted in June 2020. It remains unclear how various provisions of the CCPA will continue to be interpreted and enforced, and multiple states have enacted or are expected to enact similar laws. The effects of the CCPA and other similar state laws on our business are potentially significant and may require us to modify our data processing practices and policies and to incur costs and expenses in an effort to comply. State laws are changing rapidly, and there is discussion in U.S. Congress of a new federal data protection and privacy law to which we may be subject.

In Europe, laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, in the European Economic Area (“EEA”) and the United Kingdom (UK), the collection and use of personal data is governed by the provisions of the EU General Data Protection Regulation — 2016/679 (“EU GDPR”) and related guidance together with the UK General Data Protection Regulation (“UK GDPR”, collectively with the EU GDPR, the “GDPR”). The EU GDPR came into effect in May 2018, superseding the European Union Data Protection Directive and imposing more stringent data privacy and security requirements on companies in relation to the processing of personal data of European Union data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union member states and the United Kingdom govern the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The EU GDPR authorizes fines for certain violations of up to 4% of a company’s global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by customers and data subjects. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices is often updated or otherwise revised. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the EU GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way after the United Kingdom’s withdrawal from the European Union, the withdrawal has created uncertainty with regard to the future of regulation of data protection in the United Kingdom, specifically with respect to how the UK GDPR will be enforced. Several other countries, such as China and Russia, have also passed laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions, which could increase the cost and complexity of delivering our services and products.

We are also reliant on certain manual processes for collecting and processing data, and any failures in these processes or failure to handle the data collected in accordance with relevant regulations could lead to enforcement actions. Complying with all applicable laws, regulations, standards and obligations relating to data privacy, security and transfers may cause us to incur substantial operational costs or require us to modify our data processing practices and processes. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in significant fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition and results of operations. We may not be able to respond quickly or effectively to regulatory, legislative and other developments, and these changes may in turn impair our ability to commercialize our assay services or increase our cost of doing business. In addition, if our practices are not consistent or viewed as not consistent with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions or reputational damage. Any of the foregoing could have an adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We depend on our key personnel and other highly qualified personnel, and if we are unable to recruit, train and retain our personnel, we may not achieve our goals.

Our future success depends on our ability to recruit, train, retain and motivate key personnel, including our senior management, research and development, manufacturing and sales, customer service and marketing personnel. In particular, Roy Smythe, our Chief Executive Officer, and Melody Harris, our President and Chief Operating Officer, are critical to our vision, strategic direction, culture and products. Competition for qualified personnel is intense, particularly in the areas of Molecular Biology, Software and BioInformatics. As we grow, we may continue to make changes to our management team, which could make it difficult to execute on our business plans and strategies. New hires also require significant training and, in most cases, take significant time before they achieve full productivity. Our failure to successfully integrate these key personnel into our business could adversely affect our business.

Our continued growth depends, in part, on attracting, retaining and motivating highly trained sales personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new customers. In addition, the continued development of complementary software tools, such as our analysis tools and visualization software, requires us to compete for highly trained software engineers and for highly trained sales and customer service personnel globally. We also compete for computational biologists and qualified scientific personnel with other life sciences companies, academic institutions and research institutions.

We do not maintain key person life insurance or fixed term employment contracts with any of our employees. As a result, our employees could leave the Company with little or no prior notice and would be free to work for a competitor. Because of the complex and technical nature of our services and products and the dynamic market in which we compete, any failure to attract, train, retain and motivate qualified personnel could materially harm our operating results and growth prospects.

Our employees, independent contractors, vendors and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, vendors and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the regulations of the FDA, EMA and comparable foreign regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. We have adopted a code of conduct applicable to all of our employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business, financial condition and results of operations.

Actual or alleged non-compliance with applicable employment laws and regulation may require operational changes and undermine our competitive positioning or have other material adverse effects on our business.

Our business is subject to a variety of employment laws and regulations and may become subject to additional such requirements in the future. Although we believe we are in in material compliance with applicable employment laws and regulations, in the event of a change in requirements, we may be required to modify our operations or to utilize resources to maintain compliance with such laws and regulations. Moreover, we may be subject to various employment-related claims including individual actions, class actions, and government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour disputes, labor standards or healthcare and benefit issues in the future. Such claims, regardless of validity, may have a material adverse effect on our business, financial condition, cash flows or other results of operations.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property effectively, our business would be harmed.

We rely on patent protection as well as protection afforded by trademark, copyright, trade secret and other intellectual property rights and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our proprietary, foundational aptamer-based technology and processes are supported by approximately 700 patents (issued or pending) and supports unparalleled sensitivity and specificity, and dynamic range. We continue to file new patent applications to attempt to obtain further legal protection of the full range of our technologies. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us and we may incur substantial litigation costs in our attempts to recover or restrict the use of our intellectual property.

Our success depends in part on obtaining patent protection for our services and processes, preserving trade secrets, registering copyrights and trademarks, operating without infringing the proprietary rights of third parties and if needed acquiring licenses for certain aspects of our technology or services. We may exercise our business judgment and choose to relinquish rights in trade secrets by filing patent applications that disclose and describe our inventions, including certain trade secrets to seek patent protection for our services and technology. We cannot assure investors that any of our currently pending or future patent applications will result in issued patents and we cannot predict how long it will take for such patent applications to issue as patents. Our patent applications will not issue if there exists prior art that describes the same invention claimed in our patent applications. Publications of discoveries by others in the scientific literature often lag behind the actual date of these discoveries. Additionally, patent applications in the United States and in other jurisdictions do not typically publish until 18 months after the filing date or in some cases not at all. Therefore, we cannot know with certainty whether there is prior art that would prevent our patent applications from issuing or that we were the first to file for patent protection of such inventions. Moreover, we may not search for or identify all relevant third-party prior art or we may incorrectly interpret the relevance, scope or expiration of a third-party prior art of which we are aware. We might not have been the first to conceive or reduce to practice the inventions claimed in our patents filed before the Leahy–Smith America Invents Act (“AIA”). To determine the priority of these inventions and a pending application of a third party may require that we participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the U.S. Patent and Trademark Office (“USPTO”) that could result in substantial cost to us. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, we could experience significant costs and management distraction. Further, in some cases, we have only filed provisional patent applications on certain aspects of our services and technologies and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Such provisional patent applications may not become issued patents for a variety of reasons, including our failure to file a non-provisional patent application within the permitted timeframe or a decision that doing so no longer makes business or financial sense.

Further, we cannot assure investors that other parties will not challenge any patents issued to us or that courts or regulatory agencies will hold our patents to be valid or enforceable. We cannot guarantee investors that we will be successful in defending challenges made against our patents and patent applications, even if we spend significant resources defending such challenges. Any successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents and could deprive us of the ability to prevent others from using the technologies claimed in such issued patents.

Further, certain services and technology may not able to be patented, or cannot reasonably become patented due to the extensive scope and nature of the relevant technology. As a result, we often can only rely on trade secrets to protect this technology, which is not as protective as receiving a patent. If we cannot protect our un-patentable trade secrets or keep them confidential, our business results of operation will be adversely impacted.

With respect to all categories of intellectual property protection, our competitors could purchase our services and products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. In addition, competitors may develop their own versions of our services and products in countries where we did not apply for patents, where our patents have not issued or where our intellectual property rights are not recognized and compete with us in those countries and markets.

Issued patents covering our services and products could be found invalid or unenforceable if challenged.

Although patents granted by the USPTO or other patent granting authority are generally entitled to a presumption of validity and enforceability, a granted patent’s scope, validity or enforceability can still be challenged. Some of our patents or patent applications (including in-bound licensed patents) have been or may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could harm our business. In addition, in patent litigation in the United States, defendant affirmative defenses and counterclaims alleging invalidity and unenforceability are commonplace. Therefore, if we enforced our patents against an infringing third party, it is very likely that the validity and unenforceability of our patents asserted in litigation will be challenged. The outcome of such assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our platform technologies. In addition, if the breadth or strength of protection provided by our patents is threatened by such invalidity or unenforceability contentions, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future services and products. We may not be aware of all third-party intellectual property rights potentially relating to our services and products.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We currently own issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third-party objection, which could prevent the registration or maintenance of the same. We cannot assure you that any currently pending trademark applications or any trademark applications we may file in the future will be approved. During trademark registration proceedings, we may receive rejections and although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unsuccessful in obtaining trademark protection for our primary brand, we may be required to change our brand name, which could adversely affect our business.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations. We own the following registered or pending trademarks: SomaLogic®, SomaScan®, SOMAmer®, SomaSignalTM and corresponding and related logos.

Claims by third parties that we infringe or misuse their proprietary technology could subject us to significant liability and could force us to redesign our services and products or to incur significant costs.

Our competitors protect their intellectual property rights by means such as trade secrets, patents, copyrights and trademarks. Although we have not been involved in any litigation related to intellectual property rights of others, from time to time we receive letters from third parties alleging, or inquiring about, violations of their intellectual property rights. Any third party asserting that our services and products infringe their intellectual property rights would force us to defend ourselves, and possibly defend our customers, against the alleged infringement claims. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and could enjoin us from manufacturing and selling our infringing services and products. The risk of such a lawsuit will likely increase as our size and the number and scope of our services and products increase, as our geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation could:

•        be time-consuming and expensive to defend, whether meritorious or not;

•        require us to stop selling, incorporating or using our services and products that use the other party’s intellectual property;

•        divert the attention of our technical and managerial resources;

•        require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all;

•        prevent us from operating all or a portion of our business or force us to redesign our services and products, which could be difficult and expensive and may degrade performance of our services and products, or withdraw one or more of our services and products altogether;

•        subject us to significant liability for damages or result in significant settlement payments;

•        require us to indemnify our customers, distribution partners or suppliers; and

•        refund deposits and other amounts received for allegedly infringing technology or services and products.

Intellectual property litigation can be costly. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is also time-consuming and could divert management’s attention and resources away from our business. Furthermore, during the course of litigation, confidential information will be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony under a protective order. Inadvertent disclosure of our confidential information despite an attorney’s eyes only protective order and our involvement in intellectual property litigation could materially adversely affect our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations. Any of the foregoing could disrupt our business and have a material adverse effect on our operating results and financial condition.

Involvement in lawsuits to defend against third-party claims of intellectual property infringement, could be time-intensive and costly and may adversely impact our business or stock price.

Numerous significant intellectual property claims have been litigated, and will likely continue to be litigated, between existing and new participants in our existing and targeted markets. Our success depends in part on our non-infringement of patents and proprietary rights of third parties. We develop complex services and products that integrate a wide range of technologies which may impact our ability to do so clear of third-party intellectual property rights and therefore may require a license to intellectual property rights of a third party or a successful challenge to the validity of the intellectual property rights of a third party to achieve clearance to commercialize future services and products. As we develop new technologies and move into new markets and applications for our services and products, we expect that incumbent participants in such markets may assert their patents and other proprietary rights against us as part of a business strategy to slow our entry into such markets, impede our successful competition and/or extract substantial license and royalty payments from us. In addition, we may be unaware of pending third-party patent applications that relate to our technology and our competitors and others may have patents or may in the future obtain patents and claim that use of our services and products infringes these patents. Our competitors and others may now, and in the future, have significantly larger and more mature patent portfolios than we currently have. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may provide little or no deterrence or protection. Therefore, our commercial success may depend in part on our non-infringement of the patents or proprietary rights of third parties. Thus, litigation may be necessary to defend ourselves from third-party claims against us.

We have received notices of claims of infringement and misappropriation or misuse of other parties’ intellectual property in the past and may from time to time receive additional notices. We cannot assure investors that we will prevail in such actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or other rights, will not be asserted or prosecuted against us in the future.

Litigation could result in substantial legal fees and could adversely affect our ability to compete in the marketplace. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have an adverse impact on our stock price, which may be disproportionate to the actual impact of the ruling itself. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products, and could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain services and products. We may not be able to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. In addition, we could encounter delays in product introductions while we attempt to develop alternative methods or products to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing services and products, and the prohibition of sale of any of our services and products could materially affect our ability to grow and gain market acceptance for our services and products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In addition, our agreements with some of our suppliers, distributors, customers, collaborators and other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims against us, including the claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify any of these third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results, or financial condition.

Involvement in lawsuits to enforce or defend our intellectual property rights against infringers could be time-intensive and costly and may adversely impact our business or stock price.

It may be necessary to enforce our intellectual property against third-party infringers. Typically, defendants named in intellectual property lawsuits challenge the validity of the asserted intellectual property as a defense. Thus, any enforcement litigation we may assert against an infringer could put our intellectual property at risk. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to us. Litigation could adversely affect the scope of our patent protection or invalidate our patents. Invalidation of our patents could reduce our ability to compete in the marketplace. If we resort to legal proceedings to enforce our intellectual property rights, those proceedings could be result in substantial legal fees and be burdensome, even if we were to prevail. Any litigation that may be necessary in the future could also result in diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

Confidentiality and trade secret protection agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed to be of limited value. However, trade secrets and confidential know-how are difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality and trade secret protection agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

Failure to obtain or maintain trade secrets or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets or confidential know-how.

Under certain circumstances, we may also decide to publish some know-how to attempt to prevent others from obtaining patent rights covering such know-how.

Intellectual property rights do not necessarily protect us from all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•        others may be able to make products that are similar to any products and potential services and products we may develop or utilize similar technology that are not covered by the claims of the patents that we own or license now or in the future;

•        we, our licensors or current or future collaboration partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•        we or our licensors or current or future collaboration partners, might not have been the first to file patent applications covering certain of our or their inventions;

•        others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or licensed intellectual property rights;

•        it is possible that our pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

•        issued patents that we hold rights to may not provide us with a competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•        our competitors or other third parties might conduct research and development activities in jurisdictions where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•        we may not develop additional proprietary technologies that are patentable;

•        the patents of others may harm our business; and

•        we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have an adverse effect on our competitive position, business, financial condition or results of operations.

Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or pendency of the patent applications. We have systems in place to remind us to pay these fees, and we engage an outside service and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors may be able to enter the market without infringing our patents and this circumstance could have a material adverse effect on our business.

Our inability to effectively protect our proprietary technologies, including the confidentiality of our trade secrets, could harm our competitive position.

We currently rely upon trade secret protection and copyright, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third parties, and to a limited extent patent protection, to protect our confidential and proprietary information. Although our competitors have utilized and are expected to continue utilizing similar methods and have aggregated and are expected to continue to aggregate similar databases of proteomic testing information, our success will depend upon our ability to develop proprietary methods and databases and to protect any advantages afforded to us by such methods and databases relative to our competitors. If we do not protect our intellectual property adequately, competitors may be able to use our methods and databases and thereby erode any competitive advantages we may have.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. In this regard, we have applied, and we intend to continue applying, for patents covering such aspects of our technologies as we deem appropriate. However, we expect that potential patent coverage we may obtain will not be sufficient to prevent substantial competition. In this regard, we believe it is probable that others will independently develop similar or alternative technologies or design around those technologies for which we may obtain patent protection. In addition, any patent applications we file may be challenged and may not result in issued patents or may be invalidated or narrowed in scope after they are issued. Questions as to inventorship or ownership may also arise. Any finding that our patents are unenforceable could harm our ability to prevent others from practicing the related technology, and a finding that others have inventorship or ownership rights to our patents and patent applications could require us to obtain certain rights to practice related technologies, which may not be available on favorable terms, if at all. If we initiate lawsuits to protect or enforce our patents, or litigate against third-party claims, which would be expensive, and, if we lose, we may lose some of our intellectual property rights. Furthermore, these lawsuits may divert the attention of our management and technical personnel.

We expect to rely primarily upon trade secrets and proprietary know-how protection for our confidential and proprietary information, and we have taken security measures to protect this information. These measures, however, may not provide adequate protection for our trade secrets, know-how or other confidential information. Among other things, we seek to protect our trade secrets and confidential information by entering into confidentiality and trade secret protection agreements with employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees and consultants will provide meaningful protection for our trade secrets and confidential information or will provide adequate remedies in the event of unauthorized use or disclosure of such information. Accordingly, there also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

Patent terms may be inadequate to protect our competitive position on our services and products for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our services and products are obtained, once the patent life has expired, we may be open to competition from competitive services and products. If one of our services or products requires extended development, testing, regulatory review and/or examination by a patent granting authority, patents protecting such services or products might expire before or shortly after such services or products are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing services and products similar or identical to ours.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our services and products and technologies in every country throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and we and our licensor may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we and our licensor may not be able to prevent third parties from practicing our inventions in some or all countries outside the United States, or from selling or importing services and products made using our or our licensor’s inventions in and into the United States or other jurisdictions. Competitors and other third parties may use our technologies in jurisdictions where we have not obtained patent protection to develop their own services and products and technologies and may also export infringing services and products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These services and products may compete with our services and products. Our and our licensor’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. In some countries, local authorities retain broad discretion to compel technology transfer or disclosure of proprietary trade secrets on the basis of national interests or national security, cybersecurity or data protection, regulatory requirements pertaining to foreign direct investments or joint ventures, or other regulations governing foreign companies’ business activities in these countries The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the misappropriation or other violations of our intellectual property rights including infringement of our patents in such countries. The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that we will not be able to enforce our rights against third parties that misappropriate our proprietary technology in those countries.

Proceedings to enforce our or our licensor’s patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our and our licensor’s patents at risk of being invalidated or interpreted narrowly and our and our licensor’s patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We and our licensors may not prevail in any lawsuits that we or our licensor initiate, or that are initiated against us or our licensor, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our services and products, services and other technologies and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our services and products.

Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of the claims that may be allowed by the USPTO nor scope and meaning of issued claims by a court during enforcement of our patents or in third party patents. We may not develop additional proprietary products, methods and technologies that are patentable. Assuming that other requirements for patentability are met, prior to March 16, 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application for the invention was entitled to a patent. On or after March 16, 2013, under the AIA, enacted in September 16, 2011, the United States transitioned from a first-to-invent to a first-to-file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application for a particular invention will be entitled to a patent regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO on or after March 16, 2013, but before us could therefore be awarded a patent covering an invention similar to or the same as our invention, even if we had made the invention before such third party. This requires us to be cognizant of the conception of an invention and the time it takes to filing a patent application on that invention. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our services and products or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications.

The AIA also includes a number of significant changes that affect the way patent applications are prosecuted and also affects adversarial patent proceedings at the Patent Trials and Appeals Board (“PTAB”). These changes include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent in post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because there is a lower evidentiary standard needed to invalidate a patent in these USPTO proceedings as compared to the evidentiary standard in a United States federal court, a third party could successfully invalidate a patent before the PTAB on less evidence than would be required to meet the higher evidentiary standard to invalidate a patent in a federal district court. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party in a district court action. Therefore, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-bound licensed patents or patent applications and the enforcement or defense of our owned or in-bound licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent position of companies in the biotechnology field is particularly uncertain. Various courts, including the United States Supreme Court have rendered decisions that affect the scope of patentability of certain inventions or discoveries relating to biotechnology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature are not themselves patentable. Precisely what constitutes a law of nature or abstract idea is uncertain, and it is possible that certain aspects of our technology could be considered natural laws. Accordingly, the evolving case law in the United States could adversely affect our ability to obtain patents and may facilitate third party challenges to any owned or licensed patents.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new services and products in the future.

In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be nonexclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

If licenses to third-party intellectual property rights are or become required for us to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays in the introduction of tests while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing tests, which could materially affect our ability to grow and thus adversely affect our business and financial condition.

Our use of open source software could compromise our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our services and products. Companies that incorporate open source software into their products have, from time to time, faced claims challenging their use of open source software and compliance with open source license terms. As a result, we could be subject to lawsuits and other allegations by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to the licensee’s software that incorporates, links or uses such open source software, and make available to third parties for no cost, any derivative works of the open source code created by the licensee, which could include the licensee’s own valuable proprietary code. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms can be ambiguous. Legal precedent in this area is not well established and any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours. Any of the foregoing could harm our business, financial condition, results of operations, and prospects.

We may depend on proprietary technology licensed from others in the future. If we are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential services and products.

We may enter into agreements, including license agreements, with other parties in the future that impose diligence, development and commercialization timelines, milestone payments, royalties, insurance and other obligations on us. If we fail to comply with our obligations to our licensors or any of our other current or future collaborators, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any potential services and products or other technology that is covered by these agreements, which could adversely affect the value of the potential services and products being developed under any such agreement, or we may face claims for monetary damages or other penalties under these agreements. Termination of these agreements or reduction or elimination of our rights under these agreements may result in us having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. In addition, such an event may cause us to experience significant delays in the development and commercialization of our services, potential services or technologies or incur liability for damages. If any such license is terminated, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours, and we may be required to cease our development and commercialization of certain of our services and products, potential services and products or technologies.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which would harm our business. In that event, we may be required to expend significant time and resources to redesign our services and products, potential services and products or technologies or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected services and products, potential services and products or technologies, which could adversely impact our business, financial condition, results of operations and prospects. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive, which may allow our competitors access to the same technologies licensed to us.

We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future services and products, and we cannot provide any assurances that we would be able to do so.

We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future services and products, and we cannot provide any assurances that third party patents do not exist that might be enforced against our current or future services and products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we could not obtain a license, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected services and products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•        the scope of rights granted under the license agreement and other interpretation related issues;

•        whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•        our right to sublicense patent and other rights to third parties under collaborative development relationships;

•        our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our services and products, and what activities satisfy those diligence obligations; and

•        the ownership of inventions and know how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain the licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected services and products, or the dispute may have an adverse effect on our results of operation.

In addition to agreements pursuant to which we in license intellectual property, we have in the past and expect to in the future to grant licenses under our intellectual property. Like in licenses, out licenses are complex, and disputes may arise between us and our licensees, such as the types of disputes described above. Moreover, our licensees may breach their obligations, or we may be exposed to liability due to our failure or alleged failure to satisfy our obligations. Any such occurrence could have an adverse effect on our business.

We rely on strategic collaboration and licensing arrangements with third parties for research and development of commercial products and to further develop intellectual property. We may not be able to successfully establish and maintain such intellectual property.

Our research and development of our services and products relies, directly or indirectly, upon strategic collaborations and licensing agreements with third parties. We have collaboration and licensing arrangements with numerous academics, pharmaceutical companies, and others, under which the collaborator provides us with biological samples and associated clinical information. We use the biological samples for research and development by generating SomaScan® data (typically owned by SomaLogic the agreement) and obtaining relevant clinical information related to each biological sample (typically owned by the collaborator). Our collaboration and licensing arrangements also contain cross-licenses to permit the collaborator to use our SomaScan® data for limited purposes, e.g., drug development or academic research, and the collaborator grants us the right to use the clinical data for our products and services. Some collaborators limit our right to use their clinical data.

The development and commercialization of our products and services outside the United States rely upon strategic collaboration and licensing agreements with third parties. We have a collaborative arrangement with NEC Solution Innovators, Ltd. (“NES”), a wholly-owned subsidiary of NEC Corp. under which NES was granted an exclusive license under SomaLogic’s intellectual property to develop and commercialize tests for human healthcare management and a non-exclusive license to develop and commercialize SomaScan® services in Japan. Under the agreement, NES grants SomaLogic an exclusive license under NES’ and its affiliates’ technology and under any joint technology or patents to develop and commercialize tests in the rest of the world. This arrangement is exclusive for a period of ten years.

There can be no assurance that any current contractual arrangements between us and third parties or between our strategic partners and other third parties will be continued on materially similar terms and will not be breached or terminated early. Any failure to obtain or retain the rights to necessary technologies on acceptable commercial terms could require us to re-configure our products and services, which could negatively impact their commercial sale or increase the associated costs, either of which could materially harm our business and adversely affect our future revenues and ability to achieve sustained profitability.

We expect to continue and expand our reliance on collaboration and licensing arrangements. Establishing new strategic collaboration and licensing arrangements is difficult and time-consuming. Discussions with potential collaborators or licensors may not lead to the establishment of collaborations on favorable terms, if at all. To the extent we agree to work exclusively with one collaborator in a given area, our opportunities to collaborate with other entities could be limited. Potential collaborators or licensors may reject collaborations with us based upon their assessment of our financial, regulatory or intellectual property position or other factors. Even if we successfully establish new collaborations, these relationships may never result in the successful commercialization of any product or service. In addition, the success of the projects that require collaboration with third parties will be dependent on the continued success of such collaborators. There is no guarantee that our collaborators will continue to be successful and, as a result, we could expend considerable time and resources developing products or services that will not ultimately be commercialized.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ, and expect to employ in the future, individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential products and services, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Government Regulation

The FDA may require us to obtain premarket authorizations and comply with the FDA requirements for some of our products and services. Failure to obtain such authorizations or failure to comply with FDA requirements may delay or prevent the marketing of our products and services.

We believe that our services are not presently regulated as medical devices by the FDA. However, the FDA’s policies may change or the FDA may disagree with our conclusion, and the agency may require us to obtain a premarket authorization. Failure to comply with such requirements or the additional, extensive and ongoing post-marketing obligations imposed by the FDA or other regulatory requirements of other regulatory agencies could result in unanticipated compliance expenditures, a range of administrative enforcement actions, injunctions, and/or criminal prosecution. FDA post-market obligations include, among other things, compliance with the FDA Quality System Regulations (“QSR”), establishing registration and device listings, labeling requirements, reporting of certain adverse events and malfunctions, and reporting of certain recalls. In addition, circumstances may arise that cause us to recall equipment used in connection with our products and services. Such recalls could have an adverse effect on our ability to provide those products and services, which in turn would adversely affect our financial condition. Our collaborators may also be required to maintain FDA clearance, authorization or approval for the products and services that we jointly develop. Any failure by us or our collaborators to maintain such clearance, authorization or approval could impair or cause a delay in our ability to profit from these collaborations.

We conduct our business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

The life sciences industry is highly regulated, and the regulatory environment in which we operate may change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation, federal and state laws relating to:

•        laboratory testing, including Clinical Laboratory Improvement Amendments (“CLIA”) and state laboratory licensing laws;

•        the development, testing, use, distribution, promotion and advertising of research services, kits, clinical diagnostics and cellular therapies, including certain Laboratory Developed Tests (“LDT”), which are regulated by the FDA under the Food, Drug, and Cosmetic Act (“FDCA”);

•        cellular therapies, medical device and in vitro diagnostic clearance, marketing authorization or approval;

•        laboratory anti-mark-up laws;

•        the handling and disposal of medical and hazardous waste;

•        Occupational Safety and Health Administration rules and regulations;

•        HIPAA and other federal and state medical data privacy and security laws; and

•        the Genetic Information Nondiscrimination Act (“GINA”) and similar state laws.

In particular, while we believe that our services are not presently regulated as medical devices because they are research use only (“RUO”) or LDTs, the laws, regulations and policies of the FDA and non-U.S. regulators governing the marketing of RUO products, LDTs, and clinical diagnostic tests and services are extremely complex and the regulatory or judicial interpretations of the relevant laws and regulations may change in the future. For example, our SomaScan® assay services and kits offered as RUO could, in the future, be subject to greater regulation by the FDA pursuant to the medical device provisions of the FDCA beyond the current regulations governing RUO labeling. In addition, while we believe certain of our services are LDTs and thus not subject to premarket review requirements, FDA may disagree with our assessment or change its position in the future and assert that our products are medical devices that must receive FDA’s premarket review. If we do not comply with such requirements, or later become subject to these requirements and fail to adequately comply, we could be subject to enforcement actions from FDA, including but not limited to seizure, injunction, warning letters, untitled letters, and It-Has-Come-to-Our-Attention Letters, and our business operations may be harmed significantly. These requirements could additionally cause delays in our ability to market and sell our products or services, which could, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

If we fail to comply with federal and state laboratory licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.

We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations establish specific standards with respect to personnel qualifications, facility administration, proficiency testing, quality control, quality assurance and inspections. CLIA certification is also required in order for us to be eligible to bill state and federal healthcare programs, as well as many private third-party payers, for our tests. We have current CLIA certifications to conduct our tests at our laboratory in Boulder, Colorado. To renew these certifications, we are subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of our clinical reference laboratories.

We also maintain out-of-state laboratory licenses to conduct testing on specimens from California, Maryland, Pennsylvania and Rhode Island.

States may currently have or later adopt laboratory licensure requirements, which, if operating in those states, may require us to modify, delay or stop our operations in such jurisdictions. We may also be subject to regulation in foreign jurisdictions as we seek to expand international utilization of our assay and tests or such jurisdictions adopt new licensure requirements, which may require review of our assay and tests in order to offer them or may have other limitations such as restrictions on the transport of samples necessary for us to perform our assay or tests that may limit our ability to make our tests available outside of the United States. Complying with licensure requirements in new jurisdictions may be expensive, time-consuming, and subject us to significant and unanticipated delays.

Failure to comply with applicable clinical laboratory licensure requirements may result in a range of enforcement actions, including license suspension, limitation, or revocation, directed plan of action, onsite monitoring, civil monetary penalties, criminal sanctions, and cancellation of the laboratory’s approval to receive Medicare and Medicaid payment for its services, as well as significant adverse publicity. Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing clinical laboratory licensure, or our failure to renew our CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on our business, financial condition and results of operations. Even if we were able to bring our laboratory back into compliance, we could incur significant expenses and potentially lose revenue in doing so.

The College of American Pathologists (“CAP”), maintains a clinical laboratory accreditation program. CAP asserts that its program is “designed to go well beyond regulatory compliance” and helps laboratories achieve the highest standards of excellence to positively impact patient care. While not required to operate a CLIA-certified laboratory, many private insurers require CAP accreditation as a condition to contracting with clinical laboratories to cover their tests. In addition, some countries outside the United States require CAP accreditation as a condition to permitting clinical laboratories to test samples taken from their citizens. We have CAP accreditations for our laboratories. Failure to maintain CAP accreditation could have a material adverse effect on the sales of our tests and the results of our operations.

Some of our activities may subject us to risks under federal and state laws prohibiting ‘kickbacks’ and false or fraudulent claims.

In addition to FDA marketing and promotion restrictions, several other types of state and federal healthcare fraud and abuse laws have been applied in recent years to restrict certain marketing practices in the healthcare industry, and to regulate billing practices and financial relationships with healthcare providers. These laws include a federal law commonly known as the Medicare/Medicaid Anti-Kickback Statute, and numerous similar state laws, which prohibit payments intended to induce healthcare providers or others to refer patients or to acquire, arrange for or recommend the acquisition of healthcare products or services. The Anti-Kickback Statute prohibits knowingly and willfully making a payment to induce patient referrals or generate business in connection with any governmental heath care program, state laws, however, may apply regardless of whether state or federal funds are involved. These laws generally constrain the sales, marketing and other promotional activities of providers of laboratory services by limiting the kinds of financial arrangements, including sales programs, that may be used with hospitals, healthcare providers, laboratories and other potential purchasers or prescribers of medical devices and laboratory services.

In 2018, Congress passed the Eliminating Kickbacks in Recovery Act (“EKRA”) as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is broader and imposes more restrictions than the federal Anti-Kickback Statute. Like the Anti-Kickback Statute, EKRA imposes criminal penalties for knowing or willful payment or offer, or solicitation or receipt, of any remuneration, whether directly or indirectly, overtly or covertly, in cash or in kind, in exchange for the referral or inducement of laboratory testing (among other healthcare services) unless a specific exception applies. EKRA is applicable to all “services covered by a health care benefit program” and does not differentiate between governmental programs and private programs. As a result, the federal government is fully within its authority to investigate and prosecute suspicious payments involving services reimbursed by either governmental health plans and private health plans. In addition, while the Anti-Kickback Statute includes certain exceptions that are widely relied upon in the healthcare industry, not all of those same exceptions apply under EKRA. For example, under the Anti-Kickback Statute, there is a safe harbor exception for bona fide employees. EKRA, however, does not differentiate between employee-based commissions and independent contractor-based commissions. This means that if a laboratory pays its employee a commission with respect to a referral, the laboratory would be exposed to EKRA liability.

Because EKRA is a relatively new law, there is no agency guidance or court precedent to indicate how and to what extent it will be applied and enforced. We cannot assure you that our relationships with healthcare providers, sales representatives, hospitals, customers, or any other party will not be subject to scrutiny or will survive regulatory challenge under EKRA.

The federal False Claims Act and similar state laws prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent, or are for items or services that were not provided as claimed. Medicare payments are subject to audit, including through the Comprehensive Error Rate Testing (“CERT”) program, and payments may be recouped by Centers for Medicare and Medicaid (“CMS”) if it is determined that they were improperly made.

The federal Anti-Kickback Statute and False Claims Act prescribe civil and criminal penalties (including fines) for noncompliance that can be substantial. While we continually strive to comply with these complex requirements, interpretations of the applicability of these laws to marketing and billing practices are constantly evolving and even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could harm our business and prospects. Our failure to comply with applicable laws could result in various adverse consequences that could have a material adverse effect upon our business, including the exclusion of our products and services from government programs and the imposition of civil or criminal sanctions.

RUO products and services may be subject to regulatory scrutiny.

Certain of our services and products are currently labeled and sold for RUO and not for the diagnosis or treatment of disease. Because such products are not intended for diagnostic use, and the products do not include clinical or diagnostic claims or provide directions for use as diagnostic products, they are not subject to the same level of regulation by the FDA or by regulatory agencies of the EU as medical devices. In particular, while the FDA regulations require that RUO products be appropriately labeled, “For Research Use Only,” the regulations do not subject such products to the FDA’s pre- and post-market controls for medical devices provided that certain conditions are met. Pursuant to FDA guidance on RUO products, a company may not make clinical or diagnostic claims about an RUO product or provide clinical directions or clinical support services to customers of RUO products. A product labeled RUO but deemed by the FDA to be intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the FDCA and subject to FDA enforcement action. The FDA considers the totality of the circumstances surrounding distribution and use of a product labeled as RUO, including how the product is marketed and to whom, when determining its intended use. If the FDA were to disagree with our RUO classification or modify its approach to regulating products labeled for RUO, we could experience reduced revenue or increased compliance and other costs, which could adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires marketing authorization of our RUO products in the future, the FDA may not ultimately grant any clearance, authorization or approval requested by us in a timely manner, or at all.

We expect to rely on third parties in conducting any required future studies of diagnostic services and products that may be required by the FDA or other regulatory authorities, and those third parties may not perform satisfactorily.

We do not have the ability to independently conduct clinical trials or other studies that may be required to obtain FDA and other regulatory clearance or approval for future diagnostic services and products, if such clearance or approval is required. Accordingly, we expect that we would rely on third parties, such as clinical investigators, consultants, and collaborators to conduct such studies if needed. Our reliance on these third parties for clinical and other development activities would reduce our control over these activities. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised, we may not be able to obtain regulatory clearance or approval.

Our employees, principal investigators, consultants and collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and those of our collaborators. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent improper marketing, fraud, misconduct, kickbacks, bribery, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees, but it is not always possible to identify and deter employee misconduct. In addition, our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such investigations or actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. We currently have a compliance program in accordance with the elements of an effective program outlined by the OIG, which could help mitigate damages, but cannot prevent all misconduct. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, suffer adverse publicity and reputational harm, and have the attention of management diverted in defending ourselves against any of these claims or investigations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws by us or our agents.

We are subject to the FCPA which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Our reliance on independent distributors to sell our assay services internationally demands a high degree of vigilance in maintaining our policy against participation in corrupt activity, because these distributors could be deemed to be our agents, and we could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical fields have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with these individuals. We are also subject to similar antibribery laws in the jurisdictions in which we operate, including the United Kingdom’s Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. We have limited experience in complying with these laws and in developing procedures to monitor compliance with these laws by our agents. These laws are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition, or results of operations. We could also incur severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

If we elect to label and promote any of our products or services as medical devices, we may be required to obtain prior approval or clearance by the FDA, which would take significant time and expense and could fail to result in FDA clearance or approval for the intended uses we believe are commercially attractive.

Our services and products are currently labeled and promoted, and are, and in the near-future will be, sold primarily to academic and research institutions and research companies as RUO products, and are not currently designed, or intended to be used as medical devices. If we elect to label and market our products for broader use as medical devices, we may be required to obtain premarket 510(k) clearance or premarket approval from the FDA, unless an exception applies.

We may in the future register with the FDA. We would be subject to ongoing FDA “general controls,” which include compliance with FDA regulations for labeling, inspections by the FDA, complaint evaluation, corrections and removals reporting, promotional restrictions, reporting adverse events or malfunctions for our products, and general prohibitions against misbranding and adulteration.

In addition, we may in the future submit 510(k) premarket notifications to the FDA to obtain FDA clearance of certain of our products on a selective basis. It is possible, in the event we elect to submit 510(k) applications for certain of our products, that the FDA would take the position that a more burdensome premarket application, such as a premarket approval application (“PMA”) or a De Novo classification request is required for some of our products. If such applications were required, greater time and investment would be required to obtain FDA approval. Even if the FDA agreed that a 510(k) was appropriate, FDA clearance can be expensive and time consuming. It generally takes a significant amount of time to prepare a 510(k), including conducting appropriate testing on our products, and several months to years for the FDA to review a submission. Notwithstanding the effort and expense, FDA clearance or approval could be denied for some or all of our products for which we choose to market as medical devices. Even if we were to seek and obtain regulatory approval or clearance, it may not be for the intended uses we request or that we believe are important or commercially attractive. There can be no assurance that future products for which we may seek premarket clearance or approval will be approved or cleared by FDA or a comparable foreign regulatory authority on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our anticipated claims or adequate to support continued adoption of such products. Compliance with FDA or comparable foreign regulatory authority regulations will require substantial costs, and subject us to heightened scrutiny by regulators and substantial penalties for failure to comply with such requirements or the inability to market our products. The lengthy and unpredictable premarket clearance or approval process, as well as the unpredictability of the results of any required clinical studies, may result in our failing to obtain regulatory clearance or approval to market such products, which would significantly harm our business, results of operations, reputation, and prospects.

In addition, even if we obtain an approval or clearance, we must be cautious in ensuring that the promotion of our products and services remain within the scope of the approval or clearance because FDA’s regulations applicable to our products and services prohibit them from being promoted for uses not within the scope of a given product’s intended use(s), among other promotional and labeling rules applicable to products subject to the FDCA.

Even after we receive an approval or clearance, we would be subject to ongoing FDA obligations and continued regulatory oversight and review, including the general controls listed above and the FDA’s QSRs for our development and manufacturing operations. In addition, we would be required to obtain a new 510(k) clearance before we could introduce subsequent modifications or improvements to such products. We could also be subject to additional FDA post-marketing obligations for such products, any or all of which would increase our costs and divert resources away from other projects. If we sought and received regulatory clearance or approval and are not able to maintain regulatory compliance with applicable laws, we could be prohibited from marketing our products for use as, or in the performance of, clinical diagnostics and/or could be subject to enforcement actions, including warning letters and adverse publicity, fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions; and criminal prosecution.

In addition, we could decide to seek regulatory clearance or approval for certain of our products in countries outside of the United States. Sales of such products outside the United States will likely be subject to foreign regulatory requirements, which can vary greatly from country to country. As a result, the time required to obtain clearances or approvals outside the United States may differ from that required to obtain FDA clearance or approval and we may not be able to obtain foreign regulatory approvals on a timely basis or at all. In Europe, we would need to comply with the new In Vitro Diagnostic Regulation 2017/746, which became effective May 26, 2017, with application date of

May 26, 2022. This will increase the difficulty of regulatory approvals in Europe in the future. Failure to comply with these regulatory requirements or obtain and maintain required approvals, clearances and certifications could impair our ability to commercialize our products for diagnostic use outside of the United States.

Our services and products could become subject to government regulation as medical devices by the FDA and other regulatory agencies even if we do not elect to seek regulatory clearance or approval to market our services for diagnostic purposes, which would adversely impact our ability to market and sell our services and harm our business. If our services become subject to FDA regulation, the regulatory clearance or approval and the maintenance of continued and post-market regulatory compliance for such services will be expensive, time-consuming, and uncertain both in timing and in outcome.

As we expand our product line and the applications and uses of our current services and products into new fields, certain of our future services and products could become subject to regulation by the FDA, or comparable international agencies, including requirements for regulatory clearance or approval of such services and products before they can be marketed. Also, even if our services and products are labeled, promoted, and intended as RUO or LDT, the FDA or comparable agencies of other countries could disagree with our conclusion that our services and products are intended for research use only or otherwise not subject to marketing authorization requirements, and deem our sales, marketing and promotional efforts as being inconsistent with the applicable legal requirements. For example, our customers may independently elect to use our RUO labeled services and products for clinical diagnostic use without our consent, which could subject our services and products to government regulation, and the regulatory clearance or approval and maintenance process for such services and products may be uncertain, expensive, and time-consuming. Regulatory requirements related to marketing, selling, and distribution of RUO or LDT products could change or be uncertain. If the FDA or other regulatory authorities assert that any of our RUO or LDT products are subject to regulatory clearance or approval, our business, financial condition, or results of operations could be adversely affected. The FDA has historically exercised enforcement discretion in not enforcing the premarket authorization and quality system regulations against laboratories offering LDTs. However, on October 3, 2014, the FDA issued two draft guidance documents that set forth the FDA’s proposed risk-based framework for regulating LDTs, which are designed, manufactured, and used within a single laboratory. The draft guidance documents provide the anticipated details through which the FDA would propose to establish an LDT oversight framework, including premarket review for higher-risk LDTs, such as those that have the same intended use as FDA-approved or cleared companion diagnostic tests currently on the market. In January 2017, the FDA announced that it would not issue final guidance on the oversight of LDTs and manufacturers of products used for LDTs, but would seek further public discussion on an appropriate oversight approach, and give Congress an opportunity to develop a legislative solution. More recently, the FDA has issued warning letters to certain labs for illegally marketing materials. The FDA has not created a legal “carve-out” for LDTs and retains discretion to take action when appropriate, such as when certain materials raise significant public health concerns.

As manufacturers develop more complex diagnostic tests and diagnostic software, the FDA may increase its regulation of LDTs. Any future legislative or administrative rule making or oversight of LDTs, if and when finalized, may impact the sales of our services and products and how customers use our services and products, and may require us to change our business model in order to maintain compliance with these laws. We cannot predict how these various efforts will be resolved, how Congress or the FDA will regulate LDTs in the future, or how that regulatory system will impact our business. Changes to the current regulatory framework, including the imposition of additional or new regulations, including regulation of our services and products, could arise at any time during the development or marketing of our services and products, which may negatively affect our ability to obtain or maintain FDA or comparable regulatory approval of our services and products, if required. Further, sales of our products and services for diagnostic applications in certain instances, or other uses that fit the FDA’s definition for “device,” may subject us to additional healthcare regulation and enforcement by the applicable government agencies. Such laws include, without limitation, state and federal anti-kickback or anti-referral laws, healthcare fraud and abuse laws, false claims laws, privacy and security laws, Physician Payments Sunshine Act and related transparency and manufacturer reporting laws, and other laws and regulations.

With regard to RUO products, on November 25, 2013, the FDA issued Final Guidance “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only.” The guidance emphasizes that the FDA will review the totality of the circumstances when it comes to evaluating whether equipment and testing components are properly labeled as RUO. The final guidance states that merely including a labeling statement that the product is for research purposes only will not necessarily render our product exempt from the FDA’s clearance, approval, and other regulatory requirements if the circumstances surrounding the distribution, marketing and promotional practices indicate that the manufacturer knows its products are, or intends for its products to be, used for clinical diagnostic purposes. These circumstances may include written or verbal sales and marketing claims or links to articles regarding a product’s performance in clinical applications and a manufacturer’s provision of technical support for clinical applications.

In 2020, the HHS announced rescission of guidance and other informal issuances of the FDA regarding premarket review of LDTs absent notice-and-comment rulemaking, stating that, absent notice-and-comment rulemaking, those seeking approval or clearance of, or an emergency use authorization, for an LDT may nonetheless voluntarily submit a premarket approval application, premarket notification or an Emergency Use Authorization request, respectively, but are not required to do so. However, laboratories opting to use LDTs without FDA premarket review or authorization would not be eligible for liability protection under the Public Readiness and Emergency Preparedness (“PREP”) Act that is normally provided to certain countermeasures that are approved, cleared, licensed, or otherwise authorized to fight against a pandemic or an epidemic.

While this action by HHS is expected to reduce the regulatory burden on clinical laboratories certified under the Clinical Laboratory Improvement Amendments of 1988 that develop LDTs, it is unclear how this action as well as future legislation by federal and state governments and the FDA will impact the industry, including our business and that of our customers. Such HHS measure may compel the FDA to formalize earlier enforcement discretionary policies and informal guidance through notice-and-comment rulemaking and/or impose further restrictions on LDTs. HHS’s rescission policy may change over time. Congress could also enact legislation restricting LDTs. Any restrictions on LDTs by the FDA, HHS, Congress, or state regulatory authorities may decrease the demand for our products. The adoption of new restrictions on RUO products, whether by the FDA or Congress, could adversely affect demand for our specialized reagents and instruments. Further, we could be required to obtain premarket clearance or approval before we can sell our services and products to certain customers. If we market countermeasures to a pandemic or an epidemic, such as COVID-19, and we decide to forgo the FDA’s premarket review per the HHS’s policy, our countermeasures will not receive the immunity protection under the PREP Act.

If we or our strategic partners or licensees fail to obtain regulatory approvals in other countries for service and product candidates under development, we will not be able to generate revenue in such countries from the commercialization of service and product candidates.

In order for us to market our services and products outside of the United States and the European Union, we and our strategic partners and licensees must comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional assay services and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval or EMA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States and EMA approval in the European Union. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory review processes in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States and EMA approval in the European Union. The adverse effects include the risk that our service and product candidate may not be approved for all indications that we request, which could limit the uses of our service and product and adversely impact our potential royalties and sales, and the risk that such approval may be subject to limitations on the indicated uses for which the service or product may be marketed or require costly, post-marketing follow-up studies.

If we fail to comply with applicable foreign regulatory requirements, we could be subject to penalties and suspension or withdrawal of regulatory approvals.

We or our strategic partners or licensees may fail to successfully petition the Japanese National Health Services for use of the SomaSignalTM tests in the annual government-funded health check. Failure to do so may adversely affect our business and we may not be able to achieve meaningful adoption of SomaSignalTM tests in Japan, which could stunt our growth.

Our strategic partner in Japan, NEC Solution Innovators, Ltd., established a wholly owned subsidiary in Japan for the purpose of pursuing increased adoption and expansion of our service offerings in Japan. As a part of this plan, the wholly owned subsidiary plans to petition the Japanese National Health Services to include the SomaSignalTM tests in the annual government-funded health check. Successful implementation of this plan requires an agreement by government agencies such as the Central Social Insurance Medical Counsel, which makes the decision on whether to reimburse for the services based on the recommendations that are made by the Ministry of Health, Labor and Welfare’s expert panel. To our knowledge, the wholly owned subsidiary has not begun the petition process. There is no guarantee that we will be able to obtain this approval and successfully include the SomaSignalTM tests in the annual government-funded health check. However, the successful petition with the Japanese National Health Services does not impact SomaLogic’s ability to execute the NEC contract or to generate revenue through this strategic partnership.

We could be adversely affected by alleged violations of the Federal Trade Commission Act or other truth-in-advertising and consumer protection laws.

Our advertising for current and future assay services is subject to federal and state laws that prohibit deceptive or unfair advertising and marketing practices. Under federal and state law, regulators such as the Federal Trade Commission (“FTC”) and the attorneys general (“AG”, or district attorneys in some states) of the various states have authority to bring actions against firms that engage in false or deceptive advertising or marketing practices. The FTC’s authority emanates from the Federal Trade Commission Act (“FTC Act”), which empowers the FTC to investigate and seek injunctive relief against deceptive or unfair acts or practices, including the dissemination of advertising claims without possession at the time of dissemination of a reasonable basis for belief that the claims are true and non-deceptive. Substantiation in the case of efficacy claims pertaining to health, safety, and life sciences generally must take the form of competent and reliable scientific evidence. Failure to have substantiation of this type is deceptive under the FTC Act and may subject the advertiser to an injunction to stop the advertising and possibly to engage in other remedial steps such as corrective advertising. Failure to comply with an FTC administrative order subjects the advertiser to significant civil penalties. States have similar unfair and deceptive acts and practices statutes (sometimes called “little FTC Acts” or “UDAP” statutes). They vary, but often the state regulator can seek monetary relief along with an order of discontinuance.

Both the FTC and the state AGs have broad powers and as described above, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market services or products in the future, or in extreme instances criminal prosecution if significant fraud is involved. These laws relate not only to the advertising produced and disseminated by us but also to statements made by endorsers or others in third-party testimonials that are used by us in advertising in any form, including but not limited to social media.

Federal and state laws also give causes of action to competitors to seek injunctive and monetary relief for false and misleading advertising statements. Any person who is or may be likely to be damaged by false or misleading advertising statement may bring an action in federal court pursuant to the Lanham Act, § 43(a). Proven damages may be trebled and attorney’s fees and costs may be awarded in appropriate cases. There are state analogs of this sort of unfair competition statute as well.

Under state UDAP statutes, consumers can bring private claims against companies who disseminate false or deceptive advertising claims. Although those UDAP statutes often provide for statutory damages in the case of individual consumers, more often such cases take the form of class actions, which can lead to massive damages awards and significant awards of attorney’s fees.

We are also subject to self-regulatory risks. The BBB National Programs, Inc. operates the National Advertising Division (“NAD”), which is the country’s leading self-regulatory body dedicated to truth and accuracy in advertising. A competitor can challenge advertising before the NAD. The process is non-public until the decision is rendered by the NAD, at which point the BBB National Programs issues a press release about the decision. Most advertisers comply with the recommendations of the NAD; those that refuse to comply can be referred to the FTC for investigation.

Any of the potential action described above if brought against us could disrupt our business operations, cause damage to our reputation, and result in a material adverse effects on our business.

Our business is subject to environmental regulation and regulations relating to the protection of health and safety matters that could result in compliance costs. Any violation or liability under environmental laws or health and safety regulations could harm our business.

We are subject to environmental and safety laws and regulations governing the use, storage and disposal of hazardous substances or wastes, including radioactive materials and wastes, and imposing liability for the cleanup of contamination from these substances. We handle hazardous substances in our manufacturing processes and in the compilation of our chemical library, and we could be liable for any improper use, storage, or disposal of such substances. We cannot completely eliminate the risk of contamination or injury from hazardous substances or wastes, and, in the event of such an incident, we could be held liable for any damages that result. In addition, we may be required to incur significant additional costs to comply with environmental laws and regulations in the future.

The Occupational Safety and Health Act of 1970 (“OSHA”), establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various record keeping, disclosure and procedural requirements. Various OSHA standards may apply to our operations. We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with OSHA and other state and local laws and regulations.

The failure to comply with environmental or safety regulations could also result in fines by government authorities and payment of damages to private litigants, which could harm our business.

Risks Related to SomaLogic Being a Public Company

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are in the process of implementing disclosure controls and procedures designed to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. As a result, because of these inherent limitations in our control system, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to file required reports in a timely manner and filing reports containing incorrect information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, damage to our reputation, and harm to our financial condition.

The requirements of being a public company may strain our resources, result in litigation and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We will need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming.

These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment will result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected. By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may materially and adversely affect our ability to achieve long-term profitability.

Risks Related to CMLS II and the Business Combination

The Initial Stockholders have agreed to vote in favor of the Business Combination and the other proposals described in this proxy statement/prospectus, regardless of how the public stockholders of CMLS II vote.

Unlike many other blank check companies in which the founders agree to vote their Founder Shares in accordance with the majority of the votes cast by the holders of public shares in connection with an initial business combination, the Initial Stockholders have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. As of the date hereof, the Initial Stockholders own shares equal to 20% of the issued and outstanding shares of common stock of CMLS II. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if the Initial Stockholders agreed to vote any shares of common stock owned by them in accordance with the majority of the votes cast by public stockholders of CMLS II.

Mr. Casdin, our chief executive officer and one of our directors, and his affiliates have interests in and relationships with SomaLogic that are different from or in addition to those of other stockholders of CMLS II.6

When considering the Board’s recommendation that the stockholders of CMLS II vote in favor of the approval of the Business Combination Proposal, such stockholders should be aware that Mr. Casdin, our chief executive officer and a director of CMLS II, has interests in the Business Combination that may be different from, or in addition to, the interests of the stockholders of CMLS II. This includes the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin serves on the board of directors of SomaLogic. Mr. Casdin will also continue as a member of the board of the post-combination company. Mr. Casdin recused himself from voting on the proposed Business Combination with SomaLogic, and the Board obtained a fairness opinion in connection with the proposed Business Combination; however, Mr. Casdin provided his views regarding SomaLogic to the CMLS II Board as part of the board’s consideration of the proposed Business Combination.

Other than meetings held on March 28, 2021 and May 6, 2021, Mr. Casdin recused himself or did not attend any of the SomaLogic board of directors meetings that discussed the proposal by CMLS II or any alternative opportunities under consideration by SomaLogic and abstained from voting on any such matters. After the SomaLogic board of directors approved the Merger Agreement and the proposed Business Combination contemplated thereby relating to CMLS II, Mr. Casdin, in his capacity as Series A Director, provided his consent for SomaLogic to enter into the Merger Agreement.

CMLS II stockholder should take these interests into account in deciding whether to approve the Business Combination. Our Board was aware of and did consider these interests, among other matters, in evaluating and negotiating the transaction and the transaction agreements and in making the recommendation to CMLS II stockholders that they vote in favor of the proposals presented at the special meeting, including the Business Combination Proposal. For more information and specific considerations, see the sections entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Business Combination,” “Proposal No. 1 — Approval of the Business Combination — Background of the Business Combination” and “Certain Relationships and Related Transactions — The Company’s Related Party Transactions.”

Sponsor, certain members of the Board and officers of CMLS II have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the Board’s recommendation that the stockholders of CMLS II vote in favor of the approval of the Business Combination Proposal, such stockholders should be aware that the directors and officers of CMLS II have interests in the Business Combination that may be different from, or in addition to, the interests of the stockholders of CMLS II. These interests include:

•        the fact that the Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that the Initial Stockholders will retain up to 6,900,000 Founder Shares upon the Closing;

•        the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if CMLS II fails to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event CMLS II is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify CMLS II to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which CMLS II has entered into an acquisition agreement or claims of any third party (other than the independent public accountants of CMLS II) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of the existing directors and officers of CMLS II and the continuation of the directors’ and officers’ liability insurance of CMLS II after the Business Combination;

•        the fact that Mr. Casdin, Mr. Conroy, Mr. Cox and Dr. Quake will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin serve on the board of directors of SomaLogic;

•        the fact that Sponsor, officers and directors will lose their entire investment in CMLS II and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the CMLS II’s officers and directors) have made an aggregate average investment per share of CMLS II Class B common stock of less than $0.01 as of the consummation of CMLS II’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of CMLS II’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of CMLS II’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, CMLS II completed the private sale of an aggregate of 5,013,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the CMLS II’s directors (and/or entities controlled by them) generating gross proceeds to CMLS II of $7,520,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless; and

•        that affiliates of the Sponsor, Casdin Capital LLC and Corvex Management L.P. and Dr. Quake and Mr. Cox, have entered into Subscription Agreements with CMLS II, pursuant to which such affiliates have committed to purchase 2,500,000; 2,500,000; 400,000 and 50,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $25,000,000; $25,000,000; $4,000,000; $500,000, respectively.

The Initial Stockholders, including Sponsor and the independent directors of CMLS II, hold a significant number of shares of common stock of CMLS II. They will lose their entire investment in CMLS II if a business combination is not completed.

The Initial Stockholders hold, in the aggregate, 6,900,000 Founder Shares, representing 20% of the total shares outstanding as of the date of this proxy. The Founder Shares will be worthless if CMLS II does not complete a business combination by the applicable deadline.

The founder’s shares of CMLS II are identical to the shares of common stock included in the public units, except that: (i) the Founder Shares of CMLS II are subject to certain transfer restrictions; (ii) Initial Stockholders, officers and directors of CMLS II have entered into a letter agreement with CMLS II, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of common stock in connection with the completion of the Business Combination; (b) waive their redemption rights with respect to their shares of common stock in connection with a stockholder vote to approve an amendment to our Current Charter to modify the substance or timing of CMLS II’s obligation to redeem 100% of the public shares if CMLS II does not complete its initial business combination within 24 months from the closing of the IPO or to provide for redemption in connection with a business combination; and (c) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if CMLS II fails to complete its initial business combination by the applicable deadline (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if CMLS II fails to complete its initial business combination by the applicable deadline.

The personal and financial interests of CMLS II officers and directors may have influenced their motivation in identifying and selecting SomaLogic, completing a business combination with SomaLogic and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline of the applicable deadline for completing an initial business combination nears.

Sponsor, CMLS II directors or officers or their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on a proposed Business Combination and the other proposals described in this proxy statement/prospectus and reduce the public “float” of common stock of CMLS II.

Sponsor, CMLS II directors or officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of CMLS II Class A common stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Sponsor, CMLS II directors and officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy closing conditions in the Merger Agreement regarding required amounts in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding certain thresholds where it appears that such requirements would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the initial business combination. This may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of CMLS II Class A common stock and the number of beneficial holders of CMLS II securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for our common stock.

The public stockholders of CMLS II will experience dilution as a consequence of, among other transactions, the issuance of common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that current stockholders of CMLS II have on the management of the post-combination company.

The issuance of the common stock in the Business Combination and in the PIPE Investment will dilute the equity interest of CMLS II’s existing stockholders and may adversely affect prevailing market prices for CMLS II public shares and/or public warrants.

It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) public stockholders of CMLS II (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 14.7% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 19.9% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors, (including the affiliates of our Sponsor), will own, in the aggregate, approximately 34.6% of the outstanding shares of the post-combination company); (iii) Initial Stockholders (including Sponsor) will own, in the aggregate, approximately 3.7% of the outstanding shares of the post-combination company; and (iv) the former SomaLogic stockholders are expected to hold, in the aggregate, approximately 61.7% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The PIPE Investors have agreed to purchase 37,500,000 shares of common stock, in the aggregate, for $375,000,000 of gross proceed.

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 125,000,000 shares of CMLS II Class A Common Stock (assuming no cash elections will be made by SomaLogic stockholders) and assume 116,013,417 shares will be issued at Closing to current holders of issued and outstanding shares of SomaLogic stock, but does not include the portion of the Merger Consideration that will be allocated to shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the Incentive Plan or the ESPP, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS II underlying warrants to purchase common stock of CMLS II that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

Resales of the shares of common stock included in the stock consideration could depress the market price of CMLS II Class A common stock.

Assuming 125 million shares of our common stock are issued to SomaLogic stockholders as Merger Consideration. CMLS II will have approximately 188 million shares of common stock outstanding immediately following the Business Combination (excluding shares underlying issued and outstanding options to acquire SomaLogic stock, totaling, in the aggregate and after giving effect to the implied exchange ratio, approximately 9 million shares of CMLS II Class common stock, calculated on a treasury stock basis), and there may be a large number of shares of common stock sold in the market following the completion of the Business Combination or shortly thereafter. The shares held by the public stockholders of CMLS II are freely tradable, and the shares of common stock held by the PIPE Investors will be freely tradable following effectiveness of the registration statement that CMLS II has agreed to file in connection with the Business Combination covering the resales of such shares. In addition, CMLS II will be obligated to register the resale of shares of common stock issued as Merger Consideration, which shares will become available for resale following the expiration of any applicable lockup period. CMLS II also expects that Rule 144 will become available for the resale of shares of common stock of CMLS II that are not registered for resale once one year has elapsed from the date that CMLS II files the Current Report on Form 8-K following the Closing that includes the required Form 10 information that reflects CMLS II is no longer a shell company. Such sales of shares of common stock or the perception of such sales could depress the market price of common stock of CMLS II.

CMLS II has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that CMLS II will be unable to continue as a going concern if it does not consummate an initial business combination by the applicable deadline. If CMLS II is unable to effect an initial business combination by the applicable deadline, it will be forced to liquidate and its warrants will expire worthless.

CMLS II is a blank check company, and as CMLS II has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that CMLS II will be unable to continue as a going concern if it does not consummate an initial business combination by the applicable deadline. Unless CMLS II amends its Current Charter to extend the life of CMLS II and certain other agreements into which it has entered, if CMLS II does not complete an initial business combination by the applicable deadline, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CMLS II to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders of CMLS II and the Board, dissolve and liquidate, subject in each case to the obligations of CMLS II under the DGCL to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the IPO price per public unit in the IPO. In addition, if CMLS II fails to complete an initial business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to its public warrants or the private placement warrants, which will expire worthless. CMLS II expects to consummate the Business Combination and does not intend to take any action to extend the life of CMLS II beyond the applicable deadline if it is unable to effect an initial business combination by that date.

Even if CMLS II consummates the Business Combination, there is no guarantee that the public warrants will ever be in the money, and they may expire worthless and the terms of the public warrants of CMLS II may be amended.

The exercise price for the public warrants is $11.50 per share of common stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the public warrants could expire worthless.

The ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel, including the key personnel of CMLS II and SomaLogic. The loss of key personnel could negatively impact the operations and profitability of the post-combination business and its financial condition could suffer as a result.

The ability to successfully effect the Business Combination is dependent upon the efforts of key personnel, including the key personnel of CMLS II and SomaLogic. Although some key personnel are expected to remain with the post-combination company as members of the board of directors or in advisory positions following the Business Combination, it is possible that some key personnel will leave, the loss of which could negatively impact the operations and profitability of the post-combination business. CMLS II anticipates that the executive officers of SomaLogic will serve the post-combination company in their respective roles immediately following the Closing.

The Company and SomaLogic will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on CMLS II and SomaLogic. These uncertainties may impair CMLS II’s or SomaLogic’s ability to retain and motivate key personnel and could cause third parties that deal with CMLS II or SomaLogic to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, CMLS II’s or SomaLogic’s business could be harmed.

CMLS II may waive one or more of the conditions to the Business Combination.

CMLS II may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by its Current Charter and bylaws and applicable laws. CMLS II may not waive the condition that the stockholders of CMLS II approve the Business Combination. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing the Business Combination” for additional information.

The exercise of discretion by the CMLS II directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of the stockholders of CMLS II.

In the period leading up to the Closing, other events may occur that, pursuant to the Merger Agreement, would require CMLS II to agree to amend the Merger Agreement, to consent to certain actions or to waive rights that CMLS II is entitled to under those agreements. Such events could arise because of changes in the course of SomaLogic’s business, a request by SomaLogic to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on SomaLogic’s business and would entitle CMLS II to terminate the Merger Agreement. In any of such circumstances, it would be in the discretion of CMLS II, acting through the CMLS II Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for CMLS II and its stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, CMLS II does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained at the Special Meeting. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, CMLS II will be required to circulate a new or amended proxy statement/prospectus relating to the Business Combination or supplement thereto and resolicit the vote of its stockholders with respect to the Business Combination Proposal thereto.

Stockholders may not know immediately after the Special Meeting whether CMLS II has satisfied the closing condition that the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000.

If CMLS II receives valid redemption requests from holders of public shares prior to the redemption deadline, CMLS II may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. CMLS II may select which holders to seek such withdrawals of redemption requests from based on any factors it may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the trust account, including where it otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, after the payment of redemptions and satisfaction of Company and SomaLogic transaction expenses. This process could take a number of days, and there may be a period of time after the Special Meeting and before the Closing when stockholders do not know whether CMLS II has satisfied this closing condition.

CMLS II and SomaLogic will incur significant transaction and transition costs in connection with the Business Combination.

CMLS II and SomaLogic have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. CMLS II and SomaLogic may also incur additional costs to retain key employees. All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or paid by CMLS II following the Closing.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $35,000,000 million. The per-share amount CMLS II will distribute to stockholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect CMLS II’s obligation to pay the transaction expenses.

If CMLS II is unable to complete an initial business combination, the public stockholders of CMLS II may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against CMLS II that Sponsor is unable to indemnify), and the warrants of CMLS II will expire worthless.

If CMLS II is unable to complete an initial business combination by the applicable deadline, its public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third-party brings a claim against CMLS II that Sponsor is unable to indemnify (as described herein)) and the warrants of CMLS II will expire worthless.

If third parties bring claims against CMLS II, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

The placing of funds by CMLS II in the Trust Account may not protect those funds from third-party claims against CMLS II. Although CMLS II will seek to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with CMLS II waiving any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of the public stockholders of CMLS II, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to CMLS II than any alternative.

Examples of possible instances where CMLS II may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CMLS II and will not seek recourse against the Trust Account for any reason.

Upon redemption of the public shares of CMLS II, if CMLS II is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, CMLS II will be required to provide for payment of claims of creditors that were not waived that may be brought against CMLS II within the ten years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

Sponsor has agreed that it will be liable to CMLS II if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which CMLS II has entered into a written letter of intent, confidentiality or similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CMLS II’s indemnity of the underwriter of CMLS II’s IPO against certain liabilities, including liabilities under the Securities Act. However, CMLS II has not asked Sponsor to reserve for such indemnification obligations, nor has CMLS II independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Sponsor’s only assets are securities of CMLS II. Therefore, CMLS II cannot assure you that Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the business combination and redemptions could be reduced to less than $10.00 per public share. In such event, CMLS II may not be able to complete its business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of the CMLS II officers or directors will indemnify CMLS II for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

CMLS II directors may decide not to enforce the indemnification obligations of Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the public stockholders of CMLS II.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, the independent directors of CMLS II would determine whether to take legal action against Sponsor to enforce its indemnification obligations. While CMLS II currently expects that its independent directors would take legal action on CMLS II’s behalf against Sponsor to enforce its indemnification obligations to CMLS II, it is possible that the independent directors of CMLS II in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If the independent directors of CMLS II choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the public stockholders of CMLS II may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to the public stockholders of CMLS II, CMLS II files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of the stockholders of CMLS II and the per-share amount that would otherwise be received by the stockholders of CMLS II in connection with the liquidation of CMLS II may be reduced.

If, before distributing the proceeds in the Trust Account to the public stockholders of CMLS II, CMLS II files a bankruptcy petition or an involuntary bankruptcy petition is filed against CMLS II that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in CMLS II’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the stockholders of CMLS II. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by the stockholders of CMLS II in connection with CMLS II’s liquidation may be reduced.

Following the consummation of the Business Combination, CMLS II’s only significant asset will be its ownership interest in SomaLogic and such ownership may not be sufficient to pay dividends or make distributions or loans to enable CMLS II to pay any dividends on the common stock of CMLS II or satisfy CMLS II’s other financial obligations.

Following the consummation of the Business Combination, CMLS II will have no direct operations and no significant assets other than its ownership of SomaLogic. The SomaLogic stockholders, and directors and officers of SomaLogic will become stockholders of the post-combination company at that time. CMLS II will depend on SomaLogic for distributions, loans and other payments to generate the funds necessary to meet CMLS II’s financial obligations, including CMLS II’s expenses as a publicly traded company and to pay any dividends with respect to the common stock of the post-combination company. The financial condition and operating requirements of SomaLogic may limit CMLS II’s ability to obtain cash from SomaLogic. The earnings from, or other available assets of, SomaLogic may not be sufficient to pay dividends or make distributions or loans to enable CMLS II to pay any dividends on the common stock off the post-combination company or satisfy CMLS II’s other financial obligations.

The ability of SomaLogic to make distributions, loans and other payments to CMLS II for the purposes described above and for any other purpose may be limited by credit agreements to which SomaLogic is party from time to time, and will be subject to any negative covenants set forth therein. Any loans or other extensions of credit to CMLS II from SomaLogic will be permitted only to the extent there is an applicable exception to the investment covenants under these credit agreements. Similarly, any dividends, distributions or similar payments to CMLS II from SomaLogic will be permitted only to the extent there is an applicable exception to the dividends and distributions covenants under these credit agreements.

Subsequent to the completion of the Business Combination, CMLS II may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although CMLS II has conducted due diligence on SomaLogic, CMLS II cannot assure you that this diligence will surface all material issues that may be present in SomaLogic’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of SomaLogic’s business and outside of CMLS II’s and SomaLogic’s control will not later arise. As a result of these factors, CMLS II may be forced to later write down or write off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if CMLS II’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with CMLS II’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on CMLS II’s liquidity, the fact that CMLS II reports charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. Accordingly, any of the stockholders of CMLS II who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value.

CMLS II has no operating or financial history and CMLS II’s results of operations and those of the post-combination company may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

CMLS II is a blank check company and has no operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed combined financial information for the post-combination company. The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the unaudited condensed balance sheet of CMLS II as of March 31, 2021 with the unaudited condensed consolidated balance sheet of SomaLogic as of March 31, 2021, giving effect to the Business Combination and PIPE Investment as if they had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the unaudited condensed statement of operations of CMLS II for the three months ended March 31, 2021 with the unaudited condensed consolidated statement of operations of SomaLogic for the three months ended March 31, 2021 as if Business Combination and PIPE Investment had been consummated on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the audited statement of operations for CMLS II for the period from December 15, 2020 (inception) through December 31, 2020 with the audited consolidated statement of operations of SomaLogic for the year ended December 31, 2020 as if the Business Combination and PIPE Investment had been consummated on January 1, 2020.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination and the PIPE Investment been consummated on the dates indicated above, or the future consolidated results of operations or financial position of the post-combination company. Accordingly, the post-combination company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial information included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of CMLS II’s income or other tax returns could adversely affect CMLS II’s financial condition and results of operations.

CMLS II will be subject to income taxes in the United States and other jurisdictions, and CMLS II’s tax liabilities will be subject to the allocation of expenses in differing jurisdictions. CMLS II’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•        changes in the valuation of CMLS II’s deferred tax assets and liabilities;

•        expected timing and amount of the release of any tax valuation allowances;

•        tax effects of stock-based compensation;

•        costs related to intercompany restructurings;

•        changes in tax laws, regulations or interpretations thereof; or

•        lower than anticipated future earnings in jurisdictions where CMLS II has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where it has higher statutory tax rates.

In addition, CMLS II may be subject to audits of its income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on CMLS II’s financial condition and results of operations.

A market for CMLS II’s securities may not continue, which would adversely affect the liquidity and price of CMLS II’s securities.

Following the Business Combination, the price of CMLS II securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for CMLS II’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of CMLS II’s securities after the Business Combination could vary due to general economic conditions and forecasts, CMLS II’s general business condition and the release of CMLS II’s financial reports.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of CMLS II’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the post-combination company’s securities prior to the Closing may decline. The market values of CMLS II’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which the stockholders of CMLS II vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of CMLS II securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for SomaLogic’s stock and trading in the shares of CMLS II Class A common stock has not been active. Accordingly, the valuation ascribed to SomaLogic and CMLS II Class A common stock in the Business Combination may not be indicative of the price of the post-combination company that will prevail in the trading market following the Business Combination. If an active market for CMLS II securities develops and continues, the trading price of CMLS II securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond CMLS II’s control. Any of the factors listed below could have a material adverse effect on your investment in CMLS II securities and CMLS II securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of CMLS II securities may not recover and could experience a further decline.

Factors affecting the trading price of the post-combination company’s securities following the Business Combination may include:

•        actual or anticipated fluctuations in CMLS II’s quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about CMLS II’s operating results;

•        the public’s reaction to CMLS II’s press releases, CMLS II’s other public announcements and CMLS II’s filings with the SEC;

•        speculation in the press or investment community;

•        announcements of technological innovation, new products, acquisitions, strategic alliances, significant agreements by CMLS II or competitors;

•        success of competitors;

•        CMLS II’s operating results falling below CMLS II’s financial guidance or other projections or failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning the post-combination company or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to the post-combination company;

•        CMLS II’s ability to market new and enhanced products on a timely basis;

•        changes in laws and regulations affecting CMLS II’s business;

•        commencement of, or involvement in, litigation involving the post-combination company;

•        changes in the post-combination company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of CMLS II’s common stock available for public sale;

•        any major change in the board of directors or management of the post-combination company;

•        sales of substantial amounts of common stock by CMLS II’s directors, officers or significant stockholders or the perception that such sales could occur;

•        the expiration of the market stand-off or contractual lock-up agreements;

•        the realization of any of the risk factors presented in this proxy statement/prospectus;

•        additions or departures of key personnel;

•        failure to comply with the requirements of Nasdaq;

•        failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•        actual, potential or perceived control, accounting or reporting problems;

•        changes in accounting principles, policies and guidelines; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of CMLS II securities irrespective of CMLS II’s operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of CMLS II securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the post-combination company could depress CMLS II’s stock price regardless of CMLS II’s business, prospects, financial conditions or results of operations. A decline in the market price of CMLS II securities also could adversely affect CMLS II’s ability to issue additional securities and CMLS II’s ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert CMLS II’s management’s attention and resources, and could also require CMLS II to make substantial payments to satisfy judgments or to settle litigation.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the post-combination company, its business, or its market, or if they change their recommendations regarding CMLS II’s common stock adversely, then the price and trading volume of CMLS II’s common stock could decline.

The trading market for the post-combination company’s common stock will be influenced by the research and reports that industry or securities analysts may publish about the post-combination company, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on CMLS II or the post-combination company. If no securities or industry analysts commence coverage of the post-combination company, the post-combination company’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the post-combination company change their recommendation regarding the post-combination company’s stock adversely, or provide more favorable relative recommendations about the post-combination company’s competitors, the price of the post-combination company’s common stock would likely decline. If any analyst who may cover the post-combination company were to cease coverage or fail to regularly publish reports on it, CMLS II could lose visibility in the financial markets, which could cause CMLS II’s stock price or trading volume to decline.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect CMLS II’s business, investments and results of operations.

CMLS II is subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, CMLS II is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on CMLS II’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on CMLS II’s business and results of operations.

CMLS II has not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise its public warrants except on a cashless basis and potentially causing such public warrants to expire worthless.

CMLS II has not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, CMLS II has agreed that as soon as practicable, but in no event later than 15 business days after the closing of CMLS II’s initial business combination, CMLS II will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective within 60 business days following its initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. CMLS II cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the public warrants are not registered under the Securities Act, CMLS II will be required to permit holders to exercise their public warrants on a cashless basis. However, no public warrant will be exercisable for cash or on a cashless basis, and CMLS II will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if CMLS II’s common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, CMLS II may, at its option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event CMLS II so elects, it will not be required to file or maintain in effect a registration statement, and in the event it does not so elect, CMLS II will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will CMLS II be required to net cash settle any public warrant, or issue securities or other compensation in exchange for the public warrants in the event that CMLS II is unable to register or qualify the shares underlying the public warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the public warrants is not so registered or qualified or exempt from registration or qualification, the holder of such public warrant shall not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In such event, holders who acquired their public warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of common stock included in the public units. If and when the public warrants become redeemable by us, CMLS II may exercise its redemption right even if CMLS II is unable to register or qualify the underlying securities for sale under all applicable state securities laws. CMLS II will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by CMLS II in the IPO. However, there may be instances in which holders of CMLS II’s public warrants may be unable to exercise such public warrants but holders of CMLS II’s private warrants may be able to exercise such private warrants.

The exercise price for CMLS II’s public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the public warrants are more likely to expire worthless.

The exercise price of CMLS II’s public warrants is higher than is typical with many similar blank check companies in the past. Historically, with regard to units offered by blank check companies, the exercise price of a public warrant was generally a fraction of the purchase price of the units in the IPO. The exercise price for CMLS II’s public warrants is $11.50 per share, subject to adjustment as provided herein. As a result, the public warrants are less likely to ever be in the money and more likely to expire worthless.

CMLS II may amend the terms of the public warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of a holder’s public warrants could be increased, the exercise period could be shortened and the number of shares of CMLS II’s common stock purchasable upon exercise of a public warrant could be decreased, all without the approval of that warrant holder.

CMLS II’s public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, CMLS II may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although CMLS II’s ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the public warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a public warrant.

CMLS II may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their public warrants worthless.

CMLS II has the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per public warrant; provided that the last reported sales price of CMLS II’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which CMLS II gives notice of such redemption to the warrant holders. If and when the public warrants become redeemable by CMLS II, CMLS II may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. CMLS II will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by CMLS II. Redemption of the outstanding public warrants could force the warrant holders: (i) to exercise their public warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) to sell their public warrants at the then-current market price when they might otherwise wish to hold their public warrants; or (iii) to accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of their public warrants. None of the private placement warrants will be redeemable by CMLS II so long as they are held by Sponsor or its permitted transferees.

Warrants will become exercisable for CMLS II’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

CMLS II’s public warrants are exercisable for CMLS II Class A common stock as part of its IPO at $11.50 per share. CMLS II expects to issue 37,500,000 shares of its common stock to the PIPE Investors in the PIPE Investment upon consummation of the Business Combination. The shares of common stock issued in the PIPE Investment and additional shares of common stock of CMLS II issued upon exercise of the warrants of CMLS II will result in dilution to the then existing holders of common stock of CMLS II and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of CMLS II’s common stock.

The stockholders of CMLS II may be held liable for claims by third parties against CMLS II to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the public stockholders of CMLS II upon the redemption of the public shares of CMLS II in the event CMLS II does not complete an initial business combination by the applicable deadline may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is CMLS II’s intention to redeem its public shares as soon as reasonably possible following the applicable deadline in the event CMLS II does not complete an initial business combination and, therefore, CMLS II does not intend to comply with the foregoing procedures.

Because CMLS II will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires CMLS II to adopt a plan, based on facts known to CMLS II at such time that will provide for CMLS II’s payment of all existing and pending claims or claims that may be potentially brought against CMLS II within the ten years following CMLS II’s dissolution. However, because CMLS II is a blank check company, rather than an operating company, and its operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from CMLS II’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If CMLS II’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. CMLS II cannot assure you that it will properly assess all claims that may be potentially brought against CMLS II. As such, the stockholders of CMLS II could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the stockholders of CMLS II may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of CMLS II’s Trust Account distributed to the public stockholders of CMLS II upon the redemption of the public shares of CMLS II in the event CMLS II does not complete an initial business combination by the applicable deadline is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If, after CMLS II distributes the proceeds in the Trust Account to the public stockholders of CMLS II, CMLS II files a bankruptcy petition or an involuntary bankruptcy petition is filed against CMLS II that is not dismissed, a bankruptcy court may seek to recover such proceeds, and CMLS II and its Board may be exposed to claims of punitive damages.

If, after CMLS II distributes the proceeds in the Trust Account to the public stockholders of CMLS II, CMLS II file a bankruptcy petition or an involuntary bankruptcy petition is filed against CMLS II that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the stockholders of CMLS II. In addition, CMLS II’s Board may be viewed as having breached its fiduciary duty to CMLS II’s creditors and/or having acted in bad faith, thereby exposing itself and CMLS II to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

Anti-takeover provisions contained in our Current Charter and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Current Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. CMLS II is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for CMLS II securities. These provisions include:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Board;

•        the requirement that directors may only be removed from the Board for cause;

•        the right of the Board to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on the Board;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of the stockholders of CMLS II;

•        a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by a majority of or Board, the chairman of the Board or the chief executive officer of the post-combination company and may not be called by any other person, which may delay the ability of the stockholders of CMLS II to force consideration of a proposal or to take action, including the removal of directors;

•        the requirement that changes or amendments to certain provisions of our Current Charter must be approved by holders of at least two-thirds of the common stock of CMLS II; and

•        advance notice procedures that stockholders must comply with in order to nominate candidates to the Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of CMLS II.

Provisions in our Current Charter and the proposed A&R Certificate of Incorporation and Delaware law may have the effect of discouraging lawsuits against the post-combination company or its directors, officers or employees.

The Current Charter and the proposed A&R Certificate of Incorporation, which will become the post-combination company’s certificate of incorporation assuming the approval of the Charter Amendment Proposal and consummation of the Business Combination, provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

•        action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders;

•        action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the General Corporation Law, the Company’s Amended and Restated Certificate of Incorporation or Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware;

•        action to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate of Incorporation or the Bylaws; or

•        other action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company that is governed by the internal affairs doctrine.

This choice of forum provision does not apply to actions brought to enforce a duty or liability created under the Exchange Act or any other claim for which federal courts have jurisdiction. Furthermore, in accordance with the post-combination’s company restated bylaws, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the Company’s exclusive forum provision in the restated bylaws and the choice of forum provision in the Current Charter and the proposed A&R Certificate of Incorporation.

These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the post-combination company or any of its directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in the post-combination company’s restated certificate of incorporation to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations and financial condition.

The stockholders will not be deemed to have waived the post-combination company’s compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of the post-combination company’s securities shall be deemed to have notice of and consented to its exclusive forum provisions, including the choice of forum provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with the post-combination company or its directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

The JOBS Act permits “emerging growth companies” like CMLS II to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

CMLS II currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, CMLS II takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as CMLS II continues to be an emerging growth company, including: (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in CMLS II’s periodic reports and proxy statements. As a result, the stockholders of CMLS II may not have access to certain information they deem important. CMLS II will remain an emerging growth company until the earliest of (i) the last day of the fiscal year: (a) following February 25, 2026, the fifth anniversary of its IPO; (b) in which CMLS II has a total annual gross revenue of at least $1.07 billion; or (c) in which CMLS II is deemed to be a large accelerated filer, which means the market value of CMLS II Class A common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which CMLS II has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as CMLS II is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. CMLS II has elected to avail itself of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, CMLS II, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of CMLS II’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CMLS II cannot predict if investors will find its common stock less attractive because CMLS II relies on these exemptions. If some investors find CMLS II’s common stock less attractive as a result, there may be a less active trading market for CMLS II’s common stock and CMLS II’s stock price may be more volatile.

CMLS II’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on its business and reputation.

As a public company, CMLS II is required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in CMLS II’s quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, the post-combination company will be required to provide management’s assessment on internal controls commencing with the annual report for fiscal year ended December 31, 2022, and CMLS II may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of SomaLogic as a privately-held company.

We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosure regarding our business, financial condition or results of operation. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our common stock.

Further, as an emerging growth company, CMLS II’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 until the date CMLS II is no longer an emerging growth company. At such time, CMLS II’s independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the post-combination company are documented, designed or operating.

Testing and maintaining these controls can divert CMLS II’s management’s attention from other matters that are important to the operation of CMLS II’s business. If we identify material weaknesses in the internal control over financial reporting of the post-combination company or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we no longer qualify as an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to the Redemption

CMLS II does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for CMLS II to complete a Business Combination with which a substantial majority of CMLS II’s stockholders do not agree.

Our Current Charter does not provide a specified maximum redemption threshold, except that it will not redeem its public shares in an amount that would cause CMLS II’s net tangible assets to be less than $5,000,001 upon consummation of its initial business combination (such that CMLS II is not subject to the SEC’s “penny stock” rules). However, the Merger Agreement provides that CMLS II’s obligation to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $250,000,000, and the obligation of SomaLogic to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $250,000,000, in each case after the payment of redemptions and satisfaction of CMLS II and SomaLogic transaction expenses. As a result, CMLS II may be able to complete its Business Combination even though a substantial portion of its public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, CMLS II’s directors or officers or their affiliates. Based on the amount of approximately $276 million in CMLS II’s Trust Account as of March 31, 2021, and taking into account the anticipated gross proceeds of approximately $375,000,000 from the PIPE Investment, approximately 27,600,000 shares of common stock may be redeemed and still enable CMLS II to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by CMLS II or the persons described above have been entered into with any such investor or holder. CMLS II will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals (as described in this proxy statement/prospectus) at the Special Meeting.

In the event the aggregate cash consideration CMLS II would be required to pay for all shares of common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to CMLS II, CMLS II may not complete the Business Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and CMLS II instead may search for an alternate business combination.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

The post-combination company can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the post-combination company’s share price, and may result in a lower value realized now than a stockholder of the post-combination company might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of CMLS II who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of CMLS II’s common stock for a pro rata portion of the funds held in CMLS II’s Trust Account.

Public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to CMLS II’s Transfer Agent or deliver their shares to the Transfer Agent electronically through the DWAC system at least two business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and CMLS II’s Transfer Agent will need to act to facilitate this request. It is CMLS II’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because CMLS II does not have any control over this process or over the brokers, which CMLS II refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a stockholder fails to receive notice of CMLS II’s offer to redeem its public shares in connection with its Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite CMLS II’s compliance with the proxy rules, a stockholder fails to receive CMLS II’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that CMLS II is furnishing to holders of CMLS II’s public shares in connection with CMLS II’s Business Combination describes the various procedures that must be complied with in order to validly redeem public shares.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of the post-combination company as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations of the post-combination company for the three months ended March 31, 2021 and for the year ended December 31, 2020 present the combination of the financial information of CMLS II and SomaLogic after giving effect to the Business Combination, PIPE Investment and related adjustments described in the accompanying notes. CMLS II and SomaLogic are referred to herein, subsequent to the Business Combination and the PIPE Investment, as the post-combination company.

The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 give pro forma effect to the Business Combination and PIPE Investment as if they had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination and PIPE Investment as if they were completed on March 31, 2021.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited consolidated financial statements and unaudited condensed financial statements of each of CMLS II and SomaLogic and the notes thereto, as well as the disclosures contained in the sections entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “SomaLogic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the post-combination company’s financial condition or results of operations would have been had the Business Combination and PIPE Investment occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Description of Business Combination

The unaudited pro forma condensed combined financial information presented gives effect to the Business Combination and PIPE Investment, as summarized below:

•        the merger of Merger Sub, a wholly owned subsidiary of CMLS II, with and into SomaLogic, with SomaLogic surviving the Merger as a wholly owned subsidiary of CMLS II;

•        the issuance of 37,500,000 shares of CMLS II Class A common stock for aggregate proceeds of $375.0 million from consummation of the PIPE Investment;

•        the conversion of SomaLogic’s convertible debt first assuming conversion into SomaLogic preferred stock prior to the Business Combination, and secondly assuming conversion into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing;

•        the conversion of SomaLogic’s outstanding redeemable convertible preferred stock (on an as converted basis) into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing, assuming no cash elections will be made by SomaLogic stockholders;

•        the conversion of SomaLogic’s outstanding Class B common stock into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing, assuming no cash elections will be made by SomaLogic stockholders;

•        the conversion of CMLS II Class B common stock into CMLS II Class A common stock on a one-for-one basis;

•        the payment of transaction costs incurred by CMLS II and SomaLogic; and

•        the payment of deferred legal fees, underwriting commissions and other costs incurred in connection with the Business Combination and PIPE Investment.

The exchange ratio is currently expected to be 0.8426 shares of CMLS II Class A common stock per share of SomaLogic’s Class B common stock, after giving effect to the conversion of each share of SomaLogic preferred stock into two shares of SomaLogic Class B common stock.

The unaudited pro forma condensed combined financial information contained herein assumes that CMLS II’s stockholders approve the Business Combination. Public stockholders of CMLS II may elect to redeem their public shares for cash even if they approve the Business Combination. CMLS II cannot predict how many of its public stockholders will exercise their right to have their CMLS II Class A common stock redeemed for cash. As a result, the post-combination company has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of the total post-combination company equity between holders of the common stock. As described in greater detail in Note 1, Basis of Presentation, of the unaudited pro forma condensed combined financial information, the first scenario, or “no redemption scenario,” assumes that none of the public stockholders of CMLS II will exercise their right to have their CMLS II public shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their public shares redeemed for cash. Additionally, the maximum redemption scenario assumes the forfeiture of 33% of the CMLS II Class B common stock (Initial Stockholders) pursuant to the Forfeiture Agreement. Under the Forfeiture Agreement, up to 33% of Sponsor’s shares are subject to forfeiture based on the extent of redemptions from the Trust Account. No pro forma adjustments have been included to reflect the full repayment of the Madryn Credit Agreement on April 9, 2021 in the amount of $37.3 million, including a prepayment penalty of $4.0 million. Additionally, no pro forma adjustments have been included to reflect the full forgiveness of the PPP loan and accrued interest on June 21, 2021. The actual results will be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, SomaLogic is considered the accounting acquirer, as further discussed in Note 1, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
MARCH 31, 2021

(in thousands)

			No Redemption Scenario			Maximum Redemption Scenario
	CMLS II (Historical)	SomaLogic (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1,592	$85,453	$375,000	(A)	$693,594	$(276,000)	(I	)	$417,594
			276,003	(B)
			(9,660)	(C)
			(34,794)	(F)
Investments	—	115,384	—		115,384	—			115,384
Accounts receivable, net	—	14,894	—		14,894	—			14,894
Inventory	—	7,939	—		7,939	—			7,939
Deferred costs of services	—	1,086	—		1,086	—			1,086
Prepaid expenses and other current assets	182	1,602	—		1,784	—			1,784
Total current assets	1,774	226,358	606,549		834,681	(276,000)			558,681
Cash held in Trust Account	276,003	—	(276,003)	(B)	—	—			—
Non-current inventory	—	5,754	—		5,754	—			5,754
Property and equipment, net	—	3,492	—		3,492	—			3,492
Other long-term assets	—	2,479	(1,571)	(F)	908	—			908
Total assets	$277,777	$238,083	$328,975		$844,835	$(276,000)			$568,835
Liabilities, redeemable stock and other stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$—	$9,539	$(1,365)	(F)	$8,174	$—			$8,174
Accrued liabilities	—	3,710	—		3,710	—			3,710
Accrued offering costs and expenses	302	—	—		302	—			302
Deferred revenue	—	2,948	—		2,948	—			2,948
Deferred rent	—	155	—		155	—			155
Current portion of convertible debt	—	1,931	(1,931)	(D)	—	—			—
Current portion of long-term debt	—	3,245	—		3,245	—			3,245
Total current liabilities	302	21,528	(3,296)		18,534	—			18,534
Long-term debt	—	31,894	—		31,894	—			31,894
Deferred revenue, net of current portion	—	3,152	—		3,152	—			3,152
Other long-term liabilities	—	1,006	—		1,006	—			1,006
Warrant liability	42,259	—	(16,891)	(N)	25,368	—			25,368
Earn-Out Liability	—	—	24,000	(L)	24,000	—			24,000
Deferred underwriters’ discount	9,660	—	(9,660)	(C)	—	—			—
Total liabilities	52,221	57,580	(5,847)		103,954	—			103,954
Class A common stock subject to possible redemption	220,555	—	(220,555)	(G)	—	—			—
Redeemable convertible preferred stock	—	202,116	(202,116)	(J)	—	—			—

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET — Continued
MARCH 31, 2021

(in thousands)

			No Redemption Scenario			Maximum Redemption Scenario
	CMLS II (Historical)	SomaLogic (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined
Other stockholders’ equity (deficit):
Class A common stock	1	—	4	(A)	19	(3)	(I	)	16
			—	(D)
			2	(G)
			5	(J)
			6	(M)
			1	(H)
Class B common stock	1	—	(1)	(H)	—	—			—
SomaLogic Class B common stock	—	742	(742)	(M)	—	—			—
Treasury stock	—	(408)	408	(E)	—	—			—
Additional paid-in capital	31,411	398,910	374,996	(A)	1,162,733	(275,997)	(I	)	886,736
			1,931	(D)
			(408)	(E)
			(33,986)	(F)
			220,553	(G)
			202,111	(J)
			(26,412)	(K)
			(24,000)	(L)
			736	(M)
			16,891	(N)
Accumulated other comprehensive loss	—	(7)	—		(7)	—			(7)
Accumulated deficit	(26,412)	(420,850)	(1,014)	(F)	(421,864)	—			(421,864)
			26,412	(K)
Total other stockholders’ equity (deficit)	5,001	(21,613)	757,493		740,881	(276,000)			464,881
Total liabilities, redeemable stock and other stockholders’ equity (deficit)	$277,777	$238,083	$328,975		$844,835	$(276,000)			$568,835

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH, 31 2021

(in thousands, except share and per share amounts)

			No Redemption Scenario				Maximum Redemption Scenario
	CMLS II (Historical)	SomaLogic (Historical)	Pro Forma Adjustments			Pro Forma Combined	Pro Forma Adjustments			Pro Forma Combined
Total revenue	$—	$18,860	$—			$18,860	$—			$18,860
Operating expenses:
Cost of revenue	—	6,245	—			6,245	—			6,245
Research and development	—	8,118	—			8,118	—			8,118
Selling, general and administrative	—	12,809	—			12,809	—			12,809
Operating costs	58	—	—			58	—			58
Total operating expenses	58	27,172	—			27,230	—			27,230
Loss from operations	(58)	(8,312)	—			(8,370)	—			(8,370)
Other (expense) income:
Interest income and other, net	—	2	—			2	—			2
Interest expense	—	(1,174)	24	(AA	)	(1,150)	—			(1,150)
Interest earned on cash and marketable securities held in Trust Account	3	—	(3)	(BB	)	—	—			—
Offering costs allocated to warrants	(505)	—	—			(505)	—			(505)
Change in fair value of warrant liability	(25,851)	—	8,004	(CC	)	(17,847)	—			(17,847)
Total other (expense) income	(26,353)	(1,172)	8,025			(19,500)	—			(19,500)
Net (loss) income	$(26,411)	$(9,484)	$8,025			$(27,870)	$—			$(27,870)
Weighted-average shares outstanding, basic and diluted	6,294,231	73,617,247		(DD	)	188,013,417		(DD	)	158,136,417
Net loss per share, basic and diluted	$(4.20)	$(0.13)				$(0.15)				$(0.18)

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share amounts)

			No Redemption Scenario			Maximum Redemption Scenario
	CMLS II (Historical)	SomaLogic (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	$—	$55,889	$—		$55,889	$—		$55,889
Operating expenses:
Cost of revenue	—	22,614	—		22,614	—		22,614
Research and development	—	30,749	—		30,749	—		30,749
Selling, general and administrative	—	36,882	—		36,882	—		36,882
Formation and operating costs	1	—	—		1	—		1
Total operating expenses	1	90,245	—		90,246	—		90,246
Loss from operations	(1)	(34,356)	—		(34,357)	—		(34,357)
Other (expense) income:
Interest income and other, net	—	230	—		230	—		230
Interest expense	—	(18,889)	149	(AA)	(18,740)	149	(AA)	(18,740)
Total other (expense) income	—	(18,659)	149		(18,510)	149		(18,510)
Net (loss) income	$(1)	$(53,015)	$149		$(52,867)	$149		$(52,867)
Weighted-average shares outstanding, basic and diluted	6,000,000	72,833,736		(DD)	188,013,417		(DD)	158,136,417
Net loss per share, basic and diluted	$(0.00)	$(0.73)			$(0.28)			$(0.33)

Note 1 — Basis of Presentation

The historical information of CMLS II and SomaLogic has been adjusted in the unaudited pro forma condensed combined financial information to reflect pro forma adjustments related to the Business Combination and PIPE Investment in accordance with GAAP.

The Business Combination will be accounted for as a reverse recapitalization because SomaLogic has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:

•        the former SomaLogic stockholders will hold the majority of voting rights in the post-combination company;

•        the former SomaLogic stockholders will have the right to appoint the majority of the directors on the post-combination company board;

•        senior management of SomaLogic will comprise the senior management of the post-combination company; and

•        operations of SomaLogic will comprise the ongoing operations of the post-combination company.

Under the reverse recapitalization model, the Business Combination will be reflected as the equivalent of SomaLogic issuing stock for the net assets of CMLS II, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33 — 10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the unaudited condensed balance sheet of CMLS II as of March 31, 2021 with the unaudited condensed consolidated balance sheet of SomaLogic as of March 31,2021, giving effect to the Business Combination and PIPE Investment as if it had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 combines the unaudited condensed statement of operations of CMLS II for the three months ended March 31, 2021 with the unaudited condensed consolidated statement of operations of SomaLogic for the three months ended March 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the audited statements of operations of CMLS II for the period from December 15, 2020 (inception) through December 31, 2020 with the audited consolidated statement of operations of SomaLogic for the year ended December 31, 2020. The unaudited pro forma condensed combined statements of operations presented give effect to the Business Combination and PIPE Investment as if they had been consummated on January 1, 2020, the earliest period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of the CMLS II Class A common stock into cash:

•        No Redemption Scenario — This scenario assumes that no shares of CMLS II Class A common stock are redeemed;

•        Maximum Redemption Scenario — This scenario assumes that all of the public stockholders of CMLS II exercise redemption rights with respect to their CMLS II Class A common stock. This scenario assumes that 27,600,000 shares of CMLS II Class A common stock are redeemed for an aggregate redemption payment of $276.0 million. This maximum redemption scenario is based on the maximum number of redemptions that may occur but that would still provide the minimum aggregate Business Combination and PIPE Investment proceeds of $250.0 million, consisting of CMLS II’s Trust Account and PIPE Investment proceeds less CMLS II’s and SomaLogic’s unpaid transaction expenses, to be delivered at the Closing of the Business Combination and the PIPE Investment. This scenario also assumes the forfeiture of 33% of the CMLS II Class B common stock (Initial Stockholders) pursuant to the Forfeiture Agreement.

The following summarizes the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment, presented under the two redemption scenarios:

	No Redemption Scenario		Maximum Redemption Scenario
	Shares Outstanding	%	Shares Outstanding	%
Public stockholders	27,600,000	14.7%	—	0.0%
PIPE Investors	37,500,000	19.9%	37,500,000	23.7%
Initial Stockholders	6,900,000	3.7%	4,623,000	2.9%
Former SomaLogic stockholders(1)	116,013,417	61.7%	116,013,417	73.4%
	188,013,417	100%	158,136,417	100%

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(1)      Amount excludes shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in the aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments to the pro forma shares outstanding for CMLS II private placement and public warrants issued in connection with its IPO, as such securities are not exercisable until 30 days after the Closing. Additionally, the two alternative levels of redemptions assume no cash elections will be made by SomaLogic stockholders.

If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that SomaLogic incurred significant losses during the historical periods presented.

Note 2 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(A)    Reflects the proceeds of $375.0 million from the issuance and sale of 37,500,000 shares of CMLS II Class A common stock at $10.00 per share pursuant to the PIPE Investment entered into with PIPE Investors.

(B)    Reflects the liquidation and reclassification of $276.0 million of cash and marketable securities held in the Trust Account to cash and cash equivalents upon consummation of the Business Combination.

(C)    Represents the payment of $9.7 million of deferred underwriters’ discount (fees) incurred as part of CMLS II’s IPO that becomes payable upon the Closing of the Business Combination.

(D)    Reflects the conversion of SomaLogic’s convertible debt first assuming conversion into SomaLogic preferred stock prior to the Business Combination, and secondly assuming conversion into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing.

(E)    Reflects the elimination of SomaLogic’s treasury stock.

(F)    Represents preliminary additional estimated transaction costs of $33.4 million to be incurred by CMLS II and SomaLogic related to the Business Combination and PIPE Investment, of which $32.4 million are direct and incremental and have been reflected as a reduction in cash with a corresponding decrease in additional paid-in capital. The remaining $1.0 million of other transaction costs have been reflected as a reduction in cash with a corresponding decrease in accumulated deficit. Additionally, represents the elimination of $1.6 million deferred transaction costs incurred by SomaLogic related to the Business Combination and PIPE Investment, of which $1.4 million were accrued and $0.2 million were paid as of March 31, 2021. The deferred transaction costs incurred by SomaLogic are direct and incremental and have been reflected as a decrease in additional paid-in capital.

(G)    Reflects the reclassification of CMLS II Class A common stock subject to possible redemption to permanent equity, assuming no redemptions.

(H)    Reflects the conversion of CMLS II Class B common stock to CMLS II Class A common stock concurrently with the Closing of the Business Combination on a one-for-one basis.

(I)     Represents the amount paid to public stockholders who are assumed to exercise redemption rights under the maximum redemption scenario. Additionally, it is net of the forfeiture of 33% of CMLS II Class B common stock pursuant to the Forfeiture Agreement.

(J)     Reflects the conversion of SomaLogic’s outstanding redeemable convertible preferred stock into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing.

(K)    Reflects the elimination of CMLS II’s historical accumulated deficit.

(L)    Reflects the preliminary estimated fair value of the Earn-Out Shares recorded as a liability as of March 31, 2021. For further information, see Note 3.

(M)   Reflects the conversion of SomaLogic’s outstanding Class B common stock into CMLS II Class A common stock pursuant to the implied exchange ratio of 0.8426 effective immediately prior to the Closing.

(N)    SomaLogic has evaluated the accounting for CMLS II’s public and private placement warrants for the post-combination company under ASC 480 and ASC 815. SomaLogic believes that the public warrants will qualify as equity instruments under ASC 815 after considering, among other factors, that after the Business Combination, the post-combination company will have a single class equity structure. Therefore, the adjustment reflects the reclassification of CMLS II’s public warrants from liabilities to equity in connection with the consummation of the Business Combination; however, we will further evaluate facts and circumstances upon consummation of the Business Combination.

Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

(AA) Represents the elimination of historical interest expense and debt discount amortization related to SomaLogic’s convertible debt for the three months ended March 31, 2021 and for the year ended December 31, 2020.

(BB) Represents the elimination of interest earned on cash and marketable securities held in CMLS II’s Trust Account for the three months ended March 31, 2021.

(CC) Represents the elimination of the change in fair value of the warrant liability associated with CMLS II’s public warrants for the three months ended March 31, 2021, as such warrants are expected to become equity classified upon the consummation of the Business Combination (See Note 2(n)).

(DD) Represents pro forma net loss per share based on pro forma net loss and 188,013,417 and 158,136,417 total pro forma shares outstanding upon consummation of the Business Combination and PIPE Investment for no redemption and maximum redemption scenarios, respectively. For each period presented, there is no difference between basic and diluted pro forma net loss per share as outstanding options, warrants, and Earn-Out Shares are anti-dilutive and are not included in the calculation of diluted net loss per share.

Note 3 — Earn-Out Shares

Following the closing of the Business Combination, former SomaLogic stockholders and Earn-Out Service Providers shall be entitled to receive a pro rata share of up to 5,000,000 additional shares of CMLS II Class A common stock (“Earn-Out Shares”) if at any time between the 13-month anniversary of the Closing and the 24-month anniversary of the Closing (“Earn-Out Period”), the Class A common share price is greater than or equal to $20.00 for a period of at least 20 out of 30 consecutive trading days (“Triggering Event”). The Earn-Out Service Providers will receive shares in accordance with the terms of the applicable earn-out award agreement and may be subject to forfeiture. The Earn-Out shares to be issued to former SomaLogic stockholders upon the Triggering Event is deemed to be a contingent consideration arrangement and is accounted for as a liability (“Earn-Out Liability”). To date, no Earn-Out Service Provider agreements have been entered into and the fair value of the Earn-Out Liability presented assumes that all 5,000,000 shares will be issued to former SomaLogic stockholders. The Earn-Out Liability is accounted for as a liability and remeasured to fair value each reporting period. The most significant assumptions impacting the fair value of the Earn-Out Liability is the estimated share price at Closing, the estimated volatility, and the risk-free interest rate over the Earn-Out Period. If the actual assumptions are different from those assumed for the unaudited pro forma condensed combined financial information the fair value of the Earn-Out Liability would be different.

COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical comparative share information for CMLS II and SomaLogic, respectively, and unaudited pro forma condensed combined per share information of the post-combination company after giving effect to the Business Combination and PIPE Investment, assuming two redemption scenarios as follows:

•        No Redemption Scenario — This scenario assumes that no shares of CMLS II Class A common stock are redeemed;

•        Maximum Redemption Scenario — This scenario assumes that all of the public stockholders of CMLS II exercise redemption rights with respect to their CMLS II Class A common stock. This scenario assumes that 27,600,000 shares of CMLS II Class A common stock are redeemed for an aggregate redemption payment of $276.0 million. This maximum redemption scenario is based on the maximum number of redemptions that may occur but that would still provide the minimum aggregate Business Combination and PIPE Investment proceeds of $250.0 million, consisting of CMLS II’s Trust Account and PIPE Investment proceeds less CMLS II’s and SomaLogic’s unpaid transaction expenses, to be delivered at the Closing of the Business Combination and the PIPE Investment. This scenario also assumes the forfeiture of 33% of the CMLS II Class B common stock (Initial Stockholders) pursuant to the Forfeiture Agreement.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments to the pro forma shares outstanding for CMLS II private placement and public warrants issued in connection with its IPO, as such securities are not exercisable until 30 days after the Closing, or shares underlying issued and outstanding options to acquire SomaLogic stock that may be exercised in the future. Additionally, the two alternative levels of redemptions assume no cash elections will be made by SomaLogic stockholders.

The following pro forma book value information reflects the Business Combination and PIPE Investment as if they had occurred on March 31, 2021. The pro forma weighted average shares outstanding and net loss per share information reflects the Business Combination and PIPE Investment as if they had occurred on January 1, 2020.

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the audited consolidated financial statements and unaudited condensed financial statements of CMLS II and SomaLogic and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited CMLS II and SomaLogic pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share that would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of CMLS II and SomaLogic would have been had the companies been combined during the period presented.

	Historical		Pro Forma Combined
	CMLS II	SomaLogic	No Redemption Scenario	Maximum Redemption Scenario
As of and for the Three Months Ended March 31, 2021
Book value per share – basic and diluted(1)(2)	$0.40	$(0.29)	$3.94	$2.94
Weighted average shares outstanding – basic and diluted	6,294,231	73,617,247	188,013,417	158,136,417
Net loss per share – basic and diluted	$(4.20)	$(0.13)	$(0.15)	$(0.18)
As of and for the Year Ended December 31, 2020
Book value per share – basic and diluted(1)(2)	$0.00	$(0.22)	N/A (3)	N/A (3)
Weighted average shares outstanding – basic and diluted	6,000,000	72,833,736	188,013,417	158,136,417
Net loss per share – basic and diluted	$(0.00)	$(0.73)	$(0.28)	$(0.33)

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(1)      Historical book value per share is equal to total stockholders’ equity (deficit) divided by common shares outstanding classified in permanent equity.

(2)      Pro forma book value per share is equal to pro forma total stockholders’ equity divided by the pro forma post-combination company common stock outstanding immediately after the Business Combination and PIPE Investment.

(3)      Pro forma balance sheet information as of December 31, 2020 is not required and as such is not included in the table.

SPECIAL MEETING OF COMPANY STOCKHOLDERS

This proxy statement/prospectus is being provided to Company stockholders as part of a solicitation of proxies by our Board for use at the Special Meeting of stockholders to be held on [•], 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about [•], 2021 to all stockholders of record of the Company as of [•], 2021, the record date for the Special Meeting. Stockholders of record who owned Company common stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Special Meeting. On the record date, there were 34,500,000 shares of Company common stock outstanding.

Date and Time of Special Meeting

The Special Meeting will be held on [date], 2021 at [time] a.m. Eastern time at [virtual meeting link], or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast and so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting [virtual meeting link] and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting should register for the meeting by [virtual meeting link], 2021. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

•        If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to [virtual meeting link], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Voting Power; Record Date

As a stockholder of the Company, you have a right to vote on certain matters affecting the Company. The proposals that will be presented at the Special Meeting and upon which you are being asked to vote are summarized below and fully set forth in this proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of our common stock at the close of business on [•], 2021, which is the record date for the Special Meeting. You are entitled to one vote for each share of our common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 34,500,000 shares of common stock outstanding, of which 27,600,000 are public shares and 6,900,000 are Founder Shares held by our Initial Stockholders.

Proposals at the Special Meeting

At the Special Meeting, Company stockholders will vote on the following proposals:

•        Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the merger of Merger Sub with and into SomaLogic, with SomaLogic surviving the Merger as a wholly owned subsidiary of the Company, and the issuance of common stock to holders of SomaLogic stock as Merger Consideration;

•        Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and Subscription Agreements, including up to 37,500,000 shares of our common stock to the PIPE Investors, which includes affiliates of our Sponsor that subscribed for 5,450,000 shares of common stock, and up to 125,000,000 shares of our common stock to SomaLogic stockholders and up to 5,000,000 Earn-Out Shares;

•        Proposal No. 3 — The Incentive Plan Proposal — To approve the Incentive Plan, including the authorization of the initial share reserve under the Incentive Plan;

•        Proposal No. 4 — The ESPP Proposal — To approve the ESPP, including the authorization of the initial share reserve under the ESPP;

•        Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation; and

•        Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THESE PROPOSALS.

Vote of the Company’s Sponsor, Directors and Officers

Prior to our IPO, we entered into agreements with our Initial Stockholders, other current directors and officers, pursuant to which each agreed to vote any shares of common stock owned by them in favor of an initial business combination. These agreements apply to our Initial Stockholders, including our Sponsor, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals to be presented to our stockholders at the Special Meeting and described in this proxy statement/prospectus.

Our Initial Stockholders, other current directors and officers have waived any redemption rights, including with respect to shares of common stock purchased in our IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by our Initial Stockholders have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us by the applicable deadline. However, our Initial Stockholders are entitled to redemption rights upon our liquidation with respect to any public shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Company stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the common stock outstanding on the record date and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock.

A failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. An abstention or broker non-vote will have the same effect as a vote against the Charter Amendment Proposal.

The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal. The approval of the Charter Amendment Proposal is not a condition to the other proposals in this proxy statement/prospectus.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Recommendation to Company Stockholders

Our Board believes that each of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Charter Amendment Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of the Company and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 6,900,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin, Kevin Conroy, Troy Cox and Stephen Quake will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities, with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin serves on the board of directors of SomaLogic;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS II Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 5,013,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of $7,520,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless; and

•        that affiliates of the Sponsor, Casdin Capital LLC and Corvex Management L.P. and Dr. Quake and Mr. Cox, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 2,500,000; 2,500,000; 400,000 and 50,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $25,000,000; $25,000,000; $4,000,000; $500,000, respectively.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. A failure to vote or an abstention will have the same effect as a vote against the Charter Amendment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.

Voting Your Shares — Stockholders of Record

If you are a Company stockholder of record, you may vote by mail or at the Special Meeting. Each share of our common stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of our common stock that you own.

Voting by Mail — You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Nasdaq Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 11:59 p.m. Eastern time on [•], 2021.

Voting at the Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at [virtual meeting link], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. Please see the section entitled “Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to obtain a legal proxy from your bank, broker, or other nominee and e-mail a copy (a legible photograph is sufficient) of such legal proxy to proxy@continentalstock.com. You will then be issued a 12-digit meeting control number that will allow you to register to attend and participate in the Special Meeting. Please see the section entitled “Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:

•        delivering a signed written notice of revocation to our Secretary at CM Life Sciences II Inc., 667 Madison Ave, New York, NY 10065, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•        signing and delivering a new proxy, relating to the same shares and bearing a later date; or

•        attending and voting at the Special Meeting and voting, although attendance at the Special Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner of our common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

No Additional Matters

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Charter Amendment Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock, you may contact D.F. King, our proxy solicitor, at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Stockholders Call (toll-free): (866) 864-7961
Banks and Brokers Call: (212) 269-5550
Email: CMII@dfking.com

Redemption Rights

Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $276 million as of March 31, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CMLS II’s consent, until the Closing. If CMLS II receives valid redemption requests from holders of public shares prior to the redemption deadline, CMLS II may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. CMLS II may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where it otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000.

In order to exercise your redemption rights, you must: (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on [•], 2021 (two business days before the Special Meeting) (a) submit a written request to the Transfer Agent that the Company redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004

Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date set forth in these proxy materials, or up to two business days prior to the vote on the proposal to approve the Business Combination at the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

If you hold units registered in your own name, you must deliver the certificate for such units to Continental Stock Transfer & Trust Company, our Transfer Agent, with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

Each redemption of shares of common stock by CMLS II’s public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that SomaLogic’s obligation to consummate the Business Combination is subject to the condition that that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all CMLS II and SomaLogic transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, SomaLogic. If, as a result of redemptions of common stock by CMLS II’s public stockholders, this condition is not met (or waived by SomaLogic), then SomaLogic may elect not to consummate the Business Combination. In addition, in no event will CMLS II redeem shares of its common stock in an amount that would result in the CMLS II’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that it are not subject to the SEC’s “penny stock” rules). Holders of CMLS II’s outstanding public warrants do not have redemption rights in connection with the Business Combination.

Prior to exercising redemption rights, stockholders should verify the market price of our common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of our common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in our common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of our common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the post-combination company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and we do not consummate an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of our common stock in connection with the Business Combination.

Proxy Solicitation Costs

The Company is soliciting proxies on behalf of the CMLS II Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. The Company has engaged D.F. King to assist in the solicitation of proxies for the Special Meeting. The Company and its directors, officers and employees may also solicit proxies in person. The Company will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

The Company will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. The Company will pay D.F. King a fee of $25,000, plus disbursements, reimburse D.F. King for its reasonable out-of-pocket expenses and indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as our proxy solicitor. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to our stockholders. Directors, officers and employees of the Company who solicit proxies will not be paid any additional compensation for soliciting proxies.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

We are asking our stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. Our stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on this proposal.

We may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting.

The Merger Agreement

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about the Company or SomaLogic. Such information can be found elsewhere in this proxy statement/prospectus.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of allocating risk in the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying confidential disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Schedules contain information that is material to an investment decision.

Effects of the Merger

As a result of the Merger, Merger Sub will merge with and into SomaLogic with SomaLogic surviving the merger as a direct, wholly owned subsidiary of the Company. The certificate of incorporation and bylaws of the post-combination company will be amended to read the same as the certificate of incorporation and bylaws of SomaLogic as in effect immediately prior to the Business Combination.

Merger Consideration

Under the Merger Agreement, CMLS II has agreed to acquire all of the outstanding equity interests of SomaLogic for at least $1.25 billion in aggregate consideration consisting of 125,000,000 shares of CMLS II Class A common stock (assuming no cash elections will be made by SomaLogic stockholders) and up to an additional 5,000,000 shares of CMLS II Class A common stock pursuant to the Earn-Out Shares. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, and as further described in this proxy statement/prospectus, each share of SomaLogic stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each SomaLogic’s stockholder (as applicable) being entitled to receive: (a) if such stockholder has made a cash election as set forth and in accordance with the terms of the Merger Agreement, a portion of the specified aggregate amount of cash consideration payable under the terms of the Merger Agreement (such aggregate amount not to exceed $50,000,000) and pursuant to the terms of such stockholder’s cash election; (b) a number of shares of CMLS II Class A common stock equal to the quotient of: (i) (A) the product of (x) such stockholder’s total shares of SomaLogic stock (with the SomaLogic common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement minus (B) the amount of cash payable to such stockholder pursuant to its cash election referenced in clause (a), if any, divided by (ii) $10.00; and (c) such stockholder’s earn-out pro rata share of any Earn-Out Shares to which such stockholder is entitled pursuant to the terms of the Merger Agreement.

Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the entity surviving the merger, which shall constitute the only outstanding shares of capital stock of the post-combination company. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the post-combination company into which they were converted.

Each share of SomaLogic common stock and SomaLogic preferred stock held in SomaLogic’s treasury or owned by the Company, Merger Sub or SomaLogic immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

The numbers of shares of CMLS II Class A common stock that SomaLogic stockholders are entitled to receive as a result of the Merger is based upon the number of shares of CMLS II Class A common stock, and as otherwise contemplated by the Merger Agreement shall be adjusted to appropriately reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into CMLS II Class A common stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to CMLS II Class A common stock occurring on or after the date of the Merger Agreement and prior to the Closing.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if during the Earn-Out Period, the Triggering Event occurs, then we will deliver or cause to be delivered to each applicable SomaLogic stockholder in accordance with such stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement), and Earn-Out Service Provider (in accordance with its respective earn-out pro rata share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), the Earn-Out Shares. Such issuance shall be upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

Closing and Effective Time of the Merger

Unless the parties otherwise mutually agree, the Closing will take place on the date which is three business days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) (such date, the “Closing Date”). Please see the section entitled “The Merger Agreement — Conditions to the Merger” beginning on page 140 for a more complete description of the conditions that must be satisfied prior to closing.

On the Closing Date, the Company and SomaLogic will effect the Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Merger will become effective at the time the certificate of merger has been duly filed. The time at which the Merger becomes effective is referred to in this proxy statement/prospectus as the “Effective Time”.

As of the date of this proxy statement/prospectus, the parties expect that the Merger will be effective during the [third] quarter of 2021. However, there can be no assurance as to when or if the Merger will occur.

If the Merger is not completed by December 31, 2021 (“Outside Date”), the Merger Agreement may be terminated by either the Company or SomaLogic. A party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the failure of the Closing to occur by the Outside Date is due primarily to the failure of the party seeking to terminate the Merger Agreement to fulfill any obligations of such party set forth in the Merger Agreement. Please see the section entitled “The Merger Agreement — Termination” beginning on page 142.

Treatment of Equity Awards

Each SomaLogic option that is outstanding as of immediately prior to the Effective Time shall be assumed by the Company and converted into an option to purchase an as-converted amount of CMLS II Class A common stock upon substantially the same terms and conditions as are in effect with respect to such SomaLogic option immediately prior to the Effective Time, including with respect to vesting, exercisability and termination-related provisions (each, a “Company Option”) except that (a) such Company Option shall provide the right to purchase that whole number of shares of CMLS II Class A common stock (rounded down to the nearest whole share) equal to the number of shares of SomaLogic common stock subject to such SomaLogic option as of immediately prior to the Effective Time and (b) the exercise price per share for each such Company Option shall be equal to the exercise price per share of such SomaLogic Option in effect immediately prior to the Effective Time (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the SomaLogic options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such SomaLogic options for purposes of Section 409A or Section 424 of the Code.

SomaLogic shall take all necessary actions to effect the treatment of SomaLogic options pursuant to the Merger Agreement in accordance with the SomaLogic, Inc. 2017 Equity Incentive Plan and SomaLogic, Inc. 2009 Equity Incentive Plan (collectively, the “SomaLogic Incentive Plan”) and the applicable award agreements and to ensure that no Company Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of the Company. The SomaLogic Board shall take all necessary actions, effective as of immediately prior to the Closing, in order to (i) provide that the unallocated share reserve remaining under the SomaLogic Incentive Plan as of the Closing Date (including any shares subsequently returned to such share reserve as a result of the termination of awards issued under the Company’s applicable stock plan) shall be included in the share reserve under the Incentive Plan, in accordance with the terms thereof, and (ii) provide that no new SomaLogic options will be granted under the SomaLogic Incentive Plan following the Closing. Prior to the Effective Time, SomaLogic shall deliver to each holder of a SomaLogic option a notice, in a form reasonably acceptable to the Company, setting forth the effect of the Merger on such holder’s SomaLogic options and describing the treatment of such SomaLogic options in accordance with the Merger Agreement.

The Company shall take all actions that are necessary for the assumption and conversion of SomaLogic options pursuant to the Merger Agreement. If registration of the issuance of the Company Options is required under the Securities Act, the Company shall file, as promptly as practicable after the date that is 60 days after the Form 8-K announcing the Closing is filed (or any such earlier date permitted by applicable law), a registration statement on Form S-8 with respect to such Company Options and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the applicable Company Options remain outstanding and such registration of the sale of the shares of CMLS II Class A common stock issuable thereunder continues to be required.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Subject to certain exceptions set forth in the Schedules, SomaLogic has agreed that, prior to the Closing or earlier valid termination of the Merger Agreement, it will, and cause its subsidiary to use commercially reasonable efforts to conduct and operate their respective businesses in the ordinary course except (i) to the extent that the Company otherwise consents in writing and such consent will not be unreasonably withheld, conditioned or delayed; (ii) as expressly contemplated by the Merger Agreement or SomaLogic Schedules; or (iii) as may be required by any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental entity (“Applicable Legal Requirements”) (including measures required by the COVID-19 pandemic).

In addition to the general covenants above, SomaLogic has agreed that prior to the Closing, subject to specified exceptions, it will not, and will cause its subsidiary not to, without the written consent of the Company (which may not be unreasonably withheld, conditioned or delayed):

•        except as otherwise required by any existing SomaLogic benefit plans, the Merger Agreement or Applicable Legal Requirements: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor except for any such person with an annual base salary or wage rate of less than $350,000 in the ordinary course of business; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor; (iii) enter into, amend (other than immaterial amendments) or terminate any SomaLogic benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an SomaLogic benefit plan if it had been in effect on the date of the Merger Agreement (other than annual renewal of welfare plans in the ordinary course of business that does not result in a material increase in cost to SomaLogic or its subsidiary (“SomaLogic Companies”)); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any SomaLogic benefit plan; (v) grant any equity or equity-based compensation awards; or (vi) terminate any employee or independent contractor (other than for cause), if such terminated employee or consultant receives, annual base compensation (or annual base wages or fees) in excess of $350,000; or (vii) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization respecting employees of SomaLogic Companies;

•        (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of SomaLogic in any owned intellectual property or licensed intellectual property, in each case, that is material to any of the businesses of SomaLogic Companies; (ii) extend, amend, waive, cancel or modify any material rights in or to any owned intellectual property or licensed intellectual property, in each case, that is material to any business of SomaLogic Companies; (iii) fail to diligently prosecute the patent applications owned by the SomaLogic other than applications the SomaLogic, in the exercise of its good faith business judgment, has determined to abandon; or (iv) divulge, furnish to or make accessible any trade secrets constituting material owned intellectual property or any trade secrets of any person to whom any of the SomaLogic Companies has a confidentiality obligation to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such trade secrets, other than, in each of (i) through (iv), in the ordinary course of business; provided, that in no event shall SomaLogic license on an exclusive basis or sell any material owned intellectual property;

•        except for transactions solely among SomaLogic and its subsidiary: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any of the SomaLogic Companies, other than pursuant to the terms of a SomaLogic option; (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such capital stock except as otherwise contemplated by the Merger Agreement), as applicable, in any of the SomaLogic Companies; (iv) declare, set aside or pay any dividend or make any other distribution; or (v) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, except as otherwise contemplated by the Merger Agreement;

•        amend its certificate of incorporation, bylaws or other comparable governing instruments of any of the SomaLogic Companies or form or establish any subsidiary;

•        (i) merge, consolidate or combine with any entity; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof (any of the foregoing, an “M&A Transaction”);

•        sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any material assets (other than intellectual property) or material properties, other than any sale, lease or disposition in the ordinary course of business or as set forth on the SomaLogic Schedules;

•        (i) issue or sell any debt securities or rights to acquire any debt securities of any of the SomaLogic Companies or guarantee any debt securities of another person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any indebtedness of, any person other than any of the SomaLogic Companies except for (A) loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of March 28, 2021, in each case set forth on the SomaLogic Schedules; provided, that any such amounts do not exceed $250,000 in the aggregate and remain with SomaLogic for general working capital expenditures in the ordinary course of business and (B) equipment financing arrangements entered into in the ordinary course of business; (iii) except in the ordinary course of business, create any material liens on any material property or assets of any of the SomaLogic Companies in connection with any indebtedness thereof (other than permitted liens as defined in the Merger Agreement); (iv) cancel or forgive any indebtedness owed to any of the SomaLogic Companies; (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business; or (vi) fail to comply with the material terms of the Existing Credit Agreements or take any action, or omit to take any action, that is an event of default under the Existing Credit Agreements;

•        release, assign, compromise, settle or agree to settle any legal proceeding material to the SomaLogic Companies, taken as a whole;

•        except in the ordinary course of business: (i) enter into any material or governmental contract that would have been considered a Company Material Contract or Material Current Government Contract (each as defined in the Merger Agreement) (other than pursuant to offers, bids or proposals made by any SomaLogic Companies on or prior to the date hereof that, if accepted, would result in a government contract) had it been entered into prior to March 28, 2021; (ii) waive, delay the exercise of, release or assign any material rights or claims under any material or governmental contract; (iii) materially amend any material or governmental contract; (iv) modify or amend any material term under the Existing Credit Agreement (other than in connection with obtaining the Existing Credit Agreement consents or as otherwise permitted herein) or terminate or allow the termination of the Existing Credit Agreements or any other commitments thereunder (other than in connection with obtaining the Existing Credit Agreement consents or as otherwise permitted by the Merger Agreement);

•        modify, amend or terminate in a manner that is materially adverse to the applicable SomaLogic Companies, taken as a whole, any material or government contract (other than pursuant to (i) offers, bids or proposals made by any SomaLogic Companies on or prior to the date hereof that, if accepted, would result in a government contract or (ii) requirements from any governmental entity to modify the scope of work under any government contract);

•        incur or enter into a contract requiring SomaLogic to make any capital expenditures in excess of $250,000 in any 12-month period;

•        except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices (regardless whether for general financial or tax purposes or any change in depreciation or amortization policies or rates adopted therein);

•        (i) make or rescind any material tax election; (ii) settle or compromise any material tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amendment to an material tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) knowingly surrender any claim for a refund of taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar legal requirement) with any governmental entity; (viii) incur any liability for taxes other than in the ordinary course of business; (ix) prepare any tax return in a manner inconsistent with past practice;(x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the intended tax treatment; or (xi) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of SomaLogic or any subsidiary of SomaLogic;

•        except for solely among the SomaLogic Companies, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on the SomaLogic Schedules as existing on March 28, 2021;

•        engage in any material new line of business; or

•        enter into any agreement or otherwise agree, commit or resolve to do any action prohibited by the foregoing.

Notwithstanding anything to the contrary in the Merger Agreement, SomaLogic may, in connection with COVID-19, take such actions in good faith as are reasonably necessary (x) to protect the health and safety of its employees and other individuals having business dealings with SomaLogic or (y) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to pandemic measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” and not be considered a breach of the covenants of the Merger Agreement; provided that, to the extent that SomaLogic took any actions pursuant to the immediately preceding clause that caused deviations from its business being conducted in the ordinary course of business, SomaLogic is to resume conducting its business in the ordinary course of business in all material respects as soon as reasonably practicable.

SomaLogic may agree to or consummate an M&A Transaction so long as: (1) the consideration payable only in cash, (2) the aggregate consideration payable does not exceed $200,000,000, and (3) the terms of such M&A Transaction are, in the reasonable judgment of SomaLogic’s and the Company’s respective boards of directors, on arms-length commercially reasonable terms; provided, that if the aggregate consideration payable in connection with such M&A Transaction is (a) $30,000,000 or less, the Company’s consent (not to be unreasonably withheld, conditioned or delayed) shall be required for SomaLogic to agree to or consummate such M&A Transaction and (b) greater than $30,000,000, the Company’s consent shall be required for SomaLogic to agree to or consummate such an M&A Transaction.

Nothing contained in the Merger Agreement shall give the Company, directly or indirectly, any right to control or direct the operations of the SomaLogic Companies prior to the Closing. Prior to the Closing, each of SomaLogic and the Company shall exercise, consistent with the other terms and conditions of the Merger Agreement, complete control and supervision over their respective businesses. On April 9, 2021, with the consent of the Company, SomaLogic repaid in full all amounts owed under the Madryn Credit Agreement and all related loan documents and security documents have been terminated.

The Company has agreed to certain restrictions on the business of CMLS II and its subsidiaries prior to the Closing. Specifically, the Company has agreed that prior to the Effective Time, except as expressly contemplated or permitted by the Merger Agreement, as required to comply with Applicable Legal Requirements (including measures required by the COVID-19 pandemic) or subject to certain specified exceptions, it will not, and it will not permit its subsidiary, without the written consent of SomaLogic (which may not be unreasonably withheld, conditioned or delayed):

•        declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•        purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of the Company or any of its subsidiaries;

•        other than in connection with the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

•        amend its certificate of incorporation, bylaws or other comparable governing instruments of the Company or its subsidiaries or form or establish any subsidiary;

•        (i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

•        incur any indebtedness or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business; provided, however, that Company shall be permitted to incur indebtedness (which shall constitutes a transaction cost by the terms of the Merger Agreement) from its affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Company in due course on a non-interest basis and otherwise on arms-length terms and conditions and repayable at Closing;

•        except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

•        (i) make or rescind any material tax election (ii) settle or compromise any material tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amendment to any material tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) knowingly surrender any claim for a refund of taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar legal requirement) with any governmental entity; (viii) create any material liens on any material property or assets of the Company or Merger Sub; (ix) incur any liability for taxes other than in the ordinary course of business; or (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the intended tax treatment of the Business Combination;

•        liquidate, dissolve, reorganize or otherwise wind up the business or operations of the Company or Merger Sub;

•        commence, settle or compromise any legal proceeding;

•        engage in any material new line of business;

•        amend the Trust Agreement or any other agreement related to the Trust Account;

•        (i) adopt or amend any employee benefit plan, or enter into any employment contract or collective bargaining agreement other than a long term incentive plan or an employee stock purchase plan, or (ii) hire any employee or any other individual to provide services to the Company or its subsidiaries;

•        (i) enter into any material or other contract that will not be terminable for convenience on or before Closing without requiring the payment of any amount or any post-Closing liability or obligation, (ii) modify, amend or terminate any material contract or (iii) waive, delay the exercise of, release or assign any material rights or claims under any material contract;

•        make any expenditures utilizing funds in the Trust Account; or

•        enter into any agreement or otherwise agree, commit or resolve to do any action prohibited by the foregoing.

Trust Account

The Company has agreed to make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement (as defined in the Merger Agreement) for the following: (a) the redemption of any shares of Company common stock in connection with the redemption offer in relation to the public shares; (b) the payment obligations of the Company with respect to certain expenses, as set forth in the Merger Agreement; and (c) the balance of the assets in the Trust Account, if any, after payment of the foregoing to be disbursed to the Company.

HSR Act and Regulatory Approvals

SomaLogic and the Company have agreed to comply promptly but in no event later than 10 business days after the date of the Merger Agreement with the notification and reporting requirements of the HSR Act. SomaLogic and the Company have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust.

SomaLogic and the Company have agreed to promptly furnish to the other copies of all substantive written communications received by, them or any of their respective affiliates and any governmental authority with respect to the transactions contemplated by the Merger Agreement, and SomaLogic and the Company have agreed to permit counsel to the other an opportunity to review in advance any proposed substantive written communications by SomaLogic and the Company (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Merger Agreement and incorporate reasonable comments thereto. SomaLogic and the Company have agreed to (a) give the other prompt written notice of the commencement of any legal proceeding with respect to the transactions contemplated by the Merger Agreement and (b) to the extent reasonably practicable, consult with the other party in advance of its participation in any substantive meeting or discussion with any governmental entity in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated thereunder and, to the extent permitted by such governmental entity, give the other party the opportunity to also attend such meeting or discussion.

Each of the Company and SomaLogic has agreed to promptly and in good faith respond to any information or document requests from the Antitrust Division of the U.S. Department of Justice and the FTC.

Each of the Company and SomaLogic have agreed to pay 50% of all filing fees required by governmental entities payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Merger Agreement.

Proxy Solicitation

The Company and SomaLogic have agreed to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold, no later than 45 days after this proxy statement/prospectus is mailed, the Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to the Company’s stockholders in compliance with applicable law, and (iii) solicit proxies from the holders of Company common stock to vote in favor of each of the proposals contained in this proxy statement/prospectus. The Company has agreed, through the CMLS II Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus (“Company board recommendation”) and to include the Company board recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. Except as otherwise required by Applicable Legal Requirements, the CMLS II Board will not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company board recommendation (a “Company change in recommendation”); provided, that the Company’s obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting as contemplated by the foregoing shall not be affected by any Company change in recommendation. Notwithstanding the foregoing, if on a date for which the Special Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of common stock to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Special Meeting; provided, that in the event of such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the reason for such postponement or adjournment has been resolved.

Consent Solicitation

SomaLogic has agreed to take all action necessary to solicit the SomaLogic Stockholder Approval via written consent as soon as practicable after the registration statement of which this proxy statement/prospectus is part becomes effective. SomaLogic will provide the Company with copies of all written consents it receives within one business day of receipt of the SomaLogic Stockholder Approval. If the SomaLogic Stockholder Approval is obtained, then promptly following the receipt of the required written consents, SomaLogic will prepare and deliver to its stockholders who have not consented the notice required by Section 228I and 262 of the DGCL. To the extent the SomaLogic Stockholder Approval is not delivered as described above, then SomaLogic has agreed to take all action necessary to duly call, given notice, convene and hold the SomaLogic Stockholders Meeting as soon as practicable, and, in connection therewith, SomaLogic will (a) mail a stockholder information statement and proxy solicitation which will include, without limitation, this proxy statement/prospectus and a notice of dissent and appraisal rights as required under applicable Delaware law to the holders of SomaLogic common stock in advance of such meeting for the purpose of soliciting from the holders of SomaLogic common stock proxies to vote in favor of the adoption of the Merger Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the SomaLogic stockholders required by applicable law to obtain such approval. SomaLogic will keep the Company and the Merger Sub updated with respect to proxy solicitation results as requested by the Company or the Merger Sub. Once the SomaLogic Stockholders Meeting has been called and noticed, SomaLogic will not postpone or adjourn the SomaLogic Stockholders Meeting without the consent of the Company (other than: (i) in order to obtain a quorum of its stockholders; or (ii) as reasonably determined by SomaLogic to comply with applicable law). SomaLogic will use its reasonable best efforts to cooperate with the Company to hold the SomaLogic Stockholders Meeting on the same day and at the same time as the Special Meeting as soon as reasonably practicable, and to set the same record date for each such meeting.

Unless the Merger Agreement has been terminated in accordance with its terms, SomaLogic’s obligation to solicit written consents from the SomaLogic stockholders to obtain the SomaLogic Stockholder Approval will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any other acquisition proposal.

In connection with the execution of the Merger Agreement, CMLS II entered into the Stockholder Support Agreement with certain stockholders of SomaLogic, pursuant to which, among other things, such stockholders have agreed, respectively, to execute written consents with respect to their shares of SomaLogic stock held of record or thereafter acquired in favor of the Merger and related matters, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.

No Solicitation

During the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing , SomaLogic has agreed not to, and shall cause its subsidiary not to and shall use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•        solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the Company and its agents, representatives, advisors) concerning any merger, sale of ownership interests and/or assets of SomaLogic, recapitalization or similar transaction (each, a “SomaLogic Business Combination”);

•        enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SomaLogic Business Combination; or

•        commence, continue or renew any due diligence investigation regarding a SomaLogic business combination.

In addition, SomaLogic shall, and shall cause its subsidiary and the SomaLogic stockholders to, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person or entity with respect to any SomaLogic Business Combination.

During the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing, the Company and Merger Sub shall not, and shall direct their respective representatives not to, directly or indirectly:

•        solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than SomaLogic, the SomaLogic stockholders and their respective representatives) concerning any merger, purchase of ownership interests or assets of the Company, recapitalization or similar business combination transaction (each, a “Company Business Combination”);

•        enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or

•        commence, continue or renew any due diligence investigation regarding a Company Business Combination. The Company and Merger Sub shall, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person or entity with respect to any Company Business Combination.

Each party to the Merger Agreement is to promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other parties (and in the case of the Company’s receipt of a Company Business Combination Proposal, the Company shall also provide notice to SomaLogic) if it or, to its knowledge, any of its or its representatives receives any inquiry, proposal, offer or submission with respect to a SomaLogic Business Combination or Company Business Combination, as applicable (including the identity of the person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of the Merger Agreement. If either party or its representatives receives an inquiry, proposal, offer or submission with respect to a SomaLogic Business Combination or Company Business Combination, as applicable, such party must provide the other parties with a copy of such inquiry, proposal, offer or submission (and in the case of the Company’s receipt, the Company shall also provide copies to SomaLogic).

Nasdaq Listing

Through the Closing, the Company has agreed to use reasonable best efforts to ensure it remains listed as a public company on, and for shares of Company common stock to be listed on, the Nasdaq or other national securities exchange. The Company has agreed to use commercially reasonable efforts to cause the common stock to be issued in connection with the Merger (including the common stock to be issued pursuant to payment of the earn-out consideration) to be approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

After the Closing, the Company shall use commercially reasonable efforts to: (a) continue the listing for trading of the Company common stock and Company warrants on Nasdaq or other national securities exchange; and (b) in the event any Earn-Out Shares become issuable pursuant to the Merger Agreement, cause such Earn-Out Shares to be approved for listing on Nasdaq or other national securities exchange.

Indemnification and Directors’ and Officers’ Insurance

From and after the Closing, the Company has agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each present and former director and officer of the SomaLogic Companies as provided in their respective certificates of incorporation (if applicable), bylaws and other organizational documents or in any indemnification agreement with respect to SomaLogic Companies. Without limiting the foregoing, the Company has agreed to use reasonable best efforts to cause the SomaLogic Companies to, (i) maintain for a period of not less than six years from the Closing the provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents or in any indemnification agreements (as in effect immediately prior to Closing) concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. The Company has agreed to assume, and be liable for, and shall use reasonable best efforts to cause the SomaLogic Companies to honor, each of the covenants described in this paragraph.

Prior to the Closing, SomaLogic has agreed to use reasonable best efforts to, purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (“D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such person that is a director or officer of the Company or its subsidiary currently covered by directors’ and officers’ liability insurance policy of the Company or its subsidiary on terms with respect to coverage, deductibles and amounts on less favorable than those of such policy in effect on the date of the Merger Agreement and covering claims for the six year period following the Closing. The Company shall use reasonable best efforts to cause the SomaLogic Companies to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the SomaLogic Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance.

Financing

The Company has agreed not to permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, any of the Subscription Agreements, in each case, without the prior written consent of SomaLogic (such consent not to be unreasonably withheld, conditioned or delayed in respect of any such amendment, modification, waiver or replacement that is not and would not reasonably be expected to be materially adverse to SomaLogic or the SomaLogic stockholders).

The Company has further agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper and advisable to consummate the purchases contemplated by the subscription agreements on the terms and conditions described or contemplated therein.

Extension

The Company (on behalf of itself and Merger Sub) and SomaLogic (on behalf of its stockholders) may (i) extend the time for performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made to the other party contained in the Merger Agreement, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party.

Registration Rights

In connection with the closing of the Business Combination, the Company, the Sponsor and certain other parties thereto (collectively, the “rights holders”) expect to enter the Amended and Restated Registration Rights Agreement and comply with the terms of an amended and restated registration rights agreement in favor of any holder of Company common stock, treating shares of common stock held by such holder as registrable securities thereunder.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•        SomaLogic and the Company cooperating on the preparation and efforts to make effective the registration statement on Form S-4 of which this proxy statement/prospectus is part;

•        SomaLogic and the Company providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to SomaLogic’s and the Company’s (as applicable) and its subsidiary’s properties, records, systems, contracts and commitments;

•        SomaLogic and its controlled affiliates, officers, directors and employees agreeing not to engage in transactions involving securities of the Company without the Company’s prior written consent;

•        SomaLogic waiving claims to the Trust Account in the event that the Merger does not consummate;

•        the Company agreeing to take all actions necessary or appropriate to cause certain appointments to the board of directors of the post-combination company;

•        the Company keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•        the Company taking steps to exempt the acquisition of common stock from Section 16(a) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•        cooperation and reasonable best efforts between SomaLogic and the Company in obtaining any necessary third-party consents required to consummate the Merger;

•        agreement to promptly provide the other party with written notice of any event or development that would cause any closing conditions to not be satisfied or would require a supplement or amendment to the proxy statement/prospectus;

•        the Company agreeing to adopt the Incentive Plan and the ESPP provided in the exhibits to the Merger Agreement;

•        agreement relating to the transfer of taxes, filing of tax returns, an intended tax treatment of the transactions contemplated by the Merger Agreement;

•        confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby; and

•        the Company, on its own behalf and on behalf of its affiliates and representatives, has agreed to a release of certain claims against SomaLogic, each SomaLogic stockholders, its affiliates and its and their respective related parties, and the SomaLogic stockholders (solely in their capacity as a stockholder of SomaLogic), on its own behalf and on behalf of each of its affiliates and representatives, have agreed to a release of certain claims against the Company and the SomaLogic Companies, in each case subject to certain exceptions as set forth in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties made by SomaLogic to the Company relating to a number of matters, including but not limited to, the following:

•        corporate organization and qualification;

•        subsidiaries;

•        capitalization;

•        due authorization;

•        no conflict; governmental consents and filings;

•        legal compliance; approvals;

•        governmental contracts;

•        financial statements;

•        no undisclosed liabilities;

•        absence of certain changes or events;

•        litigation;

•        benefit plans;

•        labor relations;

•        real property; tangible property

•        taxes;

•        environmental matters;

•        brokers; third party expenses;

•        intellectual property;

•        privacy & cybersecurity; HIPAA Compliance;

•        agreements, contracts and commitments;

•        insurance;

•        affiliate matters;

•        certain provided information;

•        absence of certain business practices;

•        government grants and incentives;

•        Office of Inspector General of the United States;

•        suppliers and customers; and

•        disclaimer of other warranties.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect”. For purposes of the Merger Agreement, a “material adverse effect” with respect to SomaLogic means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the SomaLogic Companies, taken as a whole; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a material adverse effect has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19), epidemics, disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other natural or man-made disasters, or any worsening thereof; (iii) changes attributable to the public announcement or pendency of the transactions contemplated by the Merger Agreement (including the impact thereof on relationships with customers, suppliers, employees or governmental entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement (including measures relating to the COVID-19 pandemic); (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which SomaLogic operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a material adverse effect; or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement; provided, however, that if a change or effect related to clauses (iv) through (vii) disproportionately adversely affects the SomaLogic Companies, taken as a whole, compared to other persons operating in the same industry as the SomaLogic Companies, then such disproportionate impact may be taken into account in determining whether a material adverse effect has occurred.

The Merger Agreement also contains representations and warranties made by the Company to SomaLogic relating to a number of matters, including the following:

•        corporate organization and qualification;

•        company subsidiaries;

•        capitalization;

•        authority;

•        no conflict; required filings and consents;

•        compliance; approvals;

•        Company SEC reports and financial statements;

•        absence of certain changes or events;

•        litigation;

•        business activities; liabilities;

•        Company material contracts;

•        Company listing;

•        equity financing amount;

•        the Trust Account;

•        taxes;

•        information supplied;

•        employees; benefit plans;

•        board approval; stockholder vote;

•        title to assets;

•        affiliate transactions;

•        brokers; and

•        disclaimer of other warranties.

The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “The Merger Agreement — Termination”, if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully breached the Merger Agreement or committed intentional fraud in the making of the representations and warranties in the Merger Agreement.

This summary and the copy of the Merger Agreement attached to the proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by the Company and SomaLogic, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of the Company, SomaLogic or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Merger

Conditions to Each Party’s Obligations

The respective obligations of each of SomaLogic and the Company to complete the Merger are subject to the satisfaction of the following conditions:

•        the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the requisite vote of the Company’s stockholders;

•        the Company must have $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(i) of the Exchange Act) following the exercise by the holders of Company common stock issued in the Company’s IPO of securities and outstanding immediately before Closing of their right to convert their Company common stock into a pro rata share of the Trust Account in accordance with the Company’s organizational documents;

•        the applicable waiting period(s) under the HSR Act and, if required, any other applicable antitrust law in respect of the transactions contemplated by the Merger Agreement must have expired or been terminated, and the parties to the Merger Agreement have received or been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all governmental entities in connection with the execution, delivery and performance of the Merger Agreement and the related transactions set forth on the Schedules; and

•        there must be no provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the transactions contemplated by the Merger Agreement must be in effect and no temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of such transactions may be in effect.

Conditions to Obligations of the Company

The obligation of the Company to complete the Merger is also subject to the satisfaction, or waiver by the Company, of the following conditions:

•        the representations and warranties of SomaLogic related to organization, qualification, subsidiaries, due authorization, brokers and third party expenses, and absence of certain business practices must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date); the representations and warranties of SomaLogic set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of SomaLogic set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        SomaLogic must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects;

•        SomaLogic must have delivered to the Company a certificate signed by an executive officer of SomaLogic certifying that the two preceding conditions have been satisfied;

•        the SomaLogic Stockholder Approval shall have been obtained;

•        no material adverse effect may have occurred since the date of the Merger Agreement that is continuing; and

•        SomaLogic must have delivered, or caused to have been delivered, or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the company pursuant to the Merger Agreement, duly executed by the applicable signatory or signatories specified therein, if any.

Conditions to Obligations of SomaLogic

The obligation of SomaLogic to complete the Merger is also subject to the satisfaction or waiver by SomaLogic of the following conditions:

•        the representations and warranties of the Company related to organization, qualification, subsidiaries, authority in relation to the Merger Agreement and business activities and liabilities must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date); the representations and warranties of the Company set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of the Company set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of SomaLogic to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        the Company and Merger Sub must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects;

•        the Company must have delivered to SomaLogic a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying that the two preceding conditions have been satisfied;

•        the Company must have delivered or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to the Merger Agreement, duly executed by the Company and Merger Sub, as applicable;

•        the Company must have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant the Merger Agreement, available to the Company for payment of the cash payment amount to be paid at Closing, and the Company’s and SomaLogic transaction costs at the Closing;

•        the funds contained in the Trust Account, together with the Subscription Agreements to be received substantially concurrently with the Closing, must equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any exercise of the redemptions by the Company stockholders;

•        the shares of Company common stock to be issued in connection with the Merger must have been approved for listing on the Nasdaq; and

•        no material adverse effect must have occurred since the date of the Merger Agreement and be continuing.

Termination

Mutual termination rights

The Merger Agreement may be terminated and the transactions abandoned:

•        by mutual written agreement of the Company and SomaLogic;

•        by either the Company or SomaLogic if the transactions contemplated by the Merger Agreement have not been consummated by December 31, 2021 (“Outside Date”); provided, however, that the right to terminate is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

•        by either the Company or SomaLogic if a governmental entity has issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, including the Merger, which order or other action is final and nonappealable; or

•        by either the Company or SomaLogic, if, at the Special Meeting (including any adjournments thereof), the required approvals are not duly adopted by the stockholders of the Company by the requisite vote under the DGCL and the organizational documents of the Company.

SomaLogic termination rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned by SomaLogic:

•        upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of the Company or Merger Sub, or if any representation or warranty of the Company or Merger Sub must have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty must have become untrue; provided, that if such breach by the Company or Merger Sub is curable by the Company or Merger Sub prior to the Closing, then the Company must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) 30 days after delivery of written notice from SomaLogic to the Company of such breach; and (ii) the Outside Date; provided, further, that each of the Company and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that SomaLogic may not terminate the Merger Agreement if: (A) it must have materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by the Company or Merger Sub is cured during such 30-day period); or

•        if the redemptions by the Company stockholders result in the Aggregate Transaction Proceeds Condition becoming incapable of being satisfied at the Closing.

Company termination rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned by the Company upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of SomaLogic or if any representation or warranty of SomaLogic must have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty must have become untrue; provided, that if such breach is curable by SomaLogic prior to the Closing, then the Company must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) 30 days after delivery of written notice from the Company to SomaLogic of such breach; and (ii) the Outside Date; provided, further, that SomaLogic continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate the Merger Agreement if: (A) it must have materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by SomaLogic is cured during such 30-day period).

Effect of Termination

In the event of termination of the Merger Agreement, such termination will be effective immediately upon the delivery of written notice of the terminating party to the other parties. If the Merger Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties, unless a party willfully breached the Merger Agreement or committed intentional fraud in the making of the representations and warranties in the Merger Agreement. However, the provisions concerning SomaLogic’s waiver of any claims against the Trust Account, confidentiality, termination and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement.

Amendments

The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties; provided that, following the receipt of approval of the transactions contemplated by the Merger Agreement by the SomaLogic stockholders, there shall be no amendment to the Merger Agreement (or any of the provisions hereof) which under the DGCL or other Applicable Legal Requirements would require further approval by the stockholders of SomaLogic in accordance with the organizational documents of SomaLogic without such approval.

In order to avoid any possibility for confusion, counsel for SomaLogic and counsel for the Company have each agreed to provide a modification to the Merger Agreement to address scriveners errors relating to (i) the capitalization of SomaLogic and the number of its shares issued and outstanding and (ii) the aggregate consideration thresholds requiring consent of the Company in order for SomaLogic to agree to or consummate a merger or acquisition between the signing and the closing of the Business Combination, as specified in the Merger Agreement.

Specific Performance

The parties to the Merger Agreement agree that it may be difficult to prove damages with reasonable certainty or to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each of the parties to the Merger Agreement therefore agree that each such party shall be entitled to enforce specifically the terms and provisions of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

Stock Market Listing

Application will be made by the Company to have the shares of Company common stock to be issued in the Merger approved for listing on Nasdaq or other national securities exchange, which is the principal trading market for existing shares of Company common stock. It is a condition to SomaLogic’s obligation to complete the Merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Each of the transaction costs of the Company and SomaLogic shall include 50% of any filing fees required by governmental entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of the merger agreement, the performance of the obligations thereunder and the consummation of the transactions contemplated by the merger agreement, including filing fees in connection with filings under the HSR Act.

Related Agreements

This section describes the material provisions of the Related Agreements, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Forms of the Forfeiture Agreement, Stockholder Support Agreement, Sponsor Support Agreement and Subscription Agreement are attached hereto as Annexes G, H, I, and J, respectively. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Company, the Sponsor and certain other parties thereto (collectively, the “rights holders”) expect to enter the Amended and Restated Registration Rights Agreement, which will amend and restate in its entirety the existing registration rights agreement, dated February 22, 2021, by and between CMLS II and the parties thereto. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, CMLS II is to prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable shares under the Amended and Restated Registration Rights Agreement. CMLS II is further required to use commercially reasonable efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and five business days after the SEC notifies CMLS II that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the rights holders may demand at any time or from time to time, that CMLS II file a registration statement on Form S-1 or Form S-3 to register certain shares of CMLS II Class A common stock held by such rights holders. The Amended and Restated Registration Rights Agreement will also provide the rights holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Forfeiture Agreement

In connection with the execution of the Merger Agreement, the Company and the Sponsor entered into the Forfeiture Agreement whereby the Sponsor agreed to forfeit certain of its CMLS II Class B common stock. Under the Forfeiture Agreement, up to 33% of Sponsor’s shares are subject to forfeiture based on the extent of redemptions from the Trust Account, such that Sponsor shall forfeit the full 33% of such shares if there are redemptions for 100% of the Trust Account and no shares if there are 0% redemptions (with the portion of such 33% of Sponsor’s shares that are forfeited adjusting on a linear basis in between 100% and 0% redemptions from the Trust Account).

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, CMLS II entered into the Stockholder Support Agreement with certain stockholders of SomaLogic, pursuant to which, among other things, such stockholders have agreed, respectively, to execute written consents with respect to their shares of SomaLogic stock held of record or thereafter acquired in favor of the Merger and related matters, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with the Company and SomaLogic, pursuant to which, among other things, the Sponsor agreed to vote all shares of Company common stock beneficially owned by the Sponsor in favor of each of the proposals and any other matters necessary or reasonably requested by SomaLogic for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and against any other competing business combination proposal.

The Sponsor Support Agreement provides that the Sponsor will not redeem any of the Company’s shares of common stock in connection with the Merger.

The Sponsor also agreed, subject to certain exceptions, not to (a) transfer any of its CMLS II Class B common stock or private placement warrants, (b) enter into any swap or other arrangement that transfers to another the Sponsor’s CMLS II Class B common stock or private placement warrants, and (c) publicly announce any intention to effect any transaction specified by the foregoing until the earlier of (i) the Effective Time, (ii) such date and time as the Merger Agreement is terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”), and (iii) the liquidation of the Company subsequent to the Closing.

The Sponsor Support Agreement provides for the terms of the Sponsor’s lock-up period with respect to its capital stock and warrants, the agreement also provides that no amendment may be made to the Inside Letter.

The Sponsor Support Agreement shall terminate and be of no further force or effect upon the earliest of: (i) the Expiration Time, (ii) the liquidation of the Company, and (iii) the written agreement of the Company, Sponsor and SomaLogic. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under such agreement will terminate, without any liability or other obligation on the part of any party to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of the Sponsor Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Support Agreement prior to such termination.

Insider Letter

In connection with the underwriting agreement and the IPO of the Company, the Company, the Sponsor and each insider and the Sponsor entered into the Insider Letter providing for a lock-up in relation to the Sponsor’s Class B common stock of the Company or any shares of Class A common stock of the Company until the earlier of (a) one year after the completion of the Company’s initial business combination and (b) subsequent to the business combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-day trading day period commencing at least 150 days after the Company’s initial business combination, or (y) the date following the completion of the Company’s initial business combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A common stock for cash securities or other property. The Sponsor and each insider also agreed not to transfer any private placement warrants (or any share of Class A common stock issued or issuable upon the exercise of the private placement warrants), until 30 days after the completion of a business combination.

Subscription Agreements

In connection with the Business Combination, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 37,500,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $375,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment will be consummated substantially concurrently with the Closing.

Lock-up Agreements

In connection with the execution of the Merger Agreement, SomaLogic agrees to use reasonable best efforts to obtain a Stockholder Lock-Up Agreement from each SomaLogic stockholder holding more than 1% of the outstanding capital stock of SomaLogic. Pursuant to such Stockholder Lock-Up Agreement, each stockholder agrees, from the Closing Date until the earliest of (a) the date that is 180 calendar days from the Closing Date, and (b) the date following the Closing Date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Company capital stock for cash, securities or other property; not to (i) sell, offer to sell, contract or agree to sell, hypothecate pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to shares of CMLS II Class A common stock issued to such shareholder pursuant to the Merger Agreement (such shares of CMLS II Class A common stock, the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). Notwithstanding the foregoing, the referred shareholder may take any of the actions specified in clauses (i), (ii) and (iii) above at any time after the first date on which the closing price of CMLS II Class A common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of CMLS II and SomaLogic. The following is a brief description of the background of these negotiations and the resulting Merger Agreement and proposed Business Combination.

CMLS II is a blank check company incorporated in Delaware on December 15, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. It was CMLS II’s intention to capitalize on the substantial deal sourcing, investing and operating expertise of CMLS II’s management team to identify and combine with one or more businesses in the life sciences industry, where there is an opportunity to create significant stockholder value by assisting one or more companies in accessing the public markets to provide capital to facilitate the growth of their business.

On February 25, 2021, we consummated our IPO of 27,600,000 units, with each unit consisting of one share of Class A common stock and one-fifth of one warrant, generating total gross proceeds of $276,000,000. Prior to the consummation of our IPO, our Sponsor purchased 6,900,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. Simultaneously with the consummation of our IPO, we consummated the private sale of 5,013,333 warrants to our Sponsor and certain of our directors, each of which entitles the holder to purchase one share of CMLS II Class A common stock at an exercise price of $11.50 per share, at a price of $1.50 per warrant, generating gross proceeds of approximately $7,250,000.

Prior to the consummation of our IPO, neither CMLS II, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with CMLS II.

After our IPO, our officers and directors, leveraging their experience in the life science industry, began evaluating prospective businesses or assets to acquire in our initial business combination. Management had initially identified seven potential acquisition targets for evaluation, including SomaLogic, based upon the management team’s experience in the life sciences industry.

SomaLogic is a commercial stage proteomics company and had sought to grow its business. Cowen and Company, LLC (“Cowen”) was engaged by SomaLogic in December 2019 as its financial advisor in connection with a potential debt and/or equity financing. In July 2020, Cowen’s engagement with SomaLogic was expanded to include serving as financial advisor to SomaLogic in connection with a potential transaction with a special purpose acquisition company (“SPAC”).

Casdin Capital LLC (“Casdin Capital”), with which Eli Casdin is affiliated, has been an investor in the life sciences industry for over 10 years and has had familiarity with SomaLogic for a number of years. On November 20, 2020, Casdin Capital, through its affiliated investment funds, participated in a Series A preferred stock private funding round for SomaLogic (the “Series A Financing”) as described in the section entitled “Certain Relationships and Related Party Transactions — SomaLogic’s Related Party Transactions”. Following the closing of the Series A Financing, certain entities with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin joined the board of directors of SomaLogic upon being designated by the holders of SomaLogic’s Series A preferred stock pursuant to the terms of the Series A Financing.

On December 20, 2020, Cowen met with SomaLogic management and a sub-committee of the board of directors to discuss private-to-public transition options for SomaLogic. Later, on February 11, 2021, the same group convened and discussed recent developments. Cowen provided a general update on valuations of public trading comparables in the life science tools and diagnostic sector and benchmarking recent IPO and SPAC merger transactions to provide illustrative valuations for SomaLogic.

Selected public company comparables provided to SomaLogic included: Exact Sciences, 10X Genomics, Invitae, Adaptive, Evotec, Abcam, Veracyte, Seer, NanoString, Quanterix, 908 Devices and Personalis. Cowen provided illustrative valuation metrics to SomaLogic, including: equity market value as of February 10, 2021 (with a mean of $7,787 million and a median of $5,103 million), enterprise value as of February 10, 2021 (with a mean of $7,654 million and a median of $4,969 million), and forward multiples based on enterprise value to forward revenue, as of February 10, 2021 (with a mean of 26.5x and a median of 22.3x based on calendar year 2021 revenues and a mean of 20.6x and a median of 17.7x based on calendar year 2022 revenues).

The recent IPOs provided to SomaLogic included: Invitae, Guardant, Personalis, Adaptive, 10X Genomics, Burning Rock Dx, Berkeley Lights and Seer. The recent precedent SPAC merger transactions provided to SomaLogic included: Nautilus Biotechnology and Sema4. Cowen provided the following transaction related data for each of the selected transactions: deal size (with a mean of $325 million and a median of $305 million for the selected transactions), fully-diluted pre-money market value (with a mean of $1,383 million and a median of $1,454 million for the selected transactions), and current enterprise value as of February 10, 2021 (with a mean of $6,672 million and a median of $4,165 million for each company). Cowen also provided the multiples used in pricing each transaction based on enterprise value to forward revenue (with a mean of 10.8x and a median of 10.6x for “first year” and a mean and median of 7.2x for “second year” for each transaction), and current multiples based on enterprise value to forward revenue, as of February 10, 2021 (with a mean of 36.4x and a median of 38.9x for “first year” and a mean of 26.3x and a median of 28.5x for “second year” for each company). For comparative purpose, Cowen also illustrated that the mean and median pricing multiples for the precedent transactions were substantially lower than the implied multiples for SomaLogic, based upon the valuation range being contemplated (and for the valuation it ultimately received, which was within this range).

In January 2021, CM Life Sciences, Inc., a separate SPAC in which an affiliate of Mr. Casdin and Casdin Capital was a sponsor and of which Mr. Casdin served as chief executive officer and a director, provided information on itself in connection with seeking to begin a process of exploring the feasibility of a possible transaction involving that SPAC, SomaLogic and a subsidiary of a third company. Prior to any substantive discussions regarding such a transaction, that separate SPAC entered into an exclusivity arrangement with a different business combination target.

On February 22, 2021, SomaLogic hosted a virtual kick-off meeting to organize an overall business combination process, introduce members of its business and legal teams and organize an approach for a potential SPAC merger process and potential PIPE financing. Present at the meeting were representatives from SomaLogic, Cowen and J.P. Morgan Securities LLC’s (“J.P. Morgan”) M&A advisory group, joint financial advisors to SomaLogic, and Reed Smith LLP (“Reed Smith”), legal counsel to SomaLogic. Representatives from Cowen and J.P. Morgan’s M&A advisory group discussed a transaction and process overview, key questions and overview to potential SPAC partners, key deliverables for a SPAC process, and other key items required to prepare as part of launching a potential process.

On February 26, 2021, Shaun Rodriguez, Chief Strategy Officer of CMLS II spoke with Dr. Smythe and other representative of SomaLogic and was informed that SomaLogic was running a formal process seeking indications of interest regarding a potential business combination, and that if CMLS II was interested in exploring a possible transaction, it should  provide a written proposal or non-binding letter of intent by March 5, 2021.

On March 4, 2021, CMLS II held a board meeting and reviewed seven potential target companies for a business combination, including SomaLogic. In evaluating potential acquisition targets, CMLS II generally considered the following factors: the potential scientific or business advantages of the potential target, the potential risk-adjusted equity returns for CMLS II stockholders offered by the potential target, the potential target’s knowledge of the sector within which they operate, the backgrounds and experience of the key personnel of the potential target, the size and maturity of the potential target, the readiness of the potential target to operate as a publicly traded company, and the growth profile of the potential target and its business. At that meeting, Mr. Casdin reviewed his relationship to SomaLogic, noted that representatives of SomaLogic had advised CMLS II that it was running a formal process seeking indications of interest regarding a potential business combination, that it sought such indications by March 5, 2021 and Mr. Casdin indicated that CMLS II planned to deliver a non-binding letter of intent by such date.

On March 5, 2021, CMLS II delivered a non-binding letter of intent (“LOI”). The LOI detailed material proposed terms for a possible business combination. The proposed terms of the LOI included that (i) three members of the CMLS II team would join the board of directors of the combined public company, (ii) the pre-money equity value of SomaLogic of $1.2 billion; (iii) sources of funds would be expected to include up to $276 million of cash available from the trust account and $225 million from existing Forward Purchase Agreements and from certain institutional investors under private placement agreements (the “PIPE Investment”). The merger consideration payable to existing stockholders of SomaLogic would be 125,000,000 shares of newly-issued shares of common stock of CMLS II at an indicative purchase price of $10 per share (assuming no cash elections will be made by SomaLogic stockholders).

CMLS II’s valuation methodology consisted of precedent transactions, comparable public companies and discounted cash flow (DCF) analyses. For the precedent transactions analysis, CMLS II looked at other recent SPAC or IPO transactions in the proteomics space, including those of Nautilus, QuantumSi and Seer. For the comparable public companies analysis we considered the EV/2022E revenue multiples of comparable companies, including Adaptive, Natera, Personalis, and Quanterix. CLMS II selected this group of companies based on business model (i.e., service vs. product), having a biopharma-focused customer base today, and having a proprietary technology that enables access to broad market segments. The DCF analysis was performed based on SomaLogic’s projections, an 11% discount rate and 3% terminal growth rate. Based on these analyses, after adjusting for estimated cash and debt at closing, CMLS II derived an implied equity value of $1.2 billion.

On March 7, 2021, SomaLogic returned a revised draft LOI via Cowen and J.P. Morgan’s M&A advisory group to CMLS II with changes, among others, proposing $1.3 billion pre-money equity valuation, increasing the funds raised from Forward Purchase Agreements and the PIPE Investment to $250 million, including a 14 day timeline for filing of the registration statement following signing of the merger agreement, adding terms regarding the forfeiture of shares in relation to redemptions by investors prior to closing (using the product of one-third of founder shares and the percentage of shares redeemed, provided that no forfeiture will be required if the product is less than 3%), including an additional issuance of five million shares to existing SomaLogic stockholders if, during a five year period following the Closing, the Company share price during 20 out of 30 consecutive trading days traded above $20 (“$50M earn-out”). SomaLogic also requested that if the closing did not occur as a result of CMLS II minimum cash failure or failure to obtain stockholder vote, CMLS II reimburse SomaLogic’s out-of-pocket expenses.

On March 8, 2021, Cowen, J.P. Morgan’s M&A advisory group, Reed Smith and SomaLogic had a virtual meeting to discuss the LOI proposal, including financial and non-financial benefits and value considerations. Cowen and J.P. Morgan’s M&A advisory group led a presentation that included a comparison of the total value to the Company and to the Company’s shareholders, and the benefits and risks associated with (1) a pre-money valuation of $1.25 billion with the $50 million earn-out and (2) a pre-money valuation of $1.3 billion and no earn-out shares. The presentation by Cowen and J.P.Morgan’s M&A advisory group also covered the advantages that an earn-out could present in connection with marketing the PIPE Investment to prospective investors and the potential to create a long-term shareholder base through the PIPE process. Cowen and J.P. Morgan’s M&A advisory group advised the Board that in their view the proposal with the earn-out component would, among other things, indicate confidence on the part of SomaLogic’s Board and management that the Company would be highly successful following the closing of the contemplated transactions, which in turn would help garner market support for the overall transaction and presented the most favorable opportunity for the Company and its stockholders. The parties discussed the upside, likelihood and risk of achieving the earn-out. The Board also discussed the intangible benefits of partnering with CMLS II, including the board candidates CMLS II might bring forward, CMLS II’s understanding of and relationships in the Company’s industry, the investor base that CMLS II might bring to the Company, and the ability of CMLS II to connect the Company with strategic participants. Following these discussions, the Board unanimously approved entering into a non-binding letter of intent to pursue the Business Combination with CMLS II with the earn-out component.

On March 8, 2021, CMLS II sent additional thoughts on the LOI in connection with the parties’ ongoing conversations regarding SomaLogic’s pre-money equity valuation and considerations for the PIPE Investment, including allocation of aggregate consideration as between equity value and earn-out.

On March 9, 2021, after further discussion between the parties, SomaLogic, with the assistance of Cowen and J.P. Morgan’s M&A advisory group, entered into the non-binding LOI with respect to the Business Combination with CMLS II, which set forth a pre-money valuation of $1.25 billion and included a $50 million earn out applicable during a reduced measuring period. The LOI contained a binding mutual exclusivity provision for a period of 30 days from signing.

On March 10, 2021, a video conference was held between executives and representatives of SomaLogic and CMLS II in which SomaLogic provided details of its business and operations and CMLS II described its structure and the details of the envisioned business combination. Legal counsels and financial advisors were also at the meeting.

On March 14, 2021, a video conference was held between the Board and officers of CMLS II and senior executives of SomaLogic in which SomaLogic described its business and operations for the CMLS II board.

On March 15, 2021, CMLS II and SomaLogic entered into a confidentiality agreement to facilitate review by CMLS II of non-public information regarding SomaLogic (the “Confidentiality Agreement”). Although Mr. Casdin did not enter into any non-disclosure or similar restrictions imposed by CMLS II or SomaLogic, he was subject to the provisions of the Confidentiality Agreement as an affiliate of each company, which contained customary confidentiality provisions. Due to the Confidentiality Agreement, Mr. Casdin could not discuss confidential information with third parties not covered by such Confidentiality Agreement. Mr. Casdin received board materials and drafts of the Merger Agreement and other documents related to the Business Combination. However, the SomaLogic board of directors did not provide Mr. Casdin with any information regarding the proposal by CMLS II or any alternative opportunities under consideration by SomaLogic and Mr. Casdin abstained from voting on any such matters.

Following execution of the LOI and the non-disclosure agreement, the parties and their respective legal counsel began to draft and negotiate the definitive agreements governing the proposed Business Combination and on or about March 15, 2021 CMLS II and its advisors commenced detailed due diligence on SomaLogic, including on documents provided by SomaLogic as part of the diligence process. The parties also prepared an investor presentation for meetings with certain targeted PIPE investors.

On the same day, March 15, 2021, White & Case provided an initial draft of the Merger Agreement, based on the LOI, to Reed Smith LLP (“Reed Smith”). The initial draft of the Merger Agreement contemplated, among other matters, (1) for the transaction to be treated as a reorganization as described under section 368(a) of the Internal Revenue Code, (2) unqualified representation and warranty bring-down conditions with respect to fundamental representations of SomaLogic, as well as a materiality qualified representation and warranty closing conditions with respect to all other representations and warranties of sellers and the companies and (3) an agreement to evenly split transaction expenses between CMLS II and SomaLogic.

On March 15, 2021, CMLS II’s and SomaLogic’s management, including Mr. Meister, Mr. Casdin and Dr. Smythe, began the PIPE investor information sessions. Continuing over the next several weeks, representatives of CMLS II and SomaLogic held telephonic conferences and virtual meetings to discuss commercial, financial and legal elements of SomaLogic’s business. Representatives of CMLS II and SomaLogic also discussed product development initiatives and associated timelines and budget considerations, competitive dynamics, operational matters, and potential opportunities for strategic partnerships or acquisitions to accelerate growth strategy.

On March 17, 2021, White & Case provided an initial draft of the PIPE subscription agreements to counsel to Cowen, Jeffries LLC and J.P. Morgan’s equity capital markets group, joint placement agents to CMLS II for the PIPE Investment. During the period from March 17, 2021 through March 26, 2021, Reed Smith, White & Case and representatives of the subscribers and placement agents exchanged updated drafts of the subscription agreement.

In light of the ownership position in SomaLogic of certain entities with which Mr. Casdin is affiliated and Mr. Casdin’s position as a member of the board of directors of SomaLogic, the board had determined to seek the opinion of an outside financial advisor, and on March 17, 2021, representatives of CMLS II contacted Houlihan Lokey to discuss Houlihan Lokey’s experience and ability to act as an outside financial advisor in providing a fairness opinion to the CMLS II Board in connection with a proposed Business Combination with SomaLogic.

On March 19, 2021, Reed Smith provided comments to the initial draft of the Merger Agreement. White & Case and Reed Smith also had a call to discuss the Merger Agreement and the Reed Smith comments thereto. The changes included, in particular, (1) the documents and deliverables at signing and closing, (2) language ensuring CMLS II would take reasonable action for the assumption, conversion and registration (as applicable and required) of SomaLogic options, (3) addition of materiality and knowledge qualifiers to SomaLogic representations and warranties, (4) required filings with the SEC, (5) the addition of proxy statement/prospectus registration statement procedures and filing as a requirement.

On March 21, 2021, the CMLS II Board held a meeting to review the status of discussions with SomaLogic. Mr. Casdin began the meeting by presenting his views on the business and prospects of SomaLogic and the potential transaction. White & Case also presented to the Board its diligence findings to date and Mr. Meister reminded the Board that it would seek a fairness opinion in connection with the proposed Business Combination with SomaLogic because of Mr. Casdin’s conflict. At the end of the meeting, the CMLS II Board determined that (without Mr. Casdin voting), (i) while Mr. Casdin would continue to provide his views on SomaLogic to the CMLS II Board and receive board materials and drafts of the Merger Agreement and other documents related to the Business Combination, Mr. Casdin would recuse himself from discussions and any vote on whether to proceed with the proposed Business Combination with SomaLogic and (ii) authorized CMLS II to retain Houlihan Lokey.

On March 23, 2021, White & Case provided a revised draft of the Merger Agreement reflecting discussions with Reed Smith, in particular, (1) modifying earn-out shares language for purposes of clarity and for escrow, (2) adjustments to the representations and warranties of SomaLogic including adding language relating to a PPP Loan discovered in due diligence, and modification of the privacy, cybersecurity and HIPAA compliance representations and warranties of SomaLogic and (3) modification of the language surrounding proxy statement/prospectus procedures. The foregoing changes were a result of the extensive negotiations between the parties. With respect to the earn-out provisions, the parties wished to clarify the triggering events such that it was clear how and when SomaLogic’s stockholders would receive additional shares of CMLS II. With respect to the representations and warranties, as CMLS II continued its due diligence investigation of SomaLogic, the representations and warranties were modified accordingly. With respect to the covenants, the parties discussed SomaLogic’s ability to make potential acquisitions between the signing of the Merger Agreement and the closing of the Business Combination. With respect to the lock-up agreements, as SomaLogic began to socialize the Business Combination with its stockholders, it became more apparent to the parties how many SomaLogic stockholders would be willing to enter into lock-up agreements following the signing of the Merger Agreement.

During the period from March 23, 2021 through March 28, 2021, Reed Smith and White & Case each circulated responsive drafts of the Merger Agreement. Among other changes, key changes to the revised drafts included (1) further clarification of earn-out shares, escrow and relevant triggering events, (2) adjustments to the representations and warranties of SomaLogic to more accurately reflect the applicable facts, (3) relaxation of certain covenants to allow SomaLogic to make certain strategic acquisitions between signing and closing, and (4) the efforts standard under which SomaLogic must obtain lock-up agreements from the stockholders of SomaLogic. The basis for these four changes were primarily driven by the completion of diligence and the parties agreeing to terms that would present a more reasonable standard given SomaLogic’s business model and its shareholder base.

On March 28, 2021, the CMLS II’s Board met via video conference, reviewed a legal due diligence report provided by White & Case and reviewed the principal terms of the definitive agreements for a transaction between CMLS II and SomaLogic. At such meeting, members of CMLS II’s senior management and representatives of CMLS II’s legal and financial advisors also attended the meeting. White & Case reviewed with CMLS II Board their fiduciary duties in the context of the proposed Business Combination. White & Case then summarized the material terms of the proposed form of the Merger Agreement. Following the presentation by White & Case, Mr. Casdin left the meeting. At the request of CMLS II Board, Houlihan Lokey then reviewed and discussed its financial analyses with respect to SomaLogic and the proposed Business Combination. Thereafter, at the request of CMLS II Board, Houlihan Lokey orally rendered its opinion to CMLS II Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the CMLS II Board dated March 28, 2021), as to the fairness to CMLS II of the Merger Consideration to be issued and paid by CMLS II in the Merger pursuant to the Merger Agreement. Following deliberation and receipt of Houlihan Lokey’s opinion, CMLS II’s Board voted in favor of proceeding with SomaLogic on the Merger Agreement, the Business Combination and other transactions contemplated thereby and the related documentation thereby. Mr. Casdin abstained from participating in the vote due to his relationship with SomaLogic.

Pursuant to the terms of the Series A Financing, the Series A SomaLogic stockholders have the right to designate one director to the SomaLogic board of directors (“Series A Director”), such designee being Eli Casdin, as detailed above. Other than meetings held on March 28, 2021 and May 6, 2021, Mr. Casdin recused himself or did not attend the SomaLogic board of directors meetings that discussed the proposal by CMLS II or any alternative opportunities under consideration by SomaLogic and abstained from voting on any such matters. After the SomaLogic board of directors approved the Merger Agreement and the proposed Business Combination contemplated thereby relating to CMLS II, Mr. Casdin, in his capacity as Series A Director, provided his consent for SomaLogic to enter into the Merger Agreement.

On March 28, 2021, the parties entered into the Merger Agreement and CMLS II entered into the Subscription Agreements for the Private Placement. On March 29, 2021, CMLS II and SomaLogic issued a joint press release announcing the Business Combination, their entry into the Merger Agreement, and the PIPE Investment and CMLS II filed a Form 8-K disclosing the Business Combination, its entry into the Merger Agreement, and the PIPE Investment.

On May 13, 2021, CMLS II and SomaLogic executed an amendment to the Merger Agreement to correct certain scrivener’s errors in the Merger Agreement.

CMLS II Board of Directors’ Reasons for the Approval of the Business Combination

On March 28, 2021, in reaching resolution (i) that the terms and conditions of the Merger Agreement and the Business Combination are advisable, fair to and in the best interests of the Company and its stockholders and (ii) to recommend that the stockholders adopt the Merger Agreement and approve the Business Combination, the Board of Directors of the Company (“Board”) considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Company’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision on March 28, 2021, the Board considered the views of CMLS II management regarding the opportunity represented by the proposed transaction and the report from management and the Company’s legal counsel on the results of their due diligence of SomaLogic. The diligence investigation included:

•        Public research on the life sciences industry and its prospects and review of SomaLogic’s historical financial performance and forecasts;

•        Conference call meetings with SomaLogic’s management and representatives regarding operations, company services, intellectual property, major suppliers, partners and customers, and growth prospects, both organic and through possible acquisitions, among other customary due diligence matters;

•        Review of SomaLogic’s material business contracts and certain other legal and intellectual property due diligence; and

•        Financial and accounting due diligence.

In the prospectus for our IPO, we identified general criteria and guidelines that we believed would be considered in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines. The Board was of the view that SomaLogic appeared to meet such criteria of having:

•        potential scientific or other business advantages or opportunities in the markets in which it operates;

•        strong and experienced management teams or key personnel; and

•        the potential to offer attractive risk-adjusted equity returns for our stockholders.

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Business Combination, including but not limited to, the above and following material factors:

•        Opportunities Arising from SomaLogic’s Business and Growth Model.    Our Board considered SomaLogic’s focus on the opportunities arising from its leadership in proteomics, a strong revenue base, and the goal of developing a universal proteomics platform to enable biomedical discovery, advance translational research and transform clinical diagnostics. Our Board believes the additional cash available to SomaLogic from the transaction will accelerate its business plan.

•        Committed and Capable Management Team.    Our Board considered that SomaLogic has an experienced and professional management team. Roy Smythe, SomaLogic’s Chief Executive Officer, held senior management positions throughout the industry including Royal Philips to Valence Health and AVIA.

•        Fairness Opinion.    The financial analysis reviewed by Houlihan Lokey with the Board as well as the oral opinion of Houlihan Lokey rendered to the Board on March 28, 2021 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Board dated March 28, 2021), as to the fairness, from a financial point of view, to CMLS II of the Closing Merger Consideration (defined below) to be issued and paid by CMLS II in the Merger pursuant to the Merger Agreement. The Merger Consideration, excluding any Earn-Out Shares to which a stockholder is entitled pursuant to the terms of the Merger Agreement is referred to herein as the “Closing Merger Consideration.”

•        Potential for Key Industry Partnerships.    The SomaLogic Board and management team includes individuals with relationships across the industry allowing SomaLogic to strategically create synergistic collaborations and partnerships with other companies and healthcare systems in the industry.

•        Potential to Grow Through Both Organic and Inorganic Opportunities.    Our Board considered that SomaLogic has the potential to grow organically with its commercial sales and business development efforts focused on the life sciences and diagnostic healthcare markets. In addition, SomaLogic is in an industry with opportunities and rationale for inorganic growth through acquisitions of complementary businesses in addition to organic growth. The ability to take advantage of these opportunities is expected to be facilitated by the additional cash being made available to SomaLogic as a result of the Business Combination.

•        Benefit of Adding Members of the CMLS II Board to the SomaLogic Board.    Our Board considered that the addition of members of the CMLS II Board to the SomaLogic Board as part of the Business Combination provides additional Board members experienced in the life sciences industry and public companies.

•        Familiarity of Management with SomaLogic.    Certain members of management of CMLS II associated with Casdin Capital LLC have historical familiarity with SomaLogic because Casdin Capital has been an active investor in the life sciences industry for over 10 years. Eli Casdin, who has served as a director of SomaLogic since December 2020 (upon being designated by the holders of SomaLogic’s Series A preferred stock pursuant to the terms of the Series A Financing described in this section), currently serves as the Chief Executive Officer of CMLS II. Because of this familiarity, Casdin Capital’s due diligence of SomaLogic in connection with its previous investment in SomaLogic and Mr. Casdin’s position at SomaLogic, Mr. Casdin was familiar with the information about SomaLogic’s business and growth opportunities that was presented to our Board.

•        Other Alternatives.    The Board believed that the proposed Business Combination represents an excellent opportunity for CMLS II and its stockholders based upon its view of the growth prospects and risks associated with SomaLogic and its business, and at the time it approved the transaction had not identified another target that it determined would represent a preferred transaction opportunity.

•        Terms of the Merger Agreement.    The Board considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination. In particular the Board noted the limited number of conditions to closing of the Business Combination.

•        PIPE Equity Commitment.    A group of institutional and accredited investors, including certain existing SomaLogic stockholders, and our Sponsor have committed approximately $375,000,000 in PIPE subscriptions, $320,500,000 of which are from investors not associated with our Sponsor. This was viewed as support from institutional investors for the opportunities represented by the transaction, and provides for additional capital for the execution by SomaLogic of its business plan after the transaction is completed.

•        Sellers’ Retained Interest.    SomaLogic’s stockholders’ retention of a large stake in the business combination shows ongoing commitment and support for the post-combination company.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Benefits Not Achieved.    The risk that the potential benefits of the business combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Dependence on Key Personnel.    The fact that the business and growth of SomaLogic is significantly dependent on its senior executives, including in particular its Chief Executive Officer.

•        Liquidation of the Company.    The risks and costs to the Company if the business combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in the Company being unable to effect a Business Combination, forcing the Company to liquidate.

•        Stockholder Vote.    The risk that the Company’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within the Company’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of the Company and the business of SomaLogic described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that certain of the officers and directors of the Company may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of the Company’s stockholders (please see the section entitled “The Business Combination — Interests of Certain Persons in the Business Combination”). The Company’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the CMLS II Board, the Merger Agreement and the transactions contemplated therein, including the Business Combination.

The Board concluded that the potential benefits that it expected the Company and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Board unanimously determined that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, the Company and its stockholders. For more information about our decision-making process, please see the section entitled “Proposal No. 1 — The Business Combination Proposal  — CMLS II Board of Directors’ Reasons for the Approval of the Business Combination”.

Opinion of Financial Advisor to CMLS II

On March 28, 2021, Houlihan Lokey, orally rendered its opinion to the CMLS II Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the CMLS II Board dated March 28, 2021), as to the fairness, from a financial point of view, to CMLS II of the Closing Merger Consideration to be issued and paid by CMLS II in the Merger pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was directed to the CMLS II Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to CMLS II of the Closing Merger Consideration to be issued and paid by CMLS II in the Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the CMLS II Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise, including, without limitation, whether holders of CMLS II Class A common stock should redeem their shares or whether any party should participate in the PIPE Investment.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.      reviewed a draft, dated March 26, 2021, of the Merger Agreement;

2.      reviewed certain publicly available business and financial information relating to the Company and SomaLogic that Houlihan Lokey deemed to be relevant;

3.      reviewed certain information relating to the historical, current and future operations, financial condition and prospects of SomaLogic made available to Houlihan Lokey by the Company and SomaLogic, including financial projections prepared by the management of SomaLogic relating to SomaLogic (“Projections”);

4.      spoke with certain members of the managements of SomaLogic and the Company and certain of their respective representatives and advisors regarding the business, operations, financial condition and prospects of SomaLogic, the Merger and related matters;

5.      compared the financial and operating performance of SomaLogic with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant; and

6.      conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, at CMLS II’s direction, Houlihan Lokey assumed that the Projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of SomaLogic as to the future financial results and condition of SomaLogic. At CMLS II’s direction, Houlihan Lokey assumed that the Projections provided a reasonable basis on which to evaluate SomaLogic and the Merger and Houlihan Lokey, at CMLS II’s direction, used and relied upon the Projections for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Projections or the assumptions on which they were based. For purposes of its financial analyses and opinion, with CMLS II’s consent, Houlihan Lokey (i) did not perform any financial analyses to evaluate the value of CMLS II or to derive valuation references ranges for any shares of CMLS II for purposes of comparison with the Closing Merger Consideration or otherwise, and (ii) assumed that the value of each share of Company common stock (including, without limitation, each share of CMLS II Class A common stock and each share of CMLS II Class B common stock) was equal to the original issue price per share of CMLS II Class A common stock (which CMLS II advised Houlihan Lokey was $10.00 per share), notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value. In reaching its conclusions in the opinion, with CMLS II’s consent, Houlihan Lokey did not perform an analysis based on a review of financial terms of relevant transactions that were announced, because Houlihan Lokey did not believe that there were a sufficient number of such transactions with publicly available financial terms. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of SomaLogic or CMLS II since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey in addition understood and at CMLS II’s direction assumed that, based on the stated value per share of CMLS II Class A common stock of $10.00 set forth in the Merger Agreement, the aggregate value of the Closing Merger Consideration was equal to $1,250,000,000.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger would be satisfied without waiver thereof, and (d) the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with CMLS II’s consent, that the Merger would qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of SomaLogic or CMLS II, or otherwise have an effect on the Merger, SomaLogic or CMLS II or any expected benefits of the Merger that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of CMLS II, SomaLogic or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which CMLS II or SomaLogic was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which CMLS II or SomaLogic was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As CMLS II was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Merger, and Houlihan Lokey’s opinion did not purport to address potential developments in any such markets. Furthermore, as CMLS II was aware, there was significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on Houlihan Lokey’s analyses and opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of CMLS II, SomaLogic or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, (c) advise the CMLS II Board, CMLS II or any other party with respect to alternatives to the Merger, or (d) identify, introduce to the CMLS II Board, CMLS II or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger. Houlihan Lokey did not express any opinion as to what the value of CMLS II Class A commons stock actually would be when issued in the Merger pursuant to the Merger Agreement or the price or range of prices at which CMLS II Class A common stock, CMLS II Class B common stock, SomaLogic common stock or SomaLogic preferred stock may be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the CMLS II Board in its capacity as such in connection with its evaluation of the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the CMLS II Board, CMLS II, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise, including, without limitation, whether holders of CMLS II Class A common stock should redeem their shares or whether any party should participate in the PIPE Investment.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the CMLS II Board, CMLS II, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Closing Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the Earn-Out Shares or any related transaction, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of CMLS II, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might have been available for CMLS II or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of CMLS II’s or any other party’s security holders or other constituents vis-à-vis any other class or group of CMLS II’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of CMLS II, whether CMLS II should be issuing debt or equity securities or a combination of both in the Merger, or the form, structure or any aspect or terms of any debt or equity financing for the Merger (including, without limitation, the PIPE Investment) or the likelihood of obtaining such financing, (vii) the allocation of the Closing Merger Consideration among the cash consideration and the stock consideration, (viii) whether or not CMLS II, SomaLogic, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (ix) the solvency, creditworthiness or fair value of CMLS II, SomaLogic or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Closing Merger Consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the CMLS II Board, on the assessments by the CMLS II Board, CMLS II, SomaLogic and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to CMLS II, SomaLogic and the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Houlihan Lokey’s analyses for comparative purposes is identical to SomaLogic and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Projections and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of CMLS II or SomaLogic. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the CMLS II Board in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the CMLS II Board or management with respect to the Merger or the Merger Consideration. The type and amount of consideration payable in the Merger were determined through negotiation between CMLS II and SomaLogic, and the decision to enter into the Merger Agreement was solely that of the CMLS II Board.

Financial Analyses

In preparing its opinion to the CMLS II Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the CMLS II Board on March 28, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including enterprise value, which generally is the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing prices of the common stock of the selected companies listed below as of March 26, 2021. The estimates of the future financial performance of SomaLogic relied upon for the financial analyses described below were based on the Projections, and estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies.

Assumed Value of the Closing Consideration.    For purposes of its financial analyses, with CMLS II’s consent, Houlihan Lokey assumed that the value of each share of CMLS II Class A common stock to be issued in the Merger was equal to the original issue price of CMLS II Class A common stock, which CMLS II advised Houlihan Lokey was $10.00 per share. In addition, for purposes of its financial analyses, Houlihan Lokey assumed that the value of the Closing Merger Consideration was $1,250.0 million as directed by CMLS II and provided by the Merger Agreement (based on the assumed value per share of CMLS II Class A common stock being equal to the stated value per share of CMLS II Class A common stock of $10.00 set forth in the Merger Agreement). The assumed value of the Closing Merger Consideration excludes the value of any Earn-Out Shares, as to which Houlihan Lokey, with CMLS II’s consent, expressed no view or opinion.

Selected Companies Analysis.    Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities, that Houlihan Lokey deemed relevant. In choosing the selected companies, Houlihan Lokey considered companies that had (i) operations in the proteome-based diagnostic space, genomics-based diagnostic space or general life science tools space; (ii) publicly traded equity securities listed on a major exchange with sufficient trading history; (iii) a public float in excess of 50% of total shares outstanding; and (iv) a market capitalization in excess of $2 billion.

The financial data reviewed included:

•        Enterprise value as a multiple of estimated revenue for the 2021 calendar year, or “CY 2021E” revenue;

•        Enterprise value as a multiple of estimated revenue for the 2022 calendar year, or “CY 2022E” revenue; and

•        Enterprise value as a multiple of estimated revenue for the 2023 calendar year, or “CY 2023E” revenue.

The selected companies and corresponding financial data included the following:

Enterprise Value to Revenue
Selected Company	CY 2021E	CY 2022E	CY 2023E
Life Sciences Tools
10x Genomics, Inc.	38.6x	28.2x	21.4x
AbCellera Biologics Inc.	8.9x	19.7x	18.9x
Berkeley Lights, Inc.	32.3x	22.2x	17.6x
Bio-Techne Corporation	16.3x	14.5x	12.6x
Illumina, Inc.	14.7x	12.8x	11.1x
Twist Bioscience Corporation	NMF	31.2x	25.1x

Genomics-Based Diagnostics
Adaptive Biotechnologies	33.3x	22.7x	15.6x
Exact Sciences Corporation	13.3x	10.7x	9.1x
Guardant Health, Inc.	37.3x	27.4x	20.4x
Invitae Corporation	15.8x	10.8x	8.0x
Natera, Inc.	17.0x	13.4x	11.1x
Veracyte, Inc.	15.7x	11.9x	9.6x

Proteomics-Based Diagnostics
Quanterix Corporation	18.8x	14.6x	11.3x
Seer, Inc.	NMF	NMF	NMF

____________

“NMF” refers to not meaningful figure.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 17.0x to 19.0x estimated CY 2021E revenue, 13.0x to 15.0x estimated CY 2022E revenue and 11.0x to 13.0x estimated CY 2023E revenue to corresponding financial data for SomaLogic. The selected companies analysis indicated implied total equity value reference ranges for SomaLogic of $1,254.2 million to $1,387.6 million based on estimated CY 2021E revenue, $1,278.4 million to $1,456.7 million based on estimated CY 2022E revenue, and $1,443.4 million to $1,684.0 million based on estimated CY 2023E revenue, in each case as compared to the assumed value of the Closing Merger Consideration of $1,250.0 million.

Discounted Cash Flow Analysis.    Houlihan Lokey performed a discounted cash flow analysis of SomaLogic based on the Projections. Houlihan Lokey applied a range of terminal value multiples of 13.0x to 15.0x to SomaLogic’s estimated CY2023E revenue and discount rates ranging from 12.0% to 14.0%. The discounted cash flow analysis indicated an implied total equity value reference range for SomaLogic of $1,167.1 million to $1,398.2 million, as compared to the assumed value of the Closing Merger Consideration of $1,250.0 million.

Other Matters

Houlihan Lokey was engaged by CMLS II to provide an opinion to the CMLS II Board as to the fairness, from a financial point of view, to CMLS II of the Closing Merger Consideration to be issued and paid by CMLS II in the Merger pursuant to the Merger Agreement. CMLS II engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by CMLS II, Houlihan Lokey will be entitled to an aggregate fee of $400,000 for its services, of which $250,000 became payable upon the delivery of Houlihan Lokey’s opinion and the balance of which is contingent upon the completion of the Merger. CMLS II has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, CMLS II, SomaLogic or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to SomaLogic, for which Houlihan Lokey and its affiliates have received compensation, including, among other things, during the past two years, having provided certain intellectual property consulting services to SomaLogic for which it received aggregate fees of less than $500,000. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to CMLS II, the Sponsor, SomaLogic, other participants in the Merger, or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, stockholders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, CMLS II, the Sponsor, SomaLogic, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Certain SomaLogic Projected Financial Information

SomaLogic does not as a matter of course make public projections as to future results. SomaLogic provided its internally-derived forecasts, for each of the years in the three-year period ending December 31, 2023 to CMLS II in the first quarter of 2021 for use as a component of its overall evaluation of SomaLogic. Such projected financial information is included in this proxy statement/prospectus because it was provided to the CMLS II Board for its evaluation of the Business Combination. SomaLogic’s projected financial information was not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections are not included in this proxy statement/prospectus in order to induce any stockholders to vote in favor of any of the proposals at the Special Meeting. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may differ materially from actual results.

The projections reflect numerous assumptions, including general business, economic, market, regulatory and financial conditions, competitive uncertainties, and operational assumptions, all of which are difficult to predict and many of which are beyond SomaLogic’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “SomaLogic’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements”. The projections also assume the consummation of the Business Combination. The financial projections for revenue and operating expenses provided to CMLS II Board are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond SomaLogic’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, statements regarding SomaLogic’s three-year business plan and yearly forecasts, and summary financial projections are subject to material assumptions regarding SomaLogic’s ability to grow existing revenue and execute on commercial expansion and R&D projects.

The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that SomaLogic or its representatives currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the projections to make a decision regarding the transaction.

EXCEPT AS SET FORTH BELOW AND EXCEPT AS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, SOMALOGIC DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTED FINANCIAL INFORMATION. THE PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS THAT MAY HAVE OCCURRED, OR MAY OCCUR, AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF SOMALOGIC, CMLS II NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SOMALOGIC STOCKHOLDER, CMLS II STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTED FINANCIAL INFORMATION OR THAT PROJECTED FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

SomaLogic has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including CMLS II. None of SomaLogic or its board of directors, officers, management or any other representative of SomaLogic has made or makes any representation to any person regarding SomaLogic’s ultimate performance compared to the information contained in the projections, and, except as set forth below, none of such persons nor SomaLogic intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections should not be looked upon as “guidance” of any sort. SomaLogic does not intend to refer back to these projections in its future periodic reports filed under the Exchange Act.

The projections were prepared by, and are the responsibility of, SomaLogic’s management. Ernst& Young LLP, SomaLogic’s independent auditors, have not examined, compiled or otherwise applied procedures with respect to the projected financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of Ernst & Young LLP included in this proxy statement/prospectus relates to historical financial information of SomaLogic. It does not extend to the projections and should not be read as if it does. You are encouraged to review the audited financial statements of SomaLogic and the notes thereto, included in this proxy statement/prospectus, as well as the financial information provided in the sections titled “Selected Historical Consolidated Financial Data of SomaLogic” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

The key elements of the projections provided to CMLS II are summarized below.

These projections include certain non-GAAP financial measures that are not prepared in accordance with GAAP and that may be different from non-GAAP financial measures used by other companies. SomaLogic believes that the use of these non-GAAP financial measures provides an additional tool for investors and potential investors to use in evaluating its ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. To the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

For purposes of this presentation, metrics are represented on a cash basis(1):

	Projections for Year Ending December 31,
(dollars in millions)	2021E	2022E	2023E
Total revenue(2)	$66.7	$89.1	$120.3
Operating expenses:
Cost of revenue	32.6	41.7	42.1
Research and development(3)	44.2	48.2	49.2
Selling, general and administrative(4)	47.0	51.2	53.6
Total operating expenses	123.8	141.1	144.9
Loss from operations	(57.1)	(52.0)	(24.6)
Other (expense) income:
Interest income and other, net	1.0	1.0	1.0
Interest expense	(4.0)	(4.0)	(4.0)
Total other expense	(3.0)	(3.0)	(3.0)
Net loss (cash basis)(5)	$(60.1)	$(55.0)	$(27.6)

____________

(1)      Expenses exclude non-cash stock-based compensation.

(2)      Revenue projection is base case and only includes assay services in pharma and research markets, and for the years ending December 31, 2022 and 2023, it also includes risk bearing revenue of $1.5 million and $5.3 million, respectively.

(3)      Research and development primarily includes upfront investments to hire additional employees and consultants, with an expected focus on assay cost reduction projects, new content expansion, and development of diagnostic products and services.

(4)      Selling, general and administrative includes build out of sales and marketing organization, IT and information security infrastructure, and general and administrative function upgrades to support commercial expansion and public company requirements.

(5)      Net loss (cash basis) is a non-GAAP measure.

The projections set forth above did not contemplate the impact of the treatment of CMLS II’s warrants as a liability or of the issuance of the Earn-Out Shares on SomaLogic’s financial statements. We anticipate that the private placement warrants and Earn-Out Shares will be reflected as a liability in our financial statements following the Closing and will be marked to market.

Certain Engagements in Connection with the Business Combination and Related Transactions

Cowen (together with its affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. In addition, Cowen and its affiliates, may provide investment banking and other commercial dealings to CMLS II, SomaLogic and their respective affiliates in the future, for which they would expect to receive customary compensation.

In addition, in the ordinary course of its business activities, Cowen and its affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of CMLS II or SomaLogic, or their respective affiliates. Cowen and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Satisfaction of 80% Test

The Nasdaq rules require that the Company’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial business combination. As of March 28, 2021, the date of the execution of the Merger Agreement, the value of the net assets held in the Trust Account was approximately $276 million and 80% thereof represents approximately $221 million. In reaching its conclusion that the merger meets the 80% asset test, our Board used as a fair market value the enterprise value of approximately $1.25 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement. The enterprise value consists of an implied equity value of approximately $1.23 billion. In determining whether the enterprise value described above represents the fair market value of SomaLogic, our Board considered all of the factors described in this section and the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” and the fact that the purchase price for SomaLogic was the result of an arm’s length negotiation. As a result, our Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account.

Interests of Certain Persons in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 6,900,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin, Kevin Conroy, Troy Cox and Stephen Quake will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 8.6% of SomaLogic’s outstanding stock on an as-converted basis, and Mr. Casdin serves on the board of directors of SomaLogic;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS II Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 5,013,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of $7,520,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless; and

•        that affiliates of the Sponsor, Casdin Capital LLC and Corvex Management L.P. and Dr. Quake and Mr. Cox, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 2,500,000; 2,500,000; 400,000 and 50,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $25,000,000; $25,000,000; $4,000,000; $500,000, respectively.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Potential Purchases of Public Shares

Our Sponsor or the Company’s or SomaLogic’s directors, officers or advisors, or any of their respective affiliates, may purchase public shares in privately negotiated transactions or in the open market prior to the Special Meeting, although they are under no obligation to do so. Any such purchases that are completed after the record date for the Special Meeting may include an agreement with a selling stockholder that such stockholder, for so long as it remains the record holder of the shares in question, will vote in favor of the proposals presented at the Special Meeting and/or will not exercise its redemption rights with respect to the shares so purchased. The purpose of such share purchases and other transactions would be to increase the likelihood of that the proposals to be voted upon at the Special Meeting are approved by the requisite number of votes. In the event that such purchases do occur, the purchasers may seek to purchase shares from stockholders who would otherwise have voted against the Business Combination Proposal and elected to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account. Any public shares held by or subsequently purchased by our affiliates may be voted in favor of the Business Combination Proposal and the other proposals presented at the Special Meeting. None of the Company’s Sponsor, directors, officers, advisors or their affiliates may make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

Total Company Shares to be Issued in the Business Combination

It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 14.7% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 19.9% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 34.6% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 3.7% of the outstanding shares of the post-combination company; and (iv) the former SomaLogic stockholders are expected to hold, in the aggregate, approximately 61.7% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”. The PIPE Investors have agreed to purchase 37,500,000 shares of common stock, in the aggregate, for $375,000,000 of gross proceeds.

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 125,000,000 shares of CMLS II Class A Common Stock (assuming no cash elections will be made by SomaLogic stockholders) and assume 116,013,417 shares will be issued at Closing to current holders of issued and outstanding shares of SomaLogic stock, but does not include the portion of the Merger Consideration that will be allocated to shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the Incentive Plan or the ESPP, copies of which are attached to this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS II underlying warrants to purchase common stock of CMLS II that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

Sources and Uses for the Business Combination

The following tables summarize the estimated sources and uses for funding the Business Combination (all numbers in millions):

Sources	Amount
PIPE Investment	$375
SPAC cash in Trust Account	276
Cash on balance sheet	165
Selling stockholders equity	1,200
Total	$2,016
Uses	Amount
Cash to balance sheet	$690
Debt repayment(1)	41
Equity to selling stockholders(2)	1,250
Estimated fees and expenses	35
Total	$2,016

____________

(1)      On April 9, 2021, SomaLogic repaid in full all amounts owed under the Madryn Credit Agreement. Additionally, other outstanding indebtedness has been forgiven. As of the date hereof no debt obligations are outstanding, after giving effect to conversion of the convertible debt.

(2)      Assuming no cash elections will be made by SomaLogic stockholders.

Board of Directors of the Company Following the Business Combination

The following individuals will serve on the post-combination company’s board of directors following the Closing:

•        Chuck Lillis;

•        Eli Casdin;

•        Roy Smythe;

•        Kevin Conroy;

•        Troy Cox; and

•        Stephen Quake.

Please see the section entitled “Management After the Business Combination” for more information.

Name; Headquarters

The name of the post-combination company after the Business Combination will be SomaLogic, Inc. and its headquarters will be located at 2945 Wilderness Place, Boulder, Colorado 80301.

Redemption Rights

Pursuant to our Current Charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Current Charter. As of March 31, 2021, the estimated per share redemption price would have been approximately $10.00. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our common stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein.

Each redemption of shares of common stock by CMLS II’s public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that SomaLogic’s obligation to consummate the Business Combination is subject to the condition that that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all CMLS II and SomaLogic transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, SomaLogic. If, as a result of redemptions of common stock by CMLS II’s public stockholders, this condition is not met (or waived by SomaLogic), then SomaLogic may elect not to consummate the Business Combination. In addition, in no event will CMLS II redeem shares of its common stock in an amount that would result in the CMLS II’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that it are not subject to the SEC’s “penny stock” rules). Holders of CMLS II’s outstanding public warrants do not have redemption rights in connection with the Business Combination.

Appraisal Rights

Appraisal rights are not available to our stockholders in connection with the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of SomaLogic issuing stock for the net assets of the Company, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

Material United States Federal Income Tax Considerations for Public Stockholders Exercising Redemption Rights

The following is a discussion of certain material U.S. federal income tax considerations for our public stockholders that elect to have their common stock that are public shares redeemed for cash if the Business Combination is completed. This discussion applies only to public shares that are held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to any particular holder based on such holder’s particular circumstances, including the alternative minimum tax and the Medicare tax on net investment income, and the different consequences that may apply to holders that are subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies;

•        real estate investment trusts;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that directly, indirectly or constructively own 5% or more (by vote or value) of our shares;

•        persons that acquired our common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of accounting with respect to shares of common stock;

•        persons holding common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships or other pass-through entities; and

•        tax-exempt entities.

If a partnership (or an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds shares of common stock that are public shares, the U.S. federal income tax treatment of the partners (or other beneficial owners) in the partnership or other pass-through entity generally will depend on the status and activities of the partners (or other beneficial owners) and the activities of the partnership or other pass-through entity. If you are a partner (or other beneficial owner) in such a partnership or other pass-through entity holding shares of common stock, you are urged to consult your tax advisor regarding the tax consequences of a redemption of shares of common stock that are public shares.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not intend to seek, a ruling from the U.S. Internal Revenue Service (“IRS”) as to any U.S. federal income tax consequences described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE REDEMPTION OF SHARES OF COMMON STOCK BY PUBLIC STOCKHOLDERS. EACH INVESTOR IN SHARES OF COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE REDEMPTION OF SHARES OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

Redemption of Common Stock

In the event that a public stockholder’s shares of common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section entitled “Special Meeting of Company Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of common stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Sale of Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Common Stock.” If the redemption does not qualify as a sale of shares of common stock, a holder will be treated as receiving a corporate distribution, with the tax consequences to a U.S. holder described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.”

Whether a redemption of shares of common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the PIPE Investment) relative to all of our shares outstanding both before and after the redemption. The redemption of common stock generally will be treated as a sale of common stock (rather than as a corporate distribution) if the redemption: (i) is “substantially disproportionate” with respect to the holder; (ii) results in a “complete termination” of the holder’s interest in us; or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests results in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to the exercise of the warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the PIPE Investment should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of common stock must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of common stock and the common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances.

However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Each holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a public stockholder that is a beneficial owner of our shares of common stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution

If our redemption of a U.S. holder’s shares of common stock is treated as a distribution, as discussed above under the section entitled “Redemption of Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale of the common stock and will be treated as described below under the section entitled “U.S. Holders — Taxation of Redemption Treated as a Sale of Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at reduced tax rates accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the reduced tax rates on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then U.S. corporate holders may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the reduced tax rates that apply to qualified dividend income.

Taxation of Redemption Treated as a Sale of Common Stock

If our redemption of a U.S. holder’s shares of common stock is treated as a sale, as discussed above under the section entitled “Redemption of Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares of common stock redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. If the running of the holding period for the shares of common stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on the sale of the shares of common stock would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such sale and (ii) the U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to the U.S. holder with respect to its shares of common stock that were treated as a return of capital.

U.S. holders who hold different blocks of common stock (shares of common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale of shares of common stock unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a public stockholder that is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of redemption. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption of the common stock.

Taxation of Redemption Treated as a Distribution

If our redemption of a Non-U.S. holder’s shares of common stock is treated as a distribution, as discussed above under the section entitled “Redemption of Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of common stock. Any remaining excess will be treated as gain realized on the sale of the common stock and will be treated as described below under the section entitled “Non-U.S. Holders — Taxation of Redemption Treated as a Sale of Common Stock.”

Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower applicable tax rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “Redemption of Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described above generally does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, any such effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable treaty rate).

Taxation of Redemption Treated as a Sale of Common Stock

If our redemption of a Non-U.S. holder’s shares of common stock is treated as a sale, as discussed above under the section entitled “Redemption of Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with such redemption of common stock, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period that the Non-U.S. holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our common stock. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to our Class A common stock, including how a Non-U.S. holder’s ownership of warrants impacts the 5% threshold determination with respect to its Class A common stock. In addition, there can be no assurance that our Class A common stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. In the event the Non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” imposed at a 30% rate (or a lower applicable treaty rate). If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with a redemption treated as a sale will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. We believe that we are not and have not been at any time since our formation a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and each Non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder generally will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalties of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale of common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such beneficial owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) impose a 30% withholding tax on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies to the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be able to obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends (such as our common stock) beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed Treasury regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury regulations, to payments of U.S.-source dividends, and other fixed, determinable, annual or periodic income. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on a redemption of common stock.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the Antitrust Division makes a Second Request, the waiting period with respect to the Business Combination will be extended for an additional period of 30 calendar days, which will begin on the date on which the Company and SomaLogic each certify compliance with the Second Request. Complying with a Second Request can take a significant period of time. On April 9, 2021, the Company and SomaLogic filed the required forms under the HSR Act with the Antitrust Division and the FTC. The waiting period under the HSR Act with respect to the Business Combination expired on May 10, 2021.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Neither the Company nor SomaLogic is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast at the Special Meeting vote “FOR” the Business Combination Proposal. A stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal.

Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Business Combination Proposal. As of the record date, our Sponsor, directors and officers own approximately 20% of our issued and outstanding shares of common stock.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE
“FOR” THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE NASDAQ STOCK ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, we are asking our stockholders to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination, including the issuances described below.

Issuance of common stock to SomaLogic stockholders under Merger Agreement

Subject to the terms and conditions of the Merger Agreement, each share of SomaLogic common stock and SomaLogic preferred stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion for the total consideration, with each SomaLogic stockholder (as applicable) being entitled to receive (collectively, clauses (i) through (iii), the “Merger Consideration”) (i) its pro rata share of the Closing Available Cash if such SomaLogic stockholder has made an election to receive cash, and, if further elected, such SomaLogic stockholder’s pro rata share excess amount of any closing available excess cash, provided that in no event will a SomaLogic stockholder’s cash payment exceed an amount equal to the product of such SomaLogic stockholder’s total outstanding shares multiplied by the per share amount calculated in accordance with the Merger Agreement; (ii) a number of shares of CMLS II Class A common stock equal to the quotient of: (A)(1) the product of (x) such SomaLogic stockholder’s total outstanding shares multiplied by the per share amount calculated in accordance with the Merger Agreement minus (2) such SomaLogic stockholder’s stockholder cash payment amount divided by (B) $10.00; and (iii) its earn out pro rata share of any Earn-Out Shares to which such SomaLogic stockholder is entitled pursuant to the terms of the Merger Agreement, in each case of clauses (i), (ii) and (iii), without interest, upon surrender of stock certificates representing all of such SomaLogic stockholder’s SomaLogic common stock and SomaLogic preferred stock and delivery of the other documents required pursuant to the Merger Agreement. As of the Effective Time, each SomaLogic stockholder shall cease to have any other rights in and to SomaLogic and each certificate relating to ownership of shares of SomaLogic common stock and SomaLogic preferred stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), will only represent the right to receive the applicable portion of the Merger Consideration.

Each share of SomaLogic common stock and SomaLogic preferred stock held in SomaLogic’s treasury or owned by the Company, Merger Sub or SomaLogic immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

The numbers of shares of Company common stock that SomaLogic stockholders are entitled to receive as a result of the Merger is based upon the number of shares of Company common stock, and as otherwise contemplated by the Merger Agreement shall be adjusted to appropriately reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Company common stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company common stock occurring on or after the date hereof and prior to the Closing.

Following the Closing, if at any time between the 13-month anniversary of the Closing and the 24-month anniversary of the Closing (inclusive of the first and last day of such period, the “Earn-Out Period”), the Common Share Price is greater than or equal to $20.00 during the Earn-Out Period (“Triggering Event”), then Company shall deliver or cause to be delivered from the Earn-Out Shares in accordance with the earn-out escrow agreement to each applicable SomaLogic Stockholder in accordance with such SomaLogic stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement) and the Earn-Out Service Providers, 5,000,000 shares of CMLS II Class A common stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to CMLS II Class A common stock occurring on or after the Closing, the “Earn-Out Shares”). Such issuance shall be upon the terms and subject to the conditions set forth in the Merger Agreement and other related agreements.

No fractional shares of Company common stock will be issued. In lieu of the issuance of any such fractional shares and pursuant to the Merger Agreement, fractional shares that would otherwise be issued will be rounded down to the nearest whole share of Company common stock.

Upon the Closing, the former SomaLogic stockholders are expected to hold, in the aggregate, approximately 61.7% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Any cash not used to repurchase shares from SomaLogic stockholders will remain on the balance sheet of the post-combination company.

Issuance of common stock to PIPE Investors

In connection with the Business Combination, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 37,500,000 shares of common stock at $10.00 per share to the PIPE Investors, for an aggregate purchase price of $375,000,000.

Why the Company Needs Stockholder Approval

Pursuant to Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities.

Additionally, pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the given trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Upon the consummation of the Business Combination, we expect to issue (1) up to 125,000,000 shares of our common stock plus up to 5,000,000 Earn-Out Shares to the SomaLogic stockholders in accordance with the terms and subject to the conditions of the Merger Agreement, and (2) 37,500,000 shares of our common stock in the PIPE Investment, in accordance with the terms and subject to the conditions of the Subscription Agreements. Accordingly, the aggregate number of shares of our common stock that we will issue in connection with the Business Combination will exceed 20% of both the voting power and the number of shares of common stock outstanding before such issuance, and for this reason, we are seeking the approval of our stockholders for the issuance of shares of our common stock pursuant to the Merger Agreement and the PIPE Investment.

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, stockholder approval is required if any director, officer or substantial stockholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because our Sponsor currently owns greater than 5% of common stock, our Sponsor is considered a substantial stockholder of the Company under Nasdaq Listing Rule 5635(e)(3). In connection with the PIPE Investment, affiliates of our Sponsor are expected to be issued 5,450,000 shares of CMLS II Class A common stock.

In the event that this proposal is not approved by Company stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Company stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of our common stock pursuant to the Merger Agreement or the PIPE Investment, such shares of common stock will not be issued.

Vote Required for Approval

The approval of the Nasdaq Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Nasdaq Stock Issuance Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

The Sponsor and each of our officer and directors have agreed to, among other things, vote in favor of this Nasdaq Stock Issuance Proposal. As of the date of this proxy statement/prospectus, the Initial Stockholders own approximately 20% of the outstanding shares of our common stock.

This Proposal No. 2 is conditioned upon the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, this Proposal No. 2 will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 3 — THE INCENTIVE PLAN PROPOSAL

Overview

The following is a summary description of the Incentive Plan as proposed to be adopted by the Company in connection with the Business Combination. This summary is not a complete statement of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan, a copy of which is attached hereto as Annex C. The Company’s stockholder should refer to the Incentive Plan for more complete and detailed information regarding the terms and conditions of the Incentive Plan. Unless the context otherwise requires, references in this summary to “we”, “us” and “our” generally refer to CMLS II in the present tense or the post-combination company from and after the Business Combination. The Incentive Plan will become effective as of the Closing Date, if it is approved by our stockholders.

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities, equity-linked compensatory opportunities or cash-based incentive awards. Equity awards, equity-linked compensatory opportunities and such cash-based incentive awards are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in our company and providing a means of recognizing their contributions to our success. Our board of directors believes that equity and equity-based and cash incentive awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified persons who help us meet our goals.

Summary of the Incentive Plan

The following summarizes the material terms of the Incentive Plan. This summary is qualified in its entirety to the full text of the Incentive Plan.

Administration.    The Incentive Plan will be administered as determined by the post-combination company’s board or a committee thereof duly authorized to administer the Incentive Plan. For purposes of this discussion, the body that administers the Incentive Plan is referred to as the “Administrator.” Among the Administrator’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the Incentive Plan as it deems necessary or proper. The Administrator has authority to administer and interpret the Incentive Plan, to grant discretionary awards under the Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the Incentive Plan and the awards thereunder as the Administrator deems necessary or desirable, to adopt, alter, and repeal administrative rules, guidelines and practices governing the Incentive Plan, to delegate authority under the Incentive Plan to the post-combination company’s executive officers and to otherwise supervise administration of the Incentive Plan. To the extent the combined company seeks to obtain the benefit of exemptions available under Rule 16b-3 under the Exchange Act, the applicable compensation may be approved by “non-employee directors.”

Available Shares.    The initial aggregate number of shares of post-combination company common stock that may be issued or used for reference purposes under the Incentive Plan or with respect to which awards may be granted will be 21,300,000 shares plus any shares of SomaLogic’s common stock subject to stock options that are assumed in the Business Combination. In addition, the number of shares of post-combination company common stock available for issuance under the Incentive Plan will be annually increased on January 1 of each calendar year beginning in 2022 by an amount equal to 5%. The maximum number of shares of the post-combination company common stock with respect to which incentive stock options may be granted under the Incentive Plan will be 21,300,000 shares, and will not be subject to the annual adjustment provision described above. The number of shares available for issuance under the Incentive Plan may also be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of common stock. In the event of any of these occurrences, the post-combination company may make any adjustments it considers appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the Incentive Plan or covered by grants previously made under the Incentive Plan. The shares available for issuance under the Incentive Plan may be, in whole or in part, either authorized and unissued shares of post-combination company common stock or shares of common stock held in or acquired for the post-combination company’s treasury. If an award under the Incentive Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Incentive Plan. In addition, the following shares may also be used again for grant under the Incentive Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; and (2) shares purchased on the open market with the cash proceeds from the exercise of options.

Annual Non-Employee Director Compensation Limitation.    Under the Incentive Plan, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the Incentive Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards, as well as, for the avoidance of doubt, any cash retainers) will not exceed $700,000.

Eligibility for Participation.    Members of the post-combination company’s board of directors, as well as employees of, and consultants to, the post-combination company or its subsidiary and affiliates, are eligible to receive awards under the Incentive Plan. We expect that there will be approximately 200 employees of the post-combination company and its subsidiary and affiliates, 6 consultants of the post-combination company and its subsidiary and affiliates, and 9 non-employee directors who would be considered to be eligible to receive awards under the Incentive Plan.

Award Agreement.    Awards granted under the Incentive Plan are evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the Administrator.

Stock Options.    The Administrator may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The Administrator will determine the number of shares of post-combination company common stock subject to each option, the term of each option, which may not exceed 10 years, or five years in the case of an incentive stock option granted to a 10 percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of post-combination company common stock at the time of grant or, in the case of an incentive stock option granted to a 10 percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Administrator at grant, and the exercisability of such options may be accelerated by the Administrator.

Stock Appreciation Rights.    The Administrator may grant stock appreciation rights (“SARs”) either with a stock option, which may be exercised only at such times and to the extent the related stock option is exercisable (a “Tandem SAR”), or independent of a stock option (a “Non-Tandem SAR”). A SAR is a right to receive a payment in shares of post-combination company common stock or cash, as determined by the Administrator, equal in value to the excess of the fair market value of one share of post-combination company common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed 10 years. The exercise price per share covered by a SAR will be the exercise price per share of the related stock option in the case of a Tandem SAR and will be the fair market value of post-combination company common stock on the date of grant in the case of a Non-Tandem SAR. The Administrator may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the Incentive Plan, or such other event as the Administrator may designate at the time of grant or thereafter.

Restricted Stock.    The Administrator may award shares of restricted stock. Except as otherwise provided by the Administrator upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The Administrator may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

Recipients of restricted stock will be required to enter into a restricted stock agreement with the post-combination company that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

Other Stock-Based Awards.    The Administrator may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, PSUs, dividend equivalent units, stock equivalent units, RSUs and deferred stock units under the Incentive Plan that are payable in cash or denominated or payable in or valued by shares of post-combination company common stock or factors that influence the value of such shares. The Administrator may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals and/or a minimum vesting period.

Other Cash-Based Awards.    The Administrator may grant awards payable in cash. Cash-based awards will be in such form, and dependent on such conditions, as the Administrator will determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the Administrator may accelerate the vesting of such award in its discretion.

Performance Awards.    The Administrator may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the Administrator. Based on service, performance and/or other factors or criteria, the Administrator may, at or after grant, accelerate the vesting of all or any part of any performance award.

Change in Control.    In connection with a change in control, as defined in the Incentive Plan, the Administrator may accelerate vesting of outstanding awards under the Incentive Plan. In addition, such awards may be, in the discretion of the Administrator: (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by the post-combination company for an amount equal to the excess of the price of a share of post-combination company common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of Company common stock paid in a change in control is less than the exercise price of the award. The Administrator may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Certain Transactions.    In connection with certain transactions and events affecting post-combination company common stock, including, without limitation, any extraordinary dividend, conversion, adjustment, split, recapitalization, reorganization, merger, consolidation, or similar corporate transaction or event, the Administrator has broad discretion to take action under the Incentive Plan to provide for adjustments to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event.

Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant has no rights as a stockholder with respect to shares of post-combination company common stock covered by any award until the participant becomes the record holder of such shares.

Repricing.    The post-combination company’s board of directors may, without approval of the stockholders, reduce the exercise price of any stock option or SAR, or cancel any stock option or SAR that has an exercise price in excess of fair market value in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Amendment and Termination.    Notwithstanding any other provision of the Incentive Plan, the post-combination company’s board of directors may at any time amend any or all of the provisions of the Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant. In no event may the Incentive Plan be amended without the approval of the post-combination company to increase the aggregate number of shares of common stock that may be issued under the Incentive Plan, or to make any other amendment that would require stockholder approval under applicable law, rules and regulations of any exchange on which the post-combination company’s securities are listed, except as provided under the Incentive Plan.

Transferability.    Awards granted under the Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the Administrator may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards.    The Incentive Plan provides that awards granted under the Incentive Plan are subject to any recoupment policy that the post-combination company may have in place or any obligation that the post-combination company may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term.    The Incentive Plan is expected to be adopted by the SomaLogic Board and Company stockholders in connection with the Closing of the Business Combination. No award will be granted under the Incentive Plan on or after the 10-year anniversary of the effective date of the Incentive Plan, which is the date the plan is approved by the stockholders. Any award outstanding under the Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

Material U.S. Federal Income Tax Consequences

The material federal income tax consequences of the Incentive Plan under current federal income tax law are summarized in the following discussion, which deals with the general U.S. federal income tax principles applicable to the Incentive Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock Options and SARs.    An Incentive Plan participant generally will not recognize taxable income and the post-combination company generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an incentive stock option or a nonqualified stock option. Upon exercising a nonqualified stock option when the fair market value of post-combination company common stock is higher than the exercise price of the option, an Incentive Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and the post-combination company (or its subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an incentive stock option, an Incentive Plan participant generally will not recognize taxable income, and the post-combination company will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of incentive stock option shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

The post-combination company will not be entitled to any tax deduction if the participant makes a qualifying disposition of incentive stock option shares. If the participant makes a disqualifying disposition of the shares, the post-combination company should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling a SAR, an Incentive Plan participant will recognize taxable income at ordinary income tax rates, and the post-combination company should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted Stock and RSUs.    An Incentive Plan participant generally will not recognize taxable income at ordinary income tax rates and the post-combination company generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and the post-combination company should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, an Incentive Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a risk of forfeiture (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for the shares. The post-combination company will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and the post-combination company will not be entitled to any additional tax deduction.

Other Stock-Based Awards, Other Cash-Based Awards, or Performance Awards.    An Incentive Plan participant will not recognize taxable income and the post-combination company will not be entitled to a tax deduction upon the grant of a performance award, other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and the post-combination company should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment. Upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Limitation on the Employer’s Compensation Deduction

Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

Excess Parachute Payments

Section 280G of the Code limits the deduction that the employer may take for otherwise deductible compensation payable to certain individuals if the compensation constitutes an “excess parachute payment.” Excess parachute payments arise from payments made to disqualified individuals that are in the nature of compensation and are contingent on changes in ownership or control of the employer or certain affiliates. Accelerated vesting or payment of awards under the Incentive Plan upon a change in ownership or control of the employer or its affiliates could result in excess parachute payments. In addition to the deduction limitation applicable to the employer, a disqualified individual receiving an excess parachute payment is subject to a 20% excise tax on the amount thereof.

Application of Section 409A of the Code

Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements. For purposes of Section 409A, “non-qualified deferred compensation” includes equity-based incentive programs, including some stock options, stock appreciation rights and RSU programs. Generally speaking, Section 409A does not apply to incentive stock options, non-discounted non-qualified stock options and stock appreciation rights if no deferral is provided beyond exercise, or restricted stock.

The awards made pursuant to the Incentive Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code to the extent the awards granted under the Incentive Plan are not exempt from coverage. However, if the Incentive Plan fails to comply with Section 409A in operation, a participant could be subject to the additional taxes and interest.

State, local and foreign tax consequences may in some cases differ from the United States federal income tax consequences described above. The foregoing summary of the United States federal income tax consequences in respect of the Incentive Plan is for general information only. Interested parties should consult their own advisors as to specific tax consequences of their awards.

The Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Code.

New Plan Benefits

Grants under the Incentive Plan will be made at the discretion of the Administrator and are not currently determinable. The value of the awards granted under the Incentive Plan will depend on a number of factors, including the fair market value of post-combination company common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of our common stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a Company stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Incentive Plan Proposal will have no effect on the Incentive Plan Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR
STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 4 — THE ESPP PROPOSAL

Overview

The following is a summary description of the ESPP as proposed to be adopted by the Company in connection with the Business Combination. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex D. The Company’s stockholders should refer to the ESPP for more complete and detailed information regarding the terms and conditions of the ESPP. Unless the context otherwise requires, references in this summary to “we”, “us”, and “our” generally refer to CMLS II in the present tense or the post-combination company from and after the Business Combination. The ESPP will become effective as of the Closing Date, if it is approved by our stockholders.

Purpose of the ESPP

The purpose of the ESPP is to provide employees with the opportunity to purchase post-combination company common stock through accumulated payroll deductions. We believe that the ESPP is a key factor in retaining employees, recruiting and retaining new employees and aligning the interests of our employees with those of our stockholders.

Summary of the ESPP

Administration.    The ESPP will be administered by the Compensation Committee of the post-combination company’s board of directors (“Compensation Committee”), which will have the right to determine any questions which may arise regarding the interpretation and application of the provisions of the ESPP and to make, administer and interpret such rules and regulations as it deems necessary. Any determinations will be made by the Compensation Committee in its sole discretion and will be final and binding. The Compensation Committee is authorized from time to time to delegate some or all of its authority under the ESPP to a subcommittee or other individuals as it deems necessary, appropriate or advisable.

Shares Available for Awards.    A total of 425,100 shares of post-combination company common stock will be reserved for issuance under the ESPP.

Eligibility.    Any individual who (i) has been employed by the post-combination company (or its subsidiaries) for at least 90 days, (ii) is customarily employed by the post-combination company (or its subsidiaries) for at least 20 hours per week and (iii) is customarily employed by the post-combination company (or its subsidiaries) for five months or more in any calendar year is eligible to participate in the ESPP, provided that the individual is employed on the first day of an option period and subject to certain limitations imposed by Section 423 of the Code. We expect that approximately 200 employees will be eligible to participate in the ESPP.

Option Periods.    The ESPP will be implemented by consecutive six-month option periods, beginning on January 1st and July 1st of each year and ending on the last day of June and December, respectively. Shares of post-combination company common stock will be issued on the last day of each six-month option period.

Participation in the Plan.    Eligible employees may become participants in the ESPP by executing and delivering to the post-combination company an enrollment form at least five days prior to the beginning of an option period (or an earlier date determined by the Compensation Committee). The enrollment form will specify the employee’s contribution percentage (between 2% and 15% of “eligible compensation” as defined in the Code) and will authorize the post-combination company to make payroll deductions for the purchase of shares of Company common stock under the ESPP. At any time on or prior to the fifteenth day of the last month of an option period, a participant may discontinue his or her participation in the ESPP or may decrease the rate of payroll deductions (but not below 2% of compensation) at any time during the option period by delivering electronic notice to the post-combination company. Upon a withdrawal from the ESPP during an option period, all payroll deductions for the option period will be returned to the participant in cash, without interest. The participant may not re-elect to participate in the ESPP during the option period but may make a new election to participate in any future option period. Unless the participant’s participation is discontinued, the purchase of shares of post-combination company common stock will occur automatically at the end of the option period. Once an employee becomes a participant, he or she will automatically be enrolled in subsequent option periods unless the employee withdraws from the ESPP or becomes ineligible to participate.

Purchase Price.    The purchase price per share of post-combination company common stock at which such shares will be sold under the ESPP is 85% of the fair market value per share on the last day of the option period. The fair market value per share of post-combination company common stock on a given date will be the closing sales price on the Nasdaq as of such date.

Delivery of Shares.    On the last day of the option period, the balance of a participant’s account under the ESPP will be applied to the purchase of the number of shares of post-combination company common stock determined by dividing the account balance by the purchase price. No fractional shares will be delivered under the ESPP.

Share Purchase Limits.    The maximum number of shares of post-combination company common stock that a participant may purchase during any option period is the number of shares that when multiplied by the fair market value of post-combination company common stock on the last day of the option period equals $12,500 or less. In addition, no participant will be granted an option under the ESPP that would allow the maximum number of shares of post-combination company common stock that a participant may purchase under the ESPP (or any employee stock purchase plan sponsored by the post-combination company (and its subsidiaries and affiliates)) to accrue at a rate that would exceed $25,000 in fair market value of such shares (determined at the last day of the option period) for each fiscal year in which the option is outstanding at any time. In addition, no participant will be permitted to subscribe for shares of post-combination company common stock under the ESPP if, immediately after the grant of the option, the participant would own 5% or more of the combined voting power or value of all classes of stock of the post-combination company or of any of its subsidiaries (including stock that may be purchased under the ESPP or pursuant to any other options).

Termination of Employment; Death.    Upon the termination of a participant’s employment with the post-combination company and its subsidiaries and affiliates, the participant (i) will immediately cease to participate in the ESPP and (ii) will receive any amounts being held in his or her account. In the event of a participant’s death during an option period, the participant’s designated beneficiary will be entitled to receive the amount credited to the participant’s account or to have the account applied to the purchase of post-combination company common stock at the end of the option period.

Adjustment or Changes in Capitalization.    In the event of any change in outstanding shares of post-combination company common stock by reason of a stock split, stock dividend, recapitalization, partial or complete liquidation, reclassification, merger, consolidation, reorganization, extraordinary cash dividend, spin-off, split-up, combination or other corporate event or distribution of stock or property affecting shares of post-combination company common stock, the aggregate number of shares available under the ESPP, the number of shares underlying options under the ESPP and the purchase price of such options will be appropriately adjusted in accordance with Section 423 of the Code.

Dissolution or Liquidation.    Unless provided otherwise by the Compensation Committee, in the event of the proposed dissolution or liquidation of the post-combination company, the option period then in progress will be shortened by the Compensation Committee setting a new exercise date and shall terminate immediately prior to the consummation of the proposed dissolution or liquidation.

Asset Sale, Merger or Consolidation.    In the event of a proposed sale of all or substantially all of the assets of the post-combination company, or the merger or consolidation of the post-combination company with or into another entity, each outstanding option under the ESPP will be assumed, or an equivalent right to purchase shares substituted, by the successor or resulting entity or a parent or subsidiary of the entity. In lieu of such substitution or assumption, the Compensation Committee may elect to shorten any option period then in progress by setting a new exercise date and any option period then in progress will end on the new exercise date.

Non-Assignability.    No rights or accumulated payroll deductions of a participant under the ESPP may be pledged or transferred for any reason during the lifetime of a participant (other than by will or the laws of descent and distribution). If a participant attempts to make such a transfer, any option held by the participant may be terminated by the post-combination company.

Amendment and Termination of the Plan.    The ESPP may be amended by the Compensation Committee for any reason subject to applicable laws, rules and regulations. However, if the Compensation Committee elects to amend the ESPP to increase the number of outstanding shares of post-combination company common stock available for issuance, the amendment must be approved by the post-combination company’s stockholders within 12 months before or after its adoption. The ESPP will remain in effect until December 31, 2031, unless terminated earlier by the post-combination company’s board of directors.

Material U.S. Federal Income Tax Consequences

The following summary of tax consequences to ESPP participants is intended to be used solely by the stockholders of CMLS II in considering how to vote on this proposal and not as tax guidance to participants in the ESPP. It relates only to federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the ESPP. In addition, this summary is as of the date of this proxy statement; federal income tax laws and regulations are frequently revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before participating in the ESPP or before disposing of any shares acquired under the ESPP.

The following generally summarizes the U.S. federal income tax consequences that will arise with respect to participation in the ESPP and the purchase and sale of shares of post-combination company common stock under the ESPP. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under a plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to the post-combination company, upon either the grant or the exercise of the purchase rights. However, taxable income will be recognized by a participant in the year in which there is a sale or other disposition of the purchased shares or in the event the participant dies while owning the purchased shares.

Disposition of Shares Following the Holding Period.    If the purchased shares are not disposed of within two years after the date on which the post-combination company granted the purchase right or within one year after the date on which a participant purchased the shares (such period, the “Holding Period”), or if the participant dies while owning the purchased shares, the participant will be taxed in the year in which he or she disposes of the shares, or the year in which the participant’s death occurs, as applicable. The participant will recognize ordinary income on an amount equal to the lesser of: (i) the excess, if any, of the fair market value of the purchased shares on the date on which he or she disposed of such shares or the date on which he or she died, as applicable, over the amount paid for the purchased shares, and (ii) the excess of the fair market value of the purchased shares on the date the post-combination company granted the purchase right over the purchase price, determined assuming that the purchase right was exercised on the date granted. The participant will recognize as capital gain any further gain realized by him or her when he or she disposes of the purchased shares (after increasing the tax basis in these shares by the amount of ordinary income realized as described above).

Disposition of Shares During the Holding Period.    If a participant disposes of the purchased shares before the Holding Period expires, the participant will be taxed in the year in which he or she disposes of such shares. The participant will recognize ordinary income, reportable for the year of the disposition of such shares, to the extent of the excess of the fair market value of such shares on the date on which the purchase right was exercised, over the purchase price for such shares. The participant will recognize as capital gain any further gain realized by him or her upon the disposition of the shares (after increasing the tax basis in these shares by the amount of ordinary income realized as described above).

If a participant disposes of the purchased shares before the Holding Period expires and the amount realized is less than the fair market value of the shares at the time of exercise, the participant will be taxed in the year in which he or she disposes of such shares. The participant will recognize ordinary income to the extent of the excess of the fair market value of such shares on the date on which the purchase right is exercised, over the purchase price for such shares. The participant will recognize a capital loss to the extent the fair market value of such shares on the exercise date exceeds the amount realized on the sale.

Company Deduction.    The post-combination company is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with the ESPP, but not for amounts the participant recognizes as capital gain.

New Plan Benefits

Participation in the ESPP is entirely within the discretion of the eligible employees. Because we cannot presently determine the participation levels by employee, the rate of contributions by employees and the eventual purchase price under the ESPP, it is not possible to determine the value of benefits which may be obtained by executive officers and other employees under the ESPP. Non-employee directors are not eligible to participate in the ESPP.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of our common stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a Company stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the ESPP Proposal will have no effect on the ESPP Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR”
THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “ Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 5 — THE CHARTER AMENDMENT PROPOSAL

Overview

Our stockholders are also being asked to adopt the A&R Certificate of Incorporation in the form attached hereto as Annex E, which, in the judgment of our Board, is recommended to adequately address the needs of the post-combination company. Furthermore, as set forth in the Merger Agreement, the Business Combination is not conditioned on the separate approval of the Charter Amendment Proposal.

The following is a summary of the key changes effected by the A&R Certificate of Incorporation, but this summary is qualified in its entirety by reference to the full text of the A&R Certificate of Incorporation, a copy of which is included as Annex E:

•        Change the post-combination company’s name to SomaLogic, Inc.    Currently, the Company’s name is CM Life Sciences II Inc. If this Proposal No. 5 is approved, the Company’s name will be SomaLogic, Inc. The Board believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed this name change.

•        Delete provisions relating to blank check company.    Our board of directors has determined it is recommended to eliminate provisions of our current certificate of incorporation that are specific to our status as a blank check company. This deletion is desirable because these provisions will serve no purpose following consummation of the Business Combination. For example, these proposed amendments remove the requirement to dissolve CMLS II and instead allow us to continue as a corporate entity with perpetual existence following consummation of the Business Combination.

•        Increase total number of authorized shares of common stock to 600,000,000 shares.    This amendment provides for adequate authorized capital and flexibility for future issuances of common stock if determined by the Board to be in the best interests of the post-combination company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

•        Increase total number of authorized shares of preferred stock to 1,000,000 shares.    The authorized but undesignated preferred stock will allow the post-combination company to discourage unsolicited and hostile attempts to obtain control by means of a merger, tender offer, proxy context or otherwise without incurring the risk, delay and potential expense incident to obtaining stockholder approval to amend the certificate of incorporation to authorize preferred stock or other defensive measures at the time of an unsolicited and hostile attempt to obtain control. Under this proposal, the post-combination company’s board of directors will have the authority, without further action by the holders of common stock, to issue up to 100,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors.

Vote Required for Approval

The approval of the Charter Amendment Proposal requires the affirmative vote of holders of a majority of our outstanding shares of common stock. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have the same effect as a vote “AGAINST” such Charter Amendment Proposal.

This Proposal No. 5 is conditioned upon the approval of the Business Combination Proposal, however, the Business Combination is not conditioned upon the approval of this Proposal No. 5. If the Business Combination Proposal is not approved, this Proposal No. 5 will have no effect, even if approved by our stockholders. Likewise, if this Proposal No. 5 is not approved, but all other proposals required for the Business Combination are approved, the Company will revert to its Current Charter.

As of the date of this proxy statement/prospectus, our Initial Stockholders have agreed to vote any shares of common stock owned by them in favor of this proposal.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR”
THE CHARTER AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal
No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal, but no other proposal if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, our Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR”
THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

INFORMATION ABOUT THE COMPANY

General

We are a blank check company incorporated on December 15, 2020 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

On February 25, 2021, we consummated our IPO of 27,600,000 Units which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,600,000 Units, at a purchase price of $10.00 per Unit. Each unit consists of one share of common stock, $0.0001 par value per share and one-fifth of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of common stock for $11.50 per share, provided that if we have not consummated our initial business combination within 24 months from the closing of the IPO, each warrant will entitle the holder thereof to purchase one share of common stock at a price of $11.50 per whole share, subject to adjustment in either case. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $276,000,000.

Simultaneously with the consummation of the IPO, we completed the private placement of an aggregate of 5,013,333 warrants to the Sponsor and our independent director nominees at a price of $1.50 per warrant, generating gross proceeds of $7,520,000.

Upon the closing of the IPO and the private placement, $276,000,000 ($10.00 per unit) of the net proceeds from the sale of units in the IPO and the private placements was placed in the Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by CMLS II meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by CMLS II, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account, as described below.

Initial Business Combination

The Nasdaq rules require that we must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of our signing a definitive agreement in connection with an initial business combination. Our Board has determined that the Business Combination meets the 80% test.

Redemption Rights for Holders of Public Shares

Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to CMLS II to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $276 million as of March 31, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CMLS II’s consent, until the Closing. If CMLS II receives valid redemption requests from holders of public shares prior to the redemption deadline, CMLS II may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. CMLS II may select which holders to seek such withdrawals of redemption requests from based on any factors it may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where it otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $250,000,000.

Submission of Our Initial Business Combination to a Stockholder Vote

The Special Meeting of our stockholders to which this proxy statement/prospectus relates is to solicit your approval of the Business Combination. Unlike many other blank check companies, our public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments. Our Initial Stockholders, including our Sponsor, have agreed to vote any shares of common stock owned by them in favor of the Business Combination.

Employees

We currently have three executive officers. Members of our management team are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed an initial business combination. We presently expect our officers to devote such amount of time as they reasonably believe is necessary to our business, and the amount of time that any other members of our management will devote in any time period will vary based on the current stage of the Business Combination process.

Management

Directors, Executive Officer and Corporate Governance.

Our current directors and executive officer are as follows:

Name	Age	Title
Eli Casdin	47	Chief Executive Officer and Director
Keith Meister	47	Chairman
Brian Emes	38	Chief Financial Officer and Secretary
Shaun Rodriguez	43	Chief Strategy Officer
Kevin Conroy	55	Director
Troy Cox	56	Director
Jason Kelly	40	Director
Stephen Quake	51	Director

Eli Casdin has been our Chief Executive Officer since December 2020 and has served as a director since completion of the IPO in February 2021. He founded Casdin Capital, LLC, an investment firm focused on the life sciences and healthcare industry, in November 2011 and currently serves as its Chief Investment Officer. Since July 2020 and January 2021, Mr. Casdin has also served as Chief Executive Officer and a director of CM Life Sciences Inc. (Nasdaq: CMLF) and CM Life Sciences III Inc. (Nasdaq: CMLT), respectively, both blank check companies. Mr. Casdin previously served on the board of directors of Exact Sciences Corporation (Nasdaq: EXAS) and serves on the board of directors of SomaLogic. Mr. Casdin holds a B.S. degree from Columbia University School of general studies and an M.B.A. from Columbia Business School. His qualifications to serve on our Board include his extensive leadership experience as an executive officer of an investment firm, his extensive public and private company directorship experience in the life sciences and healthcare sectors, and his expertise in finance, capital markets, and the biotechnology industry.

Keith Meister has been Chairman of our Board since December 2020. He founded Corvex Management LP, a New York based investment manager, in December 2010 and since its inception has served as its Managing Partner and Chief Investment Officer. From 2003 to 2010, Mr. Meister served as Chief Executive Officer and then Principal Executive Officer and Vice Chairman of the board of Icahn Enterprises L.P. (Nasdaq: IEP), the primary investment vehicle for Carl Icahn. Mr. Meister currently serves as Chairman of CM Life Sciences Inc. (Nasdaq: CMLF) and CM Life Sciences III Inc. (Nasdaq: CMLT), since July 2020 and January 2021, respectively. Mr. Meister also serves on the board of directors of MGM Resorts International (NYSE: MGM), a global hospitality and entertainment company, and its affiliate Roar Digital. Mr. Meister has previously served on the board of directors of numerous other public companies in his career, including Yum! Brands Inc. (NYSE: YUM), The Williams Companies, Inc. (NYSE: WMB), ADT, Inc. (NYSE: ADT), Ralcorp Holdings, Inc. and Motorola, Inc. (now Motorola Solutions, Inc., NYSE: MSI/Motorola Mobility, Inc.). He is Chairman of the board of the Harlem Children’s Zone and also serves on the board of trustees of the American Museum of Natural History. Mr. Meister holds a B.A. degree in government from Harvard College where he graduated cum laude. His qualifications to serve on our Board include his extensive leadership experience as managing partner and executive officer of an investment firm and a diversified holding company, his extensive public company directorship experience in a variety of industries, and his expertise in finance, capital markets, strategic development, and risk management.

Brian Emes has been our Chief Financial Officer and Secretary since December 2020. Mr. Emes is also the Chief Financial Officer of Corvex Management LP, a New York based investment manager, which he joined in January 2013. Since July 2020 and January 2021, Mr. Emes has also served as Chief Financial Officer of CM Life Sciences, Inc. (Nasdaq: CMLF) and CM Life Sciences III Inc. (Nasdaq: CMLT), respectively. Mr. Emes holds a B.S. degree in finance and marketing from Elon University’s Martha & Spencer Love School of Business, and is a licensed certified public accountant.

Shaun Rodriguez has been our Chief Strategy Officer since December 2020. Mr. Rodriguez joined Casdin Capital, LLC, an investment firm focused on the life sciences and healthcare industry, in July 2015 as a Senior Research Analyst and currently serves as its Director of Life Science Research. His coverage universe at Casdin Capital, LLC focuses on life science tools, diagnostics, health technology and services, and industrial applications of biotechnology. Since July 2020 and January 2021, Mr. Rodriguez has also served as Chief Strategy Officer of CM Life Sciences, Inc. (Nasdaq: CMLF) and CM Life Sciences III Inc. (Nasdaq: CMLT), respectively. From February 2011 to July 2015, Mr. Rodriguez served as Director and Senior Research Analyst in the healthcare equity research group of Cowen Inc. (Nasdaq: COWN), an investment bank and financial services company. Mr. Rodriguez holds a Ph.D. in biological sciences from Harvard University.

Kevin Conroy has served as a director since completion of the IPO in February 2021. Mr. Conroy is Chairman and Chief Executive Officer of Exact Sciences Corporation (Nasdaq: EXAS), a molecular diagnostics company, which he joined in 2009. Before joining Exact Sciences Corporation, Mr. Conroy served as President and Chief Executive Officer of Third Wave Technologies, a molecular diagnostics company, from 2005 until the company’s acquisition by Hologic, Inc. in 2008. From 2004 to 2005, Mr. Conroy served as Third Wave’s General Counsel. Mr. Conroy also previously held leadership positions at GE Healthcare, a global leader in medical imaging and information technology. Mr. Conroy serves as a director of Epizyme, Inc. (Nasdaq: EPZM) and Adaptive Biotechnology Corporation (Nasdaq: ADPT), and previously served as director of ARYA Sciences Acquisition Corporation. Mr. Conroy holds a J.D. from Michigan Law School and a B.A. in electrical engineering from Michigan State University. His qualifications to serve on our Board include his leadership experience as a senior executive and board member of several public life science companies.

Troy Cox has served as a director since completion of the IPO in February 2021. Mr. Cox has served as Director of SOPHiA GENETICS SA since July 2019 and as Chairman since February 2020, Director of LetsGetChecked Inc. since October 2019 and as Vice Chairman since May 2020 and Director at Zymeworks Inc. (NYSE: ZYME) since June 2019. Mr. Cox also serves as Director for non-profits Massachusetts BioTechnology Council (MassBio) and Dream Foundation. Mr. Cox previously led Foundation Medicine, Inc. as President and Chief Executive Officer from February 2017 to February 2019, including its acquisition by Roche in July 2018. Prior to Foundation Medicine, Troy served as Senior Vice President and Officer at Genentech, Inc. from February 2010 to February 2017. Before joining Genentech, Mr. Cox held executive and senior roles of increasingly broad accountabilities including President of CNS operations at UCB BioPharmaceuticals, Senior Vice President at Sanofi-Aventis and diverse foundational roles at Schering-Plough. Mr. Cox received an M.B.A. at the University of Missouri and B.B.A. in finance from the University of Kentucky. His qualifications to serve on our Board include his extensive experience in the life sciences industry as an executive and in connection with evaluation and execution of business transaction and merger opportunities.

Jason Kelly has served as a director since completion of the IPO in February 2021. Dr. Kelly is the Co-Founder and Chief Executive Officer of Ginkgo Bioworks, Inc., a synthetic biology company, since 2008. Prior to founding Ginkgo in 2008, Dr. Kelly received a Ph.D. in biological engineering and a B.S. in chemical engineering and biology from Massachusetts Institute of Technology. His qualifications to serve on our Board include his experience co-founding and serving as Chief Executive Officer for a leading company in the life sciences sector.

Stephen Quake has served as a director since completion of the IPO in February 2021. Dr. Quake is the Lee Otterson Professor of Bioengineering, since 2008, and Professor of Applied Physics, since 2005, at Stanford University and, since 2016, Co-President of the Chan Zuckerberg Biohub, a non-profit medical research organization located in San Francisco. From 2006 to 2016, Dr. Quake was an Investigator for the Howard Hughes Medical Institute, a non-profit medical research organization. Prior to joining the faculty at Stanford University in 2005, Dr. Quake was a Professor of Applied Physics and Physics at the California Institute of Technology. Dr. Quake is currently scientific founder and director of Bluestar Genomics, Inc., Molecular Stethoscope, Inc., Mirvie, Inc. and IgGenix, Inc., and was also a scientific founder of several other companies, including Fluidigm Corporation (Nasdaq: FLDM), CareDX, Inc. (Nasdaq: CDNA), Verinata Health, Inc. (now part of Illumina, Inc. (Nasdaq: ILMN)), and KariusDX. Dr. Quake received a B.S. in physics and M.S. in mathematics from Stanford University and a D.Phil. in theoretical physics from the University of Oxford as a Marshall Scholar. His qualifications to serve on our Board include his extensive professional and educational experience in the life sciences industry, as well as his role in founding several companies in the industry.

Board Leadership Structure and Role in Risk Oversight

The Board’s oversight of risk is administered directly through the Board, as a whole, or through its audit committee. Various reports and presentations regarding risk management are presented to the Board to identify and manage risk. The audit committee addresses risks that fall within the committee’s area of responsibility. For example, the audit committee is responsible for overseeing the quality and objectivity of CMLS II’s financial statements and the independent audit thereof. Management furnishes information regarding risk to the Board as requested.

Number and Terms of Office of Officers and Directors

Our Board consists of six members. Our Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Drs. Kelly and Quake, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Kevin Conroy and Troy Cox, will expire at our second annual meeting of stockholders. The term of office of the third class of directors, consisting of Eli Casdin and Keith Meister, will expire at our third annual meeting of stockholders. Subject to any other special rights applicable to the stockholders, any vacancies on our Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board that includes any directors representing our Sponsor then on our Board, or by a majority of the holders of our common stock.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Board.

Director Independence

The listing standards of Nasdaq require that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that each of Mr. Conroy, Mr. Cox, Dr. Kelly, and Dr. Quake are “independent directors” as defined in Rule 10A-3 of the Exchange Act and the rules of Nasdaq, and Keith Meister is an “independent director” as defined in Nasdaq listing standards. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. All of the members of these three committees are comprised solely of independent directors in accordance with the rules of Nasdaq and the SEC.

Audit Committee

The members of our audit committee are Mr. Conroy, Mr. Cox and Dr. Kelly. Mr. Cox serves as chairman of the audit committee. Each of Mr. Conroy, Mr. Cox, Dr. Kelly meet the independent director standard under Nasdaq listing rules and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate and our Board has determined that Mr. Cox qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting Board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our compensation committee are Mr. Conroy, Mr. Cox and Dr. Quake. Dr. Stephen Quake serves as chairman of the compensation committee. Each of Mr. Conroy, Mr. Cox and Dr. Quake meet the independent director standard under Nasdaq listing rules and under Rule 10A-3(b)(1) of the Exchange Act.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to Board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination.

Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance are Mr. Cox, Dr. Kelly and Mr. Meister. Dr. Kelly serves as chair of the nominating and corporate governance committee. Each of Mr. Cox, Dr. Kelly and Mr. Meister meet the independent director standard under Nasdaq listing rules and under Rule 10A-3(b)(1) of the Exchange Act.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to the Board candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the Board;

•        developing and recommending to the Board and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the Board, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Committee Membership, Meetings and Attendance

Each of the audit committee, compensation committee and nominating and corporate governance committee of our Board is comprised entirely of independent directors.

From our date of inception (December 15, 2020) through December 31, 2020 we did not hold any Board or Committee meeting.

Each of our incumbent directors attended or participated in at least 75% of the meetings of the respective committees of which he is a member held during the period such incumbent director was a director during the year ended December 31, 2020.

We encourage all of our directors to attend our annual meetings of stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our Board.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We filed a copy of our Code of Business Conduct and Ethics as an exhibit to the registration statement in connection with our IPO. You are able to review this document by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct and Ethics and the charters of the committees of our Board can be provided without charge upon request from us in writing at 667 Madison Ave, New York, NY 10065, or by telephone at (212) 474-6745. If we make any amendments to our Code of Business Conduct and Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this proxy statement/prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Our officers have agreed to present to us all target business opportunities that have a fair market value of at least 80% of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) prior to presenting them to any other entity, subject to any fiduciary or contractual obligations they may have. The members of our management team are not otherwise obligated to present us with any opportunity for a potential business combination of which they become aware, unless presented to such member solely in his or her capacity as a director or officer of the company. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Potential investors should also be aware of the following other potential conflicts of interest:

•        our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of the Business Combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•        our Initial Stockholders purchased Founder Shares prior to the date of the IPO and purchased private placement warrants in a transaction simultaneous to the IPO.

•        in the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        our Initial Stockholders have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the consummation of our initial business combination. Additionally, our Initial Stockholders have agreed to waive their redemption rights with respect to any Founder Shares held by them if we fail to consummate our initial business combination within 18 months after the closing of our IPO. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless. With certain limited exceptions, the Founder Shares will not be transferable, assignable by our Sponsor until the earlier of: (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private placement warrants and the common stock underlying such warrants, will not be transferable, assignable or saleable by our Sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Since our Sponsor and officers and directors may directly or indirectly own common stock and warrants, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        our Sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our Sponsor or an affiliate of our Sponsor or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such working capital loans may be convertible into additional warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercisability and exercise price.

The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations to such other entities (as well as to us). Our officers have also agreed not to participate in the formation of, or become an officer or director of, any other SPAC with a class of securities intended to be registered under the Exchange Act which has publicly filed a registration statement with the SEC until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within the required time period. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Eli Casdin	Casdin Capital, LLC(1)	Investment manager	Chief Investment Officer
	AbSci	Biotechnology	Director
	C2i Genomics	Biotechnology	Director
	CM Life Sciences, Inc.	Blank check company	CEO and Director
	CM Life Sciences III, Inc.	Blank check company	CEO and Director
	DNA Script	Biotechnology	Director
	EQRx, Inc.	Biotechnology	Director
	GeneMatters, LLC	Biotechnology	Director
	Genomatica, Inc.	Biotechnology	Director
	New York Genome Center	Biotechnology	Director
	Prominex Inc.	Biotechnology	Director
	Sexton Biotechnologies	Biotechnology	Director
	SomaLogic, Inc	Biotechnology	Director
	Tenaya Therapeutics, Inc.	Biotechnology	Director
	Thrive Earlier Detection Corp.	Biotechnology	Director
	Verana Health	Biotechnology	Director
	Vineti	Biotechnology	Director
Keith Meister	Corvex Management LP(1)	Investment manager	Managing Partner and Chief Investment Officer Director
	CM Life Sciences, Inc.	Blank check company	Chairman
	CM Life Sciences III, Inc.	Blank check company	Director
	MGM Resorts International	Hospitality and entertainment	Director
	Roar Digital, LLC	Sports betting and online gaming	Director
Brian Emes	Corvex Management LP(1)	Investment manager	Chief Financial Officer
	CM Life Sciences, Inc.	Blank check company	Director
	CM Life Sciences III, Inc.	Blank check company	Director

INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Shaun Rodriguez	Casdin Capital, LLC(1)	Investment manager	Director of Life Science Research
	C2i Genomics	Biotechnology	Director
	CM Life Sciences, Inc.	Blank check company	Director
	CM Life Sciences III, Inc.	Blank check company	Director
	GeneMatters, LLC	Biotechnology	Director
	Invetx	Biotechnology	Director
	Ivexol	Biotechnology	Director
	Prominex Inc.	Biotechnology	Director
Kevin Conroy	Exact Sciences Corporation	Medical diagnostics	Chairman and CEO
	Epizyme, Inc.	Biotechnology	Director
	Adaptive Biotechnology Corporation	Biotechnology	Director
Troy Cox	SOPHiA GENETICS SA	Biotechnology	Chairman
	LetsGetChecked Inc.	Biotechnology	Vice Chairman
	Massachusetts BioTechnology Council	Non-profit organization	Director
	Zymeworks Inc.	Biotechnology	Director
Jason Kelly	Gingko Bioworks, Inc.	Biotechnology	Co-Founder and CEO
Stephen Quake	Stanford University	Private research university	Professor
	Chan Zuckerberg Biohub	Non-profit research organization	Co-President
	Bluestar Genomics, Inc.	Biotechnology	Director
	IgGenix, Inc.	Biotechnology	Director
	Mirvie, Inc.	Biotechnology	Director
	Molecular Stethoscope, Inc.	Biotechnology	Director

____________

(1)     Including with respect to one or more investment funds, clients and accounts for which such entity acts as investment advisor.

Accordingly, if any of the above executive officers or directors becomes aware of a business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm, or from an independent valuation or appraisal firm that regularly prepares fairness opinions, that such an initial business combination is fair to our company from a financial point of view.

Our Sponsor, officers and directors have agreed to vote any Founder Shares held by them and any public shares purchased during or after the offering (including in open market and privately negotiated transactions) in favor of our Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

Our Current Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Current Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Current Charter. Our bylaws permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation

In January and February 2021, our Sponsor transferred 25,000 Founder Shares to each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake. None of our executive officers or directors have received any cash compensation for services rendered to us. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from the post-combination company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the post-combination company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed Business Combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to our Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial Business Combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information available to us at March 31, 2021 with respect to our common stock held by:

•        each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•        each of our executive officers and directors; and

•        all our executive officers and directors as a group.

The following table is based on 27,600,000 shares of CMLS II Class A common stock and 6,900,000 shares of CMLS II Class B common stock outstanding as of March 31, 2021. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these are not exercisable within 60 days of March 31, 2021.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of Outstanding Common Stock
CMLS Holdings II LLC (our Sponsor)(3)	6,800,000	19.7%
Eli Casdin(3)	6,800,000	19.7%
Keith Meister(3)	6,800,000	19.7%
Brian Emes	—	—
Shaun Rodriguez(4)	—	—
Kevin Conroy(5)	25,000	*
Troy Cox	25,000	*
Jason Kelly	25,000	*
Stephen Quake	25,000	*
All executive officers, directors and director nominees as a group (8 individuals)	6,900,000	20.0%

____________

(1)      Unless otherwise noted, the business address of each of the following entities or individuals is c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065.

(2)      Interests shown consist solely of Founder Shares, classified as Class B common stock. Such shares will automatically convert into Class A common stock concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities.” Excludes Class A common stock issuable pursuant to the forward purchase agreements, as CMLS II, Casdin and Corvex agreed to terminate the obligations under the forward purchase agreements, contingent upon the Closing, so such shares, if any, would only be issued concurrently with the closing of our initial business combination.

(3)      CMLS Holdings II LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings II LLC is comprised of Eli Casdin and Keith Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings II LLC. Each of Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of his respective pecuniary interest therein.

(4)      Does not include any shares indirectly owned by this individual as a result of his indirect ownership interest in our sponsor.

(5)      Conroy Family Foundation, Inc., a 501(c) charitable organization, is the record holder of the shares reported herein. Mr. Conroy is a board member and officer of Conroy Family Foundation, Inc., and has shared voting and investment discretion with respect to the common stock held of record by Conroy Family Foundation, Inc.

Our Initial Stockholders beneficially own approximately 20% of the issued and outstanding common stock. Because of this ownership block, our Initial Stockholders may be able to effectively influence the outcome of all other matters requiring approval by our stockholders, including amendments to our Current Charter and approval of significant corporate transactions including our initial Business Combination.

We have no compensation plans under which equity securities are authorized for issuance.

Pre-Approval Policy

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our Board. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes of the Company, included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated on December 15, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more target businesses (a “business combination”). Our Sponsor is CMLS Holdings II LLC, a Delaware limited liability company. In connection with effectuating a business combination, we intend to use cash from the proceeds of our IPO, the sale of the Private Placement Warrants that occurred simultaneously with the completion of our IPO and the sale of the Forward Purchase Units, shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

The registration statement for our IPO was declared effective on February 22, 2021. On February 25, 2021, we consummated the IPO of 27,600,000 units (including 3,600,000 units issued to the Underwriters pursuant to the exercise in full of the over-allotment option granted to the Underwriters) (“Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $276.0 million, and incurring offering costs of approximately $15.7 million, inclusive of $9.7 million in deferred underwriting commissions.

Simultaneously with the closing of the IPO, we consummated the private placement (“Private Placement”) of 5,013,333 warrants at a price of $1.50 per warrant (“Private Placement Warrants” and, together with the warrants included in the Units, the “Warrants”) to the Sponsor, generating gross proceeds of approximately $7.5 million.

Upon the closing of the IPO and the Private Placement on February 25, 2021, $276.0 million ($10.00 per Unit) of the net proceeds of the sale of the Units in the IPO and the Private Placement were placed in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in U.S. “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.

If we have not completed a business combination within 24 months from the closing of the IPO, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Proposed Business Combination

On March 28, 2021, we entered into a Merger Agreement with Merger Sub, and SomaLogic, a copy of which is attached to this proxy statement/prospectus as Annex A.

Results of Operations

For the three months ended March 31, 2021, we had a net loss of approximately $26.4 million, which included a loss from operations of $0.1 million, offering cost expense allocated to warrants of $0.5 million, and a loss from the change in fair value of warrant liabilities of $25.8 million. Our business activities from inception to March 31, 2021 consisted primarily of our formation and completing our IPO, and since the offering, our activity has been limited to identifying and evaluating prospective acquisition targets for a business combination.

Liquidity and Capital Resources

As of March 31, 2021, we had approximately $1.6 million in its operating bank account, and working capital of approximately $1.5 million.

Our liquidity needs up to February 25, 2021 had been satisfied through a capital contribution from the Sponsor of $25,000 for the founder shares and access to a loan under an unsecured promissory note from the Sponsor of $300,000. Subsequent to the consummation of the IPO, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us working capital loans. As of March 31, 2021, there were no amounts outstanding under any working capital loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a business combination or one year from this filing. Over this time period, we will be using these funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the business combination

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our unaudited condensed financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these unaudited condensed financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our unaudited condensed financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Except as set forth below, there have been no significant changes in our critical accounting policies as discussed in the final prospectus filed by us with the SEC on February 24, 2021.

Warrants Liability

We evaluated the Warrants in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers as well as provisions that provided for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant, precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815 and are not eligible for an exception from derivative accounting, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Statement of Operations in the period of change.

Recent Accounting Pronouncements

Our management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying unaudited condensed financial statements.

Off-Balance Sheet Arrangements

As of March 31, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

As of March 31, 2021, we were not subject to any market or interest rate risk. The net proceeds of the IPO and the sale of the private placement warrants held in the trust account have been invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of December 31, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations. No unaudited quarterly operating data is included in this prospectus as we have not conducted any operations to date.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until we are no longer an “emerging growth company,” whichever is earlier.

SOMALOGIC’S BUSINESS

“We,” “us,” and “our” in this section generally refer to SomaLogic, Inc., a Delaware corporation, and its subsidiary (collectively, “SomaLogic”) prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiary following the consummation of the Business Combination.

Unless otherwise indicated or the context otherwise requires, references in this SomaLogic’s Business section to “SomaLogic,” “we,” “us,” “our” and other similar terms refer to SomaLogic prior to the Business Combination and to the Company and its consolidated subsidiary after giving effect to the Business Combination.

Company Overview

Our Mission

Our mission is to unlock the latent power of proteomics in order to facilitate a more complete understanding of human biology and contribute to the relief of suffering and the extension of healthy, meaningful life.

We believe we are only now traversing the early stages of the proteomics movement and that SomaLogic is at the forefront of such movement. We predict the new tools and insights generated in the field of proteomics will ultimately have more impact across the life sciences sector and produce more research and clinical benefit than genomics. We have spent the last 20 years developing our proprietary proteomics platform, solidifying commercial relationships and building what we view as one of the largest and most comprehensive proteomics databases in the world. Our goal is to establish our integrated technology as the universal proteomics platform: enabling potentially extraordinary biomedical discovery and opening the door to precision medicine through transformed diagnostics, population management and individual care.

Overview

SomaLogic is a leading commercial-stage proteomics company. We have built an integrated proteomics platform that, according to our internal models and testing specifications, is capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs. We designed our platform with the goal of being a universal proteomics platform, with the breadth (number of proteins measured) and precision (accuracy of measurement) important for discovery and research applications, and both the reproducibility and robustness important for clinical applications. Our platform is underpinned by our proprietary assay technology, our protein database (which we believe is one of the largest proteomics databases worldwide), and artificial intelligence and machine learning capabilities. As of April 30, 2021, our assay can measure approximately 7,000 protein target measurements in a single sample using only approximately 55 µL of plasma or serum. Our proteomics database matches proteomics and clinical information and contains over 1.5 billion protein measurements with over 675,000 participant-years of clinical follow-up. Leveraging our artificial intelligence-enabled bioinformatics capability, we use our database to power diagnostic product development for our research and clinical customers. We currently run our platform within our own laboratory, receive samples from customers and perform proteomics analysis on their behalf. We are also developing an integrated solution comprising kits and select equipment that would enable customers to perform our proteomics assay at their own sites and leverage our bioinformatics capabilities through the cloud to analyze the data. We have served over 300 customers and collaborators with our proteomics technology since 2015. Our current partnerships include Novartis, Amgen, and others, and our proteomics assay is used in laboratories both at the FDA and the National Institute of Health.

Although the genomics revolution has led to a large number of biological insights, we believe the value of proteomics remains largely untapped as only a small portion of the human proteome is routinely identified and measured by others. Unlike the genome, which is essentially static, the proteome is dynamic within an organism and is a product of the genetic blueprint and environmental influences. The ability to measure accurately a large number of proteins and their interactions within biological systems enables researchers to capture a more complete snapshot of the dynamic state of a cell, tissue or organism. However, this has remained a challenge for the life sciences industry. Although proteomics technologies have advanced over the past several years, there are currently few commercially available methodologies for broad, large-scale protein measurement and each have their own limitations. This is largely due to inherent difficulties in measuring proteins. For example, proteins have unstable and variable chemical structures and their presence in blood or plasma can span a large dynamic range. Traditional methodologies have included mass spectrometry and antibody-based approaches, whereas the former has limitations with detecting proteins at low abundance, and the latter with the number of proteins that can be detected at once. We believe there is a widely accepted set of technology attributes required to broaden the utility of proteomics technologies, including, but not limited to, breadth (“plex”, or number of proteins measured), depth (or lower limits of detection), dynamic range, precision, throughput, ability to measure proteins in their native state, and processing bias. We believe our platform possesses each of these attributes, and as a result is capable of unlocking key biological insights that can ultimately improve and augment life science discovery, health care provider (individual and systems of care) productivity, and ultimately — individual health.

Our proprietary platform is built upon our assay technology, our proprietary database (which we believe is one of the world’s largest proteomics databases), and artificial intelligence and machine learning bioinformatics capabilities. We believe these technologies fit and work together seamlessly to enable our growing product offering, and the collection of more data to support product development. Our foundational assay technology includes our library of modified aptamer protein identification reagents, referred to as “SOMAmer® reagents”, and our SomaScan® assay. Our SOMAmer® reagents are proprietary “slow off-rate modified aptamers” which are short, synthetic single stranded DNA (ssDNA) sequences developed to bind specific protein targets with high affinity and specificity across the proteome. As of April 30, 2021, we have reagents targeting approximately 7,000 protein target measurements of the approximately 20,000 canonical human proteins included in our current SomaScan® assay, and plan to increase this number to approximately 10,000 in the next 24 months. We believe our foundational SomaScan® assay exhibits one of the industry’s leading technical specifications for identification and measurement, with a dynamic range of approximately 10 logs, a median coefficient of variation of approximately 5%, and high sensitivity and specificity. We have been able to increase the number of identified protein target measurements from less than 500 proteins over a decade ago to approximately 7,000 as of April 30, 2021, while also improving our platform’s technical performance. We predict this will continue to be the case as we increase the number of proteins measured in the future. This ability to precisely measure thousands of proteins in life sciences research or clinical samples enriches the biological and clinical insights derived from our database. To facilitate mining these insights, we have developed a unique proteomics bioinformatics platform during the past decade by virtue of analyzing high-plex proteomic data for over 450,000 cumulative SomaScan® assay runs which have been included in our database. Our models derived from artificial intelligence and machine learning can correlate patterns of protein expression to a current health state or future risk of disease and allow the platform to continuously evolve as we run more samples. SomaScan® is available as a Laboratory-Developed Test (“LDT”) in the United States.

Our business model is currently focused on research and clinical customers. We believe our platform has broad application beyond our current commercial offering and we continue to work with collaborators to explore new areas of application for research and clinical proteomics.

Our assay services delivered to the research market is focused on pharmaceutical and biotechnology companies, and academic research institutions. We facilitate drug development, analysis of clinical trials and new human biology insights by assessing protein-protein and protein-gene networks. According to research published in nature Reviews Drug Discovery, approximately 90% of current FDA-approved drugs and drugs in development target a protein, which highlights the importance of proteomics and its ability to provide customers with actionable biological insights that can accelerate development and patient care. In addition to providing protein data for research customer use, as of April 30, 2021 we have released 16 SomaSignal™ research use only (RUO) protein-pattern recognition tests covering multiple applications, including facilitation of clinical trials (patient inclusion/exclusion, therapeutic effects of pharmaceuticals during trials, and other use cases).

Our services and products delivered into the clinical market is focused on providing data-driven diagnostic tests aimed at enabling high predictive power of biological disease and risks to patients based on high-plex proteomic measurement and bioinformatics predictive model development. We have released 12 SomaSignal™ tests for use as laboratory developed tests under our CLIA certification since late 2019. We also have a pipeline of over 100 unique tests and use claims targeting multiple applications, including offerings for health and wellness, preventative medical and disease management for pharmaceutical companies, health system providers and payors. Our SomaSignal™ tests provide several advantages that we believe will help to sustain our company as one of the leaders in the emerging high-plex clinical proteomics space. These advantages include more accurate tests for risk prediction and the breadth of protein measurement vs. selected biomarkers. We also run the same broad assay for each sample, and therefore offer all relevant tests as well as capture a broad dataset for each sample. We have developed a number of United States health system partnerships in which we are studying use cases and benefits for SomaSignal™ tests for patient populations, and should facilitate development of our clinical opportunity.

We believe proteomics represents one of the largest untapped opportunities in the life sciences industry today. Our platform has the ability to address a host of exciting opportunities across several proteomics markets, including basic research and discovery, translational research, biopharmaceutical development, and clinical diagnostic applications. According to Grand View Research, the global addressable market opportunity across these markets combined was valued at approximately $90 billion in 2020. According to Statista, the proteomics market focused on life sciences research applications is valued to be approximately $50 billion, consisting of approximately $30 billion for basic research and discovery, and approximately $20 billion for translational research and pharmaceutical development. In addition to life sciences research, we believe we are also uniquely positioned to capture a significant part of the clinical diagnostics market, which is valued at approximately $40 billion. Over the longer term, we expect to also target direct-to-consumer market applications. As was witnessed during the evolution of genomics enablement and applications development, we expect proteomics markets to grow substantially over time. We believe our platform is positioned to enable new applications and create new markets, which will further increase our total addressable market in future years.

We generated over $18 million of revenue during the three months ended March 31, 2021 and over $55 million of revenue in 2020, almost entirely from our research market. Our cash and cash equivalents balance as of March 31, 2021 is $85 million. For additional information please see the section titled “Selected Historical Financial Information of SomaLogic.”

Proteomics and Existing Technologies

Background

We believe the value of proteomics remains largely untapped. Over the past decade, the genomics revolution has led to an acceleration of biological insights arising from the development and incorporation of large-scale, high-throughput molecular profiling techniques into research and clinical medicine. Although the knowledge of biological systems from the standpoint of both genomics and transcriptomics has led to significant scientific advancements and biological discoveries, we believe the critical impact of protein function on biology remains largely unexplored due to several inherent difficulties in proteomics that do not exist in genomics and slow the technological progress to fully interrogate the proteome, such as the unique characteristics of each protein, including shapes, sizes (20,000 different structures versus the fairly simple structure of nucleic acid), half-lives, and myriad locations throughout the human body in organs, tissues and cells (versus the content localization of nucleic acid in the nuclei of cells and in mitochondria). Therefore, unlike DNA, proteins can have unstable and variable chemical structures, and their presence in various biologic matrix samples can span an exceptionally large dynamic range. This can make proteins difficult to detect and identify, especially at low concentrations. We believe that to extract the multidimensional networks of biological information encoded in proteins, researchers generally have to be able to measure many proteins at scale, over a very wide dynamic range, and with a high degree of precision (we believe to suggest otherwise would require one assume the 20,000 known protein-encoding genes selected by millions of years of human evolution are not all important to understanding human biology). In addition, we view robust and reproducible analysis as a requirement to drive adoption in the clinical setting. Although there are several approaches widely practiced today that can identify and measure of a large number of proteins, the ability to capture a sufficiently broad number of proteins with high accuracy and repeatability, in order to capture a more comprehensive picture of the dynamic state of a cell, tissue or organism has largely been an ongoing, difficult challenge for the life sciences industry.

Key limitations of current proteomics technologies

We believe there are currently few widely practiced methodologies for broad interrogation of the proteome, and each can have their own specific set of limitations. The key methodologies today include mass spectrometry and antibody-based approaches. Protein sequencing and counting technologies have also been recent innovations in the field, but generally have not been applied commercially at scale.

•        Mass spectrometry:    Mass spectrometry is most often used to identify and measure peptides and proteins, including posttranslational modifications detectable through changes in mass. Mass spectrometry workflows are generally complex and time consuming, and can invariably include enzymatic fragmentation of proteins, such that it is not known whether a measured protein was intact in the sample. Mass spectrometry can also experience difficulties in detecting proteins at low abundance within samples. Sample pre-processing workflows, such as those using antibody columns to deplete abundant proteins or other protein-binding enrichment techniques, attempt to overcome some of these issues, but we believe these approaches can add sample processing biases, increase variation and disrupt normal physiologic interactions between proteins. The inherent complexity of protein samples can often lead to difficulties with data interpretation, and the dynamic range may harm linear quantification for low abundance signals.

•        Antibody-based proteomic approaches:    There are many widely practiced proteomics approaches based on the use of antibodies designed to target specific proteins. However, each approach can have its own set of limitations. For example, immunoassays and common tests that use antibodies are very sensitive, but these tests can be limited by plex-size, usually targeting less than approximately 30 to 50 proteins in a single sample. Higher multiplex antibody-based proteomic approaches can enable high-throughput, multiplex protein expression analysis and are often used to address the generally limited capabilities of mass spectrometry to navigate complex samples. However, these approaches typically require running a series of small plex-size samples, which may increase assay complexity and cost. Additionally, the per-reagent cost can be high.

•        Protein sequencing and counting approaches:    Several approaches have recently demonstrated the ability to detect proteins in a sample by determining their unique sequences, generally through successive cycles of controlled degradation coupled with detection of the terminal amino acids. Such approaches are broadly akin to Next Generation Sequencing (“NGS”) of nucleic acids in which DNA molecules of a certain sequence are quantified by counting. The development of these approaches is at the technology proof-of-principle stage. As with mass spectrometry approaches, any information about the native state of the proteins is by necessity lost during the sample processing steps of such sequencing and counting approaches.

We believe there is a widely accepted set of attributes which can reliably predict the effectiveness of proteomics technologies, but that widely practiced methods are generally limited with regards to providing all of these attributes. We aim to address such limitations with our platform, which includes the following attributes:

•        Breadth, or number of proteins measured:    Current quantitative proteomics methods usually only monitor a relatively small proportion of the proteome. The human genome consists of approximately 20,000 protein-coding genes which can give rise to millions of protein variants. However, widely practiced mass spectrometry techniques can only enable routine observation of, approximately 2,000 to 3,000 proteins in cells with a maximum of approximately 5,000, and significantly less in plasma due to challenges from the dynamic range. Antibody-based methods can generally be even more limited, with breadth being severely constrained due to non-specific interactions.

•        Depth, or lower limits of detection:    Given many important human proteins are present in plasma at very low concentrations, often in the sub-picomolar range, we believe the minimal level of detection, or depth, is a key factor for evaluating proteomic techniques. Existing proteomic techniques can often face an inherent tradeoff between this metric of lower limit of detection and the breadth metric mentioned previously. Although mass spectrometry theoretically has breadth of measurement, many proteins of interest can remain below the mass spectrometry limit of detection, even with significant plasma fractionation and abundant protein depletion approaches to improve the metric. While most antibody-based techniques can achieve adequate lower limit of detection to be able to measure less abundant proteins, we believe they are lacking in breadth of measurement. Depth is generally nonexistent for protein sequencing techniques.

•        Dynamic range:    The range of protein concentrations in a typical biological sample such as plasma or serum can be exceptionally wide and span approximately ten orders or greater of magnitude (from picogram/mL to 50 mg/mL), creating what can be a major technology challenge for protein identification across the full range. Most existing proteomics technologies can only readily analyze proteins within approximately three to four orders of magnitude, and mostly at what is generally recognized as the higher concentration end of the spectrum. Also, highly abundant proteins can often be removed to enable a more detailed analysis of less abundant proteins; however, this may result in partial loss of some potentially important biomarkers that happen to be bound to highly abundant carrier proteins. We believe it is important for technologies to span the entire expression range in plasma or serum, since many new disease protein biomarkers and peptides may be present only at low concentrations, but can have a significant impact on biology.

•        Precision:    Precision is a measure of repeatability and indicates how well the same result can be reproduced when a single sample is tested several times. Precision is typically measured by the coefficient of variation, which is calculated by dividing the standard deviation of repeat measurements by the mean. We believe a lower coefficient of variation is key to measuring the proteome. However, current proteomics technologies can typically yield higher coefficients of variation of approximately 5% to 20% for proximity ligation assays for antibodies, and 10% to 20% for mass spectrometry. Theoretically, this means small physiologic or disease related changes in protein levels, which can often be less than around 20%, cannot be reliably tested in individuals, and clinical studies needed to estimate such effects will require larger numbers of participants.

•        Throughput:    We believe throughput is an important factor for evaluating the success of proteomics approaches. Current widely adopted mass spectrometry workflows can remain complex and time consuming. They require skilled professionals to prepare samples and operate instruments, which can limit accessibility. Mass spectrometry typically involves a liquid chromatography and other sample processing steps to remove non-volatile salts, buffer components and highly abundant proteins, which can limit the throughput. These challenges can prevent the large-scale analysis we believe is needed to enable protein pattern recognition. Because of the limits of multiplexing antibody-based assays to approximately 30 to 50 analytes, large-scale multiplexing (e.g., approximately in the thousands of analytes) generally requires serial measurements, which can be inherently more costly and difficult to scale.

•        Ability to measure proteins in their native state:    We believe measuring proteins in their native state is critical to understanding how their structure maps to function. In addition, proteins exert their biological effects by operating in complex interacting networks that require maintenance of the native state, in most cases through shape recognition. Consequently, disrupting the native state can invariably lead to the loss of important biological information. Although native state mass spectrometry techniques exist, they can often provide low-resolution structural information and have constraints on sample purity and homogeneity. Antibody based approaches can sometime recognize native confirmations of proteins, but other times, they may only recognize linear sequences in proteins that do not require the maintenance of the native state. Protein measurements that rely on sequencing/counting methods also do not include any information about the native state of the proteins.

•        Processing Bias:    We view any technique that can preferentially deplete specific groups of proteins such as albumin or immunoglobulins, which interact with potentially hundreds of other proteins, or techniques which selectively bind groups of proteins based on their idiosyncratic chemical properties, can inherently and systematically bias what is measured after processing. Although these approaches can be useful in overcoming some technical issues, it is our view that they inherently distort the proteomic observations by introducing a processing bias that perturbs the physiologic interactions among proteins occurring naturally within the sample.

Our Technology

We have built an integrated proteomics platform to be capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection and at low costs. We designed our platform with the goal of being a universal proteomics platform that can be used across the life sciences industry, with the breadth (or number of proteins measured) and precision important for discovery and research applications, and the robustness and reproducibility important for clinical applications. Our platform includes a growing library of SOMAmer® reagents, our SomaScan® assay, our proteomics database (we believe to be one of the world’s largest clinical proteomics databases), and protein bioinformatics and artificial intelligence and machine learning analytics capabilities. These components fit and work together in a seamless fashion and enable our growing product offering. We currently run our platform within our own laboratory, receiving samples from customers and performing proteomics analyses on their behalf. We are also developing an integrated solution comprising kits and select equipment that would enable customers to perform our proteomics assay at their own sites and leverage our bioinformatics capabilities through the cloud to analyze the data. Historically, we have deployed site-of-service SomaScan® kits and are now growing the number of these installations.

Figure: SomaLogic Platform and Business Structure

SOMAmer® Reagents:    Novel Protein Identification and Measurement Reagents with a Number of Competitive Advantages

SOMAmers® are proprietary “slow off-rate modified aptamers” which we develop, modify and manufacture. We credit our founder with creating the field of aptamer science more than 30 years ago, and our research and development team with iteratively improving upon this field since that time with a focus on advancements in breadth (“plex”, or number of proteins measured), depth (or lower limits of detection), dynamic range, precision, throughput, native state protein identification, and processing bias. As of April 30, 2021, we currently have a library of SOMAmer® reagents against approximately 7,000 protein target measurements of the approximately 20,000 known canonical proteins encoded in the human genome. For each protein, we typically have a collection of approximately hundreds to thousands of proprietary “monoclonal” SOMAmer® reagents (i.e., our reagents with unique and defined sequences) from which we select and place one, or in some cases several, reagents on our SomaScan® assay. Any follow-up studies, which can often be of interest to many of our customers and partners, are facilitated with these collections of reagents, which is uniquely possible with our technology. We plan to increase the number of protein reagents for which we have a SOMAmer® reagent available in our SomaScan® assay to approximately 10,000 in the next 24 months. Because of the design of our SOMAmers®, we believe there is no upper limit to the number or types, of alternatively spliced or modified proteins (in addition to the canonical 20,000) accessible to our proteomic technology, and we view purified proteins as having become broadly available from multiple sources through improvements in recombinant protein expression techniques. Synthetic biology approaches are generally also capable of creating any purified protein for which we can then develop SOMAmers® for use in the SomaScan® assay.

Our SOMAmer® reagents are typically short (e.g., approximately 20-50`mer) synthetic ssDNA sequences developed to bind specific protein targets through a process called Systematic Evolution of Ligands by Exponential enrichment (“SELEX”), which optimizes their ability to bind with high affinity and specificity across the wide and diverse dynamic range of the proteome. SOMAmer® reagents bind to targets as three-dimensional shapes selected on the basis of their ability to recognize unique conformational epitopes on native proteins through shape complementarity. The power of the SELEX process comes from the intrinsic propensity of ssDNA to fold into unique three-dimensional shapes in solution. This means a large collection of ssDNA molecules represents a large collection of shapes. SOMAmer® reagents, which include protein-like functional groups added to the 5-position of deoxyuridine residues of each reagent, bind to proteins with significantly higher affinity and specificity as compared to conventional unmodified aptamers, and identify functionally-active proteins in their native state rather than linearized epitopes (as many antibody based approaches do), or possible fragments of protein (as mass spectrometry, protein fingerprinting and “sequencing” technologies do). SomaLogic holds patents on both the chemical composition of modified nucleotides and the use of these modified nucleotides in the SELEX process, both of which are essential for the creation of SOMAmer® reagents. Others have tried to develop workaround methods to our patents to create modified aptamers, but we believe that the scale of proteome coverage and/or the performance of our SOMAmer® reagents remains unmatched.

The SomaScan® assay:    A Market-Validated Platform with Market-Leading Technical Specifications

Our patent-protected SomaScan® technology at its core uses approximately thousands of specific SOMAmer® reagents (each created with the SELEX process to a specific protein target) in a highly multiplexed assay that serves as the same foundational assay used across all our business lines and test offerings. We believe an important attribute of SomaScan® technology is its potential for increased breadth (i.e., “plex” or number of proteins measured), which has grown from about a few hundred to approximately 7,000 protein target measurements as of April 30, 2021, with improved technical performance. We aim to continue maintaining the assay performance as we grow our multiplex size further. The SomaScan® assay essentially obtains a DNA readout (since each SOMAmer® reagent has a unique DNA sequence) of the protein concentrations present in a sample, through a series of binding, capture, and washing steps, converting the protein profile into a corresponding DNA profile, which we consider easily quantified using a DNA microarray. Although the current readout for the assay is array-based, SomaScan® can also be read out using NGS techniques, and we have demonstrated feasibility for measuring both the entire SomaScan® content in this way, as well as combinations of reagents for the use of high-plex proteomic diagnostic SomaSignal™ tests. Due to the fact SOMAmers® are DNA-based reagents, we consider the use of NGS to be simpler than techniques using DNA barcodes linked to antibodies or similar techniques.

Our assay is one of the industry’s leading technical specifications for protein identification and measurement, with a dynamic range of approximately 10 logs, a median coefficient of variation of approximately 5%, sensitivity equivalent to some of the best antibody sandwich-based assays (femtomolar range), and specificity verified on pull-down experiments that mimic conditions of our assay and other techniques, even at high protein multiplicity. We believe several factors contribute to the high specificity of protein measurement in our SomaScan® assay. Aside from the intrinsic specificity of SOMAmer® reagents, which is based on shape complementarity to epitopes on native proteins, we try to take advantage of the off-rate differential between specific and non-specific interactions to provide an additional enhancement in specificity. We credit the ability to take better advantage of this off-rate differential compared to protein-based affinity reagents such as antibodies, because all SOMAmers® (and all aptamers) are polyanions, since they have polyanionic phosphodiester backbones (proteins, in contrast, have neutral polypeptide backbone). This means we can use other polyanions as competitors (for example, dextran sulfate) in our assay to dramatically minimize re-formation of non-specific protein-SOMAmer® complexes after they have fallen apart. In our view, no such generic competitors that can disrupt non-specific interactions of protein-based affinity reagents, like antibodies, exist. Additional enhancement in specificity in our SomaScan® assay comes from the use of two separate bead capture steps (that is, sequential capture of protein-SOMAmer® complexes first through the SOMAmer® reagent, and then through the protein). We consider this feature to be especially important for minimizing non-specific interactions of proteins that can bind to polyanionic surfaces with high avidity, or concurrent occupancy of multiple sites on a surface.

To evaluate approximately 7,000 protein target measurements in a single sample, only about 55 µL of plasma or serum is necessary, and SomaScan® can be run on other biological samples and matrices (e.g., cerebro-spinal fluid (“CSF”), tissue lysates, breast milk, cell cultures, etc.). SomaScan® assay can also be used on non-human samples since many human and non-human proteins are sufficiently similar and allow recognition of a large proportion (although not all) of non-human proteins. We have validated urine as a matrix that works for most analytes and diagnostic test models as well, and this could have importance in the future if a direct to consumer offering is contemplated.

The SomaLogic Proteomics Database:    One of the World’s Largest Proteomics Databases

We believe we have developed one of the world’s largest customized proteomic database and are in the process of establishing the infrastructure of products and services for our customers to access and benefit from this database. As of April 30, 2021, our database contains greater than 1.5 billion protein measurements across more than 450,000 people with over 675,000 participant-years of clinical follow-up. Approximately 80% of samples we have run that have contributed to our database have been run on high-plex SomaLogic assays (approximately 5,000 or more proteins identified) as we have grown our protein count over time (approximately 7,000 or more protein target measurements), and for approximately 40% of the samples, we have full clinical patient data as well as protein assay results. We developed our database with a deliberate, dedicated effort over several years through data obtained from a myriad of sources, including research collaborations, self-funded data collection projects, health systems, clinical trials and annotated biobanks (several of which have not allowed others access to their samples) in order to reflect multi-dimensional human biology and a multi-environmental knowledge platform. As we continue to develop clinical relationships and access more biobanks with funding, we predict our database will continue to grow at a rapid pace over the next several years. As we expand our database, we are simultaneously developing products and services for our customers to use and leverage our unique and massive data asset through our artificial intelligence and machine learning capabilities in order to achieve enhanced and potentially earlier access to therapeutic options, and more effective tests.

We also expect to expand our offering in the future through additional products and services, including providing proteomic clinical decision support tools, and selling biological insights and analysis derived from the database.

Protein Bioinformatics and Analytics Capabilities:    Ability to Interpret Protein Data and Develop Follow-On Clinical Products

We believe that the integration of proprietary protein bioinformatics and analytical capabilities is among the differentiating aspects of our platform. We have been analyzing high-plex proteomic data for well over a decade, executing over 450,000 cumulative assay runs and generating over 1.5 billion protein measurements — which has allowed us to develop our bioinformatics capabilities. We have also invested to build our team, knowledge, tools and capabilities, which we believe will allow us to provide operational bioinformatic support for customers in basic research and discovery, as well as to create robust and generalized clinical diagnostic models.

We have established a robust data processing pipeline that we believe results in accurate and highly reproducible proteomic data with low coefficients of variation, enabling data comparability and warehousing across multiple runs and clinical studies. Our artificial intelligence and machine learning models correlate to patterns of protein expression to a specific health state (condition) or disease. Our proteins chosen for each model (typically between 20 and 200, in total) are chosen objectively by our in-house artificial intelligence and machine learning model, as opposed to being selected from existing scientific literature or using correlations identifiable by humans like traditional protein-based diagnostic methods.

We are focused on continuing to leverage our extensive SomaScan® data set to develop SomaSignal™ tests, with application in a myriad of clinical areas we predict will ultimately replace more invasive, more expensive and less convenient, and less powerful alternative diagnostic approaches. Notably, all SomaSignal™ tests can be run from one sample, as they represent algorithms derived from one data source. Theoretically, this will enable proteomics analysis and tests which are repeatable. We consider this to be important because it may enable effective measurement of protein change over time. We are also focused on developing advanced detection methods to mitigate the effects of preanalytical variability – which in our view will be crucial for creating a scaled clinical diagnostics platform. In addition, we have developed methods for generating proteomic data on various sample types (e.g., serum, plasma, urine and tissues) and are also conducting initial work into SomaScan® derived protein pathways and proteomic encodings using our proprietary protein knowledge base.

Our bioinformatics teams, which include applied modeling, production and advanced research groups, are critical to our success. Importantly, our bioinformatics efforts are fully integrated with our clinical, software, research and commercial teams, which enables seamless coordination internally, and externally with third parties.

SomaSignal™ tests:    Data driven diagnostic products with high predictive power

In our view, SomaSignal™ tests are innovative diagnostic products that use artificial intelligence and machine learning and high-plex proteomics to create protein expression pattern models that cannot only contribute to diagnosing diseases in the present, but also real-time body morphology and conditions (e.g., body fat, lean body mass, cardiopulmonary fitness (i.e., “VO2max”), whereas genomics cannot. These tests leverage data analytics capabilities to predict a variety of biological scenarios, while accounting for changes in the proteome over time, and assess their respective risks, all through an efficient and cost-effective manner. In addition, we believe these tests have the unique ability to predict future biologic and medical risk and to “see” these risks when traditional diagnostics may not in individuals thought to be at no risk as well as those thought to be optimally medical managed. We perform retrospective virtual clinical trials to validate these tests (using known samples and blinded samples from patients), and some of our tests have been run and validated by clinical consortia around the world in addition to our development cohorts (e.g., NASH Liver Investigation: Testing Marker Utility in Steatohepatitis (LITMUS) consortium funded by the European Innovative Medicines Initiative, and Heart Failure (multiple international consortia)).

Notably, SomaSignal™ tests are derived from the dynamic proteome, and unlike genomic tests, these tests are sensitive to changes such as, among other things, treatment effects, and increasing or decreasing biologic risk, All tests can be run from one sample, such that we only incur costs for the first one, and all others are simply algorithms. This means multiple different tests which can be particularly relevant to evaluating patient’s condition can be delivered together. The SomaSignal™ test development process is focused on identifying an agnostic selection of the optimal combination of protein measurements with the greatest signal to noise ratio. In this context, typically between approximately 20 to 200 proteins are chosen by our artificial intelligence and machine learning approach as indicative or predictive, and many of them that can end up in the reproducible models may not currently have known associations with the condition or disease. Models can be fully quantitative (e.g., likelihood of a cardiovascular event within 4 years, kg of visceral fat, etc.) and do not require any knowledge of protein biology to interpret.

Our Offerings

We are using our platform to target research and clinical applications. Our offerings focused on research are for basic research and discovery, as well as translational research and biopharmaceutical development applications. We also have an emerging clinical diagnostics business, through which we expect to establish several large U.S. health systems relationships in 2021. Over time, we believe we will also have an opportunity to develop, create and sell direct-to-consumer products.

SomaLogic Research

We have an established revenue stream from the research market, which as of April 30, 2021 consists primarily of a service model whereby we receive samples (including, from pharmaceutical, biotechnology or academic clients), perform the SomaScan® assay, and subsequently use bioinformatics and analytics to further refine the collected data and deliver this back to the customer.

Our research services have use cases for high-plex protein measurement and identification that we believe both encompass and extend beyond those of lower-plex offerings. Pharmaceutical and academic investigators often use high-plex protein data to facilitate drug development, clinical trial analyses and to better understand human biology through identifying protein-protein and protein-gene networks using high plex proteomics analysis. Unique to high-plex measurement (which is in the thousands rather than hundreds) is the ability to find more protein quantitative trait loci (i.e., “pQTLs,” sometimes referred to as protein single-nucleotide polymorphisms (i.e., “pSNPs”) associated with genetic variants in and around the gene (i.e., “cis-pQTLs”) and can potentially lead to an understanding of how genetic abnormalities effect protein biology and therefore potential druggable targets. Likewise, we view the ability to find trans effects — whereby proteins that are potential drug targets are not the products of altered genes, but rather proteins downstream of that biology — has improved exponentially with our approach, as we should be able to measure almost half of the canonical proteome. We believe the SomaScan® platform has been leveraged to publish the greatest number of previously unreported/novel cis and trans pQTLs, all of which potentially expand the understanding of human biology, and some which could provide insights to new therapeutic protein targets. In our opinion, these use cases represent a potentially vast opportunity for revenue growth since roughly 90% of current FDA-approved and in development drugs target a protein, and thus the pharmaceutical industry is actively investing in the procurement of full-genome sequenced sample sets and tools that can provide actionable insights for drug targeting.

We generated over $18 million in revenue during the three months ended March 31, 2021 and over $55 million in revenue in 2020, and since 2015, we have served over 300 pharmaceutical and research customers and collaborators. We originally established a marquee ten-year enterprise partnership deal with Novartis in 2011, for which they utilized our proprietary platform for drug development. We signed a 10-year contract with Novartis in late 2019 which includes annual minimum commitments of between 60,000 samples in 2021 to 75,000 or more samples by 2023, which we believe supports long-term revenue visibility and further validates our core platform. We signed a deal with Amgen in October 2020 worth roughly $24 million in revenue through 2021 so far. A two-year deal with Bristol Myers Squibb was signed in early 2021, which will provide approximately $12 million in revenue through 2022. We will be deploying assay kits in 2021 to site of service users, as well as a small plex offering, to provide incremental revenues to the biopharmaceutical and research market, and to facilitate clinical deployment of SomaSignal™ tests.

SomaLogic Research Product Features and Competitive Advantages

We believe the characteristics of our SomaScan® discovery product make us one of the leaders in the research market. In our opinion, these characteristics as summarized below cannot be matched by other existing technologies, which include:

•        approximately 7,000 protein target measurements as of April 30, 2021, with planned development of reaching approximately 10,000 in the next 24 months;

•        specificity, based on shape complementary to protein native state;

•        sensitivity, with a median of the approximately 7,000-plex is about 125 fM;

•        coefficients of variation, with the median of the approximately 7,000-plex at about 5%;

•        the widest dynamic range in plasma, at approximately 10 logs;

•        sample size requirements of only about 55 µL, from which one can get both the approximately 7,000-plex protein readout as well as any or all of our growing suite of SomaSignal™ tests; and

•        throughput, currently at approximately 13,000 SomaScan® assays/month, and potential to be scaled to even higher numbers.

Although the unmatched coverage of the proteome facilitates the study of thousands of proteins inaccessible at scale using other techniques, the specificity and precision of the SomaScan® assay means researchers can possibly discern subtle effects earlier and with greater certainty. Use of SomaScan® therefore can reduce the number of samples needed, and the time to gain insights into experimental systems. These savings in cost and time are compounded as companies seek to reduce costs and seize market opportunities by shortening all phases of research and development, from biomarker discovery to clinical trials and beyond. The otherwise unobtainable insights afforded by the SomaScan® assay and SomaSignal™ tests may offer further supplemental value, for example by revealing potential unexpected indications or better segmenting patient populations.

SomaLogic® Research Offering and Applications

Our research offering includes our reagents, assay and tests:

SOMAmer® Reagents.    In addition to follow-up studies related to our SomaScan® assay, our individual SOMAmer® reagents can be leveraged in a broad range of technical applications, including, but not limited to, sandwich assays, histology, mass spectrometry sample preparation, pull-down, SDS-PAGE, and protein-specific inhibitors. In addition, these reagents can be used in a large range of other industries where affinity-based purification is required, including, but not limited to, industrial chemical purification, therapeutics, food and beverage. As such, customers have licensed our reagents and the SELEX technology in three ways: (i) individual reagents that have been developed by SomaLogic, (ii) custom reagents developed by SomaLogic on our clients’ behalf, and (iii) custom reagents developed by our clients through a license for both the SELEX development technology and the subsequent reagents. An example of the use of SOMAmer® reagents for commercial purposes is the inclusion of SOMAmer®-based inhibitors of thermophilic enzymes, such as polymerases used in “hot-start” PCR amplification, which are examples of the type of products offered by certain biotechnology companies.

SomaScan® assay.    As of April 30, 2021, our SomaScan® assay measures 7,000 protein target measurements in a single sample, with planned development to expand to an approximately 10,000-plex assay for release. The SomaScan® assay is designed to have breadth (or number of proteins measured), precision, specificity, dynamic range, depth (or lower limits of detection), and throughput. SomaScan® users can also gain access to individual SOMAmer® reagents for a wide range of follow-up studies — a feature we consider as uniquely available with our research services compared to what other proteomic platforms are providing.

SomaSignal™ tests.    As of April 30, 2021, we have 16 research use only (RUO) tests primarily targeting clinical trial applications, such as characterizing and monitoring patients through the clinical trial cycle, including the following:

•        the ability to enrich clinical trials for the patients who are likely to progress, or people who are likely to have events and eliminating patients who cannot improve or who would have hidden risk factors. This enables smaller, shorter and more powerful trials, solving an issue that has hampered the clinical trials industry for decades.

•        as a pre-screening tool for clinical trial inclusion or exclusion (e.g., use of a blood test to reduce screen failures versus using an expensive and/or risky ‘gold standard’ such as a biopsy).

•        monitoring the impact of therapy in patients either through a single test at a point in time, or a combination of tests over time, all of which can be obtained from one approximately 55µl sample. In exploratory development the tests which predict outcomes can illustrate likely future benefits and support investment in subsequent phases, or alternatively can lead to efficient termination of candidate drugs which do not have beneficial effects, or negative side effects. They can also show unexpected benefits on health states not originally expected to change, potentially increasing indications for use of a new therapeutic.

SomaLogic Research Pipeline and Future Directions

We have several products in our near-term pipeline as of 2021.

•        Approximately 10,000 protein measurement assays:    We are working towards advancing our approximately 10,000 measurement assay (SOMAmer® reagents to new proteins) and are targeting increasing the number of proteins at a rate of over 1,000 per year.

•        Bioinformatics platform:    We plan to launch our bioinformatics platform where our experienced team of data scientists will leverage their expertise in artificial intelligence and machine learning, and clinical test development to create a suite of bioinformatic and data analysis tools for our customers.

•        Value from data asset:    We are in the process of partnering with customers to provide them with biological insights derived from one of the world’s largest proteomic databases with greater than 1.5 billion protein measurements in more than 450,000 people with over 675,000 participant-years of clinical follow-up. As we further expand our proteomic database, we will develop database products for our customers to use that leverage our unique clinical and proteomic data assets.

•        SomaLogic Kits:    With our assay kits we aim to enable our customers to bring our proteomic platform in-house. We are also developing an integrated solution comprising kits and select equipment that would enable customers to perform our proteomics assay at their own sites and leverage our bioinformatics capabilities to analyze the data. In preparation for a full-scale launch, we are establishing agreements with several sites and are deploying kits this year to their sites.

•        Small/Mid-Plex assays:    To fully take advantage of the SomaScan® platform, we plan to launch small/mid — plex assays to our customers to enable them to run multi-plex protein arrays at a variety of sizes and price points. This can increase our clients’ flexibility and create the path towards a discovery to clinic to post marketing workflow.

•        Complementary diagnostics:    We believe there is an opportunity for market expansion using complementary diagnostics, with appropriate regulatory strategies, to determine drug eligibility. Tests which show unresolved risks (e.g. coefficient of variation residual risk) can improve the uptake and cost-effectiveness of new drugs in targeted populations.

SomaLogic Clinical

Our services and products delivered into the clinical market aim to provide innovative, data-driven diagnostic tests with high predictive power of biological disease and risks to patients through health systems. Supported by our pipeline of over approximately 100 tests, we expect to serve the full spectrum of the market including offerings for health and wellness, preventative medical and disease management for pharmaceutical companies, health system providers and payors. Our pipeline and currently available tests cover early detection, risk prediction, disease progression, treatment selection, companion diagnostics, response prediction, multi-omic product development, patient population and risk stratification.

SomaLogic released its first 10 SomaSignal™ tests into an observation market (local concierge practices in Colorado) under our LDT CLIA license in late 2019. This selected market is being used to study sample logistics and flow, SomaSignal™ tests report structure as well as to determine the support needs of clinicians and patients ordering and receiving SomaSignal™ tests results. Over the past year, we have developed 16 tests for the research use only (RUO) market — most of which are directed at characterizing individuals in clinical trials. We anticipate approximately 10 to 15 additional SomaSignal™ tests or product claims to clear our development and validation process during 2021, mostly directed at helping to manage chronic disease and will be of significant interest to health system providers.

To date, we have established several industry partnerships that we anticipate will enable expansion of our clinical offering. We have established a revenue sharing agreement with NEC Solution Innovators, Ltd. (“NES”) under which NES established a wholly owned subsidiary, FonesLife, in July 2020 to develop and commercialize SomaLogic tests in Japan. Eventually, FonesLife plans to petition to the Japanese National Health Services for use of SomaSignal™ tests in the annual government funded health check. There is no guarantee that we will be able to obtain this approval and successfully include the SomaSignal™ tests in the annual government-funded health check. However, the successful petition with the Japanese National Health Services does not impact SomaLogic’s ability to execute the NEC contract or to generate revenue through this strategic partnership. For further information regarding SomaLogic’s collaborative arrangement with NEC, see note 2 to notes to consolidated financial statements for SomaLogic.

SomaLogic Clinical Product Features and Competitive Advantages

Although genomics has been generally implemented at-scale within the healthcare industry and in the clinical setting, in our view few options have existed to-date for clinicians and patients to utilize the power of broad proteomics. We believe SomaLogic is poised to facilitate a new and deeper understanding of disease biology by leveraging proteomics to assess disease diagnosis, progression and to ultimately quantify risk and predict health outcomes and drug response via a window into the more than 90% of human disease that is not driven by dominant genomic abnormalities.

We are focused on addressing the whole patient and believe we are the first platform that provides high-plex proteomics analysis to assess multiple organs and biological systems. Our tests leverage machine-learning models, which we predict will ultimately facilitate the ability to generate an easily accessible and interpretable test report for patients.

We believe our tests provide the following advantages:

•        one of the first sets of tests that incorporate artificial intelligence and machine learning to enable generating a report directly to the patient through their physicians without the need of special expertise;

•        highly accurate tests for risk prediction;

•        broad proteomics measurement vs. only selected biomarkers (unbiased diagnostic model development, driven by machine learning selection of important proteins rather than proteins pre-selected based on the literature); and

•        completing all relevant tests for a patient with one sample vs. requiring separate patient samples (or visits) needed for each “test” (as is today’s model).

SomaLogic Clinical Offering and Uses

We are focused on commercializing our tests and test development services to clinical customers:

SomaSignal™ tests.    We believe our SomaSignal™ tests will provide health systems and national health services with a leading-edge scientific tool set to allocate resources, risk stratify both populations and individual patients and personalize therapy. As the move to value-based care in health systems accelerates in North America and as worldwide national health services become more sophisticated, we believe clinicians need real-time health information to practice precision medicine, direct the most aggressive treatment to those at highest risk, intervene in disease progression, and reduce costly events. In addition, we believe policy-makers must understand likely future labor and resource allocation needs to manage healthcare and need reliable risk prediction to do so. We believe this type of care, powered by proteomics, will deliver improved outcomes for the patient, lower healthcare costs, and enable health systems and national health services to maximize their return on investment from investments in new “-omics” technology in an increasingly competitive marketplace. We have 12 SomaSignal™ tests currently available for use in 2021 as LDT under our CLIA certification, with greater than 100 tests in various stages of development:

Primary Cardiovascular Risk – 4 years
Secondary Cardiovascular Risk – 4 years
Liver Fat
Glucose Tolerance
Alcohol Impact
Cardiorespiratory Fitness –VO2 Max
Resting Energy Rate
Body Fat Percentage
Visceral Fat
Lean Body Mass
Heart Failure Prognosis – HFpEF
Heart Failure Prognosis – HFrEF

SomaLogic, Inc. developed the SomaSignal tests and determined their performance characteristics. The tests have neither been cleared nor approved by the US Food and Drug Administration. SomaLogic also offers additional tests for Research Use Only (RUO).

Figure: SomaLogic First 12 SomaSignal™ LDT CLIA certified tests

Among those tests anticipated to be completed and released in 2021 is a cancer predisposition panel (tests that predict the biologic predisposition to the development of breast, colon, prostate and lung cancer over a period of time). We believe these tests will measure an individual’s risk for development of cancer, rather than early disease detection, and we believe could be impactful on international cancer screening paradigms, as well as funnel patients into early detection tests, such as those incorporating cell-free DNA signals.

SomaSignal™ Test Development.    The number of tests that can be developed across the more than 90% of human disease that is not determined by dominant genomic drivers and using high-plex protein pattern recognition is substantial. In light of this, we plan to begin enabling customers and collaborators to develop their own tests on our platform in 2021. Our offering aims to serve pharmaceutical customers who have expressed an interest in the development of complementary diagnostics, and payors who have expressed interest in tests to determine the utility based on individual biology of high-cost or narrow therapeutic window pharmaceuticals.

SomaLogic Clinical Pipeline and Future Directions

We are continuously developing new tests to serve the research, clinical and consumer markets with over 100 new tests in development including:

•        FDA Authorized Diagnostics:    We are in the process of submitting a breakthrough device designation to the FDA. If the FDA authorizes the use of the product, we believe this may pave the way for future submissions to the FDA as we aim to identify SomaSignal™ tests of high clinical value and expand our portfolio of tests to enable precision medicine.

•        Co-Development of New SomaSignal™ tests:    Working closely with our clinical implementation partners, we are prioritizing the tests in our pipeline that we believe will have the greatest impact on their business. Our goal with these tests is to focus on disease management, enable at home sample collection and facilitate early intervention in diseases with the highest morbidity and mortality burden, such as type 2 diabetes, obesity, and cardiovascular disease.

•        SomaLogic Kits for Measuring Proteins In-House:    Our kits are aimed at enabling our customers to bring our proteomic platform in-house and to build lines of business based on this ground-breaking technology. We aim to leverage our SomaScan® assay installed base in academic medical centers, and new installations within health system core facilities (prioritizing our partners referenced above), to enable our customers to conduct clinical research using the SomaScan® platform and to develop lines of business (selling services to other researchers) using our proteomics platform.

•        Value from Data Asset:    We aim to expand upon what we believe is already one of the world’s largest clinically annotated proteomics database to facilitate clinical applications. Our goal is for our customers to be able to purchase SomaScan®, SomaSignal™ tests, and we plan to partner with customers to provide them biological insights derived from our proteomics database enriched with clinical data to further their clinical development needs. As we further expand our proteomics database, we aim to develop database products for our customers.

•        Clinical Decision Support Tools:    We believe current SomaSignal™ tests have a number of benefits over traditional diagnostics, including evaluation of disease development or trajectory risk impossible or difficult to currently assess, the replacement of expensive, risky or inconvenient traditional screening or diagnostic approaches and others. However, as we move forward with health system partners, and collect prospective treatment and outcomes data for patients who have received SomaSignal™ tests results, we believe we will be able to develop new clinical decision support tool algorithms based directly on individual patient protein expression patterns (e.g., which drug or other intervention is most likely to result in a desired outcome).

SomaLogic Direct-To-Consumer

As a number of our validated or in development SomaSignal™ tests are health and wellness oriented (e.g., biological age, resting metabolic rate, body composition, diet, sleep quality, aerobic conditioning, cognition, etc.), we believe there is a substantial direct-to-consumer opportunity. These include tests genomics cannot deliver, and we view as consistent with an increasing societal interest in technology and information that individuals can use to more independently manage their own health and diseases on an ongoing basis. Unlike the genome, which is essentially static, the proteome is dynamic and constantly changing, which could theoretically lead to an opportunity to conduct repeatable and recurring SomaSignal™ testing in areas of individual interest to determine if interventions, or lifestyle changes are altering risk or measurements. To facilitate home collection we are evaluating non-invasive blood collection devices, and have validated urine as a test and protein measurement matrix for most of our analytes and artificial intelligence and machine learning models, which could substantially lower the cost and improve the convenience of sample collection and handling. We plan to dramatically reduce our cost of goods sold over the next two years as we move either to a less expensive array or NGS system for our readout. We are also reviewing the legal framework and requirements that are associated with the home collection and testing.

We plan to develop our medical offerings first, to encourage acceptance of the validity of the science and approach in this community prior to moving to global Direct-To-Consumer, subject to review of and compliance with the relevant legal requirements. Our future global Direct-To-Consumer model could potentially be sold in collaboration with, or in support of, life insurance, fitness, wellness, beauty and other consumer offerings upon regulatory clearance.

Our Market Opportunity

Due to extensive existing applications and broad potential, we believe proteomics represents one of the largest untapped opportunities in the life sciences industry today. Our platform aims to address a large opportunity across multiple proteomics-based markets and is uniquely designed to attract and retain customers in order to capture a substantial share in each of these markets. With our growing foundational assay of proteins in place as the single source for all new test menus, we believe we are well positioned to expand to additional adjacent markets within proteomics and genomics. Our initial target markets are research and clinical diagnostics, both for which we have already began establishing our market presence among customers and collaborators. For clinical diagnostics, we have built relationships with health systems and expect to finalize co-development relationships by the end of 2021 and plan to offer commercial use of our tests to health system customers by the end of 2022. The global addressable market opportunity across the research and clinical diagnostics markets combined is valued at approximately $90 billion. In addition, given the nascent state of the proteomics field and the rapid pace of innovation, we expect our platform to enable new applications to new markets which have not yet been monetized or even created, including potentially the direct-to-consumer market.

Figure: Proteomics Market Opportunities

Currently, about 90% of FDA-approved and in development drugs target a protein, and most other drugs interact with, or are influenced by signal transduction cascades mediated by proteins. The relationship between changes in the genome as reflected through mutations (e.g., single-nucleotide polymorphisms (i.e., “SNPs”)) and the corresponding changes in the proteome are increasingly recognized as a valuable tool in discovery. As such, an understanding of the proteome is paramount to both a better understanding and further development of pharmacology. We believe our platform provides a broad offering for the research market across both basic research and discovery, and translational research and pharmaceutical development. The research market is valued to be approximately $50 billion, consisting of approximately $30 billion for basic research and discovery, and approximately $20 billion for translational research and pharmaceutical development. We offer the basic research and discovery market proteomic discovery, drug and vaccine target identification and development, new biological insights and protein-QTL (i.e., “p-snip”) targets. For the translational research and pharmaceutical development markets we enable these capabilities in addition to companion and complementary diagnostics, and clinical trials facilitation.

We believe we are also uniquely positioned to capture a significant part of the clinical diagnostics market, which is valued at approximately $40 billion. Our broad and versatile foundational assay, working in conjunction with our massive proteomics database and bioinformatics capabilities, enables the natural expansion of our test menu given the continuous incorporation of the most recent real-world data into our growing foundational assay from which all tests are derived. We believe this dynamic will support continuous and long-term growth of our clinical diagnostics business. We expect to offer health systems applications across the patient continuum, spanning early detection, proprietary test development, risk prediction, disease progression, treatment selection, companion diagnostics, response prediction, multi-omic product development and patient and population risk stratification.

Our Strengths

Our historical and anticipated future growth are underpinned by a vast set of competitive strengths and advantages we believe will enable us to accelerate the field of proteomics, while establishing SomaLogic as the leading proteomics player. Our competitive strengths include:

•        Designed to be a universal proteomics platform that can be applied across research and discovery, translational research and biopharmaceutical development, and clinical applications.    We designed our platform to be an enabler and provide applications across several large, incompletely accessed proteomics markets, including basic research and discovery, translational research and biopharmaceutical development, and clinical diagnostic applications – representing an approximately $90 billion collective market opportunity. We believe our platform uniquely provides precise, broad, deep and reproducible measurement, proteogenomic advances, protein bioinformatic capabilities, artificial intelligence and machine learning analytics tools, minimum required sample input size, and scalability, with established commercial adoption. We believe the ability to serve the clinical market is a distinct advantage for our current research customers, which include leading biopharmaceutical companies, which have valued our platform’s potential to generate robust clinical tests over time.

•        Providing high-multiplex and high-throughput proteomics.    Our proteomics platform technology can currently measure greater than 7,000 protein target measurements as of April 30, 2021, which is approximately over four times (4X) greater than any other commercial competitor that exists today, and we believe there is no achievable upper limit to the number of distinct SOMAmer® reagent shapes that can be created and proteins subsequently analyzed (i.e., up to a thousand trillion). Over the past decade, we have successfully expanded the amount of highly reproducible protein measurements we can execute on our platform, enabled by our foundational assay, and underlying proprietary chemistry and reagents. Due to these unique underlying attributes, we believe we have generated new content at a rapid pace, which is far more expeditious relative to alternative antibody-based approaches among others. Our platform provides these analytical capabilities from a small required biological sample size (approximately 55 µL of plasma or serum), with ability to run assays simultaneously, at high-throughput, in a highly scalable and reproducible fashion that is highly market validated, based upon our well-established customer and partner base.

•        Proprietary, foundational aptamer-based chemistry and reagents.    Our platform differentiation and capability is underpinned by our unique assay, which utilizes slow off-rate modified aptamers, SOMAmer® reagents, to provide highly reproducible measurements of circulating proteins from a single sample. SOMAmer® reagents are aptamers that combine many of the features of protein-based and nucleic acid-based affinity reagents. Specifically, SOMAmer® reagents have sidechains that resemble some amino acids typically used by antibodies to recognize proteins. All aptamers are synthetically modified, and therefore amenable to tight controls and manufacturing processes, facilitate lot-to-lot reproducibility, and can withstand a wide range of solvents and chemicals as well as elevated temperatures — also harnessing the ability to introduce functional groups for various assays and uses in a site-specific manner. Aptamers have a dual-nature; they fold spontaneously and in a reversible manner into intercut three-dimensional shapes, with which they can recognize their protein targets — but importantly also have unique sequences that can be hybridized to complementary probes for detection. Our proprietary, foundational aptamer-based technology is supported by approximately 700 patents (issued or pending) and supports unparalleled sensitivity and specificity, and dynamic range.

•        One of the largest proprietary proteomics database leveraging clinical relationships.    We have a rigorously curated, proprietary clinical proteomics database containing more than 450,000 samples and over 1.5 billion protein measurements. Our proteomics database has been developed with deliberate, dedicated effort over more than a decade, with data obtained from clinical trials and annotated biobanks (approximately 40% of total samples), several of which have provided SomaLogic with exclusive sample access. Our database reflects multi-dimensional human biology and a multi-environmental knowledge base, enabling enhanced and potentially earlier access to therapeutic options and more effective test development. As we continue to bolster our clinical relationships and access additional biobanks, our database should continue to grow at a rapid pace over the next several years. We believe our database represents a powerful asset and substantial source of value generation over time, which will importantly support future clinical test development, additional monetization opportunities (e.g., curated access to discovery customers, recommendation engines, decision support products) and it is our view that it could potentially represent an unmatched regulatory development / FDA filing resource.

•        Artificial intelligence and machine learning-powered bioinformatics stack enables deep understanding of the proteome.    We consider one of the differentiating aspects of our platform to be its integration of proprietary protein bioinformatics and analytical capabilities, resulting from a more than ten-year track record of in-house protein data product development. Leveraging access to protein measurements and approximately 15 million clinical data points contained within our proprietary database, we have built bespoke protein bioinformatics capabilities, which enable us to offer analytics as a service (expanding our business model and customer access). We have established a robust data processing pipeline that results in accurate and highly reproducible proteomic data with low coefficients of variation, enabling data comparability and warehousing across multiple runs and clinical studies. Our artificial intelligence and machine learning models correlate to patterns of protein expression to a specific health state (condition)

or disease from thousands measured each time. Our proteins chosen for each model (typically between about 20 to 200 in total) are chosen objectively by our in-house artificial intelligence and machine learning model, as opposed to being selected from existing scientific literature — in this sense, our approach is truly innovative and groundbreaking.

•        Extensive global patent portfolio protecting our proteomics platform, products and services.    As of May 2021, our extensive patent portfolio of approximately 700 worldwide assets, includes 534 issued patents and 229 pending applications, which are directed to our proprietary, foundational aptamer-based technologies and products having unparalleled sensitivity and specificity, and dynamic range. The issued patents are all utility patents with granted claims directed to methods, kits and composition of matter that cover our aptamer-based assay, proprietary aptamer reagents and chemical modifications incorporated into our proprietary aptamers. Our patents and pending applications, if issued, are expected to expire between 2021 and 2039, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other government fees. We have developed a robust patent strategy that we believe results in SomaLogic owning the largest patent portfolio in the proteomics space. Our continuous effort to protect our innovation through patenting is expected to maintain this competitive advantage.

•        Established, multi-year relationships with growing customer base and some of the leading KOLs across relevant disease and application areas.    We have cultivated long-standing relationships with the trust of our customers, as we have developed our products and solutions for, and in collaboration with, our customers. From leading academic research universities to top biopharmaceutical companies, our customers have rigorously vetted and validated our technology, and we believe the high-quality nature of our offering has historically driven customer engagement and loyalty from more than 300 customers and collaborators since 2015, including industry leaders such as Novartis and Amgen. Many of the most prominent KOLs in proteomics are our supporters and promoters, as evidenced by use of our products in studies that have been published in over 250 peer-reviewed publications and by expanding use in our customers’ clinical trials. We have extensively outlined our technology description and methodology within peer-reviewed publications, to the extent practical — with an aim to foster a culture of rigorous transparency and to educate and inform the scientific community. In addition, we work proactively to spearhead new collaborations amongst KOLs in the scientific community with a focus on our core technology platform. Of note, we led and published a landmark proof-of-concept study in the Nature Medicine in December of 2019, which included more than 10 KOLs, focused on a prospective analysis of approximately 85 million protein measurements in 16,894 participants demonstrating protein expression patterns reliably encode for many different health issues, and large-scale protein scanning coupled with artificial intelligence and machine learning on our platform is viable for the development and future simultaneous delivery of multiple measures of health. We anticipate with further development, validation and the addition of more protein-phenotype models, this approach could enable a single-source, individualized “liquid health check”.

•        Initial traction in clinical markets with a growing menu of tests and relationships.    We have released our first 12 SomaSignal™ tests into local concierge medical practices in Colorado, under an LDT CLIA license received in late-2019. This select initial market is being utilized to study sample logistics and flow, test report structure as well as to determine the support needs of clinicians and patients ordering and receiving tests results. Over the past year, we have added 16 tests as research use only (RUO) offerings for clinical trial applications, most of which are relevant to characterization of participants in such trials. Approximately ten to fifteen additional new tests or regulated claims for existing tests are anticipated to clear development and validation during 2021, and the development pipeline consists of over 100 tests, in total, including testing for body conditions as well as presence or trajectory of myriad diseases, including cardiovascular, renal, neurologic, pulmonary and cancer-focused offerings, among others. In the near-term, we expect to begin to sell “test development” on our platform — biopharmaceutical customers have expressed interest in the development of complementary diagnostics, and payors have expressed interest in developing additional types of test offerings.

Our Strategy

Our goal is to drive adoption of our integrated platform of proteomic solutions and services, initially in the research and clinical markets, and then expanding into the direct-to-consumer and other attractive markets. Our strategy centers on lowering barriers to adoption and actively engaging with our broad community of customers and KOLs to accelerate the adoption of proteomics. Our growth strategy includes:

•        Drive adoption of our platform as the industry standard with research customers.    We plan to continually enhance and expand our basic research and discover, and translational research and biopharmaceutical development offerings for our research customers, which include biopharmaceutical companies, and academic and research laboratories. We have a well-established base of marquee customer and KOL relationships in place, and as we grow it further, we expect to win contracts with new customers and expand the scope of existing contracts with existing customers. To facilitate this growth, we plan to expand our commercial organization and raise awareness through all available channels, including our KOL relationships and relevant publications. We also plan to develop and grow our offering of reagents and corresponding solutions, including both small and large plex capabilities, site-of-service deployed assay options, and bioinformatics offerings to attract additional customers and cross-sell to existing customers.

•        Ramp our presence in the clinical market.    We expect the clinical market to be a key growth driver and are focused on building a significant market presence. We are executing our ongoing launch of SomaSignal™ clinical tests through expansion into additional health systems and increasing the scope of our test menu. To facilitate this expansion, we are establishing clinical partnerships with IDNs, and large health systems and hospitals to develop and then commercialize our product pipeline, which consists of over approximately 100 tests to serve the full spectrum of the market including offerings for health and wellness, preventative medical and disease management for pharmaceutical companies, health system providers and payors.

•        Grow our database, and artificial intelligence and machine learning capabilities to strengthen our value proposition for our customers.    Our database and artificial intelligence and machine learning capabilities enable us to leverage a massive amount of real time data in the creation and development of new high-performance tests for a variety of applications, initially for our research and clinical markets. We have developed what we view as one of the world’s largest customized proteomic databases with a deliberate, dedicated effort over several years through data obtained from a myriad of valuable sources, including research collaborations, self-funded data collection projects, health systems, clinical trials and annotated biobanks (several of which have not allowed others access to their samples). We are continuing to develop clinical relationships and access to more biobanks with funding to continue to grow our database at a rapid pace over the next several years. We are also in the process of establishing the infrastructure of products and services for our customers to access and benefit from this database so that they can leverage our unique and massive data asset through our artificial intelligence and machine learning capabilities to achieve enhanced and potentially earlier access to therapeutic options, and more effective tests. We also expect to expand our offering in the future through additional products and services, including providing proteomic clinical decision support, and selling biological insights and analysis derived from the database.

•        Strengthen our partnerships and collaborations to validate our integrated platform and expand its capabilities.    Since 2015, we have built over 300 industry partnerships and customer relationships, which include biopharmaceutical companies, academic laboratories, CRO’s and health systems. This includes recent research-based partnerships with Novartis, Amgen and a recent clinical based partnership with NES in Japan. We are in the process of establishing new partnerships and collaborations, as well as expanding the scope of our existing ones. We believe these actions will enhance our integrated platform, lower barriers to adoption and introduce new channels to product uptake, such as partnering to develop proteo-genomics combined products and services. Theoretically, the proteomics space is nascent and full of potential for discovery of biological insights and applications to disease, and we plan to remain well positioned to harness and channel this potential through our integrated platform for the ecosystem of various healthcare industry stakeholders who can leverage the full extent of our platform’s capabilities and realize the maximum amount of utility.

•        Enhance our integrated platform for use in decentralized settings.    We have plans in place to expand our integrated platform offering so it can be used in decentralized settings. This means academic and research laboratories would be able to conduct experiments on samples in-house rather than having to ship samples to our facilities. We believe researchers place substantial value on this flexibility given the tremendous value they place on the ability to pursue research ideas as soon as possible, independently and under their own control. Such an enhancement of our platform would also facilitate geographic expansion into areas, especially those such as Asia and South America, where strict local laws make it difficult to ship tissue samples cross border to our facilities in the United States.

•        Build commercial product development and sales channel relationships with Genomics, Transcriptomics and other molecular-based testing enterprises.    There are a myriad of opportunities to combine our high-plex protein pattern recognition test development models with other data to create new diagnostics approaches. Examples include adding proteomic data to render polygenic tests more accurate, to determine when phenotypic changes might require action related to positive dominant mutation disease test results, the use of proteomic disease predisposition tests to funnel individuals into early diagnosis approaches such as cell-free DNA, and combining proteomic data with various other-omic data to create more powerful diagnostic models (E.g., transcriptomics, microbiomics, metabolomics, etc.).

•        Expand beyond our initial research and clinical markets.    Although the research and clinical markets are our initial and current focus, we plan for our integrated platform to provide the technology, database and bioinformatics capabilities to facilitate expansion to new markets in the future. We plan to develop our medical offerings first, to encourage acceptance of the validity of the science and approach in this community prior to moving to a global Direct-to-Consumer model, subject to review of and compliance with the relevant legal requirements. As a number of our validated or in development SomaSignal™ tests are designed to be health and wellness oriented (e.g., body composition, diet, sleep quality, aerobic conditioning, cognition, etc.), and we believe there is a substantial direct-to-consumer opportunity. We have validated urine as a test and protein measurement matrix for most of our analytes and artificial intelligence and machine learning models, which in our view could substantially lower the cost and improve the convenience of sample collection and handling. Beyond direct-to-consumer, given the nascent state of the proteomics field and the rapid pace of innovation, we expect our platform could enable new applications to new markets which have not yet been monetized or even created.

Select Case Studies

Our integrated platform has broad applicability across multiple disease areas for both research and clinical purposes. We have applied our platform on disease areas of significant unmet need and we believe we have achieved promising data so far validating its utility. Select examples demonstrating our platform’s impact are as follows:

•        Cardiovascular disease.    Cardiovascular disease is one of the leading causes of mortality globally. Existing risk predictors are poor prognostic tests, specifically in high-risk populations, and their immutable components are insensitive to improvements. Therefore, we believe there exists a significant need to provide reliable, individualized, and dynamic surrogates of cardiovascular risk to improve general cardiac care management, and specifically to aid precision-use of cardioprotective drugs to accelerate clinical trials. As a result, we measured approximately 5,000 plasma proteins in 18,165 participants (individually) across seven clinical studies, and derived and validated a 27-protein model to assess the likelihood of cardiovascular events or death. Risk stratification using proteins generated a greater dynamic range in observed four-year event rates than clinical factors: 5.7% (“low”, n = 1,677), 11.2% (“low-medium”, n = 4,720), 20.0% (“medium-high”, n = 3,064) and 43.4% (“high”, n = 2,148), respectively, in four pre-defined categories, with consistent prognostic performance across morbidities, demographics, and geographic regions. In paired samples, increments in protein-predicted risk were greater in individuals approaching events, unchanged by neural interventions and lowered by beneficial interventions (e.g., cardioprotective drugs). The 27-protein model has demonstrated attributes of surrogacy, which may be useful both in clinical practice and in clinical trials.

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Figure: SomaSignal™ Secondary Cardiovascular Risk Test

•        Non-alcoholic steatohepatitis (NASH).    Non-alcoholic steatohepatitis (“NASH”) is liver inflammation and damage caused by buildup of fat in the liver and is a type of non-alcoholic fatty liver disease (“NAFLD”) which affects approximately 5% of adults in the U.S., according to the American Liver Foundation. Today, NASH is primarily diagnosed by an invasive liver biopsy. As such, a practical noninvasive blood-based method that accurately and simultaneously characterizes all its relevant pathologic components could vastly accelerate the development of new drugs and enhance early detection and monitoring in clinical practice. As a result, we measured approximately 5,000 proteins in 2,856 serum samples collected from 636 participants in the NASH CRN natural history cohort, longitudinal samples from pioglitazone, vitamin E, and placebo (“PIVENS”), and obeticholic acid and placebo (“FLINT”) clinical trials for approximately 15 million protein measurements. Artificial intelligence and machine learning methods were used to develop protein models of each biopsy component using the natural history cohort and 50% of FLINT and PIVENS; they were validated in the other 50% of FLINT and PIVENS (paired validation) and also in a smaller hold-out fraction. Results for the four protein models in training/paired validation were: fibrosis (AUC: 0.92/0.85); steatosis (AUC: 0.95/0.79); inflammation (AUC: 0.83/0.72); ballooning (AUC: 0.87/0.83), and, when multiplied, predicted at-risk NASH (AUC: 0.93/0.85; sensitivity: 87%; specificity: 63%). Applied longitudinally, model predictions characterized differential pharmacodynamic effects of vitamin E, pioglitazone and obeticholic acid. Serum proteomic patterns captured all four key components of the liver biopsy with diagnostic performance superior to alternative blood-based methods and at a competitive relative basis to imaging or elastography which only predicts one or two components at a time. The serum proteomic patterns clearly characterized the time-course and therapeutic effects of three different drug mechanisms — indicating these tests may potentially assist in new drug development as well as medical intervention decisions.

SomaSignal™ NASH Predictions Related to Biopsy Result (Validation Dataset)

Figure: The SomaSignal™ NASH Panel

Commercial Strategy, Sales and Marketing

Our commercial strategy is focused on continuing to drive the expansion of our customer base, and the adoption of the SomaLogic platform, within the biopharmaceutical, academic, and CRO research market. We will continue to add additional strategic agreements which enable the products from our platform to penetrate from discovery through all phases of clinical to post-marketing of potential blockbuster therapies. We will continue to utilize strong customer relationships to launch future near-term products, including the approximately 10,000 plex assay, SomaLogic bioinformatics platform, small/mid-plex offerings, and a relaunch of the kits business line.

In addition, we aim to continue to add more partnership agreements with various health systems, ACOs and payers to rapidly expand our entry into the healthcare market with our existing SomaSignal™ tests, and those in development. We have created flexible partnerships which allow for agile development of new ventures with health systems, payers and others.

We aim to also partner with our KOL network to create scientific and thought leadership publications and presentations to further validate proteomics as groundbreaking science, expanding upon use cases in specific therapeutic areas, and develop the health-economic evidence to support and advance medical science- focusing on use cases with the most significant and persuasive impact. We predict appropriate information from this scientific platform, together with our medical advisors, will be utilized for global marketing and sales material.

Our commercial and product development teams are consistently partnering with our customers to develop products and services which speed the adoption of proteomics for our customers, including data analysis, data integration and ease of use tool sets. We are also actively exploring several potential co-marketing and new channel and product development opportunities with various partners in closely aligned scientific verticals, such as genomics.

Our global direct sales and marketing efforts are targeted at the key decision makers and purchasers in pharmaceutical and biotechnology companies, research institutions, as well as key decision makers at health systems, and large payer organizations. We utilize a mix of traditional and non-traditional efforts to try to increase awareness of our products among our target customers including through digital marketing, webinars, direct sales calls, trade shows, conferences, and other forms of marketing. We also provide a curriculum of education and training in a live and multimedia formats.

We aim to provide extra value to our customers through our research user group, the SomaScan® Proteomics Consortium, which meets regularly and promotes collaboration among cohort studies that use SomaScan® profiling. Peer to peer discussion adds additional value to users, while SomaLogic experts are on hand to facilitate, answer questions, and provide educational presentations on a range of topics.

SomaLogic Biopharmaceutical and Research

The SomaLogic biopharmaceutical and research portfolio is sold through a direct sales force primarily to our biopharmaceutical and research customers. In mid-2020, SomaLogic re-opened a simple fee-for-service offering, in addition to its previous data-sharing model that we believe has proven very popular among customers. To further simplify contracting and speed the sales cycle, SomaLogic also offers customers the ability to contract through a third party and is evaluating similar options. SomaLogic also has long-term contracts and collaborations with several of the leading, multinational biopharmaceutical companies, and is now actively pursuing long-term enterprise level proteomics deals with most of the top 20 pharmaceutical (by revenue) companies, which will be facilitated by a comprehensive set of proteomics solutions in addition to our market-leading protein measurement and identification capabilities.

SomaLogic Clinical

We plan to enter this market through a series of clinical partnerships. As these partnerships yield positive healthcare economics, clinical outcomes and practice efficiency results, we plan to enter into commercial contracts with both health systems and commercial payer organizations. The terms and volumes for these customers will vary. Initial sales and marketing efforts will focus on building a strong KOL network, followed by more broad marketing within societies and physician networks, and eventually reaching from clinicians and health administrators to patients and their family members.

We are currently evaluating a variety of different partnerships with various customers to drive clinical adoption, and proof of implementation success. Initial target channels include health systems carrying various amounts of risk from full fee-for-service to full capitation, and commercial payers.

Within these channels we plan to develop an advocacy network to influence broad adoption both within the United States and globally, and we plan to work with our nationally recognized KOL advisors to shape future guidelines, facilitating adoption of proteomics and thereby advancing the practice of medicine worldwide.

Manufacturing and Supply

We depend on our manufacturing and supply chain operations to source the proteomes and other reagents we use in our products and solutions. Our suppliers and manufacturer are also the primary source of the instruments required to complete our assays and tests.

Some of our products are built using unique components, such as our SomaScan® assay but the majority of the components that make up our products and solutions are commonly sourced or off-the-shelf. While we purchase some of our components and materials used in manufacturing from single-source suppliers, we have qualified second sources for most, but not all, of our critical components and reagents. The loss of any of these suppliers could potentially harm SomaLogic. We believe alternatives would be available, however, it may take time to identify and validate replacement components, which could negatively affect our ability to supply our products on a timely basis. To mitigate this risk, we typically carry a significant inventory of our critical components. For further discussion of the risks relating to our third-party suppliers, see the section titled “Risk Factors.”

Intellectual Property

Our success depends in part on our ability to maintain intellectual property protection for our products and technology. We utilize a variety of intellectual property protection strategies including patents, trade secrets, trademarks and other methods of protecting proprietary information.

Patents

We have an extensive global patent portfolio to protect our proteomics platform, the products and services. Our owned patents and pending applications, if issued, are expected to expire between 2021 and 2039, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other government fees. Our proprietary, foundational aptamer-based technology is supported by approximately 700 patents (issued or pending) and supports unparalleled sensitivity and specificity, and dynamic range.

Trademarks

We own various trademarks, applications, and unregistered trademarks in the United States and in important markets outside the United States, including our own company name and product and service names, including SomaLogic®, SomaSignal™, SOMAmer®, and SomaScan®. Our trademark portfolio is designed to protect the brands for our product and services, both current and in the pipeline.

Trade Secrets

In addition to our reliance on patent protection for our inventions, products and technologies, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of our analytical techniques and processes, as well the bioinformatics used to convert raw data into normalized data and related reference values and software are based on unpatented trade secrets and know-how not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets.

In-Licensing of Intellectual Property

We do not currently rely on any third party in-licensed intellectual property to practice any of its services or products.

Out-Licensing of Intellectual Property

In 2008, pursuant to an agreement with a certain biotechnology company, SomaLogic licensed a worldwide exclusive right (on a target by target basis), under SomaLogic’s patent portfolio (122 patents and patent applications) and proprietary information and know-how relating to its modified SELEX processes and modified aptamers technology to make, use, sell, and have made, and have sold (a) commercial products produced by or incorporating SomaLogic licensed technologies and (b) commercial products intended for use in nucleic acid amplification that are rationally designed nucleic acid sequences that is a temperature dependent inhibitor of a licensed target. SomaLogic retained a non-exclusive right to make, use and have made the aptamers for internal research and development, including the right to grant non-exclusive licenses to SomaLogic collaborator for research and development purposes. The biotechnology company’s license was amended in 2012 to grant such company enforcement of licensed patent rights against third-party infringers. In 2014, the biotechnology company’s license was amended to exclude in vivo imaging applications in the licensed field and licensed product. The royalties were also amended to include in addition to the original 15% royalty on net sales on licensed products and $50,000 annual minimum per calendar year for each licensed target, a new $35,000 per calendar year payment for each new target class, plus a one-time license fee of $25,000 for each target that is added. The term of this license continues on a country-by-country basis, until the later of the expiration of the last to expire of the licensed patents having a valid claim that covers tech licensed products directed to a licensed target or the tenth anniversary of the first commercial sale of a licensed product under category (a) above.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. We cannot provide any assurance any of our current or future patent applications will result in the issuance of patents, or any of our current or future issued patents will effectively protect any of our products, services or technology or prevent others from commercializing infringing products, services or technology. For further discussion of the risks relating to intellectual property, see the section titled “Risk Factors — Risks Related to Intellectual Property”.

Collaboration Agreements

SomaLogic has several collaboration agreements with collaborators to facilitate various research efforts focused on proteomic profiling of several diseases and conditions. Our current collaborators include many universities and private companies in the biotechnology space.

On September 20, 2019, SomaLogic entered into a Master Collaboration Agreement (“MCA”) with Novartis Pharma AG, a Swiss company (“Novartis”), pursuant to which the parties engage in collaborative research efforts to advance the study of proteomic medicine. Under the MCA, SomaLogic agrees to provide SomaScan® assay services to Novartis upon Novartis’s submission of samples to SomaLogic. The MCA will remain in effect until December 31, 2028 unless either earlier terminated by the parties in accordance with the MCA or extended for an additional five (5) years by mutual written agreement. Under the MCA, Novartis is expected to submit an annual minimum number of samples to SomaLogic and pay a fee per sample of which SomaLogic provides its SomaScan services to such sample.

On October 13, 2020, SomaLogic entered into an Amended and Restated Master SomaScan Discovery Services Agreement (“MSDS”) with Amgen Inc., a Delaware corporation based in California (“Amgen”), pursuant to which SomaLogic agrees to use its SomaScan® assay technology to study protein samples provided by Amgen and provides reports for such studies, as outlined in individual statements of work (“SOWs”) from time to time. Each individual SOW sets forth the sample requirements, and fees payable to SomaLogic pursuant thereto, that Amgen agrees to supply to SomaLogic in order for SomaLogic to provide SomaScan® assay services. The MSDS will terminate on October 13, 2025 unless earlier terminated by the parties in accordance with the MSDS and in any event not until any open SOW is completed.

Scientific Advisory Board

We have assembled a highly qualified scientific advisory board composed of advisors who have deep expertise in the field of proteomics, medicine, regulatory compliance, and data science. The members of our scientific advisory board consist of experts across a range of key disciplines relevant to our products and solutions. We intend to continue to leverage the broad expertise of our advisors by seeking their counsel on important topics relating to our product candidate discovery and development programs. Members of our scientific advisory board have entered into agreements with us covering their respective confidentiality, non-disclosure and proprietary rights matters in connection with their service, and some members have options to purchase shares of our common stock.

Our scientific advisory board is comprised of the following members set forth below:

•        Michael Blum.    Associate Vice Chancellor for Informatics & Chief Digital Transformation Officer, University of California, San Francisco School of Medicine.

•        Sir Marc Feldmann.    Emeritus Professor, University of Oxford, United Kingdom.

•        Peter Ganz.    Professor, University of California, San Francisco School of Medicine.

•        Rosalind Raine.    Professor Health Care Evaluation, University College London, United Kingdom.

•        Elio Riboli.    Director, School of Public Health, Imperial College, London, United Kingdom.

•        Sir John Tooke.    Former Vice Provost (Health) & Head of the Medical School, University College London, United Kingdom; Former President, Academy of Medical Sciences, United Kingdom.

Employees and Human Capital

As of March 31, 2021, we had approximately 200 employees, including a commercial team of more than 20 employees and a research and development team of more than 40 employees. Most SomaLogic employees hold an academic degree, with a significant number also holding advanced degrees.

None of our employees are represented by a labor union or covered under collective bargaining agreement. We have not experienced any material work stoppages and we consider our relationship with our employees to be good, healthy, and transparent. We actively engage with managers to collect feedback and ideas on how to improve our working environment.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining incentivizing and integrating our existing and new employees, advisors and consultants. The principal purpose of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

As we continue to monitor the global spread of COVID-19, we have implemented and will continue to implement measures to ensure the safety of our employees. We are continuously evaluating the guidance from federal and local authorities and have created strict polices and guidelines that put our employee’s health and safety first. Compliance with environmental, health and safety laws and regulations underlies the basis of applicable programs we have in place.

Facilities

Our corporate headquarters and laboratory facilities are located in Boulder, Colorado where we lease approximately 85,000 square feet of space under four leases, two of which have been terminated and will expire in 2021 and two of which have extension options through 2026 and 2036. We also lease office and laboratory space at Warneford Hospital in Oxford, United Kingdom, under a sublease that has been terminated and expires in December 2021. We do not own any real property and believe our current facilities are sufficient to meet our ongoing needs. If we require additional space, we believe we will be able to obtain additional facilities on commercially reasonable terms and on an acceptable timeline.

Insurance

SomaLogic currently maintains policies providing first-party property and business interruption insurance, commercial general liability insurance, products liability insurance, commercial auto liability insurance, workers compensation and employers’ liability insurance, professional liability insurance, crime insurance, employment practices liability insurance, fiduciary liability insurance, cybersecurity insurance, and directors and officers liability insurance. Some or all of these policies contain change of control provisions that will require notice to the insurers and/or issuance of substitute policies upon consummation of the Business Combination. The insurers providing this coverage may require additional premiums and/or the issuance of substitute coverage on a post-Business Combination basis and such substitute coverage may not be available on the same terms as the coverage currently available to SomaLogic.

The insurance currently maintained by SomaLogic and to be maintained following the consummation of the Business Combination may not be adequate to cover the potential costs and other losses arising from the types of claims, events or occurrences to which the coverage is otherwise applicable and all such coverages are subject to certain exclusions and limitations on coverage, and may be subject to deductibles, self-insured retentions requirements. In addition, such insurance may not be available in the future on economically reasonable terms, or at all, and it is possible that an insurer may deny coverage as to any future claim, loss or occurrence. The successful assertion of one or more large claims or the occurrence of losses that are excluded from coverage or that exceed available insurance coverage, or modifications to insurance policies, including premium increases or the imposition of large deductible, retention requirements, could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Subject to certain exceptions, prior to the consummation of the Business Combination, SomaLogic will purchase a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of certain of the Company’s directors and officers with respect to matters occurring on or prior to the consummation of the Business Combination.

Competition

The life sciences market is highly competitive and dynamic. There are other companies, both established and early-stage, that have indicated they are designing, manufacturing, and marketing products and services for, among other things, multiplexed or high-throughput proteomic analysis. These companies include Encodia, Quanterix, Quantum-Si, Olink, Seer and Nautilus, among others, each of which has products and services that may compete to varying degrees with some, but not all, of our services and product solutions. Some of these companies may be further along in their commercial and operating plans than we are, including actively commercializing products and services and growing established marketing and sales forces. Other competitors are earlier than us, and in the process of developing their technologies for the life sciences market which may lead to services and products that rival or replace our products over time.

We believe the principal competitive factors in our target markets include:

•        resolution and sensitivity;

•        cost of instruments and raw materials;

•        efficiency and speed of workflows;

•        the scale required to address the complexity and dynamic range of the proteome;

•        throughput to meet lab testing volume;

•        reputation among customers and key thought leaders;

•        innovation in product offerings (notably clinical proteomics applications);

•        accuracy and reproducibility of results;

•        strength of intellectual property portfolio;

•        operational and manufacturing footprint;

•        customer support infrastructure; and

•        a leadership and commercial team with extensive execution and scientific background.

Our commercial opportunity could be reduced if our competitors develop and commercialize products or services that offer better performance or are more convenient and cost-effective to use than our products or services. However, we believe we are substantially differentiated from our competitors for a multitude of reasons, including our novel approach and platform, the unique and proprietary nature of our aptamer-based technology (developed over more than two decades), our rigorous product development processes and quality of science, our highly experienced and multidisciplinary teams, our breadth of both proteomics research enabling and applied clinical solutions, and our access to an immediate growing market with opportunities to expand into adjacent market opportunities over time. We believe our customers will favor our services and products and company due to these differentiators.

Government Regulation

Our products are intended for either (1) research use only (“RUO”) or (2) clinical use applications; our RUO products are not used for clinical applications. Our customers include entities such as healthcare providers, academic institutions, research laboratories, and biopharmaceutical and biotechnology companies. Our products are used for obtaining proteomics information from pre-clinical or clinical trials, biomarker discovery, monitoring patients’ physiological states, among others.

Under a long-standing FDA regulation and policy, in vitro diagnostic (“IVD”) products intended for research use only are subject to a regulatory classification separate from classifications for products with clinical use applications. In particular, products that are RUO and that comply with certain labeling requirements (e.g., labeling that explains that the product is RUO) are typically not regulated by the FDA as medical devices and are not subject to the regulatory requirements discussed below for clinical diagnostic products. Therefore, in many cases, RUO products can be used or distributed for research use without first obtaining FDA clearance, authorization, or approval. Such products must bear the statement: “For Research Use Only. Not for Use in Diagnostic Procedures,” and comply with other legal requirements. RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use.

In November 2013, the FDA issued final guidance on products labeled RUO, which, among other things, reaffirmed a company may not make any clinical or diagnostic claims about an RUO product, stating that merely including a labeling statement the product is for research purposes only will not necessarily render the device exempt from the FDA’s clearance, approval, or other regulatory requirements if the totality of circumstances surrounding the distribution of the product indicates the manufacturer knows its product is being used by customers for diagnostic uses or the manufacturer intends such a use. A product labeled RUO but intended or promoted for clinical diagnostic use may be viewed by the FDA as adulterated and/or misbranded under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and subject to FDA enforcement action. The FDA will consider several factors surrounding distribution and use of an RUO product, including how the product is marketed and to whom, when determining its intended use. If FDA disagrees with a company’s RUO status for its product, the company may be subject to FDA enforcement actions. In addition, the FDA may require the company to seek clearance, authorization or approval for the product.

Clinical Diagnostics in the United States

In the United States, the FDA defines a medical device as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related article, including any component part or accessory, which is (i) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or (ii) intended to affect the structure or any function of the body of man or other animals and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes. Medical devices are subject to extensive regulation by the FDA under the FDCA and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device design and development, pre-clinical and clinical testing, pre-market clearance, authorization or approval, establishment registration and product listing, product manufacturing, product packaging and labeling, product storage, advertising and promotion, product distribution, recalls and field actions, servicing and post-market clinical surveillance. A number of U.S. states also impose licensing and compliance regimes on companies that manufacture or distribute prescription devices into or within the state.

The Federal Trade Commission (“FTC”) also oversees the advertising and promotion of SomaLogic’s current and future products pursuant to its broad authority to police deceptive advertising for goods or services within the United States. Under the Federal Trade Commission Act, the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. In the context of performance claims for products such as SomaLogic’s goods and services, compliance with the FTC Act includes ensuring there is scientific data to substantiate the claims being made, the advertising is neither false nor misleading, and any user testimonials or endorsements SomaLogic or its agents disseminate related to the goods or services comply with disclosure and other regulatory requirements.

IVDs are a type of medical device and include reagents and instruments used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic, and screening tests can also be IVDs. Most medical devices, including IVD products, must undergo pre-market review by and receive clearance, authorization, or approval from the FDA prior to commercialization, unless the device is of a type exempted from such review by statute, regulation, or an FDA exercise of enforcement discretion.

The FDA classifies medical devices into three classes based on risk. The level of regulatory control increases from Class I (lowest risk) to Class III (highest risk). Marketing of most Class II and III medical devices within the United States must be preceded either by pre-market notification and FDA clearance pursuant to Section 510(k) of the FDCA or by the granting of a PMA. Both 510(k) notifications and PMA applications must be submitted to the FDA with significant user fees, although reduced fees for small businesses are available. Class I devices are generally exempt from pre-market review and notification, as are some moderate-risk Class II devices. Manufacturers of all classes of devices must comply with the FDA’s Quality System Regulation (“QSR”), establishment registration, medical device listing, labeling requirements, and medical device reporting (“MDR”) regulations, which are collectively referred to as medical device general controls. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling. Some Class I and Class II devices can be exempted by regulation from the requirement of compliance with substantially all of the QSR.

510(k) Clearance Pathway

A 510(k) pre-market notification must contain information sufficient to demonstrate the new device is substantially equivalent to a device commercially distributed prior to May 28, 1976 or to a device determined by the FDA to be substantially equivalent to such a so-called “pre-amendments” device. To obtain 510(k) clearance for a non-exempt Class II device, the product developer must submit a pre-market notification to the FDA demonstrating its product is substantially equivalent to such a predicate device. The FDA’s 510(k) clearance process generally takes from three to twelve months from the date the application is submitted, but it may take significantly longer if the FDA has significant questions or needs more information about the new device or its manufacturing or quality controls.

As part of the 510(k) notification process for Class II devices that have an existing classification regulation available for purposes of the regulatory filing, the FDA may require the following:

•        development of comprehensive product description and indications for use;

•        completion of extensive preclinical tests and/or preclinical animal studies, performed in accordance with the FDA’s Good Laboratory Practice regulations, as well as any performance standards or other testing requirements established by the FDA through regulations or device-specific guidance; or

•        comprehensive review of predicate devices and development of data supporting the new product’s substantial equivalence to one or more predicate devices.

Assuming successful completion of all required testing, a 510(k) notification application is submitted to the FDA requesting clearance to market the product. This premarket notification includes all relevant data from pertinent pre-clinical and clinical trials (if applicable), together with detailed information relating to the product’s manufacturing controls and proposed labeling, and other relevant documentation. The FDA evaluates all 510(k) submissions prior to filing for substantive review based on specific acceptance criteria and may issue a refuse-to-accept notification if the submission is deficient with respect to any of the established criteria. If the FDA determines the applicant’s device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use. If FDA determines the applicant’s device is not substantially equivalent to the predicate device(s), the agency will issue a not-substantially-equivalent letter stating the new device may not be commercially distributed.

After a new medical device receives 510(k) clearance from the FDA, any modification that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, requires a new 510(k) clearance or could require the submission of a PMA. The FDA requires each manufacturer to make the determination of whether a device modification requires a new 510(k) notification or PMA in the first instance, but the FDA may review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, FDA may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA may also require the manufacturer to cease U.S. marketing and/or recall the modified device until 510(k) clearance or PMA approval for the modification is obtained, or bring other enforcement actions against the product and/or the manufacturer.

De Novo Classification

If a previously unclassified new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk, it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high-risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. Under the FDCA, the FDA is required to classify a device within 120 days following receipt of the De Novo classification request from an applicant; however, the most recent FDA performance review goals state that in fiscal year 2021, the FDA will attempt to issue a decision within 150 FDA review days of receipt on 65% of all De Novo classification requests received during the year and on 70% of De Novo classification requests received during fiscal year 2022. De Novo classification requests are subject to user fees, unless a specific exemption applies. In December 2018, the FDA issued a Proposed Rule that would formally codify requirements for the medical device De Novo classification process and the procedures and criteria for product developers to file a De Novo classification request (83 Fed. Reg. 63,127). This rule remains pending at FDA and the rulemaking process may be subject to additional activity after the COVID-19 public health emergency abates and pressure on the FDA’s Center for Devices and Radiological Health (“CDRH”) is reduced. Over the past 20 years, the De Novo classification process has been implemented by the FDA pursuant to statutory authorities and somewhat organically through informal guidance and iterative changes by Congress. The Proposed Rule allowed industry to participate in the development of the FDA’s policies and procedures for De Novo classification requests through the notice-and-comment rulemaking process.

As an alternative to the De Novo classification process, a company could also file a reclassification petition seeking to change the automatic Class III designation of a novel post-amendment device under Section 513(f)(3) of the FDCA. The FDA can also initiate reclassification of an existing device type on its own initiative. In December 2018, FDA issued a final rule to clarify the administrative process through which the FDA reclassifies a medical device. To reclassify a device under Section 513(e) of the FDCA, the FDA must first publish a proposed reclassification order that includes a summary of the valid scientific evidence that supports the reclassification; convene a device classification panel meeting; and consider comments to the public docket before it then publishes a final reclassification order in the Federal Register.

Pre-market Approval Pathway

Products classified by the FDA as Class III generally require marketing approval via a PMA. A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use(s). A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, it is considered “filed” and the FDA begins an in-depth review of the submitted information. During this substantive review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with the QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application is required to be completed within 180 days of the application’s filing date although the process generally takes longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•        the product may not be safe or effective for its intended use(s) to the FDA’s satisfaction;

•        the data from the applicant’s pre-clinical studies and clinical trials may be insufficient to support approval;

•        the manufacturing process or facilities that the applicant uses may not meet applicable requirements; and

•        changes in FDA approval policies or adoption of new regulations may require additional data to demonstrate the safety or effectiveness of the device.

If an FDA evaluation of a PMA application or manufacturing facilities is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine additional trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy. PMA approval may also be granted with post-approval requirements such as the need for additional patient follow-up for an indefinite period of time.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.

Clinical Investigations Using Devices in Development

Clinical trials are almost always required to support a PMA application and are sometimes required for a De Novo classification request or 510(k) pre-market notification. In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, an investigator acting on behalf of the company must, among other things, apply for and obtain Institutional Review Board (“IRB”) approval of the proposed investigation. In addition, if the clinical study involves “significant risk” (as defined by the FDA) to human health, the company sponsoring the investigation (referred to as the “sponsor” by the FDA) must also submit and obtain an Investigational Device Exemption (“IDE”) approval from the FDA. An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of study participants, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA, the study protocol and informed consent are approved by a duly-appointed IRB at each clinical trial site, and the protocol is rolled out and delivered to each site.

The FDA’s IDE regulations govern investigational device labeling, prohibit promotion, and specify an array of Good Clinical Practice (“GCP”), requirements, which include, among other things, recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with FDA regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product.

The commencement or completion of any clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application (or the FDA’s grant of a De Novo classification request or clearance of a 510(k) notification, as applicable), for numerous reasons, including, but not limited to, the following:

•        the FDA, the IRB(s), or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•        participants do not enroll in clinical trials at the expected rate;

•        participants do not comply with trial protocols;

•        participant follow-up is not at the expected rate;

•        patients experience adverse side effects;

•        participants die during a clinical trial, even though their death may not be related to the investigational products;

•        IRBs and third-party clinical investigators may delay or reject the sponsor’s trial protocol;

•        third-party clinical investigators decline to participate in a trial or do not perform a trial on the sponsor’s anticipated schedule or consistent with the clinical trial protocol, GCPs or other FDA requirements;

•        the sponsor or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

•        third-party clinical investigators have significant financial interests related to the sponsor or the study that the FDA deems to make the study results unreliable, or the sponsor or investigators fail to disclose such interests;

•        unfavorable regulatory inspections of the sponsor’s clinical trial sites or manufacturing facilities, which may, among other things, require the sponsor to undertake corrective action or suspend or terminate the sponsor’s clinical trials;

•        changes in governmental regulations or administrative actions applicable to the sponsor’s trial protocols;

•        the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; and

•        the FDA concludes that the results from the sponsor’s trial and/or trial design are inadequate to demonstrate safety and effectiveness of the product.

Ongoing Post-Market Regulatory Requirements and FDA Enforcement

After a medical device is authorized for marketing and placed in commercial distribution, numerous regulatory requirements apply. These general controls that must be met for all device classes include:

•        establishment registration and device listing;

•        the QSR, which requires manufacturers, including third-party manufacturers, to follow design, testing, control, storage, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures;

•        labeling regulations, which govern the mandatory elements of the device labels and packaging (including Unique Device Identifier markings for certain categories of products);

•        FDA prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses and other requirements related to promotional activities;

•        the MDR regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•        voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health;

•        correction and removal reporting regulations, which require that manufacturers report to FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•        post-market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA and certain state authorities. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may lead to any of the following sanctions:

•        warning letters or untitled letters that require corrective action;

•        fines and civil penalties;

•        unanticipated expenditures;

•        delays in approving/clearing or refusal to approve/clear any future SomaLogic products;

•        FDA refusal to issue certificates to foreign governments needed to export SomaLogic’s products for sale in other countries;

•        suspension or withdrawal of FDA approval or clearance (as may be applicable);

•        product recall or seizure;

•        partial suspension or total shutdown of production;

•        operating restrictions;

•        injunctions or consent decrees; and

•        civil or criminal prosecution.

SomaLogic, any contract manufacturers, and some suppliers of components or device accessories would also be required to manufacture medical device products in compliance with current Good Manufacturing Practice requirements set forth in the QSR, unless explicitly exempted by regulation. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation, and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections. Following such inspections, the FDA may issue reports known as Forms FDA 483 or Notices of Inspectional Observations, which list instances where the FDA inspector believes the manufacturer has failed to comply with applicable regulations and/or procedures. If the observations are sufficiently serious or the manufacturer fails to respond appropriately, the FDA may issue warning letters, which are notices of intended enforcement actions against the manufacturer, or untitled letters, which are used for less serious violations that may not rise to the level of regulatory significance, or it may take more significant administrative or legal action. For example, the FDA can shut down manufacturing operations, require recalls of medical device products, refuse to approve new marketing applications for future products, initiate legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against a manufacturer or its officers or other employees.

Regulation of Laboratory Developed Tests in the United States

Our products, SomaScan® and SomaSignal™, are available as laboratory developed tests (“LDTs”) for use in obtaining proteomics information from patients and monitoring patients’ physiological states, among others. LDTs have generally been considered to be tests that are designed, developed, validated and used within a single laboratory. The FDA has historically taken the position that it has the authority to regulate such tests as medical devices under the FDCA, but the FDA has exercised enforcement discretion for certain LDTs and has not required clearance, authorization, or approval of such LDTs prior to marketing, unless the product poses health or safety concerns or the product is a direct-to-consumer test. Laboratories certified as “high complexity” under CLIA may develop, manufacture, validate and run LDTs. The CLIA requirements are discussed below in the section “U.S. Federal and State Regulation of Laboratories.”

On October 3, 2014, the FDA issued two draft guidance documents proposing a new regulatory paradigm for oversight of LDTs. These draft guidance documents proposed more active review of LDTs. The draft guidance documents were the subject of considerable controversy, and in November 2016, FDA announced that it would not be finalizing the 2014 draft guidance documents. On January 13, 2017, FDA issued a discussion paper which laid out elements of a possible revised future LDT regulatory framework, but did not establish any regulatory requirements. Meanwhile, the FDA issued several warning letters against marketers of LDTs, although focusing on issues that the FDA considered to pose high risks to the public. But in August 2020, the Department of Health and Human Services (“HHS”) declared that FDA will not be requiring premarket reviews for LDTs unless the FDA issues such a requirement by notice-and-comment rulemaking. Following the change of the administration in 2021, it is not clear what the HHS or FDA policy will be on the regulation of LDTs. Given the changing regulatory requirement, the FDA may decide to take action against certain LDTs on a case-by-case basis if the FDA views them as presenting a risk to patients. The FDA may regulate products that it does not consider to be LDTs as medical devices that are subject to the requirements that are described above.

U.S. Federal and State Regulation of Laboratories

Given aspects of SomaLogic’s business at certain facilities involve acting as a clinical laboratory, SomaLogic is required to hold certain federal and state licenses, certifications and permits to conduct our business. As to federal certifications, CLIA establishes rigorous quality standards for all laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. As a clinical laboratory, SomaLogic must obtain a CLIA certificate based on the complexity of testing performed at the laboratory, such as a Certificate of Compliance for high-complexity testing. CLIA also mandates compliance with various operational, personnel, facilities administration, quality and proficiency requirements, intended to ensure their clinical laboratory testing services are accurate, reliable and timely. CLIA compliance and certification is also a prerequisite to be eligible to bill for services provided to government payors and for many private payors. Furthermore, SomaLogic is subject to survey and inspection every two years to assess compliance with program standards, and may be subject to additional unannounced inspections. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests.

In addition to CLIA requirements, SomaLogic participates in the accreditation program of the College of American Pathologists (“CAP”). CMS, the agency that oversees CLIA, has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of CMS inspections for accredited laboratories. Therefore, because SomaLogic is accredited by the CAP Laboratory Accreditation Program, we are deemed to also comply with CLIA. CLIA provides a state may adopt laboratory regulations more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements.

Select states have laboratory regulations that have been deemed by the federal government to be at least as stringent as CLIA, and thus laboratories licensed under those state regimes are exempt from CLIA and the state Department of Health is permitted to issue a CLIA number, along with a state Medical Test Site license, rather than a certificate being issued by CMS. State laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures, facility requirements or prescribe record maintenance requirements. Several states additionally require the licensure of out-of-state laboratories that accept specimens from those states. For example, New York requires a laboratory to hold a permit, which is issued after an on-site inspection, and approval of each LDT offered by a laboratory, and has various, more stringent requirements than CLIA and CAP, including those for personnel qualifications, proficiency testing, physical facility and equipment and quality control standards.

If a clinical laboratory is found to be out of compliance with CLIA certification, CAP accreditation or a state license or permit, the applicable regulatory agency may, among other things, suspend, restrict or revoke the certification, accreditation, license or permit to operate the clinical laboratory, assess civil monetary penalties and impose specific corrective action plans, among other sanctions.

U.S. Fraud and Abuse Laws and Other Compliance Requirements

Successfully commercializing our products and services depends not on only FDA approval, but also on broad health insurance or third party payor coverage. Government and private payors institute coverage criteria to ensure the appropriate utilization of products and services and to control costs. Limited third party payor coverage for a technology or procedure may limit adoption and commercial viability, while broader coverage supports optimal market uptake. These laws can be implicated by inappropriate sales and marketing arrangements with healthcare providers. Many commonly accepted commercial practices are illegal in the healthcare industry and violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in U.S. federal and state healthcare programs, including Medicare and Medicaid.

Federal Anti-Kickback Statute.    The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything at less than its fair market value. The Anti-Kickback law is broadly interpreted and aggressively enforced with the result that beneficial commercial arrangements in the health care industry may be criminalized. The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to ten years, fines of up to $100,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid.

Federal False Claims Act.    The federal False Claims Act prohibits knowingly presenting, or causing to be presented a false claim or the knowing use of false statements or records to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,665 and $23,331 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement.

Federal Physician Self-Referral Law.    The federal Physician Self-Referral Law, also referred to as the Stark Law, prohibits a physician (or an immediate family member of a physician) who has a financial relationship with an entity from referring patients to that entity for certain designated health services, including durable medical equipment and supplies, payable by Medicare, unless an exception applies. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to the Medicare program for such designated health services provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner.

Civil Monetary Penalties Law.    The Civil Monetary Penalties Law authorizes the imposition of substantial civil money penalties against an entity that engages in certain prohibited activities including but not limited to violations of the Stark Law or Anti-Kickback Statute, knowing submission of a false or fraudulent claim, employment of an excluded individual, and the provision or offer of anything of value to a Medicare or Medicaid beneficiary that the transferring party knows or should know is likely to influence beneficiary selection of a particular provider for which payment may be made in whole or part by a federal health care program, commonly known as the Beneficiary Inducement CMP.

State Analogs of Federal Fraud and Abuse Laws.    Many U.S. states have their own laws intended to protect against fraud and abuse in the health care industry and more broadly. In some cases these laws prohibit or regulate additional conduct beyond what federal law affects. Penalties for violating these laws can range from fines to criminal sanctions.

HIPAA.    The Health Insurance Portability and Accountability Act of 1996, as amended by the American Recovery and Reinvestment Act of 2009, and implementing regulations, includes criminal prohibitions against healthcare fraud, embezzlement, and making false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

FCPA and Other Anti-Bribery and Anti-Corruption Laws.    The U.S. Foreign Corrupt Practices Act prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals or organizations in many countries. SomaLogic’s present and future business has been and will continue to be subject to various other U.S. and foreign laws, rules and/or regulations.

Physician Payment Sunshine Act.    Manufacturers of U.S. FDA-regulated devices reimbursable by federal healthcare programs are subject to the Physician Payment Sunshine Act, which requires manufacturers to track and annually report to CMS certain payments and other transfers of value made to U.S.-licensed physicians or U.S. teaching hospitals. Manufacturers are also required to report certain ownership interests held by physicians and their immediate family members. The law carries penalties of up to $1.15 million per year for violations, depending on the circumstances, and payments reported also have the potential to draw scrutiny on payments to and relationships with physicians, which may have implications under the Anti-Kickback Statute, Stark Law and other healthcare laws.

In addition, there has been a recent trend of increased federal and state regulation of payments and other transfers of value provided to healthcare professionals and entities. Similar to the federal law, certain states also have adopted marketing and/or transparency laws relevant to device manufacturers, some of which are broader in scope. Certain states also mandate that device manufacturers implement compliance programs. Other states impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements, resulting in fines and penalties.

U.S. and International Data Security and Data Privacy Laws

SomaLogic is subject to diverse laws and regulations relating to data privacy and security, including, in the United States, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and, in the EU), Regulation 2016/679, known as the GDPR, which came into effect across the European Economic Area in May 2018. New global privacy rules are being enacted and existing ones are being updated and strengthened. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of personal data (including sensitive or confidential patient or consumer information), whether by SomaLogic or a third-party, could have a material adverse effect on SomaLogic’s business, reputation, financial condition and results of operations, including but not limited to: material fines and penalties; damages; litigation; consent orders; extensive audits and inspections; bans on all or some processing of personal data carried out by noncompliant actors; and injunctive relief. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

HIPAA, as well as a number of other federal and state privacy-related laws, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information” or “PHI”. HIPAA applies to health plans, healthcare providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities” under HIPAA. State imposed health information privacy and security laws typically apply based on licensure, for example, licensed providers or licensed entities are limited in their ability to use and share health information.

Additionally, many states have enacted legislation protecting the privacy and/or security of “personal information” such as identifiable financial or health information, social security number and credit card information. These laws overlap and apply simultaneously with federal privacy and security requirements and regulated entities must comply with all of them. The California Consumer Privacy Act (“CCPA”) that went into effect January 1, 2020, is one of the most restrictive state privacy laws, protecting a wide variety of personal information and granting significant rights to California residents with respect to their personal information. In dealing with health information for the development of its technology or for commercial purposes, SomaLogic will be affected by HIPAA and state-imposed health information privacy and security laws because these laws regulate the ability of SomaLogic’s potential customers and research collaborators to share health information with SomaLogic. Additionally, SomaLogic must identify and comply with all applicable state laws for the protection of personal information with respect to employee information or other personal information that the company collects. In addition to the CCPA, many other states have proposed or already enacted similar data privacy and security laws, including Massachusetts’ Standards for the Protection of Personal Information (MA 201 C.M.R. §§ 17.00 et seq.) and the newly enacted Virginia Consumer Data Protection Act.

In the European Union, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of personal and patient data across the healthcare industry became stronger in May 2018. The GDPR applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The GDPR sets out a number of requirements that must be complied with when handling the personal data of such European Union based data subjects including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g., access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and the new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the GDPR and are afforded greater protection and require additional compliance obligations. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. We are subject to the GDPR since it offers products or services to individuals in the EU or otherwise enters into contracts with EU entities that handle the collection and processing of data of individuals within the EU.

SomaLogic could also be subject to evolving European Union laws on data export, for transfers of data outside the European Union to itself or third parties. The GDPR only permits exports of data outside the European Union to jurisdictions that ensure an adequate level of data protection. The United States has not been deemed to offer an adequate level of protection, so in order for SomaLogic to transfer personal data from the EU to the United States, SomaLogic must identify a legal basis for data transfer (e.g., the European Union Commission approved Standard Contractual Clauses). On July 16, 2020, the Court of Justice of the European Union or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (a) calls into question commonly relied upon data transfer mechanisms as between the European Union member states and the United States (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of European Union data protection authorities are difficult to predict.

Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018 that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the European Economic Area to the United Kingdom will remain lawful under the GDPR.

Other Governmental Regulation

SomaLogic is subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating specifically to workplace safety for employers in the United States. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. We generally use third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials that we may use during our research.

International Laws and Regulations for IVD Products

Whether or not we obtain FDA marketing authorized for a clinical diagnostic product in the future, it must still obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the marketing of any product for clinical diagnostic use in those countries. The regulations in other jurisdictions vary from those in the United States and may be easier or more difficult to satisfy and are subject to change. For example, the European Union, or EU, published in 2017 new regulations that will result in greater regulation of medical devices and IVDs. This new IVD regulation (“new IVD Regulation”) is significantly different from the European directive for in vitro diagnostic products that it replaces in that it will ensure that the new requirements apply uniformly and on the same schedule across the member states, include a risk-based classification system and increase the requirements for conformity assessment. The new IVD Regulation will become fully applicable in May 2022, and it will increase the requirements for covered products and involve conformity assessments done by third parties that are designated under the IVD Regulation as notified bodies.

Outside of the European Union, regulatory authorization needs to be sought on a country-by-country basis in order for us to market any clinical diagnostic products. Some countries have adopted medical device regulatory regimes, such as the Classification Rules for Medical Devices published by the Hong Kong Department of Health, the Health Sciences Authority of Singapore regulation of medical devices under the Health Products Act, and Health Canada’s risk classification system for invasive devices, among others, that incorporate IVD products like the FDA’s current system. Each country may have its own processes and requirements for IVD licensing, approval/clearance, and regulation, therefore requiring us to seek any regulatory approvals on a country-by-country basis.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently party to or aware of any active legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Corporate Information

SomaLogic, Inc. was incorporated under the laws of the State of Delaware on October 13, 1999. SomaLogic’s principal executive offices are located at 2945 Wilderness Place, Boulder, Colorado 80301, and its telephone number is (303) 625-9000.

SOMALOGIC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of SomaLogic’s results of operations and financial condition should be read in conjunction with the information set forth in SomaLogic’s audited consolidated financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon SomaLogic’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of SomaLogic, Inc., a Delaware corporation, and its subsidiary prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiary following the consummation of the Business Combination.

Business Overview

SomaLogic is a leading commercial-stage proteomics company. We have built an integrated proteomics platform capable of robust, high throughput proteomics analysis with broad proteome coverage, low limits of detection, high reproducibility and at low costs. We designed our platform with the goal of being a universal proteomics platform, with the breadth (number of proteins measured) and precision (accuracy of measurement) important for discovery and research applications, and both the reproducibility and robustness important for clinical applications. Our platform is underpinned by our extensive global patent portfolio protecting our proteomics platform, products and services, our proprietary assay technology, our proteomics database (which we believe is one of the largest proteomics databases worldwide), and artificial intelligence and machine learning capabilities. As of April 30, 2021, our assay can measure approximately 7,000 protein target measurements in a single sample using only approximately 55µL of plasma or serum. Our proteomics database matches proteomics and clinical information and contains over 1.5 billion protein measurements with over 675,000 participant-years of longitudinal clinical data from follow-up. Leveraging our artificial intelligence-enabled bioinformatics capability, we use our database to power diagnostic product development for our research and clinical customers. We currently run our platform within our own laboratory, receive samples from customers and provide them proteomics analysis services. We are also developing an integrated solution comprising kits and select equipment that would enable customers to perform our proteomics assay at their own sites and leverage our bioinformatics capabilities to analyze the data. We have served over 300 customers and collaborators with our proteomics technology since 2015. Our current partnerships include Novartis, Amgen and others, and our proteomics assay is used in laboratories both at the FDA and the National Institute of Health.

As of 2021, we primarily generate revenue through our assay services, which consists primarily of a service model whereby we receive samples from pharmaceutical, biotechnology or academic clients, perform the SomaScan® assay, and subsequently use bioinformatics and analytics to further refine the collected data and deliver this back to the customer. In the three months ended March 31, 2021 and in the years ended December 31, 2020 and 2019, approximately 88%, 85%, and 87%, respectively, of our assay services sales were generated by pharmaceutical customers. In mid-2020, we re-opened a simple fee-for-service offering, in addition to our previous data-sharing model that has proven very popular among customers. We expect our customer base to continue to grow in 2021 as a result of the fee-for-service offering and an expanded commercial development team.

In addition to the SomaScan® assay, we have developed and released SomaSignal™ tests into an observation market. The SomaSignal™ tests are data-driven diagnostic tests with high predictive power of biological disease and risks to patients which have a wide range of potential applications. We are currently evaluating a variety of different partnerships to drive adoption of SomaSignal™ tests.

We also generate product revenue, which primarily consists of the sale of SomaScan® kits. Our assay kits are aimed at enabling our customers to bring our proteomic platform in-house. We have historically sold our kits to a limited number of primarily academic customers and are establishing agreements for an upgraded platform with several sites in 2021 to prepare for a future full-scale launch.

As of March 31, 2021, we had approximately 200 employees, including a commercial team of more than 20 employees and a research and development team of more than 40 employees. We plan to continue expanding our commercial team significantly in the coming years.

Our commercial and product development teams are consistently partnering with our customers to develop products and services which speed the adoption of proteomics for our customers, including data analysis, data integration and ease of use tool sets. We are also actively exploring several potential co-marketing and new channel and product development opportunities with various partners in closely aligned scientific verticals, such as genomics.

We have historically and will continue to invest heavily in new products and solutions. Our research and development efforts are primarily focused on developing new proteomic content and additional SomaSignal™ tests as well as developing new applications for existing technologies.

Since our inception, we have incurred net losses in each year. Our net losses were $9.5 million and $17.6 million for the three months ended March 31, 2021 and 2020, respectively, and $53.0 million and $57.0 million for the years ended December 31, 2020 and 2019, respectively. As of March 31, 2021, we had an accumulated deficit of $420.9 million, cash and cash equivalents of $85.5 million, and short-term investments of $115.4 million. We expect to continue to incur significant expenses for the foreseeable future and to incur operating losses. We expect our expenses will increase in connection with our ongoing activities as we:

•        expand our sales and marketing efforts to further commercialize our products;

•        expand our research and development efforts to improve our existing products and develop and launch new products;

•        invest in processes, tools and infrastructure to support the growth of our business, including incurring costs related to operating as a public company;

•        attract, hire and retain qualified personnel; and

•        protect and defend our intellectual property.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the Coronavirus Disease 2019 (COVID-19) outbreak to be a global pandemic. Since then, COVID-19 has continued to spread throughout much of the United States and the world causing uncertainty and disruption to business activities.

The COVID-19 pandemic resulted in delays in our fundraising efforts and revenue. In response, we took aggressive actions to reduce spend and contain costs including implementing a hiring freeze, eliminating travel, executing early lease terminations for two administrative buildings in Boulder, Colorado, as well as closing our Oxford, United Kingdom laboratory (“Lab Closure”). The Company experienced notable shifts in research funding in the pharmaceutical industry to COVID-19 research, largely delaying our revenue from the first half of 2020 to the second half of 2020. The Company modified its amended and restated credit agreement (“Amended and Restated Credit Agreement”) in the second and fourth quarters of 2020 in order to avoid noncompliance with financial and nonfinancial covenants. Despite the economic challenges due to the COVID-19 pandemic, we ended fiscal year 2020 with revenue growth of 74% year over year and we ended the first quarter of 2021 with revenue growth of 201% compared to the same quarter in the prior year. We also benefited from our cost savings actions which included reduction in travel and non-essential spending.

The COVID-19 pandemic continues to be dynamic and near-term challenges across the economy remain. We expect continued volatility and unpredictability related to the impact of COVID-19 on our business results. We continue to actively monitor the pandemic and we will continue to take appropriate steps to mitigate the adverse impacts on our business posed by the on-going spread of COVID-19.

Factors Affecting Our Performance

The following factors have been important to our business and we expect them to impact our results of operations and financial condition in future periods:

Continued adoption of our services and products

Our performance depends on our ability to drive adoption of our integrated platform of proteomic solutions and services, initially in the research and clinical markets. We have a well-established base of marquee customer and

Key Opinion Leaders (“KOL”) relationships in place, and as we grow further, we expect to win contracts with new customers and expand the scope of existing contracts with existing customers. To facilitate this growth, we will grow our commercial organization and raise awareness through all available channels, including our KOL relationships and relevant publications. We plan to develop and grow our offering of reagents and corresponding solutions, including both small and large plex capabilities, site-of-service deployed assay options, and bioinformatics offerings to attract additional customers and cross-sell to existing customers. Additionally, we have an ongoing focus on growing our proteomics database and artificial intelligence and machine learning analytics to drive value and markets opportunities.

Continued investment in growth

Our significant revenue growth has been driven by rapid innovation towards novel solutions that command price premiums and quick adoption of our solutions by our customer base. We intend to continue to make focused investments to increase revenue and scale operations to support growth and therefore expect expenses in this area to increase. We have invested, and will continue to invest, significantly in our laboratory process and commercial infrastructure. Investments in research and development will include hiring of employees with the necessary scientific and technical backgrounds to enable enhancements to our existing services and products and bring new services and products to market. Additionally, we plan to invest in sales and marketing activities, and expect to incur additional general and administrative expenses. To support the expansion, expenditures to develop and mature operational processes, financial and management information systems are expected to be incurred. As cost of revenue, operating expenses and capital expenditures fluctuate over time, we may experience short-term, negative impacts to our results of operations and cash flows, but we are undertaking such investments in the belief that they will contribute to long-term growth.

We have made, and intend to continue to make, investments that meet management’s criteria to expand or add key technologies we believe will facilitate the development and commercialization of new products or services in the future. Such investments could take the form of an asset acquisition, the acquisition of a business or the exclusive or non-exclusive license of patented technology. Any acquisitions we make may affect our future financial results.

Ability to lower the costs associated with performing the assay

Reducing the costs associated with performing our assay is both our focus and strategic objective. Over the long term, our objective is to reduce the cost of raw materials by improving the output efficiency of our assays and laboratory processes. Our approach to reducing these costs include, but are not limited to, modifying our assays and laboratory processes to use materials and technologies that provide equal or greater quality at lower cost, improving how we manage our materials and negotiating favorable terms for our materials purchases. We plan to reduce the cost of performing our SomaScan® assay as we move to either a less expensive array or Next Generation Sequencing system for our DNA readout of the protein concentrations present in a sample.

Seasonality

Our revenue can be seasonal dependent upon the spending patterns of our customers. Seasonality results from a number of factors, including the procurement and budgeting cycles of many of our customers, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends. For example, the U.S. government’s fiscal year end occurs in our third quarter and may result in increased sales of our products during such quarter if government-funded customers have unused funds that may be forfeited, or future budgets that may be reduced, if such funds remain unspent at such fiscal year end. Furthermore, the academic budgetary cycle similarly requires grantees to “use or lose” their grant funding, which seems to be tied disproportionately to the end of the calendar year, driving sales higher during the fourth quarter. Similarly, our biopharmaceutical customers typically have calendar year fiscal years which also result in a disproportionate amount of their purchasing activity occurring during our fourth quarter.

Development and commercialization of clinical diagnostic tests

To facilitate a more complete understanding of human biology and improve human wellness, we aim to continue to advance our portfolio of clinical diagnostic tests that leverage our proprietary proteomics platform and artificial intelligence-enabled bioinformatics. By developing additional tests, the Company can provide more options to customers and collaborators and further commercialize our platform driving growth in revenue.

We released its first 12 SomaSignal™ tests into an observation market (local concierge practices in Colorado) under our laboratory developed tests (“LDT”) Clinical Laboratory Improvement Amendments (“CLIA”) license in late 2019. This selected market is being used to study sample logistics and flow, SomaSignal™ tests report structure as well as to determine the support needs of clinicians and patients ordering and receiving SomaSignal™ tests results. Over the past year, we have developed 16 tests for the research use only (“RUO”) market — most of which are directed at characterizing individuals in clinical trials. We anticipate approximately 10 to 15 additional SomaSignalTM tests or product claims to clear our development and validation process during 2021, mostly directed at helping to manage chronic disease and will be of significant interest to health system providers.

We are working closely with our clinical implementation partners and prioritizing the test pipeline to have the greatest impact on their business. Our plan is for these tests to focus on disease management, enabling at home sample collection and facilitating early intervention in diseases with the highest morbidity and mortality burden, such as type 2 diabetes, obesity, and cardiovascular disease.

Working in conjunction with our proteomics database and bioinformatics capabilities, our broad and versatile foundational assay, SomaScan®, enables the natural expansion of our test menu given the continuous incorporation of real-world data into our growing foundational assay. We believe this dynamic will support continuous and long-term growth of our research and clinical diagnostics business. Additionally, with our growing foundational assay in place as the single source for all new test menus, we believe we are well positioned to expand to additional adjacent markets within proteomics and genomics.

Expansion of our proteomic content

As of April 30, 2021, we have a library of slow off-rate modified aptamers, SOMAmers® reagents against approximately 7,000 protein target measurements of the 20,000 known canonical proteins encoded in the human genome. The breadth (number of proteins measured) of our SomaScan® assay is uniquely superior to other technologies in an aspect that is vital to customers. For each protein, we typically have a collection of 100’s to 1000’s of proprietary “monoclonal” SOMAmer® reagents (reagents with unique and defined sequences) from which we select and place one, or in some cases several, reagents on our SomaScan® assay. Any follow-up studies, which are of interest to many of our customers and partners, are facilitated with these collections of reagents, which is uniquely possible with our technology. To maintain our competitive advantage, we plan to increase the number of protein reagents to approximately 10,000 in the next 24 months based on allocated funding, resource availability, and the successful validation of new reagents. Upon successful commercialization of the new reagents, the impact to cost of revenue for the new proteomic content is estimated to be offset by the increased efficiencies we may gain from sample volume growth and value engineering initiatives.

Components of Results of Operations

Revenue

We derive our revenue from four primary sources: (1) assay services revenue, (2) product revenue, (3) collaboration revenue, and (4) other revenue. Customers include top biopharmaceutical companies and leading academic research universities.

Assay services revenue

We generate assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. We expect assay services revenue to increase over the long-term with new and recurring sales opportunities. With the enhancement of our proteomic services, we expect to capture more market opportunities outside of the U.S. region, as well as winning contracts with new customers and expanding the scope of sales with existing customers.

Product revenue

Product revenue primarily consists of kit sales, which enable our customers to bring the SomaScan® proteomic platform in-house and to build lines of business based on this technology. In preparation for a full-scale launch, we are establishing agreements with several sites to deploy kits this year. This will allow SomaLogic to quickly grow into geographic regions and research organizations we have historically not operated in.

Collaboration revenue

Collaboration revenue consists of fees earned for research and development services, except for grant revenue research and development services that are classified in other revenue. Collaboration revenue currently relates to an arrangement with one customer, NEC Solution Innovators, Ltd. (“NES”), a wholly owned subsidiary of NEC Corporation (“NEC”). We believe expanding collaborative arrangements with KOLs will allow for further enhancements of our integrated platform, lower barriers to adoption and introduce or expand new market channels and customers within geographic regions and markets we do not currently operate in.

Other revenue

Other revenue includes royalty revenue and revenue received from research grants. The Company recognizes royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. Grant revenue represents funding under cost reimbursement programs from government agencies, and non-profit foundations for qualified research and development activities performed by the Company. We expect other revenue to continue to grow as we expand our commercial team and they continue to pursue licensing relationships.

Cost of revenue

Cost of assay services revenue

Cost of assay services revenue consists of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to assay services revenue. It also includes provisions for excess or obsolete inventory and costs for production variances, such as yield losses, material usages, spending and capacity variances. Cost of assay services revenue also includes royalty fees that the Company owes to third parties related to assay services.

We expect cost of assay services revenue to increase as we grow our sample volume. We expect the cost per sample to decrease over the long term due to the efficiencies we may gain as sample volume increases from improved utilization of our laboratory capacity and other value engineering initiatives. If our sample volume throughput is reduced as a result of the COVID-19 pandemic or otherwise, cost of revenue as a percentage of total revenue may be adversely impacted due to fixed overhead cost.

Cost of product revenue

Cost of product revenue consists of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to product revenue. Cost of product revenue is recognized in the period the related revenue is recognized. Shipping and handling costs incurred for product shipments are included in cost of product revenue in the consolidated statements of operations and comprehensive loss. Cost of product revenue also includes royalty fees that the Company owes to third parties related to the sale of products.

Research and development

Research and development expenses consist primarily of salaries and benefits, laboratory supplies, clinical study costs, consulting fees and related costs. We believe that our continued investment in research and development is essential to our long-term competitive position. We plan to continue to invest significantly in our research and development efforts, including hiring additional employees, with an expected focus on advancing our assay and our bioinformatics platform, new clinical studies, as well as lowering the cost of assays. As a result of these and other initiatives, we expect research and development expenses will increase in absolute dollars in future periods and vary from period to period as a percentage of revenue.

Selling, general and administrative

Selling expenses consist primarily of personnel and marketing related costs. General and administrative expenses consist primarily of personnel costs for our finance, human resources, business development and general management, as well as professional services, such as legal and accounting services.

As we continue to introduce new services and products, broaden our customer base and grow our business, we expect selling, general and administrative expenses to increase in future periods as the number of sales and marketing and administrative personnel grows. We also anticipate incurring increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs, as well as, investor and public relations expenses associated with operating as a public company.

Interest income and other, net

Interest income and other, net primarily consists of interest earned on our cash equivalents and investments, which are invested in money market funds, commercial paper, corporate bonds, U.S. Treasuries, asset-backed securities, and international government securities.

Interest expense

Interest expense is attributable to our borrowings under debt agreements as well as the change in fair value of the compound derivative liability.

Results of Operations

Comparison of Three Months Ended March 31, 2021 to Three Months Ended March 31, 2020

Revenue

	Three Months Ended March 31,		$ Change	% Change
(dollars in thousands)	2021	2020
Revenue:
Assay services revenue	$14,573	$5,490	$9,083	165%
Product revenue	193	342	(149)	(44)%
Collaboration revenue	763	195	568	291%
Other revenue	3,331	246	3,085	1254%
Total revenue	$18,860	$6,273	$12,587	201%

Total revenue increased $12.6 million, or 201%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Assay services revenue increased by $9.1 million, or 165%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to a $7.2 million increase in sample volumes and a $1.9 million increase related to higher average prices per sample as a result of the reintroduction of the fee-for-service model in 2020. There was a new contract with an existing customer that resulted in revenue of $7 million in the first quarter of 2021 that did not occur in the prior quarter.

Product revenue decreased by $0.1 million, or 44%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to a reduction in the volume of kits sold.

Collaboration revenue increased by $0.6 million, or 291%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to the modification of our existing collaborative arrangement to develop a professional software tool to enable SomaScan® customers to easily access and interpret the highly multiplexed proteomic data generated by SomaLogic’s SomaScan® assay technology in March 2020. SomaLogic and NEC modified the collaboration agreement by entering into a new collaborative arrangement with NES in March 2020 to develop and commercialize SomaScan® services in Japan.

Other revenue increased by $3.0 million, or 1254%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020, primarily due to a $2.8 million increase in royalty income related to an exclusive license to provide specific SOMAmers® in certain current and future products and a $0.2 million increase related to new grant revenue arrangements.

Cost of revenue

	Three Months Ended March 31,		$ Change	% Change
(dollars in thousands)	2021	2020
Cost of assay services revenue	$6,155	$4,096	$2,059	50%
Cost of product revenue	90	173	(83)	(48)%
Total cost of revenue	$6,245	$4,269	$1,976	46%

Total cost of revenue increased $2.0 million, or 46%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Cost of assay services revenue increased by $2.1 million, or 50%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase in cost of assay services revenue was primarily due to a $2.4 million increase in manufacturing costs as a result of volume increases, net of production efficiencies. This increase was partially offset by a $0.3 million decrease in excess and obsolete inventory expense.

Cost of product revenue decreased by $0.1 million, or 48%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to lower volume of kits sold.

Research and development

	Three Months Ended March 31,		$ Change	% Change
(dollars in thousands)	2021	2020
Research and development	$8,118	$8,517	$(399)	(5)%

Research and development decreased by $0.4 million, or 5%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The decrease in research and development was primarily due to a decrease in wages and benefits due to decreased headcount related to the Lab Closure.

Selling, general, and administrative

	Three Months Ended March 31,		$ Change	% Change
(dollars in thousands)	2021	2020
Selling, general and administrative	$12,809	$9,550	$3,259	34%

Selling, general, and administrative increased $3.3 million, or 34%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase in selling, general and administrative was primarily due to an increase in advisory services incurred in relation to the Business Combination.

Other (expense) income

	Three Months Ended March 31,		$ Change	% Change
(dollars in thousands)	2021	2020
Other (expense) income:
Interest income and other, net	$2	$94	$(92)	(98)%
Interest expense	(1,174)	(1,610)	436	27%
Total other expense	$(1,172)	$(1,516)	$344	23%

Total other expenses decreased $0.3 million, or 23%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Interest income and other, net decreased $0.1 million, or 98%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to lower interest rates on investments.

Interest expense decreased $0.4 million, or 27%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to lower debt balances quarter over quarter as a result of the $10.0 million deemed principal prepayment in November 2020.

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019

Revenue

	Year Ended December 31,		$ Change	% Change
(dollars in thousands)	2020	2019
Revenue:
Assay services revenue	$45,827	$26,913	$18,914	70%
Product revenue	1,907	3,503	(1,596)	(46)%
Collaboration revenue	2,483	778	1,705	219%
Other revenue	5,672	993	4,679	471%
Total revenue	$55,889	$32,187	$23,702	74%

Total revenue increased $23.7 million, or 74%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Assay services revenue increased by $18.9 million, or 70%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 as a result of a $13.0 million increase for one customer due to a full year in 2020 versus one quarter in 2019 and $5.9 million increase due to higher sample volumes driven by a two-fold rise in our customer base primarily related to the reintroduction of the fee-for-service model in 2020.

Product revenue decreased by $1.6 million, or 46%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 due to a reduction of 50% in kits customer base resulting in lower volume of kits sold.

Collaboration revenue increased by $1.7 million, or 219%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 as a result of the modification of our existing collaborative arrangement to develop, market and sell SomaScan® technology and NEC’s IT package in March 2020. SomaLogic and NEC modified the collaboration agreement by entering into a new collaborative arrangement with NES in March 2020 to develop and commercialize SomaScan® services in Japan (see Note 2 and 3 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details).

Other revenue increased by $4.7 million, or 471%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily as a result of a $4.3 million increase in royalty income related to an exclusive license to provide specific SOMAmers® in certain current and future products and $0.4 million increase related to new grant revenue arrangements.

Cost of revenue

	Year Ended December 31,		$ Change	% Change
(dollars in thousands)	2020	2019
Cost of assay services revenue	$21,857	$16,778	$5,079	30%
Cost of product revenue	757	1,452	(695)	(48)%
Total cost of revenue	$22,614	$18,230	$4,384	24%

Total cost of revenue increased $4.4 million, or 24%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

Cost of assay services revenue increased by $5.1 million, or 30%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in cost of assay services revenue was primarily related to an $8.3 million increase in raw materials and manufacturing costs as a result of sample volume increases offset by a $2.5 million decrease in excess and obsolete inventory expense and a $0.7 million decrease in royalty and other expense due to the modification of the NEC collaborative arrangement in March 2020. The decline in excess and obsolete inventory expense resulted from sales volume growth, higher raw material usage, and a stronger outlook on future demands and product life cycles in 2020 compared to 2019.

Cost of product revenue decreased $0.7 million, or 48%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 due to lower volume of kits sold.

Research and development

	Year Ended December 31,		$ Change	% Change
(dollars in thousands)	2020	2019
Research and development	$30,749	$32,502	$(1,753)	(5)%

Research and development decreased by $1.8 million, or 5%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The decrease in research and development primarily related to a $1.7 million decrease from efforts to reduce spend and contain cost due to impacts of COVID-19 and $1.6 million decrease due to less internal clinical research activities, offset by a $1.5 million increase in stock compensation expense due to new stock option grants and option modifications.

Selling, general, and administrative

	Year Ended December 31,		$ Change	% Change
(dollars in thousands)	2020	2019
Selling, general and administrative	$36,882	$33,768	$3,114	9%

The increase in selling, general and administrative of $3.1 million, or 9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily due to a $1.2 million increase in wages and benefits due to increased headcount for our commercial team, a $1.1 million increase primarily due to higher professional services legal costs, a $0.7 million increase in stock compensation expense primarily due to repricing, option modifications, new options grants, a $0.7 million increase related to new software licenses and increased online marketing expenses, and a $0.3 million increase for early lease termination penalty for our headquarters. These increases were offset by a $0.9 million decrease for a charitable pledge made in 2019 that did not recur in 2020.

Other (expense) income

	Year Ended December 31,		$ Change	% Change
(dollars in thousands)	2020	2019
Other (expense) income:
Interest income and other, net	$230	$1,536	$(1,306)	(85)%
Interest expense	(18,889)	(6,225)	(12,664)	(203)%
Total other expense	$(18,659)	$(4,689)	$(13,970)	(298)%

Total other expenses increased $14.0 million, or 298%, for the year ended December 31, 2020 compared to the year ended December 31, 2019.

The decrease in interest income and other, net of $1.3 million, or 85%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 was due to an average lower investment balance during 2020. The investments at December 31, 2019 matured in early 2020 and were not replaced until December of 2020 after the Series A Preferred Stock issuance.

The increase in interest expense of $12.6 million, or 203%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 was due primarily to the change in the fair value of the compound derivative liability of $12.3 million.

Liquidity and Capital Resources

As of March 31, 2021, our principal sources of liquidity were cash and cash equivalents and investments of $200.8 million. We have financed our operations primarily through revenue collected from our customers, net proceeds from sale of our capital stock, and borrowings from debt facilities. Following the completion of the reverse recapitalization, we expect that our operating cash flows, in addition to cash on hand, will enable us to make investments in the future. We expect our operating cash flows to further improve as we increase operational efficiencies and experience economies of scale.

We believe that our existing cash and cash equivalents, investments and cash flow from operations will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our sample volume growth rate, the pace of expansion of sales and marketing activities, the timing and extent of spending to supporting research and development efforts, the introduction of new and enhanced products and services, and the level of costs to operate as a public company following the reverse recapitalization. We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products and technologies.

Our borrowings from debt facilities were provided from three different sources. As of March 31, 2021, we had $33.3 million in principal balance outstanding related to the Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement entered into in December 2017 initially had a fixed annual interest rate of 8.86%. On June 29, 2020, we signed an amendment that increased the fixed annual interest rate to 12% and in November 2020 we signed an additional amendment that reduced the fixed annual interest rate to 11%. A portion of the interest can be deferred at our option and paid together with the principal at maturity on December 31, 2022. The Company was in compliance with the financial covenants under the Amended and Restated Credit Agreement as of March 31, 2021 and December 31, 2020.

The Amended and Restated Credit agreement also contained put options related to early redemption mandatory prepayment terms in case of change in control or an event of default (the “redemption features”). The redemption features met the requirements for separate accounting and were accounted for as a single, compound derivative liability that was valued at $0.4 million as of March 31, 2021.

As of March 31, 2021, we also had $2.0 million in principal balance outstanding related to the unsecured convertible promissory note (“Convertible Debt”) that was issued in March 2007. The Convertible Debt has a fixed interest rate of 3.75% and matures on June 30, 2024. The Convertible Debt has a voluntary conversion feature that allows the holder the right to convert the Convertible Debt into common stock or preferred stock. Additionally, the Convertible Debt has an automatic conversion feature upon the closing of an initial public offering of common stock that can be settled in common stock or cash. On March 30, 2021, the Company issued a notice of prepayment to the holder of the Company’s Convertible Debt stating the Company intends to prepay the full outstanding Convertible Debt obligation in June 2021. The holder has the option to either request a conversion to equity pursuant to the Convertible Debt voluntary conversion provisions or accept the Company’s prepayment. As of June 25, 2021, the holder has not exercised the option.

In April 2020, we received a loan in the aggregate amount of $3.5 million, pursuant to the Paycheck Protection Program (“PPP”), established pursuant to the recently enacted Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and administered by the U.S. Small Business Administration. The PPP loan matures on April 13, 2022 and bears interest at a rate of 1.0% per annum. All principal and interest payments were deferred until April 13, 2021. Under the terms of the CARES Act, we can apply for and receive forgiveness for all, or a portion of, the loans granted under the PPP. On June 21, 2021, the Company was notified by the lender that the PPP loan had been forgiven for the full amount borrowed under the PPP loan as well as accrued interest.

The total future principal payments for outstanding convertible and long-term debt as of March 31, 2021 is $38.7 million, of which $4.4 million is due during the remainder of 2021. On April 9, 2021, the Company repaid the Amended and Restated Credit Agreement in full and the obligation was extinguished. In addition to the outstanding principal balance of $33.3 million as of that date, the Company also paid a prepayment penalty of approximately $4.0 million.

We may be required to seek additional equity or debt financing. In the event the Company requires additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

We also have entered into various non-cancelable operating lease agreements for our current headquarters and laboratory facilities in Boulder, Colorado. In September 2020, we agreed to terminate the lease agreement for our corporate headquarters effective June 2021 and our lease for additional office space expires in August 2021. In connection with the Lab Closure, we also terminated the laboratory lease in Oxford, United Kingdom with the lease term set to expire on December 31, 2021. As of March 31, 2021, we continued to use the space for storage of property and equipment. As of March 31, 2021, our total future minimum lease commitments were $6.2 million, of which $1.4 million is due during the remainder of 2021.

Cash flows

Comparison of Three Months Ended March 31, 2021 to Three Months Ended March 31, 2020

The following table summarizes our cash flows for the three months ended March 31, 2021, and 2020 (in thousands):

	Three Months Ended March 31,
	2021	2020
Net cash used in operating activities	$(3,891)	$(11,210)
Net cash (used in) provided by investing activities	(75,682)	19,703
Net cash provided by financing activities	617	5,033
Effect of exchange rates on cash, cash equivalents and restricted cash	(5)	(12)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(78,961)	$13,514

Cash flows from operating activities

Cash used in operating activities for the three months ended March 31, 2021 was $3.9 million, which was primarily attributable to a net loss of $9.5 million, and was partially offset by a net increase in our operating assets and liabilities of $1.1 million, non-cash stock-based compensation expense of $3.3 million, non-cash depreciation and amortization of $0.7 million, and non-cash amortization of debt issuance costs, discounts, and premiums of $0.2 million. The net increase in our operating assets and liabilities was primarily due to the $2.6 million decrease in accounts receivable, a $1.0 million increase in accounts payable as a result of advisory services incurred related to the Business Combination, and a $0.9 million increase in deferred revenue. These changes were partially offset by a $2.6 million decrease in accrued and other liabilities and a $0.7 million increase in inventory.

Cash used in operating activities for the three months ended March 31, 2020 was $11.2 million, which was primarily attributable to a net loss of $17.6 million, and was partially offset by a net increase in our operating assets and liabilities of $1.4, non-cash stock-based compensation expense of $3.2 million, non-cash depreciation and amortization of $0.7 million, and non-cash amortization of debt issuance costs, discounts, and premiums of $0.7 million, and non-cash provision for excess and obsolete inventory of $0.4 million. The net increase in our operating assets and liabilities was primarily due to the $3.2 million increase in accounts payable as a result of increased spending including purchases of raw materials to support forecasted production increases. This change was offset by a $1.2 million increase in accounts receivable and a $0.9 million increase in prepaid expenses and other current assets.

Cash flows from investing activities

Cash used in investing activities for the three months ended March 31, 2021 was $75.7 million, consisting of $75.5 million for the purchase of available-for-sale securities, net of proceeds from sales and maturities of available-for-sale securities, and $0.2 million for the purchase of property and equipment.

Cash provided by investing activities for the three months ended March 31, 2020 was $19.7 million, consisting of $19.8 million from sales and maturities of available-for-sale securities, net of amounts related to purchases of available-for-sale securities, offset by $0.1 million for the purchase of property and equipment.

Cash flows from financing activities

Cash provided by financing activities for the three months ended March 31, 2021 was $0.6 million, consisting of $0.8 million in proceeds from the exercise of options to purchase our common stock, offset by the payment of $0.2 million of deferred transactions costs related to the Business Combination.

Cash provided by financing activities for the three months ended March 31, 2020 was $5.0 million primarily as a result of $5.0 million in proceeds related to the Simple Agreement for Future Equity (“SAFE”).

Comparison of Year Ended December 31, 2020 to Year Ended December 31, 2019

The following table summarizes our cash flows for the years ended December 31, 2020, and 2019 (in thousands):

	Year Ended December 31,
	2020	2019
Net cash used in operating activities	$(28,338)	$(50,536)
Net cash (used in) provided by investing activities	(9,535)	30,665
Net cash provided by financing activities	188,766	144
Effect of exchange rates on cash, cash equivalents and restricted cash	(9)	(17)
Net increase (decrease) in cash, cash equivalents and restricted cash	$150,884	$(19,744)

Cash flows from operating activities

Cash used in operating activities for the year ended December 31, 2020 was $28.3 million, which was primarily attributable to a net loss of $53.0 million and a net change in our operating assets and liabilities of $8.7 million, which were partially offset by non-cash stock-based compensation expense of $15.2 million, change in fair value of the compound derivative liability of $12.3 million, non-cash depreciation and amortization of $2.8 million, and non-cash amortization of debt issuance costs, discounts, and premiums of $1.6 million. The net change in our operating assets and liabilities was primarily due to the $13.3 million increase in accounts receivable and a $1.2 million increase in deferred costs of services primarily related to the increase in revenue. These changes were partially offset by a $4.0 million increase in accounts payable and a $1.2 million increase in accrued and other liabilities.

Cash used in operating activities for the year ended December 31, 2019 was $50.5 million, which was primarily attributable to a net loss of $57.0 million and a net change in our operating assets and liabilities of $14.1 million, which were partially offset by, non-cash stock-based compensation expense of $13.1 million, non-cash depreciation and amortization of $3.2 million, non-cash provision for excess and obsolete inventory of $2.6 million and non-cash amortization of debt issuance costs, discounts, and premiums of $2.6 million. The net change in our operating assets and liabilities was primarily due to the $9.4 million decrease in deferred revenue as a result of timing of cash received from customers, $5.0 million increase in inventory, and $1.5 million decrease in accounts payable. These changes were partially offset by a $1.3 million decrease in deferred costs of services.

Cash flows from investing activities

Cash used in investing activities for the year ended December 31, 2020 was $9.5 million, consisting of $8.4 million for the purchase of available-for-sale securities, net of proceeds from sales and maturities of available-for-sale securities, and $1.1 million for the purchase of property and equipment, net of proceeds from the disposal of property and equipment.

Cash provided by investing activities for the year ended December 31, 2019 was $30.7 million, consisting of $31.3 million from sales and maturities of available-for-sale securities, net of amounts related to purchases of available-for-sale securities, offset by $0.7 million for the purchase of property and equipment, net of proceeds from the disposal of property and equipment.

Cash flows from financing activities

Cash provided by financing activities for the year ended December 31, 2020 was $188.8 million, consisting of $179.1 million in net cash proceeds from the issuance of Series A convertible preferred stock in November and December 2020, $5.0 million in proceeds related to the SAFE, $3.5 million in proceeds from the PPP loan, and $1.1 million in proceeds from the exercise of options to purchase our common stock.

Cash provided by financing activities for the year ended December 31, 2019 was $0.1 million as a result of options exercised to purchase our common stock.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of the consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs, expenses and related disclosures. We evaluate our estimates and judgments on an on-going basis. We base our estimates on current facts, historical and anticipated results, trends, and other relevant assumptions that we believe are reasonable under the circumstances. Actual results could differ from these estimates, and such differences could be material to the Company’s consolidated financial position and results of operations. Within the context of these critical accounting policies, we are not currently aware of any reasonably likely event that would result in materially different amounts being reported.

While our significant accounting policies are described in more detail in Note 2 of our consolidated financial statements included elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are those most critical as they require difficult, subjective, and/or complex judgements and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

We recognize revenue from sales to customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 provides a five-step model for recognizing revenue that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

We recognize revenue when or as control of promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue and products are sold without the right of return.

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. We do not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the goods or services and collection is one year or less. We expense incremental costs to obtain a contract as incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Assay services revenue

We generate assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Revenue from SomaScan® services is recognized at the time the analysis data or report is delivered to the customer, which is when control has been transferred to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates or refunds.

The delivery of each assay data report is a separate performance obligation. For arrangements with multiple performance obligations, the transaction price must be allocated to each performance obligation based on its relative standalone selling price. When assay services are included with other products or services within a customer contract, judgment is required to determine whether the promises are distinct or should be combined and to determine the transaction price allocation and standalone selling price. Standalone selling price is primarily determined based on amounts invoiced to customers in observable transactions. Standalone selling price varies depending on customer size, volume and contract length.

Product revenue

Product revenue primarily consists of kit sales to customers who have deployed the assay in their own laboratories. We receive a fixed price per kit and revenue from product sales is recognized upon transfer of control to the customer. Our principal terms of sale are freight on board (“FOB”) shipping point and as such, we transfer control and record revenue for product sales upon shipment. Shipping and handling costs billed to customers are included in product revenue in the consolidated statements of operations and comprehensive loss.

Collaboration revenue

We provide research and development services that are accounted for in accordance with ASC 808, Collaborative Arrangements, because both parties are active participants and are exposed to significant risks and rewards depending on the activity’s commercial failure or success. The most critical judgments used to estimate revenue from collaborative arrangements include the determination of units of account within the scope of ASC 606, the number of distinct performance obligations, estimation of transaction price including allocation to the identified performance obligations, and determination of the pattern of recognition.

Other revenue

Other revenue includes royalty revenue and revenue received from research grants. We recognize royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. We recognize revenue for a sales or usage-based royalty promised in exchange for a license of intellectual property when the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied. As such, revenue is recognized in the period in which the subsequent sale or usage has occurred.

Grant revenue represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. For efforts performed under these grant agreements, our policy is to recognize revenue when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. The classification of costs incurred related to grants is based on the nature of the activities provided by the Company. Grant revenue is recognized when the related costs are incurred and recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Inventory

Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs. The Company estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected usage, no longer meets quality specifications, or has a cost basis in excess of its estimated realizable value and records a charge to cost of revenue for such inventory as appropriate. In some cases, we have determined a certain portion of inventories to be in excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon judgement and estimates about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Our excess and obsolete inventory reserve may vary based upon judgments related to evolution of our products and services, new technologies, emerging competitors, and change in customer buying patterns. Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development as consumed. Judgment is required in determining the value of inventory that is not expected to be used in our assay services within 12 months of the current reporting period and is recorded as non-current inventory on the consolidated balance sheets.

Compound derivative liability

We evaluate all financial instruments to determine if those contracts, or any potential embedded components of those contracts, qualify as derivatives to be separately accounted for in accordance with ASC 810-10-05-4 and 815-40. This accounting treatment requires that the carrying amount of any derivatives be recorded at fair value at issuance and marked-to-market at each balance sheet date. We have identified one compound derivative liability related to the Amended and Restated Credit Agreement that requires bifurcation. We use a probability-weighted method to determine the fair value of embedded derivatives and record any change in fair value as a component of interest expense in the consolidated statements of operations and comprehensive loss.

Stock-based compensation

The Company incurs stock-based compensation expense related to stock options, and we recognize stock-based employee compensation, net of an estimated forfeiture rate over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis. We utilize the Black-Scholes valuation model for estimating the fair value of stock options granted. The fair value of each option is estimated on the date of grant. The model assumptions include expected volatility, term, dividend yield and the risk-free interest rate. Assumptions used in applying the Black-Scholes option-pricing model to determine the estimated fair value of stock options granted are complex, involve inherent uncertainties and the application of judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, the Company’s equity-based compensation could be materially different.

Set forth below are the assumptions used in valuing the stock options granted and a discussion of the Company’s methodology for developing each of the assumptions used:

•        Expected dividend yield — The Company does not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future. Therefore, the Company used an expected dividend yield of zero in the option valuation model.

•        Expected volatility — Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company analyzes the volatility used by similar public companies at a similar stage of development to estimate expected volatility. The comparable companies are chosen based on their similar size, stage in the life cycle or area of specialty.

•        Risk-free interest rate — We use a range of U.S. Treasury rates with a term that most closely resembles the expected life of the option as of the date of which the option was granted.

•        Expected average life of options — The expected life assumption is the expected time to exercise. The Company uses a simplified method to develop this assumption, which uses the average of the vesting period and the contractual terms.

Determination of fair value of common stock

The estimated fair value of the common stock underlying our stock options was determined at each grant date by our Board of Directors with assistance of third-party valuation specialists. All options to purchase shares of our common stock are intended to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

As there is no public market for our common stock to date, on each grant date, we develop an estimate of the fair value of our common stock based on the information known to us on the date of grant, upon a review of any recent events and their potential impact on the estimated fair value per share of the common stock, and in part on input from a third-party valuation firm. As provided in Section 409A of the Code, we generally rely on our valuations for up to 12 months unless we experience a material event that would have affected the estimated fair value per common share.

Our valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”). To determine the fair value of our common stock, we utilized the probability-weighted expected return method and incorporated valuations under different scenarios and methods, included the option pricing, or “backsolve” method, which estimates the fair value of our company by reference to the value and preferences of our last round of financing, as well as our capitalization.

The assumptions used to determine the estimated fair value of our common stock were based on numerous objective and subjective factors, combined with management’s judgment, including:

•        the progress of our research and development efforts, our stage of development, and business strategy;

•        the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•        the prices at which we sold shares of our redeemable convertible preferred stock;

•        our financial condition and operating results, including our levels of available capital resources;

•        equity market conditions affecting comparable public companies; and

•        general U.S. market conditions and the lack of marketability of our common stock

Once a public trading market for our common stock has been established in connection with the completion of the reverse recapitalization, it will no longer be necessary for the SomaLogic Board to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 in our consolidated financial statements and condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of interest rate fluctuations.

Interest rate sensitivity

Our cash, cash equivalents, and investments as of March 31, 2021 and December 31, 2020 consisted of $200.8 million and $204.9 million, respectively, in money market funds, commercial paper, corporate bonds, U.S. Treasuries, asset-backed securities, and international government securities. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation; we do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash, cash equivalents, and investments.

EXECUTIVE COMPENSATION OF SOMALOGIC

Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to “SomaLogic,” “we,” “us” or “our” refers to SomaLogic and its consolidated subsidiary prior to the consummation of the Business Combination and to the post-combination company and its consolidated subsidiary following the Business Combination.

Introduction

This section discusses the material components of the executive compensation program for SomaLogic’s executive officers who are named in the “Summary Compensation Table” below. As an emerging growth company as defined in the JOBS Act, SomaLogic is not required to include a Compensation Discussion and Analysis and has elected to comply with the scaled disclosure requirements applicable to emerging growth companies. In 2020, SomaLogic’s executive officers who were “named executive officers” were as follows:

•        Roy Smythe, Chief Executive Officer;

•        Melody Harris, President and Chief Operating Officer;

•        Lawrence Gold, Chairman Emeritus and Founder; and

•        Stephen Williams, Chief Medical Officer.

Other than Lawrence Gold, all of the executive officers of SomaLogic will remain with the post-combination company.

This discussion may contain forward-looking statements that are based on SomaLogic’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that SomaLogic adopts following the effectiveness of this proxy statement/prospectus may differ materially from the currently planned programs summarized in this discussion.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All other Compensation(5) ($)	Total Compensation ($)
Roy Smythe Chief Executive Officer	2020	500,000	—	—	1,504,813	314,655	—	—	2,319,468
Lawrence Gold Chairman Emeritus and Founder(3)	2020	473,256	—	—	2,521,438	202,583	—	11,230	3,208,507
Melody Harris President & Chief Operating Officer(4)	2020	360,000	150,000	—	782,734	161,675	—	11,108	1,465,517
Stephen Williams Chief Medical Officer	2020	391,563	—	—	443,720	151,144	—	14,419	1,000,846

____________

(1)      The amounts reported represent the aggregate grant date fair value of the stock options awarded under our 2017 Equity Incentive Plan to our named executive officers in the year ended December 31, 2020, calculated in accordance with FASB ASC Topic 718. This value includes the incremental compensation due to any modifications. See Note 11 to our consolidated financial statements for the assumptions used in calculating the grant date fair value.

(2)      Annual incentive amounts paid in 2021 for the 2020 performance year were made under individual employment agreements and are reported in the “Non-Equity Incentive Plan Compensation” column. These amounts were paid to the named executive officers in March 2021.

(3)      SomaLogic entered into a severance agreement with Lawrence Gold, as amended effective December 4, 2020, providing for the terms and conditions of his continued service with SomaLogic. Pursuant to the agreement, Mr. Gold resigned from the SomaLogic Board and his role with SomaLogic changed from an executive officer to the Chairman Emeritus & Founder, effective November 20, 2020. Lawrence Gold did not receive any compensation in 2020 in respect of his service on the Board.

(4)      Melody Harris received a sign on bonus in the amount of $50,000 and a retention bonus in the amount of $100,000 during the year ended December 31, 2020, in connection with her employment by SomaLogic in April 2018.

(5)      Lawrence Gold, Melody Harris, and Stephen Williams received 401(k) contributions in the amount of $10,800 each from SomaLogic in the year ended December 31, 2020.

Narrative to Summary Compensation Table

Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to SomaLogic. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. As of December 31, 2020, the annual base salaries for Messrs. Smythe, Gold and Williams were equal to $500,000, $473,256 and $391,563, respectively, and the annual base salary for Ms. Harris was $360,000.

Non-Equity Incentive Compensation

SomaLogic provides non-equity incentive compensation to its employees selected by the compensation committee, including SomaLogic’s named executive officers, based on the achievement of individual and corporate performance, as determined by the compensation committee. Performance goals may include, without limitation, goals related to attainment of research and development milestones; capital raising; cash flow; cash position; customer renewals; earnings per share; expense management; financial milestones; leadership development; license or research collaboration arrangements; revenue; new product development; operating cash flow; and operating expenses. The performance goals may differ from participant to participant and from award to award. The non-equity incentive bonuses awarded to the named executive officers for 2020 is set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Equity Compensation

SomaLogic maintains two equity incentive plans — the SomaLogic, Inc. 2009 Equity Incentive Plan (“2009 Plan”) and the SomaLogic, Inc. 2017 Equity Incentive Plan (“2017 Plan”), which have provided SomaLogic’s employees in the United States and United Kingdom, including the named executive officers, non-employee directors, consultants and independent contractors the opportunity to participate in the equity appreciation of SomaLogic’s business through the receipt of equity awards. The 2009 Plan was terminated on September 22, 2017, the time that the SomaLogic Board adopted the 2017 Plan, and no further awards were granted under the 2009 Plan thereafter. The 2009 Plan and the 2017 Plan provided for awards of incentive and nonstatutory stock options to purchase shares of SomaLogic’s common stock, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock-based awards. Previously granted awards under the 2009 Plan and 2017 Plan continue to be subject to the terms and conditions of the respective plans and the stock award agreements pursuant to which such awards were granted. SomaLogic believes that such equity awards function as a compelling retention tool.

Each named executive officer currently holds stock options. Specifically, Messrs. Smythe, Gold and Williams and Ms. Harris were granted stock options as set forth below. The stock options generally vest and become exercisable as follows: 25% of the award vests on the first anniversary of the grant date, and the remaining portion of the award vests in equal installments over the next 36 months thereafter, subject to the named executive officer’s continuous employment with SomaLogic through the applicable vesting dates; provided that the award will fully accelerate in vesting in the event of a termination of the named executive officer’s employment by SomaLogic without “cause” (as defined in the named executive officers’ executive compensation arrangements) or in the event that the named executive officer resigns his or her employment with SomaLogic for “good reason” (as defined in the named executive officers’ executive compensation arrangements), in each case, within one year following the closing of a “change in control” (as defined in the named executive officers’ executive compensation arrangements). The consummation of the Business Combination will not constitute a change in control under the named executive officers’ employment arrangements, or for purposes of the 2009 Plan or the 2017 Plan.

On May 12, 2020, the SomaLogic Board approved a stock option repricing in which the exercise price of outstanding options under the 2009 Plan and the 2017 Plan was changed to $4.00 per-share, a per-share value in excess of the per-share value determined by a third party valuation as of March 31, 2020. No other terms of the repriced stock options, including those held by the named executive officers, were modified, and the repriced stock options will generally continue to vest according to their original vesting schedules and will retain their original expiration dates. In connection with the repricing of these options, SomaLogic recorded incremental expense of $0.9 million for the year ended December 31, 2020.

The following table sets forth the stock options granted to SomaLogic’s named executive officers in the 2020 fiscal year:

	Option Awards(1)					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity Incentive Plan Awards: Number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Roy Smythe	—	459,505	—	$4.00	5/11/2030	—	—	—	—
Roy Smythe(2)	1,041,666	958,334	—	$4.00	11/18/2028	—	—	—	—
Lawrence Gold	1,000,000	—	—	$4.00	8/31/2030	—	—	—	—
Melody Harris	—	268,252	—	$4.00	5/11/2030	—	—	—	—
Melody Harris(2)	193,750	106,250	—	$4.00	5/16/2028	—	—	—	—
Melody Harris(2)	48,438	26,562	—	$4.00	5/16/2028	—	—	—	—
Melody Harris(2)	171,875	203,125	—	$4.00	2/7/2029	—	—	—	—
Melody Harris(2)	—	250,000	—	$4.00	5/15/2029	—	—	—	—
Stephen Williams	77,519	—	—	$1.29	3/4/2023	—	—	—	—
Stephen Williams	47,481	—	—	$1.29	3/4/2023	—	—	—	—
Stephen Williams	—	186,107	—	$4.00	5/11/2030	—	—	—	—
Stephen Williams(2)	48,438	26,562	—	$4.00	5/16/2028	—	—	—	—
Stephen Williams(2)	118,750	181,250	—	$4.00	5/15/2029	—	—	—	—

____________

(1)      Each of the stock option grants vests 25% after one year, then monthly thereafter for 36 months.

(2)      Stock option grant was repriced in May 2020 to have a strike price equal to $4.00.

The post-combination company intends to adopt the Incentive Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including SomaLogic’s current named executive officers) and consultants of the post-combination company and certain of its affiliates and to enable the post-combination company and certain of its affiliates to obtain and retain services of these individuals, which is essential to the post-combination company’s long-term success. The Incentive Plan will be effective on the date on which it is adopted by the SomaLogic Board, subject to approval of such plan by CMLS II’s and SomaLogic’s stockholders, each of which are anticipated to occur prior to the consummation of the Business Combination. For additional information about the Incentive Plan, please see the section titled “Incentive Arrangements” below.

Other Elements of Compensation

SomaLogic maintains the SomaLogic, Inc. 401(k) Plan (“401(k) Plan”) that provides eligible employees, including SomaLogic’s current named executive officers, with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation into the 401(k) Plan, subject to applicable annual Code limits. Employees are immediately and fully vested in their contributions. In 2020, SomaLogic made safe harbor matching contributions of 100% of elective deferrals into the 401(k) Plan, up to 4% of a participant’s eligible compensation. This safe harbor matching contribution was 100% vested. SomaLogic believes that providing a vehicle for tax-deferred retirement savings through the 401(k) Plan adds to the overall desirability of SomaLogic’s executive compensation package and further incentivizes its employees, including its named executive officers, in accordance with SomaLogic’s compensation policies.

None of SomaLogic’s named executive officers participated in any defined benefit pension plans or any non-qualified deferred compensation plans in 2020.

Employee Benefits

SomaLogic’s named executive officers are eligible to participate in SomaLogic’s employee benefit plans, including SomaLogic’s medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case, on the same basis as all of SomaLogic’s other employees. SomaLogic generally does not provide perquisites or personal benefits to SomaLogic’s named executive officers, except in limited circumstances.

No Tax Gross-Ups

SomaLogic does not make gross-up payments to cover its named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by SomaLogic.

Executive Compensation Arrangements

Lawrence Gold

SomaLogic entered into a severance agreement with Lawrence Gold, as amended effective December 4, 2020, providing for the terms and conditions of his continued service with SomaLogic. Pursuant to the agreement, Mr. Gold will serve as an employee of SomaLogic through the period ending on December 31, 2021, and during the period beginning on January 1, 2022, through June 30, 2023, Mr. Gold will serve as a consultant to SomaLogic pursuant to the terms of a consulting services agreement, in each case, unless Mr. Gold’s service is terminated earlier in accordance with the terms of the agreement. The agreement provides that, among other things, during the period that Mr. Gold serves as an employee, Mr. Gold will be (i) entitled to an annual base salary equal to $475,000, (ii) eligible for an annual incentive bonus equal to $200,000, with the actual amount paid based upon the achievement of certain performance metrics and (iii) entitled to salary continuation through December 31, 2021, in the event that SomaLogic terminates his employment other than for “cause” (as defined in the agreement), and other than in the event of his death or “disability” (as defined in the agreement), subject to Mr. Gold’s execution of a general release of claims in favor of SomaLogic. The agreement provides that, among other things, during the period that Mr. Gold serves as a consultant, Mr. Gold will be (i) entitled to a monthly payment equal to $39,583, (ii) for the 2022 calendar year, eligible for an annual incentive bonus equal to $200,000, with the actual amount paid based upon the achievement of certain performance metrics and (iii) entitled to a lump-sum payment in an amount equal to the remaining consulting fee through June 30, 2023, in the event that SomaLogic terminates his consultancy other than for cause, subject to Mr. Gold’s execution of a general release of claims in favor of SomaLogic.

In connection with the agreement, Mr. Gold resigned from the SomaLogic Board, effective November 20, 2020. Further, on December 4, 2020, the SomaLogic Board took action to fully accelerate the vesting of the stock options granted to Mr. Gold, and to provide that such stock options will remain outstanding for the duration of their term.

Roy Smythe, Melody Harris, and Stephen Williams

General.    On April 20, 2020, SomaLogic entered into employment agreements with each of Roy Smythe, Stephen Williams and Melody Harris, in each case, providing for the terms and conditions of their continued at-will employment with SomaLogic. The agreements include, among other things (i) each such named executive officer’s annual base salary, (ii) eligibility for an annual incentive bonus for each of Mr. Smythe, Mr. Williams and Ms. Harris of up to 50%, 30% and 30% of their respective annual base salaries, subject to the achievement of certain financial targets and certain other performance metrics, (iii) eligibility to participate in the 2017 Plan and continued participation in the 2009 Plan, in each case, subject to the terms of the applicable plan and as determined by the SomaLogic Board and (iv) eligibility to participate in SomaLogic’s employee benefit plans, as in effect from time to time.

Termination.    The agreements will terminate upon the applicable named executive officer’s death, and may be terminated by SomaLogic in the event of the applicable named executive officer’s “disability” (as defined in the agreements), or by SomaLogic with or without “cause” (as defined in the agreements). Each such named executive officer may resign his or her employment with SomaLogic with or without “good reason” (as defined in the agreements).

Non-Enhanced Severance.    In the event that SomaLogic terminates any such named executive officer’s employment without cause, or in the event that any such named executive officer resigns his or her employment with SomaLogic for good reason, such named executive officer would receive, in addition to accrued but unpaid salary and vested employment benefits through the termination date (i) continuation of his or her annual base salary for a period of 12 months following the termination date, or six months in the case of Mr. Williams, and (ii) provided that the named executive officer has properly and timely elected coverage under COBRA, a monthly COBRA premium payment for each month of monthly severance in an amount necessary to reimburse the named executive officer for continued health care coverage for the named executive officer and his or her dependents, provided that the named executive officer has not secured alternate health care coverage, and such COBRA premiums are not otherwise being paid by another entity.

Enhanced Severance.    In the event that SomaLogic terminates any such named executive officer’s employment without cause, or in the event that any such named executive officer resigns his or her employment with SomaLogic for good reason, in either case, during the 12-month period following a “change in control” (as defined in the agreements) or the consummation of the Business Combination, such named executive officer would receive from SomaLogic, in addition to accrued but unpaid salary and vested employment benefits through the termination date (i) continuation of their annual base salary for a period of 18 months following the termination date for Mr. Smythe, 15 months for Ms. Harris or 12 months for Mr. Williams, (ii) payment of his or her annual bonus, without regard to the achievement of financial targets and performance metrics, payable in 18 monthly installments in the case of Mr. Smythe, 15 monthly installments in the case of Ms. Harris and 12 monthly installments in the case of Mr. Williams, (iii) provided that the named executive officer has properly and timely elected coverage under COBRA, a monthly COBRA premium payment for 18 months following the termination date for Mr. Smythe, 15 months for Ms. Harris, or 12 months for Mr. Williams, in an amount necessary to reimburse the named executive officer for continued health care coverage for the named executive officer and his or her dependents, provided that the named executive officer has not secured alternate health care coverage, and such COBRA premiums are not otherwise being paid by another entity and (iv) acceleration of all outstanding unvested stock options granted to the named executive officer, which will become exercisable for the remainder of their full term. The consummation of the Business Combination will not constitute a change in control under the executive compensation arrangements.

Conditions to Severance.    Payment of the severance benefits described above is conditioned upon such named executive officer’s compliance with his or her post-employment restrictive covenants, and such named executive officer’s execution and non-revocation of a release of claims in favor of SomaLogic and certain other parties within 60 days following the termination date.

Incentive Arrangements

2009 Equity Incentive Plan

The SomaLogic Board adopted the 2009 Plan on November 5, 2009, and SomaLogic’s stockholders approved the 2009 Plan on March 20, 2010. The 2009 Plan was terminated on September 22, 2017, the time that the SomaLogic Board adopted the 2017 Plan, and no further awards were granted under the 2009 Plan thereafter. The 2009 Plan provided for SomaLogic’s ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. The 2009 Plan continues to govern the terms and conditions of outstanding awards previously granted under the 2009 Plan.

As of December 31, 2020, awards outstanding under the 2009 Plan consisted of stock options to purchase an aggregate of 2,784,840 shares of SomaLogic’s common stock and no other form of awards were outstanding under the 2009 Plan. In connection with the Business Combination, all outstanding stock options under the 2009 Plan will be assumed by CMLS II and converted into an option to purchase shares of CMLS II Class A common stock upon substantially the same terms and conditions prior to the Business Combination.

2017 Equity Incentive Plan

The SomaLogic Board adopted the 2017 Plan on September 22, 2017, and SomaLogic’s stockholders approved the 2017 Plan on October 20, 2017. Effective on the date on which it the Incentive Plan is adopted by the board of directors, and subject to approval of such plan by SomaLogic’s stockholders, SomaLogic intends to adopt the Incentive Plan, and terminate the 2017 Plan, such that no new awards will be available under the 2017 Plan. The 2017 Plan provided for SomaLogic’s ability to grant eligible participants equity and equity-based awards in the form of incentive and nonstatutory stock options, stock appreciation rights, restricted stock, RSUs and other stock-based awards. The 2017 Plan continues to govern the terms and conditions of outstanding awards previously granted thereunder.

As of December 31, 2020, awards outstanding under the 2017 Plan consisted of stock options to purchase an aggregate of 6,083,947 shares of SomaLogic’s common stock and no other form of awards were outstanding under the 2017 Plan. In connection with the Business Combination, all outstanding stock options under the 2017 Plan will be assumed by CMLS II and converted into an option to purchase shares of CMLS II Class A common stock upon substantially the same terms and conditions prior to the Business Combination.

Incentive Plan

In connection with the Business Combination, SomaLogic intends to adopt the Incentive Plan, under which SomaLogic may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which SomaLogic competes. Equity-based awards for our directors and named executive officers will be awarded in future years under the Incentive Plan. For a description of the Incentive Plan, please see the section entitled “The Incentive Plan Proposal.”

Potential Payments upon Termination or Change in Control

SomaLogic does not provide “single-trigger” severance payments that are prompted solely by a change in control.

Pursuant to his severance agreement, as amended, in the event that Mr. Gold’s employment is terminated by SomaLogic other than for cause, and other than in the event of his death or disability, subject to Mr. Gold’s execution of a general release of claims in favor of SomaLogic, Mr. Gold will receive continuation of his annual base salary through December 31, 2021. In the event Mr. Gold’s consultancy is terminated by SomaLogic other than for cause, Mr. Gold will receive a lump-sum payment in an amount equal to the remaining monthly consulting fee through June 30, 2023, subject to Mr. Gold’s execution of a general release in favor of SomaLogic.

Pursuant to their executive compensation arrangements, in the event that SomaLogic terminates any of Roy Smythe’s, Stephen Williams’ or Melody Harris’ employment without cause, or in the event that any such named executive officer resigns his or her employment with SomaLogic for good reason, in either case, during the 12-month period following a “change in control” (as defined in the agreements), the named executive officers would receive the payments and benefits discussed in the section above entitled “Enhanced Severance.” The consummation of the Business Combination will not constitute a change in control under the executive compensation arrangements.

DIRECTOR COMPENSATION

The following table sets forth the compensation of the SomaLogic directors in the 2020 fiscal year:

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2) ($)	Total ($)
Chuck Lillis(3)	30,000	171,000	201,000
Jessica Mathews	30,000	171,000	201,000
Anne Margulies	30,000	47,898	77,898
Franck Moison	30,000	47,898	77,898
Richard Post	30,000	47,898	77,898
Al Reynolds(4)	30,000	1,052,400	1,082,400
Terry Randall(4)	37,000	285,350	322,350
Eli Casdin(5)	—	—	—

____________

(1)      The amounts reported represent the aggregate grant date fair value of the stock options awarded under our 2017 Equity Incentive Plan to our directors in the year ended December 31, 2020, calculated in accordance with FASB ASC Topic 718. This value includes the incremental compensation due to any modifications. See Note 11 to our consolidated financial statements for the assumptions used in calculating the grant date fair value.

(2)      As of December 31, 2020, each of Chuck Lillis, Jessica Mathews and Terry Randall held stock options to purchase an aggregate of 100,000 shares of SomaLogic’s common stock, each of Anne Margulies, Franck Moison and Richard Post held stock options to purchase an aggregate of 60,000 shares of SomaLogic’s common stock and Al Reynolds held stock options to purchase an aggregate of 1,305,000 shares of SomaLogic’s common stock.

(3)      Chuck Lillis joined the SomaLogic Board as Chairman in December 2020.

(4)      Al Reynolds and Terry Randall resigned from the SomaLogic Board in November 2020 in connection with SomaLogic’s issuance of Series A preferred stock. The Company accelerated the vesting of these two individuals’ awards.

(5)      Eli Casdin did not receive any compensation in respect to his board service during 2020.

SomaLogic’s Board sets non-employee director compensation which is designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of SomaLogic stock to further align their interests with those of our stockholders. In 2020, each non-employee director of SomaLogic was eligible to receive an annual fee of $30,000. In addition, the chair of the audit committee received an additional $7,000 for his service in such role. SomaLogic also granted stock options to its non-employee directors under the 2017 Plan.

The stock options generally vest and become exercisable as follows: 25% of the award vests on the first anniversary of the grant date, and the remaining portion of the award vests in equal installments over the next 36 months thereafter, subject to the non-employee directors remaining on the SomaLogic Board through the applicable vesting dates.

In connection with the Business Combination, SomaLogic intends to adopt the Incentive Plan, under which non-employee directors of the combined company will be subject to an annual compensation limit of $700,000.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Board of Directors and Executive Officers

Upon the consummation of the business combination, the business and affairs of the post-combination company will be managed by or under the direction of the board of directors of the post-combination company. The directors and executive officers of the post-combination company upon consummation of the business combination will include the following.

Name	Age	Position
Executive Officers:
Roy Smythe	60	Chief Executive Officer and Director Nominee
Melody Harris	55	President and Chief Operating Officer
Greg Sparks	53	Chief Information Officer
Linda Redmann	56	Senior Vice President of Human Resources, People & Culture
Amy Graves	45	Vice President of Finance
Ruben Gutierrez	46	General Counsel
Directors*:
Chuck Lillis	79	Director
Eli Casdin	48	Director
Roy Smythe	60	Director
Kevin Conroy	55	Director
Troy Cox	56	Director
Stephen Quake	51	Director

____________

*        Additional directors will be added to the board of directors of the post-combination company.

Executive Officers

Roy Smythe has served as SomaLogic’s Chief Executive Officer and director since November 2018, and will serve as the post-combination company’s Chief Executive Officer and director following the consummation of the Business Combination. Dr. Smythe came to SomaLogic from Royal Philips, where he served as Global Chief Medical Officer for Strategy and Partnerships. Before joining Philips, he served as Chief Medical Officer at Valence Health, a Chicago-based healthcare company. He held the same title previously at AVIA, a healthcare technology accelerator. While in medical school at Texas A&M, he was a Charles A. Dana Foundation Scholar at the University of Pennsylvania School of Medicine and the Wharton School of Business. Following medical school, he trained in general surgery, surgical oncology and thoracic surgery and completed a postdoctoral research fellowship in molecular therapeutics at the University of Pennsylvania. His medical and translational research career then began at the University of Texas MD Anderson Cancer Center, where he was the recipient of NIH and numerous other funding awards. He subsequently chaired the Department of Surgery at Baylor Scott & White Health System and the Texas A&M Health Science Center College of Medicine, where he was the Roney Endowed Chair, and later became the Medical Director of Innovation and Executive Vice President for Institute Development before moving into expanded roles in corporate healthcare. Dr. Smythe’s qualifications to serve as part of SomaLogic’s management include his extensive experience as a healthcare business entrepreneur, health system administrator, biomedical scientist, academician, and as an internationally recognized surgeon.

Melody Harris has served as SomaLogic’s President since 2019 and oversees commercial and product operations, marketing, commercial sales, IT, data protection and information security, legal, regulatory and quality, and human resources, and will serve as the post-combination company’s President and Chief Operating Officer following the consummation of the Business Combination. She previously served as SomaLogic’s Chief Legal Officer from April 2018 through March 2019. Prior to joining SomaLogic, Ms. Harris worked at Qualcomm Life, a digital health subsidiary of Qualcomm, Inc. (Nasdaq: QCOM) from June 2015 to March 2018, where she was Vice President and Chief Counsel. Ms. Harris joined Qualcomm Life with the acquisition of HealthyCircles (a technology spin-out from Microsoft HealthVault), where she served as general counsel. From 2003 to 2008, Ms. Harris served as President of a global brand management company with over $200 million in brand assets under management, leading global licensing deals, brand realignment, asset acquisition and G&A functions. Ms. Harris holds a B.A., cum laude, in

Political Science from the University of Denver and a J.D., cum laude, from Harvard Law School. Her qualifications to serve as part of SomaLogic’s management include her business, legal and operational experience as well as her significant achievements leading global and strategic deals with numerous companies across the healthcare spectrum.

Greg Sparks has served as SomaLogic’s Chief Information Officer since 2021, after serving as the interim contract CIO since 2019, and will serve as the post-combination company’s Chief Information Officer following the consummation of the Business Combination. He started as a consultant at SomaLogic in 2017, leading the development of a business systems roadmap and Information Technology transformation plan. Prior to joining SomaLogic, he founded CIO Source, LLC, a strategic executive consulting firm helping to transform IT and business capabilities in hyper-growth companies. Prior to that, he worked at Level 3 Communications from 1998 to 2007, serving in various IT leadership positions including Strategy and Architecture, Application Development, Software Quality, and Program Management. Mr. Sparks has served as a board member of the Society for Information Management, a non-profit, since January 2016. He previously was a member of the Board of Elders of Rocky Mountain Christian Church, a non-profit, from January 2014 to December 2020. He received his B.S. in computer science and his M.S. in biblical and related studies from Abilene Christian University. Mr. Sparks’ qualifications to serve as part of SomaLogic’s management include his demonstrated leadership in organizations spanning multiple IT and business disciplines as well as his significant experience in leadership roles for multiple mergers and acquisitions.

Linda Redmann has served as SomaLogic’s Senior Vice President of Human Resources, People & Culture since January 2021, and will serve as the post-combination company’s Senior Vice President of Human Resources, People & Culture following the consummation of the Business Combination. Prior to joining SomaLogic, Ms. Redmann served as the human resources leader for Zimmer Biomet (NYSE: ZBH)’s Spine division from April 2018 to December 2020, and as Vice President of Human Resources for Surgical Solutions from November 2017 to April 2018. Prior to that, she served as the Senior Director of Human Resources for Leica Biosystems, an operating company of Danaher (NYSE: DHR), from December 2008 to August 2017. Ms. Redmann received a B.A. in business from Tiffin University and an M.B.A. from Loyola University Chicago Quinlan School of Business. Her qualifications to serve as part of SomaLogic’s management include her significant strategic human resources experience leading organizations in critical areas of talent strategy, enterprise change, organizational design and company culture.

Amy Graves joined SomaLogic in 2019, serving as SomaLogic’s Senior Corporate Controller until April 2021, subsequently being promoted to the Senior Vice President of Finance. Ms. Graves will serve within that role following the consummation of the Business Combination. Previous to joining SomaLogic, Ms. Graves served in various roles for Medtronic PLC (NYSE: MDT), from September 2009 to June 2019, supporting key functions including; manufacturing operations, research and development, IT, internal audit and sales. Prior to that, she served in the Assurance Practice of PricewaterhouseCoopers from October 2004 to September 2009. Ms. Graves is a licensed Certified Public Accountant (CPA), received a B.S. from Southern Oregon University and received an M.A. from John Jay College of Criminal Justice. Ms. Graves’ qualifications to serve as part of SomaLogic’s management include her proven record of orchestrating large-scale financial ecosystems and significant leadership experience.

Ruben Gutierrez has served as SomaLogic’s General Counsel since May 2021. Prior to joining SomaLogic, Mr. Gutierrez was Vice-President, Legal and Corporate Affairs for Natera, Inc. (Nasdaq: NTRA), a genetic testing company based in San Carlos, California, from May 2019 to May 2021. From January 2018 to May 2019, Mr. Gutierrez was the General Counsel of Human Longevity, Inc., a San Diego based genomics research and health intelligence company, and served as its Deputy General Counsel from October 2015 to December 2017. Prior to that, Mr. Gutierrez served as Division Counsel, Biosciences at Thermo Fisher Scientific, Inc. (NYSE: TMO) from February 2014 to October 2015. Mr. Gutierrez received an LL.M. in Taxation from the New York University School of Law, a J.D. from the University of Southern California Gould School of Law and a B.A. from the University of California, Los Angeles. He is a member of the State Bar of California. His qualifications to serve as part of SomaLogic’s management include his extensive legal experience and roles at several companies in the life sciences industry.

Non-Employee Directors

Chuck Lillis has served as a member of SomaLogic’s board of directors since October 2013 and as Chair of SomaLogic’s Board since December 2020, and has been nominated to serve as a member of the post-combination company’s board of directors. Mr. Lillis currently serves a trustee of the Lillis Foundation, a non-profit that provides scholarships, grants and educational programming for underserved communities. Mr. Lillis also currently serves as the chair of the University of Oregon Board of Trustees. From October 2013 to July 2020, Mr. Lillis served on the board of directors of DISH Network Corporation (NASDAQ: DISH). Mr. Lillis received a B.A. in business and an M.B.A. from the University of Washington and a Ph.D. from the University of Oregon. Mr. Lillis’ qualifications to serve on the board of directors of the post-combination company include his extensive experience serving on the boards and executive management teams of a number of companies as well as his business and finance background.

Eli Casdin has served as a director of SomaLogic since December 2020 and has been nominated to serve as a member of the post-combination company’s board of directors. Mr. Casdin founded Casdin Capital, LLC, an investment firm focused on the life sciences and healthcare industry, in November 2011 and currently serves as its Chief Investment Officer. Since July 2020 and January 2021, Mr. Casdin has also served as Chief Executive Officer and a director of CM Life Sciences Inc. (Nasdaq: CMLF) and CM Life Sciences III Inc. (Nasdaq: CMLT), respectively, both blank check companies. Mr. Casdin previously served on the board of directors of Exact Sciences Corp. (Nasdaq: EXAS). Mr. Casdin holds a B.S. degree from Columbia University School of General Studies and an M.B.A. from Columbia Business School. His qualifications to serve on the board of directors of the post-combination company include his extensive leadership experience as an executive officer of an investment firm, his extensive public and private company directorship experience in the life sciences and healthcare sectors, and his expertise in finance, capital markets, and the biotechnology industry.

Kevin Conroy has been nominated to serve as a member of the post-combination company’s board of directors. Mr. Conroy is Chairman and Chief Executive Officer of Exact Sciences Corporation (Nasdaq: EXAS), a molecular diagnostics company, which he joined in 2009. Before joining Exact Sciences, Mr. Conroy served as President and Chief Executive Officer of Third Wave Technologies, a molecular diagnostics company, from 2005 until the company’s acquisition by Hologic, Inc. in 2008. From 2004 to 2005, Mr. Conroy served as Third Wave’s General Counsel. Mr. Conroy also previously held leadership positions at GE Healthcare, a global leader in medical imaging and information technology. Mr. Conroy serves as a director of Epizyme, Inc. (Nasdaq: EPZM) and Adaptive Biotechnology Corporation (Nasdaq: ADPT), and previously served as director of ARYA Sciences Acquisition Corporation. Mr. Conroy holds a J.D. from Michigan Law School and a B.A. in electrical engineering from Michigan State University. His qualifications to serve on the board of directors of the post-combination company include his leadership experience as a senior executive and board member of several public life science companies.

Troy Cox has been nominated to serve as a member of the post-combination company’s board of directors. Mr. Cox has served as Director of SOPHiA GENETICS SA since July 2019 and as Chairman since February 2020, Director of LetsGetChecked Inc. since October 2019 and as Vice Chairman since May 2020 and Director at Zymeworks Inc. (NYSE: ZYME) since June 2019. Mr. Cox also serves as Director for non-profits Massachusetts BioTechnology Council (MassBio) and Dream Foundation. Mr. Cox previously led Foundation Medicine, Inc. as President and Chief Executive Officer from February 2017 to February 2019, including its acquisition by Roche in July 2018. Prior to Foundation Medicine, Troy served as Senior Vice President and Officer at Genentech, Inc. from February 2010 to February 2017. Before joining Genentech, Mr. Cox held executive and senior roles of increasingly broad accountabilities including President of CNS operations at UCB BioPharmaceuticals, Senior Vice President at Sanofi-Aventis and diverse foundational roles at Schering-Plough. Mr. Cox received an M.B.A. at the University of Missouri and B.B.A. in Finance from the University of Kentucky. His qualifications to serve on the board of directors of the post-combination company include his extensive experience in the life sciences industry as an executive and in connection with evaluation and execution of business transaction and merger opportunities.

Stephen Quake has been nominated to serve as a member of the post-combination company’s board of directors. Dr. Quake is the Lee Otterson Professor of Bioengineering, since 2008, and Professor of Applied Physics, since 2005, at Stanford University and, since 2016, Co-President of the Chan Zuckerberg Biohub, a non-profit medical research organization located in San Francisco. From 2006 to 2016, Dr. Quake was an Investigator for the Howard Hughes Medical Institute, a non-profit medical research organization. Prior to joining the faculty at Stanford University in 2005, Dr. Quake was a Professor of Applied Physics and Physics at the California Institute of Technology. Dr. Quake is currently scientific founder and director of Bluestar Genomics, Inc., Molecular Stethoscope, Inc., Mirvie, Inc. and IgGenix, Inc., and was also a scientific founder of several other companies, including Fluidigm Corporation (Nasdaq: FLDM), CareDX, Inc. (Nasdaq: CDNA), Verinata Health, Inc. (now part of Illumina, Inc. (Nasdaq: ILMN)), and KariusDX. Dr. Quake received a B.S. in Physics and M.S. in Mathematics from Stanford University and a D.Phil. in Theoretical Physics from the University of Oxford as a Marshall Scholar. His qualifications to serve on the board of directors of the post-combination company include his extensive professional and educational experience in the life sciences industry, as well as his role in founding several companies in the industry.

Corporate Governance

The post-combination company will structure its corporate governance in a manner that CMLS II and SomaLogic believe will closely align the post-combination company’s interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:

•        the post-combination company will have independent director representation on its audit committee immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•        at least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•        it will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight

The board of directors will have extensive involvement in the oversight of risk management related to the post-combination company and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the board of directors by periodically reviewing the post-combination company’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal and information technology functions, the audit committee will review and discuss all significant areas of the post-combination company’s business and summarize for the board of directors all areas of risk and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.

Composition of the SomaLogic Board of Directors after the Business Combination

The post-combination company’s business and affairs will be managed under the direction of its board of directors. Following the Business Combination, the board of directors will be declassified and the directors will be elected annually.

Board Committees

After the completion of the Business Combination, the standing committees of the post-combination company board of directors will consist of an audit committee, a compensation committee and a governance and compliance committee. The post-combination company board of directors may from time to time establish other committees.

The post-combination company’s chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the governance and compliance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of the post-combination company board of directors will provide appropriate risk oversight of the post-combination company’s activities.

Audit Committee

Upon the completion of the Business Combination, we expect the post-combination company to have an audit committee, consisting of         , who will be serving as the chairperson,         and                      . We expect that each member of the audit committee will qualify as an independent director under the Nasdaq Listing Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, the post-combination company board of directors will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the Nasdaq.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in the post-combination company’s proxy statement/prospectus and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) the post-combination company’s independent registered public accounting firm’s qualifications and independence, (4) the performance of the post-combination company’s internal audit function, if any, and (5) the performance of the post-combination company’s independent registered public accounting firm.

The board of directors will adopt a written charter for the audit committee, which will be available on the post-combination company’s website upon the completion of the Business Combination.

Compensation Committee

Upon the completion of the Business Combination, we expect the post-combination company to have a compensation committee, consisting of         , who will be serving as the chairperson,          and         .

The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting the post-combination company’s compensation program and compensation of its executive officers and directors, (2) monitoring the post-combination company’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in the post-combination company’s proxy statement/prospectus under the rules and regulations of the SEC.

The board of directors will adopt a written charter for the compensation committee, which will be available on the post-combination company’s website upon the completion of the Business Combination.

Governance and Compliance Committee

Upon the completion of the Business Combination, we expect the post-combination company to have a governance and compliance committee, consisting of         , who will be serving as the chairperson,          and         .

The purpose of the governance and compliance committee will be to (1) oversee all aspects of the post-combination company’s corporate governance functions on behalf of the board of directors; (2) make recommendations to the board of directors regarding corporate governance issues; (3) identify, review and evaluate candidates to serve as directors of the post-combination company and review and evaluate incumbent directors; (4) serve as a focal point for communication between such candidates, non-committee directors and the post-combination company’s management; (5) recommend to the board of directors for selection candidates to the board of directors to serve as nominees for director for the annual meeting of shareholders; (6) make other recommendations to the board of directors regarding affairs relating to the directors of the post-combination company including director compensation, (7) oversee the post-combination company’s implementation of compliance programs, policies and procedures that are designed to address the various legal and regulatory requirements and risks facing the post-combination company; (8) make recommendations to the board of directors regarding compliance with legal and regulatory requirements (with a focus on legal and regulatory requirements and risks relating to medical devices, diagnostics and clinical laboratories, healthcare fraud and abuse, and cybersecurity and data use and privacy); and (9) perform any other duties as directed by the board of directors.

The board of directors will adopt a written charter for the governance and compliance committee which will be available on the post-combination company’s website upon completion of the Business Combination.

Code of Business Conduct

The post-combination company will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on the post-combination company’s website upon the completion of the Business Combination. The post-combination company’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that the post-combination company’s Internet website address is provided as an inactive textual reference only. The post-combination company will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Compensation Committee Interlocks and Insider Participation

No member of the          compensation committee was at any time during fiscal year 2021, or at any other time, one of         ’s officers or employees. None of         ’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of the          Board or member of         ’s compensation committee.

Independence of the Board of Directors

Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that         , representing          of the post-combination company’s          proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq.

Compensation of Directors and Executive Officers

Overview

Following the Closing of the Business Combination, we expect the post-combination company’s executive compensation program to be consistent with SomaLogic’s existing compensation policies and philosophies, which are designed to:

•        attract, retain and motivate senior management leaders who are capable of advancing SomaLogic’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

•        reward senior management in a manner aligned with SomaLogic’s financial performance; and

•        align senior management’s interests with SomaLogic’s equity owners’ long-term interests through equity participation and ownership.

Following the Closing of the Business Combination, decisions with respect to the compensation of the post-combination company’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion. The post-combination company expects to award up to $0.5 million in transaction bonuses to key employees in connection with the Closing.

We anticipate that compensation for the post-combination company’s executive officers will have the following components: base salary, cash bonus opportunities, long-term incentive compensation, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. The post-combination company will also use cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary

We expect that the post-combination company’s named executive officers’ base salaries in effect prior to the Business Combination will continue as described under “Management after the Business Combination — Compensation of Directors and Executive Officers” subject to increases made in connection with SomaLogic’s annual review of its named executive officers’ base salaries, and be reviewed annually by the compensation committee.

Annual Bonuses

We expect that the post-combination company will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Stock-Based Awards

We expect the post-combination company to use stock-based awards in future years to promote its interests by providing the executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of the post-combination company’s equity holders. Stock-based awards will be awarded in future years under the Incentive Plan, which has been adopted by the CMLS II Board and is being submitted to CMLS II’s stockholders for approval at the Special Meeting. For a description of the Incentive Plan, please see the section entitled “The Incentive Plan Proposal.”

Other Compensation

We expect the post-combination company to continue to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination, including medical, dental, vision, life insurance and 401(k) plans, paid vacation, sick leave and holidays and employee assistance program benefits in which the named executive officers will participate. We also expect the post-combination company to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by SomaLogic.

Director Compensation

Following the Business Combination, non-employee directors of the post-combination company will receive varying levels of compensation for their services as directors and members of committees of the post-combination company board of directors. The post-combination company anticipates determining director compensation in accordance with industry practice and standards.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the post-combination company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The Current Charter is being amended in connection with the Business Combination, in the form of the A&R Certificate of Incorporation. The rights, powers, preferences to the Class A common stock will remain the same. Certain provisions of our Current Charter will be of no further force or effect following the consummation of the Business Combination. The full text of the proposed A&R Certificate of Incorporation is attached as Annex E to this proxy statement/prospectus. We urge you to read the A&R Certificate of Incorporation in its entirety for a complete description of the rights and preferences of the post-combination company’s securities following the Business Combination. The Business Combination is not conditioned upon the approval of the Charter Amendment Proposal. If the Business Combination Proposal is not approved, the Charter Amendment Proposal will have no effect, even if approved by our stockholders. In case the Charter Amendment Proposal is not approved, the Current Charter will continue to be the certificate of incorporation of the post-combination company and will provide as follows.

Authorized and Outstanding Stock

Our Current Charter authorizes the issuance of 400,000,000 shares of common stock, $0.0001 par value per share, including 380,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock of the Company. The outstanding shares of our common stock are, and the shares of common stock issuable in connection with the Business Combination pursuant to the Merger Agreement and the PIPE Investment will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the Special Meeting, there were 34,500,000 shares of common stock outstanding, held of record by approximately [•] holders of common stock, no shares of preferred stock outstanding and 10,533,333 warrants outstanding held of record by approximately [•] holders of warrants. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Common Stock

Our Current Charter provides that the common stock has the following rights, powers, preferences and privileges to current common stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under our Current Charter, the holders of common stock possess or will possess, as applicable, all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. The holders of common stock shall at all times vote together as one class on all matters submitted to a vote of the holders of common stock under our Current Charter.

Dividends

Subject to the rights, if any of the holders of any outstanding shares of preferred stock, under our Current Charter, holders of common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the post-combination company under our Current Charter, the holders of common stock will be entitled to receive all the remaining assets of the post-combination company available for distribution to stockholders, ratably in proportion to the number of shares of common stock held by them, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Under our Current Charter, our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

Election of Directors

Our Board is currently divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the Class I directors will expire at our first annual meeting of stockholders. The term of office of the Class II directors will expire at the second annual meeting of stockholders. The term of office of the Class III directors will expire at the third annual meeting of stockholders.

Preferred Stock

Our Current Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Provisions Relating to our Capital Stock Prior to the Business Combination

We are providing stockholders with the opportunity to redeem all or a portion of their public shares of common stock upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including interest not previously released to CMLS II to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. Our Initial Stockholders, directors and officers have agreed to waive their redemption rights with respect to their shares of common stock in connection with the consummation of the Business Combination. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination.

We will consummate the Business Combination only if a majority of our outstanding shares of common stock entitled to vote and actually cast thereon at the Special Meeting are voted in favor of the Business Combination Proposal at the Special Meeting. However, the participation of our Sponsor, officers and directors, or their affiliates in privately negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if a majority of the stockholders vote, or indicate their intention to vote, against the Business Combination.

Our Initial Stockholders have agreed to vote their shares of common stock in favor of the Business Combination. As of the date of filing this proxy statement/prospectus, our Initial Stockholders, directors and officers do not currently hold any public shares. Public stockholders may elect to redeem their public shares whether they vote for or against the Business Combination.

Pursuant to our Current Charter, if we are unable to consummate a business combination by the applicable deadline, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to the Founder Shares: (a) in connection with the consummation of a business combination; (b) if we fail to consummate our initial business combination by the applicable deadline; (c) in connection with a tender offer; and (d) otherwise upon our liquidation or in the event our Board resolves to liquidate the Trust Account and ceases to pursue the consummation of a business combination prior to the applicable deadline. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination. However, if our Initial Stockholders or any of our officers, directors or affiliates acquire public shares, they will be entitled to redemption rights with respect to such public shares if we fail to consummate our initial business combination within the required time period.

In the event of a liquidation, dissolution or winding up of CMLS II after our initial business combination, holders of our common stock are entitled to share ratably in proportion to the number of shares of common stock in all assets remaining available for distribution to them after payment of the debts and other liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our common stock, except that upon the consummation of our initial business combination, subject to the limitations described herein, we will provide our stockholders with the opportunity to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including any amounts representing interest earned on the Trust Account, less any interest released to us released to pay its franchise and income taxes.

Founder Shares

The Founder Shares are designated as CMLS II Class B common stock and, are identical to the shares of common stock, and holders of Founder Shares have the same stockholder rights as public stockholders, except that: (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below; and (ii) our Initial Stockholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed (a) to waive their redemption rights with respect to their shares of common stock in connection with the completion of our business combination and (b) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our business combination by the applicable deadline, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our business combination within such time period; (iii) our Initial Stockholders have to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination; and (iv) are subject to registration rights. Our Initial Stockholders, officers and directors have agreed to vote their shares of common stock in favor of our Business Combination. With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our Sponsor, each of whom will be subject to the same transfer restrictions) until 180 days after the completion of our initial business combination.

Warrants

Public Warrants

Each whole public warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its public warrants only for a whole number of shares of common stock. This means that only a whole public warrant may be exercised at any given time by a warrant holder. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of common stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such public warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the public warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our best efforts to register the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, CMLS II may redeem the outstanding public warrants:

•        in whole and not in part;

•        at a price of $0.01 per public warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to warrant holders (“Reference Value”).

If and when the warrants become redeemable by CMLS II, CMLS II may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00 — Once the warrants become exercisable, CMLS II may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•        if, and only if, the closing price of the Class A common stock equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before CMLS II sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before CMLS II sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition, if (x) CMLS II issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the CMLS II Board, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (“Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of CMLS II’s Class A common stock during the 20 trading day period starting on the trading day after the day on which CMLS II completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the public warrants underlying the Units sold in the IPO, except that (1) the private placement warrants and the Class A common stock issuable upon the exercise of the private placement warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the private placement warrants will be exercisable on a cashless basis, (3) the private placement warrants will be non-redeemable (except as described above in “Redemption of Warrants When the Price per Share of Class A common stock Equals or Exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees, and (4) the holders of the private placement warrants and the Class A common stock issuable upon the exercise of the private placement warrants will have certain registration rights. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by CMLS II and exercisable by such holders on the same basis as the public warrants.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its public warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise.    If we call the public warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our public warrants. If our management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of shares of common stock equal to the quotient obtained by dividing (i) the product of the number of shares of common stock underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (ii) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the public warrants after our initial business combination. If we call our public warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their public warrants on a cashless basis, as described in more detail below.

A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.    If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) one minus the quotient of (a) the price per share of common stock paid in such rights offering divided by (b) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the public warrants are convertible), other than (i) as described above; (ii) certain ordinary cash dividends; (iii) to satisfy the redemption rights of the holders of common stock in connection with a proposed initial business combination; (iv) to satisfy the redemption rights of the holders of common stock in connection with a stockholder vote to amend our charter to modify the substance or timing of CMLS II’s obligation to redeem 100% of our public shares if we do not complete a business combination within 24 months from the closing of the IPO, or (v) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each public warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by CMLS II in connection with redemption rights held by stockholders of CMLS II as provided for in our Current Charter or as a result of the repurchase of shares of common stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of common stock, the holder of a public warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the public warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the public warrant.

The public warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement pertaining to our IPO, for a complete description of the terms and conditions applicable to the public warrants. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of public warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their public warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of common stock. No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder. As a result, warrant holders not purchasing public warrants in multiples of three warrants will not obtain value from the fractional interest that will not be issued.

Private Placement Warrants

Our Sponsor and Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake purchased an aggregate of 5,013,333 private placement warrants at a price of $1.50 per warrant for an aggregate purchase price of $7,520,000 in a private placement. The private placement warrants (including the common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in our IPO, including as to exercisability and exercise period.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our Board at such time. In addition, our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Transfer Agent and Warrant Agent

The Transfer Agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, our Current Charter, the A&R Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Current Charter and the A&R Certificate of Incorporation could make it more difficult to acquire the post-combination company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the post-combination company to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the common stock.

In addition, our Current Charter and the A&R Certificate of Incorporation provides for certain other provisions that may have an anti-takeover effect:

•        There is no cumulative voting with respect to the election of directors.

•        Our Board is empowered to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances.

•        Directors may only be removed from the Board for cause.

•        Our Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our Board by successfully engaging in a proxy contest at two or more annual meetings.

•        A prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.

•        A prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

•        Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our Board is entitled, without further stockholder approval, to designate one or more series of preferred stock and the associated voting rights, preferences and privileges of such series of preferred stock. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection Clause

Our Current Charter includes a forum selection clause. Our Current Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

•        derivative action or proceeding brought on CMLS II’s behalf;

•        action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of CMLS II to CMLS II or CMLS II’s stockholders;

•        action asserting a claim against CMLS II or any director, officer, stockholder, employee or agent of CMLS II arising pursuant to any provision of the DGCL, our charter or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware:

•        action to interpret, apply, enforce or determine the validity of our charter or bylaws; or

•        other action asserting a claim against CMLS II or any director, officer, stockholder, employee or agent of CMLS II that is governed by the internal affairs doctrine.

This choice of forum provision does not apply to actions brought to enforce a duty or liability created by the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Furthermore, in accordance with the post-combination’s company restated bylaws, unless CMLS II consents in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Company intends for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder.

Rule 144 and Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

In general, Rule 144 of the Securities Act (“Rule 144”), permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of our common stock or warrants for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of common stock or warrants, as applicable, then outstanding; or

•        the average weekly reported trading volume of the common stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also limited by manner of sale provisions and notice requirements.

As of the date of this proxy statement/prospectus, we had 34,500,000 shares of common stock outstanding, of which 27,600,000 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates. All of the 6,900,000 Founder Shares owned by our Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the shares of our common stock we issue to the PIPE Investors pursuant to the Subscription Agreements will be restricted securities for purposes of Rule 144.

As of the date of this proxy statement/prospectus, there are 10,533,333 warrants of CMLS II outstanding, consisting of 5,520,000 public warrants originally sold as part of the units issued in CMLS II’s IPO and 5,013,333 private placement warrants that were sold by CMLS II to our Sponsor in a private sale concurrently with CMLS II’s IPO. Each warrant is exercisable for one share of our common stock, in accordance with the terms of the warrant agreement governing the warrants. The public warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to file no later than 15 business days after the Closing, a registration statement under the Securities Act covering the 5,520,000 shares of our Class A common stock that may be issued upon the exercise of the public warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

Registration Rights

CMLS II Registration Rights

The holders of the Founder Shares, private placement warrants (and any shares of common stock issuable upon the exercise of the private placement warrants), and securities that may be issued upon conversion of working capital loans are entitled to registration rights pursuant to a registration rights agreement signed February 22, 2021, requiring CMLS II to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that CMLS II register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require CMLS II to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that CMLS II will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Demand Registration Rights

Following the expiration of the Founder Shares Lock-Up Period, the Private Placement Lock-Up Period or any other applicable lock-up period, holders of at least a majority in interest of the then-outstanding number of registrable securities held by the holders or any holder expecting to sell registrable securities yielding aggregate gross proceeds in excess of $50,000,000 may make a written demand for registration of all or part of their registrable securities. The Company will within five days of CMLS II’s receipt of the demand, notify, in writing all other Holders of registrable securities of such demand. Each holder who will want to participate in the registration will notify CMLS II, in writing, within five days after the receipt by the holder of the notice from CMLS II. Upon receipt by CMLS II of any such written notification from a holder(s) to CMLS II such holder(s) will be entitled to have their registrable securities included in a registration more than 60 days immediately after CMLS II’s receipt of the demand.

Under no circumstances will CMLS II be obligated to effect more than an aggregate of three registrations pursuant to a demand by the existing holders and an aggregate of five registrations pursuant to a demand by the new holders with respect to any or all registrable securities.

Notwithstanding the foregoing, (i) CMLS II shall not be required to give effect to a demand from a holder if CMLS II has registered registrable securities pursuant to a demand (which has become effective) from such holder in the preceding 120 days, and (ii) CMLS II’s obligations with respect to any demand will be deemed satisfied so long as the registration statement filed includes all of such holder’s registrable securities and is effective.

Piggyback Registration Rights

If CMLS II proposes to file a registration statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of CMLS II, other than a registration statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to CMLS II’s existing stockholders, (c) for an offering solely of debt that is convertible into equity securities of CMLS II, (d) for a dividend reinvestment plan, (e) for any issuances of securities in connection with a transaction involving a merger, consolidation, sale, exchange, issuance, transfer, reorganization or other extraordinary transaction between CMLS II or any of its Affiliates and any third party, or (f) filed pursuant to subsection 2.1.1 of the registration rights agreement, then, CMLS II shall give written notice of such proposed filing to all of the holders of registrable securities (excluding the Sponsor with respect to any Registrable Securities distributed by the Sponsor to its members following the expiration of the Founder Shares Lock-up Period or the Private Placement Lock-up Period, as applicable) as soon as practicable but not less than 20 days before the anticipated filing date of such Registration Statement. This notice will offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice.

The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders to be included in a Piggyback Registration on the same terms and conditions as any similar securities of CMLS II or Company stockholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering will enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by CMLS II.

Shelf Registration Rights

The Company will, as soon as practicable, but in any event within 30 days after the Business Combination, file a Registration Statement under the Securities Act to permit the public resale of all the registrable securities held by the holders from time to time as permitted by Rule 415 under the Securities Act on the terms and conditions specified in registration rights agreement and will use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than the earlier of (i) 60 days following the Business Combination and (ii) five business days after the SEC notifies the Company that it will not review the registration statement.

Without limiting the foregoing, as soon as practicable, but in no event later than three business days, following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that the registration statement will not be subject to review, the Company will file a request for acceleration of effectiveness of such registration statement to a time and date not later than two business days after the submission of such request.

The registration statement filed with the SEC will be on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the registrable securities, provided, that the Company will file, within 30 days of such time as Form S-3 is available for the registration, a post-effective amendment to the registration statement then in effect, or otherwise file a registration statement on Form S-3, registering the registrable securities for resale on Form S-3 (provided that the Company will use commercially reasonable efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a registration statement (or post-effective amendment) on Form S-3 covering such registrable securities has been declared effective by the SEC.

The registration statement will cover all registrable securities, and will contain a prospectus in such form as permits any holder to sell such registrable securities pursuant to Rule 415 under the Securities Act at any time beginning on the effective date for such registration statement and the Company will file with the SEC the final form of such prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the second Business Day after the Registration Statement becomes effective. The registration statement will provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the holders and will include a customary “plan of distribution”. The Company will use its commercially reasonable efforts to cause the registration statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the registration statement is available or, if not available, that another registration statement is available at all times, for the public resale of all the registrable securities held by the holders until all such registrable securities have ceased to be registrable securities. As soon as practicable following the effective date of the registration statement, but in any event within three business days of such date, the Company will notify the Holders of the effectiveness of such registration statement.

PIPE Subscription Agreement

Under the terms of the Subscription Agreements, CMLS II, as soon as practicable, but in no event later than 30 calendar days after the Business Combination, will file with the Commission (at CMLS II’s sole cost and expense) a Registration Statement registering the resale of the Acquired Shares, and CMLS II will use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 100th calendar day if the Commission notifies CMLS II that it will “review” the Registration Statement) following the Business Combination and (ii) the tenth business day after the date CMLS II is notified by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Under no circumstances shall Subscriber be required to sign any type of lock-up agreement.

If the Commission prevents CMLS II from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Acquired Shares by the applicable stockholders or otherwise, such Registration Statement will register for resale such number of Acquired Shares which is equal to the maximum number of Acquired Shares as is permitted by the Commission. In such event, the number of Acquired Shares to be registered for each selling shareholder named in the Registration Statement will be reduced pro rata among all such selling shareholders. In the event CMLS II amends the Registration Statement in accordance with the foregoing, CMLS II will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Registrable Securities that were not registered on the initial Registration Statement. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until all such securities cease to be Registrable Securities or such shorter period upon which each undersigned party with Registrable Securities included in such Registration Statement have notified CMLS II that such Registrable Securities have actually been sold.

The Company will provide all customary and commercially reasonable cooperation necessary to enable the holders to resell Registrable Securities pursuant to the Registration Statement or Rule 144 under the Securities Act (“Rule 144”), as applicable, qualify the Registrable Securities for listing on the primary stock exchange on which its Class A Shares are then listed, update or amend the Registration Statement as necessary to include Registrable Securities and provide customary notice to holders of Registrable Securities.

Public Warrants

Under the terms of the warrant agreement pursuant to which the public warrants were issued, CMLS II agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants. The Company will thereafter use its best efforts to cause the same to become effective within 60 business days following the Business Combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. If any such registration statement has not been declared effective by the 60th Business Day following the Business Combination, holders of the Warrants shall have the right, during the period beginning on the sixty-first Business Day after the closing of the Business

Combination and ending upon such registration statement being declared effective by the Commission, and during any other period when CMLS II failed to have maintained an effective registration statement covering the issuance of the shares of common stock issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) in accordance with the provisions of the warrant agreement.

If the common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, CMLS II may, at its option, (i) require holders of public warrants who exercise public warrants to exercise such public warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and (ii) in the event CMLS II so elects, CMLS II shall (x) not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants, notwithstanding anything in the warrant agreement to the contrary, and (y) use its commercially reasonable efforts to register or qualify for sale the shares of common stock issuable upon exercise of the public warrant under applicable blue sky laws to the extent an exemption is not available.

Listing of Securities

CMLS II intends to apply to list the post-combination company’s common stock and public warrants on Nasdaq under the symbols “SLGC” and “SLGCW,” respectively, upon the Closing. CMLS II will not have units traded following the Closing.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership regarding (i) the actual beneficial ownership of the common stock of CMLS II as of March 31, 2021 and (ii) expected beneficial ownership of the common stock of CMLS II immediately following the Closing, assuming that no public shares are redeemed, and alternatively that 27,600,000 public shares are redeemed, by:

•        each person known to be the beneficial owner of more than 5% of the outstanding common stock of CMLS II as of March 31, 2021;

•        each person who may become the beneficial owner of more than 5% of outstanding common stock of post-combination company immediately following the Business Combination;

•        each of CMLS II’s current executive officers and directors;

•        all of CMLS II’s current executive officers and directors as a group;

•        each person who will become an executive officer or a director of the post-combination company upon consummation of the Business Combination; and

•        all of the executive officers and directors of the post-combination company as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of the record date. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of the record date or subject to restricted stock units that vest within 60 days of the record date are considered outstanding and beneficially owned by the person holding such warrants, options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The beneficial ownership of shares of common stock prior to the Business Combination is based on 34,500,000 shares of common stock of CMLS II (including 27,600,000 public shares and 6,900,000 Founder Shares) issued and outstanding as of March 31, 2021.

The expected beneficial ownership of shares of the post-combination company’s common stock after the Business Combination assuming none of the public shares are redeemed (the no redemption scenario) has been determined based upon the following: (i) that no public stockholders exercise their redemption rights, (ii) that none of the investors set forth in the table below has purchased or purchases additional shares of common stock (prior to or after the Business Combination), (iii) that 37,500,000 shares of Class A common stock are issued to the PIPE Investors, (iv) that 116,013,417 shares of Class A common stock are issued to the former SomaLogic stockholders as Merger Consideration, (v) the Sponsor does not forfeit any Founder Shares pursuant to the terms of the Forfeiture Agreement and the remaining Founder Shares convert into 6,900,000 shares of Class A common stock in connection with the Business Combination, and (vi) there will be an aggregate of 188,013,417 shares of the post-combination company’s common stock issued and outstanding at Closing.

The expected beneficial ownership of shares of the post-combination company’s common stock after the Business Combination assuming the maximum number of public shares of CMLS II have been redeemed (the maximum redemption scenario) has been determined based on the following: (i) that holders of 27,600,000 public shares of CMLS II exercise their redemption rights, (ii) that none of the investors set forth in the table below has purchased or purchases additional shares of common stock (prior to or after the Business Combination), (iii) that 37,500,000 shares of Class A common stock are issued to the PIPE Investors, (iv) that 116,013,417 shares of Class A common stock are issued to the former SomaLogic stockholders as Merger Consideration, (v) the Sponsor forfeits an aggregate of 2,277,000 Founder Shares pursuant to the Forfeiture Agreement and the remaining Founder Shares convert into 4,623,000 shares of Class A common stock in connection with the Business Combination, and (vi) there will be an aggregate of 158,136,417 shares of the post-combination company’s common stock issued and outstanding at Closing.

The share numbers and ownership percentages set forth herein do not take into account (a) the Public Warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of the IPO, which occurred on February 25, 2021, (b) the Earn-Out Shares, (c) the issuance of any share upon completion of the Business Combination under the Incentive Plan or the ESPP, or (d) the portion of the Merger Consideration that will be allocated to shares underlying issued and outstanding options to acquire SomaLogic stock (totaling, in aggregate and after giving effect to the implied exchange ratio, 8,986,583 shares of CMLS II Class A common stock, calculated on a treasury stock basis) that may be exercised in the future, except to the extent noted in the footnotes to the table below. If the actual facts are different from the assumptions set forth above, which they are likely to be, the share numbers and ownership percentages in the post-combination company will be different.

In addition, the calculations of the expected number of Company securities to be issued in the Business Combination under each of the no redemptions and maximum redemption scenarios has been determined based upon the number of shares of SomaLogic Class B common stock and SomaLogic preferred stock that were issued and outstanding as of March 31, 2021, after giving effect to the conversion of each share of SomaLogic preferred stock into two shares of SomaLogic Class B common stock.

Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to CMLS II and SomaLogic, respectively, the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

						After the Business Combination
	Before the Business Combination					Assuming No Redemption			Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of shares of CMLS II Class A common stock	% of Class A common stock	Number of shares of CMLS II Class B common stock(1)	% of Class B common stock	% of Total Voting Power**	Number of shares of post- combination company Class A common stock	% of Class A common stock	% of Total Voting Power**	Number of shares of post- combination company Class A common stock	% of Class A common stock	% of Total Voting Power**
Directors and executive officers of CMLS II
Eli Casdin(2)(3)(4)(5)	—	—	6,800,000	98.6%	19.7%	19,242,180	10.2%	10.2%	16,965,180	10.7%	10.7%
Keith Meister(2)(3)(6)	—	—	6,800,000	98.6%	19.7%	9,300,000	4.9%	4.9%	7,023,000	4.4%	4.4%
Brian Emes(2)	—	—	—	—	—	—	—	—	—	—	—
Shaun Rodriguez(2)(7)	—	—	—	—	—	—	—	—	—	—	—
Kevin Conroy(2)(8)	—	—	25,000	*	*	25,000	*	*	25,000	*	*
Troy Cox(2)(9)	—	—	25,000	*	*	75,000	*	*	75,000	*	*
Jason Kelly(2)	—	—	25,000	*	*	25,000	*	*	25,000	*	*
Stephen Quake(2)(10)	—	—	25,000	*	*	425,000	*	*	425,000	*	*
All executive officers, directors and director nominees of CMLS II as a group (8 individuals)	—	—	6,900,000	100%	20.0%	22,292,180	11.9%	11.9%	17,738,180	11.2%	11.2%
5% beneficial owners of CMLS II
CMLS Holdings II LLC(2)(3)	—	—	6,800,000	98.6%	19.7%	—	—	—	—	—	—
Neil Gagnon(11)	1,454,690	5.3%	—	—	4.2%	1,454,690	*	*	1,454,690	*	*
Directors and executive officers of the post-combination company
Roy Smythe(12)(13)	—	—	—	—	—	1,150,045	*	*	1,150,045	*	*
Melody Harris(12)(14)	—	—	—	—	—	471,224	*	*	471,224	*	*
Charles M. Lillis(12)(15)	—	—	—	—	—	397,075	*	*	397,075	*	*
Amy Graves(12)(16)	—	—	—	—	—	18,432	*	*	18,432	*	*
Ruben Gutierrez(12)	—	—	—	—	—	—	—	—	—	—	—
Linda Redman(12)	—	—	—	—	—	—	—	—	—	—	—
Greg Sparks(12)	—	—	—	—	—	—	—	—	—	—	—
Eli Casdin(2)(3)(4)(5)	—	—	6,800,000	98.6%	19.7%	19,242,180	10.2%	10.2%	16,965,180	10.7%	10.7%
Kevin Conroy(2)(8)	—	—	25,000	*	*	25,000	*	*	25,000	*	*
Troy Cox(2)(9)	—	—	25,000	*	*	75,000	*	*	75,000	*	*
Stephen Quake(2)(10)	—	—	25,000	*	*	425,000	*	*	425,000	*	*
All executive officers, directors and director nominees as a group (14 individuals)	—	—	6,875,000	99.6%	19.9%	21,803,956	11.6%	11.6%	19,526,956	12.3%	12.3%
5% beneficial owners of the post-combination company
Lawrence Gold and affiliates(17)	—	—	—	—	—	11,709,908	6.2%	6.2%	11,709,908	7.4%	7.4%
ICX and affiliates(18)	—	—	—	—	—	11,818,984	6.3%	6.3%	11,818,984	7.5%	7.5%
Novartis(19)	—	—	—	—	—	10,422,469	5.5%	5.5%	10,422,469	6.6%	6.6%
Casdin Partners Master Fund, L.P.(4)(5)	—	—	—	—	—	12,442,180	6.6%	6.6%	12,442,180	7.9%	7.9%

____________

*        Indicates beneficial ownership of less than 1%.

**      The percentage beneficial ownership of CMLS II prior to the Business Combination is based on 34,500,000 shares of common stock of CMLS II (including 27,600,000 public shares and 6,900,000 Founder Shares) issued and outstanding as of March 31,

2021. The percentage of ownership of the post-combination company is based on 188,013,417 shares of post-combination company Class A common stock outstanding assuming no redemption and 158,136,417 shares of post-combination company Class A common stock outstanding assuming maximum redemption, after giving effect to the Transactions described in this proxy statement/prospectus, as of March 31, 2021. The number of outstanding shares after the Business Combination assumes that none of SomaLogic’s options or warrants are exercised prior to the Closing of the Business Combination. Shares of SomaLogic or post-combination company Class A common stock, as the case may be, that a person has the right to acquire within 60 days of March 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers of SomaLogic or the post-combination company, as the case may be, as a group. Percentage of total voting power represents voting power with respect to all shares of post-combination company Class A common stock. For more information about the voting rights of post-combination company common stock after the Business Combination, see “Description of Securities.”

(1)      Interests shown consist solely of founder shares, classified as CMLS II Class B common stock. Such shares will automatically convert into CMLS II Class A common stock concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities.” Excludes CMLS II Class A common stock issuable pursuant to the forward purchase agreements, as CMLS II, Casdin and Corvex agreed to terminate the obligations under the forward purchase agreements, contingent upon the Closing, so such shares, if any, would only be issued concurrently with the closing of our initial business combination.

(2)      The business address of each of these stockholders is c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065.

(3)      CMLS Holdings II LLC is the record holder of the 6,800,000 shares of CMLS II Class B common stock reported herein prior to the consummation of the Business Combination. The Board of Managers of CMLS Holdings II LLC is comprised of Eli Casdin and Keith Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings II LLC. Each of Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of his respective pecuniary interest therein.

(4)      Includes 9,942,180 shares of CMLS II Class A common stock to be issued in the Business Combination in respect of (i) 4,424,778 shares of SomaLogic preferred stock held of record by Casdin Partners Master Fund, L.P. and (ii) 1,474,926 shares of SomaLogic preferred stock held of record by Casdin Private Growth Equity Fund GP, LLC. The shares held by Casdin Partners Master Fund, L.P. may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P., (ii) Casdin Partners GP, LLC, the general partner of Casdin Partners Master Fund L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. The shares held by Casdin Partners GP, LLC may be deemed to be indirectly beneficially owned by (i) Eli Casdin, the managing member of Casdin Partners GP, LLC. The address for the Casdin entities noted herein is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

(5)      Includes 2,500,000 shares to be issued in the PIPE Investment to Casdin Master Fund, L.P. The shares may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P., (ii) Casdin Partners GP, LLC, the general partner of Casdin Partners Master Fund L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC.

(6)      Includes an aggregate of 2,500,000 shares to be issued in the PIPE Investment to affiliates of Corvex Management LP as follows: 40,000 shares to Corvex Dynamic Equity Select Master Fund, 125,000 shares to Corvex Master Fund LP, and 2,335,000 shares to Corvex Select Equity Master Fund LP.

(7)      Does not include any shares indirectly owned by this individual as a result of his indirect ownership interest in our sponsor.

(8)      Conroy Family Foundation, Inc., a 501(c) charitable organization, is the record holder of the shares reported herein. Mr. Conroy is a board member and officer of Conroy Family Foundation, Inc., and has shared voting and investment discretion with respect to the common stock held of record by Conroy Family Foundation, Inc.

(9)      Includes 50,000 shares to be issued in the PIPE Investment to Mr. Cox.

(10)    Includes 400,000 shares to be issued in the PIPE Investment to funds controlled by Mr. Quake.

(11)    Based solely on a Schedule 13G filed by the Reporting Persons on April 8, 2021, Neil Gagnon is the beneficial owner of 1,454,690 shares of Class A common stock, with shared dipositive power over 1,319,839 shares, sole dispositive power over 134,851 shares, shared voting power over 1,257,405 shares and sole voting power over 134,851 shares. Mr. Gagnon and Gagnon Securities LLC (“GS”) may be deemed to have shared voting and dispositive power over 819,920 and 876,911 shares respectively. Mr. Gagnon and Gagnon Advisors LLC (“GA”) may be deemed to have shared voting and dispositive power over 366,905 of such shares held by Ganon Investments Associates (“GIA”). Mr. Gagnon and GA expressly disclaim beneficial ownership of all securities held by GIA. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in customer accounts, foundations, partnerships and trusts. The address of the Reporting persons is 1370 Avenue of the Americas, 24th Floor, New York, NY 10019.

(12)    The business address of each of these stockholders is c/o SomaLogic, 2945 Wilderness Place, Boulder, Colorado 80301.

(13)    Assumes the exercise of SomaLogic options as of or within 60 days of March 31, 2021, for 1,364,876 shares of SomaLogic Class B common stock. Assumes that no cash elections are made, and that 1,150,045 shares of CMLS II Class A common stock are issued as consideration for the cancellation of SomaLogic stock.

(14)    Assumes the exercise of SomaLogic options as of or within 60 days of March 31, 2021, for 559,250 shares of SomaLogic Class B common stock. Assumes that no cash elections are made, and that 471,224 shares of CMLS II Class A common stock are issued as consideration for the cancellation of SomaLogic stock.

(15)    Assumes that no cash elections are made and that 397,075 shares of CMLS II Class A common stock are issued to Charles M. Lillis and affiliates as consideration for the cancellation of SomaLogic stock. Consists of (i) 280,000 shares of SomaLogic Class B common stock held of record by Charles M. Lillis, (ii) 120,000 shares of SomaLogic Class B common stock held of record by The Lillis Foundation, (iii) 15,000 shares of SomaLogic Class B common stock held of record by CAG LLC and (iv) 56,250 shares of SomaLogic Class B common stock, assuming the exercise of SomaLogic options as of or within 60 days of March 31, 2021. Mr. Lillis may be deemed to be a beneficial owner of the shares held directly by CAG LLC and The Lillis Foundation as a result of Mr. Lillis’ voting and dispositive power with respect to the shares.

(16)    Assumes the exercise of SomaLogic options as of or within 60 days of March 31, 2021, for 21,875 shares of SomaLogic Class B common stock. Assumes that no cash elections are made, and that 18,432 shares of CMLS II Class A common stock are issued as consideration for the cancellation of SomaLogic stock.

(17)    Assumes that no cash elections are made and that 11,709,908 shares of CMLS II Class A common stock are issued to Lawrence Gold and affiliates as consideration for the cancellation of SomaLogic stock. Consists of (i) 958,550 shares of SomaLogic Class B common stock held of record jointly by Lawrence Gold and Hope Morrissett who have shared voting and dispositive power with respect to the shares, (ii) 5,994,200 shares of SomaLogic Class B common stock held of record by MorrGold Holdings, LLC, (iii) 5,994,601 shares of SomaLogic Class B common stock held of record by MorrGold II, LLC and (iv) 1,000,000 shares of SomaLogic Class B common stock, assuming the exercise of options exercisable as of or within 60 days of March 31, 2021. Mr. Gold is the managing director or MorrGold Holdings, LLC and MorrGold II, LLC. Mr. Gold’s business address is 1033 5th Street, Boulder, CO 80302.

(18)    Assumes that no cash elections are made and that 10,818,984 shares of CMLS II Class A common stock are issued to ICX and affiliates as consideration for the cancellation of SomaLogic stock. Consists of (i) 6,000,000 shares of SomaLogic Class B common stock held of record by DigitalMe Limited and (ii) 6,840,000 shares of SomaLogic Class B common stock held of record by iDigitalGene Limited. Also includes 1,000,000 shares of CMLS II Class A common stock to be issued in the PIPE Investment. The business address for DigitalMe Limited is PO Box 957, Offices of Offshore Inc Ltd, Road Town, Tortola, British Virgin Islands VG 1110. The business address for iDigitalGene Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands VG1110.

(19)    Assumes that no cash elections are made and that 10,322,469 shares of CMLS II Class A common stock are issued to Novartis and affiliates as consideration for the cancellation of SomaLogic stock. Consists of (i) 2,000,000 shares of SomaLogic Class B common stock held of record by Novartis Institutes for BioMedical Research, Inc. (“Novartis Research”) and (ii) 5,125,367 shares of SomaLogic preferred stock held of record by Novartis Pharma AG (“Novartis AG” and, together with Novartis Research, the “Novartis Entities”). Also includes 100,000 shares of CMLS II Class A common stock to be issued in the PIPE investment. The business address for Novartis Research is 700 Main Street 421Q, Cambridge, MA 02139. The business address for Novartis AG is Lichstrasse 35, Basel, Switzerland 4056.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company’s Related Party Transactions

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 CMLS II Class B common stock, par value $0.0001 (“Founder Shares”). In January and February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake. On February 22, 2021, CMLS II effected a 1:1.2 stock split of the Class B common stock, resulting in our sponsor holding an aggregate of 6,800,000 Founder Shares and there being an aggregate of 6,900,000 Founder Shares outstanding, including up to 900,000 Founder Shares subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on February 25, 2021, none of the Class B shares were forfeited.

The Initial Stockholders have agreed to (i) waive their redemption rights with respect to their Founder Shares and public shares in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and public shares in connection with a stockholder vote to approve an amendment to our charter to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO or to provide for redemption in connection with a business combination and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination within 24 months from the closing of the IPO, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame.

Private Placement Warrants

The Sponsor and CMLS II’s independent directors have purchased an aggregate of 5,013,333 private placement warrants at a price of $1.50 per warrant, for an aggregate purchase price of $7,520,000. The Sponsor has purchased 4,346,669 warrants, and each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake (and/or one or more entities controlled by them) has purchased 166,666 warrants. The private placement warrants are identical to the warrants sold in the IPO except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by CMLS II (except as described herein), (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of CMLS II’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be redeemable by CMLS II and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

Registration Rights

The holders of the Founder Shares, private placement warrants (and any shares of common stock issuable upon the exercise of the private placement warrants), and securities that may be issued upon conversion of working capital loans are entitled to registration rights pursuant to a registration Rights Agreement signed February 22, 2021, requiring CMLS II to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that CMLS II register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require CMLS II to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that CMLS II will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. CMLS II will bear the expenses incurred in connection with the filing of any such registration statements.

Promissory Note — Related Party

On December 17, 2020, the Sponsor agreed to loan CMLS II up to $300,000 to be used for a portion of the expenses of the IPO. This loan was non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the IPO. No amounts were ever borrowed under the promissory note.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of CMLS II’s officers and directors may, but are not obligated to, loan CMLS II funds as may be required (“Working Capital Loans”). If CMLS II completes the initial business combination, CMLS II would repay the Working Capital Loans. In the event that the initial business combination does not close, CMLS II may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. As of February 25, 2021, CMLS II had no borrowings under the Working Capital Loans.

Underwriting Agreement

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $9,660,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that CMLS II completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

CMLS II entered into separate forward purchase agreements with affiliates of the Sponsor, Casdin Capital, LLC (“Casdin”) and Corvex Management LP (“Corvex”), in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by each of Casdin and Corvex, respectively (collectively, their “Clients”), pursuant to which, subject to the conditions described below, they will cause the Clients to purchase from CMLS II up to an aggregate amount of 7,500,000 shares of Class A common stock, or the forward purchase shares, for $10.00 per forward purchase share, or an aggregate amount of up to $75,000,000, in a private placement that will close concurrently with the closing of a Business Combination. The amount of forward purchase shares sold pursuant to the forward purchase agreements will be determined in CMLS II’s discretion based on CMLS II’s need for additional capital to consummate a Business Combination. Under each forward purchase agreement, CMLS II is required to approach Casdin and Corvex if it proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities in connection with a Business Combination. The respective obligations of Casdin and Corvex to purchase forward purchase shares will, among other things, be conditioned on CMLS II completing a Business Combination with a company engaged in a business that is within the investment objectives of the Clients purchasing forward purchase shares and on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to such Clients as determined by Casdin or Corvex, as relevant, as investment advisors on behalf of such Clients. Each of Casdin and Corvex will have the right to transfer a portion of its purchase obligation under the forward purchase agreement to third parties, subject to compliance with applicable securities laws. To the extent that CMLS II obtains alternative financing to fund the initial Business Combination and the Clients participate in such financing, the aggregate commitment under the forward purchase agreement will be reduced by the amount of such alternative financing. The Clients (directly or through one or more affiliates) agree to purchase an aggregate of 5,000,000 shares of Class A common stock in the PIPE Investment, which would satisfy the obligations of Casdin and Corvex under the forward purchase agreements. As a result, CMLS II, Casdin and Corvex agreed to terminate the obligations under the forward purchase agreements, contingent upon the Closing.

Subscription Agreement

In connection with the Business Combination, CMLS II entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, CMLS II agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 37,500,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $375,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment will be consummated substantially concurrently with the Closing.

Related Party Policy

Prior to the consummation of our IPO, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our Board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving CMLS II.

In addition, our audit committee, pursuant to a written charter that we adopted prior to the consummation of our IPO, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

SomaLogic’s Related Party Transactions

Eli Casdin

As described in this proxy statement/prospectus, if the Business Combination is approved by CMLS II’s stockholders and the transactions under the Business Combination are consummated, the Merger will take place. Eli Casdin, who has served as a director of SomaLogic since December 2020 (upon being designated by the holders of SomaLogic’s Series A preferred stock pursuant to the terms of the Series A Financing described in this section), currently serves as the Chief Executive Officer of CMLS II. Effective December 2020, Mr. Casdin is entitled to receive $56,000 annually as a director of SomaLogic. Additionally, Eli Casdin is a beneficial owner of the Sponsor because Sponsor is controlled by C-LSH II LLC, an entity affiliated with Eli Casdin. As a result, Mr. Casdin is a related party. As a result of the consummation of the transactions contemplated by the Merger, Mr. Casdin may elect to receive a portion of his Merger Consideration as cash.

In view of Mr. Casdin’s role with CMLS II, Mr. Casdin did not attend any of the SomaLogic Board meetings that discussed the proposed Merger and Business Combination or any alternative opportunities under consideration by SomaLogic, nor did Mr. Casdin vote on any such matters. After the SomaLogic Board approved entering into the Merger Agreement with CMLS II, Mr. Casdin, in his capacity as the Series A Director, provided his consent to SomaLogic entering into the Merger Agreement.

For more information regarding the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Series A Financing

On November 20, 2020, SomaLogic entered into a Series A Preferred Stock Purchase Agreement, pursuant to which SomaLogic issued an aggregate of 31,485,973 shares of SomaLogic Series A preferred stock in November and December 2020 at a purchase price of $6.78 per share for aggregate consideration of approximately $213.5 million.

The participants in this preferred stock financing include certain holders of more than 5% of SomaLogic’s stock. The following table sets forth the aggregate number of shares of SomaLogic Series A preferred stock issued to these related persons in this preferred stock financing:

Name	Shares	Aggregate Purchase Price	Date of Issuance
Casdin Partners Master Fund, L.P.	4,424,778	$29,999,995	November 20, 2020
Casdin Private Growth Equity Fund, L.P.	1,474,926	9,999,998	November 20, 2020
Madryn Health Partners, LP(1)	980,936	6,650,746	November 20, 2020
Madryn Health Partners (Cayman Master), LP(1)	1,670,243	11,324,248	November 20, 2020
Novartis Pharma AG(2)	5,125,367	34,749,988	December 2020

____________

(1)      In November 2020, SomaLogic signed an amendment to the Madryn Credit Agreement and issued a total of 2,651,179 shares of Series A preferred stock to Madryn Health Partners, LP, and Madryn Health Partners (Cayman Master), LP to reduce principal by $10.0 million, reduce the fixed annual interest rate and amend certain other provisions.

(2)     In December 2019, SomaLogic entered into a Simple Agreement for Future Equity (“SAFE”) with Novartis Pharma AG. The SAFE agreement provided Novartis Pharma AG with the right to purchase a SAFE for $5.0 million. SomaLogic received the $5.0 million from Novartis Pharma AG in February 2020 and, as a result, Novartis was issued 737,463 shares of Series A preferred stock in connection with the Series A preferred stock financing. SomaLogic received the aggregate purchase price in cash in December 2020 for the issuance of the remaining 4,387,904 shares of Series A preferred stock to Novartis Pharma AG.

Twelfth Amended and Restated Stockholders Rights Agreement

In connection with SomaLogic’s Series A preferred stock financing, SomaLogic entered into a Twelfth Amended and Restated Stockholders Rights Agreement containing registration rights, preemptive rights, voting rights and rights of first refusal, among other things, with holders of SomaLogic’s Series A preferred stock and certain holders of its common stock.

Side Letters and Letter Agreements

In connection with SomaLogic’s Series A preferred stock financing, SomaLogic entered into a series of side letters containing various degrees of additional investor rights with each of the following related parties of SomaLogic: Casdin Partners Master Fund, L.P., Madryn Health Partners, LP, Madryn Health Partners (Cayman Master), LP and Novartis Pharma AG.

Master Collaboration Agreement

On September 20, 2019, SomaLogic entered into a Master Collaboration Agreement (“MCA”) with Novartis Pharma AG, a Swiss company, pursuant to which the parties engage in collaborative research efforts to advance the study of proteomic medicine. Under the MCA, SomaLogic agreed to provide SomaScan® assay services to Novartis Pharma AG upon Novartis Pharma AG’s submission of samples to SomaLogic. Novartis Pharma AG is a related party because Novartis Pharma AG is a security holder of more than 5% of the issued and outstanding stock of SomaLogic. Under the MCA, Novartis Pharma AG is expected to pay SomaLogic between $250 and $400 per sample provided to SomaLogic for scan services, with a minimum sample requirement of 55,000 samples total in 2020 and 60,000 samples total in 2021. The total values to SomaLogic of these commitments of Novartis Pharma AG to submit samples equal, at a minimum, approximately $13,750,000 and $15,000,000, respectively. The actual payment made by Novartis Pharma AG in 2020 was $13,768,045.

Independent Contractor Services Agreement

On July 31, 2017, SomaLogic entered into an Independent Contractor Services Agreement (“ICSA”) with CIO Source, LLC (“CIO Source”), pursuant to which CIO Source provides management consulting services to SomaLogic under individual statements of work issued under the ICSA. CIO Source is a related party because Greg Sparks, who currently serves as Chief Information Officer of SomaLogic, is the current founder of CIO Source. During the year

2019, SomaLogic paid CIO Source $1,0173,113 under the ICSA. During the year 2020, SomaLogic paid CIO Source $1,024,827 under the ICSA. During the year 2021, as of April 28, 2021, SomaLogic has paid CIO Source $258,765 under the ICSA. The ICSA was terminated upon Mr. Spark’s acceptance of employment with SomaLogic.

Grant to Colorado Longitudinal Study

On March 18, 2019, SomaLogic committed to providing a grant of up to $1,000,000 (payable in ten biannual installments of $100,000) to the Colorado Longitudinal Study (“COLS”), a 501(c)(3) non-profit organization, in the form of executing a Corporate Founder Pledge Agreement with COLS. The purpose of the proceeds of the grant to support the goals of COLS in creating a biobank repository of biological samples collected annually from Colorado residents. The intent is for the samples to be studied by scientific researchers. COLS is a related party to SomaLogic because Lawrence Gold, who previously served as Chairman of the Board and a member of management of SomaLogic (until his resignation, effective November 20, 2020), is the current Chairman of the Board of Directors of COLS. SomaLogic granted $200,000 pursuant to the Corporate Founder Pledge Agreement during the fiscal year ended December 31, 2019 and granted $100,000 during the year ended December 31, 2020. As of December 31, 2020, $0.4 million of the $0.6 million remaining commitment is recorded in accrued liabilities and $0.2 million is recorded in other long-term liabilities.

Severance Agreement and First Amendment to Severance Agreement

SomaLogic entered into a severance agreement with Lawrence Gold, as amended effective December 4, 2020, providing for the terms and conditions of his continued service with SomaLogic. Pursuant to the agreement, Mr. Gold will serve as an employee of SomaLogic through the period ending on December 31, 2021, and during the period beginning on January 1, 2022, through June 30, 2023, Mr. Gold will serve as a consultant to SomaLogic pursuant to the terms of a consulting services agreement, in each case, unless Mr. Gold’s service is terminated earlier in accordance with the terms of the agreement. The agreement provides that, among other things, during the period that Mr. Gold serves as an employee, Mr. Gold will be (i) entitled to an annual base salary equal to $475,000, (ii) eligible for an annual incentive bonus equal to $200,000, with the actual amount paid based upon the achievement of certain performance metrics and (iii) entitled to salary continuation through December 31, 2021 in the event that SomaLogic terminates his employment other than for “cause” (as defined in the agreement), and other than in the event of his death or “disability” (as defined in the agreement), subject to Mr. Gold’s execution of a general release of claims in favor of SomaLogic. The agreement provides that, among other things, during the period that Mr. Gold serves as a consultant, Mr. Gold will be (i) entitled to a monthly payment equal to $39,583, (ii) for the 2022 calendar year, eligible for an annual incentive bonus equal to $200,000, with the actual amount paid based upon the achievement of certain performance metrics and (iii) entitled to a lump-sum payment in an amount equal to the remaining consulting fee through June 30, 2023 in the event that SomaLogic terminates his consultancy other than for cause, subject to Mr. Gold’s execution of a general release of claims in favor of SomaLogic.

In connection with the agreement, Mr. Gold resigned from the SomaLogic Board, effective November 20, 2020. Further, on December 4, 2020, the SomaLogic Board took action to fully accelerate the vesting of the stock options granted to Mr. Gold, and to provide that such stock options will remain outstanding for the duration of their term.

Executive Agreements

For a description of the employment agreements and compensation arrangements with our executive officers and directors, see the section titled “Executive Compensation Arrangements”.

Policies and Procedures for Related Party Transactions

Upon consummation of the Business Combination, the post-combination company will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which the post-combination company or its subsidiary was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to the post-combination company or its subsidiary as an employee, consultant or director will not be considered related person transactions under this policy. A “Related Person” means:

•        any person who is, or at any time during the applicable period was, one of the post-combination company’s officers or one of the post-combination company’s directors;

•        any person who is known by the post-combination company to be the beneficial owner of more than five percent (5%) of its voting stock; and

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock.

The post-combination company will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.

It is anticipated that under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of the post-combination company’s voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to the post-combination company’s audit committee (or to another independent body of the post-combination company Board) for review. To identify related person transactions in advance, the post-combination company expects to rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, the post-combination company’s audit committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:

•        the related person’s interest in the transaction;

•        the approximate dollar value of the amount involved in the transaction;

•        the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•        whether the transaction was undertaken in the ordinary course of business of the post-combination company;

•        whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to the post-combination company than terms that could have been reached with an unrelated third party;

•        the purpose of, and the potential benefits to the post-combination company of, the transaction; and

•        any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The post-combination company’s audit committee will approve only those transactions that it determines are fair to the post-combination company and in the post-combination company’s best interests.

Post-Business Combination Arrangements

In connection with the Business Combination, certain agreements were entered into or will be entered into pursuant to the Merger Agreement. These agreements include:

•        Amended and Restated Registration Rights Agreement (please see the section entitled “Summary of the Proxy Statement/Prospectus — Related Agreements — Amended and Restated Registration Rights Agreement”);

•        Forfeiture Agreement (please see the section entitled “Summary of the Proxy Statement/Prospectus — Related Agreements — Forfeiture Agreement”);

•        Lock-Up Agreement (please see the section entitled “Summary of the Proxy Statement/Prospectus — Related Agreements — Lock-Up Agreement”);

•        Stockholder Support Agreement (please see the section entitled “Summary of the Proxy Statement/Prospectus — Related Agreements — Stockholder Support Agreement”);

•        Sponsor Support Agreement (please see the section entitled “Summary of the Proxy Statement/Prospectus — Related Agreements — Sponsor Support Agreement”); and

Indemnification Agreements

Our Current Charter contains provisions limiting the liability of directors, and our bylaws, provide that the post-combination company will indemnify each of its directors to the fullest extent permitted under Delaware law. Our Current Charter and bylaws also provide our Board with discretion to indemnify officers and employees when determined appropriate by the post-combination company’s board of directors.

The post-combination company intends to enter into new indemnification agreements with each of its directors and executive officers and certain other key employees. The indemnification agreements will provide that the post-combination company will indemnify each of its directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of the post-combination company’s directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our charter and the post-combination company’s bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, the post-combination company will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Policies and Procedures for Related Party Transactions

The post-combination company intends to adopt a new written related party transaction policy to be effective upon the completion of the Business Combination. The policy will provide that officers, directors, holders of more than 5% of any class of the post-combination company’s voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the post-combination company without the prior consent of the audit committee, or other independent members of the post-combination company’s board of directors in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for the post-combination company to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration, and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

All of the transactions described in this section were entered into prior to the adoption of this policy.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

The Company

Market Price and Ticker Symbol

The Company’s units, common stock and warrants are currently listed on Nasdaq under the symbols “CMIIU”, “CMII” and “CMIIW”, respectively.

On March 26, 2021, the trading date before the public announcement of the Business Combination, the Company’s units closed at $11.64. On such date, the Company common stock and warrants did not trade separately. On [•], 2021, the trading date immediately prior to the date of this proxy statement/prospectus, the Company’s units, common stock and warrants closed at $[•], $[•] and $[•], respectively.

Holders

As of [•], 2021 there was [•] holder of record of our units, [•] holders of record of our common stock, and [•] holders of record of our warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the post-combination company’s board of directors at such time. We currently expect that the post-combination company will retain future earnings to finance operations and grow its business, and we do not expect the post-combination company to declare or pay cash dividends for the foreseeable future.

SomaLogic

There is no public market for shares of SomaLogic stock.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the CMLS II Class A common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of CMLS II as of December 31, 2020, and for the period from December 15, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statement of CMLS II as of February 25, 2021, included in this proxy statement/prospectus has been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of SomaLogic, Inc. at December 31, 2020 and 2019, and for the years then ended, included in the Proxy Statement of CM Life Sciences II Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, CMLS II and the service provider(s) that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, CMLS II will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that CMLS II deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify CMLS II of their requests by writing CMLS II at its principal executive offices at 667 Madison Avenue, New York, New York 10065, or by telephone at (212) 474-6745.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the post-combination company Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the post-combination company Bylaws provide that the stockholder must give timely notice in written form to the post-combination company’s Corporate Secretary and provide any updates or supplements to such notice at the times and in the forms required by the post-combination company Bylaws. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 70 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed and not earlier than 120 days prior to the date of the annual meeting in the case of notice of nomination of directors.

Any notice must include the following information: (i) the name and address of such Proposing Person (as defined in the post-combination company Bylaws) (including, if applicable, the name and address that appear on the post-combination company’s books and records); (ii) the class(es) and series and number of shares of the post-combination company that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person will in all events be deemed to beneficially own any shares of any class or series of the post-combination company as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future; (iii) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of the post-combination company; (iv) any rights to dividends on the shares of any class or series of shares of the post-combination company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the post-combination company; (v) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the post-combination company or any of its officers or directors, or any affiliate of the post-combination company; (vi) any other material relationship between such Proposing Person, on the one hand, and the post-combination company and any affiliate of the post-combination company, on the other hand; (vii) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the post-combination company or any affiliate of the post-combination company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (viii) a representation that such stockholder is a holder of record of stock of the post-combination company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; (ix) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the post-combination company’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (x) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act.

Any notice relating to the nomination of directors must include the following information: (A) as to each proposed nominee, (i) such person’s name, age, business address and, if known, residence address; (ii) such person’s principal occupation or employment; (iii) the class(es) and series and number of shares of stock of the post-combination company that are, directly or indirectly, owned, beneficially or of record, by such person; (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (1) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (2) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant; and (v) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act; and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner; (ii) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner; (iii) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s); (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the post-combination company; (v) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (vi) a representation that such stockholder is a holder of record of stock of the post-combination company entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and (vii) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the post-combination company outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (2) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials).

A Proposing Person must update and supplement its notice to the post-combination company, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement must be delivered to, or mailed and received by, the Corporate Secretary of the post-combination company at the principal executive offices of the post-combination company not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof).

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the CMLS II Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of [•], [•]. Following the Business Combination, such communications should be sent to SomaLogic, 2945 Wilderness Place, Boulder, Colorado 80301. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the transaction or the proposals to be presented at the Special Meeting, you should contact the Company at the following address and telephone number:

c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065
Telephone: (212) 474-6745
Attn: Eli Casdin
Email: Eli@casdincapital.com

You may also obtain these documents by requesting them in writing or by telephone from the Company’s proxy solicitation agent at the following address and telephone number:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Stockholders Call (toll-free): (866) 864-7961
Banks and Brokers Call: (212) 269-5550
Email: CMII@dfking.com

If you are a stockholder of the Company and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to the Company has been supplied by the Company, and all such information relating to SomaLogic has been supplied by SomaLogic. Information provided by either the Company or SomaLogic does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of the Company for the Special Meeting. We have not authorized anyone to give any information or make any representation about the transaction, the Company or SomaLogic that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

SomaLogic, Inc.

Unaudited Condensed Consolidated Financial Statements of SomaLogic
Condensed Consolidated Balance Sheets as of March 31, 2021 (unaudited) and December 31, 2020	F-48
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021 and 2020 (unaudited)	F-49
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity for the three months ended March 31, 2021 and 2020 (unaudited)	F-50
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020 (unaudited)	F-51
Notes to Condensed Consolidated Financial Statements (unaudited)	F-52

CM LIFE SCIENCES II INC.
CONDENSED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(unaudited)	(audited)
Assets:
Current Assets:
Cash	$1,592,055	$—
Prepaid Expenses	180,941	—
Total current assets	1,772,996	—
Deferred offering costs	—	72,202
Cash and Investments held in Trust Account	276,002,571	—
Total Assets	$277,775,567	$72,202

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued offering costs and expenses	$302,000	$48,340
Total current liabilities	302,000	48,340
Deferred underwriting fee	9,660,000	—
Warrant liability	42,258,665	—
Total liabilities	52,220,665	48,340

Commitments
Class A common stock subject to possible redemption, 22,055,490 and 0 shares at redemption value at March 31, 2021 and December 31, 2020, respectively	220,554,900	—

Stockholders’ Equity:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 5,544,510 and 0 shares issued and outstanding (excluding 22,055,490 and 0 shares subject to possible redemption) at March 31, 2021 and December 31, 2020, respectively	554	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 6,900,000 shares issued and outstanding at March 31, 2021 and December 31, 2020(1)	690	690
Additional paid-in capital	31,411,152	24,310
Retained earnings (accumulated deficit)	(26,412,394)	(1,138)
Total stockholders’ equity	5,000,002	23,862
Total Liabilities and Stockholders’ Equity	$277,775,567	$72,202

____________

(1)      Shares at December 31, 2020 included up to 900,000 founder shares which were subject to forfeiture by the Sponsor if over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
UNAUDITED CONDENSED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2021
Operating costs	$57,619
Loss from Operations	(57,619)

Other income:
Interest earned on cash and marketable securities held in Trust Account	2,571
Offering costs allocated to warrants	(504,743)
Change in fair value of warrant liability	(25,851,465)
Total other income	(26,353,637)
Net loss	$(26,411,256)
Weighted average shares outstanding of Class A common stock, basic and diluted	27,600,000
Basic and diluted net loss per share, Class A	$—
Weighted average shares outstanding of Class B common stock, basic and diluted	6,294,231
Basic and diluted net loss per share, Class B	$(4.20)

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
THREE MONTHS ENDED MARCH 31, 2021
(UNAUDITED)

	Class A Common stock		Class B Common stock(1)		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2021	—	$—	6,900,000	$690	$24,310	$(1,138)	$23,862
Sale of 27,600,000 Units, net of underwriting discount, offering expenses and fair value of public warrants	27,600,000	2,760	—	—	251,939,536	—	251,942,296
Net income (loss)	—	—	—	—	—	(26,411,256)	(26,411,256)
Class A common stock subject to possible redemption	(22,055,490)	(2,206)	—	—	(220,552,694)	—	(220,554,900)
Balance as of March 31, 2021 (unaudited)	5,544,510	$554	6,900,000	$690	$31,411,152	$(26,412,394)	$5,000,002

____________

(1)      Shares at January 1, 2021 included up to 900,000 founder shares which were subject to forfeiture by the Sponsor if over-allotment option was not exercised in full or in part by the underwriters (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
CONDENSED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 2021
(UNAUDITED)

For the Three Months Ended March 31, 2021
Cash flows from operating activities:
Net loss	$(26,411,256)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,571)
Offering costs allocated to warrants	504,743
Change in fair value of warrant liability	25,851,465
Changes in operating assets and liabilities:
Prepaid assets	(180,941)
Accrued expenses	(1,138)
Net cash used in operating activities	(239,698)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(276,000,000)
Net cash used in investing activities	(276,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriters’ fees	270,480,000
Proceeds from issuance of Private Placement Warrants	7,520,000
Payment of offering costs	(168,247)
Net cash provided by financing activities	277,831,753
Net change in cash	1,592,055
Cash, beginning of period	—
Cash, end of the period	$1,592,055

Supplemental disclosure of non-cash financing activities:
Initial value of Class A common stock subject to possible redemption	$220,554,900
Deferred underwriters’ discount payable charged to additional paid-in capital	$9,660,000

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

CM Life Sciences II Inc. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on December 15, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

As of March 31, 2021, the Company had not commenced any operations. All activity through March 31, 2021 relates to the Company’s formation and the Initial Public Offering (“IPO”) which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO.

The registration statement for the Company’s IPO was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 22, 2021 (the “Effective Date”). On February 25, 2021, the Company consummated the IPO of 27,600,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), including 3,600,000 Units issued pursuant to the full exercise of the underwriters’ over-allotment option, at $10.00 per Unit, generating gross proceeds of $276,000,000, which is discussed in Note 3. Each Unit consists of one share of Class A common stock, and one-fifth of one redeemable warrant to purchase one share of Class A common stock at a price of $11.50 per whole share.

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,013,333 Private Placement Warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, in a private placement to the Company’s Sponsor, CMLS Holdings II LLC, a Delaware limited liability company (the “Sponsor”) and the Company’s independent directors, generating gross proceeds of $7,520,000, which is discussed in Note 4.

Transaction costs of the IPO amounted to $15,675,247 consisting of $5,520,000 of underwriting discount, $9,660,000 of deferred underwriting discount, and $495,247 of other offering costs.

Following the closing of the IPO on February 25, 2021, $276,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO, including the proceeds from the sale of the Private Placement Warrants, was deposited in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company does not complete an initial Business Combination within 24 months from the closing of the IPO or during any Extension Period, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination within 24 months from the closing of the IPO or during any Extension Period or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will have 24 months from the closing of the IPO to complete the initial Business Combination (the “Combination Period”) or during any extended period of time that it may have to consummate an initial business combination as a result of an amendment to its amended and restated certificate of incorporation (the “Extension Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period or during any Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s officers and directors have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold if the Company fails to complete the initial Business Combination within the Combination Period or during any Extension Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period, and (iv) vote any founder shares held by them and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company will enter into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Liquidity and Capital Resources

As of March 31, 2021, the Company had approximately $1.6 million in its operating bank account, and working capital of approximately $1.5 million.

The Company’s liquidity needs up to February 25, 2021 had been satisfied through a capital contribution from the Sponsor of $25,000 (see Note 5) for the founder shares and access to a loan under an unsecured promissory note from the Sponsor of $300,000 (see Note 5). Subsequent to the consummation of the IPO, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, provide us working capital loans. As of March 31, 2021, there were no amounts outstanding under any working capital loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, we will be using these funds held outside of the Trust Account for paying

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Merger Agreement

On March 28, 2021, the Company entered into the Merger Agreement with SomaLogic, Inc., a Delaware corporation (“SomaLogic”) and S-Craft Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”). Pursuant to the terms of the Merger Agreement the Company will acquire SomaLogic through the merger of Merger Sub with and into SomaLogic, with SomaLogic surviving as a wholly owned subsidiary of the Company (the “Merger”). In connection with the Merger, the Company will be renamed. The Business Combination was approved by the boards of directors of each of the Company and SomaLogic. The Business Combination is expected to close in the third quarter of 2021, following the receipt of the required approval by the stockholders of each of SomaLogic and of the Company and the satisfaction of certain other customary closing conditions.

At the effective time of the Merger (the “Effective Time”), each share of SomaLogic’s common stock, par value $0.01 per share, and preferred stock, par value $0.01 per share (collectively, the “SomaLogic Capital Sock”) issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed, for all purposes, to represent the right to receive a portion of the total consideration, with each stockholder of SomaLogic entitled to receive the following:

(a)     if such stockholder has made a cash election, as set forth and in accordance with the terms of the Merger Agreement, such stockholder shall receive a portion of the specified aggregate amount of cash consideration payable under the terms of the Merger Agreement (such aggregate amount not to exceed $50,000,000) and pursuant to the terms of such stockholder’s cash election; and

(b)    a number of shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”) equal to the quotient of: (i) (A) the product of (x) such stockholder’s total shares of SomaLogic Capital Stock multiplied by (y) the per share amount calculated in accordance with the Merger Agreement minus (B) the amount of cash payable to such stockholder pursuant to its cash election, if any, divided by (ii) $10.00.

In addition, at the Effective Time, each outstanding option to purchase SomaLogic Capital Stock will roll over into options to purchase Class A Common Stock, as further set forth in and in accordance with the terms of the Merger Agreement.

In addition to the payment of cash, issuance of Class A Common Stock and rollover of other SomaLogic equity awards described above, as of the Effective Time, if at any time between the 13-month anniversary of the Closing and the 24-month anniversary of the Closing (inclusive of the first and last day of such period, the “Earn-Out Period”), the volume-weighted average closing price of the Class A Common Stock for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination is greater than or equal to $20.00 during the Earn-Out Period, then the Company will issue or cause to be issued to each SomaLogic stockholder, in accordance with such SomaLogic stockholder’s respective pro rata share, and certain employees or individual service providers of SomaLogic (the “Earn-Out Service Providers”), in accordance with the terms of their respective award agreements, 5,000,000 shares of Class A Common Stock, upon the terms and subject to the conditions set forth in the Merger Agreement and the other Transaction Agreements

The Merger Agreement allows the parties to terminate the Merger Agreement if certain customary conditions described in the Merger Agreement are not satisfied, including, without limitation, each party’s right to terminate, subject to certain limited exceptions, if the Business Combination is not consummated by December 31, 2021. If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of a willful and intentional breach of the Merger Agreement or intentional fraud in the making of the representations and warranties in the Merger Agreement.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that it could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At March 31, 2021, the assets held in the Trust Account were held in money market funds which only invest in U.S. government treasury obligations. During the three months ended March 31, 2021, the Company did not withdraw any of the interest income from the Trust Account to pay its tax obligations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Warrant Liabilities

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 2, Note 4, Note 5, and Note 9) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Condensed Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Condensed Statement of Operations in the period of change.

Offering Costs Associated with the IPO

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the IPO that were directly related to the IPO.  Offering costs are allocated to the separable financial instruments issued in the IPO based on a relative fair value basis, compared to total proceeds received.  Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations operations in the amount of $504,743 for the three months ended March 31, 2021.  Offering costs associated with the Class A common stock were charged to stockholders’ equity upon the completion of the IPO.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable shares of Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s shares of Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at March 31, 2021, 22,055,490 shares of Class A common stock subject to possible redemption were presented as temporary equity, outside of the stockholders’ equity section of the Company’s unaudited condensed balance sheet.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. The deferred tax assets were deemed to be de minimis as of March 31, 2021 and December 31, 2020.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income tax examinations by major taxing authorities since inception. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be de minimis for the three months ended March 31, 2021.

Net Income Per Common Share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the IPO and Private Placement to purchase an aggregate of 10,533,333 shares of Class A common stock in the calculation of diluted loss per common stock, since they are not yet exercisable.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Reconciliation of Net Income (Loss) per Common share

The Company’s condensed statement of operations includes a presentation of loss per share for common stock subject to redemption in a manner similar to the two-class method of income (loss) per share. Accordingly, basic and diluted income per common share of Class A common stock and Class B common stock is calculated as follows:

Three Months Ended March 31, 2021
Net Income per share for Class A common stock:
Interest income earned on investments held in the Trust Account	$2,571
Less: Interest income available to the Company for taxes	—
Adjusted net income	$2,571

Weighted average shares outstanding of Class A common stock	27,600,000
Basic and diluted net income per share, Class A common stock	$0.00

Net Loss per share for Class B common stock:
Net Loss	$(26,411,256)
Less: Income attributable to Class A common stock	(2,571)
Adjusted net loss	$(26,413,827)

Weighted average shares outstanding of Class B common stock	6,294,231
Basic and diluted net loss per share, Class B common stock	$(4.20)

Fair Value of Financial Instruments

The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1 —  Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —  Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —  Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 8 for additional information on assets and liabilities measured at fair value.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Public Units

On February 25, 2021, the Company sold 27,600,000 Units, at a purchase price of $10.00 per Unit, generating gross proceeds of $276,000,000. Each Unit consists of one share of Class A common stock, and one-fifth of one redeemable warrant to purchase one share of Class A common stock (the “Public Warrants”).

Public Warrants

Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described adjacent to “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described adjacent to the caption “Redemption of warrants when the price per share of Class A common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Initial Public Offering (cont.)

required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemptions of warrants when the price per share of Class A common stock equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

Redemptions of warrants when the price per share of Class A common stock equals or exceeds $10.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described below;

•        if, and only if, the closing price equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Company’s Class A common stock shall mean the volume weighted average price of the Company’s Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and the Company’s independent directors purchased an aggregate of 5,013,333 Private Placement Warrants at a price of $1.50 per warrant, for an aggregate purchase price of $7,520,000. The Sponsor has purchased 4,346,669 warrants, and each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake (and/or one or more entities controlled by them) purchased 166,666 warrants.

The Private Placement Warrants are identical to the warrants sold in the IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company (except as described herein), (ii) may not (including the Class A common stock issuable upon exercise of

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement (cont.)

these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO

Note 5 — Related Party Transactions

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B common stock, par value $0.0001 (the “Founder Shares”). In January and February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake. On February 22, 2021, the Company effected a 1:1.2 stock split of the Class B common stock, resulting in our sponsor holding an aggregate of 6,800,000 Founder Shares and there being an aggregate of 6,900,000 Founder Shares outstanding (see Note 7), including up to 900,000 Founder Shares which were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on February 25, 2021, none of the Class B shares were forfeited.

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees (the “lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (i) the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

On March 28, 2021, the Sponsor entered into a Sponsor Forfeiture Agreement (the “Forfeiture Agreement”) with SomaLogic and the Company, whereby Sponsor has agreed, subject to certain limitations and in accordance with the terms of the Forfeiture Agreement, to forfeit up to 33% of its shares of class B common stock of the Company, such actual amount tied to actual exercise of redemption rights by the Company stockholders in connection with the Business Combination, as more fully described in the Forfeiture Agreement.

Promissory Note — Related Party

On December 17, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. This loan was non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the IPO. No amounts were ever borrowed under the promissory note.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of March 31, 2021 and December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Note 6 — Commitments and Contingencies

Forward Purchase Agreements

On February 22, 2021, the Company entered into separate forward purchase agreements with affiliates of the Sponsor, Casdin Capital, LLC (“Casdin”) and Corvex Management LP (“Corvex”), in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by each of Casdin and Corvex, respectively (collectively, their “Clients”), pursuant to which, subject to the conditions described below, they will cause the Clients to purchase from the Company up to an aggregate amount of 7,500,000  shares of Class A common stock, or the forward purchase shares, for $10.00 per forward purchase share, or an aggregate amount of up to $75,000,000, in a private placement that will close concurrently with the closing of a Business Combination. The amount of forward purchase shares sold pursuant to the forward purchase agreements will be determined in the Company’s discretion based on the Company’s need for additional capital to consummate a Business Combination. Under each forward purchase agreement, the Company is required to approach Casdin and Corvex if it proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities in connection with a Business Combination. The respective obligations of Casdin and Corvex to purchase forward purchase shares will, among other things, be conditioned on the Company completing a Business Combination with a company engaged in a business that is within the investment objectives of the Clients purchasing forward purchase shares and on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to such Clients as determined by Casdin or Corvex, as relevant, as investment advisors on behalf of such Clients. Each of Casdin and Corvex will have the right to transfer a portion of its purchase obligation under the forward purchase agreement to third parties, subject to compliance with applicable securities laws. To the extent that the Company obtains alternative financing to fund the initial business combination and the Clients participate in such financing, the aggregate commitment under the forward purchase agreement will be reduced by the amount of such alternative financing.

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the IPO, (ii) Private Placement Warrants which will be issued in a private placement simultaneously with the closing of the IPO and the shares of Class A common stock underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans and (iv) any Forward Purchase Shares that are issued in a private placement simultaneously with the closing of the initial Business Combination, will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

Underwriting Agreement

The underwriter had a 45-day option from the date of the IPO to purchase up to an aggregate of 3,600,000 additional Units at the public offering price less the underwriting commissions to cover over-allotments, if any. On February 25, 2021, the underwriters fully exercised the over-allotment option to purchase 3,600,000 Units, and was paid an underwriting discount in aggregate of $5,520,000.

Additionally, the underwriters are entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the IPO or $9,660,000 in the aggregate. The deferred fee will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial Business Combination, subject to the terms of the underwriting agreement.

Note 7 — Stockholders’ Equity

Preference Shares — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common stock — The Company is authorized to issue a total of 380,000,000 shares of Class A common stock at par value of $0.0001 each. At March 31, 2021 and December 31, 2020, there were 5,544,510 and 0 shares issued and outstanding, excluding 22,055,490 and 0 shares subject to possible redemption, respectively.

Class B Common stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. At March 31, 2021 and December 31, 2020, there were 6,900,000 shares issued and outstanding. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The shares of Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including any Forward Purchase Shares), excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	March 31, 2021	Quoted Prices In Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets:
U.S. Money Market held in Trust Account	$276,002,571		$276,002,571		$—	$—

Liabilities:
Public Warrant Liability	$16,891,200	$		$		$16,891,200
Private Warrant Liability	25,367,465					25,367,465
	$42,258,665		$—		$—	$42,258,665

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Consolidated Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Consolidated Statement of Operations.

The Company established the initial fair value for the Warrants on February 25, 2021, the date of the Company’s IPO, and the subsequent remeasurement of fair value on March 31, 2021, using a Monte Carlo simulation model for the Private Placement Warrants and the Public Warrants. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs. The following table presents the changes Level 3 liabilities for the three month period ended March 31, 2021:

Fair Value at January 1, 2021	$—
Initial fair value of public and private warrants	25,681,866
Change in fair value of public and private warrants	16,576,799
Fair Value at March 31, 2021	$42,258,665

The key inputs into the Monte Carlo simulation as of March 31, 2021 were as follows:

Inputs	Public Warrants	Private Warrants
Risk-free interest rate	1.02%	1.02%
Expected term (years)	5.42	5.42
Expected volatility	24.2%	42.5%
Stock price	$12.19	$12.19

The key inputs into the Monte Carlo simulation as of February 25, 2021 were as follows:

Inputs	Public Warrants	Private Warrants
Risk-free interest rate	0.92%	0.92%
Expected term (years)	5.52	5.52
Expected volatility	23.7%	42.6%
Stock price	$9.68	$9.68

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
CM Life Sciences II Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CM Life Sciences II Inc. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from December 15, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from December 15, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York
February 24, 2021

CM LIFE SCIENCES II INC.
BALANCE SHEET
DECEMBER 31, 2020

Assets
Deferred offering costs	$72,202
Total Assets	$72,202

Liabilities and Stockholder’s Equity
Accrued offering costs and expenses	$48,340
Total current liabilities	48,340

Commitments and Contingencies

Stockholder’s Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 6,900,000 shares issued and outstanding(1)(2)	690
Additional paid-in capital	24,310
Accumulated deficit	(1,138)
Total stockholder’s equity	23,862
Total Liabilities and Stockholder’s Equity	$72,202

____________

(1)      Includes up to 900,000 shares of Class B common stock subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)      The shares and the associated amounts have been retroactively restated to reflect a 1:1.2 stock split of our Class B common stock, resulting in an aggregate of 6,900,000 shares of Class B common stock outstanding (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM DECEMBER 15, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Formation and operating costs	$1,138
Net loss	$(1,138)

Basic and diluted weighted average Class B common stock outstanding(1)(2)	6,000,000

Basic and diluted net loss per Class B common share	$(0.00)

____________

(1)      Excludes an aggregate of up to 900,000 shares of Class B common stock subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)      The shares and the associated amounts have been retroactively restated to reflect a 1:1.2 stock split of our Class B common stock, resulting in an aggregate of 6,900,000 shares of Class B common stock outstanding (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM DECEMBER 15, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance as of December 15, 2020 (inception)	—	$—	$—	$—	$—
Class B common stock issued to Sponsor(1)(2)	6,900,000	690	24,310	—	25,000
Net loss	—	—	—	(1,138)	(1,138)
Balance as of December 31, 2020	6,900,000	$690	$24,310	$(1,138)	$23,862

____________

(1)      Includes up to 900,000 shares of Class B common stock subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)      The shares and the associated amounts have been retroactively restated to reflect a 1:1.2 stock split of our Class B common stock, resulting in an aggregate of 6,900,000 shares of Class B common stock outstanding (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 15, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(1,138)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in current assets and liabilities:
Accrued expenses	1,138
Net cash used in operating activities	—

Net change in cash	—

Cash, beginning of the period	—
Cash, end of the period	$—

Supplemental disclosure of cash flow information:
Deferred offering costs paid by Sponsor in exchange for issuance of Class B common stock	$25,000
Deferred offering costs included in accrued offering costs	$47,202

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

CM Life Sciences II Inc. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on December 15, 2020. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from December 15, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is CMLS Holdings II LLC, a Delaware limited liability company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 24,000,000 units at $10.00 per unit (the “Units”) (or 27,600,000 units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of 4,533,333 warrants (or 5,013,333 warrants if the underwriters’ over-allotment option is exercised in full) (the “Private Placement Warrants”), each exercisable to purchase one Class A common stock at $11.50 per share, at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including proceeds of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the Proposed Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company does not complete an initial Business Combination within 24 months from the closing of the Proposed Public Offering or during any Extension Period, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination within 24 months from the closing of the Proposed Public Offering or during any Extension Period or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 24 months from the closing of the Proposed Public Offering to complete the initial Business Combination (the “Combination Period”) or during any extended period of time that it may have to consummate an initial business combination as a result of an amendment to its amended and restated certificate of incorporation (the “Extension Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period or during any Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s officers and directors have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold if the Company fails to complete the initial Business Combination within the Combination Period or during any Extension Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period, and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company will enter into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations (cont.)

per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the date of issuance of these financial statements.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimates, could change in the near term due to one or more future confirming events.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common stock outstanding during the period, excluding common stock subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 900,000 Class A common shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 5). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the period presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be immaterial for the period from December 15, 2020 (inception) through December 31, 2020. The Company’s deferred tax assets were deemed to be de minimis as of December 31, 2020.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 24,000,000 Units, (or 27,600,000 Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-fifth of one redeemable warrant. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the Proposed Public Offering, and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

Note 4 — Private Placement

The Sponsor and the Company’s independent director nominees have severally agreed to purchase an aggregate of 4,533,333 Private Placement Warrants (or 5,013,333 warrants if the underwriters’ over-allotment option is exercised in full) at a price of $1.50 per warrant, for an aggregate purchase price of $6,800,000, or $7,520,000 if the underwriters’ over-allotment option is exercised in full. The Sponsor has committed to purchase 3,866,669 warrants (or 4,346,669 warrants if the underwriters’ over-allotment option is exercised in full), and each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake (and/or one or more entities controlled by them) has committed to purchase 166,666 warrants. The Private Placement Warrants will be identical to the warrants sold in the Proposed Public Offering except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company (except as described herein), (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the Proposed Public Offering.

Note 5 — Related Party Transactions

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B common stock, par value $0.0001 (the “Founder Shares”). In January and February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake. On February 22, 2021, the Company effected a 1:1.2 stock split of the Class B common stock, resulting in our sponsor holding an aggregate of 6,800,000 Founder Shares and there being an aggregate of 6,900,000 Founder

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

Shares outstanding (see Note 8). All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split. Up to 900,000 Founder Shares are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised.

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees (the “lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (i) the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Promissory Note — Related Party

On December 17, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering. These loans are non-interest bearing, unsecured and are due at the earlier of March 31, 2021, or the closing of the Proposed Public Offering. The loan will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds. As of December 31, 2020, the Company had no borrowings under the promissory note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of December 31, 2020, the Company had no borrowings under the Working Capital Loans.

Note 6 — Commitments & Contingencies

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Proposed Public Offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Forward Purchase Agreements

The Company intends to enter into separate forward purchase agreements with affiliates of the Sponsor, Casdin Capital, LLC (“Casdin”) and Corvex Management LP (“Corvex”), in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by each of Casdin and Corvex, respectively (collectively, their “Clients”), pursuant to which, subject to the conditions described below, they will cause the Clients

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments & Contingencies (cont.)

to purchase from the Company up to an aggregate amount of 7,500,000 shares of Class A common stock, or the forward purchase shares, for $10.00 per forward purchase share, or an aggregate amount of up to $75,000,000, in a private placement that will close concurrently with the closing of a Business Combination. The amount of forward purchase shares sold pursuant to the forward purchase agreements will be determined in the Company’s discretion based on the Company’s need for additional capital to consummate a Business Combination. Under each forward purchase agreement, the Company is required to approach Casdin and Corvex if it proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities in connection with a Business Combination. The respective obligations of Casdin and Corvex to purchase forward purchase shares will, among other things, be conditioned on the Company completing a Business Combination with a company engaged in a business that is within the investment objectives of the Clients purchasing forward purchase shares and on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to such Clients as determined by Casdin or Corvex, as relevant, as investment advisors on behalf of such Clients. Each of Casdin and Corvex will have the right to transfer a portion of its purchase obligation under the forward purchase agreement to third parties, subject to compliance with applicable securities laws. To the extent that we obtain alternative financing to fund the initial business combination and the Clients participate in such financing, the aggregate commitment under the forward purchase agreement will be reduced by the amount of such alternative financing.

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the Proposed Public Offering, (ii) Private Placement Warrants which will be issued in a private placement simultaneously with the closing of the Proposed Public Offering and the shares of Class A common stock underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans and (iv) any Forward Purchase Shares that are issued in a private placement simultaneously with the closing of the initial Business Combination, will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The Company will grant the underwriters a 45-day option from the date of this Proposed Public Offering to purchase up to an additional 3,600,000 units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Proposed Public Offering, or $4,800,000 (or $5,520,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering upon the completion of the Company’s initial Business Combination.

Note 7 — Stockholders’ Equity

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there was no shares of Class A common stock issued or outstanding.

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

Class B common stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B common stock. On February 22, 2021, the Company effected a 1:1.2 stock split of the Class B common stock, resulting in there being an aggregate of 6,900,000 shares of Class B common stock issued and outstanding (see Note 8). All shares and the associated amounts as of December 31, 2020 have been retroactively restated to reflect the aforementioned stock split. Of the 6,900,000 shares of Class B common stock, an aggregate of up to 900,000 shares are subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the initial stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The shares of Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including any Forward Purchase Shares), excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Warrants — No warrants are currently outstanding. Each whole warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination (excluding any issuance of Forward Purchase Shares) at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

the $10.00 per share redemption trigger price described under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the Proposed Public Offering or 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”); and

•        if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” (as defined below) of the Company’s Class A common stock except as otherwise described below;

CM LIFE SCIENCES II INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

•        if, and only if, the closing price of the Company’s Class A common stock equals or exceeds $10.00 per public share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Company’s Class A common stock shall mean the volume weighted average price of the Company’s Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to February 24, 2021, the date that the financial statements were available to be issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

In January and February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake at their original per-share purchase price, for an aggregate of 100,000 Founder Shares transferred.

On February 22, 2021, the Company amended and restated its certificate of incorporation effecting a 1:1.2 stock split of the Class B common stock, resulting in the Sponsor holding an aggregate of 6,800,000 Founder Shares and there being an aggregate of 6,900,000 Founder Shares outstanding. All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CM Life Sciences II, Inc.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of CM Life Sciences II Inc. (the “Company”) as of February 25, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of February 25, 2021, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statement

As discussed in Note 2 to the financial statement, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the financial statement has been restated to correct the accounting and related disclosure for the warrants.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

May 14, 2021

CM LIFE SCIENCES II INC.

BALANCE SHEET

FEBRUARY 25, 2021

(As Restated)

Assets
Cash on hand	$1,884,888
Prepaid expenses	151,115
Total current assets	2,036,003
Cash Held in Trust Account	276,000,000
Total Assets	$278,036,003

Liabilities and Stockholders’ Equity
Accrued offering costs and expenses	$508,073
Total current liabilities	508,073
Deferred underwriters’ discount	9,660,000
Warrant liability	25,681,860
Total liabilities	35,849,933

Commitments
Class A Common Stock subject to possible redemption, 23,718,606 shares at redemption value	237,186,060

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A ordinary shares, $0.0001 par value; 380,000,000 shares authorized; 3,881,394 issued 33 and outstanding	388
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,900,000 shares issued and outstanding	690
Additional paid-in capital	14,780,158
Accumulated deficit	(9,781,226)
Total stockholders’ equity	5,000,010
Total Liabilities and Stockholders’ Equity	$278,036,003

The accompanying notes are an integral part of the balance sheet.

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 1 — Organization and Business Operations

CM Life Sciences II Inc. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on December 15, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any business combination target with respect to the Business Combination.

As of February 25, 2021, the Company had not commenced any operations. All activity for the period from December 15, 2020 (inception) through February 25, 2021 relates to the Company’s formation and the initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering.

The Company’s sponsor is CMLS Holdings II LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s initial public offering (the “IPO”) was declared effective on February 22, 2021 (the “Effective Date”). On February 25, 2021, the Company consummated the IPO of 27,600,000 units (the “Units”), including the issuance of 3,600,000 Units as a result of the underwriter’s exercise in full of its over-allotment option, at $10.00 per Unit, generating gross proceeds to the Company of $276,000,000, which is discussed in Note 4.

Simultaneously with the closing of the IPO, the Company consummated the sale of 5,013,333 warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, which is discussed in Note 5. Each warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, generating gross proceeds of $7,520,000, which is described in Note 5.

Transaction costs of the IPO amounted to $15,675,247 consisting of $5,520,000 of underwriting discount, $9,660,000 of deferred underwriting discount, and $495,247 of other offering costs.

Following the closing of the IPO on February 25, 2021, $276,000,000 (approximately $10.00 per Unit) from the net proceeds of the sale of the Units in the IPO, including the proceeds from the sale of the Private Placement Warrants, was deposited in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the Initial Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company does not complete an initial Business Combination within 24 months from the closing of the Initial Public Offering or during any Extension Period, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination within 24 months from the closing of the Initial Public Offering or during any Extension Period or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 1 — Organization and Business Operations (cont.)

The Company will have 24 months from the closing of the Initial Public Offering to complete the initial Business Combination (the “Combination Period”) or during any extended period of time that it may have to consummate an initial business combination as a result of an amendment to its amended and restated certificate of incorporation (the “Extension Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period or during any Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s officers and directors have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold if the Company fails to complete the initial Business Combination within the Combination Period or during any Extension Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period, and (iv) vote any founder shares held by them and any public shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company will enter into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Liquidity and Capital Resources

As of February 25, 2021, the Company had approximately $1.9 million in its operating bank account, and working capital of approximately $1.5 million.

The Company’s liquidity needs up to February 25, 2021 had been satisfied through a capital contribution from the Sponsor of $25,000 (see Note 6) for the founder shares and access to a loan under an unsecured promissory note from the Sponsor of $300,000 (see Note 6). In addition, in order to finance transaction costs in connection with a

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 1 — Organization and Business Operations (cont.)

Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 6). To date, there were no amounts outstanding under any Working Capital Loans.

Based on the foregoing, management believes that the Company has sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of this financial statement. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Restatement of Previously Issued Financial Statements

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a Business Combination. The terms described in the SEC Statement are common in SPACs and are similar to the terms contained in the warrant agreement, dated as of February 22, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). In response to the SEC Statement, the Company reevaluated the accounting treatment of (i) the 5,520,000 redeemable warrants (the “Public Warrants”) that were included in the Units issued by the Company in its IPO and (ii) the 5,013,333 redeemable warrants that were issued to the Company’s sponsor in a private placement that closed concurrently with the closing of the IPO (see Note 1, Note 4 and Note 5). The Company previously accounted for the Warrants as components of equity.

In further consideration of the guidance in Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging; Contracts in Entity’s Own Equity, the Company concluded that the terms of the Warrant Agreement preclude the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, management concluded that the Warrants should be recorded as derivative liabilities on the Balance Sheet and measured at fair value at issuance (on the date of the consummation of the IPO) and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Statement of Operations in the period of the change. In accordance with ASC 825-10 “Financial Instruments”, the Company has concluded that a portion of the transaction costs which directly related to the Initial Public Offering and the Private Placement, which were previously charged to stockholders’ equity, should be allocated to the Warrants based on their relative fair value against total proceeds, and recognized as transaction costs in the statement of operations.

Therefore, the Company, in consultation with its Audit Committee, concluded that it is appropriate to restate the Company’s previously issued balance sheet as of February 25, 2021, as previously reported in its Form 8-K.

The following table summarizes the impact to the balance sheet dated February 25, 2021, filed on Form 8-K on March 3, 2021 related to the impact of accounting for public and private warrants as liabilities at fair value resulted in a $25.7 million increase to the warrant liabilities line item on February 25, 2021 and offsetting decrease to the Class A common stock subject to redemption mezzanine equity line item. Transaction costs of the IPO of $504,743 were allocated to expense associated with the warrant liability, which is reflected in the change to the accumulated

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 2 — Restatement of Previously Issued Financial Statements (cont.)

deficit line. The liability associated with the Private Warrants in excess of the Private Placement proceeds resulted in a non-operating expense of $9,274,660, which is reflected in the change to the accumulated deficit line. There is no change to total stockholders’ equity at any reported balance sheet date.

	As of February 25, 2021
	As Previously Reported	Restatement Adjustment	As Restated
Total assets	$278,036,003	$—	$278,036,003
Liabilities and stockholders’ equity
Total current liabilities	$508,073	$—	$508,073
Stock warrant liabilities	—	25,681,860	25,681,860
Total liabilities	10,168,073	25,681,860	35,849,933
Class A common stock, $0.0001 par value; shares subject to possible redemption	262,867,920	(25,681,860)	237,186,060
Stockholders’ equity:
Preferred stock – $0.0001 par value	—	—	—
Class A common stock – $0.0001 par value	131	257	388
Class B common stock – $0.0001 par value	690	—	690
Additional paid-in-capital	5,001,012	9,779,146	14,780,158
Accumulated deficit	(1,823)	(9,779,403)	(9,781,226)
Total stockholders’ equity	5,000,010	—	5,000,010
Total liabilities and stockholders’ equity	$278,036,003	$—	$278,036,003

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 3 — Significant Accounting Policies (cont.)

statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimates, could change in the near term due to one or more future confirming events.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of February 25, 2021.

Cash Held in Trust Account

At February 25, 2021, the Company had $276,000,000 in cash held in the Trust Account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Warrant Liabilities

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 2, Note 4, and Note 5) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Statement of Operations in the period of change.

Common Stock Subject to Possible Redemption

The Company accounts for its shares of common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, shares of common stock are classified as stockholders’ equity. The Company’s

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 3 — Significant Accounting Policies (cont.)

common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1. Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering.  Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received.  Offering costs associated with warrant liabilities are expensed as incurred, presented as non-operating expenses in the statement of operations.  Offering costs associated with the Class A common stock were charged to stockholders’ equity upon the completion of the Initial Public Offering. Transaction costs of the IPO amounted to $15,675,247, of which $504,743 were allocated to expense associated with the warrant liability.

Fair Value of Financial Instruments

The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

See Note 9 for additional information on assets and liabilities measured at fair value.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 3 — Significant Accounting Policies (cont.)

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognitio and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of February 25, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The Company’s deferred tax assets were deemed to be de minimis as of February 25, 2021.

Note 4 — Initial Public Offering

Public Units

On February 25, 2021, the Company sold 27,600,000 Units at a purchase price of $10.00 per Unit, generating gross proceeds of $276,000,000. Each Unit consists of one share of Class A common stock, and one-fifth of one redeemable warrant (the “Public Warrants”).

The Company paid an underwriting fee at the closing of the IPO of $5,520,000. As of February 25, 2021, an additional fee of $9,660,000 (see Note 7) was deferred and will become payable upon the Company’s completion of an initial Business Combination. The deferred portion of the fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

Public Warrants

Each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Company’s sponsor or its affiliates, without taking into account any founder shares held by the sponsor or its affiliates, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described adjacent to “Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described adjacent to the caption “Redemption of warrants when the price per share of Class A common Stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable on the later of 12 months from the closing of the Initial Public Offering or 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 4 — Initial Public Offering (cont.)

with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Class A Common Stock Equals or Exceeds $18.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•        if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

Redemption of Warrants When the Price per Class A Common Stock Equals or Exceeds $10.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” of our Class A common stock (as defined below) except as otherwise described below;

•        if, and only if, the closing price equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Company’s Class A common stock shall mean the volume weighted average price of the Company’s Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 5 — Private Placement

The Sponsor and the Company’s independent directors have purchased an aggregate of 5,013,333 Private Placement Warrants at a price of $1.50 per warrant, for an aggregate purchase price of $7,520,000. The Sponsor has purchased 4,346,669 warrants, and each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake (and/or one or more entities controlled by them) has purchased 166,666 warrants. The Private Placement Warrants are identical to the warrants sold in the IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company (except as described herein), (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

Note 6 — Related Party Transactions

Founder Shares

On December 17, 2020, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain offering costs in consideration for 5,750,000 Class B common stock, par value $0.0001 (the “Founder Shares”). In January and February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Conroy, Mr. Cox, Dr. Kelly and Dr. Quake. On February 22, 2021, the Company effected a 1:1.2 stock split of the Class B common stock, resulting in our sponsor holding an aggregate of 6,800,000 Founder Shares and there being an aggregate of 6,900,000 Founder Shares outstanding (see Note 7), including up to 900,000 Founder Shares subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on February 25, 2021, none of the Class B shares were forfeited.

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees (the “lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (i) the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Promissory Note — Related Party

On December 17, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the IPO. This loan was non-interest bearing and payable on the earlier of March 31, 2021 or the completion of the IPO. No amounts were ever borrowed under the promissory note.

Related Party Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 6 — Related Party Transactions (cont.)

does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of February 25, 2021, the Company had no borrowings under the Working Capital Loans.

Note 7 — Commitments and Contingencies

Forward Purchase Agreements

The Company entered into separate forward purchase agreements with affiliates of the Sponsor, Casdin Capital, LLC (“Casdin”) and Corvex Management LP (“Corvex”), in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by each of Casdin and Corvex, respectively (collectively, their “Clients”), pursuant to which, subject to the conditions described below, they will cause the Clients to purchase from the Company up to an aggregate amount of 7,500,000  shares of Class A common stock, or the forward purchase shares, for $10.00 per forward purchase share, or an aggregate amount of up to $75,000,000, in a private placement that will close concurrently with the closing of a Business Combination. The amount of forward purchase shares sold pursuant to the forward purchase agreements will be determined in the Company’s discretion based on the Company’s need for additional capital to consummate a Business Combination. Under each forward purchase agreement, the Company is required to approach Casdin and Corvex if it proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities in connection with a Business Combination. The respective obligations of Casdin and Corvex to purchase forward purchase shares will, among other things, be conditioned on the Company completing a Business Combination with a company engaged in a business that is within the investment objectives of the Clients purchasing forward purchase shares and on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to such Clients as determined by Casdin or Corvex, as relevant, as investment advisors on behalf of such Clients. Each of Casdin and Corvex will have the right to transfer a portion of its purchase obligation under the forward purchase agreement to third parties, subject to compliance with applicable securities laws. To the extent that the Company obtains alternative financing to fund the initial business combination and the Clients participate in such financing, the aggregate commitment under the forward purchase agreement will be reduced by the amount of such alternative financing.

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the IPO, (ii) Private Placement Warrants which will be issued in a private placement simultaneously with the closing of the Initial Public Offering and the shares of Class A common stock underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans and (iv) any Forward Purchase Shares that are issued in a private placement simultaneously with the closing of the initial Business Combination, will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 7 — Commitments and Contingencies (cont.)

Underwriters Agreement

The underwriters are entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the IPO or $9,660,000 in the aggregate. The deferred fee will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial Business Combination, subject to the terms of the underwriting agreement.

Note 8 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of February 25, 2021, there were no preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue a total of 380,000,000 shares of Class A common stock at par value of $0.0001 each. At February 25, 2021, there were 3,881,394 shares of Class A Common Stock outstanding, excluding 23,718,606 shares of Class A common stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. As of February 25, 2021, there were 6,900,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The shares of Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including any Forward Purchase Shares), excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

CM LIFE SCIENCES II INC.

NOTES TO THE FINANCIAL STATEMENT

FEBRUARY 25, 2021

Note 9 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at February 25, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	February 25, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Public Warrants Liability	$8,887,200	$—	$—	$8,887,200
Private Placement Warrants Liability	16,794,660	—	—	16,794,660
	$25,681,860	$—	$—	$25,681,860

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Statement of Operations.

The Company established the initial fair value for the Warrants on February 25, 2021, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model for the Private Placement Warrants and the Public Warrants. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The key inputs into the Monte Carlo simulation as of February 25, 2021 were as follows:

	Public Warrants	Private Warrants
Inputs
Risk-free interest rate	0.92%	0.92%
Expected term (years)	5.52	5.52
Expected volatility	23.7%	42.6%
Stock price	$9.68	$9.68

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to May 14, 2021, the date that the financial statement was issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

SomaLogic, Inc.
Condensed Consolidated Balance Sheets
(unaudited)

(dollars in thousands, except for share and per share amounts)	As of March 31, 2021	As of December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$85,453	$164,944
Investments	115,384	39,954
Accounts receivable, net	14,894	17,449
Inventory	7,939	7,020
Deferred costs of services	1,086	1,450
Prepaid expenses and other current assets	1,602	1,158
Total current assets	226,358	231,975
Non-current inventory	5,754	6,024
Property and equipment, net	3,492	3,913
Other long-term assets	2,479	378
Total assets	$238,083	$242,290
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	9,539	7,064
Accrued liabilities	3,710	6,310
Deferred revenue	2,948	1,762
Deferred rent	155	238
Current portion of convertible debt	1,931	—
Current portion of long-term debt	3,245	2,423
Total current liabilities	21,528	17,797
Convertible debt	—	1,926
Long-term debt	31,894	32,326
Deferred revenue, net of current portion	3,152	3,415
Other long-term liabilities	1,006	909
Total liabilities	57,580	56,373
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.01 par value; 50,000,000 authorized at March 31, 2021 and December 31, 2020; 31,485,973 shares issued and outstanding at March 31, 2021 and December 31, 2020 (aggregate liquidation preference of $213,475 as of March 31, 2021 and December 31, 2020)	202,116	202,116
Stockholders’ deficit:
Class A common stock, $0.01 par value; 218,000,000 shares authorized at March 31, 2021 and December 31, 2020; no shares issued and outstanding at March 31, 2021 and December 31, 2020	—	—
Class B common stock, $0.01 par value; 218,000,000 shares authorized at March 31, 2021 and December 31, 2020; 74,166,739 and 73,481,228 shares issued at March 31, 2021 and December 31, 2020, respectively; 74,035,395 and 73,368,008 shares outstanding at March 31, 2021 and December 31, 2020, respectively	742	735
Treasury stock, at cost, 131,344 and 113,220 shares at March 31, 2021 and December 31, 2020, respectively	(408)	(352)
Additional paid-in capital	398,910	394,786
Accumulated other comprehensive loss	(7)	(2)
Accumulated deficit	(420,850)	(411,366)
Total stockholders’ deficit	(21,613)	(16,199)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$238,083	$242,290

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)

(dollars in thousands, except for share and per share amounts)	Three Months Ended March 31,
	2021	2020
Revenue:
Assay services revenue	$14,573	$5,490
Product revenue	193	342
Collaboration revenue	763	195
Other revenue	3,331	246
Total revenue	18,860	6,273
Operating expenses:
Cost of assay services revenue	6,155	4,096
Cost of product revenue	90	173
Research and development	8,118	8,517
Selling, general and administrative	12,809	9,550
Total operating expenses	27,172	22,336
Loss from operations	(8,312)	(16,063)
Other (expense) income:
Interest income and other, net	2	94
Interest expense	(1,174)	(1,610)
Total other expense	(1,172)	(1,516)
Net loss	(9,484)	(17,579)
Other comprehensive (loss) income:
Net unrealized loss on available-for-sale securities	(6)	(14)
Foreign currency translation gain (loss)	1	(4)
Total other comprehensive loss	(5)	(18)
Comprehensive loss	$(9,489)	$(17,597)
Net loss per share, basic and diluted	$(0.13)	$(0.24)
Weighted-average shares used to compute net loss per share, basic and diluted	73,617,247	72,554,477

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and
Stockholders’ (Deficit) Equity
(unaudited)

(dollars in thousands, except share amounts)	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Amount
Balance at December 31, 2019	—	$—	72,657,092	$727	$(347)	$378,364	$27	$(358,351)	$20,420
Issuance of Class B common stock upon exercise of options	—	—	21,500	—	—	38	—	—	38
Issuance of Class B common stock for services	—	—	—	—	—	115	—	—	115
Stock-based compensation	—	—	—	—	—	3,039	—	—	3,039
Surrender of shares in cashless exercise	—	—	—	—	(5)	—	—	—	(5)
Other comprehensive loss	—	—	—	—	—	—	(18)	—	(18)
Other		—		—	—	148	—	—	148
Net loss	—	—	—	—	—	—	—	(17,579)	(17,579)
Balance at March 31, 2020	—	$—	72,678,592	$727	$(352)	$381,704	$9	$(375,930)	$6,158
Balance at December 31, 2020	31,485,973	$202,116	73,481,228	$735	$(352)	$394,786	$(2)	$(411,366)	$(16,199)
Issuance of Class B common stock upon exercise of options	—	—	491,337	5	—	872	—	—	877
Issuance of Class B common stock for services	—	—	194,174	2	—	112	—	—	114
Stock-based compensation	—	—	—	—	—	3,140	—	—	3,140
Surrender of shares in cashless exercise	—	—	—	—	(56)	—	—	—	(56)
Other comprehensive loss	—	—	—	—	—	—	(5)	—	(5)
Net loss	—	—	—	—	—	—	—	(9,484)	(9,484)
Balance at March 31, 2021	31,485,973	$202,116	74,166,739	$742	$(408)	$398,910	$(7)	$(420,850)	$(21,613)

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

(dollars in thousands)	Three Months Ended March 31,
	2021	2020
Operating activities
Net loss	$(9,484)	$(17,579)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	703	688
Amortization of debt issuance costs, discounts and premiums	230	695
Amortization of premium (accretion of discount) on available-for-sale securities, net	55	(43)
Change in fair value of compound derivative liability	7	—
Provision for excess and obsolete inventory	31	376
(Recovery) provision for doubtful accounts	(4)	45
Stock-based compensation expense	3,252	3,154
Paid-in-kind interest	165	—
Other	5	51
Changes in operating assets and liabilities:
Accounts receivable	2,559	(1,244)
Inventory	(680)	(183)
Deferred costs of services	364	219
Prepaid expenses and other current assets	(444)	(872)
Other long-term assets	—	(15)
Accounts payable	1,020	3,218
Deferred revenue	923	(198)
Accrued and other liabilities	(2,593)	478
Net cash used in operating activities	(3,891)	(11,210)

Investing activities
Purchase of property and equipment	(192)	(130)
Purchase of available-for-sale securities	(77,990)	(2,240)
Proceeds from sales and maturities of available-for-sale securities	2,500	22,073
Net cash (used in) provided by investing activities	(75,682)	19,703

Financing activities
Payment of deferred transaction costs	(206)	—
Proceeds from SAFE agreement	—	5,000
Proceeds from exercise of stock options	823	33
Net cash provided by financing activities	617	5,033
Effect of exchange rates on cash, cash equivalents and restricted cash	(5)	(12)
Net (decrease) increase in cash, cash equivalents and restricted cash	(78,961)	13,514
Cash, cash equivalents and restricted cash at beginning of period	165,194	14,310
Cash, cash equivalents and restricted cash at end of period	$86,233	$27,824

Supplemental cash flow information:
Cash paid for interest	$763	$915

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	$90	$117
Surrender of shares in cashless exercise	56	5
Issuance of Class B common stock for services	112	115
Deferred transaction costs included in accounts payable	1,365	—

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$85,453	$27,574
Restricted cash included in other long-term assets	780	250
Total cash, cash equivalents and restricted cash at end of period	$86,233	$27,824

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

1. Description of Business and Basis of Presentation

Description of Business

SomaLogic, Inc. (“SomaLogic”, the “Company”, “we”, “us”, and “our”) was incorporated in the state of Delaware on October 13, 1999 and is headquartered in Boulder, Colorado. The Company operates as a protein biomarker discovery and clinical diagnostics company. We develop slow-offrate modified aptamers (“SOMAmers®”), which are modified nucleic acid-based protein binding reagents that are specific for their cognate protein, and offer proprietary SomaScan® services, which provide multiplex protein detection and quantification of protein levels in complex biological samples. Our SOMAmers®/SomaScan® technology enables researchers to analyze various types of biological samples for protein biomarker signatures, which can be utilized in drug discovery and development. Biomarker discoveries from SomaScan® can lead to diagnostic applications in various areas of diseases including cardiovascular and metabolic disease, nonalcoholic steatohepatitis, and wellness, among others.

The Company is subject to certain risks and uncertainties including, but not limited to, those associated with the ability to meet obligations, continuing losses, negative cash flows from operations, fluctuations in operating results, funding expansion, strategic alliances, managing rapid growth and expansion, suppliers, regulatory issues, competition, technology trends, and evolving industry standards.

On March 28, 2021, the Company entered into a merger agreement with CM Life Sciences II Inc. (“CMLS II”), a Special Purpose Acquisition Company (“SPAC”) and its wholly owned subsidiary, S-Craft Merger Sub, Inc. (“Merger Sub”) (the “Merger Agreement”). The contemplated merger (the “Business Combination”) with CMLS II, under which Merger Sub will merge with and into SomaLogic, would provide all holders of common and preferred stock to receive either cash or common stock of the continuing public company, which will be a wholly owned subsidiary of CMLS II. The remaining outstanding shares of the post-combination company will be held by CMLS II’s public stockholders, the SPAC sponsor (CMLS Holdings II LLC), and subscribers in the private investment in public equity agreement, to be consummated simultaneously with the Business Combination. The proposed transaction is expected to be completed in the third quarter of 2021, subject to, among other things, the approval by CMLS II’s stockholders, satisfaction of the conditions stated in the Merger Agreement and other customary closing conditions.

Basis of Presentation

The condensed consolidated interim financial statements and accompanying notes include the accounts of the Company and its wholly owned immaterial foreign subsidiary. All intercompany transactions and balances have been eliminated in consolidation. The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2020 and the related notes, which provide a more complete discussion of the Company’s accounting policies and certain other information. The December 31, 2020 condensed consolidated balance sheet was derived from the Company’s audited financial statements. These unaudited condensed consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s condensed consolidated financial position as of March 31, 2021 and its results of operations and cash flows for the three months ended March 31, 2021 and 2020. The results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, inventory valuation, compound derivative liability valuation and the valuation of stock-based compensation awards. We base our estimates on current facts, historical and anticipated results, trends, and other relevant assumptions that we believe are reasonable under the circumstances. Actual results could differ from these estimates, and such differences could be material to the Company’s consolidated financial position and results of operations.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments, and accounts receivable. Our cash and cash equivalents are deposited with high-quality financial institutions. Deposits at these institutions may, at times, exceed federally insured limits.

Significant customers are those that represent more than 10% of the Company’s total revenues or gross accounts receivable balances for the periods and as of each balance sheet date presented. For each significant customer, revenue as a percentage of total revenues and gross accounts receivable as a percentage of total gross accounts receivable as of the periods presented were as follows:

	Revenue		Accounts Receivable
	Three Months Ended March 31,		As of March 31,	As of December 31,
	2021	2020	2021	2020
Customer A	22%	47%	26%	26%
Customer B	37%	*	22%	11%
Customer C	16%	*	20%	25%
Customer D	*	*	18%	16%
Customer E	*	20%	*	*

____________

*        less than 10%

Customers outside of the United States collectively represented 4% and 6% of the Company’s gross accounts receivable balance as of March 31, 2021 and December 31, 2020, respectively. Substantially all of the Company’s long-lived assets are located within the United States.

Certain components included in our products require customization and are obtained from a single source or a limited number of suppliers.

Impact of the COVID-19 Pandemic

We are subject to ongoing uncertainty concerning the Coronavirus Disease 2019 (COVID-19) pandemic, including its length and severity and its effect on our business. The COVID-19 pandemic resulted in delays in our fundraising efforts and revenue. In response, we took aggressive actions to reduce spend and contain costs including implementing a hiring freeze, eliminating travel, executing early lease terminations for two administrative buildings in Boulder, Colorado, as well as closing our Oxford, United Kingdom laboratory (“Lab Closure”). The Company experienced notable shifts in research funding in the pharmaceutical industry to COVID-19 research, largely delaying our revenue from the first half of 2020 to the second half of 2020. The Company modified its Amended and Restated Credit Agreement in the second and fourth quarters of 2020 in order to avoid noncompliance with financial and nonfinancial covenants (see Note 9).

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

The COVID-19 pandemic continues to be dynamic and near-term challenges across the economy remain. We expect continued volatility and unpredictability related to the impact of COVID-19 on our business results. We continue to actively monitor the pandemic and we will continue to take appropriate steps to mitigate the adverse impacts on our business posed by the on-going spread of COVID-19.

Inventory

Inventory is stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs. The Company estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected usage, no longer meets quality specifications, or has a cost basis in excess of its estimated net realizable value and records a charge to cost of revenue for such inventory as appropriate. Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development as consumed. The value of inventory that is not expected to be used within 12 months of the balance sheet date is classified as non-current inventory in the accompanying consolidated balance sheets.

Deferred Transaction Costs

The Company capitalized certain legal, audit, accounting and other third-party fees that are directly associated with the Business Combination as deferred financing costs until the Business Combination is completed. After completion of the Business Combination, these fees will be recorded as a reduction to additional paid-in capital generated as a result of the Business Combination. Should the Business Combination not be completed, the deferred financing costs will be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations and comprehensive loss. The Company classified $1.6 million of deferred transaction costs related to the Business Combination as of March 31, 2021 within other long-term assets in the condensed consolidated balance sheet.

Revenue Recognition

The Company recognizes revenue from sales to customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 provides a five-step model for recognizing revenue that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

The Company recognizes revenue when or as control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue and products are sold without the right of return.

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. The Company does not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the good or service and collection is one year or less. The Company expenses incremental costs to obtain a contract when incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Assay Services Revenue

The Company generates assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Revenue from SomaScan® services is recognized at the time the analysis data or report is delivered to the customer, which is when control has been transferred to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates or refunds.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

The delivery of each assay data report is a separate performance obligation. For arrangements with multiple performance obligations, the transaction price must be allocated to each performance obligation based on its relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation as there are few directly comparable products in the market and factors such as customer size are factored into the determination of selling price. We determine standalone selling prices based on amounts invoiced to customers in observable transactions.

Product Revenue

Product revenue primarily consists of kit sales to customers who assay samples in their own laboratories. The Company receives a fixed price per kit and revenue from product sales is recognized upon transfer of control to the customer. The principal terms of sale are freight on board (“FOB”) shipping point and as such, the Company transfers control and records revenue for product sales upon shipment. Shipping and handling costs billed to customers are included in product revenue in the consolidated statements of operations and comprehensive loss.

Collaboration Revenue

In July 2011, NEC Corporation (“NEC”) and the Company entered into a Strategic Alliance Agreement (the “SAA”) to develop a professional software tool to enable SomaScan® customers to easily access and interpret the highly multiplexed proteomic data generated by SomaLogic’s SomaScan® assay technology in the United States. To support this development, NEC made an upfront payment of $12.0 million and SomaLogic agreed to pay NEC a perpetual royalty on certain SomaScan® revenues. This agreement includes a clause whereby if there is a material breach of the contract or change in control of the Company, the Company may be required to pay a fee to terminate the agreement.

The Company determined that the SAA met the criteria set forth in ASC 808, Collaborative Arrangements, because both parties were active participants and were exposed to significant risks and rewards dependent on commercial failure or success. The Company recorded the upfront payment as deferred revenue to be recognized over the period of performance of 15 years. The revenue was recorded in collaboration revenue in the consolidated statements of operations and comprehensive loss.

In March 2020, NEC and the Company mutually terminated the SAA and concurrently the Company and NEC Solution Innovators, Ltd. (“NES”), a wholly owned subsidiary of NEC, entered into a new arrangement, the Joint Development and Commercialization Agreement (the “JDCA”), to develop and commercialize SomaScan® services in Japan. NES agreed to make annual payments of $2 million for five years, for a total of $10.0 million, in exchange for research and development activities, as described below. The Company determined the JDCA should be accounted for as a modification of the SAA. Therefore, the remaining SAA deferred revenue balance as of the date of the modification was included as consideration under the JDCA resulting in total consideration of $15.3 million for research and development activities. We determined that this arrangement also meets the criteria set forth in ASC 808. The JDCA contains three separate performance obligations: (i) research and development activities, (ii) assay services, and (iii) a 10-year exclusive license of the Company’s intellectual property.

(i)     Research and Development Activities

The Company determined that NES is not a customer with respect to the research and development activities associated with the collaboration arrangement under ASC 808. The Company’s efforts related to the research and development activities are incurred consistently throughout the performance period. As a result, the Company recognizes revenue from these activities over time on a straight-line basis and records revenue in collaboration revenue in the consolidated statements of operations and comprehensive loss.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

(ii)    Assay Services

The Company determined that NES is a customer for the assay services performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives a fixed fee (standalone selling price) per sample in exchange for assaying samples, which is a service performed for other customers in the ordinary course of business. This performance obligation is recognized at a point in time when the assay data report is delivered to the customer and recorded in assay services revenue in the consolidated statements of operations and comprehensive loss.

(iii)   License of Intellectual Property

The Company determined that NES is a customer for the license performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives royalties based on NES’ net sales and determined the allocation of royalties solely to this performance obligation is consistent with the objectives in ASC 606. This performance obligation was satisfied at the beginning of the license term. Subject to the sales and usage-based royalty exception, revenue is recognized in the period in which the subsequent sale or usage has occurred. Royalties are recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Other Revenue

Other revenue includes royalty revenue and revenue received from research grants. The Company recognizes royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. These fees are equivalent to a percentage of the customer’s related revenues. The Company recognizes revenue for sales-based or usage-based royalties promised in exchange for a license of intellectual property when the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied. As such, revenue is recognized in the period in which the subsequent sale or usage has occurred.

In June 2008, the Company and New England Biolabs, Inc. (“NEB”) entered into an exclusive licensing agreement, whereby the Company provides a license to use certain proprietary information and know-how relating to its aptamer technology to make and use commercial products. In exchange, the Company receives royalties from NEB for these products. The Company recognized royalties of approximately $3.0 million and $0.2 million for the three months ended March 31, 2021 and 2020, respectively.

Grant revenue represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. The Company recognizes grant revenue when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. The classification of costs incurred related to grants is based on the nature of the activities performed by the Company. Grant revenue is recognized when the related costs are incurred and recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Segment Information

The Company has one operating segment. The Company’s chief operating decision maker (the “CODM”) role is performed by the Company’s Chief Executive Officer. The CODM manages the Company’s operations on a consolidated basis for purposes of allocating resources and assessing performance. Substantially all of the Company’s operations and decision-making functions are located in the United States.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

2. Summary of Significant Accounting Policies (cont.)

Recent Accounting Pronouncements

The Company is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to avail itself of this extended transition period and, as a result, the Company will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies so long as the Company remains an emerging growth company.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions related to contract modifications and hedge accounting to address the transitions from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance permits an entity to consider contract modification due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. The standard is effective upon issuance and can be applied as of March 12, 2020 through December 31, 2022. The Company does not expect the adoption of the standard to have a material impact on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles of ASC 740 as part of an overall simplification initiative. The effective date for the standard is for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which sets forth a “current expected credit loss” (CECL) model that requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which extends the effective date of ASU 2016-13 for non-public business entities to fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the effective date of ASU 2016-02 for non-public business entities to fiscal years beginning after December 31, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company anticipates that it will elect to adopt the practical expedient to not separate lease and non-lease components. The Company also anticipates that it will elect to adopt the package of practical expedients, which allows it to not reassess: 1) whether any expired or existing contracts are or contain leases, 2) the lease classification for any expired or existing leases and 3) initial direct costs for any existing leases. The Company will elect to not recognize on the balance sheet leases with terms of 12 months or less. For these short-term leases, the Company will recognize the lease payments in profit or loss on a straight-line basis over the lease term and any variable lease payments in the period in which the obligation for those payments is incurred. The Company is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

3. Revenue

The following table provides information about disaggregated revenue by product line (in thousands):

	Three Months Ended March 31,
	2021	2020
Assay services revenue	$14,573	$5,490
Product revenue	193	342
Collaboration revenue	763	195
Other revenue:
Royalties	3,000	236
Other	331	10
Total other revenue	3,331	246
Total revenue	$18,860	$6,273

Contract Balances and Remaining Performance Obligations

As of March 31, 2021 and December 31, 2020, deferred revenue was $6.1 million and $5.2 million, respectively. As of March 31, 2021 and December 31, 2020, the portion of deferred revenue related to collaboration revenue was $4.2 million and $5.0 million, respectively, which is being recognized on a straight-line basis over the period of performance.

A summary of the change in contract liabilities is as follows (in thousands):

	Three Months Ended March 31, 2021	Year Ended December 31, 2020
Balance at beginning of period	$5,177	$5,469
Recognition of revenue included in balance at beginning of period	(768)	(1,003)
Revenue deferred during the period, net of revenue recognized	1,691	711
Balance at end of period	$6,100	$5,177

4. Fair Value Measurement and Fair Value of Financial Instruments

The following tables set forth the Company’s financial assets measured at fair value on a recurring basis and the level of inputs used in such measurements as of March 31, 2021 and December 31, 2020 (in thousands):

As of March 31, 2021	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$39,982	$—	$—	$39,982	Level 1
Money market funds	41,972	—	—	41,972	Level 1
Commercial paper	3,499	—	—	3,499	Level 2
Total cash and cash equivalents	85,453	—	—	85,453
Investments:
Commercial paper	91,511	4	(5)	91,510	Level 2
U.S. Treasuries	4,547	1	—	4,548	Level 2
Asset-backed securities	6,132	—	(1)	6,131	Level 2
Corporate bonds	11,201	—	(7)	11,194	Level 2
International government securities	2,001	—	—	2,001	Level 2
Total investments	115,392	5	(13)	115,384
Total assets measured at fair value on a recurring basis	$200,845	$5	$(13)	$200,837

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

4. Fair Value Measurement and Fair Value of Financial Instruments (cont.)

As of December 31, 2020	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$138,977	$—	$—	$138,977	Level 1
Money market funds	23,568	—	—	23,568	Level 1
Commercial paper	2,399	—	—	2,399	Level 2
Total cash and cash equivalents	164,944	—	—	164,944
Investments:
Commercial paper	33,863	2	(2)	33,863	Level 2
Corporate bonds	6,093	—	(2)	6,091	Level 2
Total investments	39,956	2	(4)	39,954
Total assets measured at fair value on a recurring basis	$204,900	$2	$(4)	$204,898

All of the U.S. Treasury securities, asset-backed debt securities, commercial paper, corporate bonds, and international government securities designated as available-for-sale securities have an effective maturity date that is less than one year from the respective balance sheet date, and accordingly, have been classified as current in the condensed consolidated balance sheets.

The Company classifies its investments in money market funds within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company classifies its commercial paper, corporate bonds, U.S. Treasuries, asset-backed securities, and international government securities as Level 2 and obtains the fair value from a third-party pricing service, which may use quoted market prices for identical or comparable instruments or model-driven valuations using observable market data or inputs corroborated by observable market data. There were no transfers between Levels 1, 2, or 3 for the periods presented.

As all of the Company’s available-for-sale securities have been held for less than a year as of both March 31, 2021 and December 31, 2020, no security has been in an unrealized loss position for 12 months or greater. We evaluated our securities for other-than temporary impairment and considered the decline in market value for the securities to be primarily attributed to current economic and market conditions. It is not more likely than not that we will be required to sell the securities, and we do not intend to do so prior to the recovery of the amortized cost basis. Based on this analysis, the available-for-sale securities were not considered to be other-than-temporarily impaired as of March 31, 2021 and December 31, 2020.

The fair value of the compound derivative liability was approximately $0.4 million as of March 31, 2021 and December 31, 2020 and is recorded in other long-term liabilities on the condensed consolidated balance sheets. We measured the compound derivative liability at each consolidated balance sheet date using a probability-weighted method with unobservable inputs, which are classified as Level 3 within the fair value hierarchy. The primary inputs for the probability-weighted valuation include the Company’s credit spread, applicable market discount rates, estimated recovery rates and U.S. Treasury rates. The credit spread assumption was approximately 7% and 8% and the recovery rate was approximately 69% and 69% as of March 31, 2021 and December 31, 2020, respectively. The valuation is, in part, based on subjective assumptions and could differ materially in the future.

The fair value of the Convertible Debt was approximately $3.1 and $2.3 million as of March 31, 2021 and December 31, 2020, respectively, which is a Level 3 measurement based on the conversion value of the instrument.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

5. Inventory

Inventory consisted of the following (in thousands):

	As of March 31, 2021	As of December 31, 2020
Raw materials	$13,496	$12,883
Finished goods	197	161
Total inventory	$13,693	$13,044
Inventory (current)	$7,939	$7,020
Non-current inventory	5,754	6,024

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of March 31, 2021	As of December 31, 2020
Lab equipment	$9,855	$9,865
Computer equipment	1,402	1,402
Furniture and fixtures	947	947
Software	2,657	2,657
Leasehold improvements	3,541	3,539
Construction in progress	337	81
Total property and equipment, at cost	18,739	18,491
Less: Accumulated depreciation and amortization	(15,247)	(14,578)
Property and equipment, net	$3,492	$3,913

Depreciation expense was $0.5 million and $0.6 million and amortization expense was $0.2 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively.

7. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of March 31, 2021	As of December 31, 2020
Accrued compensation	$2,692	$5,378
Accrued charitable contributions	400	400
Accrued medical claims	302	307
Other	316	225
Total accrued liabilities	$3,710	$6,310

8. Commitments and Contingencies

Operating Leases

We have entered into various non-cancelable operating lease agreements for our current headquarters and laboratory facilities in Boulder, Colorado. In August 2015, the Company entered into a lease agreement for the Company’s corporate headquarters with a lease term that expires in June 2023; however, in September 2020, we agreed

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

8. Commitments and Contingencies (cont.)

to terminate the lease effective June 2021. The Company continued to occupy the space as of March 31, 2021. In January 2017, the Company entered into a lease for additional office space that expires in August 2021. The Company does not currently have plans to extend this lease.

The Company announced the closure of its Oxford, United Kingdom laboratory on August 27, 2020 and is using the space for storage of property and equipment as of March 31, 2021. The related laboratory lease term is set to expire on December 31, 2021 and does not provide for early termination.

The Company also has operating leases for its research and development lab facility and operations lab facility in Boulder, Colorado. During the year ended December 31, 2020, the Company extended the lease term on both leases until February 2026 and December 2023, respectively. The laboratory leases include escalating rent payments and options to renew the leases. The Company had deposits of $0.8 million and $0.3 million classified as restricted cash and included in other long-term assets as of March 31, 2021 and December 31, 2020, respectively. The deposits are restricted from withdrawal and held by a bank in the form of collateral for an irrevocable standby letter of credit held as security for the lease of the Company’s research and development facility.

Rent expense was approximately $0.4 million for the three months ended March 31, 2021 and 2020.

As of March 31, 2021, future minimum commitments under the Company’s non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,
Remainder of 2021	$1,435
2022	1,454
2023	1,497
2024	810
2025	834
Thereafter	143
Total future minimum lease payments	$6,173

SAFE Agreement

In December 2019, in conjunction with a revenue contract with a customer, the Company entered into a Simple Agreement for Future Equity (the “SAFE”). The SAFE agreement provided the customer with the right to purchase a SAFE for a fixed payment of $5.0 million that would convert into equity (variable number of shares based upon fair value at the date of issuance) upon certain specified fundraising events. The right to purchase the SAFE was contingent on the customer’s approval of the Company’s plan to move to the next version of our SomaScan® platform (the “Reversioning Plan”), which did not occur until January 2020. The obligation was classified as a liability and measured at fair value upon the customers’ approval of the Reversioning Plan in January 2020. We received $5.0 million in cash and the customer was issued 737,463 Series A Preferred Stock (see Note 10), which effectively converted the liability into redeemable convertible preferred stock.

Legal Proceedings

We are subject to claims and assessments from time to time in the ordinary course of business. We will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. We are not currently party to any material legal proceedings in which a potential loss is probable or reasonably estimable.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

8. Commitments and Contingencies (cont.)

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

9. Convertible and Long-Term Debt

Convertible Debt

The Company has an unsecured convertible promissory note that was issued in March 2007, at par value, for an aggregate principal amount of $2.0 million (the “Convertible Debt”). In June 2017, the original maturity date for the Convertible Debt was extended to June 30, 2024 and the interest rate was amended to a fixed rate of 3.75%. The Company performed a two-step analysis in accordance with ASC 470-50, Debt — Modification and Extinguishments, and determined that the amendment should be accounted for as a modification because the present value of the cash flows under the terms of the modified agreement were not substantially different than the present value of the remaining cash flows under the terms of the original agreement and the change in the value of the conversion option was not substantially different than the carrying value of the Convertible Debt. The resulting impact was a reduction in the carrying amount of the Convertible Debt for $0.1 million and an offsetting impact to additional paid-in capital. The carrying amount of the Convertible Debt, net of the unamortized discount, was $1.9 million as of March 31, 2021 and December 31, 2020. Amortization of the discount was less than $0.1 million for the three months ended March 31, 2021 and 2020.

The Convertible Debt has a voluntary conversion feature that allows the holder, at its sole option, the right to request the Company to convert the principal, any accrued, but unpaid interest and any other unpaid amount of the obligation into our common stock or preferred stock. There is also an automatic conversion feature that permits the Convertible Debt to be settled in common stock or cash upon certain events. The number of shares of common stock that could be issued will be determined based on the total outstanding obligation divided by $3.72 and the number of shares of preferred stock that could be issued will be determined based on the total outstanding obligation divided by $5.87.

On March 30, 2021, the Company issued a notice of prepayment to the holder of the Convertible Debt stating the Company intends to prepay the full outstanding Convertible Debt obligation in June 2021. The holder has the option to either request a conversion to equity pursuant to the Convertible Debt voluntary conversion provisions or accept the Company’s prepayment. As a result, the Company reclassified the net carrying value of the Convertible Debt of $1.9 million from long-term liabilities to current liabilities as of March 31, 2021.

Interest expense on the Convertible Debt was less than $0.1 million for the three months ended March 31, 2021 and 2020.

Paycheck Protection Program (“PPP”)

In April 2020, the Company received a loan in the aggregate amount of $3.5 million, pursuant to the Paycheck Protection Program (the “PPP”), established pursuant to the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration. The PPP loan, which was in the form of a note dated April 13, 2020, matures on April 13, 2022 and bears interest at a rate of 0.98% per annum. All principal and interest payments are deferred until April 13, 2021.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

9. Convertible and Long-Term Debt (cont.)

Under the terms of the CARES Act, the Company could apply for and receive forgiveness for all or a portion of the loans granted under the PPP. Such forgiveness is determined, subject to limitations, based on the use of loan proceeds for certain permissible purposes as set forth in the PPP, including, but not limited to, eligible payroll costs and mortgage interest, rent or utility costs, and on the maintenance or rehiring of employees and maintaining compensation levels during the eight-week period following the funding of the PPP loan. On June 21, 2021, the Company was notified by the lender that the PPP loan had been forgiven for the full amount borrowed under the PPP loan as well as accrued interest. In accordance with ASC 405-20, Extinguishment of Liabilities, the income from the forgiveness of the amount borrowed and the accrued interest will be recognized in the condensed consolidated statement of operations and comprehensive loss as a gain on loan extinguishment in the second quarter of 2021.

Amended and Restated Credit Agreement

In February 2016, the Company entered into a credit agreement (the “Credit Agreement”) with Madryn Health Partners, LP (“Madryn”), under which we received net proceeds of approximately $35.0 million, including debt issuance costs of $0.8 million. Interest on the Credit Agreement accrued at an annual floating interest rate of LIBOR (with a 1% floor) plus 12.5%, payable quarterly, of which a portion could be deferred at our option and paid together with the principal at maturity (“payment in kind” or “PIK”). The Credit Agreement had an interest-only period through March 31, 2020 and a final maturity date of December 31, 2021.

In December 2017, the Company entered into the Amended and Restated Credit Agreement, receiving an additional $3.4 million in proceeds. The Amended and Restated Credit Agreement reduced the floating interest rate of LIBOR plus 12.5% to 8.86%, waived revenue covenants until October 1, 2020 as long as cash and investments exceeded the principal balance of the debt, removed the option to defer a portion of the interest payment until maturity and extended the term to December 2022. As of December 31, 2017, the additional debt recorded as PIK was approximately $1.6 million. In exchange for these changes, we issued 800,000 shares of Class B common stock to Madryn at a fair value of $12.35 per share. The fair value of the Class B common stock issued of $9.9 million, plus additional financing fees of $0.2 million, was recorded as deferred costs and is amortized to interest expense over the life of the loan using the effective interest rate method.

We determined that the Amended and Restated Credit Agreement contained put options related to early redemption mandatory prepayment terms in case of change in control or an event of default (the “redemption features”). The redemption features embedded in the Credit Agreement and Amended and Restated Credit Agreement met the requirements for separate accounting and were accounted for as a single, compound derivative instrument, in accordance with ASC 815, Derivatives and Hedging.

On June 29, 2020, the Company signed an amendment to the Amended and Restated Credit Agreement. The amendment increased the fixed annual interest rate to 12%, of which 3% can be deferred at our option and paid together with the principal at maturity, waived or amended certain covenants and eliminated amortizing principal payments set to begin in March 2021. The entirety of the outstanding principal balance will become due on the maturity date of December 31, 2022. Additionally, we incurred an amendment fee of $2.5 million, which was added to the outstanding principal balance. The present value of the additional interest resulted in a premium of $1.4 million.

On November 20, 2020, the Company signed an additional amendment to the Amended and Restated Credit Agreement. In connection with the amendment, the Company issued 2,651,179 shares of Series A Preferred Stock to Madryn for a total fair value of approximately $18.0 million in exchange for the deemed prepayment of $10.0 million in the principal amount, a prepayment penalty of $2.5 million and amendment fees of approximately $5.5 million. This amendment also reduced the fixed annual interest rate to 11%, of which 2% can be deferred at our option and paid together with the principal at maturity, and amended certain change of control provisions.

Obligations under the Amended and Restated Credit Agreement are collateralized by liens on substantially all of the Company’s assets, including certain intellectual property. The Amended and Restated Credit Agreement contains various customary representations and warranties, conditions to borrowings, events of default and covenants,

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

9. Convertible and Long-Term Debt (cont.)

including financial covenants requiring the maintenance of minimum annual revenue and liquidity. The Company was in compliance with its financial covenants under the Amended and Restated Credit Agreement as of March 31, 2021 and December 31, 2020. The Company incurred $1.1 million and $1.5 million of interest expense under the Amended and Restated Credit Agreement for the three months ended March 31, 2021 and 2020, respectively. The interest expense includes noncash amortization of the debt issuance costs of approximately $0.3 million and $0.6 million, and is net of amortization of premium of approximately $0.1 million and nil for the three months ended March 31, 2021 and 2020, respectively. As of March 31, 2021, the additional interest recorded as PIK, which is added to the principal balance of the long-term debt, was $0.2 million. No interest was recorded as PIK during the three months ended March 31, 2020.

Long-term debt consisted of the following (in thousands):

	As of March 31, 2021	As of December 31, 2020
Paycheck Protection Program loan	$3,520	$3,520
Amended and Restated Credit Agreement	33,252	33,087
Plus: Premium	622	708
Less: Unamortized debt issuance costs	(2,255)	(2,566)
Total long-term debt	$35,139	$34,749
Current portion of long-term debt	$3,245	$2,423
Long-term debt, net of current portion	31,894	32,326

As of March 31, 2021, future principal payments for outstanding convertible and long-term debt is as follows (in thousands):

Remainder of 2021	$4,423
2022	34,349
Total	$38,772

10. Redeemable Convertible Preferred Stock and Common Stock

The Company’s certificate of incorporation, as amended, authorizes it to issue 486,000,000 shares of $0.01 par value stock, with 218,000,000 shares designated as Class A common stock (the “Class A Common Stock”), 218,000,000 shares designated as Class B common stock (the “Class B Common Stock”) (collectively, the “Common Stock”) and 50,000,000 shares designated as shares of redeemable convertible preferred stock. As of March 31, 2021, the Company had 74,166,739 shares of Class B Common Stock issued, 74,035,395 shares outstanding and no Class A common shares issued or outstanding. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

The Company’s stock option plan allows employees to surrender previously purchased shares to the Company to complete a cashless exercise of options. These surrendered shares are recorded as treasury stock at cost. The amounts recorded in treasury stock were $0.4 million as of March 31, 2021 and December 31, 2020.

Redeemable Convertible Preferred Stock

In November and December 2020, the Company issued and sold 17,842,914 shares and 13,643,059 shares, respectively, of Series A redeemable convertible preferred stock (the “Series A Preferred Stock”) at a price of $6.78 per share for an aggregate purchase price of $213.5 million. The Company incurred equity issuance costs of $11.4 million in connection with these offerings, which are reflected as a reduction to the carrying value of the redeemable convertible preferred stock.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

10. Redeemable Convertible Preferred Stock and Common Stock (cont.)

Upon issuance of the Series A Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that the Company is not required to separately account for these features. The Company also concluded that no beneficial conversion feature existed as of March 31, 2021.

The holders of the Series A Preferred Stock have the following rights and preferences:

Voting

The holders of Series A Preferred Stock are entitled to vote, together with the holders of Class B Common Stock as a single class, on all matters submitted to stockholders for a vote, excluding those matters required to be submitted to a preferred stock class vote. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of votes per share of Class B Common Stock into which each share of Series A Preferred Stock is convertible as of the record date for determining stockholders entitled to vote on such matter. The holders of Series A Preferred Stock, voting exclusively as a separate class, are entitled to elect one director of the Company. Each holder of Class A Common Stock is entitled to one vote for each share. Class B common stock is entitled to ten votes for each share.

Dividends

The holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, noncumulative dividends at a rate of 6% per annum of the original issuance price of $6.78 per share per annum. The dividends are payable in preference and priority to any payment of any dividend on common stock. After payment of dividends on the Series A Preferred Stock, the Company may declare and distribute dividends on a pro rata basis among the holders of the redeemable convertible preferred stock and common stock based on the number of shares of common stock held by each, determined on an as-if-converted basis. No dividends have been declared or paid since issuance of the Series A Preferred stock as of March 31, 2021.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as described below), the holders of shares of Series A Preferred Stock then outstanding will be entitled to receive, in preference to any distribution to the holders of common stock, an amount per share equal to the greater of (i) the original issue price of $6.78, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Class B Common Stock. In the event that assets available for distribution to the stockholders are insufficient to pay the holders of redeemable convertible preferred stock the full amount to which they are entitled, the holders of shares of Series A Preferred Stock shall receive a pro rata distribution, based on the relative Series A Preferred Stock ownership. If the assets and funds are in excess of amounts distributed to the preferred stockholders, the remaining assets and funds shall be distributed pro rata to the holders of the common stock.

Unless the holders of at least a majority of the then-outstanding shares Series A Preferred Stock voting together exclusively and as a single class elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which the stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all the assets of the Company.

Redemption

The redeemable convertible preferred stock is recorded in mezzanine equity because while it is not currently redeemable, it may become redeemable at the option of the preferred shareholders upon the occurrence of certain deemed liquidation events that are not considered to be solely within the Company’s control for an amount equal to the shares respective liquidation preference plus declared and unpaid dividends.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

10. Redeemable Convertible Preferred Stock and Common Stock (cont.)

Conversion

Each share of Series A Preferred Stock is convertible into shares of Class B Common Stock at the option of the holder at any time after the date of issuance. Each share of Series A Preferred Stock will be automatically converted into shares of Class B Common Stock, at the applicable conversion ratio then in effect, upon either (i) the closing of a firm commitment public offering at a price of at least $3.39 per share with at least $100.0 million of gross proceeds to the Company, (ii) the closing of a business combination, merger, reorganization, or similar transaction, at a price of a least $3.39 per share with combined available cash or cash equivalents of at least $100.0 million, or (iii) the vote or written consent of the holders of at least a majority of the then-outstanding shares of Series A Preferred Stock.

The conversion ratio of the Series A Preferred Stock is determined by dividing the original issue price of $6.78 by the conversion price of $3.39, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation and designation, as amended and restated.

Common Stock Reserved

The Company is required, at all times, to reserve a sufficient number of shares of common stock to effect the conversion of all outstanding shares of the Series A redeemable convertible preferred stock. The Company has also reserved 15.2 million shares of common stock for issuance under the 2017 Equity Incentive Plan and the 2009 Equity Incentive Plan (collectively, the “Incentive Plan”).

11. Stock-based Compensation

At March 31, 2021, there were 13,828,405 options outstanding within the Incentive Plan and 4,675,000 options outstanding that were granted outside of the Incentive Plan. The exercise price of all options as of the grant date was equal to or greater than the deemed fair value of the underlying common stock as determined by the Company’s Board of Directors with the assistance of periodic valuations from a third-party valuation firm. Generally, such options vest over four years, with 25% vesting upon the first-year anniversary of the grant date and the remaining options vesting ratably each month thereafter.

Stock-based compensation was recorded in the condensed consolidated statements of operations and comprehensive loss as shown in the following table (in thousands):

	Three Months Ended March 31,
	2021	2020
Cost of assay services revenue	$89	$92
Cost of product revenue	1	3
Research and development	703	614
Selling, general and administrative	2,459	2,445
Total stock-based compensation	$3,252	$3,154

Stock-based compensation expense includes $0.1 million related to Class B common stock issued to a nonemployee for services provided during the three months ended March 31, 2021 and 2020.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

11. Stock-based Compensation (cont.)

The weighted-average assumptions used in valuing the stock options granted are set forth in the following table:

Three Months Ended March 31, 2021
Expected dividend yield	— %
Expected volatility	86.8%
Risk-free interest rate	0.64 – 1.11%
Expected average life of options	6.04 years

The weighted-average grant date fair value for options granted during the three months ended March 31, 2021 was $2.11. The Company did not grant options during the three months ended March 31, 2020.

The following table shows a summary of all stock option activity:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (dollars in thousands)
Outstanding as of December 31, 2020	13,543,787	$3.28
Granted	5,931,875	$4.00
Exercised	(491,337)	$1.79
Forfeited	(296,759)	$2.87
Expired	(184,161)	$1.89
Outstanding as of March 31, 2021	18,503,405	$3.57	8.44	$17,209
Exercisable as of March 31, 2021	7,966,021	$3.01	6.92	$12,006
Vested and expected to vest as of March 31, 2021	16,159,332	$3.51	8.28	$16,057

The total intrinsic value of options exercised during the three months ended March 31, 2021 and 2020 was approximately $0.7 million and $0.2 million, respectively.

Based on options granted to employees as of March 31, 2021, total compensation expense not yet recognized related to unvested options is approximately $24.8 million, which is expected to be recognized over a weighted average period of 2.40 years.

12. Income Taxes

There has historically been no federal or state provision for income taxes because the Company has incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. For the three months ended March 31, 2021 and 2020, the Company recognized no provision for income taxes.

Utilization of net operating loss carryforwards, tax credits and other attributes may be subject to future annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions.

13. Employee Benefit Plans

The Company sponsors a 401(k) plan, covering all employees in the United States. The Company matches 100% of the first 4% of employee contribution with immediate vesting. During the three months ended March 31, 2021 and 2020, we made matching contributions of approximately $0.3 million and $0.2 million, respectively.

SomaLogic, Inc.
Notes to Condensed Consolidated Financial Statements
(unaudited)

14. Related Parties

Effective January 2021, Jason Cleveland, CEO and owner of a 30% equity interest in a related party, was hired as the Company’s Chief Technology Officer.

The Company paid $0.1 million of an unconditional contribution to a related party during the three months ended March 31, 2020. As of March 31, 2021, $0.4 million of the $0.6 million remaining pledge is recorded in accrued liabilities and $0.2 million is recorded in other long-term liabilities.

15. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Three Months Ended March 31,
	2021	2020
Net loss	$(9,484)	$(17,579)
Weighted average shares used in computing net loss per share, basic and diluted	73,617,247	72,554,477
Net loss per share, basic and diluted	$(0.13)	$(0.24)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Three Months Ended March 31,
	2021	2020
Redeemable convertible preferred stock (on an if-converted basis)	62,971,946	—
Stock options to purchase common stock	18,503,405	12,943,289
Convertible debt (on an if-converted basis)	681,430	537,634
	82,156,781	13,480,923

16. Subsequent Events

For its condensed consolidated financial statements as of March 31, 2021 and for the three months then ended, the Company evaluated subsequent events through June 25, 2021, the date on which these financial statements were issued.

On April 9, 2021, the Company repaid the Amended and Restated Credit Agreement in full and the obligation was extinguished. In addition to the outstanding principal balance of $33.3 million as of that date, the Company also paid a prepayment penalty of approximately $4.0 million.

On June 21, 2021, the Company was notified by the lender that the PPP loan had been forgiven for the full amount borrowed under the PPP loan as well as accrued interest.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of SomaLogic, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SomaLogic, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ (deficit) equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2014.

Denver, Colorado
May 14, 2021

SomaLogic, Inc.
Consolidated Balance Sheets

	As of December 31,
(dollars in thousands, except for share and per share amounts)	2020	2019
Assets
Current assets:
Cash and cash equivalents	$164,944	$14,060
Investments	39,954	31,495
Accounts receivable, net	17,449	4,203
Inventory	7,020	8,430
Deferred costs of services	1,450	256
Prepaid expenses and other current assets	1,158	1,323
Total current assets	231,975	59,767
Non-current inventory	6,024	5,199
Property and equipment, net	3,913	5,707
Other long-term assets	378	589
Total assets	$242,290	$71,262
Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	7,064	3,020
Accrued liabilities	6,310	4,812
Deferred revenue	1,762	799
Deferred rent	238	273
Current portion of long-term debt	2,423	—
Total current liabilities	17,797	8,904
Convertible debt	1,926	2,000
Long-term debt	32,326	34,568
Deferred revenue, net of current portion	3,415	4,670
Other long-term liabilities	909	700
Total liabilities	56,373	50,842
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.01 par value; 50,000,000 and 5,000,000 shares authorized at December 31, 2020 and 2019, respectively; 31,485,973 and no shares issued and outstanding at December 31, 2020 and 2019, respectively (aggregate liquidation preference of $213,475 as of December 31, 2020)	202,116	—
Stockholders’ (deficit) equity:
Class A common stock, $0.01 par value; 218,000,000 and 100,000,000 shares authorized at December 31, 2020 and 2019, respectively; no shares issued and outstanding at December 31, 2020 and 2019	—	—
Class B common stock, $0.01 par value; 218,000,000 and 100,000,000 shares authorized at December 31, 2020 and 2019, respectively; 73,481,228 and 72,657,092 shares issued at December 31, 2020 and 2019, respectively; 73,368,008 and 72,544,447 shares outstanding at December 31, 2020 and 2019, respectively	735	727
Treasury stock, at cost, 113,220 and 112,645 shares at December 31, 2020 and 2019, respectively	(352)	(347)
Additional paid-in capital	394,786	378,364
Accumulated other comprehensive (loss) income	(2)	27
Accumulated deficit	(411,366)	(358,351)
Total stockholders’ (deficit) equity	(16,199)	20,420
Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$242,290	$71,262

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
(dollars in thousands, except for share and per share amounts)	2020	2019
Revenue:
Assay services revenue	$45,827	$26,913
Product revenue	1,907	3,503
Collaboration revenue	2,483	778
Other revenue	5,672	993
Total revenue	55,889	32,187
Operating expenses:
Cost of assay services revenue	21,857	16,778
Cost of product revenue	757	1,452
Research and development	30,749	32,502
Selling, general and administrative	36,882	33,768
Total operating expenses	90,245	84,500
Loss from operations	(34,356)	(52,313)
Other (expense) income:
Interest income and other, net	230	1,536
Interest expense	(18,889)	(6,225)
Total other expense	(18,659)	(4,689)
Net loss	(53,015)	(57,002)
Other comprehensive (loss) income:
Net unrealized (loss) gain on available-for-sale securities	(25)	47
Foreign currency translation (loss) gain	(4)	2
Total other comprehensive (loss) income	(29)	49
Comprehensive loss	$(53,044)	$(56,953)
Net loss per share, basic and diluted	$(0.73)	$(0.79)
Weighted-average shares used to compute net loss per share, basic and diluted	72,833,736	72,365,489

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity

(dollars in thousands, except share amounts)	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Treasury Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	—	$—	72,284,924	$723	$(239)	$365,049	$(22)	$(301,349)	$64,162
Issuance of Class B common stock upon exercise of options	—	—	284,168	3	—	249	—	—	252
Issuance of Class B common stock for services	—	—	88,000	1	—	1,049	—	—	1,050
Stock-based compensation	—	—	—	—	—	12,017	—	—	12,017
Surrender of shares in cashless exercise	—	—	—	—	(108)	—	—	—	(108)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	47	—	47
Foreign currency translation gain	—	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	—	(57,002)	(57,002)
Balance at December 31, 2019	—	—	72,657,092	727	(347)	378,364	27	(358,351)	20,420
Issuance of Series A redeemable convertible preferred stock, net of issuance costs	31,485,973	202,116	—	—	—	—	—	—	—
Issuance of Class B common stock upon exercise of options	—	—	736,136	7	—	1,102	—	—	1,109
Issuance of Class B common stock for services	—	—	88,000	1	—	227	—	—	228
Stock-based compensation	—	—	—	—	—	14,945	—	—	14,945
Surrender of shares in cashless exercise	—	—	—	—	(5)	—	—	—	(5)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	(25)	—	(25)
Foreign currency translation loss	—	—	—	—	—	—	(4)	—	(4)
Other	—	—	—	—	—	148	—	—	148
Net loss	—	—	—	—	—	—	—	(53,015)	(53,015)
Balance at December 31, 2020	31,485,973	$202,116	73,481,228	$735	$(352)	$394,786	$(2)	$(411,366)	$(16,199)

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
(dollars in thousands)	2020	2019
Operating activities
Net loss	$(53,015)	$(57,002)
Adjustment to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,823	3,157
Amortization of debt issuance costs, discounts, and premiums	2,221	2,556
Accretion of discount on available-for-sale securities, net	(55)	(791)
Change in fair value of compound derivative liability	12,327	—
Provision for excess and obsolete inventory	102	2,576
Provision (recovery) for doubtful accounts	60	(1)
Loss on disposal of equipment	98	17
Stock-based compensation expense	15,172	13,066
Paid-in-kind interest	587	—
Other	9	(8)
Changes in operating assets and liabilities:
Accounts receivable	(13,306)	84
Inventory	483	(4,951)
Deferred costs of services	(1,194)	1,340
Prepaid expenses and other current assets	165	250
Other long-term assets	211	23
Accounts payable	4,025	(1,526)
Deferred revenue	(292)	(9,389)
Accrued and other liabilities	1,241	63
Net cash used in operating activities	(28,338)	(50,536)

Investing activities
Proceeds from sale of property and equipment	51	10
Purchase of property and equipment	(1,157)	(680)
Purchase of available-for-sale securities	(45,702)	(66,539)
Proceeds from sales and maturities of available-for-sale securities	37,273	97,874
Net cash (used in) provided by investing activities	(9,535)	30,665

Financing activities
Proceeds from SAFE agreement	5,000	—
Proceeds from Paycheck Protection Program loan	3,520	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	179,141	—
Proceeds from exercise of stock options	1,105	144
Net cash provided by financing activities	188,766	144
Effect of exchange rates on cash, cash equivalents and restricted cash	(9)	(17)
Net increase (decrease) in cash, cash equivalents and restricted cash	150,884	(19,744)
Cash, cash equivalents and restricted cash at beginning of year	14,310	34,054
Cash, cash equivalents and restricted cash at end of year	$165,194	$14,310

SomaLogic, Inc.
Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31,
(dollars in thousands)	2020	2019
Supplemental cash flow information:
Cash paid for interest	$3,730	$3,669

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	$19	$7
Surrender of shares in cashless exercise	6	108
Amendment fee related to extinguishment of debt financed through additional principal	2,500	—
Redeemable convertible preferred stock issued for debt prepayment penalty in connection with debt modification	2,500	—
Redeemable convertible preferred stock issued for prepayment of principal in connection with debt modification	10,000	—
Redeemable convertible preferred stock issued for debt issuance costs in connection with debt modification	5,475	—
Redeemable convertible preferred stock issued for conversion of SAFE agreement	5,000	—
Redeemable convertible preferred stock issued for issuance costs	1,500	—
Redeemable convertible preferred stock issuance costs included in accounts payable	2,501	—
Issuance of Class B common stock for services	227	1,050

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$164,944	$14,060
Restricted cash included in other long-term assets	250	250
Total cash, cash equivalents and restricted cash at end of year	$165,194	$14,310

The accompanying notes are an integral part of these financial statements.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

Description of Business

SomaLogic, Inc. (“SomaLogic”, the “Company”, “we”, “us”, and “our”) was incorporated in the state of Delaware on October 13, 1999 and is headquartered in Boulder, Colorado. The Company operates as a protein biomarker discovery and clinical diagnostics company. We develop slow-offrate modified aptamers (“SOMAmers®”), which are modified nucleic acid-based protein binding reagents that are specific for their cognate protein, and offer proprietary SomaScan® services, which provide multiplex protein detection and quantification of protein levels in complex biological samples. Our SOMAmers®/SomaScan® technology enables researchers to analyze various types of biological samples for protein biomarker signatures, which can be utilized in drug discovery and development. Biomarker discoveries from SomaScan® can lead to diagnostic applications in various areas of diseases including cardiovascular and metabolic disease, nonalcoholic steatohepatitis, and wellness, among others.

The Company is subject to certain risks and uncertainties including, but not limited to, those associated with the ability to meet obligations, continuing losses, negative cash flows from operations, fluctuations in operating results, funding expansion, strategic alliances, managing rapid growth and expansion, suppliers, regulatory issues, competition, technology trends, and evolving industry standards.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly owned immaterial foreign subsidiary. All intercompany transactions and balances have been eliminated in consolidation. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, inventory valuation, compound derivative liability valuation and the valuation of stock-based compensation awards. We base our estimates on current facts, historical and anticipated results, trends, and other relevant assumptions that we believe are reasonable under the circumstances. Actual results could differ from these estimates, and such differences could be material to the Company’s consolidated financial position and results of operations.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments, and accounts receivable. Our cash and cash equivalents are deposited with high-quality financial institutions. Deposits at these institutions may, at times, exceed federally insured limits. We perform periodic evaluations of the risks associated with our investments and the relative credit standing of our financial instruments. Additionally, we perform initial and ongoing evaluations of our customers’ credit history or financial position and generally extend credit on account without collateral. We have not experienced any significant credit losses to date.

The Company operates in markets that are highly competitive and rapidly changing. Significant technological changes, shifting customer needs, the emergence of competitive products or services with new capabilities, and other factors could negatively impact our operating results. Our current largest customer base is primarily pharmaceutical, university and academic institutions.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Significant customers are those that represent more than 10% of the Company’s total revenues or gross accounts receivable balances for the periods and as of each balance sheet date presented. For each significant customer, revenue as a percentage of total revenues and gross accounts receivable as a percentage of total gross accounts receivable as of the periods presented were as follows:

	Revenue		Accounts Receivable
	Year Ended December 31,		As of December 31,
	2020	2019	2020	2019
Customer A	30%	12%	26%	33%
Customer B	26%	50%	11%	*
Customer C	*	*	25%	13%
Customer D	*	*	16%	*
Customer E	*	*	*	11%

____________

*        less than 10%

International sales entail a variety of risks, including currency exchange fluctuations, longer payment cycles, and greater difficulty in accounts receivable collection. The risks of international sales are mitigated in part by the fact that contracts are in U.S. dollars. Customers outside of the United States collectively represented 6% and 27% of the Company’s gross accounts receivable balance as of December 31, 2020 and 2019, respectively. Substantially all of the Company’s long-lived assets are located within the United States.

Certain components included in our products require customization and are obtained from a single source or a limited number of suppliers. Although the Company seeks to reduce dependence on suppliers and manufacturers, the partial or complete loss of any of these sources or the requirement to establish a new supplier relationship could have a material adverse effect on the Company’s operating results, financial condition, and cash flows and damage its customer relationships.

Impact of the COVID-19 Pandemic

We are subject to ongoing uncertainty concerning the Coronavirus Disease 2019 (COVID-19) pandemic, including its length and severity and its effect on our business. The COVID-19 pandemic resulted in delays in our fundraising efforts and revenue. In response, we took aggressive actions to reduce spend and contain costs including implementing a hiring freeze, eliminating travel, executing early lease terminations for two administrative buildings in Boulder, Colorado, as well as closing our Oxford, United Kingdom laboratory (“Lab Closure”). The Company experienced notable shifts in research funding in the pharmaceutical industry to COVID-19 research, largely delaying our revenue from the first half of 2020 to the second half of 2020. The Company modified its Amended and Restated Credit Agreement in the second and fourth quarters of 2020 in order to avoid noncompliance with financial and nonfinancial covenants (see Note 9).

The COVID-19 pandemic continues to be dynamic and near-term challenges across the economy remain. We expect continued volatility and unpredictability related to the impact of COVID-19 on our business results. We continue to actively monitor the pandemic and we will continue to take appropriate steps to mitigate the adverse impacts on our business posed by the on-going spread of COVID-19.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the British pound sterling. In preparing its consolidated financial statements, the Company is required to translate the financial statements of this subsidiary from British pounds sterling to U.S. dollars. Accordingly, the assets and liabilities of the Company’s subsidiary are translated into U.S. dollars at current exchange rates and the results of operations are translated at the average exchange rates for the period. Since the Company’s functional currency is deemed to be the local currency, any gain or loss associated

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

with the translation of its consolidated financial statements is included in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss. Net foreign currency transaction gains (losses) were not significant for the years ended December 31, 2020 and 2019.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and short-term, highly liquid investments that are readily convertible into cash, with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in money market funds and commercial paper and are stated at fair value.

Restricted Cash

Restricted cash represents cash on deposit with a financial institution as security for a letter of credit outstanding for the benefit of the landlord related to an operating lease for one of the Company’s laboratory facilities. The restricted cash is classified as a long-term asset on the consolidated balance sheets based on the term of the underlying lease.

Investments

The Company has designated all investments, which consist of U.S. Treasury securities, asset-backed securities, commercial paper, and corporate bonds, as available-for-sale securities. Available-for-sale securities are reported at fair value on the consolidated balance sheets, with unrealized gains and losses excluded from earnings and reported as a component of other comprehensive (loss) income. Realized gains and losses, amortization of premiums and discounts, and interest and dividends earned on available-for-sale securities are included in interest and other income in the consolidated statements of operations and comprehensive loss. The cost of investments for purposes of computing realized and unrealized gains and losses is based on the specific identification method. The Company determines the appropriate classification of its debt securities at the time of purchase based on their maturities and re-evaluates such classification at each balance sheet date.

A decline in the fair value of a security below its cost that is deemed to be other-than-temporary is recorded as interest income and other, net and results in the establishment of a new basis for the security. Factors evaluated to determine if an investment is other-than-temporarily impaired include significant deterioration in earnings performance, credit rating, asset quality or business prospects of the issuer; adverse changes in the general market conditions in which the issuer operates; the Company’s intent to sell the security, and whether or not the Company will be required to sell the security before the recovery of its amortized cost.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in the principal or most advantageous market for that asset or liability to be transferred in an orderly transaction between market participants on the measurement date. ASC 820, Fair Value Measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The hierarchy defines three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities;
Level 2:

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

A financial instrument categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Our financial instruments consist of Level 1, Level 2, and Level 3 assets and liabilities. The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, approximate fair value due to their relatively short-term maturities.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. We review accounts receivable regularly to determine if any receivable may not be collectible. Management estimates the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value by analyzing the status of significant past due receivables and current and historical bad debt trends. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and ceases collection efforts. During the year ended December 31, 2019, the Company wrote off accounts receivable balances of approximately $0.1 million. We did not write off any material accounts receivable balances during the year ended December 31, 2020.

Accounts receivable consisted of the following (in thousands):

	As of December 31,
	2020	2019
Total accounts receivable	$17,529	$4,223
Less: Allowance for doubtful accounts	(80)	(20)
Accounts receivable, net	$17,449	$4,203

Inventory

Inventory is stated at the lower of cost (on a first-in, first-out basis) or net realizable value. Cost is determined using a standard cost system, whereby the standard costs are updated periodically to reflect current costs. The Company estimates the recoverability of inventory by referencing estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected usage, no longer meets quality specifications, or has a cost basis in excess of its estimated net realizable value and records a charge to cost of revenue for such inventory as appropriate. Direct and indirect manufacturing costs incurred during research and development activities are expensed to research and development as consumed. The value of inventory that is not expected to be used within 12 months of the balance sheet date is classified as non-current inventory in the accompanying consolidated balance sheets.

Deferred Costs of Services

Deferred costs of services relate to costs incurred to run customer samples through the SomaScan® assay. These costs are deferred until the final report is provided to the customer and the related revenue is recognized.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

expensed as incurred. Depreciation for property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the lease term or the estimated useful life of the assets. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated Useful Life
Lab equipment	1-5 years
Computer equipment	3 years
Furniture and fixtures	4 years
Software	Shorter of 5 years or useful life
Leasehold improvements	Shorter of remaining life of lease or useful life

The Company capitalizes certain internal and external costs related to the acquisition and development of internal use software during the application development stages of projects. When the software is ready for its intended use, the Company amortizes these costs using the straight-line method over the estimated useful life of the asset. Costs incurred during the preliminary project or the post-implementation/operation stages of the project are expensed as incurred.

Costs for capital assets not yet placed into service are capitalized as construction in progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations.

Impairment of Long-Lived Assets

The Company evaluates a long-lived asset (or asset group) for impairment whenever events or changes in circumstances indicate that the carrying value of the asset (or asset group) may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the asset is expected to generate are less than the carrying value of the asset, an impairment loss is recorded to write down the asset to its estimated fair value based on a discounted cash flow approach. There were no impairment losses recorded for the years ended December 31, 2020 and 2019.

Leases

Leases are reviewed and classified as capital or operating at their inception in accordance with ASC 840, Leases. The Company enters into lease agreements for its administrative and laboratory facilities, which are classified as operating leases. The Company records rent expense on a straight-line basis over the term of the lease, which includes the lease extension periods, if appropriate. The difference between rent payments and straight-line rent expense is recorded as deferred rent as current liabilities and other long-term liabilities. Lease agreements may include tenant improvement allowances from landlords. The Company recognizes these allowances as leasehold incentive obligations in deferred rent and amortizes them on a straight-line basis over the lease term as a reduction to rent expense. Leasehold improvements are capitalized and included in property and equipment on the consolidated balance sheets.

Compound Derivative Liability

We evaluate all financial instruments to determine if those contracts or any potential embedded components of those contracts qualify as derivatives to be separately account for in accordance with ASC 810-10-05-4 and ASC 815-40. This accounting treatment requires that any derivatives be recorded at fair value at issuance and marked-to-market at each balance sheet date.

Redeemable Convertible Preferred Stock

The Company has classified redeemable convertible preferred stock as temporary equity because the shares contain certain redemption features that are not solely within the control of the Company. The carrying value of the redeemable convertible preferred stock has not been accreted to its redemption value as these events are not considered probable of occurrence. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable redemption will occur.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Costs incurred in connection with the issuance of each series of redeemable convertible preferred stock are recorded as a reduction of gross proceeds from issuance.

Revenue Recognition

The Company recognizes revenue from sales to customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 provides a five-step model for recognizing revenue that includes identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when, or as, an entity satisfies a performance obligation.

The Company recognizes revenue when or as control of promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales, value add, and other taxes collected concurrent with revenue-producing activities are excluded from revenue and products are sold without the right of return.

Payment terms may vary by customer, are based on customary commercial terms, and are generally less than one year. The Company does not adjust revenue for the effects of a significant financing component for contracts where the period between the transfer of the good or service and collection is one year or less. The Company expenses incremental costs to obtain a contract when incurred since the amortization period of the asset that would otherwise be recognized is one year or less.

Assay Services Revenue

The Company generates assay services revenue primarily from the sale of SomaScan® services. SomaScan® service revenue is derived from performing the SomaScan® assay on customer samples to generate data on protein biomarkers. Revenue from SomaScan® services is recognized at the time the analysis data or report is delivered to the customer, which is when control has been transferred to the customer. SomaScan® services are sold at a fixed price per sample without any volume discounts, rebates or refunds.

The delivery of each assay data report is a separate performance obligation. For arrangements with multiple performance obligations, the transaction price must be allocated to each performance obligation based on its relative standalone selling price. Judgment is required to determine the standalone selling price for each distinct performance obligation as there are few directly comparable products in the market and factors such as customer size are factored into the determination of selling price. We determine standalone selling prices based on amounts invoiced to customers in observable transactions.

Product Revenue

Product revenue primarily consists of kit sales to customers who assay samples in their own laboratories. The Company receives a fixed price per kit and revenue from product sales is recognized upon transfer of control to the customer. The principal terms of sale are freight on board (“FOB”) shipping point and as such, the Company transfers control and records revenue for product sales upon shipment. Shipping and handling costs billed to customers are included in product revenue in the consolidated statements of operations and comprehensive loss.

Collaboration Revenue

In July 2011, NEC Corporation (“NEC”) and the Company entered into a Strategic Alliance Agreement (the “SAA”) to develop a professional software tool to enable SomaScan® customers to easily access and interpret the highly multiplexed proteomic data generated by SomaLogic’s SomaScan® assay technology in the United States. To support this development, NEC made an upfront payment of $12.0 million and SomaLogic agreed to pay NEC a perpetual royalty on certain SomaScan® revenues. This agreement includes a clause whereby if there is a material breach of the contract or change in control of the Company, the Company may be required to pay a fee to terminate the agreement.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company determined that the SAA met the criteria set forth in ASC 808, Collaborative Arrangements, because both parties were active participants and were exposed to significant risks and rewards dependent on commercial failure or success. The Company recorded the upfront payment as deferred revenue to be recognized over the period of performance of 15 years. The revenue was recorded in collaboration revenue in the consolidated statements of operations and comprehensive loss.

In March 2020, NEC and the Company mutually terminated the SAA and concurrently the Company and NEC Solution Innovators, Ltd. (“NES”), a wholly owned subsidiary of NEC, entered into a new arrangement, the Joint Development and Commercialization Agreement (the “JDCA”), to develop and commercialize SomaScan® services in Japan. NES agreed to make annual payments of $2 million for five years, for a total of $10.0 million, in exchange for research and development activities, as described below. The Company determined the JDCA should be accounted for as a modification of the SAA. Therefore, the remaining SAA deferred revenue balance as of the date of the modification was included as consideration under the JDCA resulting in total consideration of $15.3 million for research and development activities. We determined that this arrangement also meets the criteria set forth in ASC 808. The JDCA contains three separate performance obligations: (i) research and development activities, (ii) assay services, and (iii) a 10-year exclusive license of the Company’s intellectual property.

(i)     Research and Development Activities

The Company determined that NES is not a customer with respect to the research and development activities associated with the collaboration arrangement under ASC 808. The Company’s efforts related to the research and development activities are incurred consistently throughout the performance period. As a result, the Company recognizes revenue from these activities over time on a straight-line basis and records revenue in collaboration revenue in the consolidated statements of operations and comprehensive loss.

(ii)    Assay Services

The Company determined that NES is a customer for the assay services performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives a fixed fee (standalone selling price) per sample in exchange for assaying samples, which is a service performed for other customers in the ordinary course of business. This performance obligation is recognized at a point in time when the assay data report is delivered to the customer and recorded in assay services revenue in the consolidated statements of operations and comprehensive loss.

(iii)   License of Intellectual Property

The Company determined that NES is a customer for the license performance obligation, which should be accounted for using the criteria under ASC 606. The Company receives royalties based on NES’ net sales and determined the allocation of royalties solely to this performance obligation is consistent with the objectives in ASC 606. This performance obligation was satisfied at the beginning of the license term. Subject to the sales and usage-based royalty exception, revenue is recognized in the period in which the subsequent sale or usage has occurred. Royalties are recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Other Revenue

Other revenue includes royalty revenue and revenue received from research grants. The Company recognizes royalty revenue for fees paid by customers in return for the exclusive license to make, use or sell certain licensed products in certain geographic areas. These fees are equivalent to a percentage of the customer’s related revenues. The Company recognizes revenue for sales-based or usage-based royalties promised in exchange for a license of intellectual property when the later of the following events occurs: (i) the subsequent sale or usage occurs, or (ii) the performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied. As such, revenue is recognized in the period in which the subsequent sale or usage has occurred.

In June 2008, the Company and New England Biolabs, Inc. (“NEB”) entered into an exclusive licensing agreement, whereby the Company provides a license to use certain proprietary information and know-how relating to its aptamer technology to make and use commercial products. In exchange, the Company receives royalties from NEB for these products. The Company recognized royalties of approximately $5.3 million and $1.0 million for the years ended December 31, 2020 and 2019, respectively.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Grant revenue represents funding under cost reimbursement programs from government agencies and non-profit foundations for qualified research and development activities performed by the Company. The Company recognizes grant revenue when it is reasonably assured that the grant funding will be received as evidenced through the existence of a grant arrangement, amounts eligible for reimbursement are determinable and have been incurred, the applicable conditions under the grant arrangements have been met, and collectability of amounts due is reasonably assured. The classification of costs incurred related to grants is based on the nature of the activities performed by the Company. Grant revenue is recognized when the related costs are incurred and recorded in other revenue in the consolidated statements of operations and comprehensive loss.

Cost of Assay Services Revenue

Cost of assay services revenue consists of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to assay services revenue. It also includes provisions for excess or obsolete inventory and costs for production variances, such as yield losses, material usages, spending and capacity variances. Cost of assay services revenue also includes royalty fees that the Company owes to third parties related to assay services.

Cost of Product Revenue

Cost of product revenue consists primarily of raw materials and production costs, salaries and other personnel costs, overhead and other direct costs related to product revenue. Cost of product revenue is recognized in the period the related revenue is recognized. Shipping and handling costs incurred for product shipments are included in cost of product revenue in the consolidated statement of operations and comprehensive loss. Cost of product revenue also includes royalty fees that the Company owes to third parties related to the sale of products.

Research and Development

Research and development expenses, consisting primarily of salaries and benefits, laboratory supplies, clinical study costs, consulting fees and related costs, are expensed as incurred.

Selling, General and Administrative

Selling expenses consist primarily of personnel and marketing related costs and are expensed as the related costs are incurred. Advertising costs totaled approximately $0.2 million and $0.1 million during the years ended December 31, 2020 and 2019, respectively.

General and administrative expenses consist primarily of personnel costs for the Company’s finance, human resources, business development and general management, as well as professional services, such as legal and accounting services. General and administrative expenses are expensed as incurred.

Restructuring

On March 7, 2019, following the completion of a strategic review of its business, the Company announced a workforce reduction plan (the “Strategic Reorganization”) to reduce its workforce headcount by approximately 10%. Involuntary termination benefits paid to employees upon reorganization recognized as one-time termination benefits during the year ended December 31, 2019 amounted to $1.1 million. The terminated employees were also given the option to extend the exercise period on vested options resulting in incremental stock-based compensation expense of $0.3 million during the year ended December 31, 2019. All termination benefits related to the Strategic Reorganization were paid at December 31, 2019.

On August 27, 2020, the Company announced the closure of its Oxford, United Kingdom laboratory. Involuntary termination benefits paid to employees as a result of the Lab Closure were recognized as one-time termination benefits. All termination benefits related to the Lab Closure were paid at December 31, 2020. All other costs, including asset disposal and other facility closure costs, were recognized in the period incurred. We incurred restructuring costs related to the Lab Closure of $0.1 million during the year ended December 31, 2020. There were no restructuring accruals at December 31, 2020 and 2019.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The following table outlines the components of the restructuring charges included in the consolidated statements of operations (in thousands):

	Year Ended December 31,
	2020	2019
Cost of assay services revenue	$54	$207
Research and development	71	805
Selling, general and administrative	5	344
Total restructuring expense	$130	$1,356

Income Taxes

The provision for income taxes is included in interest income and other, net in the consolidated statements of operations and comprehensive loss.

Deferred income tax assets and liabilities are recognized for tax consequences in future years attributable to differences between the tax bases of assets and liabilities and their respective financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which these temporary differences are expected to reverse. The Company evaluates the need to establish or release a valuation allowance based upon expected levels of taxable income, future reversals of existing temporary differences, tax planning strategies, and recent financial operations. Valuation allowances are established to reduce deferred tax assets to the amount expected to be more likely than not realized in the future.

The effect of income tax positions is recognized only when it is more likely than not to be sustained. Interest and penalties associated with uncertain tax positions are recorded in interest income and other, net in the consolidated statements of operations and comprehensive loss.

We made an accounting policy election to treat the tax effects of the global intangible low-taxed income as a component of interest income and other, net in the period incurred.

Stock-Based Compensation

The Company incurs stock-based compensation expense related to its stock options, and we recognize stock-based employee compensation, net of an estimated forfeiture rate over the employee’s requisite service period, which is generally the vesting period, on a straight-line basis.

The Company utilizes the Black-Scholes valuation model for estimating the fair value of stock options granted. The fair value of each option is estimated on the date of grant.

Set forth below are the assumptions used in valuing the stock options granted and a discussion of the Company’s methodology for developing each of the assumptions used:

•        Expected dividend yield — The Company does not pay regular dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

•        Expected volatility — Volatility is a measure of the amount by which a financial variable, such as share price, has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company analyzes the volatility used by similar companies at a similar stage of development to estimate expected volatility.

•        Risk-free interest rate — The Company used a range of U.S. Treasury rates with a term that most closely resembles the expected life of the option as of the date of which the option was granted.

•        Expected average life of options — The expected life assumption is the expected time to exercise. The Company uses a simplified method to develop this assumption, which uses the average vesting period and the contractual terms.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Fair Value of Common Stock

The grant date fair value of the shares of common stock underlying stock options has historically been determined by the Company’s Board of Directors with assistance of third-party valuation specialists. Because there is no public market for the Company’s common stock, the Board of Directors exercises reasonable judgement and considers a number of objective and subjective factors, combined with management’s judgments, to determine the best estimate of the fair value, which include financial condition and actual operating results; the progress of the Company’s research and development efforts; its stage of development; business strategy; the rights, preferences and privileges of the Company’s redeemable convertible preferred stock relative to those of the Company’s common stock; the prices at which the Company sold shares of its redeemable convertible preferred stock; equity market conditions of comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock.

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive (loss) income. Other comprehensive (loss) income refers to gains and losses that are recorded as an element of stockholders’ (deficit) equity but excluded from net loss. Our other comprehensive (loss) income consists of foreign currency translation adjustments and net unrealized gain or losses on investments in available-for-sale securities.

Net Loss Per Share

Net loss per share is computed using the two-class method required for multiple classes of common stock and participating securities based upon their respective rights to receive dividends as if all income for the period has been distributed. The rights, including the liquidation and dividend rights and sharing of losses, of the Class A and Class B common stock are identical, other than voting rights. As the liquidation and dividend rights and sharing of losses are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share is therefore the same for Class A and Class B common stock on an individual or combined basis.

The Company’s participating securities include the Company’s redeemable convertible preferred stock, as the holders are entitled to receive noncumulative dividends on a pari passu basis in the event that a dividend is paid on common stock. The holders of redeemable convertible preferred stock do not have a contractual obligation to share in losses.

Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period without consideration to potential dilutive securities.

For the calculation of diluted net loss per share, basic net loss per share is adjusted by the effect of dilutive securities, including redeemable convertible preferred stock, convertible notes, and stock options. For periods in which the Company reports net losses, diluted net loss per share is the same as basic net loss per share because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Segment Information

The Company has one operating segment. The Company’s chief operating decision maker (the “CODM”) role is performed by the Company’s Chief Executive Officer. The CODM manages the Company’s operations on a consolidated basis for purposes of allocating resources and assessing performance. Substantially all of the Company’s operations and decision-making functions are located in the United States.

Recent Accounting Pronouncements

The Company is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

otherwise apply to private companies. The Company has elected to avail itself of this extended transition period and, as a result, the Company will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies so long as the Company remains an emerging growth company.

Recently Adopted Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted this standard as of January 1, 2020. The adoption did not have a material impact on the consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The amendments are effective for annual periods beginning after December 15, 2019. The Company adopted this standard as of January 1, 2020. The adoption did not have a material impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) — Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions related to contract modifications and hedge accounting to address the transitions from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance permits an entity to consider contract modification due to reference rate reform to be an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. The standard is effective upon issuance and can be applied as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles of ASC 740 as part of an overall simplification initiative. The effective date for the standard is for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which sets forth a “current expected credit loss” (CECL) model that requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. In November 2019, the FASB issued ASU 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which extends the effective date of ASU 2016-13 for non-public business entities to fiscal years beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extended the effective date of ASU 2016-02 for non-public business entities to fiscal years beginning after December 31, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company anticipates that it will elect to adopt the practical expedient to not separate lease and non-lease components.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company also anticipates that it will elect to adopt the package of practical expedients, which allows it to not reassess: 1) whether any expired or existing contracts are or contain leases, 2) the lease classification for any expired or existing leases and 3) initial direct costs for any existing leases. The Company will elect to not recognize on the balance sheet leases with terms of 12 months or less. For these short-term leases, the Company will recognize the lease payments in profit or loss on a straight-line basis over the lease term and any variable lease payments in the period in which the obligation for those payments is incurred. The Company is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.

3. Revenue

The following table provides information about disaggregated revenue by product line (in thousands):

	Year Ended December 31,
	2020	2019
Assay services revenue	$45,827	$26,913
Product revenue	1,907	3,503
Collaboration revenue	2,483	778
Other revenue:
Royalties	5,261	971
Other	411	22
Total other revenue	5,672	993
Total revenue	$55,889	$32,187

Customers outside the United States collectively represent 12% and 7% of the Company’s revenues for the years ended December 31, 2020 and 2019, respectively. Sales to any one country outside the U.S. did not comprise a material portion of net sales in any of the last two fiscal years.

Contract Balances and Remaining Performance Obligations

Contract liabilities represent the Company’s obligation to transfer goods or services to customers from which we have received consideration. Deferred revenue is classified as current if the Company expects to be able to recognize the deferred amount as revenue within 12 months of the balance sheet date. Deferred revenue is recognized as or when the Company satisfies its performance obligations under the contract.

As of December 31, 2020 and 2019, deferred revenue was $5.2 million and $5.5 million, respectively. Of this amount, $1.8 million is classified as short-term and is expected to be recognized as revenue within 12 months, with the remainder to be recognized over the next five years. As of December 31, 2020 and 2019, the portion of deferred revenue related to the collaborative arrangement was $5.0 million and $5.4 million, respectively, which is being recognized on a straight-line basis over the period of performance. Collaboration revenue recognized during the year ended December 31, 2020 included $1.0 million of previously deferred revenue that was included in contract liabilities as of December 31, 2019.

A summary of the change in contract liabilities is as follows (in thousands):

	Year Ended December 31,
	2020	2019
Balance at beginning of period	$5,469	$14,859
Recognition of revenue included in balance at beginning of period	(1,003)	(9,409)
Revenue deferred during the period, net of revenue recognized	711	19
Balance at end of period	$5,177	$5,469

SomaLogic, Inc.
Notes to Consolidated Financial Statements

4. Fair Value Measurement and Fair Value of Financial Instruments

The following tables set forth the Company’s financial assets measured at fair value on a recurring basis and the level of inputs used in such measurements as of December 31, 2020 and 2019 (in thousands):

As of December 31, 2020	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$138,977	$—	$—	$138,977	Level 1
Money market funds	23,568	—	—	23,568	Level 1
Commercial paper	2,399	—	—	2,399	Level 2
Total cash and cash equivalents	164,944	—	—	164,944
Investments:
Commercial paper	33,863	2	(2)	33,863	Level 2
Corporate bonds	6,093	—	(2)	6,091	Level 2
Total investments	39,956	2	(4)	39,954
Total assets measured at fair value	$204,900	$2	$(4)	$204,898
As of December 31, 2019	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Cash and cash equivalents:
Cash	$4,865	$—	$—	$4,865	Level 1
Money market funds	8,695	—	—	8,695	Level 1
Corporate bonds	500	—	—	500	Level 2
Total cash and cash equivalents	14,060	—	—	14,060
Investments:
Commercial paper	11,467	2	—	11,469	Level 2
U.S. Treasuries	4,989	8	—	4,997	Level 2
Asset-backed securities	5,149	4	—	5,153	Level 2
Corporate bonds	9,868	8	—	9,876	Level 2
Total investments	31,473	22	—	31,495
Total assets measured at fair value	$45,533	$22	$—	$45,555

All of the U.S. Treasury securities, asset-backed debt securities, commercial paper, and corporate bonds designated as available-for-sale securities have an effective maturity date that is less than one year from the respective balance sheet date, and accordingly, have been classified as current in the consolidated balance sheets.

The Company classifies its investments in money market funds within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company classifies its commercial paper, corporate bonds, U.S. Treasuries, and asset-backed securities as Level 2 and obtains the fair value from a third-party pricing service, which may use quoted market prices for identical or comparable instruments or model-driven valuations using observable market data or inputs corroborated by observable market data. There were no transfers between Levels 1, 2, or 3 for the periods presented.

As all of the Company’s available-for-sale securities have been held for less than a year as of both December 31, 2020 and 2019, no security has been in an unrealized loss position for 12 months or greater. We evaluated our securities

SomaLogic, Inc.
Notes to Consolidated Financial Statements

4. Fair Value Measurement and Fair Value of Financial Instruments (cont.)

for other-than temporary impairment and considered the decline in market value for the securities to be primarily attributed to current economic and market conditions. It is not more likely than not that we will be required to sell the securities, and we do not intend to do so prior to the recovery of the amortized cost basis. Based on this analysis, the available-for-sale securities were not considered to be other-than-temporarily impaired as of December 31, 2020 and 2019.

The fair value of the compound derivative liability was approximately $0.4 million and nominal as of December 31, 2020 and 2019, respectively, and is recorded in other long-term liabilities on the consolidated balance sheets. We measured the compound derivative liability at each consolidated balance sheet date using a probability-weighted method with unobservable inputs, which are classified as Level 3 within the fair value hierarchy. The primary inputs for the probability-weighted valuation include the Company’s credit spread, applicable market discount rates, estimated recovery rates and U.S. Treasury rates. The credit spread assumption was approximately 8% and the recovery rate was approximately 69% as of December 31, 2020. We determined the likelihood of event of default or change of control was remote as of December 31, 2019. The valuation is, in part, based on subjective assumptions and could differ materially in the future.

Due to deteriorating economic conditions and delays in fundraising efforts during to the COVID-19 pandemic in the second quarter of 2020, we restructured the Amended and Restated Credit Agreement on June 29, 2020 (see Note 9). We recorded an increase in the fair value of the compound derivative of $4.8 million immediately prior to the restructuring, which was recorded as interest expense in the accompanying consolidated statements of operations and comprehensive loss. The amendment fee of $2.5 million and the present value of the additional interest of approximately $1.4 million were settled against the compound derivative liability. On November 20, 2020, the Company signed another amendment to modify certain change of control provisions in conjunction with the Series A Preferred Stock fundraising (see Note 9). We recorded an increase in the fair value of the compound derivative liability of $7.5 million immediately prior to the amendment, which was recorded as interest expense in the accompanying consolidated statements of operations and comprehensive loss. The prepayment penalty fee of $2.5 million and the amendment fees of approximately $5.5 million were settled against the compound derivative liability.

The fair value of the Convertible Debt is approximately $2.3 million, which is a Level 3 measurement based on the conversion value of the instrument.

5. Inventory

Inventory consisted of the following (in thousands):

	As of December 31,
	2020	2019
Raw materials	$12,883	$13,549
Finished goods	161	80
Total inventory	13,044	13,629
Less: current portion	7,020	8,430
Non-current inventory	$6,024	$5,199

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

SomaLogic, Inc.
Notes to Consolidated Financial Statements

	As of December 31,
	2020	2019
Lab equipment	$9,864	$10,589
Computer equipment	1,402	1,674
Furniture and fixtures	947	947
Software	2,657	1,863
Leasehold improvements	3,539	3,527
Construction in progress	81	55
Total property and equipment, at cost	18,491	18,655
Less: Accumulated depreciation and amortization	(14,578)	(12,948)
Property and equipment, net	$3,913	$5,707

Depreciation expense was $2.3 million and $2.7 million for the years ended December 31, 2020 and 2019, respectively, and amortization expense was $0.5 million for both years presented.

7. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of December 31,
	2020	2019
Accrued compensation	$5,378	$3,342
Accrued charitable contributions	400	300
Accrued medical claims	307	315
Accrued royalties	—	261
Other	225	594
Total accrued liabilities	$6,310	$4,812

8. Commitments and Contingencies

Operating Leases

We have entered into various non-cancelable operating lease agreements for our current headquarters and laboratory facilities in Boulder, Colorado. In August 2015, the Company entered into a lease agreement for the Company’s corporate headquarters with a lease term that expires in June 2023; however, in September 2020, we agreed to terminate the lease effective June 2021. As a result, we paid a termination penalty of $0.3 million which was recorded in selling, general and administrative during the year ended December 31, 2020. The Company continues to occupy the space as of December 31, 2020. In January 2017, the Company entered into a lease for additional office space that expires in August 2021. The Company does not currently have plans to extend this lease.

In connection with the Lab Closure, the Company will also terminate the laboratory lease in Oxford, United Kingdom. The lease term is set to expire on December 31, 2021 and does not provide for early termination. As of December 31, 2020, we continued to use the space for storage of property and equipment.

The Company also has operating leases for its research and development lab facility and operations lab facility in Boulder, Colorado. During the year ended December 31, 2020, the Company extended the lease term on both leases until February 2026 and December 2023, respectively. The laboratory leases include escalating rent payments and options to renew the leases. The Company had deposits of $0.3 million classified as restricted cash and included in other long-term assets as of December 31, 2020 and 2019. The deposits are restricted from withdrawal and held by a bank in the form of collateral for an irrevocable standby letter of credit held as security for the lease of the Company’s research and development facility.

Rent expense was approximately $1.9 million and $1.7 million for the years ended December 31, 2020 and 2019, respectively.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

8. Commitments and Contingencies (cont.)

As of December 31, 2020, future minimum commitments under the Company’s non-cancelable operating leases are as follows (in thousands):

Year Ending December 31,
2021	$1,873
2022	1,454
2023	1,497
2024	810
2025	834
Thereafter	143
Total future minimum lease payments	$6,611

SAFE Agreement

In December 2019, in conjunction with a revenue contract with a customer, the Company entered into a Simple Agreement for Future Equity (the “SAFE”). The SAFE agreement provided the customer with the right to purchase a SAFE for a fixed payment of $5.0 million that would convert into equity (variable number of shares based upon fair value at the date of issuance) upon certain specified fundraising events. The right to purchase the SAFE was contingent on the customer’s approval of the Company’s plan to move to the next version of our SomaScan® platform (the “Reversioning Plan”), which did not occur until January 2020. The obligation was classified as a liability and measured at fair value upon the customers’ approval of the Reversioning Plan in January 2020. We received $5.0 million in cash and the customer was issued 737,463 Series A Preferred Stock (see Note 10), which effectively converted the liability into redeemable convertible preferred stock.

Legal Proceedings

We are subject to claims and assessments from time to time in the ordinary course of business. We will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. We are not currently party to any material legal proceedings in which a potential loss is probable or reasonably estimable.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

9. Convertible and Long-Term Debt

Convertible Debt

The Company has an unsecured convertible promissory note that was issued in March 2007, at par value, for an aggregate principal amount of $2.0 million (the “Convertible Debt”). In June 2017, the original maturity date for

SomaLogic, Inc.
Notes to Consolidated Financial Statements

the Convertible Debt was extended to June 30, 2024 and the interest rate was amended to a fixed rate of 3.75%. The Company performed a two-step analysis in accordance with ASC 470-50, Debt — Modification and Extinguishments, and determined that the amendment should be accounted for as a modification because the present value of the cash flows under the terms of the modified agreement were not substantially different than the present value of the remaining cash flows under the terms of the original agreement and the change in the value of the conversion option was not substantially different than the carrying value of the Convertible Debt. The resulting impact was a reduction in the carrying amount of the Convertible Debt for $0.1 million and an offsetting impact to additional paid-in capital. The carrying amount of the Convertible Debt, net of the unamortized discount, was $1.9 million and $2.0 million as of December 31, 2020 and 2019, respectively. Amortization of debt discount was less than $0.1 million for both of the years ended December 31, 2020 and 2019.

The Convertible Debt has a voluntary conversion feature which allows the holder, at its sole option, the right to request the Company to convert the principal, any accrued, but unpaid interest and any other unpaid amount of the obligation into our common stock or preferred stock. There is also an automatic conversion feature that permits the Convertible Debt to be settled in common stock, or cash upon certain events. The number of shares of common stock issued will be determined based on the total outstanding obligation divided by $3.72 and the number of shares of preferred stock issued will be determined based on the total outstanding obligation divided by $5.87.

Interest expense on the Convertible Debt was approximately $0.1 million for each of the years ended December 31, 2020 and 2019.

Paycheck Protection Program (“PPP”)

In April 2020, the Company received a loan in the aggregate amount of $3.5 million, pursuant to the Paycheck Protection Program (the “PPP”), established pursuant to the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration. The PPP loan, which was in the form of a note dated April 13, 2020, matures on April 13, 2022 and bears interest at a rate of 0.98% per annum. All principal and interest payments are deferred until April 13, 2021.

Under the terms of the CARES Act, the Company can apply for and receive forgiveness for all or a portion of the loans granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for certain permissible purposes as set forth in the PPP, including, but not limited to, eligible payroll costs and mortgage interest, rent or utility costs, and on the maintenance or rehiring of employees and maintaining compensation levels during the eight-week period following the funding of the PPP loan. No assurance is provided that forgiveness for all or any portion of the PPP loan will be obtained. In the event the PPP loan, or any portion thereof, is forgiven, the amount forgiven is applied to the outstanding principal.

Amended and Restated Credit Agreement

In February 2016, the Company entered into a credit agreement (the “Credit Agreement”) with Madryn Health Partners, LP (“Madryn”), under which we received net proceeds of approximately $35.0 million, including debt issuance costs of $0.8 million. Interest on the Credit Agreement accrued at an annual floating interest rate of LIBOR (with a 1% floor) plus 12.5%, payable quarterly, of which a portion could be deferred at our option and paid together with the principal at maturity (“payment in kind” or “PIK”). The Credit Agreement had an interest-only period through March 31, 2020 and a final maturity date of December 31, 2021.

In December 2017, the Company entered into the Amended and Restated Credit Agreement, receiving an additional $3.4 million in proceeds. The Amended and Restated Credit Agreement reduced the floating interest rate of LIBOR plus 12.5% to 8.86%, waived revenue covenants until October 1, 2020 as long as cash and investments exceeded the principal balance of the debt, removed the option to defer a portion of the interest payment until maturity and extended the term to December 2022. As of December 31, 2017, the additional debt recorded as PIK was approximately $1.6 million. In exchange for these changes, we issued 800,000 shares of Class B common stock to

SomaLogic, Inc.
Notes to Consolidated Financial Statements

9. Convertible and Long-Term Debt (cont.)

Madryn at a fair value of $12.35 per share. The Company accounted for the Amended and Restated Credit Agreement as a modification to the Credit Agreement as it was determined that no substantial change occurred. The fair value of the Class B common stock issued of $9.9 million, plus additional financing fees of $0.2 million, was recorded as deferred costs and is amortized to interest expense over the life of the loan using the effective interest rate method.

We determined that the Amended and Restated Credit Agreement contained put options related to early redemption mandatory prepayment terms in case of change in control or an event of default (the “redemption features”). The redemption features embedded in the Credit Agreement and Amended and Restated Credit Agreement met the requirements for separate accounting and were accounted for as a single, compound derivative instrument, in accordance with ASC 815, Derivatives and Hedging.

On June 29, 2020, the Company signed an amendment to the Amended and Restated Credit Agreement. The amendment increased the fixed annual interest rate to 12%, of which 3% can be deferred at our option and paid together with the principal at maturity, waived or amended certain covenants and eliminated amortizing principal payments set to begin in March 2021. The entirety of the outstanding principal balance will become due on the maturity date of December 31, 2022. Additionally, we incurred an amendment fee of $2.5 million, which was added to the outstanding principal balance. This amendment met the definition of a troubled debt restructuring under ASC 470-60, Troubled Debt Restructurings by Debtors, as the Company was experiencing financial difficulties and received concessions. The amendment did not result in a gain on restructuring because the total undiscounted cash outflows required under the Amended and Restated Credit Agreement exceeded the carrying value of the debt immediately prior to the amendment. The present value of the additional interest resulted in a premium of $1.4 million.

On November 20, 2020, the Company signed an additional amendment to the Amended and Restated Credit Agreement. In connection with the amendment, the Company issued 2,651,179 shares of Series A Preferred Stock to Madryn for a total fair value of approximately $18.0 million in exchange for the deemed prepayment of $10.0 million in the principal amount, a prepayment penalty of $2.5 million and amendment fees of approximately $5.5 million. This amendment also reduced the fixed annual interest rate to 11%, of which 2% can be deferred at our option and paid together with the principal at maturity, and amended certain change of control provisions. The Company accounted for this amendment as a modification to the Amended and Restated Credit Agreement as it was determined that no substantial change occurred. The Company elected to write down a proportionate amount of debt issuance costs and premium related to the prepayment. As a result, the Company recognized $0.6 million in interest expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

Obligations under the Amended and Restated Credit Agreement are collateralized by liens on substantially all of the Company’s assets, including certain intellectual property. The Amended and Restated Credit Agreement contains various customary representations and warranties, conditions to borrowings, events of default and covenants, including financial covenants requiring the maintenance of minimum annual revenue and liquidity. The Company was in compliance with its financial covenants under the Amended and Restated Credit Agreement as of December 31, 2019 and 2020. The Company incurred $5.8 million and $6.1 million of interest expense under the Amended and Restated Credit Agreement for the years ended December 31, 2020 and 2019, respectively. The interest expense includes noncash amortization of the debt issuance costs of approximately $2.0 million and $2.6 million, and is net of amortization of premium of approximately $0.5 million and nil for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, the additional interest recorded as PIK, which is added to the principal balance of the long-term debt, was $0.6 million. No interest was recorded as PIK during the year ended December 31, 2019.

Long-term debt consisted of the following (in thousands):

	As of December 31,
	2020	2019
Paycheck Protection Program loan	$3,520	$—

SomaLogic, Inc.
Notes to Consolidated Financial Statements

9. Convertible and Long-Term Debt (cont.)

Amended and Restated Credit Agreement	33,087	40,000
Plus: Premium	708	—
Less: Unamortized debt issuance costs	(2,566)	(5,432)
Total long-term debt	$34,749	$34,568
Current portion of long-term debt	$2,423	$—
Long-term debt, net of current portion	32,326	34,568

As of December 31, 2020, future principal payments for outstanding convertible and long-term debt is as follows (in thousands):

2021	$2,423
2022	34,184
2023	—
2024	2,000
Total	$38,607

10. Redeemable Convertible Preferred Stock and Common Stock

The Company’s certificate of incorporation, as amended, authorizes it to issue 486,000,000 shares of $0.01 par value stock, with 218,000,000 shares designated as Class A common stock (the “Class A Common Stock”), 218,000,000 shares designated as Class B common stock (the “Class B Common Stock”) (collectively, the “Common Stock”) and 50,000,000 shares designated as shares of redeemable convertible preferred stock. As of December 31, 2020, the Company had 73,481,228 shares of Class B Common Stock issued, 73,368,008 shares outstanding and no Class A common shares issued or outstanding. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

The Company’s stock option plan allows employees to surrender previously purchased shares to the Company to complete a cashless exercise of options. These surrendered shares are recorded as treasury stock at cost. The amounts recorded in treasury stock were $0.4 million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.

Redeemable Convertible Preferred Stock

In November and December 2020, the Company issued and sold 17,842,914 shares and 13,643,059 shares, respectively, of Series A redeemable convertible preferred stock (the “Series A Preferred Stock”) at a price of $6.78 per share for an aggregate purchase price of $213.5 million. The Company incurred equity issuance costs of $11.4 million in connection with these offerings, which are reflected as a reduction to the carrying value of the redeemable convertible preferred stock.

Upon issuance of the Series A Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that the Company is not required to separately account for these features. The Company also concluded that no beneficial conversion feature existed as of December 31, 2020.

The holders of the Series A Preferred Stock have the following rights and preferences:

SomaLogic, Inc.
Notes to Consolidated Financial Statements

10. Redeemable Convertible Preferred Stock and Common Stock (cont.)

Voting

The holders of Series A Preferred Stock are entitled to vote, together with the holders of Class B Common Stock as a single class, on all matters submitted to stockholders for a vote, excluding those matters required to be submitted to a preferred stock class vote. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of votes per share of Class B Common Stock into which each share of Series A Preferred Stock is convertible as of the record date for determining stockholders entitled to vote on such matter. The holders of Series A Preferred Stock, voting exclusively as a separate class, are entitled to elect one director of the Company. Each holder of Class A Common Stock is entitled to one vote for each share. Class B common stock is entitled to ten votes for each share.

Dividends

The holders of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, noncumulative dividends at a rate of 6% per annum of the original issuance price of $6.78 per share per annum. The dividends are payable in preference and priority to any payment of any dividend on common stock. After payment of dividends on the Series A Preferred Stock, the Company may declare and distribute dividends on a pro rata basis among the holders of the redeemable convertible preferred stock and common stock based on the number of shares of common stock held by each, determined on an as-if-converted basis. No dividends have been declared or paid since issuance of the Series A Preferred stock as of December 31, 2020.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as described below), the holders of shares of Series A Preferred Stock then outstanding will be entitled to receive, in preference to any distribution to the holders of common stock, an amount per share equal to the greater of (i) the original issue price of $6.78, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Class B Common Stock. In the event that assets available for distribution to the stockholders are insufficient to pay the holders of redeemable convertible preferred stock the full amount to which they are entitled, the holders of shares of Series A Preferred Stock shall receive a pro rata distribution, based on the relative Series A Preferred Stock ownership. If the assets and funds are in excess of amounts distributed to the preferred stockholders, the remaining assets and funds shall be distributed pro rata to the holders of the common stock.

Unless the holders of at least a majority of the then-outstanding shares Series A Preferred Stock voting together exclusively and as a single class elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which the stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all the assets of the Company.

Redemption

The redeemable convertible preferred stock is recorded in mezzanine equity because while it is not currently redeemable, it may become redeemable at the option of the preferred shareholders upon the occurrence of certain deemed liquidation events that are not considered to be solely within the Company’s control for an amount equal to the shares respective liquidation preference plus declared and unpaid dividends.

Conversion

Each share of Series A Preferred Stock is convertible into shares of Class B Common Stock at the option of the holder at any time after the date of issuance. Each share of Series A Preferred Stock will be automatically converted

SomaLogic, Inc.
Notes to Consolidated Financial Statements

10. Redeemable Convertible Preferred Stock and Common Stock (cont.)

into shares of Class B Common Stock, at the applicable conversion ratio then in effect, upon either (i) the closing of a firm commitment public offering at a price of at least $3.39 per share with at least $100.0 million of gross proceeds to the Company, (ii) the closing of a SPAC Merger at a price of a least $3.39 per share with combined available cash or cash equivalents of at least $100.0 million, or (iii) the vote or written consent of the holders of at least a majority of the then-outstanding shares of Series A Preferred Stock.

The conversion ratio of the Series A Preferred Stock is determined by dividing the original issue price of $6.78 by the conversion price of $3.39, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation and designation, as amended and restated.

Common Stock Reserved

The Company is required, at all times, to reserve a sufficient number of shares of common stock to effect the conversion of all outstanding shares of the Series A redeemable convertible preferred stock. The Company has also reserved 15.7 million shares of common stock for issuance under the 2017 Equity Incentive Plan and the 2009 Equity Incentive Plan (collectively, the “Incentive Plan”).

11. Stock-based Compensation

At December 31, 2020, there were 8,868,787 options outstanding within the Incentive Plan and 4,675,000 options outstanding that were granted outside of the Incentive Plan. The exercise price of all options as of the grant date was equal to or greater than the deemed fair value of the underlying common stock as determined by the Company’s Board of Directors with the assistance of periodic valuations from a third-party valuation firm. Generally, such options vest over four years, with 25% vesting upon the first-year anniversary of the grant date and the remaining options vesting ratably each month thereafter.

Stock-based compensation was recorded in the consolidated statements of operations and comprehensive loss as shown in the following table (in thousands):

	Year Ended December 31,
	2020	2019
Cost of assay services revenue	$413	$482
Cost of product revenue	14	41
Research and development	4,173	2,646
Selling, general and administrative	10,572	9,897
Total stock-based compensation	$15,172	$13,066

Stock-based compensation expense includes $0.2 million and $1.0 million related to Class B common stock issued to a nonemployee for services provided during the years ended December 31, 2020 and 2019, respectively.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

11. Stock-based Compensation (cont.)

The weighted-average assumptions used in valuing the stock options granted are set forth in the following table:

Year Ended December 31,
	2020	2019
Expected dividend yield	— %	— %
Expected volatility	83.5 – 92.0%	91.8 – 95.5%
Risk-free interest rate	0.32 – 0.54%	1.58 – 2.47%
Expected average life of options	5.95 years	6.08 years

The weighted-average grant date fair value for options granted during the years ended December 31, 2020 and 2019 was $1.69 and $9.26, respectively.

The following table shows a summary of all stock option activity:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (dollars in thousands)
Outstanding as of December 31, 2019	13,176,284	$5.95
Granted	4,649,754	$4.00
Exercised	(736,136)	$1.51
Forfeited	(3,546,115)	$3.98
Expired	—	—
Outstanding as of December 31, 2020	13,543,787	$3.28	7.68	$5,978
Exercisable as of December 31, 2020	8,483,543	$2.86	6.64	$5,930
Vested and expected to vest as of December 31, 2020	12,329,398	$3.21	7.51	$5,973

The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was approximately $0.4 million and $2.9 million, respectively.

Based on options granted to employees as of December 31, 2020, total compensation expense not yet recognized related to unvested options is approximately $19.2 million, which is expected to be recognized over a weighted average period of 1.98 years.

During 2019, as part of the Company’s Strategic Reorganization, the terminated employees were given the option to extend the exercise period on vested options. An incremental stock option expense of $0.3 million was recognized as a result of this modification.

In May 2020, the Board of Directors approved the repricing of approximately 5.7 million shares of outstanding stock options previously granted to a total of 158 grantees at various exercise prices to an exercise price of $4.00. No other terms of the repriced stock options were modified, and the repriced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates. In connection with the repricing of these options, the Company recorded incremental expense of $0.9 million for the year ended December 31, 2020. Additionally, the Company modified options held by terminated and existing executives to accelerate the vesting and/or extend contractual terms. In connection with these modifications, the Company recorded incremental expense of $1.9 million for the year ended December 31, 2020.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

12. Income Taxes

A reconciliation between the provision for income taxes based on the federal statutory income tax rate applied to loss before income taxes and the Company’s effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2020	2019
Income tax benefit at the federal statutory rate	$(11,128)	$(12,067)
State income taxes, net of federal income tax benefit	(3,003)	(2,425)
Nondeductible stock-based compensation	1,094	528
Expiration of net operating loss and research and development credits	1,056	104
Change in valuation allowance	14,446	15,184
Research and development credits	(1,110)	(1,222)
Return to provision adjustments	(993)	—
Other, net	(339)	(98)
Provision for income taxes	$23	$4

The components of the deferred income tax assets and liabilities is as follows (in thousands):

	As of December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$84,358	$78,831
Research and development credits	10,590	9,642
Depreciation and amortization	539	430
Deferred revenue	1,389	1,383
Accrued expenses and non-deductible reserves	761	1,096
Compensation accruals	1,076	499
Stock-based compensation	8,731	5,347
Interest expense carryforward	3,242	1,136
Loan discount and issuance costs	2,333	244
Other	291	254
Total deferred tax assets	113,310	98,862
Valuation allowance	(113,310)	(98,862)
Total deferred tax assets, net of valuation allowance	—	—
Deferred tax liabilities	—	—
Net deferred tax assets (liabilities)	$—	$—

As of December 31, 2020, and 2019, a full valuation allowance of $113.3 million and $98.9 million was established against the Company’s deferred tax assets as the Company believes it is more likely than not these tax attributes would not be realizable in the future. The valuation allowance increased by $14.4 million for the year ended December 31, 2020.

The Company evaluates the need to establish a valuation allowance by considering all available positive and negative evidence, including expected levels of taxable income, future reversals of existing temporary differences, tax planning strategies, and recent financial operations. The Company establishes a valuation allowance to reduce deferred tax assets to the extent it is more likely than not that some, or all, of the deferred tax assets will not be realized. The Company determined it is more likely than not that all of its deferred tax assets would not be realized. The Company will continue to monitor its available positive and negative evidence in assessing the realization of its deferred tax assets in the future, and should there be a need to release the valuation allowance, a tax benefit will be recorded.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

12. Income Taxes (cont.)

As of December 31, 2020 and 2019, the Company had federal net operating losses (“NOLs”) of $328.6 million and $313.9 million, respectively. Of the aggregate federal NOLs at December 31, 2020, $111.3 million can be carried forward indefinitely, and the remaining $217.3 million will begin to expire in 2021.

As of December 31, 2020, and 2019, the Company had state NOLs of $340.3 million and $316.0 million, respectively, which begin to expire in 2021.

As of December 31, 2020, and 2019, the Company had research and development credit carryforward of $11.8 million and $10.7 million, respectively, which begin to expire in 2021.

If certain substantial changes in the entity’s ownership occur, there would be an annual limitation on the amount of the carryforwards that can be utilized.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions with varying statutes of limitations. As of December 31, 2020, the Company is not under examination in any jurisdiction and the years ended December 31, 2019, 2018, 2017 and 2016 remain subject to examination in its primary taxing federal and state jurisdictions. The Company believes no significant changes in the unrecognized tax benefits will occur within the next 12 months.

A reconciliation of the unrecognized tax benefits is as follows (in thousands):

	As of December 31,
	2020	2019
Unrecognized tax benefit – beginning balance	$1,071	$906
Increase related to tax positions taken in the current year	111	136
Increase related to tax positions taken in the prior year	—	29
Decrease related to tax positions taken in the prior year	(6)	—
Unrecognized tax benefit – ending balance	$1,176	$1,071

The unrecognized tax benefits are classified as a reduction of deferred tax assets within the balance sheets. As of December 31, 2020 and 2019, there are $1.2 million and $1.1 million of unrecognized tax benefits that, if recognized, would favorably affect the Company’s effective tax rate, respectively.

The Company did not recognize any interests or penalties in all periods presented or accrue any interests or penalties as of December 31, 2020 and 2019.

13. Employee Benefit Plans

The Company sponsors a 401(k) plan, covering all employees in the United States. The Company matches 100% of the first 4% of employee contribution with immediate vesting. During each of the years ended December 31, 2020 and 2019, we made matching contributions of approximately $0.8 million.

14. Related Parties

In March 2015, the Company entered into a Joint Research and Collaboration Agreement (the “JRCA”) with Lab79 (formerly PRAAN BioSciences Inc.), a company that engages in research and development activities. Lab79 is a related party to the Company because Lawrence Gold, Chairman of the Board of Directors until his resignation on December 8, 2020, serves on the Board of Directors of Lab79. Additionally, the Company owns 14.1% equity interest in Lab79. As a result of the JRCA, we agreed to pay Lab79 for research and development activities and, in exchange, Lab79 granted us an exclusive, worldwide, irrevocable and royalty free sublicense to use Lab79 IP and Joint IP. No amounts were paid under the JRCA during the years ended December 31, 2020 and 2019. The Company did not enter into any other material transactions with Lab79 during the years ended December 31, 2020 and 2019. Effective January 2021, Jason Cleveland, previously CEO of Lab79 and owner of 30% equity interest in Lab79, was hired as the Company’s Chief Technology Officer.

SomaLogic, Inc.
Notes to Consolidated Financial Statements

14. Related Parties (cont.)

In June 2016, the Company entered into an agreement with CompleGen, an early stage biopharmaceutical company, which uses a proprietary system to discover novel biologically active chemicals. CompleGen is a related party to the Company because Lawrence Gold serves on the Board of Directors of CompleGen. The agreement, which was extended through June 30, 2019, allowed us to retain CompleGen’s Chief Executive Officer as a consultant and to use its technology to help further the use of our SOMAmers® in therapeutics. During 2019, the Company paid CompleGen approximately $0.1 million for these services and recorded an expense to selling, general and administrative in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2019. The Company did not enter into any other material transactions with CompleGen during the year ended December 31, 2020 and 2019.

In March 2018, the Company pledged $1.0 million to Colorado Longitudinal Study (“COLS”), a 501(c)(3) non-profit organization. COLS is a related party to the Company because Lawrence Gold is the Chairman of the Board of Directors for COLS. The pledge was conditional on COLS receiving a grant from the state of Colorado. In August 2018, the Company made a payment of $0.1 million; however, COLS was not successful in receiving a grant from the state. In March 2019, the Company re-committed to a $0.9 million unconditional pledge to COLS. The Company expensed the $0.9 million unconditional pledge to selling, general and administrative during the year ended December 31, 2019 and paid $0.1 million and $0.2 million of the unconditional pledge during the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, $0.4 million of the $0.6 million remaining commitment is recorded in accrued liabilities and $0.2 million is recorded in other long-term liabilities.

Effective November 20, 2020, Lawrence Gold resigned as a member of the Board of Directors of SomaLogic; however, he will continue to have Board of Director observer rights through 2021. Lawrence Gold will continue to serve as an employee to the Company. The Company also modified Mr. Gold’s stock options that were previously granted. See Note 11, “Stock-based Compensation’’ for further details on the stock modification.

Upon the closing of the second issuance of Series A Preferred Stock in December 2020, Eli Casdin, the Chief Executive Officer and director of CM Life Sciences II Inc. (“CMLS II”), became a member of the Board of Directors of SomaLogic. See Note 16, “Subsequent Events” for details related to the contemplated merger between SomaLogic and CMLS II. Additionally, Mr. Casdin is the founder of Casdin Partners Master Fund, L.P. and Casdin Private Growth Equity Fund, L.P., which were issued an aggregate of 5,899,704 shares of Series A Preferred Stock in December 2020.

15. Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,
	2020	2019
Net loss	$(53,015)	$(57,002)
Weighted average shares used in computing net loss per share, basic and diluted	72,833,736	72,365,489
Net loss per share, basic and diluted	$(0.73)	$(0.79)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Year Ended December 31,
	2020	2019
Redeemable convertible preferred stock (on an if-converted basis)	62,971,946	—
Stock options to purchase common stock	13,543,787	13,176,284
Convertible debt (on an if-converted basis)	537,634	537,634
	77,053,367	13,713,918

SomaLogic, Inc.
Notes to Consolidated Financial Statements

16. Subsequent Events

For its consolidated financial statements as of December 31, 2020 and for the year then ended, the Company evaluated subsequent events through May 14, 2021, the date on which these financial statements were issued.

On February 1, 2021, the Company hired Greg Sparks as Chief Information Officer. Mr. Sparks is the founder of CIO Source, LLC (“CIO Source”), a management consulting firm that provided services to SomaLogic under an Independent Contractor Services Agreement (“ICSA”) prior to his employment. The ICSA and all related services were terminated prior to Mr. Sparks’ employment with the Company.

On March 28, 2021, the Company entered into a merger agreement with CMLS II, a Special Purpose Acquisition Company (“SPAC”) and its wholly owned subsidiary, S-Craft Merger Sub, Inc. (“Merger Sub”) (the “Merger Agreement”). The contemplated merger (the “Business Combination”) with CMLS II, under which Merger Sub will merge with and into SomaLogic, would provide all holders of common and preferred stock to receive either cash or common stock of the continuing public company, which will be a wholly owned subsidiary of CMLS II. The remaining outstanding shares of the post-combination company will be held by CMLS II’s public stockholders, the SPAC sponsor (CMLS Holdings II LLC), and subscribers in the private investment in public equity agreement, to be consummated simultaneously with the Business Combination. The proposed transaction is expected to be completed in the third quarter of 2021, subject to, among other things, the approval by CMLS II’s stockholders, satisfaction of the conditions stated in the Merger Agreement and other customary closing conditions. There is no assurance that the transaction will be consummated.

On March 30, 2021, the Company issued a notice of prepayment to the holder of the Company’s Convertible Debt stating the Company intends to prepay the full outstanding Convertible Debt obligation in June 2021. The holder has the option to either request a conversion to equity pursuant to the Convertible Debt voluntary conversion provisions or accept the Company’s prepayment. As of May 14, 2021, the holder has not exercised the option.

On April 9, 2021, the Company repaid the Amended and Restated Credit Agreement in full and the obligation was extinguished. In addition to the outstanding principal balance of $33.3 million as of this date, the Company also paid a prepayment penalty of approximately $4.0 million.

On April 19, 2021, the Company formally applied for forgiveness of the PPP loan, however, there is no assurance that the PPP loan will be forgiven.

Annex A

Composite Agreement and Plan of Merger

Agreement and Plan of Merger, dated as of March 28, 2021, as amended May 12, 2021, by and among CM Life Sciences II, Inc., S-Craft Merger Sub, Inc., and SomaLogic, Inc. (composite copy incorporating the Agreement and Plan of Merger, dated as of March 28, 2021, and First Amendment to Agreement and Plan of Merger, dated as of May 12, 2021).

Each reference in the Agreement and Plan of Merger to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference to the Agreement and Plan of Merger in any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with, the Transaction Agreements, will mean and be a reference to the Agreement and Plan of Merger, as amended by the First Amendment to Agreement and Plan of Merger.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CM LIFE SCIENCES II, INC.,

S-CRAFT MERGER SUB, INC.,

and

SomaLogic, Inc.,

DATED AS OF MARCH 28, 2021

Annex A-i

Annex A-ii

Annex A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of March 28, 2021, by and among CM Life Sciences II, Inc., a Delaware corporation (“Parent”), S-Craft Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and SomaLogic, Inc., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Legal Requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”).

WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local Tax Legal Requirements that follows the U.S. federal income tax treatment), each of the Parties intends that the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and any comparable provision of state or local Tax Legal Requirements (the “Intended Tax Treatment”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL; (b) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of the Company.

WHEREAS, following execution of this Agreement, the Company shall (a) seek to obtain and deliver to Parent as promptly as practicable, and in any event no later than three (3) Business Days following execution of this Agreement (the “Company Stockholder Approval Deadline”), a stockholder support agreement (the “Stockholder Support Agreement”) in the form attached hereto as Exhibit D executed by stockholders representing at least a majority of the voting power of the Company, and (b) use reasonable best efforts to obtain a lock-up letter agreement (the “Lock-Up Letter”) executed by the Company Stockholders holding in excess of 1% of the Company’s outstanding capital stock (the “Lock-Up Parties”), pursuant to which such Company Stockholder agrees to certain restrictions on his/her/its ability to sell or otherwise dispose of the shares of Parent Class A Stock such Company Stockholder receives pursuant to the Merger.

WHEREAS, the board of directors of Parent has: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL; (b) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (c) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (d) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of Parent (the “Parent Recommendation”).

Annex A-1

WHEREAS, prior to the Closing, Parent shall: (a) adopt an equity incentive plan in the form attached hereto as Exhibit A (as such form may be modified in accordance with Section 7.18) (the “LTIP”) and (b) adopt an employee stock purchase plan in the form attached hereto as Exhibit B (as such form may be modified in accordance with Section 7.18) (the “ESPP”).

WHEREAS, on or about the date hereof, Parent has obtained commitments from the Equity Financing Investors for equity financing pursuant to certain subscription agreements, with such equity financings to be consummated immediately prior to the consummation of the Transactions.

WHEREAS, in connection with the consummation of the Merger, Parent and the Company Stockholders will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
THE CLOSING TRANSACTIONS

Section 1.1 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.1, the consummation of the Transactions (the “Closing”), other than the filing of the Certificate of Merger (as defined below), shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email pdf files.

Section 1.2 Parent Financing Certificate. Not more than two Business Days prior to the Closing, Parent shall deliver to the Company written notice (the “Parent Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions; (b) the amount of Parent Cash and Parent Transaction Costs as of the Closing; (c) confirmation that the aggregate amount of the equity financing equal to the Equity Financing Amount was committed to Parent by the Equity Financing Agreements; and (d) the number of shares of Parent Class A Stock to be outstanding as of the Closing after giving effect to the Parent Stockholder Redemptions, any forfeitures of shares of Parent Class A Stock by the Sponsor pursuant to that certain Sponsor Forfeiture Agreement, dated as of the date hereof, between the Parent and the Company (the “Sponsor Forfeiture Agreement”), and the issuance of shares of Parent Class A Stock pursuant to the Equity Financing Agreements.

Section 1.3 Closing Documents.

(a) At the Closing, Parent or Merger Sub, as applicable, shall deliver to the Company:

(i) a copy of the A&R Registration Rights Agreement, duly executed by Parent, Sponsor and the other existing parties thereto;

(ii) copies of resolutions and actions taken by Parent’s and Merger Sub’s board of directors and stockholders in connection with the approval of this Agreement and the Transactions;

Annex A-2

(iii) written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Merger Sub and the officers and directors of Parent who will not retain such positions upon the Closing, as mutually agreed by Parent and the Company or as otherwise stated herein;

(iv) a duly executed counterpart of the Earn-Out Escrow Agreement from a representative of Parent designated prior to the Closing;

(v) the Indemnification Agreements, duly executed by Parent; and

(vi) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.2.

(b) At the Closing, the Company shall deliver to Parent:

(i) a copy of the Certificate of Merger, duly executed by the Company;

(ii) a copy of the A&R Registration Rights Agreement, duly executed by parties mutually agreed upon by Parent and the Company between the date hereof and the Closing;

(iii) a duly executed counterpart of the Earn-Out Escrow Agreement from a representative of the Company that will be an officer of Parent following the Closing;

(iv) copies of resolutions and actions taken by the Company’s board of directors and the Company Stockholders in connection with the approval of this Agreement and the Transactions;

(v) a schedule reflecting: (A) the calculation of the Closing Available Cash, Closing Available Excess Cash, Closing Cash Payment Amount and the Closing Number of Securities, in each case, based upon the amounts contained in the Parent Financing Certificate; (B) the calculation, as of the Closing, of the Aggregate Company Share Amount, Total Outstanding Company Shares, each Company Stockholder’s Total Stockholder Outstanding Shares and the Per Share Amount; (C) each Company Stockholder’s Cash Cap (if any), Cash Pro Rata Share (expressed as both a dollar amount and percentage), Cash Pro Rata Share Excess Percentage, Cash Pro Rata Share Excess Amount and Stockholder Cash Payment Amount; (D) the portion of the Closing Number of Securities issuable to each Company Stockholder at Closing pursuant to Section 2.7(a)(ii); and (E) each Company Stockholder’s Earn-Out Pro Rata Share of the Earn-Out Shares to be issued upon the occurrence of the Triggering Event in accordance with Article III; and

(vi) all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.3.

Section 1.4 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall make any payments in the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions.

(b) Parent shall pay, or cause to be paid, all Parent Transaction Costs and Company Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

(c) The certificate of merger with respect to the Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) and filed with the Secretary of State of the State of Delaware.

(d) Parent shall deposit (or cause to be deposited) with the Exchange Agent the Closing Cash Payment Amount and the Closing Number of Securities.

Annex A-3

Article II
THE MERGER

Section 2.1 Effective Time. Subject to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and Merger Sub shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”).

Section 2.2 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger and as a direct, wholly-owned subsidiary of Parent.

Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

Section 2.4 Governing Documents. Subject to Section 7.13, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “SomaLogic” (or such other name mutually agreed by the Parties).

Section 2.5 Directors and Officers of the Surviving Corporation. Immediately after the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Company as of immediately prior to the Effective Time.

Section 2.6 Merger Consideration.

(a) Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid to the Company Stockholders shall be: (i) the Closing Merger Consideration; and (ii) the contingent right to receive the Earn-Out Shares following the Closing in accordance with Article III (collectively, the “Total Consideration”).

(b) The Closing Merger Consideration shall be paid or issued, as applicable, in the form of: (i) an amount in cash equal to the Closing Cash Payment Amount; and (ii) the Closing Number of Securities.

Section 2.7 Effect of the Merger on the Company Common Stock and Company Preferred Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:

(a) Each share of Company Common Stock and Company Preferred Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Total Consideration, with each Company Stockholder (as applicable) being entitled to receive:

(i) if such Company Stockholder has made a Cash Election, such Company Stockholder’s Cash Pro Rata Share of the Closing Available Cash and, if applicable, such Company Stockholder’s Cash Pro Rata Share Excess Amount of the Closing Available Excess Cash (such aggregate amount in cash, the “Stockholder Cash Payment Amount”); provided that in no event shall a Company Stockholder’s Stockholder Cash Payment Amount exceed an amount equal to the product of (x) such Company Stockholder’s Total Stockholder Outstanding Shares multiplied by (y) the Per Share Amount;

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(ii) a number of shares of Parent Class A Stock equal to the quotient of: (A) (1) the product of (x) such Company Stockholder’s Total Stockholder Outstanding Shares multiplied by (y) the Per Share Amount minus (2) such Company Stockholder’s Stockholder Cash Payment Amount, divided by (B) the Parent Stock Price; and

(iii) its Earn-Out Pro Rata Share of any Earn-Out Shares in accordance with Article III, subject to adjustment in accordance with Section 2.7(e);

in each case, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Common Stock and Company Preferred Stock (each, a “Certificate”) and delivery of the other documents required pursuant to Section 2.8. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or Surviving Corporation, and each Certificate relating to the ownership of shares of Company Common Stock and Company Preferred Stock (other than Excluded Shares) shall thereafter represent only the right to receive the applicable portion of the Total Consideration.

(b) Notwithstanding anything in this Agreement to the contrary, no fraction of a share of Parent Class A Stock will be issued by virtue of the Merger. Any fractional shares that would otherwise be issued will be rounded down to the nearest whole share of Parent Class A Stock.

(c) Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Each share of Company Common Stock and Company Preferred Stock held in the Company’s treasury or owned by Parent, Merger Sub or the Company immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

(e) The numbers of shares of Parent Class A Stock that the Company Stockholders are entitled to receive as a result of the Merger, and each other amount contained herein which is based upon the number of shares of Parent Class A Stock, and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Stock occurring on or after the date hereof and prior to the Closing.

Section 2.8 Surrender of Company Certificates and Disbursement of Closing Consideration.

(a) Subject to this Section 2.8, at the Effective Time, Parent shall deliver, or cause to be delivered to each Company Stockholder portion of the Total Consideration to which such Company Stockholder is entitled pursuant to Section 2.7(a)(i) and Section 2.7(a)(ii) (collectively, the “Closing Consideration”).

(b) Prior to the Effective Time, unless otherwise agreed by the Parties, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates for each Company Stockholder’s portion of the Closing Consideration. Not less than thirty (30) days prior to the anticipated Effective Time, the Company shall provide an election form for the Cash Election in a form mutually acceptable to Parent and the Company to each Company Stockholder that has not previously submitted a Cash Election or confirmed in writing to the Company that it will not be making a Cash Election.

(c) At the Effective Time, Parent shall deposit with the Exchange Agent the aggregate amount of the cash portion of the Closing Consideration and make available the aggregate amount of the equity portion of the Closing Consideration. Such cash and equity deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”. At the Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Closing Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this Article II.

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(d) Promptly after the Effective Time (and in any event within five Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder who has not already received the Surrender Documentation (other than holders of Excluded Shares and Dissenting Shares): (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)) to the Exchange Agent (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver the Surrender Documentation to any Company Stockholder that has delivered its Surrender Documentation with respect to such Company Stockholder’s Certificates to the Exchange Agent at least two Business Days prior to the Closing Date. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.8(g)) to the Exchange Agent in accordance with the terms of the Surrender Documentation, the Exchange Agent will deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration in accordance with Section 2.8(a) hereof, with: (A) any cash portion of the Closing Consideration being delivered via wire transfer of immediately available funds in accordance with instructions provided by such Company Stockholder in the letter of transmittal; and (B) the equity portion of the Closing Consideration being delivered via book-entry issuance (or at the written election of any Company Stockholder, in certificated form), in each case, less any required Tax withholdings as provided in Section 2.9; provided, however, that if the holder of such Certificate delivers to the Exchange Agent the Surrender Documentation with respect to such Company Stockholder’s Certificates at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration covered by such Surrender Documentation in accordance with clauses (A) and (B) of this sentence on the Closing Date or as promptly as practicable thereafter. The Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each Certificate shall represent after the Effective Time for all purposes only the right to receive the applicable portion of the Total Consideration attributable to such Certificate. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of shares of Company Common Stock or Company Preferred Stock that is not registered in the transfer records of the Company, the applicable portion of the Total Consideration to be delivered upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such shares of Company Common Stock or Company Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(e) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.9) the portion of the Total Consideration represented by such Certificate.

(f) Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the Company Stockholders for 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any Company Stockholder who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their respective portion of the Total Consideration (after giving effect to any required Tax withholdings as provided in Section 2.9) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

(g) In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue the portion of the Total Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.9).

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Section 2.9 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, that if Parent, Merger Sub, any of their respective Affiliates, or any party acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent shall provide notice to the Company as soon as reasonably practicable after such determination; provided, further, that the parties shall use commercially reasonable efforts to minimize any such deduction and/or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity.

Section 2.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors or members, as applicable, (or their designees) of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.11 Tax Treatment of the Merger. For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), the Parties will prepare and file all Tax Returns consistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code (or comparable provision of state and local Tax Legal Requirement) and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by Applicable Legal Requirements (in the case of Parent, the Company or Surviving Corporation, as determined by Parent in good faith).

Section 2.12 Effect on Company Options.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time shall be assumed by Parent and converted into an option to purchase shares of Parent Class A Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time, including with respect to vesting, exercisability and termination-related provisions (each, a “Parent Option”) except that (a) such Parent Option shall provide the right to purchase that whole number of shares of Parent Class A Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (b) the exercise price per share shall be equal to the exercise price per share of such Company Option in the effect immediately prior to the Effective Time (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b) The Company shall take all necessary actions to effect the treatment of Company Options pursuant to Sections 2.12(a) in accordance with the Company Incentive Plan and the applicable award agreements and to ensure that no Parent Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Parent. The board of directors of the Company shall take all necessary actions, effective as of immediately prior to the Closing, in order to (i) provide that the unallocated share reserve remaining under the Company Incentive Plan as of the Closing Date (including any shares subsequently returned to such share reserve as a result of the termination of awards issued under the Company’s applicable stock plan) shall be included in the share reserve under the LTIP, in accordance with the terms thereof, and (ii) provide that no new Company Options will be granted under the Company Incentive Plan following the Closing. Prior to the Effective Time, the Company shall deliver to each holder of a Company Option a notice, in a form reasonably acceptable to Parent, setting forth the effect of the Merger on such holder’s Company Options and describing the treatment of such Company Options in accordance with this Section 2.12.

(c) Parent shall take all actions that are necessary for the assumption and conversion of the Company Options pursuant to Section 2.12. If registration of the issuance of the Parent Options is required under the Securities Act, Parent shall file, as promptly as practicable after the date that is sixty (60) days after the Form 8-K announcing the
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Closing is filed (or any such earlier date permitted by Applicable Legal Requirements), a registration statement on Form S-8 with respect to such Parent Options and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the applicable Parent Options remain outstanding and such registration of the sale of the shares of Parent Class A Common Stock issuable thereunder continues to be required.

Section 2.13 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time and held by a Company Stockholder who has not voted in favor of the Merger or consented thereto in writing or by electronic transmissions and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Closing Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (i) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (ii) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares under Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall only represent the right to receive the Closing Merger Consideration upon the surrender of such shares in accordance with this Article II. The Company shall give Parent reasonably prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock or Company Preferred Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Article III
EARN OUT

Section 3.1 Issuance of Earn-Out Shares. Following the Closing, and as additional consideration for the Merger and the other Transactions, if at any time between the thirteen (13)-month anniversary of the Closing and the twenty-four (24)-month anniversary of the Closing (inclusive of the first and last day of such period, the “Earn-Out Period”), the Common Share Price is greater than or equal to $20.00 during the Earn-Out Period (the “Triggering Event”), then Parent shall deliver or cause to be delivered from the Earn-Out Shares in accordance with the Earn-Out Escrow Agreement to each applicable Company Stockholder in accordance with such Company Stockholder’s respective Earn-Out Pro Rata Share (other than holders of Dissenting Shares), and Earn-Out Service Provider (in accordance with its respective Earn-Out Pro Rata Share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable Earn-Out Award Agreement), 5,000,000 shares of Parent Class A Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock occurring on or after the Closing, the “Earn-Out Shares”), upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in Section 3.4 and the applicable Earn-Out Award Agreement.

Section 3.2 Acceleration Event. If, during the Earn-Out Period, there is a Change of Control that will result in the holders of Parent Class A Stock receiving a per share price equal to or in excess of the applicable Common Share Price required in connection with the Triggering Event (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control (the “Accelerated Vesting Date”): (a) the Triggering Event that had not previously occurred shall be deemed to have occurred; and (b) Parent shall deliver or cause to be delivered from the Earn-Out Shares (including any Earn-Out Shares accumulated in the Forfeiture Pool as of the Accelerated Vesting Date) in accordance with the Earn-Out Escrow Agreement to each applicable Company Stockholder and Earn-Out Service Providers (in accordance with such Company Stockholder’s respective Earn-Out Pro Rata Share and, in the

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case of Earn-Out Service Providers, if and to the extent required in accordance with the applicable Earn-Out Award Agreement), and the recipients of such issued Earn-Out Shares shall be eligible to participate with respect thereto in such Change of Control. If there is a Change in Control following the Earn-Out Period, then immediately prior to the consummation of such Change in Control, Parent shall issue the Earn-Out Shares then-accumulated in the Forfeiture Pool, if any, to the Company Stockholders and Earn-Out Service Providers (in accordance with their respective Earn-Out Pro Rata Share and, in the case of the Earn-Out Service Providers, if and to the extent required in accordance with the applicable Earn-Out Award Agreement), and the recipients of such issued Earn-Out Shares shall be eligible to participate with respect thereto in such Change of Control.

Section 3.3 Tax Treatment of Earn-Out Shares. Any issuance of Earn-Out Shares to Company Stockholders, including any delivery of Earn-Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.2, shall be treated as an adjustment to the Total Consideration by the Parties for Tax purposes, unless otherwise required by Tax law and is intended to comply with and shall be effected in accordance with Rev. Proc. 84-42, 1984-1 C.B. 521.

Section 3.4 Earn-Out Service Providers. Earn-Out Shares issuable upon the occurrence of a Triggering Event may be issued to Earn-Out Service Providers as described in this Section 3.4 rather than to Company Stockholders. The terms of the issuance of the Earn-Out Shares underlying an award of Earn-Out RSUs to the Earn-Out Service Providers shall be set forth in a written agreement between the Company and such Earn-Out Service Provider (each, an “Earn-Out Award Agreement”), in a form reasonably acceptable to Parent, which may provide that the Earn-Out Shares that would otherwise become issuable to an Earn-Out Service Provider pursuant to Section 3.1 shall remain subject to certain additional vesting conditions as set forth therein, and which may provide for accelerated vesting in the event of a Change in Control. In the event that an Earn-Out Service Provider does not satisfy the vesting conditions set forth in his or her Earn-Out Award Agreement, such Earn-Out Service Provider shall be deemed to have forfeited his or her right to receive the applicable Earn-Out Shares for no consideration. Any such Earn-Out Shares that are so forfeited under the terms of an Earn-Out Award Agreement shall accumulate in the “Forfeiture Pool” and shall be issued in accordance with Section 3.1 or Section 3.2, as applicable; provided that, for the avoidance of doubt, no Earn-Out Shares shall be issuable, including those accumulated in the Forfeiture Pool, unless and until the conditions set forth in Section 3.1 or Section 3.2, as applicable, have been met. The delivery of Earn-Out Shares underlying the Earn-Out RSUs shall be subject to the payment of any applicable Tax withholdings and compliance with any applicable requirements of the securities and other laws.

Section 3.5 Escrow of Earn-Out Shares.

(a) At the Closing, the Company shall deliver electronically to Continental, the Earn-Out Shares.

(b) Upon receipt of the Earn-Out Shares, Continental will place the Earn-Out Shares in an escrow account established pursuant to an escrow agreement, in a form mutually agreed by Parent, the Company and Continental (the “Earn-Out Escrow Agreement”).

(c) Promptly upon the occurrence of the Triggering Event, a representative designated prior to the Closing by Parent and Parent shall jointly prepare and deliver, or cause to be prepared and delivered, in a mutually agreeable written notice to Continental (a “Release Notice”), which Release Notice shall set forth in reasonable detail the specific release instructions with respect to the Earn-Out Shares, including, without limitation, the number of Earn-Out Shares to be released and the identity of each Person to whom such Earn-Out Shares shall be released.

Article IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company to Parent and Merger Sub prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as

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to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect. Complete and correct copies of the certificate of incorporation, certificate of designation, stockholders’ rights agreement and by-laws (and any other governing documents or instruments, collectively, the “Charter Documents”) of the Company as amended and currently in effect, have been made available to Parent or its representatives.

Section 4.2 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b) Except as set forth on Schedule 4.2(b) of the Company Disclosure Letter, each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 218,000,000 shares of Class A Common Stock, par value $0.01, of which no shares are issued and outstanding as of the date of this Agreement; (ii) 218,000,000 shares of Class B Common Stock, par value $0.01, of which 73,983,416 shares are issued and outstanding as of the date of this Agreement; (iii) 50,000,000 shares of Series A Preferred Stock, par value $0.01, of the Company (the “Company Preferred Stock”), of which 31,485,973 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Company’s Charter Documents. Schedule 4.3(a) of the Company Disclosure Letter contains a true and correct list of all Company Common Stock and Company Preferred Stock owned by each Company Stockholder, and the respective class(es) thereof.

(b) The Company has previously provided to Parent a list, dated as of March 25, 2021, that is true and correct as of such date, setting forth the name of each holder of any Company Option granted under the Company Incentive Plan, the number of Company Options held by each holder, the class of shares underlying such Company Options and the applicable exercise price. Other than the Company Options there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company. Other than the Company Options, the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock or Company Preferred Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or Company Preferred Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock or Company Preferred Stock.

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(c) The outstanding shares of capital stock (or other equity interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock (or other equity interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Schedule 4.3(c); (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other equity interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or  for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other equity interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other equity interests). Except for the equity interests of the Company Subsidiaries set forth on Schedule 4.2(a) of the Company Disclosure Letter and as otherwise set forth on Schedule 4.3(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d) Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(e) The PPP Loan was obtained by the Company in accordance, in all material respects, with all applicable Laws and all applicable eligibility requirements under the Paycheck Protection Program, in each case as existing as of the time of the Company’s final application for the PPP Loan. The Company has not received a notice from any Governmental Entity asserting or threatening that any portion of the PPP Loan is not or may not be eligible for forgiveness or that the PPP Loan does not comply with applicable Laws and requirements.

Section 4.4 Due Authorization. The Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Merger), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.5. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Merger) have been, or in the case of any Transaction Agreements to be executed at or in connection with the Closing, will be duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the affirmative vote or consent of the holders of shares representing a majority of the voting power of the Company required to approve and adopt this Agreement, the Merger and the other Transactions under the Charter Documents and the DGCL, including, without limitation, the approval of the holders of the Company Preferred Stock, Class A Common Stock and Class B Common Stock, respectively, including the (y) approval of the holders of Company Preferred Stock voting as a separate class and (z) approval of holders of the Company Preferred Stock and the Company Common Stock voting as a single class (on an as converted basis) (collectively, the “Company Stockholder Approval”), and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub) constitute or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

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Section 4.5 No Conflict; Governmental Consents and Filings.

(a) Except as set forth on Schedule 4.5(a) of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract or Material Current Government Contract, or terminate or result in the termination of any Company Material Contract or Material Current Government Contract, or result in the creation of any Lien under any Company Material Contract or Material Current Government Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect.

(b) Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Merger), except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any similar foreign law; (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Company Material Adverse Effect; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Schedule 4.5(b); and (v) the filing of the Certificate of Merger in accordance with the DGCL.

Section 4.6 Legal Compliance; Approvals.

(a) Each of the Group Companies has during the past three years complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole. No written, or to the Knowledge of the Company, oral notice of non-compliance with any Applicable Legal Requirements has been received during the past three years by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.7 Government Contracts. Schedule 4.7 of the Company Disclosure Letter sets forth a list of each Current Government Contract in existence as of the date hereof that involves aggregate payments to the Company or any of the Company Subsidiaries that are reasonably expected to be in excess of $250,000 (each, a “Material Current Government Contract”). Each Current Government Contract was legally awarded to the Company or a Company Subsidiary, as applicable. Each Current Government Contract: (i) is a legal, valid binding obligation of the Company or such Company Subsidiary, as applicable; and (ii) is in full force and effect and enforceable against the Company or such Company Subsidiary, as applicable, in accordance with its terms.

Section 4.8 Financial Statements.

(a) The Company has previously provided to Parent: (i) the audited consolidated balance sheets and consolidated statements of operations and comprehensive loss, changes in equity and cash flows of the Group Companies for the twelve-month period ended December 31, 2019 together with the auditor’s reports thereon (the “Audited Financial Statements”); and (ii) an unaudited consolidated balance sheet and statements of operations and comprehensive loss

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and cash flows of the Group Companies as of and for the 12-month period ended December 31, 2020 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 4.8(a) of the Company Disclosure Letter, the Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group Companies as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except in the case of the Interim Financial Statements for the absence of footnotes and other presentation items and for normal year-end adjustments).

(b) The Company has established and maintained a system of internal controls. To the Knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.

(c) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.9 No Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of the Group Companies of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2019 through the date of this Agreement, except as required to respond to Pandemic Measures, each of the Group Companies has conducted its business in the ordinary course consistent with past practice and there has not been: (a) any Company Material Adverse Effect; (b) any purchase, redemption or other acquisition by the Company of any of the shares of Company Common Stock, Company Preferred Stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such Company Common Stock, Company Preferred Stock or other securities, other than pursuant to the terms of a Company Option; (c) any split, combination or reclassification of any of the shares of Company Common Stock or Company Preferred Stock; (d) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or Applicable Legal Requirements; (e) any change in the auditors of the Company; (f) except as set forth on Schedule 4.10(f) of the Company Disclosure Letter, any issuance of shares of Company Common Stock or Company Preferred Stock, other than in connection with the exercise of a Company Option; (g) any revaluation by the Company of any of its assets, including any sale of assets of the Company other than with respect to sales in the ordinary course of business; or (h) any action taken or agreed upon by any of the Group Companies that would be prohibited by Section 6.1 (other than clauses (a), (c), (d), (i) and, to the extent related to the foregoing clauses, (p) thereof) if such action were taken on or after the date hereof without the consent of Parent.

Section 4.11 Litigation. Except as set forth on Schedule 4.11 of the Company Disclosure Letter or as would not be material to the Group Companies, taken as a whole, as of the date hereof, there are: (a) no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) to the Knowledge of the Company, other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity pursuant to a Current Government Contract, no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard to their actions as such; (c) no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

Section 4.12 Company Benefit Plans.

(a) Schedule 4.12(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan, including all employment contracts or offer letters unless any such arrangement is in a form substantially similar to a form of employment contract or offer letter identified on Schedule 4.12(a) of the Company Disclosure

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Letter (which schedule includes a general description of groups of employees that has entered into agreements on such forms). “Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether formal or informal, which any Group Company sponsors or maintains for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any Group Company has any direct or indirect present or future liability, including, without limitation, any liability on account of the Group Company’s affiliation with an ERISA Affiliate. Notwithstanding anything to the contrary herein, in the case of any representation or warranty contained in this Section 4.12 concerning an employee benefit plan that is a Company Benefit Plan on account of the Company’s affiliation with an ERISA Affiliate, such representation and warranty is made to the Knowledge of the Company.

(b) With respect to each Company Benefit Plan on Schedule 4.12(a) of the Company Disclosure Letter, the Company has made available to Parent or its representatives copies of, as applicable: (i) such Company Benefit Plan, or the applicable form listed on Schedule 4.12(a) of the Company Disclosure Letter, and any trust agreement relating to such plan; (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent audited financial statements, and actuarial or other valuation reports; (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; and (vi) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan during the past three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole:

(i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code;

(ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made;

(iii) no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan;

(iv) with respect to any Company Benefit Plan no actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of the Company, threatened against any Company Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor, or against any fiduciary of any Company Benefit Plan with respect to the operation thereof; and

(v) no event has occurred, and to the Knowledge of the Company, no condition exists that would, by reason of the Company’s affiliation with any of its ERISA Affiliates, subject any Group Company to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Legal Requirements

(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and to the Knowledge of the Company, nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) no Company Benefit Plan covered by Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (a “Pension Plan”) has been terminated and no proceedings have been instituted to terminate or appoint a trustee to administer any such plan; (ii) no Pension Plan has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding

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standard or an extension of any amortization period under Section 412 of the Code or Section 302 or 304 of ERISA; (iii) no Pension Plan is, or is expected to be, considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA; (iv) neither the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates has incurred any unsatisfied withdrawal liability to any “multiemployer plan” within the meaning of Section (3)(37) of ERISA (“Multiemployer Plan”) and the aggregate liabilities of the Group Companies to all Multiemployer Plans in the event of a complete withdrawal therefrom, as of the close of the most recent fiscal year of each Multiemployer Plan ended prior to the date hereof, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole and (v) to the Knowledge of the Company, no Multiemployer Plan is in endangered or critical status under Section 432 of the Code or Section 305 of ERISA. No Group Company nor any of their respective ERISA Affiliates has, within the past six years, sponsored, contributed to, been obligated to contribute to, or has any current or contingent liability in respect of a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(g) None of the Company Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree or post-employment health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any material payment or benefit becoming due to any current or former employee, contractor or director of the Group Companies or under any Company Benefit Plan; (ii) materially increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Group Companies or under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Group Companies or under any Company Benefit Plan; or (iv) result in any limit on the right to merge, amend or terminate any Company Benefit Plan.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(j) The Company maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(k) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects.

Section 4.13 Labor Relations.

(a) The Company has made available to the Parent a complete list of all employees of the Group Companies as of the date of this Agreement and, as applicable, their classification as exempt or non-exempt under the Fair Labor Standards Act, employer, title and/or job description, job location (city and state) and base compensation and any bonuses paid with respect to the 2020 fiscal year; provided that such list may be anonymized in order to comply with Applicable Legal Requirements relating to the transfer or disclosure of personally identifiable information, data privacy, or otherwise. As of the date of this Agreement, all employees of the Group Companies are legally permitted to be employed by the Group Companies in the jurisdiction in which such employees are employed in their current job capacities.

(b) No Group Company is a party to or negotiating any collective bargaining agreement with respect to employees of any Group Company.

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(c) Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, since January 1, 2018, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) pending, or, to the Knowledge of the Company, threatened against or involving any Group Company. Since the January 1, 2018, (i) no labor union or other labor organization, or group of employees of any Group Company, has made a written demand for recognition or certification with respect to any employees of any Group Company, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any similar labor relations tribunal or authority, (ii) to the Knowledge of the Company, there have been no pending or threatened union organizing activities with respect to employees of any Group Company, and (iii) there has been no actual or, to the Knowledge of the Company, threatened, material unfair labor practice charges against any Group Company.

(d) As of the date hereof, there are no, and since January 1, 2018 through the date hereof, there has been no, complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by any Group Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(e) The Group Companies are, and since January 1, 2018 through the date hereof, have been, in compliance in all material respects with all Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” Legal Requirement, collective bargaining, occupational health and safety, workers’ compensation, and immigration, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Group Companies within the six months prior to the date of this Agreement and no such events are reasonably expected to occur prior to Closing.

(f) Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, since January 1, 2018, (i) each of the Group Companies has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments that have become due and payable to employees; (ii) each of the Group Companies has paid in full to all employees and individual independent contractors all wages, salaries, commissions, bonuses and other compensation due and payable to or on behalf of such employees and such individual independent contractors; and (iii) to the Knowledge of the Company, each individual who since January 1, 2018 has provided or is providing services to any Group Company, and has been classified as (y) an independent contractor, consultant, leased employee, or other non-employee service provider, or (z) an exempt employee, has been properly classified as such under all Applicable Legal Requirements relating to wage and hour and Tax.

(g) To the Knowledge of the Company, no senior executive has provided oral or written notice, and no key employee of the Group Companies has provided written notice, of any present intention to terminate his or her relationship with any Group Company within the first twelve (12) months following the Closing.

(h) During the three years ending on the date hereof, there have been no material employment discrimination or employment harassment allegations made in writing raised, brought, or settled or, to the Knowledge of the Company, threatened, relating to any appointed officer or director of any Group Company involving or relating to his or her services provided to the Group Companies that would reasonably be expected to result in any material liability to the Group Companies, taken as a whole, or that would be materially injurious to the reputation of the Group Companies. The policies and practices of the Group Companies comply in all material respects with all federal, state, and local Laws concerning employment discrimination and employment harassment, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(i) Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, since January 1, 2018, (i) no Group Company has been party to any proceeding, order, dispute, or claim involving any joint employer or co-employer causes of action by any individual who was employed or engaged by a

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third party and providing services to any Group Company; and (ii) no Group Company has been deemed to be, or to the Knowledge of the Company alleged to be, in a joint-employment, co-employment, or similar relationship with any third party, with respect to any of the Group Company’s employees or individual independent contractors.

(j) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require the Company to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

Section 4.14 Real Property; Tangible Property.

(a) The Group Companies do not own any real property.

(b) Schedule 4.14(b) of the Company Disclosure Letter lists, as of the date of this Agreement, all material real property leased by the Group Companies (the “Leased Real Property”). The Company or one of the Company Subsidiaries has a valid, binding and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property and each of the leases, lease guarantees, agreements and documents related to any Leased Real Property, including all amendments, terminations and modifications thereof, is in full force and effect. The Company has made available to Parent true, correct and complete copies of all material Real Property Leases. None of the Group Companies is in breach of or default under any Leased Real Property lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. None of the Group Companies has received written notice from, or given any written notice to, any lessor of such Leased Real Property of, nor is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property. No party to any Leased Real Property lease has exercised any termination rights with respect thereto.

(c) The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Group Companies, taken as a whole.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by (or with respect to) the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) The Group Companies have paid all material amounts of their Taxes which are due and payable. All material Taxes incurred but not yet due and payable (i) for periods covered by the Financial Statements have been accrued and adequately disclosed on the Financial Statements of the Group Companies in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies.

(c) The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been withheld and paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company (nor to the Knowledge of the Company is there any), which deficiency has not been paid, resolved, or being contested in good faith in appropriate Legal Proceedings and for which sufficient reserves

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have been established on the Financial Statements in accordance with GAAP. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated).

(e) There are no liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) There are no Tax indemnification agreements or Tax sharing agreements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g) None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the past two years.

(h) None of the Group Companies has entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Legal Requirement) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j) No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect, and no written request for any such waiver or extension is currently pending.

(k) No Group Company has a permanent establishment in any country other than the country of its organization or has been subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing; (ii) any change in method of accounting on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Legal Requirements); (iii) other than in the ordinary course of business a prepaid amount received or deferred revenue recognized on or prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Tax Legal Requirements) that occurred or existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Legal Requirements entered into prior to the Closing; or (vi) an inclusion under Section 965 of the Code.

(m) The Company is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) No claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

Section 4.16 Environmental Matters. Each of the Group Companies is, and for the past three years, in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies taken as a whole. The Group Companies have obtained, hold, are, and for the past three years have been, in material compliance with all permits required under applicable Environmental Laws to permit the Group Companies to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Group Companies as currently conducted, except where the absence of, or failure to be in material compliance with, any such permit would not reasonably be expected to be material to the Group

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Companies taken as a whole. Except as set forth on Schedule 4.16 of the Company Disclosure Letter, there are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not reasonably be expected to be material to the Group Companies. Neither the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under the any facility currently or formerly owned or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material liability of the Group Companies for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under any Environmental Laws. None of the Group Companies has agreed to indemnify any Person or assumed by Contract the liability of any third party arising under Environmental Law. The Group Companies have made available to Parent copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Group Companies with respect to compliance or liabilities under Environmental Law.

Section 4.17 Brokers; Third Party Expenses. Except as reflected on Schedule 4.17, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 4.18 Intellectual Property.

(a) Schedule 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each registered Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, internet domain name, and material unregistered Trademark which any of the Group Companies has (or purports to have) an ownership interest or an exclusive license or similar exclusive right in any field or territory, whether in the United States or internationally (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner).

(b) The Company or one of the Company Subsidiaries owns, or has the right to use pursuant to a (to the Knowledge of the Company, valid) license, sublicense, or other written agreement, all material Intellectual Property necessary for the conduct and operation of the business of the Group Companies, as presently conducted. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens).

(c) Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, to the Knowledge of the Company, the conduct and operation of the business of the Group Companies as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies), and the Owned Intellectual Property has not infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constitute or result from the misappropriation of) or otherwise violating any Intellectual Property of any Person. Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, none of the Group Companies has received from any Person in the past three years any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (i) of any infringement, misappropriation or other violation of any Intellectual Property of any Person or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property. Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, to the Knowledge of the Company, no other Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Intellectual Property of any of the Group Companies, and no such claims have been made in writing against any Person by any of the Group Companies in the past three years. Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, none of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property.

(d) To the Knowledge of the Company, no past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the present employees, consultants and independent contractors

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of the Group Companies who are engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; and (ii) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Owned Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no material uncured breach by any such Person with respect to material Owned Intellectual Property under any such agreement.

(e) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy and confidentiality of all material Trade Secrets constituting Owned Intellectual Property and all Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, other than as subject to a written agreement restricting the disclosure and use of such Trade Secret. No source code constituting Owned Intellectual Property has been delivered, licensed or made available by any Group Company to, or accessed by, any escrow agent or other Person, other than employees or contractors of such Group Company subject to written agreements restricting the disclosure and use of such source code.

(f) No open source software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any computer software that is part of the services or products currently offered by the Group Companies, in each case, in a manner that requires or obligates any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting Owned Intellectual Property; (ii) license any computer software constituting Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any computer software constituting Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents. To the Knowledge of the Company, each Group Company is in compliance with the terms and conditions of all relevant licenses for open source software used in connection with services or products currently offered by, otherwise utilized by or under development by the Group Companies.

(g) No Governmental Entity has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the software constituting Owned Intellectual Property; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property. No funding, facilities or personnel of any Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Owned Intellectual Property.

(h) The Company or one of the Company Subsidiaries owns or has a (to the Knowledge of the Company, valid) right to access and use, pursuant to a written agreement, all material Company IT Systems. The Company IT Systems: (i) are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted; and (ii) to the Knowledge of the Company, do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any Company IT Systems. To the Knowledge of the Company, during the past three years, there has been no unauthorized access to or breach or violation of any Company IT Systems that has caused a material and adverse effect on the Company. In the last two years, there have been no material failures, material breakdowns, continued substandard performance, data loss for which any material data was unrecoverable, material outages, material unscheduled downtime or other material and adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or interruption in or to the use of such Company IT Systems or the conduct and operation of the business of the Group Companies.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event) will result in the: (i) loss or impairment of, or any Lien on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

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Section 4.19 Privacy & Cybersecurity; HIPAA Compliance.

(a) To the Knowledge of the Company, each Group Company, and any Person acting for or on the Group Companies’ behalf, during the past two years (in the case of any such Person, during the time such Person was acting for or on behalf of any of the Group Companies) have taken steps to ensure material compliance, as applicable to the Group Companies, with: (i) all applicable Privacy Laws; (ii) all of the Group Companies’ written policies and notices regarding Personal Information (“Group Companies’ Privacy Notices”); and (iii) all of the Group Companies’ material contractual obligations regarding Personal Information. None of the Group Companies has received in the three years prior to the date of this Agreement any written notice of any claims (including written notice from third parties acting on its or their behalf), investigations, actions, inquiries relating to, or been charged with, any actual or alleged violation of any Privacy Laws. None of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.

(b) Except as reflected on Schedule 4.19(b), each of the Group Companies has during the past two years: (i) implemented and maintained appropriate and commercially reasonable security regarding the confidentiality, integrity and availability of Company IT Systems and the data thereon, including safeguards to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or accidental or unauthorized access, use, destruction, modification or disclosure; and (ii) require all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of such Group Company to comply with applicable Privacy Laws in all material respects and to take commercially reasonable steps to protect and secure Personal Information from loss, theft, misuse or accidental or unauthorized access, use, destruction, modification or disclosure.

(c) During the past three years, there have been no breaches or security incidents impacting the integrity and availability of any Company IT Systems, or any misuse of or accidental or unauthorized access to or disclosure, destruction, loss or alteration, of any Personal Information and other confidential data in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies. None of the Group Companies have provided or, been under any legal obligation to provide, any notices to any Person in connection with a disclosure of Personal Information. During the past three years, the Group Companies have implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated, or is taking commercially reasonable efforts to resolve or remediate, any identified material data security issues or vulnerabilities. Neither any of the Group Companies nor any third party acting at the direction or authorization of such Group Companies has paid: (i) any perpetrator of any data breach incident or cyber-attack; or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party.

(d) The Group Companies have developed and have implemented policies, procedures, practices, systems, Contracts, and training programs, as appropriate, designed to ensure material compliance with the applicable provisions of HIPAA. To the extent required under HIPAA, the Group Companies are party to compliant business associate agreements, and are and have been in compliance with all applicable Contracts that involve the use, disclosure, or access to individually identifiable health information.

Section 4.20 Agreements, Contracts and Commitments.

(a) Schedule 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean (x) each Company IP Contract, (y) each Leased Real Property lease and (z) each of the following Contracts to which any of the Group Companies is a party:

(i) Each Contract continuing over a period of more than 12 months from the date thereof, not terminable by the Company upon 60 days’ or less notice without liability or penalty (other than (A) agreements for the provision of Company’s products or services and (B) purchase orders with suppliers or customers, in each case (A) and (B), entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $250,000;

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(ii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $250,000, but excluding guarantees of performance under Government Contracts entered into in the ordinary course of business;

(iii) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring in the last five years and/or relating to the pending or future acquisitions or dispositions;

(iv) Each obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(v) Each collective bargaining agreement with any labor union;

(vi) Each employment or consulting (with respect to an individual, independent contractor) Contract providing for annual base salary or consulting fee payments in excess of $250,000, excluding any such employment, consulting, or management Contract that either: (A) is terminable by the Company or the applicable Company Subsidiary at will; or (B) provides for severance, notice and/or garden leave obligations of 90 days or less or such longer period as is required by Applicable Legal Requirements;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $250,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix) Each Contract, other than teaming agreements entered into in connection with the pursuit of a specific Government Contract or subcontract thereto or customary non-disclosure agreements, that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business, (B) otherwise develop, market, sell, distribute or otherwise exploit any service or products; or (C) operate in any geographic area;

(x) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any material asset (other than any services or products) of the Group Companies; or (B) providing for any right (exclusive or non-exclusive) to sell or distribute any material product or service of any of the Group Companies;

(xi) Each Contract pursuant to which any of the Group Companies licenses material Intellectual Property from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are available on standard terms to the public generally with license, maintenance, support and other fees less than $50,000 per year;

(xii) Each Contract that contains a most-favored nations clause, non-competition covenant, non-solicitation of employees, customers or clients covenant or any other covenant that restricts, precludes or limits any of the Group Companies (or purports to bind any Affiliate thereof) from operating or freely engaging in any line of business or in any geographic location or with any Person or during any period of time, or from developing, marketing, selling, distributing or otherwise exploiting any service or products;

(xiii) All Contracts that grant to any Group Company or the counterparty to such Contract a right of first refusal, first offer or first negotiation, or similar right with respect to any material assets, rights, or properties of the Group Companies;

(xiv) All Contracts that contain indemnification provisions, an earn-out or the payment of a deferred purchase price other than in the ordinary course of business;

(xv) All Contracts that are settlement, conciliation, or similar agreements, other than releases entered into with former employees or independent contractors in the ordinary course of business;

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(xvi) All Contracts involving transactions with an Affiliate of the Company; and

(xvii) Each obligation to register any Company Common Stock, Company Preferred Stock or other securities of the Company with any Governmental Entity.

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

Section 4.21 Insurance. Schedule 4.21 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement (collectively, the “Insurance Policies”), which policies are in full force and effect as of the date of this Agreement. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. As of the date of this Agreement, none of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date of this Agreement have been paid. As of the date of this Agreement, there is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.22 Affiliate Matters. Except: (a) the Company Benefit Plans; (b) Contracts relating to labor and employment matters set forth on Schedule 4.13 of the Company Disclosure Letter; (c) for Contracts pertaining to securities of the Company listed in Schedule 4.3(a); and (d) Contracts between or among the Group Companies, none of the Group Companies is party to any Contract with any: (i) present or former officer, director, employee or Company Stockholder or a member of his or her immediate family of any of the Group Companies; or (ii) Affiliate of the Company (other than commercial contracts on arms-length terms). To the Knowledge of the Company, no present or former officer, director, employee, Company Stockholder or holder of derivative securities of the Company (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with any of the Group Companies (other than such Contracts as relate to any such Person’s ownership of Company Common Stock, Company Preferred Stock or other securities of the Company or such Person’s employment or consulting arrangements with the Group Companies or commercial contracts on arms-length terms).

Section 4.23 Certain Provided Information. The information relating to the Group Companies supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading at (a) the time that such information is filed with the SEC (provided, if such information is revised by any subsequently filed amendment to the Registration Statement prior to the time that the Registration Statement is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision); (b) at the time the Registration Statement is declared effective by the SEC; (c) the time that the Proxy Statement/Prospectus included in the Registration Statement is first mailed to the holders of Parent Class A Stock; or (d) at the time of the Special Meeting. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement/Prospectus or any Parent SEC Reports or Additional Parent SEC Reports.

Section 4.24 Absence of Certain Business Practices.

(a) For the past three years: (i) the Group Companies and their respective directors and officers (in their capacities as such) and, to the Knowledge of the Company, their respective employees or agents (in their capacities as such) have been in material compliance with all applicable Specified Business Conduct Laws; and (ii) none of the

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Group Companies has: (A) received written notice, inquiry or internal or external allegation of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Specified Business Conduct Law; or (B) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened in writing Legal Proceeding or, to the Knowledge of the Company, investigation by or before any Governmental Entity related to any actual or potential violation of any Specified Business Conduct Law.

(b) None of the Group Companies, nor any of their respective directors or officers, nor to the Knowledge of the Company, any of their respective employees or agents is the subject or target of any sanctions or the target of restrictive export controls administered by the U.S. government, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, or the European Union.

(c) None of the Group Companies, their respective directors or officers, or, to the Knowledge of the Company, their respective employees or agents is a person who is, or is owned or controlled by a person who is, the subject or target of any economic or financial sanctions or is located, organized or resident in a country or territory that is the subject of sanctions administered or enforced by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, including currently, Crimea, Cuba, Iran, North Korea, and Syria. None of the Group Companies’ products are identified or described on the Commerce Control List of the EAR or otherwise controlled for export.

(d) None of the Group Companies, their respective directors or officers (in their capacities as such), or, to the Knowledge of the Company, their respective employees or agents (in their capacities as such) is subject to any pending Legal Proceeding by any Governmental Entity, and, to the Knowledge of the Company, no such Legal Proceeding is threatened in writing, alleging that any of the Group Companies or such Person has offered, made or received on behalf of any of the Group Companies any illegal payment of any kind, directly or indirectly, including payments, gifts or gratuities, to any Person, including any United States federal, state, local or foreign government officeholder, official, employee or agent or any candidate therefor.

Section 4.25 Government Grants and Incentives. Schedule 4.25 of the Company Disclosure Letter provides a complete list of all pending and outstanding grants, incentives, benefits, qualifications and subsidies from any Governmental Entity granted to the Company or any of its Subsidiaries (collectively, “Government Grants”). The Group Companies do not have any obligation whatsoever with respect to royalties or other payments relating to, arising out of or in connection with the Government Grants identified or required to be identified in Schedule 4.25 of the Company Disclosure Letter. The Group Companies are in material compliance with all of the terms, conditions and requirements of their respective Government Grants and have duly fulfilled all the undertakings relating thereto. None of the Group Companies or their agents, contractors, vendors, or licensors has developed any material Owned Intellectual Property through the application of any financing made available by any Government Grants, and no material Owned Intellectual Property is subject to any assignment, grant-back, license or other right of any Governmental Entity as a result of any Government Grants.

Section 4.26 OIG. None of the employees of the Group Companies are included on the List of Excluded Individuals/Entities maintained by the Office of Inspector General of the United States Department of Health and Human Services.

Section 4.27 Suppliers and Customers.

(a) Schedule 4.27(a) lists the 20 largest customers (by revenue) of the Group Companies, during the 12-month period ending on December 31, 2020 (each, a “Top Customer”). Since the commencement of such 12-month period until the date of this Agreement, (i) no Top Customer has terminated, or otherwise materially and adversely modified, its relationship with the Group Companies, and (ii) none of the Group Companies has received written notice from any Top Customer notifying any of the Group Companies that such Top Customer intends to terminate, or otherwise materially and adversely modify its relationship with the Group Companies.

(b) Schedule 4.27(b) lists the 20 largest suppliers (by amounts paid/payable to such suppliers) of the Group Companies, during the 12-month period ending on December 31, 2020 (each, a “Top Supplier”). Since the commencement of such 12-month period until the date of this Agreement, (i) no such Top Supplier has terminated, or otherwise materially and adversely modified, its relationship with the Group Companies and (ii) none of the Group Companies has received written notice from any such Top Supplier notifying any of the Group Companies that such Top Supplier intends to terminate, or otherwise materially and adversely modify, its relationship with the Group Companies.

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Section 4.28 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V, NONE OF PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (a) NONE OF PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT AND MERGER SUB TO THE COMPANY IN ARTICLE V; AND (b) NONE OF PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (i) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (ii) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (iii) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB, OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.28, CLAIMS AGAINST PARENT, MERGER SUB, OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V BY SUCH PERSON.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except: (a) as set forth in the letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent and Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Each of Parent and Merger Sub has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and Merger Sub, taken as a whole.

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(c) None of Parent or Merger Sub are in violation of any of the provisions of their respective Charter Documents.

(d) Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent and Merger Sub are so qualified or licensed is listed on Schedule 5.1(d) of the Parent Disclosure Letter.

Section 5.2 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub. Merger Sub has no assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 5.3 Capitalization.

(a) As of the date of this Agreement: (i) 380,000,000 Class A common shares of Parent, par value $0.0001 per share (“Parent Class A Stock”), are authorized and 27,600,000 shares of Parent Class A Stock are issued and outstanding; (ii) 20,000,000 Class B common shares of Parent, par value $0.0001 per share (“Parent Class B Stock” and, together with the Parent Class A Stock, the “Parent Shares”), are authorized and 6,900,000 shares of Parent Class B Stock are issued and outstanding; (iii) upon the closing of the transactions contemplated by the Equity Financing Agreements, Parent has committed to issue up to 37,500,000 shares of Parent Class A Stock to the Equity Financing Investors; (iv) 5,013,333 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 5,520,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent.

(c) Except for the Parent Warrants and the Equity Financing Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, restricted stock units, commitments or Contracts of any kind to which Parent or Merger Sub is a party or by which any of them is bound obligating Parent or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, Merger Sub Common Stock or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares, Merger Sub Common Stock or any other shares of capital stock or membership interests or other interest or participation in Parent or Merger Sub.

(d) Each Parent Share, share of Merger Sub Common Stock and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent or Merger Sub, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent or Merger Sub, as applicable or any Contract to which any of Parent or Merger Sub is a party or otherwise bound by.

(e) All outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens (other than Permitted Liens).

(f) Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).

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(g) Each holder of any of Parent Shares initially issued to the Sponsor in connection with Parent’s initial public offering: (i) is obligated to vote all of such Parent Shares in favor of approving the Transactions; and (ii) is not entitled to elect to redeem any of such Parent pursuant to the Parent Organizational Documents.

(h) Except as set forth in the Parent Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any ownership interests of Parent.

(i) The holders of the Parent Class B Stock have waived any adjustment to the Initial Conversion Ratio (as defined in the Parent Charter).

Section 5.4 Authority Relative to this Agreement.

(a) Each of Parent and Merger Sub has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Merger). The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent and Merger Sub of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Agreements to which each of them is a party have been, or in the case of any Transaction Agreements to be executed at or in connection with the Closing, will be duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute or will constitute the legal and binding obligations of Parent and Merger Sub (as applicable), enforceable against Parent and Merger Sub (as applicable) in accordance with their terms, subject to the Remedies Exception.

(b) The affirmative vote of a majority of the votes cast by the stockholders of Parent present in person or represented by proxy at the Special Meeting and entitled to vote thereon at the Special Meeting shall be required to approve the Parent Stockholder Matters (such approval by the stockholders of Parent, the “Parent Stockholder Approval”). The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock of Parent required to approve and adopt this Agreement and approve the Transactions.

(c) At a meeting duly called and held, the board of directors of Parent has: (i) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL; (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (iv) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of Parent.

Section 5.5 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent and Merger Sub of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clause (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

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(b) The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Merger.

Section 5.6 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent and Merger Sub has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any Applicable Legal Requirements has been received by Parent or Merger Sub. Each of Parent and Merger Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to Parent and Merger Sub, taken as a whole.

Section 5.7 Parent SEC Reports and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the initial registration of Parent Class A Stock to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. Parent has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. None of Parent (including any employee thereof), Merger Sub or Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (C) any claim or allegation regarding either (A) or (B).

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements,

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all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

Section 5.8 Absence of Certain Changes or Events. Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since December 31, 2020, there has not been: (a) any Parent Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities; (c) any split, combination or reclassification of any of Parent’s capital stock; (d) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or Applicable Legal Requirements; (e) any change in the auditors of Parent; (f) any revaluation by Parent of any of its assets, including, without limitation, any sale of assets of Parent other than in the ordinary course of business; or (g) any action taken or agreed upon by Parent or any of its Subsidiaries that would be prohibited by Section 6.1 if such action were taken on or after the date hereof without the consent of the Company.

Section 5.9 Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity: (a) challenging or seeking to enjoining, alter or materially delay the Transactions; or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent.

Section 5.10 Business Activities; Liabilities.

(a) Since their respective incorporation, neither Parent, nor Merger Sub has conducted any business activities other than activities: (i) in connection with its organization; or (ii) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent or Merger Sub or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing). Other than under the Transaction Agreements or pursuant to the performance of its obligations thereunder, neither Parent nor Merger Sub has any material liabilities, debts or obligations (absolute, accrued, contingent or otherwise).

(b) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Transaction Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(c) Except for this Agreement, the Transaction Agreements, the Transactions and the Parent Material Contracts, Parent has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Parent Material Contract (as defined below) or party to any transaction which is, or would reasonably be interpreted as constituting, a Parent Business Combination. Except for the transactions contemplated by this Agreement, the Transaction Agreements, or the Trust Agreement, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

Section 5.11 Parent Material Contracts. Schedule 5.11 of the Parent Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent or Merger Sub is party (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to Parent’s Form S-1 Registration Statement, initially filed with the SEC on February 1, 2021.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CMIIU”. The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and

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are listed for trading on Nasdaq under the symbol “CMII”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CMIIW”. Parent is a member in good standing with Nasdaq. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Public Warrants or terminate the listing of Parent on Nasdaq. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Public Warrants under the Exchange Act.

Section 5.13 Equity Financing Amount. Parent has delivered to the Company each of the subscription agreements (the “Equity Financing Agreements”) entered into by Parent with the applicable investors named therein (collectively, the “Equity Financing Investors”), pursuant to which the Equity Financing Investors have committed to provide equity financing to Parent in the aggregate amount of $375,000,000 (the “Equity Financing Amount”). The Equity Financing Amount, together with the amount in the Trust Account at the Closing, are in the aggregate sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. To Parent’s Knowledge with respect, as of the date hereof, the Equity Financing Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Equity Financing Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each Equity Financing Investor. As of the date hereof, Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Equity Financing Agreement not being satisfied, or the Equity Financing Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Equity Financing Agreement and, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Equity Financing Agreement. The Equity Financing Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the Equity Financing Investor to contribute to Parent the applicable portion of the Equity Financing Amount set forth in the applicable Equity Financing Agreement on the terms therein.

Section 5.14 Trust Account.

(a) As of February 28, 2021, Parent had $276,000,226.87 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of February 22, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”) for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting all of the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Equity Financing Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, Continental. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and Continental that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of Parent, that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account. Parent has performed all material obligations required to be performed by it to date under, and

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is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to Parent’s Charter Documents shall terminate, and as of the Effective Time, Parent shall have no obligation whatsoever pursuant to Parent’s Charter Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby. To the Knowledge of Parent, following the Effective Time, no stockholder of Parent shall be entitled to receive any amount from the Trust Account except to the extent such stockholder of Parent validly elects to redeem their shares of Parent Class A Stock. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Parent nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent and Merger Sub on the Closing Date.

Section 5.15 Taxes.

(a) All material Tax Returns required to be filed by Parent have been timely filed (after giving effect to any valid extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) Parent has paid all material amounts of its Taxes which are due and payable.

(c) Parent has complied in all material respects with all Applicable Legal Requirements relating to withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by Parent have been withheld and paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against Parent (nor to the Knowledge of Parent is there any), which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against Parent with respect to any Taxes due from Parent.

(e) There are no Tax indemnification agreements or Tax sharing agreements under which Parent could be liable after the Closing Date for the Tax liability of any Person other than Parent or Merger Sub, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(f) Parent has not consented to extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect and no written request for any such waiver or extension is currently pending.

(g) Parent will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in method of accounting on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Legal Requirements); or (iii) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Legal Requirements entered into prior to the Closing.

(h) There are no liens for material amounts of Taxes (other than Permitted Liens) upon any of Parent’s assets.

Section 5.16 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time that such information is filed with the SEC (provided, if such information is revised by any subsequently filed amendment to the Registration Statement prior to the time that the Registration Statement is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision); (b) at the time the Registration Statement is declared effective by the SEC; (c) the time that the Proxy Statement/Prospectus included in the Registration Statement is first mailed to the holders of Parent Class A Stock; or (d) at the time of the Special Meeting. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated

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by reference therein based on information supplied by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Prospectus; or (b) any projections or forecasts included in the Proxy Statement/Prospectus.

Section 5.17 Employees; Benefit Plans. Other than any former officers or as described in the Parent SEC Reports, Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee. Parent does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will, either alone or in connection with any other event: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee of, or any other individual service provider to Parent; (b) result in the acceleration of the time of payment or vesting of any such benefits; or (c) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

Section 5.18 Board Approval; Stockholder Vote. The board of directors of Parent and Merger Sub (including any required committee or subgroup of the board of directors of Parent or Merger Sub, as applicable), as of the date of this Agreement: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent or Merger Sub (as applicable). Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.19 Title to Assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

Section 5.20 Affiliate Transactions. Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 5.21 Brokers. Other than fees or commissions for which Parent will be solely responsible, none of Parent, Merger Sub, or any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.22 Disclaimer of Other Warranties. PARENT AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (a) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT AND MERGER SUB IN ARTICLE IV; AND (b) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (i) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS

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REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (ii) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (iii) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT AND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV, OF THIS AGREEMENT. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT AND MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV, OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.22, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV, BY SUCH PERSON.

Article VI
CONDUCT PRIOR TO THE CLOSING DATE

Section 6.1 Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, and shall cause the Company Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or the Company Disclosure Letter or (c) as may be required by Applicable Legal Requirements (including Pandemic Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement, as set forth on Schedule 6.1 of the Company Disclosure Letter, or as required by Applicable Legal Requirements (including Pandemic Measures), without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except as otherwise required by any existing Company Benefit Plan, this Agreement or Applicable Legal Requirements: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor except for any such Person with an annual base salary or wage rate of less than $350,000 in the ordinary course of business; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor; (iii) enter into, amend (other than immaterial amendments) or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Company Benefit Plan if it had been in effect on the date of this Agreement (other than annual renewal of welfare plans in the ordinary course of business that does not result in a material increase in cost to the Group Companies); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; (v) grant any equity or equity-based compensation awards; or (vi) terminate any employee or independent contractor (other than for cause), if such terminated employee or consultant receives, annual base compensation (or annual base wages or fees) in excess of $350,000; or (vii) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization respecting employees of the Group Companies;

(b) (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any of the businesses of the Group Companies; (ii) extend, amend, waive, cancel or modify any material rights in or to any Owned Intellectual Property or Licensed Intellectual

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Property, in each case, that is material to any business of the Group Companies; (iii) fail to diligently prosecute the Patent applications owned by the Company other than applications the Company, in the exercise of its good faith business judgment, has determined to abandon; or (iv) divulge, furnish to or make accessible any Trade Secrets constituting material Owned Intellectual Property or any Trade Secrets of any Person to whom any Group Company has a confidentiality obligation to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets, other than, in each of (i) through (iv), in the ordinary course of business; provided, that in no event shall the Company license on an exclusive basis or sell any material Owned Intellectual Property;

(c) except for transactions solely among the Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Group Company, other than pursuant to the terms of a Company Option; (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock, except as otherwise contemplated by this Agreement), as applicable, in any Group Company; (iv) declare, set aside or pay any dividend or make any other distribution; or (v) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, except as otherwise contemplated by this Agreement;

(d) amend its Charter Documents, or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof (any of the foregoing, an “M&A Transaction”);

(f) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any material assets (other than Intellectual Property) or material properties, other than any sale, lease or disposition in the ordinary course of business or as set forth on Schedule 6.1(f) of the Company Disclosure Letter;

(g) (i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for (A) loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth on Schedule 6.1(g) of the Company Disclosure Letter; provided, that any such amounts do not exceed $250,000 in the aggregate and remain with the Company for general working capital expenditures in the ordinary course of business and (B) equipment financing arrangements entered into in the ordinary course of business; (iii) except in the ordinary course of business, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); (iv) cancel or forgive any Indebtedness owed to any of the Group Companies; (v) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business; or (vi) fail to comply with the material terms of the Existing Credit Agreements or take any action or omit to take any action, that in a event of default under the Existing Credit Agreements;

(h) release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies, taken as a whole;

(i) except in the ordinary course of business: (i) enter into any Contract that would have been a Company Material Contract or Material Current Government Contract (other than pursuant to offers, bids or proposals made by

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any Group Company on or prior to the date hereof that, if accepted, would result in a Government Contract) had it been entered into prior to the date of this Agreement; (ii) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract or Material Current Government Contract; (iii) materially amend any Company Material Contract or Material Current Government Contract; or (iv) modify or amend any material term under the Existing Credit Agreement (other than in connection with obtaining the Existing Credit Agreement consents or as otherwise permitted herein) or terminate or allow the termination of the Existing Credit Agreements or any other commitments thereunder (other than in connection with obtaining the Existing Credit Agreement consents or as otherwise permitted herein);

(j) modify, amend or terminate in a manner that is materially adverse to the applicable Group Companies, taken as a whole, any Company Material Contract or Material Current Government Contract (other than pursuant to (i) offers, bids or proposals made by any Group Company on or prior to the date hereof that, if accepted, would result in a Government Contract or (ii) requirements from any Governmental Entity to modify the scope of work under any Government Contract);

(k) incur or enter into a Contract requiring the Company to make any capital expenditures in excess of $250,000 in any 12-month period;

(l) except as required by U.S. GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices (regardless whether for general financial or tax purposes or any change in depreciation or amortization policies or rates adopted therein);

(m) (i) make or rescind any material Tax election; (ii) settle or compromise any material Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amendment to an material Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly surrender any claim for a refund of Taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) incur any liability for Taxes other than in the ordinary course of business; (ix) prepare any Tax Return in a manner inconsistent with past practice; (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment; or (xi) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(n) subject to clause (c) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Schedule 6.1(n) of the Company Disclosure Letter as existing on the date of this Agreement;

(o) engage in any material new line of business; or

(p) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(a) through (o) above.

Notwithstanding anything to the contrary herein, the Company may, in connection with COVID-19, take such actions in good faith as are reasonably necessary (x) to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company or (y) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to Pandemic Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.1 and not be considered a breach of this Section 6.1; provided that, to the extent that the Company took any actions pursuant to the immediately preceding clause that caused deviations from its business being conducted in the ordinary course of business, the Company shall resume conducting its business in the ordinary course of business in all material respects as soon as reasonably practicable.

Notwithstanding the foregoing, the Company may agree to or consummate an M&A Transaction so long as: (1) the consideration is payable only in cash, (2) the aggregate consideration payable does not exceed USD $200,000,000, and (3) the terms of such M&A Transaction are, in the reasonable judgment of the Company’s and Parent’s respective boards of directors, on arms-length commercially reasonable terms: provided, that if the aggregate consideration payable in connection with such M&A Transaction is (a) $30,000,000 or less, Parent’s consent (not to

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be unreasonably withheld, conditioned or delayed) shall be required for the Company to agree to or consummate such M&A Transaction and (b) greater than $30,000,000, Parent’s consent shall be required for the Company to agree to or consummate such M&A Transaction.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.2 Conduct of Business by Parent and Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course, except to the extent that the Company shall otherwise consent in writing or as contemplated by this Agreement (including as contemplated by the Equity Financing Agreements). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by Applicable Legal Requirements (including Pandemic Measures), without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c) other than in connection with the Equity Financing Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Charter Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing;

(g) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h) (i) make or rescind any material Tax election (ii) settle or compromise any material Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amendment to any material Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly

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surrender any claim for a refund of Taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) create any material Liens on any material property or assets of Parent or Merger Sub; (ix) incur any liability for Taxes other than in the ordinary course of business; or (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(i) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent or Merger Sub;

(j) commence, settle or compromise any Legal Proceeding;

(k) engage in any material new line of business;

(l) amend the Trust Agreement or any other agreement related to the Trust Account;

(m) (i) adopt or amend any employee benefit plan, or enter into any employment contract or collective bargaining agreement other than the LTIP or the ESPP, or (ii) hire any employee or any other individual to provide services to Parent or its Subsidiaries;

(n) (i) enter into any Parent Material Contract or other Contract that will not be terminable for convenience on or before Closing without requiring the payment of any amount or any post-Closing liability or obligation, (ii) modify, amend or terminate any Parent Material Contract or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Parent Material Contract;

(o) make any expenditures utilizing funds in the Trust Account; or

(p) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.2(a) through (o) above.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 Proxy Statement/Prospectus; Registration Statement; Special Meeting.

(a) As promptly as practicable and with the parties hereto using commercially reasonable efforts to file after the execution of this Agreement and the delivery of the PCAOB Financial Statements, (i) Parent, Merger Sub and the Company shall jointly prepare, and upon the prior approval of both Parent and the Company, Parent shall file with the SEC, a registration statement on Form S-4 (the “Registration Statement”), containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”), in preliminary form, to be filed with the SEC in connection with the Special Meeting for the purpose of, among other things: (A) providing Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock (the “Parent Stockholder Redemption”); (B) soliciting proxies from holders of Parent Class A Stock to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the issuance of shares of Parent Class A Stock in connection with Section 2.6 and the issuance of shares of Parent Class A in connection with the Equity Financing Agreements; (3) adoption of the LTIP and ESPP, and (4) any other proposals the Parties deem reasonably necessary or desirable to consummate the Transactions (collectively, the “Parent Stockholder Matters”); and (C) the registration under the Securities Act of the Closing Number of Securities and the Earn-Out Shares. Each of Parent, the Merger Sub and the Company shall use its reasonable efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby, and to obtain all necessary state securities law or “Blue Sky” approvals required to carry out the transactions contemplated hereby. Each of Parent, the Merger Sub and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, the Proxy Statement/Prospectus, a current report on Form 8-K pursuant to the Exchange Act in connection with the transactions, or any other statement, filing, notice or application made by or on behalf of Parent, the Merger Sub and the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Transactions (the “Solicitation Documents”). Parent shall file an amendment to the Registration Statement containing a definitive Proxy Statement/Prospectus with the

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SEC and, as promptly as practicable after the Registration Statement is declared effective under the Securities Act (the “Registration Statement Effective Date”), cause the definitive Proxy Statement/Prospectus to be mailed to its stockholders of record, as of the record date to be established by the board of directors of Parent.

(b) Each of Parent and the Company will advise the other party reasonably promptly after such party receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of capital stock of Parent for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. Each of Parent and the Company and their counsel shall be given a reasonable opportunity to review and comment on the Registration Statement, the Proxy Statement/Prospectus and any Solicitation Document each time before any such document is filed with the SEC by Parent or the Company, and each shall give reasonable and good faith consideration to any comments made by the other parties and their counsel. Each of Parent and the Company shall provide the other parties and their counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement, the Proxy Statement/Prospectus or the Solicitation Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the other parties or their counsel in any discussions or meetings with the SEC. Parent shall promptly respond to any SEC comments on the Registration Statement, the Proxy Statement/Prospectus or the Solicitation Documents and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(c) If, at any time prior to the Closing, Parent or the Company discovers or becomes aware of any information that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Proxy Statement/Prospectus would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall inform the other parties, and Parent shall prepare (and the Company shall cooperate in preparing, to the extent necessary) and promptly file (with the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed) an appropriate amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus containing such information and, to the extent required by Law, transmit to Parent’s stockholders such amendment or supplement to the Proxy Statement/Prospectus containing such information.

(d) As soon as reasonably practicable and using commercially reasonable efforts, the Company shall deliver to Parent (A) audited consolidated balance sheets as of December 31, 2020 and consolidated statements of operations and comprehensive (loss) income, stockholders’ deficit and cash flows of the Group Companies for the 12-month period ended December 31, 2020 together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); provided, that, upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for all the purposes of this Agreement and the representation and warranties set forth in Section 4.8 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement; (B) all other audited and unaudited financial statements of the Group Companies and any company or business units acquired by it, as applicable, required under the Applicable Legal Requirements of the SEC to be included in the Proxy Statement/Prospectus and/or the Closing Form 8-K (including pro forma financial information); (C) all selected financial data of the Group Companies required by Item 301 of Regulation S-K, as necessary for inclusion in the Proxy Statement/Prospectus and the Closing Form 8-K; and (D) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC with respect to the periods ended December 31, 2020 and 2019, as necessary for inclusion in the Proxy Statement/Prospectus and Closing Form 8-K (including pro forma financial information).

(e) Parent shall, as promptly as practicable following the Registration Statement Effective Date, establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. Parent shall convene and hold, no later than 45 days after the Proxy Statement/Prospectus is mailed, a meeting of

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Parent’s stockholders (the “Special Meeting”), for the purpose of obtaining the approval of the Parent Stockholder Matters. Parent shall use its reasonable best efforts to obtain the approval of the Parent Stockholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Legal Requirements for the purpose of seeking the approval of the Parent Stockholder Matters. Subject to the proviso in the following sentence, Parent shall include the Parent Recommendation in the Proxy Statement/Prospectus. Except as otherwise required by Applicable Legal Requirements, the board of directors of Parent shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Recommendation (a “Change in Recommendation”). Parent agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Parent Stockholder Matters shall not be affected by any Change in Recommendation, and Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement/Prospectus as contemplated by this Section 7.1(e), regardless of whether or not there shall have occurred any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the board of directors of Parent has determined in good faith is required by Applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Parent Class A Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Parent Stockholder Matters; or (iv) if the holders of Parent Class A Stock have elected to redeem a number of Parent Class A Stock as of such time that would reasonably be expected to result in Parent not satisfying the Company’s Required Funds; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), (iii) or (iv) above, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 7.2 Company Stockholder Approval.

(a) The Company shall take all action necessary to solicit the Company Stockholder Approval via written consent as soon as practicable after the Registration Statement Effective Date. The Company will provide Parent with copies of all written consents it receives within one (1) Business Day of receipt of the Company Stockholder Approval. If the Company Stockholder Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) and 262 of the DGCL.

(b) To the extent the Company Stockholder Approval is not delivered pursuant to Section 7.2(a) within one (1) day following the Registration Statement Effective Date, then the Company shall take all action necessary to duly call, given notice, convene and hold the Company Stockholders Meeting as soon as practicable, and, in connection therewith, the Company shall (a) mail a stockholder information statement and proxy solicitation (the “Stockholder Information Statement and Solicitation”) which shall include, without limitation, the Proxy Statement/Prospectus and a notice of dissent and appraisal rights as required under applicable Delaware law to the holders of Company Common Stock in advance of such meeting for the purpose of soliciting from the holders of Company Common Stock proxies to vote in favor of the adoption of this Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the Company Stockholders required by applicable Law to obtain such approval. The Company shall keep Parent and the Merger Sub updated with respect to proxy solicitation results as requested by Parent or the Merger Sub. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent (other than: (i) in order to obtain a quorum of its stockholders; or (ii) as reasonably determined by the Company to comply with applicable Law). The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholders Meeting on the same day and at the same time as the Special Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting

(c) Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Stockholder Approval in accordance with this Section 7.2 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any other acquisition proposal.

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Section 7.3 Regulatory Approvals. As promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notification required of it under the HSR Act within 10 Business Days after the date hereof in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain the applicable approvals as soon as practicable. Each Party will promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Each of the Company Transaction Costs and Parent Transaction Costs shall include 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

Section 7.4 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a current report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) The Parties shall prepare a draft current report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”). Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.

Section 7.5 Confidentiality; Access to Information.

(a) The Company and Parent each acknowledge that it is a party to the Confidentiality Agreement, the terms of which are incorporated herein by reference, and the Company and Parent each agree to be bound by the Confidentiality Agreement. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning

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on the date hereof and ending on the second anniversary of this Agreement (but perpetually with respect to any trade secrets), each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company or the Company Stockholders, on the one hand, or Parent or Merger Sub, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by Applicable Legal Requirement or stock exchange rule; or (vi) disclosure consented to in writing by Parent or Merger Sub (in the case of the Company Stockholders and, prior to the Closing, the Company) or the Company (in the case of Parent or Merger Sub).

(b) Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) announcements and communications regarding this Agreement and the Transactions to the Group Companies’ stockholders, Affiliates, and its and their respective directors, officers, employees, managers and advisors, in each case subject to an obligation of confidentiality; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.5(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.

(c) The Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that (i) any such access shall be conducted in a manner not to interfere with the businesses or operations of the Company, (ii) the Company shall not be required to provide access to or to disclose information where such access or disclosure would (x) contravene any Applicable Legal Requirement, Order or Contract of any Group Companies or, if determined by the Company in good faith after consulting with counsel, reasonably be expected to result in antitrust risk for the Company, (y) reasonably be expected to violate or result in a loss or impairment of any attorney client, legal or work product privilege or (z) expose the Company to risk of liability for disclosure of sensitive or Personal Information and (iii) the Company shall not be required to provide such access if the Company in good faith determines, in light of any Pandemic Measures, that such access would reasonably be expected to jeopardize the health and safety of any Group Company personnel or representatives.

(d) Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to interfere with the businesses or operations of Parent.

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Section 7.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iii) the taking of commercially reasonable acts necessary to obtain all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Schedule 7.6(a) of the Company Disclosure Letter, and, in the case of Parent, to terminate any Contracts to which Parent or Merger Sub is a party that are not required for the operation of the Surviving Company following Closing, if and to the extent reasonably requested by the Company; (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (v) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to Continental substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

(b) Notwithstanding anything herein to the contrary, nothing in this Section 7.6 shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.

(c) From and after the date of this Agreement until the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any Transaction Agreement or any matters relating thereto other than any appraisal claims contemplated by Section 2.13 (collectively, the “Transaction Litigation”) commenced against, in the case of Parent or Merger Sub, any of Parent or Merger Sub or any of their respective Representatives (in their capacity as a representative of Parent or Merger Sub) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation; provided, however, that in no event shall Parent or Merger Sub, on one hand, or the Company, any other Group Company, on the other hand, or, in any case, any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company or Parent, as the case may be.

(d) From and after the date of this Agreement, the Company shall use reasonable best efforts to obtain Lock-Up Letters from the Lock-Up Parties.

Section 7.7 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its commercially reasonable efforts to require each of its officers, directors and employees to comply with the foregoing requirement.

Section 7.8 No Claim Against Trust Account. For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, on behalf of itself and its Affiliates agrees that:

(a) neither the Company nor any of its Affiliates do now or at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, and shall not make any claim

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against the Trust Account (including any distributions therefrom), in each case, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transactions or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims against the Trust Account are collectively referred to hereafter as the “Released Claims”);

(b) the Company, on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, Contracts or agreements with Parent or its Representatives, including this Agreement or the Transactions, and will not seek recourse against the Trust Account (including any distributions therefrom) in connection therewith (including for an alleged breach of this Agreement or any other agreement with Parent or its Affiliates);

(c) the irrevocable waiver set forth in the immediately preceding clause (b) is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under Applicable Legal Requirements; and

(d) to the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, including this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against Parent or Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and such claim shall not permit the Company or its Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

(e) For the avoidance of doubt, (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets of Parent held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for intentional fraud in the making of the representations and warranties in Article V; and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Account.

Section 7.9 Disclosure of Certain Matters. Each of Parent, Merger Sub and the Company will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge that: (a) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

Section 7.10 Securities Listing; Parent Public Filings.

(a) Parent will use its reasonable best efforts to cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to ensure Parent remains listed as a public company on Nasdaq or other national securities exchange and keep the Parent Class A Stock and Parent Warrants listed for trading on Nasdaq or other national securities exchange. After the Closing, Parent shall use commercially reasonable efforts to (a) continue the listing for trading of the Parent Class A Stock and Parent Warrants on Nasdaq or other national securities exchange and (b) in the event any Earn-Out Shares become issuable pursuant to Article III, cause such Earn-Out Shares to be approved for listing on Nasdaq or other national securities exchange.

(b) From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities laws.

Section 7.11 No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its stockholders, employees, agents, officers, directors, representatives and advisors (collectively, in

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each case in their capacity as such, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of ownership interests and/or assets of the Company, recapitalization or similar transaction (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries and the Company Stockholders to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent and Merger Sub shall not, and shall direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent and Merger Sub shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties (and in the case of Parent’s receipt of a Parent Business Combination proposal, Parent shall also provide notice to the Company) if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission (and in the case of Parent’s receipt, Parent shall also provide copies to the Company).

Section 7.12 Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be used or released except for the withdrawal of interest to pay any tax obligation owed by Parent as a result of assets owned by Parent, including franchise taxes. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental (which notice Parent shall provide to Continental in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter; and (ii) shall use best efforts to cause Continental to, and Continental shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable to: (A) to stockholders who elect to have their Parent Class A Stock converted to cash in accordance with the provisions of Parent’s Charter Documents in respect of Parent Stockholder Redemptions; (B) for income tax or other tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs and any Company Transaction Costs; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.13 Directors’ and Officers’ Liability Insurance.

(a) Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Charter Documents or in any indemnification agreement with respect to any Group Company set forth on Schedule 7.12(a) of the Company Disclosure Letter shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, Parent shall use reasonable best efforts to cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such

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Group Company’s Charter Documents or in any indemnification agreements of each Group Company as in effect immediately prior to the Closing Date with any D&O Indemnified Party, and Parent shall, and shall use reasonable best efforts to cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such six-year period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(b) Prior to the Closing, the Company shall use reasonable best efforts to purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of a Group Company currently covered by a directors’ and officers’ liability insurance policy of one or more Group Companies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement and covering claims for the six-year period following the Closing. Parent shall, and shall use reasonable best efforts to cause the Surviving Corporation to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.13(b).

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Charter Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 7.13 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.13 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.13.

(d) If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Parent shall, and shall use reasonable best efforts to cause the Group Companies to, make reasonable efforts to ensure that proper provision is made to have the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 7.13.

(e) On or before the Closing, Parent shall obtain a directors’ and officers’ liability insurance policy on terms satisfactory to the Company, which policy shall provide coverage for the directors and officers of Parent as of immediately following the Closing (and the Company and Parent shall reasonably cooperate with respect thereto).

Section 7.14 Tax Matters.

(a) Parent covenants that it will file a consolidated U.S. federal income Tax Return with the applicable Group Companies for the period starting on the day following the Closing Date and, for U.S. federal income Tax purposes, and the applicable Group Companies will become members of the affiliated group of corporations of which Parent is the common parent or of which Parent is a member on the day following the Closing Date.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by the Parent. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Parent shall reasonably cooperate with respect thereto as necessary).

(c) On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate shall be to make a proper withholding of Tax to the extent required by applicable Tax law.

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(d) All Tax sharing agreements or similar arrangements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes or any agreement the only parties to which are Group Companies) shall be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

Section 7.15 Equity Financing Agreements.

(a) Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Equity Financing Agreements, in each case, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed in respect of any such amendment, modification, waiver or replacement that is not and would not reasonably be expected to be materially adverse to the Company or the Company Stockholders). Parent shall take, or use its reasonable best efforts to cause to be taken, all actions and do, or use its reasonable best efforts to cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Equity Financing Agreements on the terms and conditions described therein, including maintaining in effect the Equity Financing Agreements and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Equity Financing Agreements and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the Equity Financing Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Equity Financing Agreements at or prior to Closing; and (iii) use its reasonable best efforts to enforce its rights under the Equity Financing Agreements in the event that all conditions in the Equity Financing Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Equity Financing Investor to contribute to Parent the applicable portion of the Equity Financing Amount set forth in the applicable Equity Financing Agreement at or prior to the Closing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and, in any event within three (3) Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Equity Financing Agreement known to Parent; (B) of the receipt of any written notice or other written communication from any party to any Equity Financing Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Equity Financing Agreement or any provisions of any Equity Financing Agreement; and (C) if Parent does not expect to receive all or any portion of the Equity Financing Amount on the terms, in the manner or from the sources contemplated by the Equity Financing Agreements. The Equity Financing Agreements contain all of the conditions precedent to the obligations of the Equity Financing Investors to contribute to Parent the applicable portion of the Equity Financing Amount set forth in the applicable Equity Financing Agreement on the terms therein.

(b) Parent shall use its reasonable best efforts to cause the Equity Financing Investors to contribute the Equity Financing Amount at or prior to the Closing if all conditions set forth in the applicable Equity Financing Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and other than conditions that Parent or any of its Affiliates control the satisfaction of). Parent shall use its reasonable best efforts to take, or cause to be taken, all actions required to obtain the Equity Financing Amount contemplated by the Equity Financing Agreements, including enforcing the rights of Parent under the Equity Financing Agreements.

Section 7.16 Section 16 Matters. Prior to the Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Class A Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 7.17 Board of Directors.

(a) Subject to the terms of the Parent’s Charter Documents, Parent shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(i) the board of directors of Parent shall consist of up to nine (9) directors, which shall initially include: (A) Troy Cox, Kevin Conroy, and Steve Quake, as designees of Parent, or if any such individuals are unavailable to

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serve, then an alternative individual may be designated in writing by Parent (and subject to the approval of the board of directors of the Company, which such approval shall not be unreasonably withheld, delayed or conditioned); (B) Eli Casdin, as designee of the Company; and (C) the remaining director nominees to be designated by the Company in writing to Parent as soon as reasonably practicable following the date of this Agreement; and

(ii) the board of directors of Parent shall have a majority of “independent” directors for the purposes of Nasdaq rules, each of whom shall serve in such capacity in accordance with the terms of the Parent’s Organizational Documents following the Effective Time.

(b) On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with each individual to be appointed to, or serving on, the board of directors of Parent upon the Closing, which indemnification agreements shall continue to be effective following the Closing (the “Indemnification Agreements”).

Section 7.18 LTIP and ESPP. Effective as of (and contingent on) the Closing, Parent shall adopt (a) the LTIP, in substantially the form attached hereto as Exhibit A (as such form may be modified in accordance with this Section 7.18) and (b) the ESPP, in substantially the form attached hereto as Exhibit B (as such form may be modified in accordance with this Section 7.18). The Company may propose further edits to the LTIP and the ESPP based on recommendations from the Company’s compensation consultant and the board of directors of the Company, which, after consideration and approval by Parent, not to be unreasonably withheld or delayed, shall be incorporated into the LTIP and the ESPP in advance of the Special Meeting.

Section 7.19 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges the Company, each Company Stockholder, its Affiliates, and its and their respective Related Parties, (collectively, the “Company Stockholder Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Group Company occurring prior to the Closing Date (other than as contemplated by this Agreement and the other Transaction Agreements), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Company Stockholder Released Parties; provided, however, that nothing in this Section 7.19(a) shall release any Company Stockholder Released Parties from (i) their obligations under this Agreement or the other Transaction Agreements; (ii) as applicable, any disputes, claims, losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Stockholder Released Party’s employment by any Group Company; (iii) any commercial Contract between the Company and a Company Stockholder Released Party that is in force as of the Closing Date or (iv) from any claim of fraud on the part of any Company Stockholder Released Party.

(b) Effective upon and following the Closing, each Company Stockholder (solely in its capacity as a stockholder of the Company), on its own behalf and on behalf of each of its Affiliates and Representatives (collectively, the “Company Stockholder Releasing Parties”), generally, irrevocably, unconditionally and completely releases and forever discharges each of Parent and each Group Company, their respective Affiliates, and its and their respective Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from (i) the Company Stockholder Releasing Party’s ownership or purported ownership of (or right to acquire) shares of capital stock, warrants, options or other securities of or interests in the Company or relating to the governance of the Company, including any and all claims that the Company Stockholder Releasing Party may have against any of the Parent Released Parties with respect thereto whether pursuant to any contract or agreement with respect thereto, breach or alleged breach of fiduciary duty or otherwise and (ii) the negotiation or execution of this Agreement or the other Transaction Agreement, or the consummation of any of the Transactions; provided, however, that, for the avoidance of doubt, nothing in this Section 7.19(b) shall release the Parent Released Parties from their obligations or otherwise modify, waive, replace, supersede, or impair in any way any rights of any Company Stockholder Releasing Party (A) under this Agreement or the other Transaction Agreements, (B) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Group Companies in effect as of the date of this Agreement accrued in the ordinary course of business; or (C) under any Contract between the Company Stockholder and a Parent Released Party to the extent that such Contract does not specifically pertain to such Company Stockholder’s

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ownership or purported ownership of (or right to acquire) shares of capital stock, warrants, options or other securities of or interests in the Company or specifically relate to the governance of the Company; (D) with respect to any rights to indemnification, exculpation or expense reimbursement to the extent provided for in the Company Organizational Documents or in any indemnification agreement with a Group Company; or (E) from any claim of fraud on the part of any Parent Released Party.

Article VIII
CONDITIONS TO THE TRANSACTION

Section 8.1 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) The Parent Stockholder Matters shall have been duly adopted by the stockholders of Parent.

(b) Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(i) of the Exchange Act) following the exercise by the holders of Parent Class A Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Stock held by them into a pro rata share of the Trust Account in accordance with Parent’s Organizational Documents.

(c) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, and the Parties will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the Transactions set forth on Schedule 8.1(c) of the Company Disclosure Letter.

(d) No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order prohibiting, enjoining or making illegal the consummation of the Transactions will be in effect.

Section 8.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The Fundamental Representations of Parent, other than Section 5.3, shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of Parent set forth in Section 5.3 shall be true and correct in all respects on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of Parent set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.

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(c) Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) and Section 8.2(b).

(d) Parent shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by Parent pursuant to Section 1.2 and Section 1.3(a), duly executed by Parent and Merger Sub, as applicable.

(e) Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.12, available to Parent for payment of the Closing Cash Payment Amount, the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(f) The funds contained in the Trust Account, together with the Equity Financing Amount to be received substantially concurrently with the Closing, shall equal or exceed the Company’s Required Funds, following payment of the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions.

(g) The shares of Parent Class A Stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq.

(h) No Parent Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

Section 8.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) The Fundamental Representations of the Company, other than Section 4.3, shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of the Company set forth in Section 4.3 shall be true and correct in all respects on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a) and Section 8.3(b).

(d) The Company Stockholder Approval shall have been obtained.

(e) No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(f) The Company shall have delivered, or caused to be delivered, or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to Section 1.3(b), duly executed by the applicable signatory or signatories specified in Section 1.3(b), if any.

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Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions shall not have been consummated by December 31, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent or Merger Sub, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent or Merger Sub is curable by Parent or Merger Sub prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent or Merger Sub is cured during such 30-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) 30 days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30-day period);

(f) by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Matters are not duly adopted by the stockholders of Parent by the requisite vote under the DGCL and the Parent Organizational Documents;

(g) by the Company, if the Parent Stockholder Redemption results in the condition set forth in Section 8.2(f) becoming incapable of being satisfied at the Closing; or

(h) by Parent within twenty-four hours of the Company Stockholder Approval Deadline if the executed Stockholder Support Agreements shall not have been delivered by the Company Stockholder Approval Deadline.

Section 9.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.5, Section 7.8, this Section 9.2, Article XI and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any willful and intentional breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.

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Article X
NO SURVIVAL

Section 10.1 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against the Company with respect to intentional fraud in the making of the representations and warranties by the Company in Article IV or any claim against Parent with respect to intentional fraud in the making of the representations and warranties by Parent in Article V, as applicable.

Article XI
GENERAL PROVISIONS

Section 11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent or Merger Sub, to:

CM Life Sciences II, Inc.
667 Madison Avenue
New York, NY 10065
Attention: Keith Meister
E-mail: kmeister@corvexcap.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attention: Matthew Kautz; Joel Rubinstein

Email: mkautz@whitecase.com; joel.rubinstein@whitecase.com

if to the Company, prior to the Closing, to:

2945 Wilderness Place

Boulder, CO 80301

Attention: Melody Harris

Email: mharris@somalogic.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP

599 Lexington Avenue

22nd Floor

New York, NY 10022

Attention: Herbert F. Kozlov

Email: hkozlov@reedsmith.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

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Section 11.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Spacecraft” online datasite hosted by “Datasite Diligence” prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 11.3 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.4 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.4(b), Section 7.13 and Section 11.14 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.5 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.6 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money

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damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 11.7 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware). Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of such courts, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

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Section 11.9 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties; provided that, following the receipt of the Company Stockholder Approval, there shall be no amendment to this Agreement (or any of the provisions hereof) which under the DGCL or other Applicable Legal Requirements would require further approval by the stockholders of the Company in accordance with the Company Organizational Documents without such approval.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself and Merger Sub), on the one hand, and the Company (on behalf of itself and the Company Stockholders), on the other hand, may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. Without limiting the generality of the foregoing, the Parties will not, and will not cause or permit any other Person to, hold or attempt to hold any Related Party liable for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company or any Related Party, or their respective agents or other Representatives, concerning a Group Company, this Agreement or the Transactions. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15 Legal Representation.

(a) Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Parent Waiving Parties”), that Reed Smith LLP (or any successor) may represent the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Stockholder Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued

Annex A-54

representation) of the Group Companies or other Parent Waiving Parties, and each of Parent and the Company on behalf of itself and the Parent Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Reed Smith LLP provides legal services to any Group Companies after the Closing Date. Each of Parent and the Company, for itself and the Parent Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any Group Company or any member of the Stockholder Group and its counsel, including Reed Smith LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Stockholder Group (the “Stockholder Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge or the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

(b) The Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and the Company Stockholders, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that White & Case LLP (or any successor) may represent the Sponsor, Parent or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Parent Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Parent Group, and the Company on behalf of itself and Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not White & Case LLP provides legal services to the Sponsor or Parent after the Closing Date. The Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any of the Parent Group and its counsel, including White & Case LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Sponsor and Parent (the “Parent Privileged Communications”), without any waiver thereof. Sponsor and Parent, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge or the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and the Company Waiving Parties agree not to assert that any privilege has been waived as to the Parent Privileged Communications.

Section 11.16 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter

Annex A-55

is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Legal Requirement, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent and Merger Sub or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in this Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.

[Signature Pages Follow]

Annex A-56

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CM LIFE SCIENCES II, INC.
By:	/s/ Brian Emes
	Name:	Brian Emes
	Title:	Chief Financial Officer and Secretary
S-CRAFT MERGER SUB, INC.
By:	/s/ Brian Emes
	Name:	Brian Emes
	Title:	Chief Financial Officer and Secretary
SOMALOGIC, INC.
By:	/s/ Roy Smythe
	Name:	Roy Smythe
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex A-57

Schedule A
Defined Terms

Section 1.1. Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“A&R Registration Rights Agreement”	Recitals
“Acceleration Event”	Section 3.2
“Accelerated Vesting Date”	Section 3.2
“Additional Parent SEC Reports”	Section 5.7(a)
“Affiliate”	Schedule A, Section 1.2
“Agreement”	Preamble
“Antitrust Laws”	Schedule A, Section 1.2
“Applicable Legal Requirements”	Recitals
“Approvals”	Section 4.6(b)
“Audited Financial Statements”	Section 4.8(a)
“Base Value”	Schedule A, Section 1.2
“Business Day”	Schedule A, Section 1.2
“Cash Pro Rata Share”	Schedule A
“Certificate”	Section 2.7(a)
“Certificate of Merger”	Section 1.4(c)
“Certifications”	Section 5.7(a)
“Change in Recommendation”	Section 7.1(e)
“Change of Control”	Schedule A, Section 1.2
“Charter Documents”	Section 4.1
“Class A Common Stock”	Schedule A, Section 1.2
“Class B Common Stock”	Schedule A, Section 1.2
“Closing”	Section 1.1
“Closing Cash Payment Amount”	Schedule A, Section 1.2
“Closing Consideration”	Section 2.8(a)
“Closing Date”	Section 1.1
“Closing Form 8-K”	Section 7.4(c)
“Closing Merger Consideration”	Schedule A, Section 1.2
“Closing Number of Securities”	Schedule A, Section 1.2
“Closing Press Release”	Section 7.4(c)
“Closing Securities Payment Amount”	Schedule A, Section 1.2
“Code”	Schedule A, Section 1.2
“Common Share Price”	Schedule A, Section 1.2
“Company”	Preamble
“Company Benefit Plan”	Section 4.12(a)
“Company Business Combination”	Section 7.11(a)
“Company Common Stock”	Schedule A, Section 1.2
“Company Disclosure Letter”	Article IV, Preamble
“Company Organizational Documents”	Schedule A, Section 1.2
“Company Material Adverse Effect”	Schedule A, Section 1.2
“Company Material Contract”	Section 4.20(a)
“Company Preferred Stock”	Section 4.3
“Company Stockholder”	Schedule A, Section 1.2
“Company Stockholder Approval”	Section 4.4
“Company Stockholder Approval Deadline”	Recitals
“Company Stockholder Released Parties”	Section 7.19(a)
“Company Stockholder Releasing Parties”	Section 7.19(b)

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“Company Subsidiaries”	Section 4.2(a)
“Company Transaction Costs”	Schedule A, Section 1.2
“Company’s Required Funds”	Schedule A, Section 1.2
“Company Waiving Parties”	Section 11.15(b)
“Confidentiality Agreement”	Schedule A, Section 1.2
“Continental”	Section 5.14(a)
“Contract”	Schedule A, Section 1.2
“Copyright”	Schedule A, Section 1.2
“Current Government Contract”	Schedule A, Section 1.2
“D&O Indemnified Party”	Section 7.13(a)
“D&O Tail”	Section 7.13(b)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.13
“EAR”	Definition of Specified Business Conduct Laws
“Earn-Out Escrow Agreement”	Section 3.5(b)
“Earn-Out Period”	Section 3.1
“Earn-Out Pro Rata Share”	Schedule A, Section 1.2
“Earn-Out Shares”	Section 3.1
“Effective Time”	Section 2.1
“Environmental Law”	Schedule A, Section 1.2
“ERISA”	Schedule A, Section 1.2
“ERISA Affiliate”	Schedule A, Section 1.2
“Equity Financing Agreement”	Section 5.13
“Equity Financing Amount”	Section 5.13
“Equity Financing Investors”	Section 5.13
“ESPP”	Recitals
“Exchange Act”	Schedule A, Section 1.2
“Exchange Agent”	Section 2.8(a)
“Exchange Fund”	Section 2.8(c)
“Excluded Share”	Section 2.7(d)
“Financial Statements” “Forfeiture Pool”	Section 4.8(a) Section 3.4
“Fundamental Representations”	Schedule A, Section 1.2
“GAAP”	Schedule A, Section 1.2
“Governmental Entity”	Schedule A, Section 1.2
“Government Grants”	Section 4.25
“Group Companies”	Schedule A, Section 1.2
“Group Companies’ Privacy Notices”	Section 4.19(a)
“Hazardous Material”	Schedule A, Section 1.2
“HSR Act”	Section 4.5(b)
“Indebtedness”	Schedule A, Section 1.2
“Indemnification Agreement”	Section 7.17(b)
“Insider”	Section 4.22
“Intended Tax Treatment”	Recitals
“Insurance Policies”	Section 4.21
“Intellectual Property”	Schedule A, Section 1.2
“Interim Financial Statements”	Section 4.8(a)
“Knowledge”	Schedule A, Section 1.2
“Leased Real Property”	Section 4.14(b)
“Legal Proceeding”	Schedule A, Section 1.2
“Legal Requirements”	Schedule A, Section 1.2
“Lien”	Schedule A, Section 1.2

Annex A-59

“LTIP”	Recitals
“Material Current Government Contract”	Section 4.7
“Merger”	Recitals
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 5.3(b)
“Multiemployer Plan”	Section 4.12(e)
“Nasdaq”	Section 5.12
“OFAC”	Schedule A, Section 1.2
“Order”	Schedule A, Section 1.2
“Outside Date”	Section 9.1(b)
“Parent”	Preamble
“Parent Business Combination”	Section 7.11(b)
“Parent Cash”	Schedule A, Section 1.2
“Parent Class A Stock”	Section 5.3(a)
“Parent Class B Stock”	Section 5.3(a)
“Parent Charter”	Schedule A, Section 1.2
“Parent Disclosure Letter”	Article V
“Parent Financing Certificate”	Section 1.2
“Parent Group”	Section 11.15(b)
“Parent Material Adverse Effect”	Schedule A, Section 1.2
“Parent Material Contracts”	Section 5.11
“Parent Option”	Section 2.12(a)
“Parent Organizational Documents”	Schedule A, Section 1.2
“Parent Privileged Communications”	Section 11.15(b)
“Parent Recommendation”	Recitals
“Parent Released Parties”	Section 7.19(b)
“Parent SEC Reports”	Section 5.7(a)
“Parent Shares”	Section 5.3(a)
“Parent Stockholder Approval”	Section 5.4(b)
“Parent Stockholder Matters”	Section 7.1(a)
“Parent Stockholder Redemption”	Section 7.1(a)
“Parent Transaction Costs”	Schedule A, Section 1.2
“Parent Units”	Schedule A, Section 1.2
“Parent Waiving Parties”	Section 11.15(a)
“Parent Warrants”	Section 5.3(a)
“Parties”	Preamble
“Patent”	Schedule A, Section 1.2
“PCAOB Financial Statements”	Section 7.1(d)
“Permitted Lien”	Schedule A, Section 1.2
“Pension Plan”	Section 4.12(e)
“Person”	Schedule A, Section 1.2
“Private Placement Warrants”	Section 5.3(a)
“Proxy Statement/Prospectus”	Section 7.1(a)
“Public Warrants”	Section 5.3(a)
“Registration Statement Effective Date”	Section 7.1(a)
“Registration Statement Securities”	Section 7.1(a)
“Related Parties”	Schedule A, Section 1.2
“Released Claims”	Section 7.8(a)
“Release Notice”	Section 3.5(c)
“Remedies Exception”	Section 4.4
“Representatives”	Section 7.11(a)

Annex A-60

“Restricted Cash”	Schedule A, Section 1.2
“SEC”	Schedule A, Section 1.2
“Securities Act”	Schedule A, Section 1.2
“Solicitation Documents”	Section 7.1(a)
“Special Meeting”	Section 7.1(e)
“Specified Business Conduct Laws”	Schedule A, Section 1.2
“Sponsor”	Schedule A, Section 1.2
“Sponsor Forfeiture Agreement”	Section 1.2
“Stockholder Group”	Section 11.15(a)
“Stockholder Privileged Communications”	Section 11.15(a)
“Stockholder Support Agreement”	Recitals
“Subsidiary”	Schedule A, Section 1.2
“Surrender Documentation”	Section 2.8(d)
“Surviving Corporation”	Recitals
“Tax Return”	Schedule A, Section 1.2
“Tax/Taxes”	Schedule A, Section 1.2
“Top Customer”	Section 4.27(a)
“Top Supplier”	Section 4.27(b)
“Total Consideration”	Section 2.6(a)
“Transaction Agreements”	Schedule A, Section 1.2
“Transaction Litigation”	Section 7.6(c)
“Transactions”	Schedule A, Section 1.2
“Trademarks”	Schedule A, Section 1.2
“Trade Secrets”	Schedule A, Section 1.2
“Treasury Regulations”	Schedule A, Section 1.2
“Triggering Event”	Section 3.1
“Trust Account”	Section 5.14(a)
“Trust Agreement”	Section 5.14(a)
“Trust Termination Letter”	Section 7.6
“WARN”	Section 4.13(e)

Section 1.2. Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Company Share Amount” shall mean the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Options or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, in each case calculated on a treasury stock basis, (c) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion all shares of Company Preferred Stock into shares of Company Common Stock pursuant to the Company Organizational Documents, and (d) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of any other direct or indirect rights to acquire shares of Class A Common Stock or Class B Common Stock that are issued and outstanding immediately prior to the Effective Time, in each case calculated on a treasury stock basis.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

Annex A-61

“Base Value” shall mean an amount equal to $1,250,000,000.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“Cash Cap” means the amount, if any, specified by such Company Stockholder in its Cash Election as the maximum amount of Closing Available Cash elected by such Company Stockholder; provided, however, that such amount shall not exceed such Company Stockholder’s Cash Pro Rata Share of $50,000,000.

“Cash Election” shall mean an affirmative election by a Company Stockholder to receive its Cash Pro Rata Share of the Closing Available Cash and, if applicable, Cash Pro Rata Share Excess Amount of the Closing Available Excess Cash, in a form acceptable to the Company, duly executed by the Company Stockholder and delivered to the Company on or before the fifth (5th) Business Day prior to the Effective Time. For clarity, a Company Stockholder’s Cash Election may be set forth in its duly executed Stockholder Support Agreement, but may also be in such other form as the Company deems acceptable.

“Cash Limitation Amount” shall mean twenty percent (20%) of the sum of (a) the Closing Cash Payment Amount, and (b) the Closing Date Merger Consideration.

“Cash Pro Rata Share” shall mean, for each Company Stockholder that has submitted a Cash Election on or before the fifth (5th) Business Day prior to the Closing Date, a ratio, (a) the numerator of which is such Company Stockholder’s Total Stockholder Outstanding Shares and (b) the denominator of which is the Total Outstanding Company Shares. The Cash Pro Rata Share of each Company Stockholder that has not submitted a Cash Election and/or has confirmed in writing to the Company that it does not wish to make a Cash Election shall be deemed to be equal to zero (0).

“Cash Pro Rata Share Excess Amount” shall mean, for each Company Stockholder that has submitted a Cash Election to receive a portion of the Closing Available Excess Cash on or before the fifth (5th) Business Day prior to the Closing Date, a portion of such Closing Available Excess Cash equal to: (a) such Company’s Stockholder’s Cash Pro Rata Share Excess Percentage of the Closing Available Excess Cash or (b) if such Company Stockholder has specified a Cash Cap, the lesser of such Company’s Stockholder’s (i) Cash Pro Rata Share Excess Percentage of the Closing Available Excess Cash and (ii) such amount as would result in the Company Stockholder receiving a portion of all Closing Available Cash equal to such Company Stockholder’s Cash Cap. To the extent a Company Stockholder has specified a Cash Cap, the portion of the Closing Available Excess Cash that would otherwise be distributed to such Company Stockholder in the absence of such Cash Cap shall be treated as Closing Available Cash in computing the Cash Pro Rata Share Excess Amounts of Company Stockholders who have not specified a Cash Cap.

“Cash Pro Rata Share Excess Percentage” means the quotient, expressed as a percentage, obtained by dividing (a) the Cash Pro Rata Share of such Company Stockholder by (b) the aggregate Cash Pro Rata Shares of all Company Stockholders that have submitted a Cash Election to receive a Cash Pro Rata Share Excess Amount of the Closing Available Excess Cash on or before the fifth (5th) Business Day prior to the Closing Date.

“Change of Control” shall mean any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent.

“Class A Common Stock” shall mean the shares of Class A Common Stock, par value $0.01 per share, of the Company.

“Class B Common Stock” shall mean the shares of Class B Common Stock, par value $0.01 per share, of the Company.

“Closing Available Cash” shall mean an amount equal to the sum of the funds contained in the Trust Account as of the Closing and the Equity Financing Amount received at the Closing, following payment of the Trust Redemption Amount and payment of all Company Transaction Costs and Parent Transaction Costs.

Annex A-62

“Closing Available Excess Cash” means the excess, if any, of (a) the Closing Available Cash over (b) the product of (i) the aggregate Cash Pro Rata Shares of all Company Stockholders that have made a Cash Election multiplied by (ii) the Closing Available Cash.

“Closing Cash Payment Amount” shall mean the aggregate amount of the Closing Available Cash payable to Company Stockholders that have made Cash Elections, which shall not exceed the lesser of (a) $50,000,000 or (b) the Cash Limitation Amount. If the Closing Cash Payment Amount is less than the amount of the Closing Available Cash that would have been payable but for the application of the Cash Limitation Amount, the Closing Date Merger Consideration shall take into account any increase in the Closing Number of Securities based on the change in the Closing Securities Payment Amount arising from the reduction in the Closing Cash Payment Amount (based on the difference between the amount that would have been so payable and the Cash Limitation Amount).

“Closing Date Merger Consideration” shall mean the product of (a) the Closing Number of Securities (after increase, if any, to the Closing Date Merger Consideration pursuant to the definition of Closing Cash Payment Amount), and (b) the average of the high and low trading prices of one share of Parent Class A Stock on Nasdaq on the Closing Date.

“Closing Merger Consideration” shall mean an amount equal to the Base Value.

“Closing Number of Securities” shall mean the number of shares of Parent Class A Stock equal to the quotient of (a) the Closing Securities Payment Amount divided by (b) the Parent Stock Price.

“Closing Securities Payment Amount” shall mean an amount equal to: (a) the Closing Merger Consideration; minus (b) the Closing Cash Payment Amount.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the volume weighted average closing sale price of one share of Parent Class A Stock as reported on Nasdaq (or the exchange on which the shares of Parent Class A Stock are then listed) for a period of at least 20 days out of 30 consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of Parent and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock).

“Company Closing Cash” shall mean the cash and cash equivalents of the Company as of immediately prior to the Closing, determined in accordance with GAAP. The Company Closing Cash shall be decreased by (i) any Restricted Cash and any checks, drafts and wires issued as of such time that have not yet cleared; and increased by any deposits in transit as of such time that have not yet cleared and (ii) any amounts owing by the Company in respect of the specified obligations as of the Closing.

“Company Common Stock” shall mean the Class B Common Stock.

“Company Incentive Plan” shall mean the Company’s 2017 Equity Incentive Plan and the Company’s 2009 Equity Incentive Plan, each as amended from time to time.

“Company IP Contract” shall mean any Contract to which any Group Company is a party or by which any Group Company is bound or under which any Group Company has any obligation or under which any Group Company has any right or interest that (a) contains any assignment or license to any third party of any material Owned Intellectual Property, or any covenant not to assert or enforce, any material Owned Intellectual Property against any third party, in each case, except non-exclusive licenses or covenants not to assert or enforce any such Intellectual Property granted by any Group Company to any third parties (including customers, suppliers, consultants, and independent contractors) in the ordinary course of business, (b) contains a license to any Group Company under any Licensed Intellectual Property or (c) pursuant to which any material Owned Intellectual Property is or was developed by any third party for any Group Company (in each case excluding (i) non-exclusive licenses to “off the shelf” third party computer software that is licensed on generally available, standard commercial terms and (ii) licenses for open source software).

“Company IT Systems” shall mean all computer systems, software, firmware, hardware, networks, interfaces, platforms, related systems, databases, websites and equipment owned, outsourced or licensed by any Group Company

Annex A-63

to process, store, maintain, backup or operate data, information and functions that are used in connection with the business of the Group Companies, but excluding, for the avoidance of doubt, any computer systems, software, firmware, hardware, networks, interfaces, platforms, related systems, databases, websites and equipment owned, outsourced or licensed by customers of any Group Company.

“Company Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19), epidemics, disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other natural or man-made disasters, or any worsening thereof; (iii) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement (including Pandemic Measures); (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if a change or effect related to clauses (iv) through (vii) disproportionately adversely affects the Group Companies, taken as a whole, compared to other Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Option” shall mean an option to purchase shares of Class B Common Stock granted under the Company Incentive Plan or otherwise.

“Company Organizational Documents” shall mean that certain (i) Twelfth Amended and Restated Stockholder Rights Agreement, dated as November 20, 2020, by and among the Company and the parties thereto and (ii) Fifteenth Amended and Restated Certificate of the Company, dated as of December 14, 2020, as each may be amended, modified or supplemented.

“Company Stockholder” shall mean a holder of a share of Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Company Stockholders Meeting” means the special meeting of the Company Stockholders to be held to consider the adoption of this Agreement.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all change in control bonus payments, retention or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all

Annex A-64

costs, fees and expenses related to the D&O Tail; but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Proxy Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on Nasdaq of the shares of Parent Class A Stock issued in connection with the Transactions, (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions, and (iv) any other amounts payable by Parent hereunder.

“Company’s Required Funds” shall mean an amount equal to $250,000,000.

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement, dated as of March 9, 2021, by and between the Company and Parent, as amended from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 or any mutation of the same, including any resulting epidemics, pandemics, disease outbreaks or public health emergencies.

“Current Government Contract” shall mean any Government Contract the period of performance of which has not yet expired or been terminated.

“Earn-Out Pro Rata Share” shall mean for each Company Stockholder, such amount determined in accordance with the following formula and as applied by Board of directors of Parent in good faith: (The total number of Earn-Out Shares minus the number of Earn-Out Shares underlying any Earn-Out RSUs that are not forfeited by any recipient thereof) multiplied by (such Company Stockholder’s pro rata portion of the Closing Number of Securities divided by the total Closing Number of Securities).

“Earn-Out RSU” shall mean the award of restricted stock units in respect of the Earn-Out Shares granted to the Earn-Out Service Providers pursuant to the Earn-Out Award Agreement.

“Earn-Out Service Provider” shall mean each employee or individual service provider of the Company, in each case whom the board of directors of the Company designates as an Earn-Out Service Provider prior to the Closing and who enters into an Earn-Out Award Agreement.

“Environmental Law” shall mean any and all applicable Legal Requirements relating to pollution, Hazardous Materials, or the protection of the environment, natural resources, or human health and safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreements” shall mean that certain (a) Amended and Restated Credit Agreement, dated as of December 28, 2017, by and among the Company, the guarantors thereto, the lenders thereto and Madryn Health Partners, L.P., as Administrative Agent, (b) Term Loan Exchange Agreement, dated as of November 20, 2020, by and between the Company and Madryn Health Partners, LP, (c) PPP Loan and (d) Fifth Amended and Restated Convertible Promissory Note, dated as of June 28, 2017, by and between the Company and Jane W. Butcher, in each case as may be amended, amended and restated, restated, supplemented or otherwise modified from time to time.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.2 (Company Subsidiaries); Section 4.3 (Capitalization); Section 4.4 (Due Authorization); Section 4.17 (Brokers; Third Party Expenses) and Section 4.24 (Absence of Certain Business Practices); and (b) in the case of Parent, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Parent Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); and Section 5.10 (Business Activities; Liabilities).

Annex A-65

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto between the Company or a Company Subsidiary, on the one hand, and: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand. A purchase, task or delivery order, or any other ordering agreement, under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material” or words of similar meaning or effect, including any radioactive materials.

“HIPAA” shall mean the United State Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d through 1329d-8), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and all applicable implementing regulations, including its implementing regulations codified at 45 C.F.R. Parts 160, 162, and 164.

“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Intellectual Property” shall mean all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, business marks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights and applications for registration of copyright (collectively, “Copyrights”); (d) all internet domain names; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) databases; and (g) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to the Company, the individuals listed on Schedule 1.2-A of the Company Disclosure Letter; and (b) with respect to Parent or Merger Sub, the individuals listed on Schedule 1.2 of the Parent Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

Annex A-66

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property exclusively licensed to any of the Group Companies.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“OFAC” shall mean the U.S. Treasury Department Office of Foreign Assets Control.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” shall mean all Intellectual Property which any of the Group Companies has (or purports to have) an ownership interest.

“Pandemic Measures” shall mean any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, by any Governmental Entity or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), or any other pandemic, epidemic, public health emergency or disease outbreak.

“Parent Cash” shall mean, as of the date of determination: (a) all amounts in the Trust Account; plus (b) the Equity Financing Amount.

“Parent Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of Parent and Merger Sub, taken as a whole; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Parent Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation of Parent, dated as of February 22, 2021 (the “Parent Charter”) and the Bylaws of Parent (the “Parent Bylaws”) any other similar organization documents of Parent, as each may be amended, modified or supplemented.

“Parent Stock Price” shall mean $10.00.

“Parent Transaction Costs” shall mean: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; and (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders; provided, however, in the event the legal fees paid to Parent’s counsel (excluding fees paid in connection with any litigation or similar proceedings, if any, in connection with the Transaction), deferred underwriter, private placement and printer fees and costs of parties retained by Parent in connection with merger and acquisition advice, in each case for services rendered through the Closing exceed $25,000,000 (the “Parent Costs Cap”), then the Sponsor shall be responsible for all such fees, costs and expenses in excess of the Parent Costs Cap.

Annex A-67

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Stock and one-third of one Public Warrant.

“Permitted Lien” shall mean: (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to Leased Real Property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of Leased Real Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens securing the Indebtedness of any of the Group Companies; (f) in the case of Intellectual Property, non-exclusive licenses granted to third parties in the ordinary course; (g) Liens incurred in connection with capital lease obligations of any of the Group Companies; and (h) all exceptions, restrictions, easements, imperfections of title (including gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records), charges, rights-of-way and other Liens of record that do not materially interfere with the present use of the assets of the Group Companies, taken as a whole.

“Per Share Amount” shall mean the quotient, rounded to the nearest one-tenth of a cent, obtained by dividing (a) the Base Value by (b) the Aggregate Company Share Amount.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirement, all information that identifies, could be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identifiable individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person. For the avoidance of doubt, this includes “personal data” as defined in the GDPR and the UK GDPR.

“PPP” means the Paycheck Protection Program from the U.S. Small Business Administration.

“PPP Loan” means Paycheck Protection Program Loan, dated as of April 13, 2020, by and between the Company and JPMorgan Chase Bank, N.A., in the amount of $3,519,630.

“Privacy Laws” shall mean any and all Applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, transmission, transfer (including cross-border transfers), processing, privacy, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, but not limited to, HIPAA; the California Consumer Privacy Act (CCPA); Regulation (EU) 2016/679 (“GDPR”); Regulation (EU) 2016/679, as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of the Data Protection Act 2018 (the “DPA 2018”) as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (the “UK GDPR”); and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, stockholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective Affiliates, successors and assigns.

“Restricted Cash” shall mean restricted cash as determined in accordance with GAAP.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Annex A-68

“Specified Business Conduct Laws” shall mean: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act, and other Applicable Legal Requirements relating to bribery or corruption; (b) all Legal Requirements imposing trade sanctions on any Person, including, all Legal Requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all Legal Requirements relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other Applicable Legal Requirements relating to money laundering.

“Sponsor” shall mean CMLS Holdings II LLC, a Delaware limited liability company.

“Sponsor Support Agreement” shall mean that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Parent and the Company, as amended or modified from time to time.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity, (whether disputed or not) together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) payable by reason of Contract transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Total Outstanding Company Shares” shall mean the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and (b) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion all shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time into shares of Company Common Stock pursuant to the Company Organizational Documents.

“Total Stockholder Outstanding Shares” shall mean, with respect to a Company Stockholder, the sum of (a) the aggregate number of shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time plus (b) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion all shares of Company Preferred Stock held by such Company Stockholder immediately prior to the Effective Time into shares of Company Common Stock pursuant to the Company Organizational Documents.

“Trading Day” means any day on which shares of Parent Class A Stock are actually traded on the principal securities exchange or securities market on which shares of Parent Class A Stock are then traded.

“Transaction Agreements” shall mean this Agreement, the A&R Registration Rights Agreement, the Equity Financing Agreements, the Confidentiality Agreement, the Sponsor Support Agreement, the Sponsor Forfeiture Agreement, the Earn-Out Escrow Agreement, and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

Annex A-69

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Merger.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Redemption Amount” shall mean all amounts payable from the Trust Account as of the Closing, including all amounts payable: (a) to stockholders who elect to have their Parent Class A Stock converted to cash in accordance with the provisions of Parent’s Charter Documents in respect of Parent Stockholder Redemptions; (b) for income tax or other tax obligations of Parent prior to Closing; and (c) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent (for clarity, excluding, any amounts payable in respect of Parent Transaction Costs or Company Transaction Costs).

Annex A-70

Exhibit A

Form of LTIP

Annex A-71

Exhibit B

Form of Employee Stock Purchase Plan

Annex A-72

Exhibit C

Form of Amended and Restated Registration Rights Agreement

Annex A-73

Exhibit D

Form of Stockholder Support Agreement

Annex A-74

Annex B

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

March 28, 2021

CM Life Sciences II, Inc.
667 Madison Avenue
New York, NY 10065
Attn: Board of Directors

Dear Members of the Board of Directors:

We understand that CM Life Sciences II, Inc. (“Parent”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among Parent, S-Craft Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), and SomaLogic, Inc. (the “Company”), pursuant to which, among other things, (i) Merger Sub will merge (the “Merger”) with the Company, (ii) the Company will survive the Merger as a wholly owned subsidiary of Parent, and (iii) each share of Class B Common Stock, par value $0.01 per share (“Company Common Stock”), of the Company and each share of Series A Preferred Stock, par value $0.01 (“Company Preferred Stock”), of the Company will be converted into the right to receive (a) at the election of the holder thereof: an amount in cash (the “Closing Cash Consideration Per Share”) or a number of shares of Class A common stock, par value $0.0001 per share (“Parent Class A Stock”), of Parent (the “Closing Stock Consideration Per Share”) in each case, with respect to the Closing Cash Consideration Per Share and the Closing Stock Consideration Per Share, as provided by, and subject to the procedures, adjustments and limitations set forth in, the Agreement (as to which procedures, adjustments and limitations we express no view or opinion) and (b) the contingent right to receive a number of additional shares of Parent Class A Stock, subject to and contingent upon the closing prices of the Parent Class A Common Stock following the consummation of the Merger exceeding certain milestones as provided by the Agreement and subject to the terms of the Agreement pursuant to which the Company may award such shares to employees or service providers of the Company instead of holders of Company Common Stock or Company Preferred Stock (the “Contingent Consideration Per Share”). The aggregate Closing Cash Consideration Per Share is referred to herein as the “Closing Cash Consideration,” the aggregate Closing Stock Consideration Per Share is referred to herein as the “Closing Stock Consideration,” the Closing Cash Consideration and the Closing Stock Consideration are together referred to herein as the “Closing Consideration,” and the aggregate Contingent Consideration Per Share is referred to herein as the “Contingent Consideration.” We in addition understand and at your direction have assumed that, based on the stated value per share of Parent Class A Stock of $10.00 set forth in the Agreement, the aggregate value of the Closing Consideration is equal to $1,250,000,000. In addition, we understand that pursuant to or as contemplated by the Agreement, (i) Parent has entered into subscription agreements with the applicable investors named therein, pursuant to which such investors have committed to provide equity financing to Parent in the aggregate amount of $375,000,000 (the “Equity Financing”), (ii) CMLS Holdings II LLC (the “Sponsor”) will enter into a Sponsor Forfeiture Agreement pursuant to which, among other things, the Sponsor will forfeit for no consideration certain of its shares of Class B common stock, par value $0.0001 per share (“Parent Class B Stock”), of Parent (the “Forfeiture”) and (iii) the Sponsor will enter into a support agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor will, among other things, vote to adopt and approve the Agreement and the Merger (the “Sponsor Vote” and, together with the Equity Financing and the Forfeiture, the “Related Transactions”).

The Board of Directors (the “Board”) of Parent has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Closing Consideration to be issued and paid by Parent in the Merger pursuant to the Agreement is fair to Parent from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.      reviewed a draft, dated March 26, 2021, of the Agreement;

Annex B-1

2.      reviewed certain publicly available business and financial information relating to Parent and the Company that we deemed to be relevant;

3.      reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company and Parent, including financial projections prepared by the management of the Company relating to the Company (the “Projections”);

4.      spoken with certain members of the managements of Parent and the Company and certain of their respective representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters;

5.      compared the financial and operating performance of the Company with that of companies with publicly traded equity securities that we deemed to be relevant; and

6.      conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, at your direction, we have assumed that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company. At your direction, we have assumed that the Projections provide a reasonable basis on which to evaluate the Company and the Merger and we have, at your direction, used and relied upon the Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Projections or the assumptions on which they are based. For purposes of our financial analyses and this Opinion, with your consent, we (i) did not perform any financial analyses to evaluate the value of Parent or to derive valuation references ranges for any shares of Parent for purposes of comparison with the Closing Consideration or otherwise, and (ii) have assumed that the value of each share of Parent capital stock (including, without limitation, each share of Parent Class A Stock and each share of Parent Class B Stock) is equal to the original issue price per share of Parent Class A Stock (which you have advised us is $10.00 per share), notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value. In reaching our conclusions hereunder, with your consent, we did not perform an analysis based on a review of financial terms of relevant transactions that have been announced, because Houlihan Lokey did not believe that there were a sufficient number of such transactions with publicly available financial terms. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with your consent, that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Parent, or otherwise have an effect on the Merger, the Company or Parent or any expected benefits of the Merger that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Annex B-2

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Parent, the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Parent or the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Parent or the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger, and this Opinion does not purport to address potential developments in any such markets. Furthermore, as you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on our analyses and this Opinion. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of Parent, the Company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, (c) advise the Board, Parent or any other party with respect to alternatives to the Merger, or (d) identify, introduce to the Board, Parent or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger. We are not expressing any opinion as to what the value of the Parent Class A Stock actually will be when issued in the Merger pursuant to the Agreement or the price or range of prices at which the Parent Class A Stock, Parent Class B Stock, Company Common Stock or Company Preferred Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board in its capacity as such in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Parent, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise, including, without limitation, whether holders of Parent Class A Stock should redeem their shares or whether any party should participate in the Equity Financing.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Parent, the Company or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey and certain of its affiliates have in the past provided investment banking, financial advisory and/or other financial or consulting services to the Company, for which Houlihan Lokey and its affiliates have received compensation, including, among other things, during the past two years, having provided certain intellectual property consulting services to the Company. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Parent, the Sponsor, the Company, other participants in the Merger, or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or

Annex B-3

have been adverse to, Parent, the Sponsor, the Company, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, a portion of which became payable to us upon the rendering of this Opinion and a portion of which is contingent upon the consummation of the Merger. In addition, Parent has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, Parent, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Closing Consideration to the extent expressly specified herein), including, without limitation, the Contingent Consideration or any Related Transaction, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for Parent or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of Parent’ or any other party’s security holders or other constituents vis-à-vis any other class or group of Parent’ or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Parent, whether Parent should be issuing debt or equity securities or a combination of both in the Merger, or the form, structure or any aspect or terms of any debt or equity financing for the Merger (including, without limitation, the Equity Financing) or the likelihood of obtaining such financing, (vii) the allocation of the Closing Consideration among the Closing Cash Consideration and the Closing Stock Consideration, (viii) whether or not Parent, the Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (ix) the solvency, creditworthiness or fair value of Parent, the Company or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (x) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Closing Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, Parent, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Parent, the Company and the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Closing Consideration to be issued and paid by Parent in the Merger pursuant to the Agreement is fair to Parent from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex B-4

Annex C

Annex C-1

Annex D

Annex D-1

Annex E

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SOMALOGIC, INC.

ARTICLE I
NAME

The name of the corporation is SomaLogic, Inc. (the “Corporation”).

ARTICLE II
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV
CAPITALIZATION

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 601,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 600,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 1,000,000, having a par value of $0.0001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.     COMMON STOCK.

1.      General.    The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.      Voting.    Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (“A&R Certificate of Incorporation”) (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this A&R Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Annex E-1

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3.      Dividends.    Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.      Liquidation.    Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5.      Transfer Rights.    Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”), shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

B.      PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this A&R Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this A&R Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V
BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.     The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the filing and effectiveness of this A&R Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting

Annex E-2

of stockholders following the Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this A&R Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B.      Except as otherwise expressly provided by the DGCL or this A&R Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E.      Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this A&R Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VII, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VII, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this A&R Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.     The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

Annex E-3

ARTICLE VI
STOCKHOLDER ACTION

A.     Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.      Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C.     Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VII
APPLICATION OF DGCL SECTION 203

A.     The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article X(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

B.      The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1)    prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)    at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.     The restrictions contained in the foregoing Article X(B) shall not apply if:

(1)    a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2)    the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article X(C)(2), (ii) is with or by a person who either

Annex E-4

was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article X(C)(2).

D.     For purposes of this Article X, references to:

(1)    “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2)    “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3)    “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a.      any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article X is not applicable to the surviving entity;

b.      any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c.      any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

Annex E-5

d.      any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e.      any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4)    “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5)    “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6)    “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a.      beneficially owns such stock, directly or indirectly;

b.      has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c.      has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

Annex E-6

(7)    “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8)    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9)    “Stockholder Party” means any stockholder of the Corporation.

(10)  “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(11)  “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(12)  “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE VIII
LIABILITY; INDEMNIFICATION

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article IX, or the adoption of any provision of this A&R Certificate of Incorporation inconsistent with this Article IX, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred by this Article XI shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article XI. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article XI to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article XI shall not be exclusive of any other right which any person may have or hereafter acquire under this A&R Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article XI by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

Annex E-7

The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this A&R Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE IX
FORUM

A.     Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this A&R Certificate of Incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B.      Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

C.     Notwithstanding the foregoing, the provisions of this Article XII shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

D.     Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII.

Annex E-8

ARTICLE X
AMENDMENTS; INVALIDITY

A.     Notwithstanding anything contained in this A&R Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this A&R Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article IV(B), Article V, Article VI, Article VII, Article VIII, Article IX and this Article X.

B.      If any provision or provisions of this A&R Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this A&R Certificate of Incorporation (including, without limitation, each portion of any paragraph of this A&R Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this A&R Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this A&R Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Annex E-9

IN WITNESS WHEREOF, SomaLogic, Inc. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

By:
Name:
Title:
Annex E-10

Annex F

Bylaws

of

SomaLogic, Inc.

(a Delaware corporation)

Annex F Page No.
Article I — Corporate Offices		F-1
1.1	Registered Office	F-1
1.2	Other Offices	F-1

Article II — Meetings of Stockholders		F-1
2.1	Place of Meetings	F-1
2.2	Annual Meeting	F-1
2.3	Special Meeting	F-1
2.4	Notice of Business to be Brought before a Meeting.	F-1
2.5	Notice of Nominations for Election to the Board of Directors.	F-4
2.6	Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.	F-5
2.7	Notice of Stockholders’ Meetings	F-7
2.8	Quorum	F-7
2.9	Adjourned Meeting; Notice	F-7
2.10	Conduct of Business	F-7
2.11	Voting	F-8
2.12	Record Date for Stockholder Meetings and Other Purposes	F-8
2.13	Proxies	F-8
2.14	List of Stockholders Entitled to Vote	F-8
2.15	Inspectors of Election	F-9
2.16	Delivery to the Corporation.	F-9

Article III — Directors		F-10
3.1	Powers	F-10
3.2	Number of Directors	F-10
3.3	Election, Qualification and Term of Office of Directors	F-10
3.4	Resignation and Vacancies	F-10
3.5	Place of Meetings; Meetings by Telephone	F-10
3.6	Regular Meetings	F-10
3.7	Special Meetings; Notice	F-10
3.8	Quorum	F-11
3.9	Board Action without a Meeting	F-11
3.10	Fees and Compensation of Directors	F-11

Article IV — Committees		F-11
4.1	Committees of Directors	F-11
4.2	Meetings and Actions of Committees	F-12
4.3	Subcommittees.	F-12

Article V — Officers		F-12
5.1	Officers	F-12
5.2	Appointment of Officers	F-12
5.3	Subordinate Officers	F-12
5.4	Removal and Resignation of Officers	F-12
5.5	Vacancies in Offices	F-13
5.6	Representation of Shares of Other Corporations	F-13
5.7	Authority and Duties of Officers	F-13
5.8	Compensation.	F-13

Annex F-i

Annex F Page No.
Article VI — Records		F-13

Article VII — General Matters		F-13
7.1	Execution of Corporate Contracts and Instruments	F-13
7.2	Stock Certificates	F-13
7.3	Special Designation of Certificates.	F-14
7.4	Lost Certificates	F-14
7.5	Shares Without Certificates	F-14
7.6	Construction; Definitions	F-14
7.7	Dividends	F-14
7.8	Fiscal Year	F-15
7.9	Seal	F-15
7.10	Transfer of Stock	F-15
7.11	Stock Transfer Agreements	F-15
7.12	Registered Stockholders	F-15
7.13	Waiver of Notice	F-15

Article VIII — Notice		F-15
8.1	Delivery of Notice; Notice by Electronic Transmission	F-15

Article IX — Indemnification		F-16
9.1	Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation	F-16
9.2	Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation	F-16
9.3	Authorization of Indemnification	F-17
9.4	Good Faith Defined	F-17
9.5	Indemnification by a Court	F-17
9.6	Expenses Payable in Advance	F-17
9.7	Nonexclusivity of Indemnification and Advancement of Expenses	F-18
9.8	Insurance	F-18
9.9	Certain Definitions	F-18
9.10	Survival of Indemnification and Advancement of Expenses	F-18
9.11	Limitation on Indemnification	F-18
9.12	Indemnification of Employees and Agents	F-18
9.13	Primacy of Indemnification	F-19

Article X — Amendments		F-19

Article XI — Definitions		F-19

Annex F-ii

Bylaws
of
SomaLogic, Inc.

Article I — Corporate Offices

1.1    Registered Office.

The address of the registered office of SomaLogic, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2    Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II — Meetings of Stockholders

2.1    Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2    Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3    Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4    Notice of Business to be Brought before a Meeting.

(i)     At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder

Annex F-1

as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii)    Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii)   To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a)     As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b)    As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange

Annex F-2

Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(c)     As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv)   A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v)    Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi)   This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable

Annex F-3

requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii)  For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5    Notice of Nominations for Election to the Board of Directors.

(i)     Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii)    Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(a)     Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(b)    In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c)     In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(b), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

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(iii)   To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a)     As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b)    As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c)     As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv)   A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v)    In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6    Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i)     To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the

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Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii)    The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(iii)   A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv)   No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v)    Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

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2.7    Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8     Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9    Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10  Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if

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such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11  Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12  Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13  Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14  List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to

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vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15  Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i)     determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii)    count all votes or ballots;

(iii)   count and tabulate all votes;

(iv)   determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v)    certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16  Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

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Article III — Directors

3.1    Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2    Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3    Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4    Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5    Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6    Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7    Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

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Notice of the time and place of special meetings shall be:

(i)     delivered personally by hand, by courier or by telephone;

(ii)    sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile or electronic mail; or

(iv)   sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8    Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9    Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10  Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV — Committees

4.1    Committees of Directors.

The Board may designate one or more committees, each committee to consist, of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

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4.2    Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)     Section 3.5 (place of meetings; meetings by telephone);

(ii)    Section 3.6 (regular meetings);

(iii)   Section 3.7 (special meetings; notice);

(iv)   Section 3.9 (board action without a meeting); and

(v)    Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i)     the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)    special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii)   the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.3    Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V — Officers

5.1    Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2    Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3    Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4    Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

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Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5    Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6    Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7    Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8    Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI — Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII — General Matters

7.1    Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2    Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number

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of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3    Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4    Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5    Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6    Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7    Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

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7.8    Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9    Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10  Transfer of Stock.

Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11  Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12  Registered Stockholders.

The Corporation:

(i)     shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii)    shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13  Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII — Notice

8.1    Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service,

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the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)     if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)    if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)   if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX — Indemnification

9.1    Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2    Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter

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as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3    Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4    Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5    Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6    Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

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9.7    Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8    Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9    Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10  Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11  Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

9.12  Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

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9.13  Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

Article X — Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI — Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Annex G

SPONSOR FORFEITURE AGREEMENT

March 28, 2021

CMLS Holdings II LLC
667 Madison Avenue
New York, NY 10065

CM Life Sciences II Inc.
667 Madison Avenue
New York, NY 10065

SomaLogic, Inc.
2945 Wilderness Place
Boulder, CO 80301

Re: Forfeiture of Certain Sponsor Class B Common Stock

Ladies and Gentlemen:

Reference is hereby made to:

(i)     that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, among CM Life Sciences II Inc., a Delaware corporation and publicly traded NASDAQ-listed acquisition company (“Parent”), S-Craft Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent, and SomaLogic, Inc., a Delaware corporation, (the “Company”); and

(ii)    that certain Securities Subscription Agreement (the “Subscription Agreement”), dated December 17, 2020, between the CMLS Holdings II LLC, a Delaware limited liability company (the “Sponsor”), and Parent, pursuant to which the Sponsor subscribed for shares of Class B common stock of Parent (the “Sponsor Class B Shares”), as more specifically set forth therein.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement or the Subscription Agreement, as applicable.

In order to induce Parent and the Company to enter into the Merger Agreement and to proceed with the transactions contemplated therein and thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, the Company and the Sponsor, hereby agree, pursuant to this letter agreement (this “Letter Agreement”), as follows:

1.      Effective immediately prior to (and contingent upon) the Closing, the Sponsor agrees to forfeit a certain number of the Sponsor Class B Shares, calculated as follows:

(a)     In the event that Parent Stockholder Redemptions reduce the aggregate amount of funds held in the Trust Account, the Sponsor agrees to forfeit a number of the Sponsor Class B Shares equal to the product of:

(i)     one-third (1/3) of the Sponsor Class B Shares; multiplied by

(ii)    a percentage equal to the quotient of the dollar amount of Parent Stockholder Redemptions divided by the dollar value of the aggregate amount of funds held in the Trust Account as of the date hereof (the “Forfeiture Percentage”).

Such product, rounded down to the nearest whole number of Sponsor Class B Shares, the “Forfeited Sponsor Class B Shares,” and the forfeiture thereof, the “Share Forfeiture.”

For the avoidance of doubt, in no event shall the number of Forfeited Sponsor Class B Shares be less than zero or greater than one-third (1/3) of the Sponsor Class B Shares. Notwithstanding the foregoing, no Share Forfeiture will be required if the Forfeiture Percentage is less than 3%.

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2.      To effect the Share Forfeiture immediately prior to (and contingent upon) the Closing:

(a)     the Sponsor shall surrender the Forfeited Sponsor Class B Shares to Parent for cancellation and in exchange for no consideration;

(b)    Parent shall immediately retire and cancel all of the Forfeited Sponsor Class B Shares (and shall direct Parent’s transfer agent (or such other intermediaries as appropriate) to take any and all such actions incident thereto); and

(c)     the Sponsor and Parent each shall take such actions as are necessary to cause the Forfeited Sponsor Class B Shares to be retired and cancelled, after which the Forfeited Sponsor Class B Shares shall no longer be issued, outstanding, convertible, or exercisable, and the Sponsor shall provide the Company with evidence that such retirement and cancellation has occurred.

3.      The Sponsor hereby represents and warrants to the Company, as of the date hereof and as of the Closing, that the Sponsor owns, and holds of record, all of the Forfeited Sponsor Class B Shares, free and clear of all Liens and other obligations in respect of the Forfeited Sponsor Class B Shares.

4.      No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of each of the other parties hereto. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Sponsor, the Company, and their respective successors and assigns.

5.      Any notice, consent, or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:.

If to Sponsor:

CMLS Holdings II LLC
667 Madison Avenue
New York, NY 10065
Attention: Keith Meister
E-mail: kmeister@corvexcap.com

with a copy (which shall not constitute notice) to:

White& Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attention: Matthew Kautz; Joel Rubinstein

Email: mkautz@whitecase.com; joel.rubinstein@whitecase.com

If to the Company:

2945 Wilderness Place

Boulder, CO 80301

Attention: Melody Harris

Email: mharris@somalogic.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP

599 Lexington Avenue

22nd Floor

New York, NY 10022

Attention: Herbert F. Kozlov

Email: hkozlov@reedsmith.com

Annex G-2

6.      This Letter Agreement shall immediately terminate, without any further action by the parties hereto, at such time, if at all, that the Merger Agreement is terminated in accordance with its terms.

7.      Section 11.3 (Counterparts; Electronic Delivery), Section 11.4 (Entire Agreement; Third Party Beneficiaries), Section 11.5 (Severability), Section 11.7 (Governing Law), Section 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), Section 11.12 (Amendment), and Section 11.13 (Extension; Waiver) of the Merger Agreement are hereby incorporated into this Letter Agreement, mutatis mutandis, as though set out in their entirety in this paragraph 7.

[Signature pages to follow]

Annex G-3

In Witness Whereof, this Agreement has been duly executed and delivered by each Party as of the date first above written.

SPONSOR:
CMLS Holdings II LLC
By:	/s/ Keith Meister
Name:	Keith Meister
Title:	Member

[Signature Page to Sponsor Forfeiture Agreement]

Annex G-4

In Witness Whereof, this Agreement has been duly executed and delivered by each Party as of the date first above written.

PARENT:
CM Life Sciences II Inc.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

[Signature Page to Sponsor Forfeiture Agreement]

Annex G-5

In Witness Whereof, this Agreement has been duly executed and delivered by each Party as of the date first above written.

COMPANY:
SomaLogic, Inc.
By:	/s/ Roy Smythe
Name:	Roy Smythe
Title:	Chief Executive Officer

[Signature Page to Sponsor Forfeiture Agreement]

Annex G-6

Annex H

STOCKHOLDER SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of March 28, 2021, is entered into by and among CM Life Sciences II Inc., a Delaware corporation (“Acquiror”), SomaLogic, Inc., a Delaware corporation (the “Company”), and certain of the stockholders of the Company, whose names appear on the signature pages of this Agreement (such stockholders, the “Stockholders”, and Acquiror, the Company and the Stockholders, each a “Party”, and collectively, the “Parties”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”) among Acquiror, the Company and S-Craft Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”).

RECITALS

WHEREAS, concurrently herewith, the parties thereto are entering into the Merger Agreement, pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”);

WHEREAS, as of the date hereof, each Stockholder is the record and “beneficial owner” (as such term is used herein, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and is entitled to dispose of and vote, the number of shares of Company Common Stock and Company Preferred Stock set forth below such Stockholder’s name on such Stockholder’s counterpart signature page to this Agreement (collectively, with respect to each Stockholder, such Stockholder’s “Owned Shares”; and such Owned Shares, together with (1) any additional shares of Company Common Stock and Company Preferred Stock (or any securities convertible into or exercisable or exchangeable for Company Common Stock or Company Preferred Stock) in which such Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities and (2) any additional shares of Company Common Stock and Company Preferred Stock with respect to which such Stockholder has the right to vote through a proxy, the “Covered Shares”); and

WHEREAS, as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Merger Agreement, the Company and the Stockholders are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Acquiror and each Stockholder hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 3 and the last paragraph of this Section 1, the Stockholder, solely in his, her or its capacity as a stockholder or proxy holder of the Company, irrevocably and unconditionally agrees, and agrees to cause any other holder of record of any of the Stockholder’s Covered Shares, to validly execute and deliver to the Company in respect of all of the Stockholder’s Covered Shares, on (or effective as of) the third Business Day following the date that the consent solicitation statement/prospectus included in the Registration Statement is disseminated to the Company’s stockholders (following the Registration Statement Effective Date), a written consent in respect of all of the Stockholder’s Covered Shares approving the Merger, the Merger Agreement, the other transactions contemplated thereby and any other matters necessary or reasonably requested by the Company in connection therewith. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), the Stockholder, in his, her or its capacity as a stockholder or proxy holder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, such Stockholder shall, and shall cause any other holder of record of any of such Stockholder’s Covered Shares to:

(a) when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

Annex H-1

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Stockholder) in favor of the Merger, the Merger Agreement, the other transactions contemplated thereby and any other matters necessary or reasonably requested by the Company in connection with therewith;

(c) in any other circumstances upon which a consent or other approval is required under the Company’s organizational documents or the Twelfth Amended and Restated Stockholder Rights Agreement, dated as November 20, 2020, by and among the Company, the Stockholder and the other parties thereto (the “Stockholders Agreement”) or otherwise sought with respect to the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement, vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Covered Shares held at such time in favor thereof; and

(d) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly cause such consent to be granted with respect to), all of such Stockholder’s Covered Shares against (i) any Company Business Combination (other than as contemplated by the Merger Agreement); (ii) any proposal that would result in a change in the business, management or the board of directors of the Company (other than as contemplated by the Merger Agreement); and (iii) any proposal, action or agreement that would be reasonably expected to (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company.

The obligations of each Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the board of directors of the Company or the board of directors of the Company has previously recommended the Merger but changed such recommendation.

2. No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that such Stockholder shall not (i) enter into any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the time this Agreement is terminated upon the written agreement of the Company, Acquiror and the Stockholder (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”) and the representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement; provided, that the provisions set forth in Sections 10 through 21 shall survive the termination of this Agreement.

4. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants (severally and not jointly as to itself only) to the Acquiror as follows:

(a) Such Stockholder is the sole beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to or has a valid proxy to vote such shares, such Stockholder’s Covered Shares, free and clear of any Liens (other than as created by this Agreement, liens, encumbrances, and restrictions arising by reason of the federal securities laws, and applicable state “blue sky” and comparable securities laws or the organizational documents of the Company (including, for the purposes hereof, any agreements between or among stockholders of the Company)). As of the date hereof, other than the Owned Shares set forth below such Stockholder’s name on such Stockholder’s counterpart signature page to this Agreement, such Stockholder does not own beneficially or of record any shares of Company Common Stock or Company Preferred Stock (or any securities convertible into shares of Company Common Stock or Company Preferred Stock) or any interest therein.

(b) Such Stockholder in each case except as provided in this Agreement, the Stockholders Agreement or the Company’s organizational documents (i) has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein whether by ownership or by proxy, in each case, with

Annex H-2

respect to such Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust, and has no knowledge and is not aware of any such voting agreement or voting trust in effect with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares that is inconsistent with such Stockholder’s obligations pursuant to this Agreement, and has no knowledge and is not aware of any such proxy or power of attorney in effect, and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, and has no knowledge and is not aware of any such agreement or undertaking.

(c) Such Stockholder affirms that (i) if the Stockholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transaction contemplated hereby, and (ii) if the Stockholder is not a natural person, (A) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization, and (B) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, subject to the due execution and delivery of this Agreement by each other Party hereto, constitutes a legally valid and binding agreement of such Stockholder enforceable against the Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws or other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by such Stockholder from, or to be given by such Stockholder to, or be made by such Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by such Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger or the other transactions contemplated by the Merger Agreement.

(e) The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the Merger and the other transactions contemplated by the Merger Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the organizational documents of such Stockholder (if such Stockholder is not a natural person), (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of such Stockholder pursuant to any Contract binding upon such Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable law to which such Stockholder is subject or (iii) any change in the rights or obligations of any party under any material Contract legally binding upon such Stockholder, except, in the case of clauses (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair such Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

(f) As of the date of this Agreement, there is no action, proceeding or investigation pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that, in any manner, questions the beneficial or record ownership of the Stockholder’s Covered Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Agreement.

(g) The Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Agreement and the other transactions contemplated by the Merger Agreement and has independently and based on such information as the Stockholder has deemed appropriate, made his/her/its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. The Stockholder acknowledges that the agreements contained herein with respect to the Covered Shares held by the Stockholder are irrevocable.

Annex H-3

(h) Such Stockholder understands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

(i) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which Acquiror or the Company is or could be liable in connection with the Merger Agreement or this Agreement or any of the respective transactions contemplated hereby or thereby, in each case based upon arrangements made by such Stockholder in his, her or its capacity as a stockholder or, to the knowledge of such Stockholder, on behalf of such Stockholder in his, her or its capacity as a stockholder.

5. Certain Covenants of the Stockholders. Except in accordance with the terms of this Agreement, each Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Subject to Section 6 hereof, prior to the Termination Date, the Stockholder shall not, and, to the extent applicable, shall cause its Affiliates and subsidiaries not to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Company Business Combination, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to his/her/its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Company Business Combination, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Business Combination, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Company Business Combination or (v) resolve or agree to do any of the foregoing. Such Stockholder also agrees that immediately following the execution of this Agreement such Stockholder shall, and, to the extent applicable, shall cause each of its Affiliates and subsidiaries to, and shall use such Stockholder’s reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) conducted heretofore in connection with a Company Business Combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Company Business Combination. Such Stockholder shall promptly (and in any event within one Business Day) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Company Business Combination, which notice shall include a summary of the material terms of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request).

Such Stockholder shall promptly (and in any event within 24 hours) keep Acquiror reasonably informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Company Business Combination (including any material changes thereto and copies of any additional written materials received by such Stockholder, the Company, its subsidiaries or their respective Affiliates or Representatives).

Notwithstanding anything in this Agreement to the contrary, (i) such Stockholder shall not be responsible for the actions of the Company or the board of directors of the Company (or any committee thereof), any subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (collectively, the “Company Related Parties”), (ii) such Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (iii) any breach by the Company of its obligations under Section 7.11 of the Merger Agreement shall not be considered a breach of this Section 5(a) (it being understood that, for the avoidance of doubt, such Stockholder or his, her or its Representatives (other than any such Representative that is a Company Related Party) shall remain responsible for any breach by such Stockholder or his, her or its Representatives of this Section 5(a)).

(b) Each Stockholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of, any of such Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing

Annex H-4

or disabling such Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to (i) an Affiliate of the Stockholder, (ii) if the undersigned is not a natural person, to its managers, partners, members or other direct or indirect equity holders or to any of its other Affiliates or any subsidiary, employee, officer, director, investment fund controlled or managed by the undersigned or its Affiliates, or commonly controlled or managed investment fund, (iii) to the immediate family members (including spouses, significant others, lineal descendants, brothers and sisters) of the undersigned, (iv) to a family trust, foundation or partnership established for the exclusive benefit of the undersigned, its equity holders or any of their respective immediate family members, or (v) to a charitable foundation controlled by the undersigned, its Affiliates, partners, members or other direct or indirect equityholders or any of their respective immediate family members (each, a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 5(b) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 5(b) with respect to the Stockholder’s Covered Shares shall be null and void.

(c) Each Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

6. Further Assurances. From time to time, at Acquiror’s request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by the Merger Agreement and this Agreement. Each Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Sponsor, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including but not limited to any claims of conflict of interest and self-dealing.

7. Disclosure. Such Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement.

8. Changes in Capital Stock. In the event (i) of a stock split, stock dividend or distribution, or any change in Company Common Stock or Company Preferred Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, (ii) the Stockholder purchases or otherwise acquires beneficial ownership of any Company Common Stock or Company Preferred Stock or (iii) the Stockholder acquires the right to vote or share in the voting of any Company Common Stock or Company Preferred Stock, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Company, Acquiror and the applicable Stockholder.

10. Waiver. No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as FedEx, to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 11):

(a)     if to the Stockholder, to the address or email address set forth below such Stockholder’s name on such Stockholder’s counterpart signature page to this Agreement, or in the absence of such address

Annex H-5

or email address being set forth below such Stockholder’s name on such Stockholder’s counterpart signature page to this Agreement, the address or email address set forth in the Company’s books and records, or to such other address or email address or to the attention of such other person as such Stockholder has specified by prior written notice to the sending Party, with a copy (which shall not constitute notice) to:

Reed Smith LLP

599 Lexington Ave

22nd Floor

New York, NY 10022

Attn:      Herbert F. Kozlov

Email:    hkozlov@reedsmith.com

(b)    if to Acquiror, to it at:

CM Life Sciences II Inc.

667 Madison Avenue

New York, NY 10065

Attn:      Keith Meister

Email:    kmeister@corvexcap.com

with a copy (which shall not constitute notice) to:

White& Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attn:      Joel Rubinstein

Matthew Kautz

Email:    joel.rubinstein@whitecase.com

mkautz@whitecase.com

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

13. Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

14. No Third-Party Beneficiaries. The Stockholder hereby agrees that his/her/its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided that the Company shall be an express third-party beneficiary with respect to Section 4 and Section 5(b).

15. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflicts of laws to the extent such principles or rules are not mandatorily applicable and would require or permit the application of the laws of another jurisdiction other than the State of Delaware.

Annex H-6

(b) In addition, each of the Parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 11.

(c) EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

16. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall (a) be assigned by any of the Stockholders in whole or in part (whether by operation of law or otherwise) without the prior written consent of Acquiror and the Company or (b) be assigned by Acquiror or the Company in whole or in part (whether by operation of law or otherwise) without the prior written consent of (i) the Company or Acquiror, respectively, and (ii) the applicable Stockholder. Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

17. Enforcement. The rights and remedies of the Parties shall be cumulative with and not exclusive of any other remedy conferred hereby. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including each Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any state or federal court located in the State of Delaware, without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

18. Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

19. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each Party need not sign the same counterpart. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

20. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they

Annex H-7

shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

21. Capacity as a Stockholder or Proxy Holder. Notwithstanding anything herein to the contrary, the Stockholder or proxy holder signs this Agreement solely in the Stockholder’s or proxy holder’s capacity as a stockholder or proxy holder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of the Stockholder, proxy holder or any Affiliate, employee or designee of the Stockholder or proxy holder, or any of their respective Affiliates in his or her capacity, if applicable, as an officer or director of the Company (or any Subsidiary of the Company) or any other Person, including in the exercise of his or her fiduciary duties as a director or officer of the Company or any Subsidiary of the Company. No Stockholder shall be liable or responsible for any breach, default, or violation of any representation, warranty, covenant or agreement by any other Stockholder that is also a Party hereto and each Stockholder shall solely be required to perform its obligations hereunder in its individual capacity.

22. Affiliate Agreements. The Stockholder hereby agrees and consents to the termination of the Certificate of Designation filed with the state of Delaware on November 20, 2020 and the Stockholders Agreement, effective as of the Effective Time without any further liability or obligation to the Company, the Company’s Subsidiaries or Acquiror.

[The remainder of this page is intentionally left blank.]

Annex H-8

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

CM LIFE SCIENCES II INC.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer & Secretary

[Signature Page to Stockholder Support Agreement]

Annex H-9

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

SOMALOGIC, INC.
By:	/s/ Roy Smythe
Name:	Roy Smythe
Title:	Chief Executive Officer

[Signature Page to Stockholder Support Agreement]

Annex H-10

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

[STOCKHOLDER]
By:
Name:
Title:
Stockholder Address	Number of Common Shares Held	Number of Preferred Shares Held
___________________________ ___________________________ ___________________________

[Signature Page to Stockholder Support Agreement]

Annex H-11

Annex I

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of March 28, 2021, by and among CMLS Holdings II LLC, a Delaware limited liability company (the “Sponsor”), CM Life Sciences II Inc., a Delaware corporation (“Parent”), and SomaLogic, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 6,800,000 shares of Parent Class B Stock and 4,346,669 Private Placement Warrants (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Parent, S-Craft Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of March 28, 2021, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. The following sections of the Merger Agreement shall be incorporated into this Sponsor Agreement, mutatis mutanis: Sections 7.11 (No Solicitation) and 7.4(b) (Other Filings; Press Release) (including any relevant definitions contained in any such Sections), and Sponsor hereby agrees to be bound by and comply with such sections as though Sponsor was an original signatory to the Merger Agreement with respect to such sections.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of: (a) the Effective Time; (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”); and (c) the liquidation of Parent, Sponsor shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement or the registration statement of the Parent) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Sponsor’s Subject Securities (unless the transferee agrees to be bound by this Sponsor Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Sponsor’s Subject Securities or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3 New Shares. In the event that (a) any Parent Shares, Parent Warrants or other equity securities of Parent are issued to Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Parent Shares or Parent Warrants of, on or affecting Parent Shares or Parent Warrants owned by Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of any Parent Shares, Parent Warrants or other equity securities of Parent after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Parent Shares, Parent Warrants or other equity securities of Parent after the date of this Sponsor Agreement (such Parent Shares, Parent Warrants or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted Sponsor’s Subject Securities as of the date hereof.

Annex I-1

Section 1.4 Closing Date Deliverables. At or prior to the Closing, Sponsor shall deliver to Parent and the Company a duly executed copy of that certain A&R Registration Rights Agreement, by and among, Parent, the Company and the Company Stockholders or their respective affiliates, as applicable, in substantially the form attached as Exhibit C to the Merger Agreement.

Section 1.5 Sponsor Agreements.

(a) At any meeting of the shareholders of Parent, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, Sponsor shall (i) appear at each such meeting or otherwise cause all of Sponsor’s Subject Securities to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sponsor’s Subject Securities:

(i) in favor of each of the Parent Stockholder Matters;

(ii) against any business combination, merger agreement or merger (other than the Merger Agreement, the Merger and proposed Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent, including any proposal for any of the foregoing (other than the Parent Stockholder Matters), regardless of whether there has been a Change in Recommendation;

(iii) against any proposal that would result in a change in the business, management or Board of Directors of Parent (other than in connection with the Parent Stockholder Matters as contemplated by the Merger Agreement); and

(iv) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent.

Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below).

Section 1.6 Further Assurances. Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7 No Inconsistent Agreement. Sponsor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of its obligations hereunder.

Section 1.8 No Amendment to the Insider Letter. Neither Sponsor nor Parent shall amend, terminate or otherwise modify that certain letter agreement, dated as of February 22, 2021, by and among the Parent, Sponsor and certain of the Parent’s current and former officers and directors (the “Insider Letter” and each party thereto a “Founder Holder”) without the Company’s prior written consent.

Section 1.9 Waiver. Sponsor shall, and shall cause each Founder Holder to, irrevocably and unconditionally waive (the “Waiver”) any and all rights, title and interest Sponsor or such Founder Holder has or will have under Article 4.3(b) or any other provision of the Parent Charter to receive excess shares upon conversion of the shares of Parent Class A Stock in connection with the Merger or the Transactions.

Annex I-2

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Sponsor. Sponsor represents and warrants as of the date hereof to Parent and the Company as follows:

(a) Organization; Due Authorization. Sponsor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within its corporate limited liability company or organizational powers and has been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of Sponsor. This Sponsor Agreement has been duly executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of Sponsor.

(b) Ownership. Sponsor is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, Sponsor’s Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens or any other limitation or restriction pursuant to (i) this Sponsor Agreement, (ii) the Parent Organizational Documents, (iii) the Merger Agreement, (iv) the Insider Letter, (v) any applicable securities laws. Sponsor’s Subject Securities are the only equity securities in Parent owned of record or beneficially by Sponsor on the date of this Sponsor Agreement, and none of Sponsor’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder and under the Insider Letter, Merger Agreement and organizational documents of Sponsor. Other than the warrants of Parent held by Sponsor, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of his, her or its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(d) Litigation. There are no Legal Proceedings pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 5.21 of the Parent Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Parent or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule 1 attached hereto, or otherwise disclosed in Parent’s Form S-1 Registration Statement filed with the SEC, neither Sponsor nor any of the present or former directors, officers, employees, stockholders or Affiliates of Sponsor (or an immediate family member of any of the foregoing) is party to, or has any rights with respect to or arising from, any Contract with Parent.

(g) Acknowledgment. Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Agreement.

Annex I-3

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Sponsor Agreement and all of its provisions (except for Section 1.8 of this Sponsor Agreement) shall terminate and be of no further force or effect upon the earliest of: (a) the Expiration Time, (b) the liquidation of Parent and (c) the written agreement of the Sponsor, Parent, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This Article III shall survive the termination of this Sponsor Agreement.

Section 3.2 No Responsibility for Parent Related Parties. Notwithstanding anything in this Sponsor Agreement to the contrary, (i) Sponsor shall not be responsible for the actions of Parent, the board of directors of Parent (or any committee thereof), or any officers, directors, employees or professional advisors of Parent, in each case acting in their capacity as such (collectively, the “Parent Related Parties”) and (ii) Sponsor makes no representations or warranties with respect to the actions of any of the Parent Related Parties.

Section 3.3 Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.4 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE) IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN Section 3.9.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS

Annex I-4

WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.4.

Section 3.5 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.6 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to enforce specifically the terms and provisions of this Sponsor Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 3.7 Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Sponsor, Parent and the Company.

Section 3.8 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.9 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to Parent or Sponsor:

c/o CM Life Sciences II Inc.

667 Madison Avenue

New York, NY 10065

Attention: Keith Meister

E-mail: kmeister@corvexcap.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attention:    Joel L. Rubinstein

Matthew Kautz

Email:          joel.rubinstein@whitecase.com

mkautz@whitecase.com

If to Company:

SomaLogic, Inc.

2945 Wilderness Place

Boulder, CO 80301
Attention: Melody Harris

Email: mharris@somalogic.com

Annex I-5

with a copy (which shall not constitute notice) to:

Reed Smith LLP

599 Lexington Avenue

22nd Floor

New York, NY 10022

Attention: Herbert F. Kozlov

Email: hkozlov@reedsmith.com

Section 3.10 Counterparts. This Sponsor Agreement may be executed in two (2) or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.11 Trust Account Waiver. Section 7.8 (No Claim Against Trust Account) of the Merger Agreement is hereby incorporated into this Sponsor Agreement, mutatis mutandis.

Section 3.12 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[The remainder of this page is intentionally left blank.]

Annex I-6

IN WITNESS WHEREOF, Sponsor, Parent, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:
CMLS Holdings II LLC
By:	/s/ Keith Meister
Name:	Keith Meister
Title:	Member

[Signature Page to Sponsor Support Agreement]

Annex I-7

IN WITNESS WHEREOF, Sponsor, Parent, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

PARENT:
CM Life Sciences II Inc.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

[Signature Page to Sponsor Support Agreement]

Annex I-8

IN WITNESS WHEREOF, Sponsor, Parent, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

COMPANY:
SOMALOGIC, INC.
By:	/s/ Roy Smythe
Name:	Roy Smythe
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Annex I-9

Schedule 1

Affiliate Transactions

•        Arrangement pursuant to which Keith Meister and Eli Casdin paid $12,500 each to White & Case in connection with the initial formation matters on behalf of CM Life Sciences II Inc.

•        Purchase Agreements with advised clients of Corvex Management LP and Casdin Capital LLC who agree to purchase Class A common shares under the Forward Purchase Agreement.

Annex I-10

Annex J

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on March 28, 2021, by and between CM Life Sciences II Inc., a Delaware corporation (the “Issuer”), and the subscriber party set forth on the signature page hereto (“Subscriber”).

WHEREAS, the Issuer is concurrently with the execution and delivery hereof entering into that certain Agreement and Plan of Merger (as amended or modified, the “Business Combination Agreement”; capitalized terms used herein without definition shall have the meanings ascribed thereto in the Business Combination Agreement), by and among the Issuer, S-Craft Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and SomaLogic, Inc., a Delaware corporation (together with its direct and indirect subsidiaries, “Target”), in substantially the same form provided to Subscriber prior to the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into Target, with Target continuing on as the surviving entity and a wholly owned subsidiary of Issuer, on the terms and conditions set forth therein (the “Transactions”);

WHEREAS, in connection with the Transactions and contingent on the closing of the Transactions pursuant to the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Shares”), as set forth on the signature page hereto (the “Acquired Shares”), for a purchase price of $10.00 per share (the “Per Share Price”) and an aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer on or prior to the Closing (as defined below);

WHEREAS, the Issuer and Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, in connection with the Transactions, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (as such term is defined in Rule 501 under the Securities Act) (each an “Other Subscriber”) have (severally and not jointly) entered into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), substantially similar to this Agreement, pursuant to which such investors have agreed to purchase Class A Shares on the Closing Date (as defined below) at the Per Share Price (the “Other Acquired Shares”);

WHEREAS, the aggregate amount of Class A Shares to be sold by Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements as of the date hereof equals 37,500,000 Class A Shares; and

WHEREAS, the aggregate amount of proceeds to the Issuer in connection with the purchase and sale of the Acquired Shares and the Other Acquired Shares as of the date hereof equals $375,000,000.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”).

2. Closing.

(a) The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transactions and shall occur immediately prior thereto. Not less than five (5) business days prior to the scheduled closing date of the Transactions (the “Closing Date”), the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of (i) such Closing Date, (ii) that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied or waived and (iii) containing wire instructions for the payment of the Purchase Price. Subscriber shall deliver to the Issuer no later than one (1) business day before the Closing Date (as specified in the Closing Notice) or such other date as otherwise agreed to by the Issuer and

Annex J-1

Subscriber (such date, the “Purchase Price Payment Date”) the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds (i) to the account specified by the Issuer in the Closing Notice, to be held in a third-party escrow account (the “Escrow Account”) designated by the Issuer prior to the Closing Date for the benefit of Subscriber until the Closing Date, or (ii) in the case of a Subscriber that is an “investment company” registered under the Investment Company Act of 1940, as amended, to an account specified by the Issuer and subject to such procedures otherwise mutually agreed by Subscriber and the Issuer (“Alternative Settlement Procedures”). For the avoidance of doubt, mutually agreeable Alternative Settlement Procedures shall include, without limitation, the Subscriber delivering to the Issuer on the Closing Date the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice against delivery to the undersigned of the Acquired Shares in book entry form as set forth in the following sentence. On the Closing Date, the Issuer shall deliver to Subscriber (1) the Acquired Shares in book entry form (or, if requested by Subscriber in writing in advance of the Closing, in certificated form, duly executed on behalf of the Issuer and countersigned by the Issuer’s transfer agent (the “Transfer Agent”)), free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (2) a copy of the records of the Transfer Agent showing Subscriber as the owner of the Acquired Shares on and as of the Closing Date (the “Subscriber’s Deliveries”). Unless otherwise provided pursuant to Alternative Settlement Procedures, upon the transfer of Subscriber’s Deliveries by the Issuer to Subscriber (or its nominee in accordance with its delivery instructions), the Issuer shall, or shall cause the escrow agent for the Escrow Account to, on the Closing Date, release the Purchase Price from the Escrow Account to the Issuer. In the event the closing of the Transactions does not occur within two (2) business days of the Closing Date specified in the Closing Notice, unless otherwise agreed by the Issuer and Subscriber, the Issuer shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than two (2) business days thereafter) return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries or share certificates shall be deemed cancelled. Notwithstanding such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 6 hereof, Subscriber shall remain obligated (i) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice and (ii) and upon satisfaction or waiver of the conditions set forth in Section 2(b) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, are open for the general transaction of business.

(b) The Closing shall be subject to the satisfaction, or waiver by each of the parties hereto, of the conditions that, on the Closing Date:

(i) solely with respect to Subscriber, the representations and warranties made by the Issuer (other than the representations and warranties set forth in Section 3(b), Section 3(c) and Section 3(h)) in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and other than those representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which shall be true and correct in all respects as of the Closing Date), and the representations and warranties made by the Issuer set forth in Section 3(b), Section 3(c) and Section 3(h) shall be true and correct in all respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all respects as of such date), in each case without giving effect to the consummation of the Transactions;

(ii) solely with respect to the Issuer, the representations and warranties made by Subscriber in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and other than those representations and warranties that are qualified as to materiality, which shall be true and correct in all respects as of the Closing Date), in each case without giving effect to the consummation of the Transactions;

(iii) solely with respect to the Issuer, Subscriber shall have delivered the Purchase Price in compliance with the terms of this Subscription Agreement;

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(iv) no governmental authority having applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect, or threatened in writing to do so, that has the effect of restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Subscription Agreement;

(v) no suspension of the qualification of the Class A Shares for offering or sale or trading in any applicable jurisdiction, no suspension or removal from listing of the Class A Shares on The Nasdaq Capital Market (“Nasdaq”) and no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

(vi) the Issuer’s stockholders shall have approved the issuance of the Acquired Shares and Other Acquired Shares as and if required by Nasdaq rules;

(vii) solely with respect to Subscriber, the Issuer shall have made such filings with Nasdaq as are necessary for the listing of the Acquired Shares and Other Acquired Shares and such Acquired Shares and Other Acquired Shares shall have been approved for listing on Nasdaq, subject to notice of issuance thereof;

(viii) all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived (as determined by the Business Combination Agreement and related documentation) (other than those conditions that may only be satisfied at the closing of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the closing of the Transactions), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing;

(ix) solely with respect to Subscriber, there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits any such Other Subscriber thereunder (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons) unless Subscriber has been offered substantially the same benefits;

(x) solely with respect to Subscriber, the Issuer shall have performed, satisfied and complied in all material respects with the covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing; and

(xi) except to the extent consented to in writing by Subscriber, the Business Combination Agreement (as filed with the Commission (as defined below) on or shortly after the date hereof) shall not have been amended, modified, supplemented or waived in a manner that would reasonably be expected to materially and adversely affect the Subscriber, including with respect to the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement.

(c) Upon the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber and the Issuer shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to reasonably assist and cooperate with the other party hereto in doing all things reasonably necessary, proper or advisable under applicable legal requirements to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Subscription Agreement.

3. Issuer Representations and Warranties. The Issuer represents and warrants to Subscriber that:

(a) The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) The Acquired Shares have been duly authorized by the Issuer and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (except as otherwise stated herein) and will not have been issued in violation of or subject to any preemptive or similar

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rights created under the Issuer’s certificate of incorporation and bylaws (each, as amended concurrently with the Closing), under the laws of the State of Delaware, under any agreement or instrument to which the Issuer is a party or by which the Issuer is bound, or otherwise.

(c) This Subscription Agreement, the Business Combination Agreement, the Other Subscription Agreements and any other agreements related to or executed in connection with the Transactions (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer and, assuming that the Transaction Documents have been duly authorized, executed and delivered by the other parties thereto, are valid and binding obligations of the Issuer, and are enforceable against it in accordance with their terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d) The execution, delivery and performance of this Subscription Agreement and the other Transaction Documents, including the issuance and sale of the Acquired Shares and the consummation of the Transactions and other transactions contemplated hereby and thereby, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, that, in the case of clause (i) or (iii), would reasonably be expected to have a Material Adverse Effect. For purposes of this Subscription Agreement, a “Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Issuer and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, operations, financial condition, stockholders’ equity or results of operations of the Issuer or Target or their respective subsidiaries individually or taken as a whole and including the combined company after giving effect to the Transactions, or materially affect, impede, or prevent the Issuer’s ability to consummate the (i) transactions contemplated hereby, including the issuance and sale of the Acquired Shares or (ii) the Transactions.

(e) There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares, (ii) the shares to be issued pursuant to any Other Subscription Agreement or (iii) the shares to be issued pursuant to the Transactions, in each case, that have not been or will not be validly waived on or prior to the Closing Date, including such terms of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Shares”), pursuant to the terms of the Issuer’s certificate of incorporation.

(f) The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, as of the date of this Subscription Agreement, the Issuer is a party or by which the Issuer’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement or the Transactions (including, without limitation, the issuance of the Acquired Shares), other than (i) the filing with the Securities and Exchange Commission (the “Commission”) of the Registration Statement (as defined below), (ii) filings required by applicable state securities laws, (iii) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable; (iv) those required by Nasdaq, including with respect to obtaining approval of the Issuer’s stockholders; (v) those that will be obtained on or prior to the Closing (including those required to consummate the Transaction as provided under the Business Combination Agreement), (vi) any filing, the failure of which to obtain would not reasonably be expected to have, individually or in

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the aggregate, a Material Adverse Effect; (vii) as set forth in the Business Combination Agreement; and (viii) the filing of a Notice of Exempt Offering of Securities on Form D with the Commission under Regulation D of the Securities Act.

(h) As of the date of this Subscription Agreement and as of immediately prior to the Closing Date, the authorized capital stock of the Issuer consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) and (ii) 400,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (1) 380,000,000 Class A Shares and (2) 20,000,000 Class B Shares. As of the date of this Subscription Agreement, (i) no shares of Preferred Stock are issued and outstanding, (ii) 27,600,000 Class A Shares are issued and outstanding, (iii) 6,900,000 Class B Shares are issued and outstanding and (iv) 5,520,000 redeemable warrants and 5,013,333 private placement warrants are outstanding, none of which are exercisable on or prior to the Closing. All (i) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to and were not issued in violation of any preemptive rights and (ii) outstanding warrants have been duly authorized and validly issued, are fully paid and are not subject to and were not issued in violation of any preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements and the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any shares of Common Stock or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, other than Merger Sub, the Issuer has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than (i) as set forth in the SEC Reports (as defined below) and (ii) as contemplated by the Business Combination Agreement. Except as disclosed in the SEC Reports, as of the date hereof, the Issuer had no outstanding indebtedness and will not have any outstanding long-term indebtedness as of the Closing Date.

(i) The Issuer is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

(j) The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on Nasdaq under the symbol “CMII” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by Nasdaq or the Commission with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on Nasdaq, excluding, for the purposes of clarity, the customary ongoing review by Nasdaq of the Issuer’s continued listing application in connection with the Transactions. The Issuer has taken no action that is designed to terminate or is reasonably expected to result in the termination of the registration of the Class A Shares under the Exchange Act or the listing of the Class A Shares on Nasdaq and is in compliance in all material respects with the listing requirements of Nasdaq.

(k) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement and each of the Other Subscribers under their respective Other Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Acquired Shares or the Other Acquired Shares by the Issuer to Subscriber and to the Other Subscribers, as applicable, in the manner contemplated by this Subscription Agreement and the Other Subscription Agreements. The Acquired Shares and the Other Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l) Each report, statement and form (including exhibits and other information incorporated therein) filed by the Issuer with the Commission under Sections 13(a), 14(a) or 15(d) of the Exchange Act or filed pursuant to the Securities Act since its initial registration of the Class A Shares (the “SEC Reports”) when filed complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder. None of the SEC Reports filed under the Exchange Act or the Securities Act (except to the extent that information contained in any SEC Report has been superseded by a later timely filed SEC Report) contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SEC Report that is

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a registration statement, or included, when filed, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in the case of all other SEC Reports; provided, that with respect to the proxy statement/prospectus to be filed by the Issuer with respect to the Transactions or any other information relating to the Transactions or to Target or any of its affiliates included in any SEC Report or filed as an exhibit thereto, the representation and warranty in this sentence is made to the Issuer’s knowledge. The Issuer has timely filed each SEC Report that the Issuer was required to file with the Commission since its inception. There are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the Issuer’s SEC Reports. In addition, the Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a copy of the SEC Reports since its initial registration of the Class A Shares with the Commission. Each of the financial statements (including, in each case, any notes thereto) of the Issuer contained in the SEC Reports was prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), each complied in all material respects with the rules and regulations of the Commission with respect thereto as in effect at the time of filing and each fairly presents, in all material respects, the financial position, results of operations and cash flows of the Issuer as at the respective dates thereof and for the respective periods indicated therein.

(m) Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) investigation, action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer or Target or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Issuer or Target.

(n) Except for placement fees payable to the Placement Agents (as defined below), the Issuer has not paid, and is not obligated to pay, any brokerage, finder’s or other fee or commission in connection with its issuance and sale of the Acquired Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate of the Issuer and such relationships shall not have any liability on Subscriber. The Issuer is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(o) Except as provided in this Subscription Agreement and the Other Subscription Agreements, none of the Issuer, its subsidiaries or any of their affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Acquired Shares under the Securities Act, whether through integration with prior offerings pursuant to Rule 502(a) of the Securities Act or otherwise.

(p) Neither the Issuer nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Issuer or any subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

(q) The Issuer has not entered into any side letter or similar agreement with any Other Subscriber or any other investor relating to such Other Subscriber’s or other investor’s direct or indirect investment in the Issuer, other than the Business Combination Agreement, the Other Subscription Agreements, the Registration Rights Agreement (as defined below) to the extent that an Other Subscriber is party thereto, or any side letter or similar agreement unrelated to such Acquired Shares or whose terms and conditions are not materially more advantageous to such Other Subscriber than Subscriber hereunder (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons). The Other Subscription Agreements reflect the same Per Share Price and other material terms and conditions with respect to the purchase of the Other Acquired Shares that are no more favorable to such Other Subscriber thereunder than the terms and conditions of this Subscription Agreement (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons). The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

(r) The Issuer is not, and immediately after receipt of payment for the Acquired Shares, and consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

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(s) There has been no action taken by the Issuer, or, to the knowledge of the Issuer, any officer, director, equityholder, manager, employee, agent or representative of the Issuer, in each case, acting on behalf of the Issuer, in violation of any applicable Anti-Corruption Laws (as herein defined), (i) the Issuer has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) the Issuer has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iii) the Issuer has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(t) The Class A Shares are eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Issuer is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Shares. The Transfer Agent is a participant in DTC’s Fast Automated Securities Transfer Program.

(u) The Issuer acknowledges that there have been no, and in issuing the Acquired Shares the Issuer is not relying on any, representations, warranties, covenants and agreements made to the Issuer by Subscriber, any of its officers, directors or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated in this Subscription Agreement.

(v) Upon the Closing, the Acquired Shares will not be subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of Subscriber to pledge, sell, assign or otherwise transfer the Acquired Shares under any organizational document or agreement of the Issuer, which for the avoidance of doubt excludes the restrictions on transfer described in Section 4(f) hereof with respect to the status of the Acquired Shares as “restricted securities” pending their resale pursuant to an effective registration statement under the Securities Act.

(w) Neither the Issuer nor Target engages in (i) the design, fabrication, development, testing, production or manufacture of one (1) or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”) or (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800). Neither the Issuer nor Target has any current intention of engaging in such activities in the future.

(x) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Issuer or, to the Issuer’s knowledge, any Issuer Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable. “Issuer Covered Person” means, with respect to the Issuer as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

4. Subscriber Representations and Warranties. Subscriber represents and warrants that:

(a) Subscriber is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly authorized, executed and delivered by Subscriber and, assuming that this Subscription Agreement has been duly authorized, executed and delivered by the Issuer, this Subscription Agreement is the valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) The execution, delivery and performance by Subscriber of this Subscription Agreement, including the consummation of the transactions contemplated hereby, have been duly authorized and approved by all necessary action. Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may

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arise as a result of the transactions contemplated by this Subscription Agreement, and that neither the Issuer nor Target nor any of their respective affiliates, have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of the transactions contemplated by this Subscription Agreement.

(d) The execution, delivery and performance by Subscriber of this Subscription Agreement, including the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject; (ii) Subscriber’s organizational documents or under any law, rule, regulation, agreement or other obligation by which Subscriber is bound; and (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties, that, in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the legal authority or ability of Subscriber to perform in any material respects its obligations hereunder.

(e) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if Subscriber is a “qualified institutional buyer” and is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any other securities laws of the United States or any other jurisdiction (and shall provide the requested information on Schedule A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares, unless such newly formed entity is an entity in which all of the equity owners are “accredited investors” (within the meaning of Rule 501(a) under the Securities Act).

(f) Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act or any other securities laws of the United States or any other jurisdiction. Subscriber understands that it is acquiring its entire beneficial ownership interest in the Acquired Shares for Subscriber’s own account for investment purposes only and not with a view to any distribution of the Acquired Shares in any manner that would violate the securities laws of the United States or any other jurisdiction. Subscriber understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) pursuant to offers and sales that occur in an “offshore transaction” within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act (“Rule 144”), provided that all of the applicable conditions thereof (including those set out in Rule 144(i) which are applicable to the Issuer) have been met, or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, including pursuant to a private sale effected under Section 4(a)(7) of the Securities Act or applicable formal or informal Commission interpretation or guidance, such as a so-called “4(a)(1) and a half” sale, and that any certificates or book-entry records representing the Acquired Shares shall contain a legend to such effect, which legend shall be subject to removal as set forth herein and in the Amended and Restated Registration Rights Agreement, dated the date hereof, by and among the Issuer and other parties thereto (the “Registration Rights Agreement”) (but only to the extent that Subscriber is party to the Registration Rights Agreement, in which case, notwithstanding anything else contained herein to the contrary, Section 5 and 8(c) hereof shall not apply and not be effective with respect to such Subscriber). Subscriber understands and agrees that the Acquired Shares will be subject to the foregoing restrictions and, as a result, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares. By making the representations herein, Subscriber does not agree to hold any of the Acquired Shares for any minimum or other specific term and reserves the right to assign, transfer or otherwise dispose of any of the Acquired Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

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(g) Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no, and in purchasing the Acquired Shares Subscriber is not relying on any, representations, warranties, covenants or agreements made to Subscriber by Jefferies LLC, J.P. Morgan Securities LLC and/or Cowen and Company LLC (collectively, the “Placement Agents”), the Issuer, or any of their respective affiliates or any control persons, officers, directors, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated in this Subscription Agreement.

(h) To the extent applicable to it, Subscriber represents and warrants that its acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended, section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(i) In making its decision to purchase the Acquired Shares, Subscriber represents that it has conducted and completed its own independent due diligence and has independently made its own analysis and decision with respect to the Subscription. Subscriber further represents that, except for the representations, warranties, covenants and agreements made by Issuer herein, it is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice Subscriber deems appropriate) with respect to the Subscription, the Acquired Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Subscriber acknowledges and agrees that it has received and had an opportunity to review the offering materials made available to it in connection with the Subscription and such other information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Issuer, Target and the Transactions, in each case, made available prior to the date hereof. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Issuer directly as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares. However, neither any such inquiries, nor any due diligence investigation conducted by Subscriber or any of Subscriber’s professional advisors nor anything else contained herein, shall modify, limit or otherwise affect Subscriber’s right to rely on the Issuer’s representations, warranties, covenants and agreements contained in this Subscription Agreement. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer, Target, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the representations, warranties, covenants and agreements of the Issuer contained in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber acknowledges and agrees that neither the Placement Agents, nor any of their respective affiliates, has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired. Neither the Placement Agents nor any of their respective affiliates has made or makes any representation as to the Issuer, Target or the quality or value of the Acquired Shares. Further, the Placement Agents and any of their respective affiliates may have acquired non-public information with respect to the Issuer or Target which Subscriber agrees need not be provided to it. On behalf of itself and its affiliates, the Subscriber acknowledges that the Placement Agents shall not have any liability or any obligation to the Subscriber or its affiliates in respect of this Subscription Agreement or the transactions contemplated hereby including, but not limited to, any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Subscriber’s purchase of the Shares.

(j) Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer or by means of contact from one or more of the Placement Agents, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or by contact between Subscriber and one or more Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means.

(k) Subscriber acknowledges and agrees that the Placement Agents, and their respective affiliates, are acting solely as placement agents in connection with the Subscription and are not acting as underwriters or in any other capacity and are not and shall not be construed as a financial advisor or fiduciary for Subscriber, the Issuer or any other person or entity in connection with the Subscription; provided, however, that Cowen and Company LLC and J.P. Morgan Securities LLC are acting as financial advisors to the Target in relation to the Transactions and Jefferies LLC is acting as a capital markets advisor to the Issuer in relation to the Transactions.

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(l) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including those set forth in the SEC Reports. Subscriber has such knowledge and experience in financial, business and private equity matters as to be capable of evaluating the merits and risks of an investment, both in general and with regard to transactions and investment strategies involving a security or securities, including Subscriber’s investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

(m) Subscriber represents and acknowledges that, alone, or together with any professional advisor(s), Subscriber has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(n) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment.

(o) Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively, “OFAC Lists”) (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, a country or territory that is the target of country-wide or territory-wide economic or trade sanctions (currently Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine), (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

(p) If Subscriber is an employee benefit plan that is subject to Title I of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, then Subscriber represents and warrants that neither the Issuer, nor any of its affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.

(q) At the Purchase Price Payment Date, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2(a).

5. Registration Rights.

(a) The Issuer agrees that, as soon as practicable, but in no event later than thirty (30) calendar days after the Closing Date (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Acquired Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the

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Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Date”); provided, however, that if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations, provided, further, that the Issuer’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber, the intended method of disposition of the Acquired Shares (which shall be limited to non-underwritten public offerings) and such other information as shall be reasonably requested by the Issuer to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided, however, under no circumstances shall Subscriber be required to sign any type of lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares. Any failure by the Issuer to file the Registration Statement by the Filing Date or to cause the effectiveness of such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 5. The Issuer will provide a draft of the Registration Statement to Subscriber for review at least two (2) business days in advance of filing the Registration Statement, and will promptly advise the Subscriber when the Registration Statement has been declared effective by the SEC, provided that, for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that, if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw its Acquired Shares from the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Acquired Shares by the Subscriber, any Other Acquired Shares by any Other Subscribers or Class A Shares by any other selling stockholder named in the Registration Statement, the Issuer will promptly notify the Subscriber of such event, and such Registration Statement shall register for resale such number of Class A Shares which is equal to the maximum number of Acquired Shares as is permitted by the Commission. In such event, the number of Class A Shares to be registered for Subscriber, such Other Subscriber or other selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Acquired Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file with the Commission, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Registrable Securities (as defined below) that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. The Issuer will, at its own expense, use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until all such securities cease to be Registrable Securities. The Issuer will provide all customary and commercially reasonable cooperation necessary to (i) enable Subscriber to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, (ii) qualify the Registrable Securities for listing on the primary stock exchange on which the Class A Shares are then listed, (iii) update or amend the Registration Statement as necessary to include Registrable Securities and (iv) provide customary notice to holders of Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Acquired Shares and any other equity security of the Issuer issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities at the earliest of: (A) when Subscriber ceases to hold any Registrable Securities; (B) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144, and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144, (C) when such securities shall have ceased to be outstanding or (D) three (3) years from the date of effectiveness of the Registration Statement.

(b) In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense the Issuer shall:

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(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, for as long as Subscriber continues to hold Registrable Securities;

(ii) advise Subscriber, as promptly as practicable but in any event, within three (3) business days:

(1) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(2) of any request by the Commission for amendments or supplements to any Registration Statement or prospectus included therein or for additional information;

(3) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(4) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Acquired Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (and in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (1) through (5) above may constitute material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated in Section 5(b)(ii)(5), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Acquired Shares to be listed on the primary securities exchange or market, if any, on which the Class A Shares issued by the Issuer have been listed;

(vi) allow Subscriber to review and consent to disclosure specifically regarding Subscriber in the Registration Statement on reasonable advance notice (which consent shall not be unreasonably withheld); and

(vii) use its commercially reasonable efforts to take all other steps reasonably necessary to effect the registration of the Acquired Shares and, for so long as Subscriber holds Acquired Shares, to enable Subscriber to sell the Acquired Shares under Rule 144.

(c) Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay the filing or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Issuer’s board of directors reasonably believes, upon the advice of legal counsel, would require additional

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disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose or legal obligations for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than forty five (45) consecutive calendar days, or more than sixty (60) total calendar days, in each case during any twelve (12)-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Acquired Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Acquired Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Acquired Shares shall not apply (1) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (2) to copies stored electronically on archival servers as a result of automatic data back-up. For purposes of this Section 5, “Acquired Share” shall mean, as of any date of determination, the Acquired Shares purchased hereby and any other equity security issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, including any equity securities received with respect to the Acquired Shares pursuant to the Transactions.

(d) Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5(d)) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

(e) Indemnification.

(i) The Issuer shall, notwithstanding the termination of this Subscription Agreement, indemnify and hold harmless, to the fullest extent permitted by law, Subscriber, its directors, officers, employees, agents, trustees, partners, members, managers, stockholders, affiliates, investment advisors and sub-advisors, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and each of their directors, members, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) that arise out of or are caused by (A) any untrue or alleged untrue statement of material fact contained in any Registration Statement (or incorporated by reference therein), prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or document incorporated by reference therein or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of such Subscriber expressly for use therein, or (B) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state

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securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5. The Issuer shall notify Subscriber promptly of the institution, threat or assertion (to the Issuer’s knowledge) of any proceeding arising from or in connection with the Transactions; provided, however, that the indemnification contained in this Section 5(e) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of such person to deliver or cause to be delivered a Prospectus made available by the Issuer in a timely manner or (B) in connection with any offers or sales effected by or on behalf of Subscriber in violation of this Agreement.

(ii) In connection with any Registration Statement in which Subscriber is participating, Subscriber shall furnish to the Issuer in writing such information as the Issuer reasonably requests for use in connection with any such Registration Statement or Prospectus. In connection with any Registration Statement in which Subscriber is participating, Subscriber agrees, severally and not jointly with any Other Subscriber or other investor that is a party to the Other Subscription Agreements, to indemnify and hold harmless, to the fullest extent permitted by law, the Issuer, its directors and officers and agents and employees and each person or entity who controls the Issuer (within the meaning of Section 15 of the Securities Act) against any Losses, resulting from or arising out of any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in the case of an omission) in and is based on any information or affidavit so furnished in writing by or on behalf of Subscriber expressly for use therein; provided, however, that in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber from the sale of Acquired Shares pursuant to such Registration Statement giving rise to such indemnification obligation.

(iii) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Acquired Shares.

(v) If the indemnification provided under this Section 5(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber from the sale of Acquired Shares pursuant to such Registration Statement giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent,

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knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 5(e)(i), 5(e)(ii), 5(e)(iii), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(e)(v) from any person who was not guilty of such fraudulent misrepresentation.

(f) In the event Subscriber is a party to the Registration Rights Agreement, this Section 5 shall not apply and not be effective with respect to such Subscriber. For the avoidance of doubt, the Issuer acknowledges and agrees that Subscriber is not party to the Registration Rights Agreement.

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect (except for those provisions expressly contemplated to survive termination of this Subscription Agreement in accordance with Section 9(d)), and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (except with respect to those provisions expressly contemplated to survive termination of this Subscription Agreement in accordance with Section 9(d)), upon the earlier to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied on or prior to the earlier of the Closing Date or the Outside Date (as defined in the Business Combination Agreement as filed with the Commission on or shortly after the date hereof), or become incapable of being satisfied on or prior to the earlier of the Closing Date or the Outside Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing or (d) the Outside Date; provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover Losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber in writing (with email being sufficient) of the termination of the Business Combination Agreement. Upon the termination hereof, any monies paid by Subscriber to the Issuer in connection herewith shall promptly (and in any event within one (1) business day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transactions shall have been consummated.

7. Additional Agreements and Waivers of Subscriber.

(a) Trust Account Waiver. Subscriber acknowledges that the Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Issuer and one or more businesses or assets. Subscriber further acknowledges that, as described in the Issuer’s prospectus relating to its initial public offering dated February 22, 2021 (the “February 22, 2021 Prospectus”), available at sec.gov, substantially all of the Issuer’s assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of its public stockholders and the underwriters of its initial public offering. Except with respect to interest earned on the funds in the Trust Account that may be released to the Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the February 22, 2021 Prospectus. For and in consideration of the Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Acquired Shares, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided however, that nothing in this Section 7 shall be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s (x) record or beneficial ownership of Class A common stock acquired by any means other than pursuant to this Subscription Agreement or (y) redemption rights in connection with the Transactions with respect to any shares of Class A common stock of the Issuer owned by such Subscriber. Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Acquired Shares pursuant to the Issuer’s certificate of incorporation in connection with the Transactions or any other business combination, any subsequent liquidation of the Trust Account or the Issuer or otherwise. In the event Subscriber has any claim against the Issuer as a result of, or arising out of,

Annex J-15

this Subscription Agreement, the transactions contemplated hereby or the Acquired Shares, it shall pursue such claim solely against the Issuer and its assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account. This paragraph shall survive any termination of this Subscription Agreement.

(b) No Hedging. Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, shall execute any short sales (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind directly with respect to the Acquired Shares during the period from the date of this Subscription Agreement through the Closing (or such earlier termination of this Subscription Agreement). Notwithstanding anything to the contrary set forth herein, (i) nothing in this Section 7(b) shall prohibit any entities under common management or that share an investment adviser with the Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in this transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales or engaging in other hedging transactions; and in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 7(b) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares covered by this Subscription Agreement. The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Acquired Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Acquired Shares shall not be required to provide the Issuer with any notice thereof; provided, however, that neither the Issuer nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Acquired Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Issuer in all respects.

8. Issuer’s Covenants.

(a) Except as contemplated herein, the Issuer, its subsidiaries and their respective controlled affiliates shall not, and shall cause any person acting on behalf of any of the foregoing to not, take any action or steps that would require registration of the issuance of any of the Acquired Shares under the Securities Act.

(b) With a view to making available to Subscriber the benefits of Rule 144 or any other similar rule or regulation of the Commission that may at any time permit Subscriber to sell securities of the Issuer to the public without registration, the Issuer agrees, for so long as Subscriber holds Acquired Shares to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144;

(ii) file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(iii) furnish to Subscriber, promptly upon request, (x) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (y) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer (public availability on the Commission’s EDGAR system (or successor system) being sufficient) and (z) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration.

(c) Upon request of the Subscriber, the Issuer shall use its commercially reasonable efforts to promptly cause the removal of the legend described in Section 4(f) and to issue a certificate or a book entry record without such legend to the holder of the Acquired Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at DTC, if (i) such Acquired Shares are registered for resale pursuant to an effective registration statement under the Securities Act, upon the sale thereof, (ii) the Acquired Shares are sold pursuant to Rule 144, or (iii) the Acquired Shares can be sold, assigned or transferred without restriction or current public information requirements pursuant to Rule 144, including without limitation, any volume and manner of sale

Annex J-16

restrictions which may be applicable to affiliates under Rule 144 and any requirement for the Issuer to be in compliance with the current public information required under Rule 144(c) or Rule 144(i), as applicable, and in each case, the holder provides the Issuer with an undertaking to effect any sales or other transfers in accordance with the Securities Act. With respect to a sale pursuant to the foregoing clause (ii), the Issuer shall use its commercially reasonable efforts to cause the removal of such legend within three (3) business days of receipt of Subscriber’s request, provided that the Subscriber has provided such customary representations and other documentation in connection therewith. The Issuer shall be responsible for the fees of the Transfer Agent, counsel to the Issuer, and all DTC fees associated with such issuance and Subscriber shall be responsible for all other fees and expenses (including, without limitation, any applicable broker fees, fees and disbursements of their legal counsel and any applicable transfer taxes). The Issuer shall use its commercially reasonable efforts at its own expense to cause its legal counsel to deliver an opinion, if necessary, to DTC or the Transfer Agent in connection with the instruction under in this Section 8(c) to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from the Subscriber as reasonably requested by the Issuer, its counsel, DTC or Transfer Agent, establishing that restrictive legends are no longer required.

9. Miscellaneous.

(a) Each party hereto acknowledges that the other party hereto and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein with respect to it are no longer accurate in all material respects. Subscriber and the Issuer further acknowledge and agree that each of the Placement Agents is a third-party beneficiary with the right to enforce Section 3, Section 4 and Section 9 of this Subscription Agreement on its behalf and not, for the avoidance of doubt, on behalf of the Issuer, and that each of the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties made by Subscriber and Issuer contained in this Subscription Agreement.

(b) Each of the Issuer, the Subscriber and the Placement Agents (with respect to Section 3, Section 4 and Section 9 hereof), is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Each of the Placement Agents is entitled to rely upon the representations, warranties, agreements and covenants of the Issuer and Subscriber in this Subscription Agreement.

(c) This Subscription Agreement may not be transferred or assigned without the prior written consent of each of the other parties hereto. Notwithstanding the foregoing, this Subscription Agreement and any of Subscriber’s rights and obligations hereunder may be assigned to one or more affiliates of the Subscriber or to any fund or account managed by the same investment manager or investment advisor as Subscriber or by an affiliate of such investment manager or investor advisor, without the prior consent of the Issuer, provided that such assignee(s) agrees in writing to be bound by the terms hereof. Upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations provided for herein to the extent of such assignment; provided further that, no assignment shall relieve the assigning party of any of its obligations hereunder, including any assignment to any fund or account managed by the same investment manager or investment advisor as Subscriber or by an affiliate of such investment manager or investment advisor, unless consented to in writing by the Issuer (such consent not to be unreasonably conditioned, delayed or withheld). Neither this Subscription Agreement nor any rights that may accrue to the Issuer hereunder or any of the Issuer’s obligations may be transferred or assigned other than pursuant to the Transactions.

(d) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party in this Subscription Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms.

(e) The Issuer may request from Subscriber such additional information as the Issuer may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that, the Issuer agrees to keep any such information provided by Subscriber confidential; provided, further, that upon receipt of such additional information, the Issuer shall be allowed to convey

Annex J-17

such information to each Placement Agent but shall cause such Placement Agent to keep the information confidential, except as may (x) be required by applicable law, rule, regulation, (y) requested by governmental, regulatory or self-regulatory body, or (z) required in connection with any legal proceeding.

(f) This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by each of the parties hereto. This Subscription Agreement may not be waived except by an instrument in writing, signed by the party against whom enforcement of such waiver is sought.

(g) This Subscription Agreement and, if applicable, the Registration Rights Agreement (including the schedules hereto and thereto) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(h) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j) This Subscription Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(k) Except as otherwise provided in this Subscription Agreement, each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated by this Subscription Agreement.

(l) The Issuer shall be solely responsible for the fees of the Placement Agents, Transfer Agent, the escrow agent, stamp taxes and all of DTC’s fees associated with the issuance of the Acquired Shares.

(m) Subscriber understands and agrees that (i) no disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Acquired Shares; (ii) none of the Placement Agents, nor any of their respective affiliates, nor any control persons, directors, officers, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to the Issuer, Target, or their subsidiaries or any of their respective businesses, the Transactions or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer; and (iii) in connection with the issue and purchase of the Acquired Shares, the Placement Agents have not acted as Subscriber’s financial advisor, tax advisor or fiduciary.

(n) Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (iii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iv) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

if to Subscriber, to such address or addresses set forth on the signature page hereto;

if to the Issuer, to:

c/o CM Life Sciences II Inc.
667 Madison Avenue
New York, NY 10065
Attention: Keith Meister
Email: kmeister@corvexcap.com

Annex J-18

with a required copy to (which copy shall not constitute notice):

White & Case LLP
1221 Avenue of the Americas
New York NY 10020
Attention: Joel Rubinstein, Matthew Kautz
Email: joel.rubinstein@whitecase.com; matthew.kautz@whitecase.com and a required copy to (which copy shall not constitute notice):

SomaLogic, Inc.
2945 Wilderness Place
Boulder, Colorado 80301

Reed Smith LLP
599 Lexington Avenue
New York, New York 10022
Attention: Ari Edelman; Jared Kelly
Email: aedelman@reedsmith.com; jared.kelly@reedsmith.com

(o) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(p) This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9(n) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, PLACEMENT AGENTS OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED,

Annex J-19

EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(p).

(q) If, any change in the Class A Shares shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Acquired Shares issued to Subscriber and the Per Share Price shall be appropriately adjusted to reflect such change.

(r) The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transactions and any other material, nonpublic information that the Issuer has provided to Subscriber any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors or employees or agents (including the Placement Agents) and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Issuer, the Placement Agents or any of their respective affiliates. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer (i) shall not, and shall cause the Placement Agents and the Target not to, disclose the name or identity of Subscriber or any of its affiliates or its investment adviser, or include the name of Subscriber or any of its affiliates or its investment adviser, without the prior written consent of Subscriber, in any press release or marketing materials and (ii) shall not disclose the name or identify of Subscriber or any of its affiliates or its investment adviser, or include the name of Subscriber or any of its affiliates or its investment adviser, without the prior written consent of Subscriber, in any filing with the Commission or any regulatory agency or trading market, except with respect to this clause (ii) as required by state or federal securities law, any governmental authority or stock exchange rule, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure permitted under hereunder;.

(s) Each party hereto agrees for the express benefit of each Placement Agent and their respective affiliates, control persons, officers, directors, employees, partners, agents and representatives that:

(i) none of the Placement Agents (or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives) (1) shall be liable to Subscriber, the Issuer, the Target or any Other Subscriber pursuant to this Subscription Agreement, an Other Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action, including any improper payment made in accordance with the information provided by the Issuer, heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares; (2) makes any representation or warranty, or has any responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Issuer pursuant to this Subscription Agreement or the Business Combination Agreement or any agreement contemplated therein, or in connection with any of the Transactions; or (3) shall be liable (x) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon it by this Subscription Agreement, the Business Combination Agreement or any agreement contemplated therein, or (y) for anything which any of them may do or refrain from doing in connection with this Subscription Agreement, the Business Combination Agreement or any agreement contemplated therein, except for such party’s own gross negligence, willful misconduct or bad faith.

(ii) Issuer agrees for the express benefit of each Placement Agent and their respective affiliates, control persons, officers, directors, employees, partners, agents and representatives that (x) none of the Placement Agents (or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives) has any duties or obligations other than those specifically set forth in the engagement letter among the Issuer and such Placement Agents (an “Engagement Letter”); and (y) each Placement Agent, their respective affiliates and their respective representatives shall be entitled to (1) rely on, and shall be protected in acting upon,

Annex J-20

any certificate, instrument, opinion, notice, letter or any other document or security delivered to any of them by or on behalf of the Issuer, and (2) be indemnified by the Issuer for acting as Placement Agent hereunder pursuant the indemnification provisions set forth in the Engagement Letter.

(t) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under any Other Subscription Agreement or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase the Acquired Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, the Target or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. The decision of each Other Subscriber to purchase Other Acquired Shares pursuant to an Other Subscription Agreement has been made by such Other Subscriber independently of Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, the Target or any of their respective subsidiaries which may have been made or given by Subscriber. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Acquired Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(u) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive. For ease of administration, this single Subscription Agreement may be executed so as to enable each Subscriber identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The parties agree that no Subscriber listed on the signature page shall have any liability under the Subscription Agreement for the obligations of any other Subscriber so listed.

[Signature pages follow.]

Annex J-21

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

CM Life Sciences II Inc.
By:
Name:
Title:
Date:

Signature Page to
Subscription Agreement

Annex J-22

SUBSCRIBER:
Signature of Subscriber:	Signature of Joint Subscriber, if applicable:
By:	By:
Name:	Name:
Title:	Title:

Date:  _________________________, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different)

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property
Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.: ___________________	Telephone No.: ___________________

Facsimile No.: ____________________	Facsimile No.: ____________________

Aggregate Number of Acquired Shares subscribed for:

Aggregate Purchase Price: $_____________

Annex J-23

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

Number of Acquired Shares subscribed for and aggregate Purchase Price accepted and agreed to as of this ____ day of ________, 2021, by:

CM Life Sciences II Inc.

By:
Name:
Title:

Signature Page to
Subscription Agreement

Annex J-24

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

	1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

	2.	☐ We are subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check each of the following subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor”.

	2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS (Please check the applicable box)
SUBSCRIBER:

	☐	is:

	☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

FINRA Rule 4512(c) states that an “institutional account” shall mean any person who comes within any of the below listed categories. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “institutional account.”

☐ a bank, savings and loan association, insurance company or registered investment company;

☐ an investment adviser registered either with the Commission under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions); or

☐ any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below that apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐      Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐      Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐      An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐      An investment adviser relying on the exemption from registering with the Securities and Exchange Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

☐      Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐      Any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Securities Act;

☐      Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

☐      A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐      Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐      Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐      Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐      Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐      Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Securities Act;

☐      An entity, of a type not listed in any of the foregoing paragraphs, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

☐      A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐      A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in the foregoing paragraph and whose prospective investment in the issuer is directed by such family office pursuant to clause (iii) in the foregoing paragraph;

☐      Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000.  For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐      Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐      Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, our Current Charter provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our Current Charter provides that we will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

We have entered into indemnification agreements with each of its current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Our Current Charter provides for indemnification of the post-combination company’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and the post-combination company’s Bylaws provide for indemnification of the post-combination company’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the Closing, the post-combination company will have entered into indemnification agreements with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require the post-combination company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1†	Merger Agreement (included as Annex A to the proxy statement/prospectus which forms a part of this registration statement).
3.1	Amended and Restated Certificate of Incorporation of CMLS II (included as Annex E to the proxy statement/prospectus which forms a part of this registration statement).
3.2	Bylaws of CMLS II (incorporated by reference to Exhibit 3.3 to the Form S-1 (file No. 333-252626)).
3.3	Form of Amended and Restated Bylaws of post-combination company (included as Annex F to the proxy statement/prospectus which forms a part of this registration statement).
3.4	Form of Amended and Restated Certificate of Incorporation of post-combination company (included as Annex G to the proxy statement/prospectus which forms a part of this registration statement).
4.1*	Specimen Class A Common Stock Certificate.
4.2	Warrant Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K (file No. 801-40090) filed February 26, 2021).
5.1*	Opinion of White & Case LLP as to the validity of the securities being registered.
10.1*	SomaLogic, Inc. 2021 Omnibus Incentive Plan (included as Annex C to the proxy statement/prospectus which forms a part of this registration statement).
10.2*	SomaLogic, Inc. Employee Stock Purchase Plan (included as Annex D to the proxy statement/prospectus which forms a part of this registration statement).
10.3+	Form of Stock Appreciation Rights Agreement pursuant to the SomaLogic, Inc. 2021 Omnibus Incentive Plan.
10.4+	Form of Incentive Stock Option Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.
10.5+	Form of Restricted Stock Unit Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.
10.6+	Form of Restricted Stock Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.
10.7+	Form of Non-Qualified Stock Option Award Agreement under the SomaLogic, Inc. 2021 Omnibus Incentive Plan.
10.8**	SomaLogic, Inc. 2009 Equity Incentive Plan.
10.9**	Form of Non-Statutory Stock Option Agreement under the SomaLogic, Inc. 2009 Equity Incentive Plan.
10.10**	Form of Incentive Stock Option Agreement under the SomaLogic, Inc. 2009 Equity Incentive Plan.
10.11**	SomaLogic, Inc. 2017 Equity Incentive Plan.
10.12**	Form of Option Agreement (Incentive Stock Option or Non-statutory Stock Option) under the SomaLogic, Inc. 2017 Equity Incentive Plan.
10.13+**	Severance Agreement, dated September 1, 2020, between SomaLogic, Inc. and Lawrence Gold.
10.14+**	First Amendment to Severance Agreement, dated December 4, 2020, between SomaLogic, Inc. and Lawrence Gold.
10.15+**	Employment Agreement, dated April 20, 2020, between SomaLogic, Inc. and Roy Smythe.
10.16+**	Employment Agreement, dated April 20, 2020, between SomaLogic, Inc. and Stephen Williams.
10.17+**	Employment Agreement, dated April 20, 2020, between SomaLogic, Inc. and Melody Harris.
10.18+*	Amendment to Employment Agreement between SomaLogic, Inc. and Roy Smythe.
10.19+*	Amendment to Employment Agreement between SomaLogic, Inc. and Stephen Williams.
10.20+*	Amendment to Employment Agreement between SomaLogic, Inc. and Melody Harris.
10.21	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K (file No. 001-40090) filed March 29, 2021).
10.22	Form of Stockholder Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K (file No. 001-40090) filed March 29, 2021).
10.23	Form of Stockholder Support Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K (file No. 001-40090) filed March 29, 2021).
10.24	Sponsor Support Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K (file No. 001-40090) filed March 29, 2021).
10.25	Forfeiture Agreement incorporated by reference to Exhibit 10.5 to the Form 8-K (file No. 001-40090) filed March 29, 2021).

Exhibit	Description
10.26	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to the Form 8-K (file No. 001-40090) filed March 29, 2021).
10.27	Investment Management Trust Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K (file No. 001-40090) filed February 26, 2021).
10.28	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K (file No. 001-40090) filed February 26, 2021).
10.29	Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K (file No. 001-40090) filed February 26, 2021).
10.30	Letter Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K (file No. 001-40090) filed February 26, 2021).
10.31	Forward Purchase Agreement (incorporated by reference to Exhibit 10.6 to the Form 8-K (file No. 001-40090) filed February 26, 2021).
10.32	Forward Purchase Agreement (incorporated by reference to Exhibit 10.7 to the Form 8-K (file No. 001-40090) filed February 26, 2021).
10.33††	Master Collaboration Agreement, dated September 20, 2019, between SomaLogic, Inc. and Novartis Pharma AG
10.34††	Amended and Restated Master SomaScan Discovery Services Agreement, dated October 13, 2020, between SomaLogic, Inc. and Amgen Inc.
23.1	Consent of WithumSmith+Brown, PC
23.2	Consent of Ernst & Young LLP
23.3*	Consent of White & Case LLP (included in Exhibit 5.1 hereto).
24.1	Power of Attorney (included on this Form S-4).
99.1*	Form of Preliminary Proxy Card.
99.2**	Consent of Chuck Lillis to be named as director.
99.3**	Consent of Roy Smythe to be named as director.
99.4	Consent of Houlihan Lokey Capital, Inc.

____________

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

††      Certain of the provisions and terms of this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(10). The Registrant agrees to furnish on a supplemental basis an unredacted copy of this exhibit and its materiality and privacy or confidentiality analysis if requested by the SEC.

*        To be filed by amendment.

**      Previously filed.

+        Management contract or compensatory plan or arrangement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.       To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.      To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.       Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.      Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.      Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of June, 2021.

CM LIFE SCIENCES II INC.
By: /s/ Brian Emes
Name: Brian Emes
Title: Chief Financial Officer and Secretary
Name	Title	Date
*	Chief Executive Officer and Director	June 25, 2021
Eli Casdin	(Principal Executive Officer)
/s/ Brian Emes	Chief Financial Officer and Secretary	June 25, 2021
Brian Emes	(Principal Financial and Accounting Officer)
*	Chairman of the Board	June 25, 2021
Keith Meister
*	Director	June 25, 2021
Kevin Conroy
*	Director	June 25, 2021
Troy Cox
*	Director	June 25, 2021
Jason Kelly
*	Director	June 25, 2021
Stephen Quake
* By: /s/ Brian Emes, Attorney-in-Fact